As Filed with the Securities and Exchange Commission on June 28, 2005
Registration No. 333-[          ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

US AIRWAYS GROUP, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	4512	54-1194634
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

2345 Crystal Drive
Arlington, Virginia 22227
(703) 872-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Elizabeth K. Lanier, Esq.
Executive Vice President — Corporate Affairs and General Counsel
2345 Crystal Drive
Arlington, Virginia 22227
(703) 872-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Brian P. Leitch, Esq. Kevin J. Lavin, Esq. Arnold & Porter llp 555 Twelfth Street, NW Washington, DC 20004 Tel. No.: (202) 942-5000 Fax No.: (202) 942-5999	James E. Walsh III, Esq. America West Holdings Corporation 111 West Rio Salado Parkway Tempe, AZ 85281 Tel. No.: (480) 693-0800 Fax No.: (480) 693-5155	Peter C. Krupp, Esq. Timothy R. Pohl, Esq. Skadden, Arps, Slate, Meagher & Flom llp 333 West Wacker Drive, Suite 2100 Chicago, IL 60606 Tel. No.: (312) 407-0700 Fax No.: (312) 407-0411

    Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of the Registration Statement and the date on which all other conditions of the merger of US Airways Group, Inc.’s wholly owned subsidiary and America West Holdings Corporation pursuant to the merger agreement described in the enclosed document have been satisfied or waived.
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered (1)	Registered (2)	Price Per Unit	Offering Price (3)	Registration Fee (4)

Common Stock, $0.01 par value	15,433,803	$5.78	$214,771,217	$25,279

(1)	This Registration Statement relates to shares of common stock of the Registrant, par value $0.01 per share, issuable to holders of the Class A and Class B common stock, par value $0.01 per share, of America West Holdings Corporation, in connection with the merger.

(2)	Represents the maximum number of shares of common stock of the Registrant, par value $0.01 per share, estimated to be issued in connection with and upon completion of the merger. The estimated maximum number of shares of the registrant’s common stock to be issued is based upon the sum of (i) the product obtained by multiplying (x) 859,117 shares of America West Holdings Class A common stock, par value $0.01 per share, estimated to be outstanding immediately prior to the merger, by (y) 0.5362, the exchange ratio for shares of Class A common stock, plus (ii) the product obtained by multiplying (a) 36,298,533 shares of America West Holdings Class B common stock, par value $0.01 per share, estimated to be outstanding immediately prior to the merger, by (b) 0.4125, the exchange ratio for shares of Class B common stock.

(3)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(c) and 457(f) under the Securities Act. Pursuant to Rules 457(c) and 457(f) under the Securities Act, the proposed maximum aggregate offering price of the common stock of the registrant was calculated based on the market value of the shares of common stock of America West Holdings Corporation (the securities to be cancelled in connection with the merger) in accordance with Rule 457(c) under the Securities Act, determined as the product obtained by multiplying (A) $5.78, the average of the high and low prices per share of America West Holdings Corporation Class B common stock on June 23, 2005, as reported on The New York Stock Exchange, and (B) 37,157,650, the estimated aggregate number of shares of common stock of America West Holdings Corporation to be cancelled in connection with the merger described in footnote (2) above.

(4)	Calculated by multiplying the proposed maximum aggregate offering price, calculated as described in footnote (3) above, by 0.0001177.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

To Our Stockholders:
      The board of directors of America West Holdings Corporation has unanimously approved the merger of America West Holdings with Barbell Acquisition Corp., a wholly owned subsidiary of US Airways Group, Inc. The merger is expected to create the first full-service airline with the consumer-friendly pricing structure of a low-fare carrier.
      In the merger, holders of America West Holdings Class A common stock will receive 0.5362 of a share of new US Airways Group common stock for each share of America West Holdings Class A common stock they own, and holders of America West Holdings Class B common stock will receive 0.4125 of a share of new US Airways Group common stock for each share of America West Holdings Class B common stock they own, on the terms specified in the merger agreement.
      The merger is one of a series of transactions that require the approval of the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division, in the pending bankruptcy proceeding of US Airways Group and its domestic subsidiaries. The other transactions that must be approved by the bankruptcy court, as part of a comprehensive plan of reorganization of US Airways Group and its domestic subsidiaries, include receipt by US Airways Group of new equity financing concurrently with the merger. As described in this proxy statement/ prospectus, US Airways Group has entered into agreements with new equity investors which have agreed to contribute a total of $500 million in equity to the reorganized US Airways Group, subject to a variety of conditions, including confirmation of the plan of reorganization and completion of the merger. The merger is a key component of the plan of reorganization and is also conditioned upon, among other things, the receipt of at least $375 million from these equity investors. The plan of reorganization contemplates the cancellation of existing US Airways Group common stock and the issuance of new shares of reorganized US Airways Group upon emergence from the bankruptcy proceedings and in connection with the merger.
      Assuming that US Airways Group receives $500 million in equity financing at the effective time of the merger, we expect that former America West Holdings stockholders will hold approximately 39% of new US Airways Group common stock outstanding immediately following the merger. Certain former US Airways Group creditors and new equity investors as a group will hold approximately 12% and 49%, respectively, of new US Airways Group common stock outstanding immediately following the merger. In each case, those percentages are subject to dilution as a result of any additional equity issuances, including as a result of the proposed rights offering discussed below, and are subject to certain assumptions concerning the likely exchange of certain convertible debt and securities that are dilutive at the per share purchase price paid by the equity investors for new US Airways Group common stock shortly after the merger, as described in this proxy statement/prospectus.
      The merger cannot be completed unless America West Holdings stockholders adopt the merger agreement and approve the merger. The obligations of America West Holdings and US Airways Group to complete the merger are also subject to the satisfaction or waiver of several other conditions, including clearance from regulatory agencies. More information about America West Holdings, US Airways Group, the plan of reorganization of US Airways Group and its domestic subsidiaries and the proposed merger is contained in this proxy statement/ prospectus. We encourage you to read carefully this proxy statement/ prospectus before voting, including the section entitled “Risk Factors” beginning on page 36.
      The holders of America West Holdings Class A common stock, which collectively hold approximately 55% of the voting power of America West Holdings, have agreed to vote their shares for adoption of the merger agreement and the approval of the merger if the holders of a majority of the outstanding shares of America West Holdings Class B common stock vote to adopt the merger agreement and approve the merger. Therefore, unless the voting agreement is terminated in accordance with its terms before the special meeting of America West Holdings stockholders and those controlling stockholders choose to vote against the merger proposal, if the holders of a majority of the outstanding shares of America West Holdings Class B common stock vote to adopt the merger agreement and approve the merger, the merger proposal will be approved. The holders of America West Holdings Class A common stock may vote for the merger even if the majority of the holders of America West Holdings Class B common stock do not vote for the merger.
      Based on its review, the board of directors of America West Holdings has determined that the merger agreement and the merger are advisable, fair to and in the best interests of America West Holdings and its stockholders and has unanimously approved the merger agreement and the merger. The America West Holdings board of directors unanimously recommends that America West Holdings’ stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger.
      We have scheduled a special meeting for our stockholders to vote on the adoption of the merger agreement and the approval of the merger. On behalf of the board of directors, I invite you to attend the special meeting to be held at corporate headquarters, Annex Room A, 111 West Rio Salado Parkway, Tempe, Arizona on [month, day], 2005, at 9:30 a.m., local time.
      Your vote is very important. Whether or not you plan to attend the special meeting of America West Holdings stockholders, please take the time to vote by completing and mailing to us the enclosed proxy card or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone. If your shares are held in “street name,” which means your shares are of record by a broker, bank or nominee, you must provide the record holder with instructions about how to vote your shares. However, if you do not return or submit the proxy or vote in person at the special meeting, the effect will be the same as a vote against the proposal to approve and adopt the merger agreement and the merger.
      In addition to this proxy statement/ prospectus, you will also receive a prospectus with respect to a proposed rights offering by US Airways Group. In the rights offering, US Airways Group will distribute to America West Holdings Class A and Class B stockholders and certain unsecured creditors of US Airways Group and its domestic subsidiaries entitled to vote on the plan of reorganization rights to purchase up to an aggregate of 9,090,909 shares of New US Airways Group common stock at a subscription price of $16.50 per share. A summary of the terms of the rights is included in this proxy statement/ prospectus under the section entitled “The Rights Offering.” Issuance of shares in the rights offering is conditioned on completion of the merger. However, the merger is not conditioned on completion of the rights offering and you are not required to vote for the merger proposal in order to be permitted to exercise rights in the rights offering.
      We are pleased to present this opportunity to our stockholders for their vote.
Sincerely,
W. Douglas Parker
Chairman and Chief Executive Officer
America West Holdings Corporation
      None of the Securities and Exchange Commission, any state securities regulator or any regulatory authority has approved or disapproved of these transactions or the securities to be issued under this proxy statement/ prospectus or determined if this proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
      This proxy statement/ prospectus is dated [month, day], 2005, and is being mailed to stockholders of America West Holdings on or about [month, day], 2005.

111 West Rio Salado Parkway
Tempe, Arizona 85281
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On [month, day], 2005
To the Stockholders of America West Holdings Corporation:
      We will hold a special meeting of stockholders of America West Holdings Corporation at corporate headquarters, Annex Room A, 111 West Rio Salado Parkway, Tempe, Arizona, on [month, day], 2005, at 9:30 a.m., local time, to consider and vote on the following matters described in the accompanying proxy statement/ prospectus:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of May 19, 2005, by and among US Airways Group, Inc., America West Holdings Corporation and Barbell Acquisition Corp., a wholly owned subsidiary of US Airways Group, Inc., as amended, and to approve the merger.

2. To transact any other business within the preceding purpose as may properly come before the special meeting or any adjournments or postponements of the special meeting.
      These items of business are described in the accompanying proxy statement/ prospectus. Only America West Holdings stockholders of record at the close of business on [month, day], 2005, the record date for the special meeting, are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting.
      A complete list of America West Holdings stockholders entitled to vote at the special meeting will be available for inspection at the principal executive offices of America West Holdings during regular business hours for a period of no less than ten days before the special meeting and at the special meeting.
      Your vote is very important. Whether you plan to attend the special meeting or not, please complete, date and sign the enclosed proxy card as soon as possible and return it in the postage-prepaid envelope provided, or, if the option is available to you, use our 24-hour a day telephone or Internet voting options to submit a proxy. Completing a proxy now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote. However, if you do not return or submit the proxy or vote in person at the special meeting, the effect will be the same as a vote against the proposal to adopt the merger agreement and approve the merger.

By Order of the Board of Directors,

Patricia A. Penwell
Corporate Secretary
Tempe, Arizona
[Month, day], 2005

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES ADDITIONAL INFORMATION
      This proxy statement/prospectus incorporates by reference important business and financial information about America West Holdings from documents that are not included in or delivered with this proxy statement/ prospectus. This information is available to you without charge upon request. For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see the section entitled “Additional Information — Where You Can Find More Information About America West Holdings and US Airways Group.”
      You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from America West Holdings, or from the Securities and Exchange Commission, which is referred to as the SEC, through the SEC’s website at www.sec.gov. Documents of America West Holdings that are incorporated by reference and documents of US Airways Group are also available from America West Holdings and US Airways Group without charge, excluding any exhibits to those documents that are not specifically incorporated by reference as an exhibit in this proxy statement/prospectus. America West Holdings stockholders may request a copy of these documents in writing or by telephone by contacting the applicable department at:
America West Holdings Corporation
111 West Rio Salado Parkway
Tempe, Arizona 85281
Telephone number: (480) 693-0800
Attn: Investor Relations
US Airways Group, Inc.
2345 Crystal Drive
Arlington, Virginia 22227
Telephone number: (703) 872-7000
Attn: Investor Relations
      In order for you to receive timely delivery of the documents in advance of the special meeting, America West Holdings should receive your request no later than [month, day], 2005.
      Investors may also consult America West Holdings’ or US Airways Group’s respective websites for more information concerning the merger described in this proxy statement/prospectus. America West Holdings’ website is www.americawest.com. US Airways Group’s website is www.usairways.com. Information included on either website is not incorporated by reference in this proxy statement/prospectus. In addition, for information regarding the bankruptcy proceedings of US Airways Group and its domestic subsidiaries, investors may access filings made in the proceedings, including the plan of reorganization and disclosure statement filed by US Airways Group and its domestic subsidiaries in those proceedings, at www.donlinrecano.com. Information on the website identified in the preceding sentence is not incorporated by reference in this proxy statement/prospectus.
ABOUT THIS PROXY STATEMENT/ PROSPECTUS
      This document, which forms part of a registration statement on Form S-4 filed with the SEC by US Airways Group, constitutes a prospectus of US Airways Group under Section 5 of the Securities Act of 1933, as amended, which is sometimes referred to as the Securities Act, with respect to the shares of reorganized US Airways Group common stock to be issued to America West Holdings stockholders in connection with the merger. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is sometimes referred to as the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the special meeting of stockholders of America West Holdings to consider and vote upon the proposal to adopt the merger agreement and approve the merger.

i

ii

Annexes

Annex A	Agreement and Plan of Merger
Annex B	Opinion of Greenhill & Co., LLC

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER
      The following are some questions that you, as a stockholder of America West Holdings, may have regarding the merger being considered at the special meeting of stockholders of America West Holdings and brief answers to those questions. You should carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger being considered at the special meeting of stockholders of America West Holdings and the plan of reorganization of US Airways Group and its domestic subsidiaries. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus. Unless we specify otherwise, all references in this proxy statement/prospectus to “New US Airways Group,” the “combined company,” and “our company” refer to US Airways Group following effectiveness of the plan of reorganization of US Airways Group and its domestic subsidiaries and the merger with America West Holdings. Unless we specify otherwise, all references in this prospectus to “US Airways Group” refer to US Airways Group, Inc., all references in this proxy statement/prospectus to “America West Holdings” refer to America West Holdings Corporation, and all references to “we” and “us” refer to US Airways Group and America West Holdings together before the merger as well as New US Airways Group.

Q:	Why am I, as an America West Holdings stockholder, receiving this proxy statement/prospectus?

A:	America West Holdings and US Airways Group have agreed to a business combination of US Airways Group and America West Holdings under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

In order to complete the merger, America West Holdings stockholders must vote to adopt the merger agreement and approve the merger. America West Holdings will hold a special meeting of its stockholders to obtain this approval.

You should carefully read this proxy statement/prospectus because it contains important information about the merger, the merger agreement and the special meeting of the stockholders of America West Holdings. The enclosed voting materials allow you to vote your shares without attending the special meeting.

Your vote is very important. We encourage you to vote as soon as possible.

Q:	Why are the two companies proposing the merger?

A:	America West Holdings and US Airways Group believe that the merger will create the first full-service nationwide airline with the consumer-friendly pricing structure of a low-fare carrier. Operating as the first national low-cost hub-and-spoke network carrier will allow the combined company to provide customers with simplified pricing, international scope, access to low-fare service to over 200 cities across the U.S., Canada, the Caribbean, Latin America and Europe, and amenities that include a robust frequent flyer program, airport clubs, assigned seating and First Class cabin service. The companies believe that the merger allows each of them to seize the opportunity to strengthen its business rather than waiting for the industry environment, currently beset by high fuel prices, vigorous competition and low fares, to improve. A combined US Airways Group/America West Holdings places us in a position of strength with the potential for future growth that we believe neither of us could achieve on our own.

This merger is unique compared with other historical airline mergers due to a number of factors. The labor costs of America West Airlines, Inc., America West Holdings’ principal operating subsidiary, and US Airways, Inc., US Airways Group’s principal operating subsidiary, are very similar. All aircraft types in the America West Airlines, Inc. fleet are already operated by US Airways, Inc. We expect the merger to create a low-cost carrier with premium services and international reach. Finally, certain synergies related to consolidating operations can be achieved rapidly because US Airways

Group, together with its domestic subsidiaries, currently operating under Chapter 11 bankruptcy protection, can efficiently right-size its aircraft fleet, network and infrastructure.

To review the reasons for the merger in greater detail, see the section entitled “The Merger — Recommendation of the America West Holdings Board of Directors and Its Reasons for the Merger.”

Q:	How will the merger be accomplished?

A:	Under the terms of the merger agreement, America West Holdings will merge with Barbell Acquisition Corp., a wholly owned subsidiary of US Airways Group, with America West Holdings continuing as a wholly owned subsidiary of New US Airways Group.

New US Airways Group will present to consumers a single brand name — US Airways — as well as a unified route structure and frequent flyer program, while maintaining separate operating certificates for US Airways, Inc. and America West Airlines, Inc. until operations and workforces are combined.

Q:	What will the holders of shares of America West Holdings Class B common stock receive in the merger?

A:	Holders of America West Holdings Class B common stock will receive 0.4125 of a share of New US Airways Group common stock for each share of America West Holdings Class B common stock they own of New US Airways Group common stock.*

Q:	What will the holders of shares of America West Holdings Class A common stock receive in the merger?

A:	Holders of America West Holdings Class A common stock will receive 0.5362 of a share of New US Airways Group common stock for each share of America West Holdings Class A common stock they own of New US Airways Group common stock.*

Q:	Will the shares of New US Airways Group common stock be publicly traded?

A:	We are applying to have the shares of New US Airways Group common stock issued in the merger authorized for listing on the New York Stock Exchange upon official notice of issuance under the symbol “[ ].”

Q:	How much is a share of New US Airways Group common stock worth?

A:	New US Airways Group common stock will be different from the US Airways Group common stock currently outstanding. New US Airways Group common stock will be governed by the terms of the certificate of incorporation of New US Airways Group to be put in place as part of the plan of reorganization of US Airways Group and its domestic subsidiaries.

The plan of reorganization contemplates the cancellation of all currently outstanding equity securities of US Airways Group. The historical price information of US Airways Group common stock does not reflect the price at which the New US Airways Group common stock will trade following the merger. Therefore, it is not meaningful to determine the value of the merger consideration to be received by the holders of America West Holdings Class A common stock or Class B common stock by reference to current trading values of US Airways Group common stock.

*	As a result of the new equity investment in New US Airways Group by certain investors advised by Wellington Management Company, LLP at a per share price of $16.50, as opposed to the $15.00 per share price paid by the other new equity investors, the merger agreement will be amended in accordance with its terms to adjust the exchange ratios for America West Holdings Class A and Class B common stock to 0.5362 and 0.4125, respectively. In advance of this amendment, we use these exchange ratios throughout this proxy statement/prospectus.

As discussed in more detail in this proxy statement/prospectus, various equity investors have entered into agreements with US Airways Group and America West Holdings to acquire shares of New US Airways Group common stock upon completion of the merger. These agreements were negotiated at arm’s length and value a share of New US Airways Group common stock at $15.00 or $16.50 per share, assuming completion of the merger and the plan of reorganization of US Airways Group and its domestic subsidiaries. We cannot anticipate the price at which the New US Airways Group common stock will trade following the merger.

Q:	When do America West Holdings and US Airways Group expect the merger to be completed?

A:	US Airways Group and America West Holdings are working to complete the merger as quickly as practicable. However, we cannot predict the exact timing of the completion of the merger because it is subject to approval of the bankruptcy court as part of the plan of reorganization of US Airways Group and its domestic subsidiaries, regulatory approvals and other conditions. See the sections entitled “Summary — Conditions to Completion of the Merger” and “Summary — Regulatory Approvals.” We hope to complete the merger in the second half of 2005. Operational integration however, will take longer to complete.

Q:	What is the rights offering?

A:	In connection with the plan of reorganization of US Airways Group and its domestic subsidiaries, US Airways Group may distribute rights to holders of shares of America West Holdings Class A and Class B common stock and to certain unsecured creditors of US Airways Group and its domestic subsidiaries to purchase up to an aggregate of 9,090,909 shares of New US Airways Group common stock at a subscription price of $16.50 per share.

The proposed rights offering will be made pursuant to a separate prospectus that is being sent to you simultaneously with this proxy statement/prospectus.

The issuance of shares in the rights offering is conditioned upon completion of the merger. However, the merger is not conditioned upon completion of the rights offering and you are not required to vote for the merger proposal in order to be permitted to exercise rights in the rights offering.

Q:	Who will manage the combined company after the merger?

A:	Following the merger, the board of directors of New US Airways Group will consist of 13 members. Six of these directors will be appointed by America West Holdings, four of these directors will be appointed by US Airways Group and up to three of these directors will be appointed by certain equity investors in New US Airways Group. Except as described in the next paragraph, we have not yet determined the identities of the new directors.

W. Douglas Parker, the current Chairman and Chief Executive Officer of America West Holdings, will serve as Chairman and Chief Executive Officer of New US Airways Group following the merger. Bruce Lakefield, the current President and Chief Executive Officer of US Airways Group and US Airways, Inc., will serve as Vice Chairman of New US Airways Group following the merger.

Q:	What are some of the federal income tax consequences of the merger for stockholders?

A:	The merger is intended to qualify, for federal income tax purposes, as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the merger so qualifies, holders of America West Holdings common stock will not recognize any gain or loss as a result of the merger, except for gain or loss resulting from the receipt of cash in lieu of a fractional share of America West Holdings common stock and, potentially, income from the proposed rights offering.

Q:	Am I entitled to appraisal rights?

A:	If you are a holder of America West Holdings Class B common stock, under Delaware law, you will not have dissenters’ appraisal rights in connection with the merger.

If you are a holder of America West Holdings Class A common stock, under Section 262 of the Delaware General Corporation Law, you will have the right to dissent from the merger and obtain payment in cash for the fair value of your shares of common stock rather than the merger consideration. You must not vote in favor of the proposal if you wish to dissent and obtain payment of fair value for your Class A common stock. As noted below, however, the holders of America West Holdings Class A common stock have entered into an agreement to vote in favor of the merger proposal. Therefore, the holders of Class A common stock are not expected to receive payment of fair value for their shares through the exercise of appraisal rights.

Q:	What vote of America West Holdings stockholders is required to adopt the merger agreement and approve the merger?

A:	Approval of the proposal to adopt the merger agreement and approve the merger requires the affirmative vote of a majority of the aggregate voting power of the outstanding shares of America West Holdings Class A and Class B common stock that are entitled to vote at the special meeting.

Q:	Have any stockholders of America West Holdings already agreed to vote for the merger proposal?

A:	The holders of America West Holdings Class A common stock, which collectively hold approximately 55% of the voting power of America West Holdings, have agreed to vote their shares for adoption of the merger agreement and approval of the merger if the holders of a majority of the outstanding shares of America West Holdings Class B common stock vote to adopt the merger agreement and approve the merger. Therefore, unless the voting agreement is terminated in accordance with its terms before the special meeting of America West Holdings stockholders, if the holders of a majority of the outstanding shares of America West Holdings Class B common stock vote to adopt the merger agreement and approve the merger, the merger proposal will be approved. The holders of America West Holdings Class A common stock may vote for the merger even if the majority of the holders of America West Holdings Class B common stock do not vote for the merger.

Q:	How does the board of directors of America West Holdings recommend that I vote?

A:	The America West Holdings board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and approve the merger. The America West Holdings board of directors has determined that the merger agreement and the merger are advisable, fair to and in the best interests of America West Holdings and its stockholders. Accordingly, the America West Holdings board of directors has approved the merger agreement and the merger. For a more complete description of the recommendation of the America West Holdings board of directors, see the section entitled “The America West Holdings Special Meeting — Recommendation of the America West Holdings Board of Directors.”

Q:	When and where will the special meeting of stockholders be held?

A:	The America West Holdings special meeting will take place at corporate headquarters, Annex Room A, 111 West Rio Salado Parkway, Tempe, Arizona, on [month, day], 2005, at 9:30 a.m., local time.

Q:	Who can attend and vote at the special meeting?

A:	All America West Holdings stockholders of record as of the close of business on [month, day], 2005, the record date for the special meeting, are entitled to receive notice of and to vote at the America West Holdings special meeting.

Q:	What should I do now in order to vote?

A:	Stockholders of record of America West Holdings as of the record date for the special meeting may vote by proxy by completing, signing, dating and returning the enclosed proxy card or, if the option is available to them, by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If you hold America West Holdings shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your broker, bank or nominee to see if you may submit voting instructions using the Internet or telephone.

Q:	Can I vote in person at the special meeting?

A:	You may vote in person by attending the special meeting of stockholders. If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at the special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting. Whether or not you plan to attend the special meeting you should grant your proxy as described in this proxy statement/ prospectus.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker or bank vote my shares for me?

A:	If you do not provide your broker or bank with instructions on how to vote your shares held in “street name,” your broker or bank will not be permitted to vote your shares with respect to the adoption of the merger agreement and approval of the merger. This failure to vote will have the same effect as a vote against the merger. You should therefore provide your broker or bank with instructions as to how to vote your shares.

Q:	What will happen if I abstain from voting or fail to vote?

A:	If you abstain, fail to vote or fail to instruct your broker to vote if your shares are held in “street name,” it will have the same effect as voting against the proposal to adopt the merger agreement and approve the merger.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the special meeting by:

•	delivering a signed written notice of revocation to:
America West Holdings Corporation
111 West Rio Salado Parkway Tempe, Arizona 85281 Attn: Patricia A. Penwell
•	signing and delivering to America West Holdings at the address listed above a new, valid proxy bearing a later date;
•	submitting another proxy by telephone or on the Internet (your latest telephone or Internet voting instructions will be used); or
•	attending the special meeting and voting in person, although your attendance alone will not revoke your proxy.

If your shares are held in a “street name” account, you must contact your broker, bank or other nominee to change your vote. The change must be made by the broker, bank or other nominee before your proxy is voted at the special meeting.

Q:	What should I do if I receive more than one set of voting materials for the special meeting?

A:	You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/ prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/ prospectus, the enclosed proxy card, voting instructions or the election form, you should contact America West Holdings’ Secretary at (480) 693-0800 or write to America West Holdings Corporation, 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attn: Patricia A. Penwell.

SUMMARY

The following is a summary that highlights information contained in this proxy statement/ prospectus. This summary might not contain all of the information that may be important to you. For a more complete description of the merger agreement and the merger, as well as the plan of reorganization of US Airways Group and its domestic subsidiaries, we encourage you to read carefully this entire proxy statement/ prospectus, including the attached annexes. In addition, we encourage you to read the documents incorporated by reference by America West Holdings into this proxy statement/ prospectus, which have been filed with the SEC, and to read the similar documents of US Airways Group, which have also been filed with the SEC. These documents include important business and financial information about America West Holdings and US Airways Group that have been filed with the SEC. You may obtain the information incorporated by reference by America West Holdings into this proxy statement/ prospectus and documents of US Airways Group filed with the SEC without charge by following the instructions in the section entitled “Additional Information — Where You Can Find More Information About America West Holdings and US Airways Group.”
The Companies
America West Holdings Corporation
111 West Rio Salado Parkway
Tempe, Arizona 85281
(480) 693-0800
www.americawest.com
      America West Holdings Corporation, a Delaware corporation formed in 1996, is a holding company that owns all of the stock of America West Airlines, Inc., a Delaware corporation formed in 1981. America West Airlines, Inc. accounted for most of America West Holdings’ revenues and expenses in 2004. Based on 2004 operating revenues and available seat miles, or ASMs, America West Airlines, Inc. is the eighth largest passenger airline and the second largest low-cost carrier in the United States. America West Airlines, Inc. is the largest low-cost carrier that operates a hub-and-spoke network, with large hubs in both Phoenix, Arizona and Las Vegas, Nevada. As of March 31, 2005, America West Airlines, Inc. operated a fleet of 138 aircraft with an average age of 11.0 years and served 63 destinations in North America, including eight in Mexico, three in Canada and one in Costa Rica. Through regional alliance and code share arrangements with other airlines, America West Airlines, Inc. served an additional 51 destinations in North America. In 2004, America West Airlines, Inc. had approximately 21.1 million passengers boarding its planes and generated revenues of approximately $2.3 billion.
US Airways Group, Inc.
2345 Crystal Drive
Arlington, Virginia 22224
(703) 872-7000
www.usairways.com
      US Airways Group, Inc., a Delaware corporation, is a holding company formed in 1983 whose origins trace back to the formation of All American Aviation in 1937. US Airways Group’s primary business activity is the operation of a major network air carrier through its ownership of the common stock of US Airways, Inc., Piedmont Airlines, Inc., PSA Airlines, Inc., Material Services Company, Inc. and Airways Assurance Limited. US Airways, Inc., along with US Airways Group’s regional airline subsidiaries and affiliated carriers flying as US Airways Express, is a hub-and-spoke carrier with a substantial presence in the Eastern United States and with service to Canada, the Caribbean, Latin America and Europe. US Airways, Inc. had approximately 42 million passengers boarding its planes in 2004 and is the seventh largest U.S. air carrier based on ASMs. As of March 31, 2005, US Airways, Inc. operated 279 jet aircraft and 25 regional jet aircraft and provided regularly scheduled service at 101 airports in the continental United States, Canada, the Caribbean, Latin America and Europe. As of March 31, 2005, the US Airways Express network served 133 airports in the United States, Canada and the Bahamas, including approximately 51 airports also served by

US Airways, Inc. During 2004, US Airways Express air carriers had approximately 15.2 million passengers boarding their planes.
      As discussed in more detail below, on September 12, 2004, US Airways Group and its domestic subsidiaries, US Airways, Inc., Piedmont Airlines, Inc., PSA Airlines, Inc. and Material Services Company, Inc., which account for substantially all of the operations of US Airways Group, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States bankruptcy court for the Eastern District of Virginia, Alexandria Division. US Airways Group and its domestic subsidiaries are sometimes referred to in this proxy statement/ prospectus as the “debtors” because that is a common term for companies in bankruptcy.
The Merger (see page 52)
      America West Holdings and US Airways Group have agreed to the business combination of US Airways Group and America West Holdings under the terms of the merger agreement that is described in this proxy statement/ prospectus. America West Holdings will merge with Barbell Acquisition Corp., a wholly owned subsidiary of New US Airways Group. We have attached the merger agreement as Annex A to this proxy statement/ prospectus. We encourage you to read carefully the merger agreement in its entirety because it is the legal document that governs the merger.

Merger Consideration
      In the merger, holders of America West Holdings Class A common stock will receive 0.5362 of a share of New US Airways Group common stock for each share of America West Holdings Class A common stock they own, and holders of America West Holdings Class B common stock will receive 0.4125 of a share of New US Airways Group common stock for each share of America West Holdings Class B common stock they own, according to the terms specified in the merger agreement. We refer to the consideration to be paid to the holders of America West Holdings Class A common stock in the merger as the Class A merger consideration. We refer to the consideration to be paid to holders of America West Holdings Class B common stock in the merger as the Class B merger consideration.
      The value of the Class A or Class B merger consideration that an America West Holdings stockholder receives in the merger is not fixed and will depend upon the value of a share of New US Airways Group common stock at the effective time of the merger. It is not meaningful to determine the value of the Class A or Class B merger consideration by reference to current trading values of US Airways Group common stock. The debtors’ plan of reorganization contemplates the cancellation of all outstanding equity securities of US Airways Group. The shares of New US Airways Group to be issued in connection with the merger will be new shares of what is effectively a new company, to be issued upon US Airways Group’s reorganization and emergence from Chapter 11. Consequently, the current trading value of the outstanding US Airways Group common stock does not reflect the price at which the New US Airways Group common stock will trade following the merger.
      As discussed in more detail in this proxy statement/ prospectus, various new equity investors have entered into agreements with US Airways Group and America West Holdings to acquire shares of New US Airways Group common stock upon completion of the merger. These agreements were negotiated at arm’s length and value a share of New US Airways Group common stock at $15.00 or $16.50 per share taking into account completion of the merger and the debtors’ plan of reorganization. We cannot anticipate the price at which New US Airways Group common stock will trade following the merger.

Fractional Shares
      New US Airways Group will not issue fractional shares of its common stock assuming completion of the merger. Instead, America West Holdings stockholders will receive cash for any fractional share of New US Airways Group common stock that they would otherwise be entitled to receive in the merger.

      For a full description of the treatment of fractional shares, see the section entitled “The Merger Agreement — The Merger Consideration.”

America West Holdings Stock-Based Plans
      At the effective time of the merger all outstanding options to purchase America West Holdings Class B common stock under America West Holdings’ stock-based benefit plans and under individual employment agreements will be converted into options to acquire New US Airways Group common stock in accordance with the merger agreement.
      For a full description of the treatment of America West Holdings equity awards, see the section entitled “The Merger Agreement — The Merger Consideration.”
The Combined Company Following the Merger (see page 48)
US Airways Group, Inc.
111 West Rio Salado Parkway
Tempe, Arizona 85281
(480) 693-0800
www.usairways.com
      Following the implementation of the debtors’ plan of reorganization, including the merger and the new equity investments and other related transactions described in this proxy statement/ prospectus, we will operate under the single brand name of US Airways through our two principal operating subsidiaries US Airways, Inc. and America West Airlines, Inc. We expect to integrate the two operating subsidiaries into one operation over the following 24 months. We expect that the merger will create the fifth largest airline operating in the United States as measured by domestic revenue passenger miles and by ASMs. We expect to have primary hubs in Charlotte, Philadelphia and Phoenix and secondary hubs/focus cities in Pittsburgh, Las Vegas, New York, Washington, D.C. and Boston. After the merger, New US Airways Group will be a low-cost carrier offering scheduled passenger service on approximately 3,600 flights daily to 229 cities in the U.S., Canada, the Caribbean, Latin America and Europe. New US Airways Group will operate 361 mainline jets and will be supported by its regional airline subsidiaries and affiliates operating as US Airways Express, which will operate approximately 239 regional jets, of which 83 will be aircraft with 70 or more seats, and approximately 57 turboprops.
      We expect that New US Airways Group will have one of the most competitive cost structures in the airline industry due to cost cutting measures initiated by both companies over the last three years. US Airways Group’s restructuring activities in the debtors’ current and prior Chapter 11 bankruptcy proceedings have specifically targeted cost reductions in four main areas. First, it has achieved important reductions in labor, pension and benefit costs resulting in ratified collective bargaining agreements, representing over $2 billion of annual cost savings. Second, it has put restructuring initiatives in place to reduce overhead, including reducing management payroll, and has re-vamped its schedule to improve aircraft utilization. Third, it has renegotiated various contractual obligations resulting in lower costs, including those related to aircraft, real estate and suppliers, and lowered catering costs. Lastly, US Airways Group rationalized its fleet through the elimination of older, less efficient aircraft, the introduction of large regional jet aircraft with low trip costs to better match capacity with demand, and the reduction of the number of mainline aircraft types it operates in order to lower maintenance, inventory and pilot training costs.
      Separately, America West Holdings has also been able to greatly reduce its operating expenses as a percentage of revenues since 2002. America West Holdings instituted programs to reduce management payroll, clerical payroll, travel agency based commissions, incentive programs and override commissions. It has reduced capital expenditures and discretionary expenses, and lowered catering costs. Other initiatives include increasing point-to-point flying at minimal additional costs using aircraft that would otherwise be parked at a gate, which increases daily utilization of aircraft.

      In addition to the cost saving initiatives already undertaken at the individual companies, we believe the combination of America West Holdings and US Airways Group will result in significant annual revenue and cost synergies of approximately $600 million that would be unachievable without completing the merger. These synergies derive from three principal sources. In anticipation of the merger, US Airways Group has negotiated a reduction in its existing fleet so that the fleet of the combined company suits the expected network. New US Airways Group will be able to schedule the combined fleet to better match aircraft size with consumer demand. By scheduling the reduced fleet more efficiently and by adding new, low-fare service to Hawaii, we expect to create approximately $175 million in annual operating synergies. We also expect to realize annual cost synergies of approximately $250 million by reducing administrative overhead, consolidating our information technology systems and combining facilities. Lastly, by becoming one nationwide, low-cost carrier with a global reach that provides more choice for consumers and an improved ability to connect, we expect to realize approximately $175 million in additional annual revenue. There can be no assurance that we will be able to achieve these revenue, operating and cost synergies or that they can be achieved in a timely manner.
      US Airways Group and its subsidiaries currently employ approximately 30,100 people, and America West Holdings and its subsidiaries currently employ approximately 14,000 people. After seniority lists have been integrated for each of the combined airlines’ unionized labor groups, we anticipate that a single labor contract will be applied to each of those groups.
      The combined airline is expected to operate a mainline fleet of 361 planes (supported by approximately 239 regional jets and approximately 57 turboprops that provide passenger feed into the mainline system), down from a total of 417 mainline aircraft operated by the two airlines as of March 31, 2005. US Airways Group has removed an additional 13 aircraft from its fleet through May 31, 2005 and projects removing an additional 35 aircraft by the end of 2006. The combined airline is also expected to take delivery by the end of February 2006 of seven Airbus A320 family aircraft previously ordered by America West Airlines, Inc. Airbus has also agreed to reconfirm 30 narrow body A320-family aircraft deliveries and reschedule those deliveries from the 2006 to 2008 period to the 2009 to 2010 period. To rationalize international flying, the merged company anticipates working with Airbus to begin transitioning to an all-Airbus widebody fleet of A350 aircraft in 2011.
      We believe the merger will create one of the industry’s most financially stable airlines with approximately $1.5 billion in new liquidity coming from equity investments, the proposed rights offering, new cash infusions from commercial partners, asset sales and the release of currently restricted cash.
      The $500 million of new equity investments is expected to be provided by several investors. US Airways Group also plans to conduct a rights offering that will provide up to an additional $150 million of equity financing. In addition, the merged company will receive approximately $550 million of cash infusions from commercial partners, approximately $100 million from asset-based financings or sales of aircraft and approximately $170 million from release of certain cash reserves that are currently restricted but that should be released as a part of the plan of reorganization.
      For more information on these matters, see the sections entitled “The Plan of Reorganization,” “The New Equity Investments” and “The Rights Offering.”

Competitive Strengths of the Combined Company
      We believe that we will have a number of competitive strengths as a combined company, including:
      Largest U.S. Low-Cost Carrier with Nationwide Route Network. We expect to be the first national full-service low-cost carrier and the largest low-cost carrier by revenue passenger miles (including international service). We anticipate being the fifth largest airline operating in the United States as measured by domestic revenue passenger miles and by ASMs, with a national hub-and-spoke route network that will provide our customers with nationwide reach. We believe New US Airways Group will capture approximately 10% of all domestic revenue passenger miles. The combined company plans to continue as a member of the Star Alliance, the world’s largest airline alliance group.

      With our simplified pricing structure and international scope, we will offer competitive fare service to approximately 229 cities in the United States, Canada, the Caribbean, Latin America and Europe, making us the only low-cost carrier with a significant international route presence. Starting in 2006, we expect to expand our route network to include Hawaii. We will be the only low-cost carrier with an established East Coast route network, including the US Airways Shuttle service, with substantial presence at capacity constrained airports like New York’s LaGuardia Airport and Washington, D.C.’s Ronald Reagan Washington National Airport.
      Offer Services Not Typical of Low-Cost Carriers. We believe that by delivering high-quality service, with greater frequency of flight departures and by offering our customers premium amenities not available on other low-cost carriers, we will provide the best value in our markets and create increased demand for our air travel services. We expect to be the only national low-cost carrier offering a global frequent flyer program, assigned seating, a First Class cabin, the US Airways Shuttle, online service to approximately 44 international destinations, convenient access to over 700 global destinations through our membership in the Star Alliance, and the convenience of our airport clubs. We expect that these amenities will differentiate our service from other low-cost carriers and will allow us to strengthen customer loyalty and attract new air travelers. We believe that our customers will continue to value our full service amenities and flight frequency, and that will help us to compete effectively with other low-cost carriers by providing our business oriented passengers with a premium product at a competitive price.
      Competitive Low-Cost Structure. We believe that the cost saving initiatives of both companies discussed above, coupled with the significant cost synergies from the combination, will allow us to have one of the most competitive cost structures in the airline industry. On a pro forma basis, once the anticipated merger synergies are realized, we expect that the costs of New US Airways Group, on a unit basis, after merger synergies will be approximately the same as those of America West Holdings today. We believe that we will be able to compete effectively and profitably with this cost structure.
      Improved Balance Sheet with Substantial New Liquidity. We believe that we will be one of the industry’s most financially stable airlines. We expect New US Airways Group to realize approximately $10 billion in annual revenues and have as of the completion of the merger a strong balance sheet that includes an estimated $2 billion in total cash, cash equivalents and short term investments. The combined balance sheets will benefit from a cash infusion of approximately $1.5 billion, which will include equity investments aggregating $500 million, the proceeds raised through the proposed rights offering of approximately $150 million, the release of certain cash reserves and other initiatives that will provide New US Airways Group with substantial new liquidity.
      Experienced Management Team. We will benefit from an experienced, highly motivated combined management team. Our team will be led by W. Douglas Parker, who has been the chief executive officer of America West Holdings since 2001 and prior to that served as chief operating officer from 2000 to 2001 and chief financial officer from 1995 to 2000. As chief executive officer, Mr. Parker led America West Holdings’ transformation into a low-cost carrier.

Business Strategy
      Our business strategy consists of the following:
      Provide Excellent Value to Our Customers. We plan to standardize customer service initiatives system-wide and provide a competitive, simplified pricing structure that we believe will provide our customers with an excellent value when compared to other low-cost carriers as well as legacy mainline carriers. We are committed to building a successful airline by taking care of our customers. We believe that our focus on excellent customer service in every aspect of operations, including personnel, flight equipment, in-flight and ancillary amenities, on-time performance, flight completion ratios and baggage handling, will strengthen customer loyalty, provide excellent value to our customers and attract new customers. Further, we believe that the amenities we provide our customers, such as a frequent flyer program, airport clubs, assigned seating and a First Class cabin, differentiates our product offering from other low-cost carriers.

      Continue to Reduce Our Operating Costs. After the merger, New US Airways Group will focus on achieving cost reduction synergies that it expects to realize from the merger. Key areas where cost reductions can be achieved as a result of the merger include overhead costs, in-sourcing of information technology solutions where America West Holdings has existing capabilities, airport savings through better use of gates and employees in airports that both America West Holdings and US Airways Group serve today, and eliminating redundant facilities such as office space and hangars. We currently expect these initiatives to achieve approximately $250 million in annual savings once fully implemented. In addition, we also plan to increase aircraft use to increase flying and reduce unit costs.
      Leverage Our Broader Route Network and Rationalize Our Fleet. We expect to achieve annual savings of approximately $175 million from rationalizing our fleet, rescheduling our operations, and adding new, low-fare service to Hawaii. As a result of the merger, New US Airways Group plans to combine the current regional strengths of both America West Holdings on the West Coast and US Airways Group on the East Coast to provide a comprehensive product offering more attractive to customers. We also plan to make more efficient use of our nationwide network as a combined entity. New US Airways Group will be able to coordinate the schedules to and from the hubs and secondary hubs/focus cities of both airlines to create a significantly greater number of flight connections across the route network. Similarly, we believe that we will be able to optimize the utilization of our aircraft and employees. For instance, aircraft of one airline that today would have to sit idle awaiting the next scheduled departure could be utilized after the merger along existing routes of the other airline to increase daily utilization.
      In anticipation of the merger, US Airways Group has negotiated a reduction to its existing fleet so that the fleet of the combined company suits the expected route network and so that the introduction of new aircraft will be timed to coincide with the expiration of existing aircraft leases. We believe that we will also be able to reschedule the combined fleet to better match aircraft size with consumer demand. For example, in some markets that US Airways Group currently serves with a Boeing 737 aircraft, we expect to replace that service with a 90-seat regional jet that is currently operated in the America West Holdings system. In addition, we expect to place America West Holdings new aircraft into service on flights out of current US Airways Group hubs. Furthermore, we plan to initiate Boeing 757 aircraft service to Hawaii, which neither of us currently serves. These changes are expected to generate revenue benefits of approximately $175 million.
      Prudent Integration of America West Airlines, Inc. and US Airways, Inc. Operations. While management will move quickly to try to provide a seamless integration for consumers, we currently expect to achieve full labor and operational integration of America West Airlines, Inc. and US Airways, Inc. over a 24 month period. We believe that this timeframe will allow us to resolve the critical labor and systems issues necessary to achieve full integration. We plan to operate under a single brand name of US Airways while maintaining separate operating certificates for this 24 month period. We believe that the majority of the synergy value can be realized quickly through the rapid integration of routes, schedules, pricing, other marketing initiatives and overhead reductions.
      Management of New US Airways Group
      Following the merger, the board of directors of New US Airways Group will consist of 13 members. Six of these directors will be appointed by America West Holdings (five of whom will be independent), four of these directors will be appointed by US Airways Group (three of whom will be independent) and up to three of these directors will be appointed by certain new equity investors in New US Airways Group. Except as described in the next paragraph, we have not yet determined the identities of the new directors.
      W. Douglas Parker, the current Chairman and Chief Executive Officer of America West Holdings, will serve as Chairman and Chief Executive Officer of New US Airways Group following the merger. Bruce Lakefield, the current President and Chief Executive Officer of US Airways Group and US Airways, Inc., will serve as Vice Chairman of New US Airways Group following the merger. See the section entitled “The Merger Agreement — Post-Merger America West Holdings Governing Documents, Officers and Directors; New US Airways Group Governing Documents and Directors.”

Recommendation of the Board of Directors (see page 74)
      The America West Holdings board of directors believes that the merger agreement and the merger are advisable, fair to and in the best interests of America West Holdings and its stockholders and has unanimously approved the merger agreement and the merger, and unanimously recommends that you, as an America West Holdings stockholder, vote “FOR” adoption of the merger agreement and approval of the merger.
Stockholders Entitled to Vote (see page 74)
      You can vote at the America West Holdings special meeting if you owned America West Holdings common stock at the close of business on [month, day], 2005, which is referred to as the record date. On that date, there were 859,117 shares of America West Holdings Class A common stock outstanding and entitled to cast 42,955,850 votes at the special meeting and [          ] shares of America West Holdings Class B common stock outstanding and entitled to cast that same number of votes at the special meeting.
      The holders of America West Holdings Class A common stock, which collectively hold approximately 55% of the voting power of America West Holdings, have agreed to vote their shares for adoption of the merger agreement and approval of the merger if the holders of a majority of the outstanding shares of America West Holdings Class B common stock vote to adopt the merger agreement and approve the merger. Therefore, unless the voting agreement is terminated in accordance with its terms before the America West Holdings stockholders special meeting, if the holders of a majority of the outstanding America West Holdings Class B common stock vote to adopt the merger agreement and approve the merger, the merger proposal will be approved. The holders of America West Holdings Class A common stock may vote for the merger even if the majority of holders of America West Holdings Class B common stock do not vote for the merger.
      Holders of shares of America West Holdings common stock can cast one vote for each share of America West Holdings Class B common stock that they own on the record date and 50 votes for each share of America West Holdings Class A common stock that they own on the record date.
Vote Required (see page 75)
      The affirmative vote of a majority of the aggregate voting power of the outstanding shares of America West Holdings Class A and Class B common stock that are entitled to vote at the special meeting is required to adopt the merger agreement and approve the merger.
      Abstentions and “broker non-votes” will be counted in determining whether a quorum is present at the special meeting for purposes of the vote of America West Holdings stockholders on the proposal to adopt the merger agreement and approve the merger. A “broker non-vote” occurs when shares are held in “street name” by a broker or other nominee on behalf of a beneficial owner and the beneficial owner does not instruct the broker or nominee how to vote the shares at the special meeting for a proposal that is “non-routine” under the listing requirements of the New York Stock Exchange, which we refer to as the NYSE. The presence, either in person or by proxy, of the holders of a majority of the aggregate voting power of the outstanding shares of America West Holdings Class A and Class B common stock that are entitled to vote at the special meeting is required for there to be a quorum at the special meeting. A quorum is needed for any business to be transacted at the special meeting.
      An abstention will have the same effect as a vote against the proposal to adopt the merger agreement and approve the merger. A “broker non-vote” will also have the same effect as a vote against the proposal to adopt the merger agreement and approve the merger.
Share Ownership of Directors and Executive Officers (see page 75)
      At the close of business on the record date, directors and executive officers of America West Holdings and their affiliates beneficially owned and were entitled to vote approximately [4,433,532] shares of America West Holdings common stock, collectively representing [5.4]% of the shares of America West Holdings Class B common stock outstanding on that date. Each director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of America West Holdings Class B common stock owned by him or her “FOR” the adoption of the merger agreement and approval of the merger.
Opinion of America West Holdings’ Financial Advisor (see page 58)
      On May 19, 2005, Greenhill & Co., LLC, financial advisor to America West Holdings, delivered to the America West Holdings board of directors its oral opinion, subsequently confirmed in writing, that, as of that date, and based upon and subject to the factors and assumptions set forth in the opinion, the Class B merger consideration to be received by the holders of America West Holdings Class B common stock in the merger is fair, from a financial point of view, to those holders.
Interests of America West Holdings’ Directors and Executive Officers in the Merger (see page 70)
      In considering the recommendation of the America West Holdings board of directors with respect to the merger agreement and the merger, you should be aware that certain members of the America West Holdings board of directors and certain America West Holdings executive officers have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of the holders of America West Holdings Class B common stock, generally. These interests include:

•	severance payments (including welfare benefit continuation and positive space travel privileges) under employment agreements and change of control agreements which may be triggered if the officer leaves or is terminated, in either case, under certain circumstances following the merger;

•	potential appointment to the New US Airways Group board of directors following the merger;

•	accelerated vesting and exercisability of America West Holdings stock options, restricted stock units, performance awards and supplemental retention units issued under America West Holdings’ equity compensation plans;

•	continued benefits for one year following the effective date of the merger that are in the aggregate no less favorable than those provided by America West Holdings as of the date of the merger agreement;

•	in the case of one director, being affiliated with the holders of America West Holdings Class A common stock who are receiving 30% more New US Airways Group common stock in the merger for each share that they hold than the holders of America West Holdings Class B common stock receive for each share that they hold, and with a financial advisor of America West Holdings in connection with the merger that will receive advisory fees upon completion of the merger; and

•	lifetime flight benefits of positive space First Class for members of the board of directors, executive officers and spouses.
      The America West Holdings board of directors was aware of these interests and considered them, among other matters, in making its recommendation with respect to the merger agreement and the merger.
Listing of New US Airways Group Common Stock and Delisting of America West Holdings Common Stock (see page 69)
      We are applying to have the shares of New US Airways Group common stock to be issued in the merger authorized for listing on the NYSE upon official notice of issuance under the symbol “[          ].” Upon completion of the merger, America West Holdings Class B common stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act, and US Airways Group, UAIRQ, will be permanently removed from the NASDAQ system.

Dissenters’ Rights of Appraisal (see page 69)
      If you are a holder of America West Holdings Class B common stock, under Delaware law, you are not entitled to appraisal rights in connection with the merger.
      If you are a holder of America West Holdings Class A common stock, under Section 262 of the Delaware General Corporation Law, you will have the right to dissent from the merger and obtain payment in cash for the fair value of your shares of common stock rather than the merger consideration. You must not vote in favor of the merger proposal if you wish to dissent and obtain payment of fair value for your Class A common stock. As noted in the section entitled “The Voting Agreement,” however, the holders of America West Holdings Class A common stock have entered into an agreement to vote in favor of the merger proposal. Therefore, the holders of Class A common stock are not expected to receive payment of fair value for their shares through the exercise of appraisal rights.
The Debtors’ Plan of Reorganization (see page 98)
      Federal bankruptcy law requires the debtors to complete a series of tasks in order to emerge from bankruptcy and complete the merger. The major tasks include filing with the court a disclosure statement and a plan of reorganization that contain detailed historical, financial and operational information about the debtors and also explain how the business will be structured following the bankruptcy and how claims will be treated. The debtors will ask the bankruptcy court for approval of the disclosure statement and, if it is approved, the plan of reorganization will be submitted to certain creditors for a vote. The plan of reorganization will then be submitted to the bankruptcy court for confirmation. Assuming the bankruptcy court confirms the plan of reorganization, the debtors will have permission and authority to enter into all of the transactions necessary to emerge from bankruptcy, including the merger. The date that all of these transactions are finalized is the effective date of both the plan of reorganization and the merger.
      On [month, day], 2005, the debtors submitted to the bankruptcy court their proposed disclosure statement. On [month, day], 2005, the bankruptcy court issued an order approving the disclosure statement and ordered that the disclosure statement and proposed plan of reorganization be submitted to certain creditors eligible to vote on the plan of reorganization. On [month, day], 2005, the debtors mailed copies of the plan of reorganization and disclosure statement to creditors and set [month, day], 2005 as the voting deadline for those creditors who could cast votes for or against the plan of reorganization. Assuming that the plan of reorganization is confirmed by the bankruptcy court and that the other conditions specified in the plan of reorganization are satisfied or waived, the plan of reorganization will become effective. US Airways Group currently anticipates that the plan of reorganization will become effective on or around [month, day], 2005.
      Under the proposed plan of reorganization developed by the debtors, the following events will occur on the effective date of the plan of reorganization and the merger (percentages below are based on certain assumptions contained in the section entitled “Capitalization” and reflect the impact of certain securities that are dilutive at the per share purchase price paid by the equity investors.):

•	America West Holdings will merge with Barbell Acquisition Corp., which is a wholly owned subsidiary of US Airways Group, and will as a result itself become a wholly owned subsidiary of New US Airways Group;

•	The new equity investors ACE Aviation Holdings Inc., or ACE; Par Investment Partners, L.P., or Par; Peninsula Investment Partners, L.P., or Peninsula; certain investors advised by Wellington Management Company, LLP, or Wellington; and Eastshore Aviation, LLC, or Eastshore; will invest $500 million in consideration for the issuance of approximately 32.5 million shares of New US Airways Group common stock, representing approximately 49% of New US Airways Group common stock outstanding as of the completion of the merger, as more fully described in the section entitled “The New Equity Investments”;

•	The general unsecured creditors, including the Pension Benefit Guaranty Corporation, or the PBGC, and the Air Line Pilots Association, as their claims are allowed, will receive approximately 8.2 million shares of New US Airways Group common stock, representing approximately 12% of New US Airways Group common stock outstanding as of the completion of the merger;

•	Under certain agreements among General Electric and certain of its affiliates, or GE, and US Airways Group, GE has agreed, in consideration for the early return of 51 aircraft and six engines, the assumption of certain modified leases and the issuance of convertible notes in the amount of $125 million, (1) in part to retire an existing bridge loan facility, (2) to complete a purchase by GE of 21 aircraft and 28 engines with a simultaneous lease back of the equipment to US Airways, Inc. at market rates, (3) to allow US Airways Group to draw additional amounts under an existing credit facility, which will result in a total principal outstanding balance thereunder of approximately $28 million, (4) to restructure lease obligations of US Airways, Inc. relating to 59 aircraft to market rates, (5) to provide financing for current and growth aircraft, (6) to grant concessions regarding return condition obligations with respect to the return of aircraft and engines, and (7) to waive penalties for the removal of engines currently under GE engine agreements;

•	In consideration of (i) the assumption by US Airways Group of certain purchase agreements between US Airways Group and AVSA, S.A.R.L., an affiliate of Airbus Industrie G.I.E., referred to as Airbus, and (ii) the entry into certain new agreements between New US Airways Group, America West Holdings and Airbus which provide for (1) the purchase by New US Airways Group and America West Holdings of up to 20 new A350 airplanes from Airbus, (2) the ability to convert orders for up to ten of the A350 aircraft to orders for A330 aircraft, (3) the ability to cancel up to ten of the A330 aircraft previously ordered upon the payment of certain predelivery payments for A350 aircraft, and (4) changes in the delivery schedule for existing orders of narrow-body aircraft, Airbus will provide New US Airways Group a $250 million line of credit to be used by New US Airways Group, of which $213 million can be used for general corporate purposes, together with additional backstop financing for the purchase of the A350 aircraft.

•	Affiliates of ACE will enter into a series of agreements with New US Airways Group, including maintenance and airport handling agreements; and

•	New US Airways Group’s board of directors will be reconstituted to include 13 members as described in the section entitled “The Merger Agreement — Post-Merger America West Holdings Governing Documents, Officers and Directors; New US Airways Group Governing Documents and Directors.”
      In addition, the proposed plan of reorganization will provide for the satisfaction of certain secured and unsecured prepetition claims against the debtors. These include claims related to the debtors’ assumption or rejection of various contracts and unexpired leases, the assumption of debtors’ existing collective bargaining agreements with their unions and the termination of certain employee benefit plans with employees and retirees, and other matters. The ultimate resolution of certain of the claims asserted against the debtors in the Chapter 11 cases will be subject to negotiations, elections and bankruptcy court procedures that will occur after the date of this proxy statement/ prospectus and after the effective date, although resolution of these claims will not affect the number of shares of New US Airways Group common stock available to the general unsecured creditors. While a significant amount of the debtors’ liabilities will be extinguished as a result of the discharge granted upon confirmation of the plan of reorganization, not all of the debtors’ liabilities will be subject to discharge. The types of obligations that the debtors will remain responsible for include those relating to their secured financings, aircraft financings, certain environmental liabilities and the continuing obligations arising under contracts and leases assumed by the debtors.
New Equity Investments (see page 100)
      US Airways Group and America West Holdings have entered into agreements with equity investors which have agreed to contribute a total of $500 million in new equity to New US Airways Group, subject to a variety of conditions, including completion of the merger.

US Airways Group Proposed Rights Offering (see page 112)
      US Airways Group plans to distribute, by a separate registration statement and prospectus, (i) transferable rights to purchase up to 3,500,000 shares of New US Airways Group common stock to the holders of shares of America West Holdings Class A and Class B common stock and (ii) non-transferable rights to purchase up to 5,590,909 shares of New US Airways Group common stock to certain unsecured creditors of the debtors entitled to vote on the plan of reorganization, with certain exceptions as specified in the plan of reorganization.
      In addition, each holder of rights may also subscribe for additional shares at the same exercise price per share, pursuant to an over-subscription privilege. The rights will be exercisable for a subscription price of $16.50 per share. If exercised in full, the proposed rights offering will result in gross proceeds to New US Airways Group of up to approximately $150 million. The completion of the rights offering is conditioned on completion of the merger. However, completion of the merger is not conditioned on completion of the rights offering.
Conditions to Completion of the Merger (see page 89)
      A number of conditions must be satisfied or waived before the merger will be completed. These include, among others:

•	the adoption of the merger agreement and the approval of the merger by America West Holdings stockholders;

•	the receipt of all material governmental and regulatory consents, approvals, orders and authorizations required to complete the merger;

•	the expiration or termination of the waiting period, or any extension to the waiting period, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act;

•	the absence of any legal restraints or prohibitions or governmental orders preventing the completion of the merger;

•	the confirmation by the bankruptcy court of the plan of reorganization of the debtors;

•	the registration statement of which this document forms a part having been declared effective by the SEC under the Securities Act and no stop order suspending its effectiveness having been issued or threatened by the SEC;

•	New US Airways Group common stock to be issued in the merger having been authorized for listing or quotation, as applicable, on the NYSE or Nasdaq Stock Market;

•	receipt by New US Airways Group of new equity investments of not less than $375 million on a pre-investment value of not less than $500 million;

•	all agreements and bankruptcy court orders entered into, modified or otherwise effected pursuant to or in connection with the merger agreement or the plan of reorganization being in form and substance reasonably acceptable to each of America West Holdings and US Airways Group;

•	subject to certain exceptions, the accuracy of representations and warranties with respect to the business of America West Holdings or US Airways Group, as applicable;

•	each of America West Holdings and US Airways Group having performed its respective obligations pursuant to the merger agreement;

•	no governmental entity having instituted any proceeding seeking any order which would result in a failure of the condition above that there be no order or injunction prohibiting the completion of the merger;

•	subject to certain exceptions, America West Holdings and US Airways Group having obtained consents and approvals required under certain material contracts of America West Holdings or US Airways Group, as applicable;

•	receipt of customary tax opinions to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and

•	in the case of the obligation of America West Holdings to complete the merger, US Airways Group having incurred no more than $10 million of administrative claims (including contingent liabilities) arising out of or relating to certain US Airways Group benefit plans.
      Each of America West Holdings and US Airways Group may waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions has not been met. However, under the terms of the investment agreements with the equity investors, the waiver of any condition under the merger agreement requires the consent of each of the equity investors. Neither America West Holdings nor US Airways Group can give any assurance that all of the conditions to the merger will be either satisfied or waived or that the merger will occur.
Regulatory Approvals (see page 65)
      The completion of the merger is subject to compliance with the HSR Act. The notifications required to be filed by America West Holdings and US Airways Group in connection with the merger agreement under the HSR Act to the U.S. Federal Trade Commission, or the FTC, and the Antitrust Division of the U.S. Department of Justice, or the Antitrust Division, were filed on May 23, 2005. On June 23, 2005, the initial waiting period expired and the Antitrust Division announced it had closed its investigation of the proposed merger without issuing requests for additional information. The Antitrust Division’s announcement clears the way for the merger to proceed without antitrust challenge by the federal government.
      Some of the new equity investors, including Eastshore, ACE, and Par, are also required to file their own notifications under the HSR Act and obtain other regulatory approvals. Because the receipt by New US Airways Group of at least $375 million of new equity financing is a condition to the completion of the merger, expiration of the waiting periods under the HSR Act for Eastshore, ACE and Par, and obtaining other regulatory approvals, may affect the timing of completion of the merger. These waiting periods expired on June 27, 2005.
      In addition, in order to complete the merger, America West Holdings and US Airways Group must also receive approvals from and make filings with various federal, state and local regulatory and transportation agencies, including the U.S. Department of Transportation, Federal Aviation Administration, or the FAA, Federal Communications Commission and Department of Homeland Security and certain foreign regulatory authorities.
      While America West Holdings and US Airways Group expect to obtain all required regulatory approvals, we cannot assure you that these regulatory approvals will be obtained or that the granting of these regulatory approvals will not involve the imposition of additional conditions on the completion of the merger, including the requirement to divest assets, or require changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the merger not being satisfied.
Approvals of the Air Transportation Stabilization Board (see page 65)
      Pursuant to a loan agreement with the Air Transportation Stabilization Board, or ATSB, America West Holdings must obtain a waiver from the ATSB of a prepayment obligation to complete the merger. On January 18, 2002, America West Airlines, Inc. closed a $429 million loan supported by a $380 million guarantee provided by the ATSB. America West Holdings fully and unconditionally guaranteed the payment of all principal, premium, interest and other obligations outstanding under the loan partially guaranteed by the ATSB and has pledged the stock of America West Airlines, Inc. to secure its obligations under such guarantee.

Termination of the Merger Agreement (see page 92)
      The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger:

•	by mutual written consent of America West Holdings and US Airways Group;

•	by either America West Holdings or US Airways Group if:

•	the merger is not completed by October 31, 2005, subject to extension under certain circumstances;

•	the approval of the merger agreement by America West Holdings stockholders is not obtained at the special meeting or at any adjournment or postponement of that meeting;

•	any order of a governmental entity permanently restraining, enjoining or otherwise prohibiting the completion of the merger becomes final and non-appealable, with certain exceptions; or

•	the merger and the transactions contemplated under the merger agreement are not determined by the bankruptcy court to be the approved proposal within 45 days after the entry of the order approving the bidding procedures by the bankruptcy court, subject to extension under certain circumstances.

•	by America West Holdings if:

•	without the consent of America West Holdings, US Airways Group enters into or seeks authority from the bankruptcy court to enter into a binding written agreement concerning any qualified competing plan proposal;

•	the America West Holdings board of directors authorizes America West Holdings, under certain circumstances, to enter into a binding written agreement concerning a transaction that constitutes a superior proposal;

•	there is a breach of any representation, warranty, covenant or agreement made by US Airways Group or Barbell Acquisition Corp. in the merger agreement, or any such representation or warranty becomes untrue or incorrect after the execution of the merger agreement, such that closing conditions to America West Holdings’ obligation to effect the merger would not be satisfied;

•	US Airways Group knowingly, materially and not inadvertently breaches any of its obligations under the merger agreement relating to acquisition proposals; or

•	US Airways Group withdraws the plan of reorganization after it has been filed with the bankruptcy court, US Airways Group ceases to seek actively to have the plan confirmed by the bankruptcy court or 20 days after the bankruptcy court enters an order denying confirmation of the plan.

•	by US Airways Group, if:

•	the board of directors of America West Holdings withdraws, modifies or qualifies its adoption of the merger agreement or its recommendation of the merger in a manner adverse to US Airways Group;

•	America West Holdings enters into a binding written agreement concerning a transaction that constitutes a superior proposal;

•	US Airways Group, by duly authorized action, is authorized to enter into a binding written agreement concerning a transaction that constitutes an approved proposal;

•	there is a breach of any representation, warranty, covenant or agreement made by America West Holdings in the merger agreement, such that closing conditions to US Airways Group’s obligation to effect the merger would not be satisfied;

•	by the later of 120 days after the date of the merger agreement or 60 days after effectiveness of the registration statement of which this document forms a part, America West Holdings’ stockholders special meeting has not been held, or the vote of America West Holdings’ stockholders has not been taken, unless America West Holdings has used its reasonable best efforts to convene the stockholders special meeting and hold that vote by the later of those dates; or

•	America West Holdings knowingly, materially and not inadvertently breaches its obligations under the merger agreement relating to acquisition proposals.
Termination Fee (see page 94)
      America West Holdings may be required to pay to US Airways Group a termination fee of $15 million if:

•	(1) a bona fide acquisition proposal relating to at least 40% of the assets or equity interests of America West Holdings is made to America West Holdings and that proposal becomes publicly known and thereafter either America West Holdings or US Airways Group terminates the merger agreement because the stockholders of America West Holdings fail to adopt the merger agreement, and (2) America West Holdings is acquired or completes a business combination within 18 months of that termination;

•	US Airways Group terminates the merger agreement as a result of any of the following circumstances:

•	the America West Holdings special meeting of stockholders is not held within 120 days after the date of the merger agreement or 60 days after the effectiveness of the registration statement of which this document forms a part, subject to certain exceptions;

•	the America West Holdings board of directors withdraws, modifies or qualifies its adoption of the merger agreement or its recommendation to the America West Holdings stockholders to vote for approval of the merger agreement and the merger;

•	America West Holdings enters into a binding written agreement concerning a transaction that constitutes a superior proposal, according to the terms of the merger agreement;

•	America West Holdings knowingly, materially and not inadvertently breaches any of its obligations under the merger agreement relating to acquisition proposals;

•	America West Holdings knowingly, materially and not inadvertently breaches any of the covenants or agreements made by it in the merger agreement such that the closing conditions to US Airways Group’s obligation to effect the merger would not be satisfied; or

•	America West Holdings terminates the merger agreement because the America West Holdings board of directors authorizes America West Holdings to enter into a binding written agreement concerning a transaction other than the merger that constitutes a superior proposal.
      US Airways Group may be required to pay to America West Holdings a termination fee of $15 million if:

•	America West Holdings terminates the merger agreement as a result of any of the following circumstances:

•	US Airways Group, without the consent of America West Holdings, enters into or seeks authority from the bankruptcy court to enter into a binding written agreement concerning a qualified competing plan proposal;

•	US Airways Group knowingly, materially and not inadvertently breaches any of its obligations under the merger agreement relating to acquisition proposals;

•	US Airways Group withdraws the plan of reorganization after it has been filed with the bankruptcy court or 20 days after the bankruptcy court enters an order denying confirmation of the debtor’s plan of reorganization;

•	the merger is not determined by the bankruptcy court to be the approved proposal within 45 days after the entry of the order by the bankruptcy court approving the bidding procedures;

•	US Airways Group knowingly, materially and not inadvertently breaches any covenant or agreement made by US Airways Group in the merger agreement; or

•	US Airways Group terminates the merger agreement because its board of directors authorizes US Airways Group to enter into a binding written agreement concerning a transaction other than the merger that constitutes an approved proposal.
Material United States Federal Income Tax Consequences of the Merger (see page 66)
      The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the merger qualifies as a reorganization, America West Holdings stockholders generally will not recognize any gain or loss upon their receipt of New US Airways Group common stock in the merger, except for gain or loss resulting from the receipt of cash in lieu of a fractional share of New US Airways Group common stock and, potentially, income resulting from the proposed rights offering.
      Tax matters are complicated and America West Holdings stockholders are urged to read carefully the discussion in the section entitled “The Merger — Material United States Federal Income Tax Consequences” and to consult their own tax advisors for a fuller understanding of the tax consequences of their participation in the merger.
Accounting Treatment (see page 69)
      For accounting purposes only, New US Airways Group will account for the merger as a “reverse acquisition” using the purchase method of accounting in conformity with accounting principles generally accepted in the United States of America. Although the merger is structured so that America West Holdings will become a wholly owned subsidiary of New US Airways Group at closing, America West Holdings will be treated as the acquiring company for accounting purposes in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations.”
Risk Factors (see page 36)
      In evaluating the merger and the merger agreement, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”
Material Differences in Rights of America West Holdings and New US Airways Group Stockholders (see page 127)
      America West Holdings stockholders receiving merger consideration in the form of shares of New US Airways Group common stock will have different rights once they become New US Airways Group stockholders due to differences between the governing documents of America West Holdings and New US Airways Group. These differences are described in detail under “Comparison of Stockholders Rights and Corporate Governance Matters.”

Summary Selected Financial Data
America West Holdings Corporation
      The selected consolidated financial data presented below is derived from America West Holdings’ consolidated financial statements for each of the five years ended December 31, 2004, 2003, 2002, 2001 and 2000 contained in America West Holdings’ annual reports on Form 10-K for the years ended December 31, 2004, 2003, 2002 and 2001 and America West Holdings’ unaudited consolidated financial statements contained in America West Holdings’ quarterly reports on Form 10-Q and Form 10-Q/ A for the quarters ended March 31, 2005 and 2004, respectively. The selected consolidated financial data should be read in conjunction with the consolidated financial statements for the respective periods, the related notes and the related reports of America West Holdings’ independent registered public accounting firms. See the section entitled “Additional Information — Where You Can Find More Information About America West Holdings and US Airways Group.”

	Three Months Ended
	March 31,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(in thousands except per share amounts)
Consolidated statements of operations data:
Operating revenues(a)	$722,812	$649,327	$2,338,957	$2,254,497	$2,047,116	$2,065,913	$2,344,354
Operating expenses(a)(b)	672,734	634,238	2,382,728	2,232,362	2,206,540	2,476,594	2,356,991
Operating income (loss)	50,078	15,089	(43,771)	22,135	(159,424)	(410,681)	(12,637)
Income (loss) before income taxes (benefit) and cumulative effect of change in accounting principle(c)	33,576	(1,563)	(88,993)	57,534	(214,757)	(324,387)	24,743
Income taxes (benefit)	—	—	30	114	(35,071)	(74,536)	17,064
Income (loss) before cumulative effect of change in accounting principle	33,576	(1,563)	(89,023)	57,420	(179,686)	(249,851)	7,679
Net income (loss)	33,576	(1,563)	(89,023)	57,420	(387,909)	(249,851)	7,679
Earnings (loss) per share before cumulative effect of change in accounting principle:
Basic	0.93	(0.04)	(2.47)	1.66	(5.33)	(7.42)	0.22
Diluted	0.62	(0.04)	(2.47)	1.26	(5.33)	(7.42)	0.22
Net income (loss) per share:
Basic	0.93	(0.04)	(2.47)	1.66	(11.50)	(7.42)	0.22
Diluted(d)	0.62	(0.04)	(2.47)	1.26	(11.50)	(7.42)	0.22
Shares used for computation:
Basic	36,152	35,851	36,026	34,551	33,723	33,670	35,139
Diluted(d)	62,372	35,851	36,026	56,113	33,723	33,670	35,688
Consolidated balance sheet data (at end of period):
Total assets	$1,580,400	$1,598,172	$1,475,264	$1,614,385	$1,438,953	$1,469,218	$1,568,515

	Three Months Ended
	March 31,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(in thousands except per share amounts)
Long-term debt, less current maturities	$588,589	$643,351	$635,129	$688,965	$700,983	$224,551	$145,578
Total stockholders’ equity	70,130	124,007	36,447	125,989	68,178	420,363	667,073

(a)	Effective with the first quarter of 2005, America West Holdings changed the presentation of its regional alliance agreement with Mesa Airlines to the gross basis of presentation. Previously, America West Holdings used the net basis of presentation. The amounts below depict total operating revenues and total operating expenses under the gross basis of presentation.

	Year Ended December 31,

	2004	2003	2002	2001	2000

	(in thousands)
Operating revenues	$2,711,530	$2,541,471	$2,309,162	$2,273,339	$2,522,553
Operating expenses	2,755,301	2,519,336	2,468,586	2,684,020	2,535,190

(b)	The 2004 results include a $16.3 million net credit associated with the termination of the rate per engine hour agreement with General Electric Engine Services for overhaul maintenance services on V2500-A1 engines, a $0.6 million credit related to the revision of the estimated costs associated with the sale and leaseback of certain aircraft recorded in the first quarter of 2002 and a $0.4 million credit related to the revision of estimated charges associated with the Columbus, Ohio hub closure originally recorded in the second quarter of 2003. These credits were partially offset by $1.9 million of net charges related to the return of certain Boeing 737-200 aircraft which includes termination payments of $2.1 million, the write-down of leasehold improvements and deferred rent of $2.8 million, offset by the net reversal of maintenance reserves of $3.0 million. The 2003 period includes $16.0 million of charges resulting from the elimination of America West Airlines, Inc.’s hub operations in Columbus, Ohio ($11.1 million), the reduction-in-force of certain management, professional and administrative employees ($2.3 million), and the impairment of certain owned Boeing 737-200 aircraft that have been grounded ($2.6 million) offset by a $1.1 million reduction of charges due to a revision of the estimated costs related to the early termination of certain aircraft leases and a $0.5 million reduction related to the revision of estimated costs associated with the sale and leaseback of certain aircraft. The 2002 period includes $19.0 million of charges primarily related to the restructuring completed on January 18, 2002, resulting from the events of September 11, 2001. The 2001 period includes $141.6 million of special charges related to the impairment of reorganization value in excess of amounts allocable to identifiable assets and owned aircraft and engines, as well as the earlier-than-planned return of seven leased aircraft and severance expenses following a reduction-in-force in 2001. America West Holdings reclassified amounts related to settled fuel hedge transactions and mark-to-market adjustments on open hedge instruments from fuel expense to gain (loss) on derivative instruments, net. The amounts for the years ended December 31, 2004 and 2003 were an addition to fuel expense of $30.5 million and $10.7 million, respectively. For the years ended December 31, 2002 and 2001, the amounts reduced fuel expense by $0.7 million and $7.2 million, respectively.

(c)	Nonoperating income (expense) in the 2004 period includes a $30.5 million net gain on derivative instruments, which included mark-to-market changes and settled transactions, and $1.3 million for the write-off of debt issue costs in connection with the refinancing of a term loan issued by General Electric Capital Corporation with an aggregate amount of $110.6 million. The 2003 period includes federal government assistance of $81.3 million recognized as nonoperating income under the Emergency Wartime Supplemental Appropriations Act and $8.5 million and $108.2 million recognized in 2002 and 2001, respectively, as nonoperating income under the Air Transportation Safety and System Stabilization Act. The 2003, 2002 and 2001 periods include a $10.7 million net gain, $0.7 million net loss and $7.2 million net loss on derivative instruments, respectively, including mark-to-market changes and settled transactions.

(d)	America West Holdings diluted earnings per share for the year ended December 31, 2003 includes the impact related to the 7.25% notes under the “if-converted” methodology. The impact reduced diluted earnings per share by $0.03 from $1.29 to $1.26.

US Airways Group, Inc.
      The selected consolidated financial data presented below is derived from US Airways Group’s consolidated financial statements for each of the periods in the five years ended December 31, 2004, 2003, 2002, 2001 and 2000 contained in US Airways Group’s annual reports on Form 10-K for the years ended December 31, 2004, 2003 and 2002 and US Airways Group’s unaudited consolidated financial statements contained in the quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and 2004. The selected consolidated financial data should be read in conjunction with the consolidated financial statements for the respective periods, the related notes and the related reports of US Airways Group’s independent registered public accounting firm included elsewhere in this proxy statement/ prospectus. See the section entitled “Additional Information — Where You Can Find More Information about America West Holdings and US Airways Group” and US Airways Group’s consolidated financial statements.

	Successor Company				Predecessor Company

	Three Months Ended			Nine Months	Three Months	Year Ended
	March 31,		Year Ended	Ended	Ended	December 31,
			December 31,	December 31,	March 31,
	2005	2004	2004	2003	2003	2002	2001	2000

	(dollars in millions, except per share amounts)
Consolidated statements of operations data:
Operating revenues	$1,628	$1,701	$7,117	$5,312	$1,534	$6,977	$8,288	$9,269
Operating expenses(b)	1,829	1,844	7,495	5,356	1,741	8,294	9,971	9,322

Operating loss	$(201)	$(143)	$(378)	$(44)	$(207)	$(1,317)	$(1,683)	$(53)
Income (loss) before cumulative effect of accounting change	$(282)	$(177)	$(611)	$(174)	$1,635	$(1,663)	$(2,124)	$(166)
Cumulative effect of accounting change, net of applicable income taxes	—	—	—	—	—	17	7	(103)

Net income (loss)(c)	$(282)	$(177)	$(611)	$(174)	$1,635	$(1,646)	$(2,117)	$(269)
Earnings (loss) per common share before cumulative effect of accounting change:
Basic	$(5.13)	$(3.28)	$(11.19)	$(3.25)	$24.02	$(24.45)	$(31.59)	$(2.47)
Diluted	$(5.13)	$(3.28)	$(11.19)	$(3.25)	$24.02	$(24.20)	$(31.48)	$(4.02)
Net income (loss) per common share:
Basic	$(5.13)	$(3.28)	$(11.19)	$(3.25)	$24.02	$(24.45)	$(31.59)	$(2.47)
Diluted	$(5.13)	$(3.28)	$(11.19)	$(3.25)	$24.02	$(24.20)	$(31.48)	$(4.02)
Shares used in computation:
Basic	54.9	54.0	54.6	53.5	68.1	68.0	67.2	66.9
Diluted	54.9	54.0	54.6	53.5	68.1	68.0	67.2	66.9
Cash Dividends per common share	$—	$—	$—	$—	—	$—	$—	$—
Consolidated balance sheet data (at end of period):
Total Assets	$8,427	$8,550	$8,422	$8,555	—	$6,543	$8,025	$9,127
Long-term obligations and redeemable preferred stock(a)	$4,795	$4,458	$4,871	$4,641	—	$5,009	$5,148	$4,379
Total stockholders’ equity (deficit)	$(598)	$30	$(434)	$172	—	$(4,921)	$(2,615)	$(358)

(a)	Includes debt, capital leases and postretirement benefits other than pensions (noncurrent). Also includes liabilities subject to compromise at March 31, 2005, December 31, 2004 and December 31, 2002.

(b)	The operating results for the nine months ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001 include the following unusual items:

•	The nine months ended December 31, 2003 include:

•	A $214 million, net of amounts due to certain affiliates, reduction in operating expenses in connection with the reimbursement for certain aviation-related security expenses in connection with the Emergency Wartime Supplemental Appropriations Act.

•	A $35 million charge in connection with US Airways Group’s intention not to take delivery of certain aircraft scheduled for future delivery.

•	The results for the year ended December 31, 2002 include:

•	A $392 million impairment charge as a result of an impairment analysis conducted on the B737-300, B737-400, B757-200 and B767-200 aircraft fleets as a result of changes to the aircraft’s recoverability periods, the planned conversion of owned aircraft to leased aircraft and indications of possible material changes to the market values of these aircraft. The analysis revealed that estimated undiscounted future cash flows generated by these aircraft were less than their carrying values for four B737-300s, 15 B737-400s, 21 B757-200s and three B767-200s. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the carrying values were reduced to fair market value.

•	A curtailment credit of $120 million related to certain postretirement benefit plans and a $30 million curtailment charge related to certain defined benefit pension plans.

•	An impairment charge of $21 million related to capitalized gates at certain airports in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The carrying values of the affected gates were reduced to fair value based on a third party appraisal.

•	The results for the year ended December 31, 2001 include:

•	An aircraft impairment and related charge of $787 million. During August 2001, US Airways Group conducted an impairment analysis in accordance with SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” on its 36 F-100 aircraft, 16 MD-80 aircraft and 39 B737-200 aircraft as a result of changes to the fleet plan as well as indications of possible material changes to the market values of these aircraft. The analysis revealed that estimated undiscounted future cash flows generated by these aircraft were less than their carrying values. In accordance with SFAS 121, the carrying values were reduced to fair market value. This analysis resulted in a pretax charge of $403 million. In the aftermath of September 11, 2001, US Airways Group elected to accelerate the retirement of the aforementioned aircraft. All B737-200 aircraft retirements were accelerated to the end of 2001 while the F-100s and MD-80s were scheduled to be retired by April 2002. Based on this, US Airways Group conducted another impairment analysis which revealed that these aircraft were impaired. This culminated in an additional pretax charge of $173 million largely reflecting the further diminution in value of used aircraft arising from the events of September 11, 2001. Management estimated fair market value using third-party appraisals, published sources and recent sales and leasing transactions. As a result of the events of September 11, 2001, US Airways Group reviewed other aircraft-related assets which resulted in a pretax charge of $15 million as certain aircraft assets had carrying values in excess of their fair value less costs to sell. Management estimated fair value based on recent sales and leasing transactions. US Airways Group also recognized a pretax charge of $26 million in connection with the write-down to lower of cost or market of surplus parts for the F-100, B737-200 and MD-80 fleets. Management estimated market value based on recent sales activity related to these parts. During the first quarter of 2002, US Airways, Inc. entered into agreements to sell 97 surplus aircraft and related spare engines and parts, including substantially all of its DC-9, MD-80 and B737-200 aircraft. In connection with these agreements, US Airways Group reduced the carrying values of these assets resulting in a $148 million charge during the fourth quarter of 2001, including a $138 million impairment charge and a charge of $10 million to write down the related spare parts. Additionally, US Airways Group recognized a pretax impairment charge of $22 million in connection with the planned retirement of five B737-200 aircraft due to a third-party’s early return of certain leased B737-200 aircraft, and early retirement of certain other B737-200s during the first quarter of 2001.

•	A $83 million charge for employee severance and benefits. In September 2001, US Airways Group announced that in connection with its reduced flight schedule it would terminate or furlough approximately 11,000 employees across all employee groups. Approximately 10,200 of the affected employees were terminated or furloughed on or prior to January 1, 2002. Substantially all the remaining affected employees were terminated or furloughed by May 2002. US Airways Group’s headcount reduction was largely accomplished through involuntary terminations/furloughs. In connection with this headcount reduction, US Airways Group offered a voluntary leave program to certain employee groups. Voluntary leave program participants generally received extended benefits (e.g. medical, dental, life insurance) but did not receive any furlough pay benefit. In the nine months ended December 31, 2003 and the year ended December 31, 2002 include $1 million and $3 million, respectively, in reductions to severance pay and benefit accruals related to the involuntary termination or furlough of certain employees.

•	Charges of $4 million and $66 million, respectively, representing the present value of the future minimum lease payments on three B737-200 aircraft and four F-100 aircraft, respectively, that were permanently removed from service.

•	A charge of $13 million representing the unamortized leasehold improvement balance for facilities to be abandoned and aircraft to be parked as of the facility abandonment date or aircraft park date. In addition, US Airways Group recognized a pretax charge of $3 million representing the present value of future noncancelable lease commitments beyond the facility abandonment date.

•	A $2 million curtailment charge related to a certain postretirement benefit plan.

(c)	Nonoperating income (expense) for the three months ended March 31, 2005 and the year ended December 31, 2004 include reorganization items, net of $2 million and $35 million, respectively. The nine months ended December 31, 2003 includes a $30 million gain on the sale of US Airways Group’s investment in Hotwire, Inc. In connection with the debtors’ prior bankruptcy, a $1.92 billion gain and charges of $294 million of reorganization items, net, are included for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively.

Selected Unaudited Pro Forma Condensed Combined Financial Data
      US Airways Group will account for the merger as a “reverse acquisition” using the purchase method of accounting in conformity with accounting principles generally accepted in the United States of America. Although the merger is structured such that America West Holdings will become a wholly owned subsidiary of New US Airways Group at closing, America West Holdings will be treated as the acquiring company for accounting purposes in accordance with SFAS No. 141, “Business Combinations,” due to the following factors: (1) America West Holdings stockholders are expected to own approximately 39% of New US Airways Group common stock outstanding immediately following the merger as compared to certain former US Airways Group creditors who will hold approximately 12% (these percentages reflect certain assumptions concerning the likely exchange of certain convertible debt and the impact of certain securities that are dilutive at the per share purchase price paid by the equity investors), (2) America West Holdings will receive a larger number of designees to the New US Airways Group board of directors; and (3) America West Holdings’ current Chairman and Chief Executive Officer will serve as Chairman and Chief Executive Officer of New US Airways Group following the merger.
      The following unaudited pro forma condensed combined balance sheet as of March 31, 2005 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2004 and quarter ended March 31, 2005 are based on the historical consolidated financial statements of US Airways Group included in this proxy statement/ prospectus and on the historical consolidated financial statements of America West Holdings which are incorporated by reference into this proxy statement/ prospectus, giving effect to the merger and other transactions that will be effective upon completion of the merger.
      The unaudited pro forma condensed combined statements of operations give effect to the merger as if it had occurred on January 1, 2004 and the unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on March 31, 2005. The two major categories of adjustments reflected in the condensed combined pro forma financial statements are “Purchase Accounting Adjustments” and “Other Merger Adjustments.”
      For more detailed information about the unaudited pro forma condensed combined financial statements, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

	Three Months	Year Ended
	Ended	December 31,
	March 31, 2005	2004

	(dollars in millions, except per
	share data)
Statement of Operations Data:
Revenues	$2,351	$9,456
Total operating expenses	2,525	9,957

Operating loss	$(174)	$(501)
Net loss	$(259)	$(717)
Basic and diluted loss per share of common stock	$(4.65)	$(12.87)

As of
March 31, 2005

(dollars in
millions)
Balance Sheet Data:
Cash, cash equivalents and short term investments	$1,360
Net property and equipment	$3,212
Total assets	$7,680
Long-term debt and capital lease obligations, including current maturities	$3,520
Total stockholders’ equity	$385

CAPITALIZATION
      The following table sets forth information regarding (1) the historical capitalization of America West Holdings and US Airways Group at March 31, 2005 and (2) the pro forma capitalization of New US Airways Group immediately following the effective time of the merger, based upon certain assumptions that are more fully described in the footnotes below. The following information does not include the issuance of any shares in the proposed rights offering discussed in this proxy statement/prospectus.

		Pro Forma
	Historical	March 31,
	March 31, 2005	2005

	(dollars in millions)
Indebtedness
Secured
US Airways Group
Equipment notes payable, net of discount of $107 million and $101 million on a historical and pro forma basis, respectively, installments due 2005 to 2022 (a)	$1,875	$1,738
ATSB guaranteed loan, net of discount of $15 million and $0 on a historical and pro forma basis, respectively (b)	697	712
2001 GE credit facility, installments due 2005 to 2012 (c)	332	28
2003 GE liquidity facility, installments due 2010 to 2012 (c)	158	—
Eastshore Aviation, LLC debtor in possession financing, due 2005	75	—
GE bridge facility due 2005 (c)	42	—
Airbus term loan, installments due 2008 to 2010 (d)	—	153
America West Holdings
GECC term loan, installments due 2006 to 2010 (c)	111	111
Senior secured discount notes, net of discount of $5 million, installments due 2005 to 2009 (e)	31	31
Equipment notes payable, installments due 2005 to 2008	36	36

	3,357	2,809
Unsecured
US Airways Group
Class B mandatorily redeemable preferred stock, net of discount of $23 million, due 2011 (f)	52	—
GE convertible notes, due 2020 (c)	—	125
America West
ATSB guaranteed loan, installments due 2005 through 2008 (b)	300	300
7.25% senior exchangeable notes, net of discount of $166 million, due 2023 (g)	87	87
7.5% convertible senior notes, net of discount of $21 million, due in 2009 (h)	91	91
Industrial development bonds, due 2023 (i)	29	29
Promissory notes, due 2005 (j)	17	17
State loan, installments due 2005 through 2007	1	1

	577	650

Total Debt	$3,934	$3,459

Stockholders’ Equity (k)
Common stock		$1
Additional paid-in capital		921
Accumulated deficit		(537)

Total Stockholders’ Equity		$385

(a)	Equipment notes payable balances are as of March 31, 2005, bearing interest at rates of 4.17% to 9.01%. We expect to complete various sale and leaseback transactions on certain wide-body and regional jet aircraft prior to completion of the merger. In addition to the GE sale-leaseback transaction, these transactions should reduce the equipment notes balance by approximately $666 million not included in the table above if the contemplated transactions are completed as expected.

(b)	US Airways Group ATSB Guaranteed Loan — As part of its reorganization under the prior bankruptcy, US Airways, Inc. received a $900 million loan guarantee under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with a $1 billion term loan financing that was funded on March 31, 2003. The ATSB loan is secured by substantially all of the present and future assets of the US Airways Group not otherwise encumbered (including certain cash and investment accounts, previously unencumbered aircraft, aircraft engines, spare parts, flight simulators, real property, takeoff and landing slots, ground equipment and accounts receivable), other than certain specified assets, including assets which are subject to other financing agreements. As of March 31, 2005, $712 million was outstanding under the ATSB loan. The US Airways Group ATSB loan bears interest at an average variable interest rate on Tranche A (the guaranteed 90% of the loan balance) of 4.79%, which includes a default rate of 200 basis points, plus guarantee fees of 4.1%, and on Tranche B (the remaining 10% of the loan balance) of 11.13%, which includes a default rate of 400 basis points.

In connection with the ATSB guarantee, the ATSB received 7,635,000 warrants that enable it to purchase shares of US Airways Group’s Class A common stock at $7.42 per share. The value attributed to the warrants at issuance is being amortized over the term of the warrants. We expect that these warrants will be cancelled under the currently proposed plan of reorganization. US Airways Group reached agreement with the ATSB concerning an interim extension to the ATSB cash collateral agreement while US Airways Group and America West Holdings work to finalize the post-merger terms of both loans. The interim agreement will expire on July 29, 2005 and will require US Airways Group, among other conditions, to maintain a weekly minimum unrestricted cash balance of $325 million.

For more information on US Airways Group’s ATSB loan, see the section entitled “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

America West Holdings ATSB Guaranteed Loan — In January 2002, America West Airlines, Inc. closed a $429 million loan backed by a $380 million federal loan guarantee provided by the ATSB. Certain third-party counter-guarantors have fully and unconditionally guaranteed the payment of an aggregate of $45 million of the outstanding principal amount under the loan partially guaranteed by the ATSB plus accrued and unpaid interest thereon. In addition, America West Holdings has fully and unconditionally guaranteed the payment of all principal, premium, interest and other obligations outstanding under the loan partially guaranteed by the ATSB and has pledged the stock of America West Airlines, Inc. to secure its obligations under such guarantee. Principal amounts under this loan become due in ten installments of $43 million on each March 31 and September 30, which commenced on March 31, 2004 and end on September 30, 2008. Principal amounts outstanding under the loan partially guaranteed by the ATSB bear interest at a rate per annum equal to LIBOR plus 40 basis points plus guarantee fees of approximately 8.0%.

For more information about the America West Holdings ATSB guaranteed loan, see America West Holdings’ filings with the SEC, which are incorporated by reference to this proxy statement/ prospectus as described in the section entitled “Additional Information.”

(c)	US Airways Group and General Electric — General Electric and its affiliates, referred to collectively as GE, is US Airways Group’s largest aircraft creditor, having financed or leased a substantial portion of US Airways Group’s aircraft prior to the current Chapter 11 filing. In addition, in November 2001, US Airways, Inc. obtained a $404 million credit facility from GE, which was secured by collateral including 11 A320-family aircraft and 28 spare engines. Borrowings under the 2001 GE credit facility bear interest at the rate of LIBOR plus 3.50%, and the term of the facility is 2012.

In connection with the prior bankruptcy, US Airways Group reached a settlement with GE that resolved substantially all aircraft, aircraft engine and loan-related issues, and provided US Airways Group with additional financing from GE in the form of a liquidity facility of up to $360 million that bears interest at rate of LIBOR plus 4.25%. Most obligations of US Airways Group to GE are cross-defaulted to the 2001 GE credit facility, the 2003 GE liquidity facility, the GE regional jet leases and the GE regional jet mortgage financings.

In November 2004, US Airways Group reached a comprehensive agreement with GE and its affiliates, as described in a Master Memorandum of Understanding, or GE Master MOU, that was approved by the bankruptcy court on December 16, 2004. The GE Master MOU, together with the transactions contemplated by the term sheets attached to the GE Master MOU, will provide US Airways Group with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services and operating leases for new regional jets, while preserving the vast majority of US Airways Group’s mainline fleet owned or otherwise financed by GE. In connection with the merger, US Airways Group and America West Holdings have renegotiated certain of their respective existing agreements, and entered into new agreements, with GE. These agreements are set forth in a comprehensive agreement with GE and certain of its affiliates in a Master Merger Memorandum of Understanding, referred to as the GE Merger MOU, that was approved by the bankruptcy court in June 2005. In part, the GE Merger MOU modified and supplemented the agreements reached between US Airways Group and GE in the GE Master MOU.

The bridge facility entered into between US Airways Group and GE pursuant to the GE Master MOU on December 20, 2004 will continue in effect during the pendancy of the Chapter 11 cases. The bridge facility provides for a loan in the amount of up to approximately $56 million, which has been drawn down by US Airways Group ($42 million was drawn as of March 31, 2005). The bridge facility bears interest at the rate of LIBOR plus 4.25%, matures on the date US Airways Group emerges from the Chapter 11 cases, and is payable in cash or, upon maturity, by issuance of the $125 million of convertible notes, as described below.

Subject to certain conditions, GE will purchase the assets securing the 2001 credit facility in a sale-leaseback transaction. The sale proceeds realized from the sale-leaseback transaction will be applied to repay the 2003 GE liquidity facility, the mortgage financing associated with the CRJ aircraft and a portion of the 2001 GE credit facility. The balance of the 2001 credit facility will be amended to allow certain additional borrowings, which will result in a total principal balance outstanding thereunder of approximately $28 million. The operating leases will be cross-defaulted with all other GE obligations, other than excepted obligations, and will be subject to return conditions as agreed to by the parties.

Pursuant to the GE Master MOU, US Airways Group agreed that upon its emergence from the Chapter 11 cases, as partial consideration for conversion of the bridge facility, forgiveness and release of US Airways, Inc. from certain prepetition obligations, deferral of certain payment obligations and amendments to future maintenance agreements, an affiliate of GE will receive convertible notes of the reorganized US Airways, Inc. in the aggregate principal amount of $125 million. The convertible notes will be convertible at any time, at the holders’ election, into shares of common stock of the New US Airways Group at a conversion price equal to the product of (x) 140%-150% (at US Airways, Inc.’s option) and (y) the average closing price of New US Airways Group common stock for the sixty consecutive trading days following emergence from bankruptcy and the listing of US Airways Group common stock on Nasdaq or a national stock exchange. The convertible notes will bear interest at a rate to be determined no later than thirty days prior to the debtors’ scheduled date of emergence from bankruptcy and interest will be payable semi-annually, in arrears, and will mature in 2020, with an option to put the notes back to US Airways, Inc. in 2010.

For more information about the agreements between US Airways Group and GE, see the section entitled “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

America West Holdings and General Electric — On September 10, 2004, America West Airlines, Inc. entered into a term loan financing with GECC providing for loans in an aggregate amount of $111 million. The new term loan financing consists of two secured term loan facilities: (1) a $76 million term loan facility secured primarily by spare parts, rotables and appliances; and (2) a $35 million term loan facility secured primarily by aircraft engines and parts installed in such engines. The facilities are cross-collateralized on a subordinated basis and the collateral securing the facilities also secures on a subordinated basis certain of America West Airlines, Inc.’s other existing debt and lease obligations to GECC and its affiliates. Principal amounts outstanding under the loans bear interest at a rate per annum based on three-month LIBOR plus a margin. Both facilities contain customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults. The America West Holdings GE term loan bears interest at a rate of LIBOR plus 3.95%.

For more information on America West Holdings’ arrangements with GE, see America West Holdings’ filings with the SEC, which are incorporated by reference to this proxy statement/ prospectus as described in the section entitled “Additional Information.”

(d)	Airbus Term Loan — In connection with the merger, a Memorandum of Understanding, which we refer to as the Airbus MOU, was executed between ASVA S.A.R.L., an affiliate of Airbus Industrie G.I.E., which we refer to as Airbus, US Airways Group, US Airways, Inc. and America West Airlines, Inc. A key aspect of the Airbus MOU is that Airbus will provide a $250 million financing commitment upon the satisfaction of various conditions precedent, including the completion of the merger and the emergence of US Airways, Inc. from bankruptcy, of which $153 million is available to be drawn upon completion of the merger and used for general corporate purposes. We expect to have approximately $175 million available upon completion of the merger and $250 million available by the end of 2006. This term loan will bear interest at a floating rate of interest with a margin subject to resets based on the credit rating of New US Airways Group.

For more information on the Airbus MOU, see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

(e)	Senior Secured Discount Notes — On December 27, 2004, America West Airlines, Inc. raised additional capital by financing its Phoenix maintenance facility and flight training center. The flight training center was previously unencumbered, and the maintenance facility became unencumbered earlier in 2004 when America West Airlines, Inc. refinanced its term loan. Using its leasehold interest in these two facilities as collateral, America West Airlines, Inc., through a wholly owned subsidiary named FTCHP LLC, raised $30.8 million through the issuance of senior secured discount notes. The notes bear interest at a rate of LIBOR plus 3.89%.

(f)	The Class B preferred stock of US Airways Group issued to Retirement Systems of Alabama Holdings LLC is subject to mandatory redemption on its maturity date of March 31, 2011 and is therefore classified as debt. The debtors’ plan of reorganization contemplates the cancellation of these shares.

(g)	In July and August of 2003, America West Airlines, Inc. completed a private placement of approximately $87 million issue price of 7.25% Senior Exchangeable Notes due 2023. The notes bear cash interest at 2.49% per year until July 30, 2008. Thereafter, the notes will cease bearing cash interest and begin accruing original issue discount daily at a rate of 7.25% per year starting in July 2009, until maturity. Each note was issued at a price of $343.61 and is exchangeable for Class B common stock of America West Holdings at an exchange ratio of 32.038 shares per $1,000 principal amount at maturity of the notes, subject to adjustment in certain circumstances. This represents an equivalent conversion price of approximately $10.73 per share. The aggregate amount due at maturity, including accrued original issue discount from July 31, 2008, will be $253 million. The notes are unconditionally guaranteed on a senior unsecured basis by America West Holdings.

(h)	In connection with the closing of the ATSB guaranteed loan and the related transactions, America West Holdings issued $104.5 million of 7.5% convertible senior notes due 2009, of which approximately $112 million remained outstanding at March 31, 2005, including $22 million of interest paid through December 31, 2004 as a deemed loan added to the initial principal thereof. These notes are convertible into shares of Class B common stock of America West Holdings, at the option of the holders, at an initial conversion price of $12.00 per share or a conversion ratio of approximately 83.333 shares per $1,000 principal amount of such notes, subject to standard anti-dilution adjustments. Interest on the 7.5% convertible senior notes is payable semiannually in arrears on June 1 and December 1 of each year. At America West Holdings’ option, the first six interest payments were payable in the form of a deemed loan added to the principal amount of these notes. The 7.5% convertible senior notes will mature on January 18, 2009 unless earlier converted or redeemed. The payment of principal, premium and interest on the 7.5% convertible senior notes is fully and unconditionally guaranteed by America West Airlines, Inc.

(i)	The industrial development revenue bonds are due April 2023. Interest at 6.3% is payable semiannually on April 1 and October 1. The bonds are subject to optional redemption prior to the maturity date on or after April 1, 2008, in whole or in part, on any interest payment date at the following redemption prices: 102% on April 1 or October 1, 2008; 101% on April 1 or October 1, 2009; and 100% on April 1, 2010 and thereafter.

(j)	Promissory notes are due in 2005 and bear interest at rates of 3.81% to 4.16%.

(k)	The Stockholders’ Equity for New US Airways Group includes the new equity investments and America West Holdings’ current paid-in capital, partially offset by America West Holdings’ accumulated deficit. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

PRO FORMA FULLY DILUTED SECURITY OWNERSHIP BY ENTITY
OF NEW US AIRWAYS GROUP AT CLOSING
      The following table sets forth certain information regarding the potential ownership of New US Airways Group common stock following the merger. The table sets forth the potential ownership: (1) on a primary basis, (2) reflecting the impact of certain securities that are dilutive at the per share price paid by the equity investors, and (3) on a fully diluted basis assuming all equity securities are exercised or converted. We are providing this information to give you information on what security holders or groups of security holders may beneficially own significant amounts of New US Airways Group common stock. Because many of the variables underlying the assumptions used to develop this table are out of the control of America West Holdings and US Airways Group, it is impossible to predict precisely what the ownership interest of any particular security holder or group will be in New US Airways Group common stock following the merger. You should read carefully the footnotes to this table in order to understand the many assumptions underlying the information in the table. The following information does not include any shares that may be issued in the proposed rights offering discussed in this proxy statement/prospectus.

			Reflecting Dilutive
			Securities at the		Fully Diluted
	Primary Shares		Per Share Price (1)		Shares (2)

US Airways Group	Shares	%	Shares	%	Shares	%

GE convertible note (3)	—	—	—	—	5,224,660	6%
US Airways Group creditors (4)	8,212,121	15%	8,212,121	12%	8,212,121	10%

US Airways Group Total	8,212,121	15%	8,212,121	12%	13,436,781	16%
America West Holdings (5)
Class A common shares outstanding (6)	460,686	1%	460,686	1%	460,686	1%
Class B common shares outstanding (7)	14,504,339	26%	14,504,339	22%	14,504,339	18%
7.25% convertible note (8)	—	—	5,606,196	8%	5,606,196	7%
Warrants (9)	—	—	4,542,319	7%	8,122,683	10%
Options (10)	—	—	741,646	1%	4,280,725	5%
7.5% convertible notes (11)	—	—	—	—	3,860,163	5%

America West Holdings Total	14,965,025	27%	25,855,186	39%	36,834,792	44%
Equity Investors
Eastshore	8,333,333	15%	8,333,333	13%	8,333,333	10%
Par (12)	6,768,485	12%	6,768,485	10%	6,768,485	8%
ACE	5,000,000	9%	5,000,000	8%	5,000,000	6%
Peninsula	3,333,333	6%	3,333,333	5%	3,333,333	4%
Wellington (13)	9,090,900	16%	9,090,900	14%	9,090,900	11%

Total Equity Investors	32,526,051	58%	32,526,051	49%	32,526,051	39%

Total	55,703,197	100%	66,593,358	100%	82,797,624	100%

Note: Percentages may not total 100% due to rounding.

(1)	This column includes the primary shares outstanding plus the dilutive impact of only those dilutive securities that are dilutive at the per share price paid by the equity investors, including the America West Holdings 7.25% convertible notes and America West Holdings warrants and exercisable options. America West Holdings dilutive securities represent fully diluted shares using the treasury method of accounting (i.e. assuming proceeds are used to repurchase outstanding shares) assuming a price of $16.50 per share of New US Airways Group common stock (the price paid by the most recent equity investor) and a conversion factor of 0.4125 of a share of New US Airways Group common stock for each share of America West Holdings Class B common stock.

(2)	Fully diluted shares represent primary shares outstanding plus additional shares assuming all convertible notes, options and warrants are converted or exercised for shares of New US Airways Group common stock. America West Holdings dilutive securities represent fully diluted gross shares and a conversion factor of 0.4125 of a share of New US Airways Group common stock for each share of America West Holdings Class B common stock.

(3)	The $125 million GE convertible notes are convertible at a price that will be determined at a future date. The contractual conversion price will be at a 40 to 50% premium to the average of the closing price of New US Airways Group common stock for the first 60 days of trading following emergence from bankruptcy. Shares are estimated assuming conversion at a 45% premium and assuming a 60 day average price per share of New US Airways Group common stock of $16.50.

(4)	The total shares of New US Airways Group common stock shown in the table will not be issued as of completion of the merger, because not all of the creditors claims will be finally resolved at that time. While the total number of shares of common stock of New US Airways Group available to creditors will be fixed, it is impossible to determine when the claims process will be finalized. Shares allocated to certain US Airways Group creditors includes an allotment of excess shares resulting from the $150 million Wellington investment at $16.50 per share of New US Airways Group common stock.

(5)	Share count of America West Holdings Class A and Class B common shares, warrants and options include a pro-rata allotment of 261,818 excess shares resulting from the $150 million Wellington investment at $16.50 per share of New US Airways Group common stock.

(6)	Class A common shares outstanding at closing is based on 859,117 shares of America West Holdings Class A common stock outstanding and a conversion rate of 0.5362 of a share of New US Airways Group common stock per share of America West Holdings Class A common stock.

(7)	Class B common shares outstanding at closing is based on 35,163,191 shares of America West Holdings Class B common stock outstanding and a conversion rate of 0.4125 shares of New US Airways Group common stock per share of America West Holdings Class B common stock.

(8)	America West Holdings 7.25% convertible notes are convertible at $10.73 per share of America West Holdings Class B common stock and contain a change-of-control feature that allows the noteholders to put the notes to America West Airlines, Inc. for all outstanding principal and accrued interest, totaling $87.9 million based on an assumed closing date of September 30, 2005. America West Holdings may satisfy the put with equity at a price per share that is 95% of the market price of New US Airways Group common shares. This market price is assumed to be $16.50 per share of New US Airways Group common stock, which would result in 5,606,196 shares being issued to the noteholders.

(9)	Assumes that America West Holdings warrants are exercised at a strike price of $7.27 per share of New US Airways Group common stock. At the assumed closing price of $16.50 per share of New US Airways Group common stock, under the treasury stock method of accounting, the warrants would be exercisable for 4,542,319 shares.

(10)	America West Holdings options are shown on a fully diluted basis assuming all options are exercised for shares of New US Airways Group common stock. At March 31, 2005, America West Holdings had 10,377,861 outstanding options with a weighted average exercise price of $9.54 per share of America West Holdings Class B common stock. At the assumed closing price of $16.50 per share of New US Airways Group common stock, under the treasury stock method of accounting, the options would be exercisable for 741,646 shares.

(11)	Assumes conversion of the America West Holdings 7.5% convertible notes at a conversion price of $29.09 per share of New US Airways Group common stock.

(12)	Assumes that 101,818 excess shares resulting from the Wellington per share price of $16.50 per share of New US Airways Group common stock are allocated to Par, per its investment agreement, in addition to the 6,666,667 shares allocated for Par’s primary investment of $100 million at $15.00 per share of New US Airways Group common stock.

(13)	Represents a group of investors under the management of Wellington Management Company, LLP, a Boston-based investment firm.

PRO FORMA SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS OF NEW US AIRWAYS GROUP
      The following table sets forth certain information regarding the projected ownership of New US Airways Group common stock immediately following the merger by all projected beneficial owners of more than 5% of New US Airways Group common stock, based upon certain assumptions described in the notes below. The following information does not include any shares that may be issued in the proposed rights offering discussed in this proxy statement/prospectus in the section entitled “The Rights Offering.”

				Percent of Class	Percent of Class
		Number of		Excluding 7.25%	Including 7.25%
Beneficial Owner	Form of Security	Shares		Notes (1)(3)	Notes (2)(3)

Wellington Management Company, LLP (4)	Primary Shares	9,090,900		16.3%	14.8%
75 State Street
Boston, MA 02109
Eastshore Aviation, LLC	Primary Shares	8,333,333		15.0%	13.6%
W6390 Challenger Drive,
Suite 203
Appleton, WI 54924
Air Transportation Stabilization Board	Warrants	7,735,770		12.2%	11.2%
1120 Vermont Avenue
Suite 970
Washington, DC 20220
Par Investment Partners, L.P.	Primary Shares	6,768,485		12.2%	11.0%
One International Place
Suite 2401
Boston, MA 02109
General Electric Capital Corporation	Convertible Note	5,224,660	(5)	8.6%	7.9%
c/o GE Commercial Aviation Services LLC
201 High Ridge Road
Stamford, CT 06927-4900
ACE Aviation Holdings Inc.	Primary Shares	5,000,000		9.0%	8.2%
5100 de Maisonneuve Boulevard West
Montreal, Quebec, Canada H4A 3T2
Peninsula Investment Partners, L.P.	Primary Shares	3,333,333		6.0%	5.4%
404B East Main Street
Charlottesville, VA 22902
Pension Benefit Guaranty Corporation	Primary Shares	*	(6)	*	*
1200 K Street
Washington, DC 20005-4026

(1)	Calculation of percent of class assumes that America West Holdings 7.25% convertible notes are not converted to New US Airways Group common stock as a result of the merger.

(2)	Calculation of percent of class assumes dilution from the conversion of the America West Holdings 7.25% convertible notes at a New US Airways Group share price of $15.68 (representing 5.61 million shares).

(3)	Calculated percentages are not additive. Percent of class ownership represented by holders of primary shares assumes no dilution when calculating the total shares. Calculation of percent of class ownership represented by holders of dilutive securities assumes that only the individual holder listed converts or exercises its option to purchase common stock of New US Airways Group; in these calculations, total shares used for the denominator includes only the sum of shares held by the individual holder after conversion plus all primary shares.

(4)	Holder represents a group of investors under the management of Wellington Management Company, LLP, a Boston-based investment firm.

(5)	Shares to GE are estimated assuming conversion of their $125 million loan at a 45% premium to the Wellington price per share of $16.50. The actual conversion price will be at a 40 to 50% premium to the average of the closing price of New US Airways Group stock for the first 60 days of trading following New US Airways Group emergence from Chapter 11.

(6)	We currently estimate that the PBGC will own more than 5% of the outstanding primary shares of New US Airways Group. The PBGC’s actual number of shares will be determined by its portion of the eventual allowed unsecured claims against the debtors.

COMPARATIVE PER SHARE MARKET PRICE DATA
      US Airways Group common stock currently trades on the Nasdaq over-the-counter market under the Symbol “UAIRQ.” America West Holdings Class B common stock trades on the NYSE under the symbol “AWA.” The America West Holdings Class A common stock is not publicly traded. The table below sets forth, for the periods indicated, the range of high and low per share sales prices for US Airways Group common stock on the NYSE, Nasdaq national market and Nasdaq over-the-counter market, as discussed in more detail in note (1) below, and for America West Holdings Class B common stock as reported on the NYSE. For current price information, you should consult publicly available sources. Neither US Airways Group nor America West Holdings paid any dividends during these periods.
      The historical price information of US Airways Group common stock does not reflect the price at which the New US Airways Group common stock will trade following the merger. The plan of reorganization contemplates the cancellation of all currently outstanding equity securities of US Airways Group. Therefore, it is not meaningful to determine the value of the Class A or Class B merger consideration by reference to current trading values of US Airways Group common stock. As also discussed in more detail in this proxy statement/prospectus, various equity investors have entered into agreements with US Airways Group and America West Holdings. These agreements were negotiated at arm’s length and value a share of New US Airways Group common stock at $15.00 or $16.50 per share, assuming completion of the merger and the debtors’ plan of reorganization. We cannot anticipate the price at which the New US Airways Group common stock will trade following the merger.
      Prior to US Airways Group’s 2002 bankruptcy proceedings and continuing through September 24, 2002, US Airways Group’s common stock was traded on the NYSE under the Symbol “U.” On August 14, 2002, the NYSE announced that it would suspend trading and move to delist US Airways Group’s common stock. The SEC approved the delisting and the common stock was delisted effective September 25, 2002. As a result, on September 25, 2002, the common stock began trading on the Nasdaq over-the-counter market under the symbol “UAWGQ.” On March 31, 2003, in conjunction with the effective date of the 2003 plan of reorganization, all then-outstanding equity securities of the predecessor company were cancelled. The “predecessor company” refers to US Airways Group prior to March 31, 2003. On October 21, 2003, US Airways Group’s Class A common stock began trading on the Nasdaq National Market under the symbol “UAIR.” Prior to listing on the Nasdaq National Market, the Class A common stock had limited trading activity on the Over-the-Counter Bulletin Board and in the Pink Sheets, which provide trading for the over-the-counter securities markets. On September 13, 2004, US Airways Group received written notice from the Nasdaq Stock Market that the Class A common stock would be delisted in accordance with Marketplace Rules 4300 and 4450(f), effective with the opening of business on September 22, 2004. Nasdaq indicated in its letter that the delisting determination followed its review of US Airways Group’s press release announcing that the company had filed for bankruptcy protection. As a result of this notification, a fifth character “Q” was added to the trading symbol, changing it from “UAIR” to “UAIRQ” at the opening of business on September 15, 2004. Shares are currently trading on the Nasdaq over-the-counter market under the symbol

“UAIRQ.” US Airways Group’s Class B common stock has no public trading market and is held by one shareholder of record as of May 31, 2005.

			America West Holdings
	US Airways Group		Class B Common Stock

	High	Low	High	Low

Fiscal Year 2002
First Quarter	$7.60	$4.01	$6.45	$3.15
Second Quarter	6.76	2.20	5.51	2.46
Third Quarter	4.10	0.18	2.82	1.20
Fourth Quarter	0.69	0.10	2.65	0.90
Fiscal Year 2003
First Quarter	0.30	0.01	2.33	1.67

Second Quarter (1)	*	*	6.98	1.96
Third Quarter	32.00	4.00	11.02	6.63
Fourth Quarter	15.25	5.01	16.00	9.55
Fiscal Year 2004
First Quarter	6.77	4.11	13.62	7.92
Second Quarter	4.55	1.44	11.24	8.84
Third Quarter	3.16	0.58	9.14	4.93
Fourth Quarter	2.00	0.76	6.86	3.91
Fiscal Year 2005
First Quarter	1.31	0.69	6.90	4.21
Second Quarter (through June 22, 2005)	1.49	0.62	6.70	4.00

(1)	As a result of emergence from the prior bankruptcy, the predecessor company’s common stock was cancelled effective March 31, 2003. An established public trading market, defined as more than limited or sporadic trading, did not exist for the successor company Class A common stock until September 8, 2003. The successor company refers to US Airways Group on and after March 31, 2003, after giving effect to the cancellation of then-existing common stock and the issuance of new securities under the 2003 plan of reorganization, and the application of fresh-start reporting.
The following table presents:

•	the last reported sale price of a share of US Airways Group common stock, as reported on the over-the-counter market; and

•	the last reported sale price of a share of America West Holdings Class B common stock, as reported on the NYSE;
in each case, on May 18, 2005, the last full trading day prior to the public announcement of the proposed merger, and on [month, day], 2005, the last practicable trading day prior to the date of this proxy statement/ prospectus.

	US Airways Group	America West Holdings Class B
Date	Common Stock	Common Stock

May 18, 2005	$0.77	$4.43
[month, day], 2005	$ [ ]	$ [ ]
      As noted above, because the plan of reorganization contemplates the cancellation of all currently outstanding securities of US Airways Group, the historical price information of US Airways Group common stock does not reflect the price at which the New US Airways Group common stock will trade following the merger.

RISK FACTORS
      In addition to the other information included in this proxy statement/ prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for approval and adoption of the merger agreement and the merger.

The market price of New US Airways Group common stock after the merger may be affected by factors different from those currently affecting the shares of America West Holdings.
      Upon completion of the merger, holders of America West Holdings common stock will become holders of New US Airways Group common stock. US Airways Group’s businesses prior to the merger differ from those of America West Holdings, and accordingly the results of operations of the combined companies may be affected by factors different from those currently affecting the results of operations of America West Holdings, including the uncertainty of the market’s ability to value New US Airways Group as it emerges from bankruptcy. For a discussion of the business of US Airways Group and of certain factors to consider in connection with its business see the section entitled “Information With Respect to US Airways Group, Inc. Prior to the Merger” and for information on the business of America West Holdings and of certain factors to consider in connection with its business, see the documents incorporated by reference in this proxy statement/ prospectus and referred to in the section entitled “Additional Information — Where You Can Find More Information About America West Holdings and US Airways Group.”

The currently outstanding common stock of US Airways Group will be cancelled in the plan of reorganization, and accordingly there is no trading history for the common stock of New US Airways Group to determine its fair value.
      The currently outstanding common stock of US Airways Group was delisted from the Nasdaq Stock Market and trades in the over-the-counter market. The current trading price of US Airways Group’s common stock does not reflect the price at which the New US Airways Group common stock will trade following the merger. The plan of reorganization contemplates the cancellation of all outstanding common stock and other equity securities of US Airways Group and the issuance of New US Airways Group common stock following the confirmation and effectiveness of the plan of reorganization. Therefore, it is not meaningful to determine the value of the Class A or Class B merger consideration by reference to current trading values of US Airways Group common stock. As also discussed in more detail in this proxy statement/ prospectus, various equity investors have entered into agreements with US Airways Group and America West Holdings to acquire shares of New US Airways Group common stock upon completion of the merger. These agreements were negotiated at arm’s length and value a share of New US Airways Group common stock at $15.00 or $16.50 per share taking into account completion of the merger and the debtors’ plan of reorganization. We cannot anticipate the price at which the New US Airways Group common stock will trade following the merger.

Because the exchange ratio is fixed, the market value of New US Airways Group common stock issued to America West Holdings stockholders may be less than the value of their shares of America West Holdings.
      America West Holdings stockholders who receive stock in the merger will receive a fixed fraction of a share of New US Airways Group common stock rather than a number of shares with a particular fixed market value. The market value of America West Holdings Class B common stock at the time of the merger may vary significantly from its price on the date the merger agreement was executed, the date of this proxy statement/ prospectus or the date on which America West Holdings stockholders vote on the merger. Because the exchange ratio will not be adjusted to reflect any changes in the market value of America West Holdings Class B common stock, the market value of the New US Airways Group common stock issued in the merger and the America West Holdings stock surrendered in the merger may be higher or lower than the values of America West Holdings stock on those earlier dates. Stock price changes may result from a variety of factors that are beyond the control of America West Holdings and US Airways Group, including changes in their businesses, operations and prospects, regulatory considerations and general and industry specific market and economic conditions. Neither America West Holdings nor US Airways Group is permitted to terminate the merger agreement solely because of changes in the market price of either party’s common stock.

The merger is subject to the approval of the United States Bankruptcy Court.
      On September 12, 2004, the debtors filed voluntary petitions for relief under Chapter 11 of the bankruptcy code in the bankruptcy court. From the date of the filing of the petition, the debtors have operated their businesses and managed their assets as debtors in possession, subject to the supervision of the bankruptcy court. The merger contemplated by this proxy statement/ prospectus is an integral part of the debtors’ plan of reorganization, which must be submitted to creditors entitled to vote on the plan of reorganization in the debtors’ Chapter 11 cases. In order for the merger to be completed, (i) the plan of reorganization must be confirmed by the bankruptcy court and (ii) the other conditions specified in the plan of reorganization must be satisfied or waived. There can be no assurance that the bankruptcy court will approve the merger or confirm the plan of reorganization as submitted.

Our business is dependent on the price and availability of aircraft fuel. Continued periods of historically high fuel costs, significant disruptions in the supply of aircraft fuel or significant further increases in fuel costs could have a significant negative impact on our operating results.
      Our operating results are significantly impacted by changes in the availability or price of aircraft fuel. Fuel prices increased substantially in 2004 compared with 2003 and have continued to increase in 2005. Due to the competitive nature of the airline industry, we generally have not been able to increase our fares when fuel prices have risen in the past and we may not be able to do so in the future. Although we are currently able to obtain adequate supplies of aircraft fuel, it is impossible to predict the future availability or price of aircraft fuel. In addition, from time to time we enter into hedging arrangements to protect against rising fuel costs. Our ability to hedge in the future, however, may be limited.

New US Airways Group may not perform as well financially as we expect following the merger.
      In deciding to enter into the merger agreement, US Airways Group and America West Holdings considered the benefits of operating as a combined company, including, among others: an enhanced ability to compete in the airline industry and the fact that the proprietary brands of the combined company would permit New US Airways Group to further differentiate itself from other airline companies. The success of the merger will depend, in part, on our ability to realize the anticipated revenue opportunities and cost savings from combining the businesses of US Airways Group and America West Holdings. We have estimated that the combined companies expect to realize approximately $600 million in incremental operating cost and revenue synergies. We cannot assure you, however, that these synergies will be realized.
      To realize the anticipated benefits from the merger, we must successfully combine the businesses of US Airways Group and America West Holdings in a manner that permits those costs savings and other synergies to be realized in a timely fashion. In addition, we must achieve these savings without adversely affecting revenues or suffering a business interruption. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.
      We cannot assure you that the merger, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial condition consistent with the pro forma condensed, combined financial data or superior to what America West Holdings and US Airways Group could have achieved independently.

The integration of US Airways Group and America West Holdings following the merger will present significant challenges.
      US Airways Group and America West Holdings have operated and, until the completion of the merger, will continue to operate, independently. US Airways Group and America West Holdings will face significant challenges in consolidating functions, integrating their organizations, procedures and operations in a timely and efficient manner and retaining key US Airways Group and America West Holdings personnel. The integration of US Airways Group and America West Holdings will be costly, complex and time consuming, and the managements of US Airways Group and America West Holdings will have to devote substantial effort to such integration that could otherwise be spent on operational matters or other strategic opportunities.
      We expect that the merger will result in certain synergies, business opportunities and growth prospects. New US Airways Group, however, may never realize these expected synergies, business opportunities and growth prospects. New US Airways Group may experience increased competition that limits its ability to expand its business. We may not be able to capitalize on expected business opportunities, including retaining current customers. In addition, assumptions underlying estimates of expected cost savings and expected revenue synergies may be inaccurate, or general industry and business conditions may deteriorate. Furthermore, integrating operations will require significant efforts and expenses. New US Airways Group management may have its attention diverted from ongoing operations while trying to integrate.

US Airways Group continues to experience significant operating losses.
      Despite significant labor cost reductions and other cost savings achieved in the prior bankruptcy, US Airways Group has continued to experience significant operating losses. Since early 2001, the U.S. airline industry’s revenue performance has fallen short of what would have been expected based on historical growth trends. This shortfall has been caused by a number of factors, including rising fuel costs, as discussed above, and the factors discussed below.
      The rapid growth of low-cost carriers has had a profound impact on industry revenues. Using the advantage of low unit costs, these carriers offer lower fares, particularly those targeted at business passengers, in order to shift demand from larger, more-established airlines. As a result of growth, these low-cost carriers now transport nearly 30% of all domestic U.S. passengers compared to less than 10% a decade ago. They now compete for, and thus influence industry pricing on, approximately 81% of all domestic U.S. passenger ticket sales compared to less than 20% a decade ago. As a result of their better financial performance they have access to capital to fund fleet growth. Low-cost carriers are expected to continue to increase their market share through pricing and growth.
      The advent of Internet travel websites has lowered the cost to airlines of selling tickets. However, it has also had a large negative impact on airline revenues because travel consumers now have access to nearly perfect pricing information, and, as a result, have become more efficient at finding lower fare alternatives.
                  Union disputes, employee strikes and other labor-related disruptions may adversely affect our operations.
      The business plan of New US Airways Group includes assumptions about labor costs going forward. Currently, the labor costs of both America West Holdings and US Airways Group are very competitive and very similar; however, we cannot assure you that labor costs going forward will remain competitive, either because New US Airways Group agreements may become amendable or because competitors may significantly reduce their labor costs.
      Approximately 80% of the employees within US Airways Group and approximately 81% of the employees within America West Holdings are represented for collective bargaining purposes by labor unions. In the United States, these employees are organized into nine labor groups represented by five different unions at US Airways, Inc., seven labor groups represented by four different unions at America West Airlines, Inc., four labor groups represented by four different unions at Piedmont Airlines, and four labor groups represented by four different unions at PSA Airlines. There are additional unionized groups of US Airways, Inc. employees abroad.
      Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the National Mediation Board. Although in most circumstances the RLA prohibits strikes, after release by the National Mediation Board carriers and unions are free to engage in self-help measures such as strikes and lock-outs. None of the US Airways, Inc. labor agreements becomes amendable until December 31, 2009. Of the America West Holdings labor agreements, three are currently amendable, a fourth becomes amendable soon and negotiations are proceeding with a fifth group for an initial collective bargaining agreement.
      There is the potential for litigation to arise in the context of airline mergers. Unions may seek to delay or halt a transaction, may seek monetary damages, either in court or in grievance arbitration, may seek to compel airlines to engage in the bargaining processes where the airline believes it has no such obligation or may seek to assert rights to participate in corporate governance, including through board representation. There is a risk that one or more unions may pursue such judicial or arbitral avenues in the context of the merger, and if successful, could delay or block the merger or create additional costs that we did not anticipate.
      There is also a risk that disgruntled employees, either with or without union involvement, could engage in illegal slow-downs, work stoppages, partial work stoppages, sick-outs or other action short of a full strike that could individually or collectively harm the operation of the airline and impair its financial performance.

Fluctuations in interest rates could adversely affect our liquidity, operating expenses and results.
      A substantial portion of our indebtedness bears interest at fluctuating interest rates. These are primarily based on the London interbank offered rate for deposits of U.S. dollars, or LIBOR. LIBOR tends to fluctuate based on general economic conditions, general interest rates, federal reserve rates and the supply of and demand for credit in the London interbank market. We have not hedged our interest rate exposure and, accordingly, our interest expense for any particular period may fluctuate based on LIBOR and other variable interest rates. To the extent these interest rates increase, our interest expense will increase, in which event, we may have difficulties making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.

We rely heavily on automated systems to operate our business and any failure of these systems, or the failure to successfully integrate them following the merger, could harm our business.
      We depend on automated systems to operate our business, including our computerized airline reservation systems, our flight operations systems, our telecommunication systems and our websites. Our website and reservation systems must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations systems or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Furthermore, following the merger, we must integrate the automated systems of America West Holdings and US Airways Group. Any disruption in these systems could result in the loss of important data, increase our expenses and generally harm our business.

If we incur problems with any of our third party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.
      Our reliance upon others to provide essential services on behalf of our operations may result in the relative inability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including aircraft maintenance, ground facilities and baggage handling. It is likely that similar agreements will be entered into in any new markets we decide to serve. All of these agreements are subject to termination after notice. Any material problems with the efficiency and timeliness of contract services could have a material adverse effect on our business, financial condition and results of operations.

The travel industry, materially adversely affected by the September 11, 2001 terrorist attacks, continues to face on-going security concerns and cost burdens associated with security.
      The attacks of September 11, 2001 materially impacted and continue to impact air travel. In November 2001, the President signed into law the Aviation and Transportation Security Act, or the Aviation Security Act. This law federalized substantially all aspects of civil aviation security, creating a new Transportation Security Administration, or TSA. Under the Aviation Security Act, substantially all security screeners at airports are now federal employees and significant other elements of airline and airport security are now overseen and performed by federal employees, including federal security managers, federal law enforcement officers, federal air marshals and federal security screeners. Among other matters, the law mandates improved flight deck security, deployment of federal air marshals onboard flights, improved airport perimeter access security, airline crew security training, enhanced security screening of passengers, baggage, cargo, mail, employees and vendors, enhanced training and qualifications of security screening personnel, additional provision of passenger data to U.S. Customs and enhanced background checks. These increased security procedures introduced at airports since the attacks have increased costs to airlines. We would also be materially impacted in the event of further terrorist attacks or perceived terrorist threats.

Increases in insurance costs or reductions in insurance coverage may adversely impact our operations and financial results.
      The terrorist attacks of September 11, 2001 led to a significant increase in insurance premiums and a decrease in the insurance coverage available to commercial airline carriers. Accordingly, our insurance costs increased significantly and our ability to continue to obtain insurance even at current prices remains uncertain. In addition, we have obtained third party war risk (terrorism) insurance through a special program administered by the FAA resulting in lower premiums than if we had obtained this insurance in the commercial insurance market. If the federal insurance program terminates, we would likely face a material increase in the cost of war risk insurance. Because of competitive pressures in our industry, our ability to pass additional insurance costs to passengers is limited. As a result, further increases in insurance costs or reductions in available insurance coverage could harm our earnings.

America West Holdings and US Airways Group may be required to comply with material restrictions or conditions in order to obtain the regulatory approvals to complete the merger and any delays in obtaining regulatory approvals will delay and may possibly prevent the merger.
      The completion of the merger is conditioned upon receiving approval from various federal, state and local regulatory authorities, including the U.S. Department of Transportation, Federal Aviation Administration, Federal Communications Commission and Department of Homeland Security and certain foreign regulatory authorities. America West Holdings and US Airways Group have not yet obtained all of the regulatory approvals required to complete the merger.
      While America West Holdings and US Airways Group have received clearance from the Department of Justice and expect to obtain the required regulatory approvals, America West Holdings and US Airways Group cannot be certain that all of the required air transportation and non-U.S. antitrust approvals may be obtained, nor can they be certain that the approvals will be obtained within the time contemplated by the merger agreement. A delay in obtaining the required approvals may delay and may possibly prevent the completion of the merger. For a full description of the regulatory approvals required for the merger see the section entitled “The Merger — Regulatory Approvals Required for the Merger.”

Changes in government regulation could increase our operating costs and limit our ability to conduct our business.
      Airlines are subject to extensive regulatory requirements. In the last several years, Congress has passed laws and the U.S. Federal Aviation Administration has issued a number of maintenance directives and other regulations. These requirements impose substantial costs on airlines.
      Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the U.S. and foreign governments may be amended from time to time, or because appropriate slots or facilities may not be available. We cannot assure you that laws or regulations enacted in the future will not adversely affect our operating costs.

A small number of shareholders will beneficially own a substantial amount of New US Airways Group common stock.
      Immediately following the effectiveness of the merger and the plan of reorganization, a significant portion of the New US Airways Group common stock will be beneficially owned by a relatively small number of equity investors. As a result, until these stockholders sell a substantial portion of their shares, they will have a greater percentage vote in matters that may be presented for a vote to stockholders than most other stockholders. This may make it more difficult for other stockholders to influence votes on matters that may come before stockholders of New US Airways Group.

Directors and executive officers of America West Holdings have interests in the merger that may be different from, or in addition to, the interests of America West Holdings stockholders.
      When considering the America West Holdings board of directors’ recommendation that America West Holdings stockholders vote in favor of the adoption of the merger agreement and the approval of the merger, America West Holdings stockholders should be aware that some directors and executive officers of America West Holdings have interests in the merger that may be different from, or in addition to, the interests of America West Holdings stockholders. These interests include the potential for positions as directors and/or officers of New US Airways Group, severance payments under employment agreements and change of control agreements, acceleration of vesting and exercisability of options, restricted stock units, performance awards and supplemental retention units as a result of the merger and the right to continued indemnification and insurance coverage by New US Airways Group for acts or omissions occurring prior to the merger. Upon completion of the merger, six America West Holdings directors will serve as directors of New US Airways Group, including W. Douglas Parker, the current Chairman and Chief Executive Officer of America West Holdings, who will serve as chief executive officer and Chairman of the board of US Airways Group after the merger.
      A director who is affiliated with the entities that own the America West Class A common stock, who are receiving 30% more New US Airways common stock in the merger for each share that they hold than the holders of America West Class B common stock receive for each share that they hold, is also associated with an entity affiliated with those holders that will receive a fee in connection with the merger as a result of its service as financial advisor to America West Holdings.
      As a result of these interests, these directors and officers could be more likely to vote to approve the merger agreement and the merger than if they did not hold these interests, and may have reasons for doing so that are not the same as the interests of other America West Holdings stockholders. For a full description of the interests of directors and executive officers of America West Holdings in the merger, see the section entitled “The Merger — Interests of America West Holdings’ Directors and Executive Officers in the Merger.”

The interest of America West Holdings stockholders is likely to be diluted relative to the creditors of US Airways Group as a result of the proposed rights offering.
      After the closing of the merger, the America West Holdings stockholders will hold approximately 39% and certain creditors of US Airways Group will hold approximately 12% of New US Airways Group common stock outstanding immediately following the merger, assuming conversion of certain convertible debt and the impact of certain securities that are dilutive at the per share purchase price paid by the equity investors. The America West Holdings stockholders will be entitled to 38.5% of the proposed rights offered in the rights offering, while certain unsecured creditors of US Airways Group will be entitled to 61.5% of the rights offered in the rights offering. Therefore, the rights offering is likely to dilute the interest of America West Holdings stockholders relative to those creditors of US Airways Group.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may adversely affect the companies’ financial results and operations and the market price of their common stock.
      Although America West Holdings and US Airways Group have agreed to use their reasonable best efforts to complete the merger, we cannot assure you that the merger will be completed. The merger is subject to various conditions to closing, including, but not limited to, (a) receipt of the required approval of the stockholders of America West Holdings, (b) receipt by New US Airways Group of new equity investments of not less than $375 million and (c) confirmation by the bankruptcy court of the debtors’ plan of reorganization in form reasonably acceptable to America West Holdings and US Airways Group. If any condition to the merger is not satisfied or, if permissible, waived, the merger will not be completed.
      America West Holdings and US Airways Group have incurred and will continue to incur substantial costs in connection with the proposed merger. These costs are primarily associated with the fees of attorneys, accountants and financial advisors. In addition, America West Holdings and US Airways Group have diverted significant management resources in an effort to complete the merger and each is subject to restrictions contained in the merger agreement on the conduct of its business. If the merger is not completed, each company will have incurred significant costs, including the diversion of management resources, for which each will have received little or no benefit. Also, if the merger is not completed under certain circumstances specified in the merger agreement, America West Holdings may be required to pay US Airways Group a termination fee of $15 million or, alternatively, US Airways Group may be required to pay America West Holdings a termination fee of $15 million. See the section entitled “The Merger Agreement — Termination Fees and Expenses.”
      In addition, if the merger is not completed, America West Holdings may experience negative reactions from the financial markets and their collaborative partners, customers and employees. Each of these factors may adversely affect the trading price of its stock and its financial results and operations.

The use of America West Holdings’ and US Airways Group’s respective pre-merger NOLs and certain other tax attributes may be limited following the merger.
      Although New US Airways Group is the same legal entity as US Airways Group and will continue as the publicly traded parent entity, each of America West Holdings and US Airways Group will undergo an “ownership change,” as defined in Internal Revenue Code Section 382, in connection with the merger and the proposed rights offering. When such an ownership change occurs, Section 382 limits the companies’ future ability to utilize any net operating losses, or NOLs, generated before the ownership change and certain subsequently recognized “built-in” losses and deductions, if any, existing as of the date of the ownership change. The companies’ ability to utilize new NOLs arising after the ownership change would not be affected. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation’s stock by more than 50 percentage points in the shorter of any three-year period or the period since the last ownership change.

The airline industry is intensely competitive.
      Our competitors include other major domestic airlines as well as foreign, regional and new entrant airlines, some of which have more financial resources or lower cost structures than ours, and other forms of transportation, including rail and private automobiles. In most of our markets we compete with at least one low-cost air carrier. Our revenues are sensitive to numerous factors, and the actions of other carriers in the areas of pricing, scheduling and promotions can have a substantial adverse impact on overall industry revenues. These factors may become even more significant in periods when the industry experiences large losses, as airlines under financial stress, or in bankruptcy, may institute pricing structures intended to achieve near-term survival rather than long-term viability.

Certain US Airways Group liabilities will not be fully extinguished as a result of confirmation of the plan of reorganization.
      While a significant amount of US Airways Group’s current liabilities will be subject to discharge as a result of the debtors’ bankruptcy proceedings, a large number of US Airways Group obligations may remain in effect following the merger. Various agreements and liabilities will remain in place, including secured financings, aircraft agreements, certain environmental liabilities, leases and other contracts that, even if modified during the bankruptcy process, will still subject New US Airways Group to substantial obligations and liabilities. For more information regarding these liabilities, refer to the section entitled “Additional Information — Where You Can Find More Information About America West Holdings and US Airways Group.”

Our high level of fixed obligations limits our ability to fund general corporate requirements and obtain additional financing, limits our flexibility in responding to competitive developments and increases our vulnerability to adverse economic and industry conditions.
      We have a significant amount of fixed obligations, including debt, aircraft leases and financings, aircraft purchase commitments, leases of airport and other facilities and other cash obligations. As a result of the substantial fixed costs associated with these obligations:

•	A decrease in revenues would result in a disproportionately greater percentage decrease in earnings.
•	We may not have sufficient liquidity to fund all of these fixed costs if our revenues decline or costs increase.
•	We may have to use our working capital to fund these fixed costs instead of funding general corporate requirements, including capital expenditures.
•	We may not have sufficient liquidity to respond to competitive developments and adverse economic conditions.
      Our obligations also impair our ability to obtain additional financing, if needed, and our flexibility in the conduct of our business. Our existing indebtedness is secured by substantially all of our assets, leaving us with limited collateral for additional financing.
      Our ability to pay the fixed costs associated with our contractual obligations depends on our operating performance and cash flow, which in turn depend on general economic and political conditions. A failure to pay our fixed costs or a breach of our contractual obligations could result in a variety of adverse consequences, including the acceleration of our indebtedness, the withholding of credit card proceeds by the credit card servicers and the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to fulfill our obligations under or repay the accelerated indebtedness, make required lease payments or otherwise cover our fixed costs.

Interruptions or disruptions in service at one of our hub airports could have a material adverse impact on our operations.
      We expect that New US Airways Group will operate primarily through primary hubs in Charlotte, Philadelphia and Phoenix and secondary hubs/focus cities in Pittsburgh, Las Vegas, New York, Washington, D.C. and Boston. A majority of our flights will either originate or fly into one of these hubs. A significant interruption or disruption in service at one of our hubs could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe impact on our business, operations and financial performance.

We are at risk of losses and adverse publicity stemming from any accident involving any of our aircraft.
      If one of our aircraft were to be involved in an accident, we could be exposed to significant tort liability. The insurance we carry to cover damages arising from any future accidents may be inadequate. In the event that New US Airways Group’s insurance is not adequate, we may be forced to bear substantial losses from an accident. In addition, any accident involving an aircraft that New US Airways Group operates could create a public perception that our aircraft are not safe or reliable, which could harm our reputation, result in air travelers being reluctant to fly on New US Airways Group’s aircraft and adversely impact our financial condition and operations.

Our business is subject to weather factors and seasonal variations in airline travel, which causes our results to fluctuate.
      Our operations are vulnerable to severe weather conditions in parts of our network that could disrupt service, create air traffic control problems, decrease revenue, and increase costs, such as during hurricane season in the Caribbean and Southeast United States, and snow and severe winters in the Northeast United States. In addition, the air travel business historically fluctuates on a seasonal basis. Due to the greater demand for air and leisure travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. The results of operations of the combined company will likely reflect weather factors and seasonality, and therefore quarterly results are not necessarily indicative of those for an entire year and the prior results of America West Holdings and US Airways Group are not necessarily indicative of the combined company’s future results.

Employee benefit plans represent significant continuing costs to the sponsoring employers.
      America West Holdings and the subsidiaries of US Airways Group sponsor employee benefit plans and arrangements that provide retirement, medical, disability, and other benefits to our employees and participating retirees. Many of the benefits provided under these plans are mandated under various collective bargaining agreements, while others are provided on a voluntary basis as a means to recruit and retain valuable employees.
      While US Airways Group recently terminated certain defined benefit pension plans, the benefit obligations associated with the remaining employee benefit plans represent a substantial continuing cost to the sponsors. In addition, many of these employee benefit plans are subject to federal laws such as the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code, and must be maintained accordingly. Continued compliance with these rules is necessary, as even unintentional failures to comply can result in significant fines and penalties. Employee benefit plans in general also are increasingly the subject of protracted litigation, especially following significant plan design changes. Certain of the plans sponsored by the subsidiaries of US Airways Group have undergone several changes in connection with the Chapter 11 cases.

Certain provisions of the certificate of incorporation and bylaws of New US Airways Group will make it difficult for stockholders to change the composition of our board of directors and may discourage takeover attempts that some of our stockholders may consider beneficial.
      Certain provisions of the second amended and restated certificate of incorporation and second amended and restated bylaws of New US Airways Group may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of New US Airways Group and its stockholders. These provisions include, among other things, the following:

•	a classified board of directors with three-year staggered terms;

•	advance notice procedures for stockholder proposals to be considered at stockholders’ meetings;

•	the ability of New US Airways Group’s board of directors to fill vacancies on the board;

•	a prohibition against stockholders taking action by written consent;

•	a prohibition against stockholders calling special meetings of stockholders;

•	requiring the approval of holders of at least 80% of the voting power of the shares entitled to vote in the election of directors for the stockholders to amend the second amended and restated bylaws; and

•	super majority voting requirements to modify or amend specified provisions of New US Airways Group’s second amended and restated certificate of incorporation.
      These provisions are not intended to prevent a takeover, but are intended to protect and maximize the value of New US Airways Group’s stockholders’ interests. While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable our board of directors to prevent a transaction that some, or a majority, of our stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. In addition, New US Airways Group will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits business combinations with interested stockholders. Interested stockholders do not include stockholders whose acquisition of New US Airways Group’s securities is pre-approved by the board of directors under Section 203.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the revenue environment, and the companies’ respective expected 2005 financial performance. These statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings and US Airways Group, including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. These statements are based upon the current beliefs and expectations of America West Holdings and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, those described above under the heading “Risk Factors,” and the following:

•	the ability of the companies to achieve the synergies anticipated as a result of combining the companies and to achieve such synergies in a timely manner;

•	the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor in possession financing, in the case of US Airways Group, during the pendency of the debtors’ bankruptcy proceeding, or other financing;

•	the ability of the companies to maintain adequate liquidity;

•	the ability to achieve the asset sales contemplated but not yet completed in a timely manner;

•	the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of September 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events;

•	changes in prevailing interest rates;

•	the ability to attract and retain qualified personnel;

•	the ability of the companies to attract and retain customers;

•	the cyclical nature of the airline industry;

•	competitive practices in the industry, including significant fare restructuring activities by major airlines;

•	the impact of historically high fuel prices;

•	economic conditions;

•	reliance on automated systems and the impact of any failure of these systems;

•	labor costs;

•	security-related and insurance costs;

•	weather conditions;

•	government legislation and regulation;

•	relations with unionized employees generally and the impact and outcome of the labor negotiations;

•	US Airways Group’s ability to continue as a going concern;

•	US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time;

•	the ability of US Airways Group to develop, prosecute, confirm and complete a plan of reorganization with respect to the Chapter 11 proceedings;

•	risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases;

•	the ability of the companies to obtain and maintain normal terms with vendors and service providers;

•	the companies’ ability to maintain contracts that are critical to their operations;

•	the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations;

•	the ability of the companies to operate pursuant to the terms of their financing facilities (particularly the financial covenants);

•	the ability of US Airways Group to fund and execute its transformation plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter;

•	and other risks and uncertainties listed from time to time in the companies’ reports to the SEC.
      There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways Group ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities.

THE COMBINED COMPANY FOLLOWING THE MERGER
      Following the implementation of the debtors’ plan of reorganization, including the merger and the new equity investments and other related transactions described in this proxy statement/ prospectus, we will operate under the single brand name of US Airways through our two principal operating subsidiaries US Airways, Inc. and America West Airlines, Inc. We expect to integrate the two operating subsidiaries into one operation over the following 24 months. We expect that the merger will create the fifth largest airline operating in the United States as measured by domestic revenue passenger miles and by ASMs. We expect to have primary hubs in Charlotte, Philadelphia and Phoenix and secondary hubs/focus cities in Pittsburgh, Las Vegas, New York, Washington, D.C. and Boston. After the merger, New US Airways Group will be a low-cost carrier offering scheduled passenger service on approximately 3,600 flights daily to 229 cities in the U.S., Canada, the Caribbean, Latin America and Europe. New US Airways Group will operate 361 mainline jets and will be supported by its regional airline subsidiaries and affiliates operating as US Airways Express, which will operate approximately 239 regional jets, of which 83 will be aircraft with 70 or more seats, and approximately 57 turboprops.
      We expect that New US Airways Group will have one of the most competitive cost structures in the airline industry due to cost cutting measures initiated by both companies over the last three years. US Airways Group’s restructuring activities in the debtors’ current and prior Chapter 11 bankruptcy proceedings have specifically targeted cost reductions in four main areas. First, it has achieved important reductions in labor, pension and benefit costs resulting in ratified collective bargaining agreements, representing over $2 billion of annual cost savings. Second, it has put restructuring initiatives in place to reduce overhead, including reducing management payroll, and has re-vamped its schedule to improve aircraft utilization. Third, it has renegotiated various contractual obligations resulting in lower costs, including those related to aircraft, real estate and suppliers, and lowered catering costs. Lastly, US Airways Group rationalized its fleet through the elimination of older, less efficient aircraft, the introduction of large regional jet aircraft with low trip costs to better match capacity with demand, and the reduction of the number of mainline aircraft types it operates in order to lower maintenance, inventory and pilot training costs.
      Separately, America West Holdings has also been able to greatly reduce its operating expenses as a percentage of revenues since 2002. America West Holdings instituted programs to reduce management payroll, clerical payroll, travel agency based commissions, incentive programs and override commissions. It has reduced capital expenditures and discretionary expenses, and lowered catering costs. Other initiatives include increasing point-to-point flying at minimal additional costs using aircraft that would otherwise be parked at a gate, which increases daily utilization of aircraft.
      In addition to the cost saving initiatives already undertaken at the individual companies, we believe the combination of America West Holdings and US Airways Group will result in significant annual revenue and cost synergies of approximately $600 million that would be unachievable without completing the merger. These synergies derive from three principal sources. In anticipation of the merger, US Airways Group has negotiated a reduction in its existing fleet so that the fleet of the combined company suits the expected network. New US Airways Group will be able to schedule the combined fleet to better match aircraft size with consumer demand. By scheduling the reduced fleet more efficiently and by adding new, low-fare service to Hawaii, we expect to create approximately $175 million in annual operating synergies. We also expect to realize annual cost synergies of approximately $250 million by reducing administrative overhead, consolidating our information technology systems and combining facilities. Lastly, by becoming one nationwide, low-cost carrier with a global reach that provides more choice for consumers and an improved ability to connect, we expect to realize approximately $175 million in additional annual revenue. There can be no assurance that we will be able to achieve these revenue, operating and cost synergies or that they can be achieved in a timely manner.
      US Airways Group and its subsidiaries currently employ approximately 30,100 people and America West Holdings and its subsidiaries employ approximately 14,000 people. After seniority lists have been integrated for each of the combined airline’s unionized labor groups, we anticipate that a single labor contract will be applied to each of those groups.

      The combined airline is expected to operate a mainline fleet of 361 planes (supported by approximately 239 regional jets and approximately 57 turboprops that provide passenger feed into the mainline system), down from a total of 417 mainline aircraft operated by the two airlines as of March 31, 2005. US Airways Group has removed an additional 13 aircraft from its fleet through May 31, 2005 and projects removing an additional 35 aircraft by the end of 2006. The combined airline is also expected to take delivery by the end of February 2006 of seven Airbus A320 family aircraft previously ordered by America West Airlines, Inc. Airbus has also agreed to reconfirm 30 narrow body A320-family aircraft deliveries and reschedule those deliveries from the 2006 to 2008 period to the 2009 to 2010 period. To rationalize international flying, the merged company anticipates working with Airbus to begin transitioning to an all-Airbus widebody fleet of A350 aircraft in 2011.
      We believe the merger will create one of the industry’s most financially stable airlines with approximately $1.5 billion in new liquidity coming from equity investments, the proposed rights offering, new cash infusions from commercial partners, asset sales and the release of currently restricted cash.
      The $500 million of new equity investments is expected to be provided by several investors. US Airways Group also plans to conduct a rights offering that will provide up to an additional $150 million of equity financing. In addition, the merged company will receive approximately $550 million of cash infusions from commercial partners, approximately $100 million from asset-based financings or sales of aircraft and approximately $170 million from release of certain cash reserves that are currently restricted but that should be released as a part of the plan of reorganization.
      For more information on these matters, see the sections entitled “The Plan of Reorganization,” “The New Equity Investments” and “The Rights Offering.”

Competitive Strengths of the Combined Company
      We believe that we will have a number of competitive strengths as a combined company, including:
      Largest U.S. Low-Cost Carrier with Nationwide Route Network. We expect to be the first national full-service low-cost carrier and the largest low-cost carrier by revenue passenger miles (including international service). We anticipate being the fifth largest airline operating in the United States as measured by domestic revenue passenger miles and by ASMs, with a national hub-and-spoke route network that will provide our customers with nationwide reach. We believe New US Airways Group will capture approximately 10% of all domestic revenue passenger miles. The combined company plans to continue as a member of the Star Alliance, the world’s largest airline alliance group.
      With our simplified pricing structure and international scope, we will offer competitive fare service to approximately 229 cities in the United States, Canada, the Caribbean, Latin America and Europe, making us the only low-cost carrier with a significant international route presence. Starting in 2006, we expect to expand our route network to include Hawaii. We will be the only low-cost carrier with an established East Coast route network, including the US Airways Shuttle service, with substantial presence at capacity constrained airports like New York’s LaGuardia Airport and Washington, D.C.’s Ronald Reagan Washington National Airport.
      Offer Services Not Typical of Low-Cost Carriers. We believe that by delivering high-quality service, with greater frequency of flight departures and by offering our customers premium amenities not available on other low-cost carriers, we will provide the best value in our markets and create increased demand for our air travel services. We expect to be the only national low-cost carrier offering a global frequent flyer program, assigned seating, a First Class cabin, the US Airways Shuttle, online service to approximately 44 international destinations, convenient access to over 700 global destinations through our membership in the Star Alliance, and the convenience of our airport clubs. We expect that these amenities will differentiate our service from other low-cost carriers and will allow us to strengthen customer loyalty and attract new air travelers. We believe that our customers will continue to value our full service amenities and flight frequency, and that will help us to compete effectively with other low-cost carriers by providing our business oriented passengers with a premium product at a competitive price.

      Competitive Low-Cost Structure. We believe that the cost saving initiatives of both companies discussed above, coupled with the significant cost synergies from the combination, will allow us to have one of the most competitive cost structures in the airline industry. On a pro forma basis, once the anticipated merger synergies are realized, we expect that the costs of New US Airways Group, on a unit basis, after merger synergies will be approximately the same as those of America West Holdings today. We believe that we will be able to compete effectively and profitably with this cost structure.
      Improved Balance Sheet with Substantial New Liquidity. We believe that we will be one of the industry’s most financially stable airlines. We expect New US Airways Group to realize approximately $10 billion in annual revenues and have as of the completion of the merger a strong balance sheet that includes an estimated $2 billion in total cash, cash equivalents and short term investments. The combined balance sheets will benefit from a cash infusion of approximately $1.5 billion, which will include equity investments aggregating $500 million, the proceeds raised through the proposed rights offering of approximately $150 million, the release of certain cash reserves and other initiatives that will provide New US Airways Group with substantial new liquidity.
      Experienced Management Team. We will benefit from an experienced, highly motivated combined management team. Our team will be led by W. Douglas Parker, who has been the chief executive officer of America West Holdings since 2001 and prior to that served as chief operating officer from 2000 to 2001 and chief financial officer from 1995 to 2000. As chief executive officer, Mr. Parker led America West Holdings’ transformation into a low-cost carrier.
Business Strategy
      Our business strategy consists of the following:
      Provide Excellent Value to Our Customers. We plan to standardize customer service initiatives system-wide and provide a competitive, simplified pricing structure that we believe will provide our customers with an excellent value when compared to other low-cost carriers as well as legacy mainline carriers. We are committed to building a successful airline by taking care of our customers. We believe that our focus on excellent customer service in every aspect of operations, including personnel, flight equipment, in-flight and ancillary amenities, on-time performance, flight completion ratios and baggage handling, will strengthen customer loyalty, provide excellent value to our customers and attract new customers. Further, we believe that the amenities we provide our customers, such as a frequent flyer program, airport clubs, assigned seating and a First Class cabin, differentiates our product offering from other low-cost carriers.
      Continue to Reduce Our Operating Costs. After the merger, New US Airways Group will focus on achieving cost reduction synergies that it expects to realize from the merger. Key areas where cost reductions can be achieved as a result of the merger include overhead costs, in-sourcing of information technology solutions where America West Holdings has existing capabilities, airport savings through better use of gates and employees in airports that both America West Holdings and US Airways Group serve today, and eliminating redundant facilities such as office space and hangars. We currently expect these initiatives to achieve approximately $250 million in annual savings once fully implemented. In addition, we also plan to increase aircraft use to increase flying and reduce unit costs.
      Leverage Our Broader Route Network and Rationalize Our Fleet. We expect to achieve annual savings of approximately $175 million from rationalizing our fleet, rescheduling our operations, and adding new, low-fare service to Hawaii. As a result of the merger, New US Airways Group plans to combine the current regional strengths of both America West Holdings on the West Coast and US Airways Group on the East Coast to provide a comprehensive product offering more attractive to customers. We also plan to make more efficient use of our nationwide network as a combined entity. New US Airways Group will be able to coordinate the schedules to and from the hubs and secondary hubs/focus cities of both airlines to create a significantly greater number of flight connections across the route network. Similarly we believe that we will be able to optimize the utilization of our aircraft and employees. For instance, aircraft of one airline that today would have to sit idle awaiting the next scheduled departure could be utilized after the merger along existing routes of the other airline to increase daily utilization.

      In anticipation of the merger, US Airways Group has negotiated a reduction to its existing fleet so that the fleet of the combined company suits the expected route network and so that the introduction of new aircraft will be timed to coincide with the expiration of existing aircraft leases. We believe that we will also be able to reschedule the combined fleet to better match aircraft size with consumer demand. For example, in some markets that US Airways Group currently serves with a Boeing 737 aircraft, we expect to replace that service with a 90-seat regional jet that is currently operated in the America West Holdings’ system. In addition, we expect to place America West Holdings new aircraft into service on flights out of current US Airways Group hubs. Furthermore, we plan to initiate Boeing 757 aircraft service to Hawaii, which neither of us currently serves. These changes are expected to generate revenue benefits of approximately $175 million.
      Prudent Integration of America West Airlines, Inc. and US Airways, Inc. Operations. While management will move quickly to try to provide a seamless integration for consumers, we currently expect to achieve full labor and operational integration of America West Airlines, Inc. and US Airways, Inc. over a 24 month period. We believe that this timeframe will allow us to resolve the critical labor and systems issues necessary to achieve full integration. We plan to operate under a single brand name of US Airways while maintaining separate operating certificates for this 24 month period. We believe that the majority of the synergy value can be realized quickly through the rapid integration of routes, schedules, pricing, other marketing initiatives and overhead reductions.
Management of New US Airways Group
      Following the merger, the board of directors of New US Airways Group will consist of 13 members. Six of these directors will be appointed by America West Holdings (five of whom will be independent), four of these directors will be appointed by US Airways Group (three of whom will be independent) and up to three of these directors will be appointed by certain new equity investors in New US Airways Group. Except as described in the next paragraph, we have not yet determined the identities of the new directors.
      W. Douglas Parker, the current Chairman and Chief Executive Officer of America West Holdings, will serve as Chairman and Chief Executive Officer of New US Airways Group following the merger. Bruce Lakefield, the current President and Chief Executive Officer of US Airways Group and US Airways, Inc., will serve as Vice Chairman of New US Airways Group following the merger. See the section entitled “The Merger Agreement — Post-Merger America West Holdings Governing Documents, Officers and Directors; New US Airways Group Governing Documents and Directors.”

THE MERGER
      The following is a description of the material aspects of the merger. While we believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire proxy statement/prospectus, including the merger agreement attached to this proxy statement/prospectus as Annex A, for a complete understanding of the merger.
General
      Each of the America West Holdings and US Airways Group boards of directors has unanimously approved and declared advisable the merger agreement and the merger. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, Barbell Acquisition Corp., a wholly owned subsidiary of US Airways Group, will merge with and into America West Holdings, with America West Holdings continuing as a wholly owned subsidiary of US Airways Group. At the effective time and as a result of the merger, (i) each share of America West Holdings Class A common stock will be converted into 0.5362 of a share of common stock of New US Airways Group and (ii) each share of America West Holdings Class B common stock will be converted into 0.4125 of a share of New US Airways Group common stock, on the terms and subject to the adjustment as provided in the merger agreement and further described below under the section entitled “The Merger Agreement — The Merger Consideration.”
Background of the Merger
      US Airways Group was one of the airlines most affected by the significant reductions in air travel post-September 11, 2001. With its concentration of routes in the eastern United States, US Airways Group’s average stage length, or trip distance, is shorter than those of other major airlines. In the post-September 11, 2001 environment, US Airways Group was more susceptible than other major airlines to competition from surface transportation, such as automobiles and trains. In addition, the increased airport security charges and procedures had a disproportionate impact on short-haul travel, which constitutes a significant portion of flying for US Airways Group’s airline subsidiaries. On August 11, 2002, the debtors filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code.
      In connection with the petition, the debtors developed a plan of reorganization that became effective on March 31, 2003. Although the plan included cost reductions, structural changes and revenue initiatives intended to help the company return to profitability, US Airways Group found itself facing two factors not sufficiently anticipated in its forecasts. The first was the decline in domestic passenger unit revenues. This decline was due to the growth of low-cost carriers and the impact of these carriers on the prices other carriers could charge. The second was higher than predicted fuel costs.
      When it became apparent that US Airways Group could not survive under the business plan developed as part of the plan of reorganization, US Airways Group developed a new business plan, which it called its transformation plan. This plan contained a number of initiatives, including significant reductions in labor costs through changes to the company’s collective bargaining agreements. Although US Airways Group hoped to achieve these reductions without the need for new Chapter 11 protection, it could not do so. As a result of recurring losses, declining available cash and the risk of defaults or cross defaults, the debtors filed voluntary petitions for relief under Chapter 11 on September 12, 2004.
      Even before the petitions were filed in 2004, one of the alternatives US Airways Group explored to address its problems and return to profitability was a possible merger with America West Holdings. The management of America West Holdings believed that consolidation in the industry was inevitable, and was interested in the potential benefits of combining the airlines’ complementary east-west route networks. The parties held preliminary discussions about a possible transaction and conducted due diligence during the period from February through July 2004. Ultimately, these discussions ended due to the parties’ view that a number of issues, including those related to labor, pension and benefit costs, made a merger impracticable.

      In December 2004, in anticipation of US Airways Group’s success in significantly restructuring its labor costs, US Airways Group’s investment advisor, The Seabury Group LLC, began considering potential transactions involving the company and other entities. During this period, executives of US Airways Group and America West Holdings discussed the possibility of resuming discussions concerning a business combination transaction. US Airways Group considered the potential benefits that could be achieved from joining two airlines with complementary networks and similar labor costs as US Airways Group hoped to lower its labor costs during its Chapter 11 proceedings. In addition, the parties considered that, as part of the plan of reorganization, US Airways Group would have greater flexibility to combine its network with America West Holdings’ network in a more efficient and cost-effective manner than it had prior to filing bankruptcy petitions in 2004.
      The parties remained interested in combining the two companies’ complementary route networks. The parties also believed that, as a result of US Airways Group’s improved cost structure and liquidity following a plan of reorganization, a merger could create the nation’s largest low-cost carrier with better liquidity and more efficient operations than either airline could achieve on its own.
      Beginning in January 2005, US Airways Group and America West Holdings resumed discussions. Both parties conducted due diligence and each management group met separately and together. On January 20, 2005, the board of directors of America West Holdings discussed the renewed merger talks with US Airways Group as part of a strategic overview presentation. In late February 2005, US Airways Group management and its outside financial advisor made a presentation regarding a possible combination with America West Holdings to the Strategy and Finance Committee of US Airways Group’s board of directors.
      During March 2005, due diligence and discussions about the structure of a possible transaction involving the companies and their respective advisors continued. These discussions included analysis of legal structuring issues and financial modeling. As part of the modeling, potential synergies relating to a combination of the two companies were the subject of extensive review. The companies and their advisors also considered labor contract and other integration issues. During the Chapter 11 cases, US Airways Group had entered into new agreements with its labor groups and had obtained significant reductions in pension and retiree benefit costs, with the result that these issues no longer made a merger impracticable.
      On March 4, 2005, there was a meeting of the Governance Committee of the America West Holdings board of directors at which the committee was updated on the status of discussions with US Airways Group. On March 10, 2005, the America West Holdings board of directors was updated on the proposed structure of the transaction, ongoing due diligence and discussions with US Airways Group.
      On March 11, 2005, the Strategy and Finance Committee of US Airways Group’s board of directors again met and received a presentation from senior management concerning the status of the potential transaction.
      On March 21, 2005, Seabury and Greenhill & Co., LLC, America West Holdings’ financial advisor, met to discuss the potential economic terms of a possible transaction. Discussions relating to the economic terms continued after this meeting. On March 24, 2005, at a special meeting of the board of directors of America West Holdings, its management presented a description of a proposed structure of the transaction. Also on March 24, 2005, David Bronner, Chairman of US Airways Group’s board of directors, and Bruce Lakefield, US Airways Group’s Chief Executive Officer, met with John Luth of Seabury and Douglas Parker, Chief Executive Officer of America West Holdings to discuss a potential merger.
      On March 30, 2005, there was a further meeting of the Strategy and Finance Committee of US Airways Group’s board of directors. The committee was updated on the proposed structure of the transaction and the status of the diligence effort and discussions with America West Holdings.
      In April 2005, the parties and their advisors participated in active negotiations regarding the merger agreement, including with respect to the consideration to be paid to the holders of America West Holdings Class A and Class B common stock, respectively, in the merger. Beginning in early April, representatives of the two companies and their advisors participated in frequent meetings and teleconferences discussing business and due diligence issues. Topics of negotiation included the exchange ratio for the conversion of shares of America West Holdings’ common stock into shares of US Airways Group, the need to attract additional equity investment and the composition of the combined company’s board of directors after the merger. Also in April, the parties and their advisors made a joint presentation regarding a possible merger to the ATSB. The merger is subject to the approval of the ATSB under the terms of loan guarantees issued to America West Holdings.
      At the same time, US Airways Group and America West Holdings participated in discussions and negotiations with potential equity investors in the post-merger company. Prior to the announcement of the proposed merger on May 19, 2005, four investors committed to investing in New US Airways Group. Those four investors are Eastshore Aviation, LLC, a company owned by Air Wisconsin Airlines Corporation and its shareholders; ACE Aviation Holdings Inc., the parent corporation of Air Canada; and PAR Investment Partners, L.P. and Peninsula Investment Partners, L.P., two private investment firms. Subsequent to the signing of the merger agreement and the announcement of the proposed transaction, the parties commenced discussions with Wellington Management Company, LLP.
      On April 18 and 19, 2005, the board of directors of US Airways Group convened in-person meetings at US Airways Group’s Crystal City headquarters. During that two-day period, the Strategy and Finance Committee met twice, and on both occasions reviewed the status of the potential transaction with America West Holdings. During the second meeting, US Airways Group’s financial advisors reviewed factors relating to valuation of the company, and discussed the potential valuation of the company in combination with America West Holdings. On April 19, 2005, the full board of directors of US Airways Group met and reviewed the potential transaction with America West Holdings.
      On April 19, 2005, an article appeared on the Wall Street Journal’s website speculating that America West Holdings and US Airways Group were involved in discussions regarding a potential merger and it was followed the next day with a lengthy story in the paper’s print edition. Prior media reports contained similar speculation, but not with the level of specificity that appeared in the Wall Street Journal. On April 22, 2005, each of America West Holdings and US Airways Group issued a press release confirming the fact that such discussions were occurring.
      On April 29, 2005, the board of directors of America West Holdings met to discuss the status of discussions. Representatives of management of America West Holdings’ advisors updated the board of directors on the status of negotiations, the terms of the merger agreement and the proposed voting agreement.
      In addition, during the course of these negotiations, TPG Advisors, Inc., acting as a financial advisor to America West Holdings rendered advice and assistance to America West Holdings, including assistance in negotiating certain governance aspects of the transaction.
      Negotiations over the merger agreement and ongoing due diligence continued into May 2005. Also, negotiations with potential investors continued during this period. Like the merger itself, obtaining new equity financing is a central component of the debtors’ plan of reorganization. The receipt of at least $375 million of new equity investment is a closing condition in the merger agreement.
      Negotiations over the merger agreement entered their final phase in mid-May 2005 and US Airways Group and America West Holdings reached agreement on exchange ratios with respect to the America West Holdings Class A common stock and America West Holdings Class B common stock. Final negotiations with potential investors also were occurring at the same time.
      US Airways Group’s board of directors convened a special meeting on May 18, 2005, to consider approval of the merger agreement and related agreements. After presentations by US Airways Group’s outside legal and financial advisors, the board of directors of US Airways Group approved the merger agreement and related agreements. On May 19, 2005, at a regularly scheduled meeting of the board of directors of America West Holdings, America West Holdings’ management, together with America West Holdings’ legal and financial advisors reviewed the terms of the merger agreement and related agreements. America West Holdings’ legal advisors reviewed with the board its fiduciary duties and the board reviewed materials related to the merger in detail. Greenhill made a financial presentation and delivered its oral opinion, subsequently confirmed in writing, that, as of that date of the opinion and based upon and subject to the limitations and assumptions stated in its opinion, the Class B merger consideration to be received by the holders of Class B common stock of America West Holdings is fair, from a financial point of view, to those stockholders. See the Section entitled “The Merger — Opinion of America West Holdings’ Financial Advisor.” Following

discussions, the board of directors determined that the merger agreement and the merger were fair, from a financial point of view, and in the best interests of America West Holdings and its stockholders and unanimously approved the merger agreement and the merger. Execution of the merger agreement was announced after the close of the market on May 19. Also on May 19, US Airways Group and America West Holdings entered into agreements with Eastshore, Par, Peninsula and ACE for equity investments in the merged company of $125 million, $100 million, $50 million and $75 million, respectively. These investments are conditioned on the merger becoming effective.
      As a condition to Par’s and Peninsula’s investment agreements, on May 19, 2005, America West Holdings entered into participation agreements with each of Par and Peninsula pursuant to which, Par and, under certain circumstances, Peninsula will be entitled to receive an aggregate of 11.2% of any excess in the pre-investment equity value of US Airways Group over $500 million. For further detail, see the section entitled “The New Equity Investments — Participation Agreements with Par Investment Partners, L.P. and Peninsula Investment Partners, L.P.”
      On May 20, 2005, the debtors filed a motion in the bankruptcy court seeking approval of a process for dealing with any competing offers for US Airways Group or for providing additional investment into the post-merger company that might arise and also seeking approval of the termination fee provisions of the merger agreement and the investment agreements. On May 31, 2005, the bankruptcy court granted the motion and approved the process for dealing with competing offers, which we refer to as the “bidding procedures.”
      Shortly after execution of the merger agreement, US Airways Group and America West Holdings began negotiating with Wellington Management Company, LLP, a Boston-based investment management firm acting on behalf of a group of potential investors, about an equity investment in the merged company. On May 27, 2005, US Airways Group and America West Holdings entered into an investment agreement with Wellington Management, on behalf of certain funds it manages, for a $150 million equity investment. Like the other new equity investments, Wellington’s investment is conditioned on the merger becoming effective. Because the Wellington investment is at a per share price of $16.50 per share, as opposed to the $15.00 per share price paid by the other new equity investors, the exchange ratios for the America West Holdings Class A and Class B common stock in the merger agreement will be amended in accordance with its terms to adjust the exchange ratios for America West Holdings Class A and Class B common stock to 0.5362 and 0.4125, respectively.
Recommendation of the America West Holdings Board of Directors and Its Reasons for the Merger
      The America West Holdings board of directors believes that the merger agreement and the merger are advisable, fair to and in the best interests of America West Holdings and its stockholders. Accordingly, the America West Holdings board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that America West Holdings stockholders vote for adoption of the merger agreement and approval of the merger.
      The board of directors believes that the business combination with US Airways Group will provide a number of significant strategic opportunities and benefits that it viewed as generally supporting its decision to approve the merger agreement and the merger. In reaching its decision, the board of directors consulted with America West Holdings’ executive officers and America West Holdings’ financial and legal advisors and considered a variety of factors weighing positively in favor of the merger, including, without limitation, the following:
      Enhanced Strategic Position in Airline Industry. The transaction is expected to create the largest low-cost carrier and the fifth largest airline in the United States, as measured by domestic revenue passenger miles and by ASMs, and one of the industry’s most financially stable airlines, with over $10 billion in annual revenues and a balance sheet that includes approximately $2 billion in total cash, cash equivalents and short term investments at closing. The combined airline is expected to operate a mainline fleet of 361 planes (supported by a regional jet fleet of 239 planes and 57 turboprops that provide passenger feed into the mainline system), down from a total of 417 mainline aircraft operated by both airlines as March 31, 2005.

      Strengthened Financial Position. The board of directors considered the fact that each company faces significant hurdles as a stand-alone entity over the long-term and that such hurdles can be overcome through the merger. The combined companies are expected to have increased earnings and cash flows that provide a nationwide low-cost carrier and a strong foundation for growth, even in an environment of rising fuel costs. The combined companies should also be able to use the protections offered by the debtors’ bankruptcy proceedings to “right-size” the combined network, fleet and infrastructure.
      Significant Synergies. The board of directors also considered the belief of the management of America West Holdings and US Airways Group that the combination of America West Holdings and US Airways Group will result in significant annual revenue and cost synergies of approximately $600 million that would be unachievable without completing the merger.
      Creation of Strong Management Team. The board of directors considered that the combined companies will be able to create a strong management team with experience competing against low-cost carriers. The America West Holdings board also considered the corporate governance arrangements established for the transaction, including the board composition and the designation of key senior management, which are designed to promote the continuity of management from each company and smooth integration of the businesses.
      Support from Controlling Stockholders. TPG Partners, L.P., a Delaware limited partnership, TPG Parallel I, L.P., a Delaware limited partnership, and Air Partners II, L.P., a Delaware limited partnership, which we refer to in this proxy statement/prospectus as the TPG Entities, as America West Holdings’ controlling stockholders, indicated their approval of the merger and agreed to enter into the voting agreement, which includes their agreement to vote their Class A common stock in favor of the adoption of the merger agreement if the majority of outstanding shares of Class B common stock of America West Holdings are voted in favor thereof. The voting agreement also allows the TPG Entities, at their discretion, to vote in favor of the merger if the majority of outstanding shares of Class B common stock of America West Holdings are not voted in favor of the merger.
      Other Factors Considered by the America West Holdings Board. In addition to considering the strategic factors outlined above, the board of directors considered the following additional factors, all of which it viewed as generally supporting its decision to approve the business combination with US Airways Group:

•	historical information concerning America West Holdings’ and US Airways Group’s respective businesses, financial performance and condition, operations, management, competitive positions and stock performance, which comparisons generally informed the board’s determination as to the relative values of America West Holdings and US Airways Group and the combined companies;

•	the results of the due diligence review of US Airways Group’s businesses and operations;

•	management’s assessment that the proposed business combination was likely to meet certain criteria it deemed necessary for a successful merger, including strategic fit, acceptable execution risk, and financial benefits to America West Holdings and America West Holdings’ stockholders;

•	an assessment of alternatives to the merger, including development opportunities and other possible acquisition candidates, and the determination that the merger of US Airways Group with America West Holdings was a strategic fit and presented a unique opportunity to enhance and expand operations, product and service offerings and position for future growth;

•	the financial analyses and presentations of America West Holdings’ financial advisor and its opinion that the consideration to be paid to the Class B stockholders of America West Holdings in the merger was fair, from a financial point of view, to America West Holdings’ Class B stockholders (the written opinion of Greenhill & Co., LLC is attached as Annex B: to this proxy statement/prospectus and discussed in detail under “The Merger — Opinion of America West Holdings’ Financial Advisor”);

•	the terms and conditions of the merger agreement, including:

•	the fact that America West Holdings stockholders as a group will own approximately 39% of the outstanding US Airways Group common stock immediately following the merger, subject to certain assumptions with respect to convertible debt and securities that are dilutive at the per share price paid by the equity investors;

•	the restrictions on the ability of America West Holdings to solicit, pursue or engage in any negotiations with third parties regarding potential acquisition proposals, including with respect to recent contacts from a third party indicating an interest in pursuing discussions relating to a potential business combination transaction, and the payment of termination fees under certain circumstances;

•	the willingness of the equity investors to enter into the investment agreements at the same time as the execution of the merger agreement, conditioned on the merger, at a price of $15.00 per share of New US Airways Group common stock;

•	the nontaxable treatment of the exchange of America West Holdings common stock for US Airways Group common stock;

•	the fact that the America West Holdings Class B stockholders would receive a premium of approximately 37.5% to the share price on May 16, 2005 of America West Holdings Class B common stock;

•	that the America West Holdings Class A stockholders will receive 30% more shares of new US Airways Group common stock in the merger for each share that they hold than the holders of shares of America West Holdings Class B common stock will receive for each share that they hold; and

•	the terms and conditions of the investment agreements with the new equity investors and the participation agreements with Par and Peninsula.
      America West Holdings’ board of directors also considered the potential adverse impact of other factors weighing negatively against the proposed transaction, including, without limitation, the following:

•	the challenges inherent in combining the businesses, operations and workforces of two major airlines, including the possibility that management may be distracted from regular business concerns by (1) unforeseen difficulties in integrating operations and systems and (2) possible employee uncertainty and disruptions as a result of workforce reductions which may be implemented as part of the merger integration plan and difficulties in assimilating employees;

•	the risk that anticipated revenue synergies and cost savings will not be achieved (or the risk that certain cost savings will adversely affect operating profits);

•	the possibility that the merger might not be completed, or that completion might be unduly delayed, for reasons beyond America West Holdings’ control;

•	the possibility that the bankruptcy court might not approve the merger;

•	the possibility that US Airways Group may solicit competing transactions pursuant to the bidding procedures approved by the bankruptcy court;

•	the substantial charges to be incurred in connection with the merger, including the costs of integrating the businesses of America West Holdings and US Airways Group and the transaction expenses arising from the merger;

•	the risk that, despite America West Holdings’ efforts and the efforts of US Airways Group after the merger, the combined company may lose key personnel;

•	the risk that governmental entities may require that America West Holdings and/or US Airways Group divest certain properties or route networks in order to gain approval for the merger;

•	the restrictions on the conduct of America West Holdings’ business during the period between the signing of the merger agreement and the completion of the merger;

•	the other risks described above in the section entitled “Risk Factors”; and

•	the interests that certain executive officers and directors of America West Holdings may have with respect to the merger in addition to their interests as stockholders of America West Holdings generally, as described in the section entitled “Interests of America West Holdings’ Directors and Executive Officers in the Merger” and the section entitled “Interests of America West Holdings’ Controlling Stockholders,” which the America West Holdings board of directors considered as being neutral in its evaluation of the proposed transaction.
      This discussion of the information and factors considered by the America West Holdings board of directors includes all the material positive, negative and neutral factors considered by the board of directors, but it is not intended to be exhaustive and may not include all of the factors considered by the board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the America West Holdings board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. Rather, the America West Holdings board of directors viewed its position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual members of the board of directors may have given different weight to different factors. The board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, America West Holdings’ management and legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination. The America West Holdings board of directors also considered the experience and expertise of Greenhill & Co., LLC, its financial advisor, in reviewing quantitative analyses of the financial terms of the merger. See the section entitled “Opinion of America West Holdings’ Financial Advisor.”
      After considering this information, all members of the America West Holdings board of directors unanimously approved the merger agreement and the merger and recommended that America West Holdings stockholders adopt the merger agreement and approve the merger.
Opinion of America West Holdings’ Financial Advisor

General
      Pursuant to an engagement letter, dated January 21, 2005, Greenhill & Co., LLC was retained by America West Holdings to provide financial advisory services and to render an opinion to the board of directors of America West Holdings as to the fairness, from a financial point of view, to the holders of Class B common stock of America West Holdings of the Class B merger consideration to be received by them in the merger. On May 19, 2005, Greenhill delivered its oral opinion, subsequently confirmed in writing, to the board of directors of America West Holdings that, as of that date of the opinion and based upon and subject to the limitations and assumptions stated in its opinion, the Class B merger consideration to be received by the holders of America West Holdings Class B common stock is fair, from a financial point of view, to those stockholders. The term Class B merger consideration as used in Greenhill’s opinion and in this section of the proxy statement/prospectus refers to the Class B merger consideration as calculated based upon the assumption of $375 million new equity investment in US Airways Group at a pre-investment valuation of New US Airways Group of $500 million. Pursuant to such calculation, each share of Class B common stock of America West Holdings issued and outstanding immediately prior to the effective time of the merger (other than any excluded shares (as defined in the merger agreement)), was to be converted into the right to receive 0.4082 of a share of New US Airways Group common stock. Subsequent to the date of Greenhill’s opinion, the merger agreement will be amended pursuant to its terms to increase the Class B merger consideration to 0.4125 of a share of New US Airways Group common stock due to an additional equity investment by certain investors advised by Wellington, at a per share price of $16.50, as opposed to the $15.00 per share price paid by the other new equity investors, as further described in the section entitled “Background of the Merger.”

      The full text of the written opinion of Greenhill, dated May 19, 2005, which contains the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/ prospectus and is incorporated herein by reference. The summary of Greenhill’s opinion that follows is qualified in its entirety by reference to the full text of the opinion. You are urged to read the opinion in its entirety.
      Greenhill provided its advisory services and opinion for the information and assistance of America West Holdings’ board of directors in connection with its consideration of the proposed merger. Greenhill has not expressed any opinion as to any aspect of the transactions contemplated by the merger agreement other than the fairness, from a financial point of view, of the Class B merger consideration to the holders of America West Holdings Class B common stock. In particular, Greenhill has expressed no opinion as to the fairness of the consideration payable to the holders of America West Holdings Class A common stock in the merger, or as to the relative fairness of the consideration payable in the merger to the holders of shares of America West Holdings Class A and Class B common stock. Greenhill’s opinion did not address in any manner the price at which the New US Airways Group common stock will trade following the completion of the transactions. Greenhill’s opinion was not intended to be and does not constitute a recommendation to the board or the holders of America West Holdings Class B common stock as to whether they should approve the merger. Furthermore, Greenhill was not requested to, and did not, solicit any expressions of interest from any other parties with respect to the merger or any other alternative transaction. Greenhill was not requested to opine to, and Greenhill’s opinion did not in any manner address, the underlying business decision by America West Holdings to proceed with or effect the merger or any other transaction.
      In arriving at its opinion, Greenhill, among other things:

•	reviewed the May 18, 2005 draft of the merger agreement and certain related documents;

•	reviewed certain publicly available information about US Airways Group and America West Holdings and the industry in which they operate;

•	reviewed certain information, including financial forecasts and other financial and operating data concerning US Airways Group and America West Holdings, prepared by the managements of the respective companies;

•	reviewed certain information, including financial forecasts and other operating data concerning the pro forma combined company, prepared by the managements of US Airways Group and America West Holdings;

•	reviewed information regarding the strategic, financial and operational benefits anticipated from the merger and the related transactions, prepared by the managements of US Airways Group and America West Holdings;

•	discussed the past and present operations and financial condition and the prospects of the business of America West Holdings with senior executives of America West Holdings, and discussed the past and present operations and financial condition and the prospects of US Airways Group with senior executives of US Airways Group;

•	compared the financial and operating performance of US Airways Group and America West Holdings with publicly available information concerning other companies that Greenhill deemed relevant;

•	compared the value of the Class B merger consideration with the market capitalization of America West Holdings on a current basis and historic basis;

•	compared the value of the Class B merger consideration with the trading valuations of certain publicly traded companies that Greenhill deemed relevant;

•	compared the value of the Class B merger consideration with the relative contribution of America West Holdings to the pro forma combined company based on a number of metrics that Greenhill deemed relevant;

•	compared the value of the Class B merger consideration with the consideration received by shareholders in certain publicly disclosed transactions that Greenhill deemed relevant;

•	compared the value of the Class B merger consideration to the valuation derived by discounting future cash flows and a terminal value of the relevant businesses at discount rates that Greenhill deemed appropriate; and

•	performed such other analyses and considered such other factors as Greenhill deemed appropriate.
      In conducting its review and analysis and rendering its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available or supplied or otherwise made available to it by representatives of America West Holdings and US Airways Group for the purposes of its opinion and further relied upon the assurances of representatives of America West Holdings and US Airways Group that they were not aware of any facts or circumstances that would make that information inaccurate or misleading. With respect to the America West Holdings projections, the US Airways Group projections, the pro forma information and the description of synergies that have been furnished to it, Greenhill assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of America West Holdings and US Airways Group, as applicable, as to the future financial performance of the respective businesses and the achievability of the synergies. Greenhill did not make any independent valuation or appraisal of the assets or liabilities of America West Holdings or US Airways Group, nor was Greenhill furnished with any such valuations or appraisals. Without limiting the generality of the foregoing, Greenhill assumed that US Airways Group will achieve the cost reductions set forth in the US Airways Group projections and that the synergies will be achieved. Greenhill expressed no opinion with respect to any of the projections referred to above, the synergies or the assumptions upon which they are based. Moreover, Greenhill assumed that US Airways Group will receive, on or before the effective date of the merger, cash equity investments of not less than $375 million based on a pre-investment valuation of New US Airways Group of $500 million, substantially on the terms of the drafts of the financing commitments that were provided to Greenhill prior to the date of its opinion. Greenhill also assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the merger and the other related transactions (including the confirmation by the bankruptcy court of the debtors’ plan of reorganization) will be obtained without any effect on America West Holdings, US Airways Group or New US Airways Group or on the contemplated benefits of the transactions in any way meaningful to its analysis. Greenhill assumed further that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. In addition, Greenhill assumed that the transactions will be completed in accordance with the terms set forth in the final, executed merger agreement, which Greenhill further assumed will be identical in all material respects to the May 18, 2005 draft of the merger agreement that it reviewed.
      Greenhill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, the date of its opinion. Subsequent developments may affect its opinion, and Greenhill does not have any obligation to update, revise, or reaffirm its opinion.
      In connection with its review and analysis and rendering its opinion, Greenhill performed stand-alone valuations of America West Holdings, stand-alone valuations of US Airways Group, a relative valuation analysis of the two companies, a pro forma combined company analysis and valuation of the equity consideration to be received by the holders of America West Holdings Class B common stock. Set forth below is a summary of the material financial analyses performed and material factors considered by Greenhill to arrive at its opinion. Greenhill performed certain procedures, including each of the financial analyses described below, and reviewed with America West Holdings’ board of directors and the senior management of America West Holdings the assumptions upon which these analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Greenhill in this regard, it does describe the material analyses made by Greenhill in arriving at its opinion.

      The preparation of an opinion regarding financial fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding financial fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Greenhill to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Greenhill was carried out in order to provide a different perspective on the Class B merger consideration and add to the total mix of information available. Greenhill did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness, from a financial point of view, of the Class B merger consideration to the holders of shares of America West Holdings Class B common stock. Rather, in reaching its conclusion, Greenhill considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Greenhill did not place particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, provided the basis for its determination. Accordingly, notwithstanding the separate factors summarized below, Greenhill believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the analyses described below as a comparison is directly comparable to America West Holdings, US Airways Group or the combined company. In performing its analyses, Greenhill made numerous assumptions and relied upon numerous assumptions provided by the senior managements of America West Holdings and US Airways Group with respect to industry performance, business and economic conditions and other matters. The analyses performed by Greenhill are not necessarily indicative of future actual values or results, which may be significantly more or less favorable than suggested by these analyses. The analyses do not purport to be appraisals or to reflect the prices at which America West Holdings could be sold in another transaction.
      The following is a summary of the material financial analyses performed by Greenhill in connection with rendering its opinion described above. The order of analyses described below does not represent the relative importance or weight given to those analyses by Greenhill. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Greenhill, the tables must be read together with the text accompanying the relevant summary. The tables alone do not constitute a complete description of the financial analyses performed by Greenhill, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of these financial analyses.

Stand-Alone Valuations of America West Holdings
      America West Holdings Comparable Company Analysis. Greenhill reviewed adjusted enterprise value (enterprise value plus seven times annual aircraft rent expense, or EV) as a multiple of estimated earnings before interest, taxes, depreciation, amortization and aircraft rent, or EBITDAR, commonly referred to as trading multiples, of America West Holdings and the legacy and low-cost carriers listed below. Greenhill chose to evaluate the trading multiples of these carriers because the trading multiple of a carrier is among the most widely accepted metrics for the valuation of such enterprise. The legacy carriers selected by Greenhill for the review were:

•	Northwest Airlines

•	Delta Air Lines

•	American Airlines

•	Continental Airlines

•	Alaska Air Group

      Greenhill also reviewed the trading multiples of the following selected low-cost carriers:

•	Jet Blue Airways

•	Southwest Airlines

•	AirTran
      Although no carrier is directly comparable to America West Holdings, Greenhill selected these legacy and low-cost carriers because it believed that they had characteristics that were instructive for purposes of its analysis.
      In addition, Greenhill reviewed historical trading multiples from 1995 to 2004 for a number of legacy and low-cost carriers. During years of profitability from 1995 to 2000, legacy carriers generally traded in the 5.0x to 6.0x EV/EBITDAR range. In light of (i) its view that the 5.0x to 6.0x ratio of EV/EBITDAR was a reasonable estimate of the trading multiple of a carrier in more normalized circumstances and (ii) the operating and financial characteristics of America West Holdings, US Airways Group and the combined company, Greenhill used this trading multiple in the comparable company analysis for all three companies.
      Based on the view that current airline trading multiples reflect a large component of option value due to the uncertain environment and depressed earnings that exist today in the industry, Greenhill focused its valuation on applying historical multiples of 5.0x to 6.0x to 2008 projected EBITDAR based on America West Holdings’ management’s projections and discounting the resulting equity value on December 31, 2007 back to September 30, 2005 at a cost of equity of 20%, determined by reference to the expected equity returns for comparable airlines with comparable capital structures. This methodology resulted in a range of America West equity values per share of America West Holdings Class B common stock of $4.17 to $10.96. Greenhill also compared this valuation range to the trading price of America West Holdings as of May 16, 2005, which was $4.45.
      America West Holdings Discounted Cash Flow Analysis. A discounted cash flow analysis is a traditional method of evaluating an asset using estimates of the future cash flows of the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” “Present value” refers to the current value of one or more future cash payments from the asset, which we refer to as that asset’s cash flows, and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Other financial terms utilized below are “terminal value,” which refers to the estimated capitalized value of all future cash flows from an asset at a particular point in time and “unlevered projected free cash flows,” which refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs.
      Greenhill calculated a range of discounted cash flow values for America West Holdings using the America West Holdings’ projections for 2005 to 2009. The discounted cash flow analysis was based on the sum of (a) the present value of projected stand-alone, after tax, unlevered free cash flows of America West Holdings for the years 2005 through 2009 and (b) the present value of the terminal value based on the average annual projected free cash flows for 2005 to 2009. Greenhill calculated a range of values for America West Holdings by utilizing discount rates from 12.0% to 14.0% and terminal value perpetuity growth rates ranging from 1.0% to 3.0%. This methodology resulted in a range of America West Holdings equity values per share of $6.47 to $11.44. Greenhill also compared this valuation range to the trading price of America West Holdings Class B common stock as of May 16, 2005, which was $4.45.

Stand-Alone Valuations of US Airways Group
      US Airways Group Comparable Company Analysis. In light of the debtors’ pending bankruptcy, Greenhill did not perform an equity value per share analysis as part of its US Airways Group Comparable Company Analysis. Greenhill undertook a comparable company analysis of US Airways Group similar to that described above in “America West Holdings Comparable Company Analysis.” Based on the view that current airline trading multiples reflect a large component of option value due to the uncertain environment and depressed earnings that exist today in the industry, Greenhill focused its valuation for US Airways Group on applying historical multiples of 5.0x to 6.0x to 2008 projected EBITDAR based on US Airways Group’s management’s projections that assume emergence from bankruptcy as a stand-alone entity and discounting back the resulting equity value on December 31, 2007 to September 30, 2005 at a cost of equity of 20%, determined by reference to the expected equity returns for comparable airlines with comparable capital structures. This methodology resulted in a range of US Airways Group equity values of $352 million to $1.133 billion. In light of the debtors’ pending bankruptcy and other issues concerning its business, Greenhill noted that there are substantial uncertainties as to whether US Airways Group will be able to achieve its projections on a stand-alone basis.
      US Airways Group Discounted Cash Flow Analysis. In light of the debtors’ pending bankruptcy, Greenhill did not perform an equity value per share analysis as part of its US Airways Group Discounted Cash Flow Analysis. Using the discounted cash flow methodology described above in “America West Holdings Discounted Cash Flow Analysis,” Greenhill calculated a range of discounted cash flow values for US Airways Group using the US Airways Group projections for 2005 to 2009. The discounted cash flow analysis was based on the sum of (a) the present value of projected stand-alone, after tax, unlevered free cash flows of US Airways Group for the years 2005 through 2009 and (b) the present value of the terminal value based on the average annual projected free cash flows for 2006 to 2009. Greenhill calculated a range of values for US Airways Group by utilizing discount rates from 12.0% to 14.0% and terminal value perpetuity growth rates ranging from 1.0% to 3.0%. This methodology resulted in a range of US Airways Group equity values of $(111) million to $574 million. In light of the debtors’ pending bankruptcy and other issues concerning its business, Greenhill noted that there are substantial uncertainties as to whether US Airways Group will be able to achieve its projections on a stand-alone basis.

Relative Valuation of America West Holdings and US Airways Group
      Contribution Analysis. Greenhill examined the implied contribution of America West Holdings and US Airways Group on the basis of each party’s revenues, EBITDAR, and total adjusted debt for the years 2005 through 2007. The following table sets forth the results of this analysis:

	US Airways Group	America West Holdings

Net Revenues
2005	73.0%	27.0%
2006	71.1%	28.9%
2007	71.4%	28.6%
EBITDAR
2005	51.8%	48.2%
2006	59.4%	40.6%
2007	66.8%	33.2%
Total Adjusted Debt
2005	68.3%	31.7%
2006	66.0%	34.0%
2007	66.2%	33.8%
      Although Greenhill examined the implied contribution of America West Holdings and US Airways Group based on these metrics, Greenhill believes that a relative valuation of America West Holdings and US Airways Group based on the discounted cash flow methodology described above is more indicative than the contribution analysis methodology due to the airline industry’s high debt levels, overcapacity, and competitive pricing environment.
      Relative Discounted Cash Flow Valuation. Using the discounted cash flow methodology described above in “America West Holdings Discounted Cash Flow Analysis,” Greenhill performed a relative discounted cash flow valuation analysis showing the percentage of the implied equity value of the combined company contributed by America West Holdings and US Airways Group. The discounted cash flow valuation ranges shown for America West Holdings and US Airways Group were based on the stand-alone valuation ranges described above in “America West Holdings Discounted Cash Flow Analysis” and “US Airways Group Discounted Cash Flow Analysis.” At the midpoint of the range for each party, the implied America West Holdings equity contribution was 72% and the implied US Airways Group equity contribution was 28%.

Pro Forma Combined Company Valuation
      Greenhill analyzed certain financial data on a pro forma basis for America West Holdings and US Airways Group as a combined company following the merger. Greenhill based its valuation on the combined company financial projections developed jointly by America West Holdings management and US Airways Group management. These projections included estimates of merger synergies of approximately $600 million annually achieved by 2008, as well as estimates of new liquidity based on asset sales, new equity, and stakeholder initiatives.
      Combined Company Comparable Company Analysis. Greenhill focused its valuation for the combined company on applying historical multiples of 5.0x to 6.0x to 2008 projected EBITDAR based on the combined company projections developed jointly by the management of both America West Holdings and US Airways Group and discounting the resulting equity value on December 31, 2007 back to September 30, 2005 at a cost of equity of 20%, determined by reference to the expected equity returns for comparable airlines with comparable capital structures. Greenhill then applied America West Holdings’ fully diluted ownership percentage of the combined company to the overall equity value to determine the per share equity value of the consideration to be received by the holders of shares of America West Holdings Class B common stock. This methodology resulted in a range of per share equity values to be received by the holders of shares of America West Holdings Class B common stock of $11.91 to $19.50.
      Combined Company Discounted Cash Flow Analysis. Using the discounted cash flow methodology described above in “America West Holdings Discounted Cash Flow Analysis,” Greenhill calculated a range of discounted cash flow values for the combined company using the combined company projections developed jointly by the management of both America West Holdings and US Airways Group. The discounted cash flow analysis was based on the sum of (a) the present value of projected stand-alone, after tax, unlevered free cash flows of the combined company for the years 2005 through 2009 and (b) the present value of the terminal value based on the average annual free cash flow for 2006 to 2009. Greenhill calculated a range of values for the combined company by utilizing discount rates from 12.0% to 14.0% and terminal value perpetuity growth rates ranging from 1.0% to 3.0%. This methodology resulted in a range of per share equity values to be received by the holders of shares of America West Holdings Class B common stock of $9.63 to $17.36.

Engagement of Greenhill
      America West Holdings retained Greenhill based on its qualifications and expertise in providing financial advice and on its reputation as a nationally recognized investment banking firm. Greenhill had no prior material relationship with America West Holdings or US Airways Group. Greenhill received a retainer fee of $200,000 from America West Holdings and will receive from America West Holdings a fee of $7.5 million in connection with the transactions contemplated by the merger agreement, which is contingent on the completion of the merger. The retainer fee will be credited against the transaction fee. America West Holdings has also agreed to reimburse Greenhill for certain out-of-pocket expenses incurred by it in connection with its engagement and will indemnify Greenhill against certain liabilities that may arise out of its engagement. In addition, America West Holdings agreed to pay Greenhill a fee equal to 20% of any termination fee provided for under the merger agreement, if the merger is not completed.
Bankruptcy Court Approvals
      The merger and its related transactions are conditioned upon approval of the merger agreement and other related agreements by the bankruptcy court overseeing the debtors’ Chapter 11 cases.

Regulatory Approvals Required for the Merger
      America West Holdings and US Airways Group are regulated by various federal, state, local and foreign regulatory authorities that exercise broad powers, generally governing activities such as operations, safety, financial reporting, security and certain mergers, consolidations and acquisitions. The airline industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by affecting the cost of providing services.
      In addition to the antitrust related filings and approvals discussed below, completion of the merger is conditioned on America West Holdings and US Airways Group supplying or obtaining certain notices, reports, filings, consents, registrations, approvals, permits or authorizations with, from or to the U.S. Department of Transportation, the FAA, the Federal Communications Commission and the Department of Homeland Security.

Antitrust
      The merger is subject to review by the Antitrust Division, under the HSR Act. Under the HSR Act, America West Holdings and US Airways Group are required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. On May 23, 2005, America West Holdings and US Airways Group each filed a Premerger Notification and Report Form with the Antitrust Division and the FTC. On June 23, 2005, the initial waiting period expired and the Antitrust Division announced it had closed its investigation of the proposed merger without issuing requests for additional information. The Antitrust Division’s announcement clears the way for the merger to proceed without antitrust challenge by the federal government.
      We cannot assure you that other government agencies, including state attorneys general, or a private party, will not also initiate action to challenge the merger before or after it is completed. Any such challenge to the merger could result in restrictions or conditions that would have a material adverse effect on the combined company if the merger is completed. These restrictions and conditions could include operating restrictions, or the divestiture, spin-off or the holding separate of assets or businesses. Under the terms of the merger agreement, each of America West Holdings and US Airways Group, if requested by America West Holdings, are each required to commit to any divestitures, licenses or hold separate or similar arrangements with respect to its assets or conduct of business arrangements if that divestiture, license, holding separate or arrangement is a condition to obtain any approval from any governmental entity in order to complete the merger and would not have a material adverse effect on the combined company. US Airways Group may condition any divestiture, license or hold separate or similar arrangement upon the completion of the merger. No additional stockholder approval is expected to be required or sought for any decision by America West Holdings or US Airways Group, after the America West Holdings special meeting, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger.
      America West Holdings and US Airways Group must also either notify or obtain consent from certain foreign regulatory agencies. US Airways Group, with the consent of America West Holdings, has filed a notification with and obtained approval of the merger from the German Federal Cartel Office or Bundeskartellamt.
      Certain of the equity investors are also required to file notifications under the HSR Act and obtain regulatory approvals. Because the receipt of at least $375 million of new equity is a condition to completion of the merger, expiration of the HSR waiting periods and obtaining other regulatory approvals for the equity investors may affect the timing of the merger. These waiting periods expired on June 27, 2005.
Approvals of the Air Transportation Stabilization Board
      Pursuant to a loan agreement with the ATSB, America West Holdings must obtain a waiver from the ATSB of a prepayment obligation to complete the merger. On January 18, 2002, America West Airlines, Inc. closed a $429 million loan supported by a $380 million guarantee provided by the ATSB. America West Holdings fully and unconditionally guaranteed the payment of all principal, premium, interest and other obligations outstanding under the loan partially guaranteed by the ATSB and has pledged the stock of America West Airlines, Inc. to secure its obligations under such guarantee. The loan balance is currently approximately $300 million. Principal amounts under this loan become due in ten installments of $42.9 million on each March 31 and September 30, commencing on March 31, 2004 and ending on September 30, 2008. Principal amounts outstanding under the loan partially guaranteed by the ATSB bear interest at a rate per annum equal to LIBOR plus 40 basis points plus a guarantee fee of 8% per year.
      Subject to certain exceptions, America West Holdings is required to prepay the loan partially guaranteed by the ATSB upon a change in control and may be required to prepay portions of the loan if America West Holdings’ employee compensation costs exceed a certain threshold.
      The loan partially guaranteed by the ATSB requires that America West Airlines, Inc. maintain a minimum unrestricted cash balance of $100 million. In addition, the government loan contains customary affirmative covenants and the following negative covenants: restrictions on liens, investments, restricted payments, fundamental changes, asset sales and acquisitions, the creation of new subsidiaries, sale and leasebacks, transactions with affiliates, the conduct of business, mergers or consolidations, issuances and dispositions of capital stock of subsidiaries, and amendments to other indebtedness. The loan partially guaranteed by the ATSB contains customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.
Material United States Federal Income Tax Consequences
      The following summary discusses the material United States federal income tax consequences of the merger and the proposed rights offering applicable to (1) a holder of shares of America West Holdings common stock that surrenders all of its America West Holdings common stock pursuant to the merger agreement and (2) an original holder of rights to whom the rights were issued in the rights offering. This discussion is based upon representation letters from each of US Airways Group, America West Holdings and Barbell Acquisition Corp., which will be reconfirmed prior to the merger. This discussion is further based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service, which we refer to as the IRS, and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to United States residents and citizens that hold their shares of America West Holdings common stock and rights as capital assets for United States federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular America West Holdings stockholder or holder of a right, including non-U.S. holders, or to an America West Holdings stockholder or holder of a right that is subject to special treatment under United States federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons that hold their rights or America West Holdings common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the United States dollar, holders that exercise appraisal rights, persons that are, or hold their rights or America West Holdings common stock through, partnerships or other pass-through entities, or persons who acquired their America West Holdings common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address any aspects of state, local, non-United States taxation or United States federal taxation other than income taxation. No ruling has been requested from the IRS regarding the United States federal income tax consequences of the merger or the rights offering. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
      HOLDERS OF RIGHTS AND SHARES OF AMERICA WEST HOLDINGS COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE UNITED STATES FEDERAL TAX CONSEQUENCES OF THE MERGER AND THE RIGHTS OFFERING, AS WELL AS THE EFFECTS OF STATE, LOCAL AND NON-UNITED STATES TAX LAWS.

Tax Consequences of the Merger
      Opinion Conditions. The merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. The obligation of America West Holdings to complete the merger is conditioned upon the receipt by America West Holdings of a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that, on the basis of certain facts, representations and assumptions, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In addition, the obligation of US Airways Group to complete the merger is conditioned upon the receipt by US Airways Group of a tax opinion from Arnold & Porter LLP to the effect that, on the basis of certain facts, representations and assumptions, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Although tax counsel expect to be able to deliver the tax opinions described above, the determination by tax counsel as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed merger. America West Holdings and US Airways Group may not be able to obtain the tax opinions. The tax opinions are not binding on the IRS or any court and do not preclude the IRS from asserting, or a court from sustaining, a contrary conclusion.
      Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the merger will have the United States federal income tax consequences described under this heading entitled “Tax Consequences of the Merger.”
      General. With respect to a person holding both America West Class A and Class B common stock, the amount of rights and New US Airways Group common stock received must be determined separately for each such class for purposes of determining tax basis in rights and New US Airways Group common stock received.
      Exchange of Shares of America West Holdings Common Stock for New US Airways Group Common Stock. The discussion under this subheading does not take into account the receipt of rights in the rights offering, which is addressed below in the section entitled “Tax Consequences of the Rights Offering.” An America West Holdings stockholder that exchanges all of its America West Holdings common stock solely for New US Airways Group common stock in the merger will not recognize any gain or loss with respect to its America West Holdings common stock, except with respect to cash received in lieu of fractional shares of New US Airways Group common stock, as discussed below. An America West Holdings stockholder’s aggregate tax basis of shares of New US Airways Group common stock received in the merger will be equal to the aggregate tax basis of the shares of America West Holdings common stock surrendered in exchange therefor, reduced by any basis allocable to any fractional share for which cash is received, and an America West Holdings stockholder’s holding period in the New US Airways Group common stock received in the merger in exchange for America West Holdings common stock will include the holding period of the America West Holdings common stock surrendered in exchange therefor.
      Cash Received in Lieu of a Fractional Share of New US Airways Group Common Stock. If an America West Holdings stockholder receives cash in lieu of a fractional share of New US Airways Group common stock in the merger, the stockholder will generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the stockholder’s tax basis in its shares surrendered in the merger that is allocable to the fractional share. The capital gain or loss will be long-term capital gain or loss if the stockholder’s holding period for the portion of the shares deemed exchanged for the fractional share is more than one year as of the effective date of the merger.
      Treatment of the Entities. No gain or loss will be recognized by America West Holdings, US Airways Group or Barbell Acquisition Corp. as a result of the merger, except for amounts resulting from any required change in accounting method or any income or deferred gain recognized under the relevant consolidated return regulations.

     Tax Consequences of the Proposed Rights Offering
      The United States federal income tax characterization and consequences of the proposed rights offering are uncertain. Set forth below are possible alternative characterizations and consequences that America West Holdings and US Airways Group believe are most likely. We cannot assure you that the IRS will not assert, or that a court will not sustain, a treatment different from those discussed below. Holders of rights and/or New US Airways Group common stock are particularly urged to consult their tax advisors regarding the tax consequences of the rights offering.
      Receipt of Rights. Although not free from doubt, America West Holdings and US Airways Group intend to take the position that the receipt of rights pursuant to the rights offering should be characterized as part of the merger consideration. Under this characterization, an America West Holdings stockholder will not recognize any gain or loss as a result of receiving rights pursuant to the rights offering. The stockholder’s aggregate tax basis in the New US Airways Group common stock received in the merger and the rights will be equal to its aggregate tax basis in its America West Holdings common stock surrendered in the merger, subject to the discussion below regarding exercise of rights and except for tax basis allocable to any fractional share for which cash is received, as discussed above. An America West Holdings stockholder’s aggregate tax basis in the New US Airways Group common stock received in the merger and its tax basis in the rights will be determined by allocating the aggregate tax basis in the America West Holdings common stock surrendered, reduced by tax basis allocable to any fractional share for which cash is received, between the rights and New US Airways Group common stock received based on their relative fair market values. It is unclear when the fair market value of the rights should be determined for purposes of allocating basis. The appropriate date may be either the date on which the rights are received or the effective date of the merger. In either event, relative fair market values will not be known until the effective date of the merger.
      Notwithstanding the intended position described above, the receipt of rights in the proposed rights offering may be characterized as a taxable payment by US Airways Group to an America West Holdings stockholder. Under this characterization, an America West Holdings stockholder receiving rights in the rights offering would recognize ordinary taxable income on the receipt of rights in an amount equal to their fair market value on the date of receipt, without reduction or offset for the stockholder’s tax basis in its America West Holdings common stock. Under this characterization, (1) no portion of the taxable income would be eligible for the reduced federal income tax rates applicable to long-term capital gains or “qualified dividend income,” (2) an America West Holdings stockholder’s tax basis in the rights received would be equal to their fair market value at the time of receipt, and (3) the stockholder’s tax basis in its America West Holdings common stock would not be affected by the receipt of rights.
      Disposition, Exercise or Lapse of Rights. A holder of a right will recognize taxable gain or loss upon a sale, exchange or other disposition of a right in an amount equal to the difference, if any, between the holder’s tax basis in the right, as determined above, and the amount received for the right. That gain or loss will be short term capital gain or loss.
      A holder of a right will not recognize taxable gain or loss upon the exercise of a right. Instead, the holder’s aggregate tax basis in the New US Airways Group common stock received in respect of the right will equal the exercise price paid plus the holder’s tax basis in the right, as determined above. The holding period with respect to New US Airways Group common stock received as a result of the exercise of a right will begin on the effective date of the merger.
      Upon a lapse of a right, a holder will recognize a taxable short-term capital loss in amount equal to its tax basis in the right, as determined above.
      Except to a limited extent in the case of individuals, capital losses may not offset ordinary income, including any ordinary income recognized upon the receipt of a right.

Information Reporting and Backup Withholding
      In general, merger consideration that includes cash will be subject to information reporting to the IRS. In addition, backup withholding at the applicable rate, currently 28%, will generally apply to such merger consideration if the exchanging America West Holdings stockholder fails to provide an accurate taxpayer identification number or fails to properly certify that it is not subject to backup withholding, generally on a substitute IRS Form W-9. Certain holders, including, among others, United States corporations are not subject to information reporting or backup withholding, but they may still need to furnish a substitute IRS Form W-9 or otherwise establish an exemption. Any amount withheld as backup withholding from payments to an exchanging America West Holdings stockholder will be creditable against the stockholder’s federal income tax liability, provided that it timely furnishes the required information to the IRS. America West Holdings stockholders and holders of rights should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.
Accounting Treatment
      For accounting purposes only, US Airways Group will account for the merger as a “reverse acquisition” using the purchase method of accounting in conformity with accounting principles generally accepted in the United States of America. Although the merger is structured such that America West Holdings will become a wholly owned subsidiary of US Airways Group at closing, America West Holdings will be treated as the acquiring company for accounting purposes in accordance with SFAS No. 141, “Business Combinations.” Because America West Holdings’ stockholders are expected to own approximately 39% of the shares of New US Airways Group after the merger as compared to the former US Airways Group creditors who will own 12%, which assumes the exchange of certain convertible debt and reflects the impact of certain securities that are dilutive at the per share price paid by the equity investors, America West Holdings will receive a larger number of designees to the New US Airways Group board of directors, and America West Holdings’ current Chairman and Chief Executive Officer will serve as Chairman and Chief Executive Officer of New US Airways Group after the merger, America West Holdings is deemed to be the acquiring company for accounting purposes.
Listing of New US Airways Group Common Stock
      US Airways Group will use its reasonable best efforts to cause the shares of New US Airways Group common stock to be issued in connection with the merger to be authorized prior to the completion of the merger for listing on the NYSE upon official notice of issuance. Listing of New US Airways Group common stock on the NYSE or Nasdaq Stock Market, subject to official notice of issuance, is a condition to completion of the merger. We are applying to have the shares of New US Airways Group common stock to be issued in the merger authorized for listing on the NYSE upon official notice of issuance under the symbol “[          ]”.
Dissenters’ Rights of Appraisal
      Under Delaware law, no appraisal rights will be available to holders of America West Holdings Class B common stock in connection with the merger.
      Under Section 262 of the Delaware General Corporation Law, holders of America West Holdings Class A common stock have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of common stock rather than the merger consideration. In order to obtain payment of fair value a dissenter must not vote in favor of the merger proposal. As noted in the section entitled “The Voting Agreement,” however, the holders of America West Class A common stock have entered into an agreement to vote in favor of the merger proposal if a majority of the holders of America West Holdings Class B common stock vote in favor of the merger. Therefore, the holders of Class A common stock are not expected to receive payment of fair value for their shares through the exercises of appraisal rights.
Delisting and Deregistration of America West Holdings Class B Common Stock
      If the merger is completed, America West Holdings common stock will be delisted from the NYSE and deregistered under the Exchange Act, and America West Holdings will no longer file periodic reports with the SEC.

Restrictions on Sales of Shares of New US Airways Group Common Stock Received by Affiliates in the Merger
      The shares of New US Airways Group common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares of New US Airways Group common stock issued to any person who is deemed to be an “affiliate” of America West Holdings under the Securities Act prior to the completion of the merger. Persons who may be deemed to be “affiliates” of America West Holdings prior to the completion of the merger include individuals or entities that control, are controlled by, or are under common control with, America West Holdings prior to the merger, and may include officers and directors, as well as significant stockholders of America West Holdings prior to the merger. The same restrictions apply to the spouses and certain relations of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Affiliates of America West Holdings prior to the merger may not sell any of the shares of New US Airways Group common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.
      US Airways Group’s registration statement, of which this proxy statement/ prospectus is a part, does not cover the resale of shares of New US Airways Group common stock to be received by affiliates of America West Holdings in the merger.
Interests of America West Holdings’ Directors and Executive Officers in the Merger
      In considering the recommendation of the America West Holdings board of directors with respect to the merger agreement and the transactions contemplated by the merger agreement, including the merger, you should be aware that certain members of the America West Holdings board of directors and certain America West Holdings executive officers have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of America West Holdings’ stockholders, generally. These interests include:

•	America West Holdings has entered into an employment agreement with Mr. Parker, dated as of February 24, 2004. Pursuant to the terms of his employment agreement, if Mr. Parker terminates his employment for any reason within 24 months of a change in control (which will occur upon the completion of the merger), then Mr. Parker will be entitled to receive:

•	a severance payment equal to 200% of the sum of his then current base salary plus the greater of (x) the average of his bonus with respect to the three calendar years immediately prior to the date of termination or (y) the target bonus for the year of termination,

•	accelerated vesting of all stock and other awards held by him pursuant to America West Holdings’ incentive compensation plans, which awards will remain exercisable for a period of 36 months or such longer period as provided by the terms of any specific award,

•	in respect of America West Holdings’ performance-based award plan, a payment equal to 200% of the greater of (x) 125% of his then current base salary or (y) the amount that would have been paid to him if the total stockholder return for the performance cycle ending on December 31 of the year in which his termination occurs had been measured as of the termination date,

•	continued benefits for himself and his dependents under all medical plans and programs maintained by America West Holdings for a period of 24 months from the date of termination,

•	continued term life insurance for a period of 24 months from the date of termination,

•	lifetime positive space travel privileges for himself and his wife and dependents, and

•	a tax gross-up payment to offset the taxes that could be imposed if any severance payments are considered to be “excess parachute payments” subject to excise tax under Section 4999 of the Internal Revenue Code.

•	America West Holdings has entered into executive change in control and severance benefits agreements with its executive officers, other than Mr. Parker. Pursuant to the terms of the executive change in control and severance benefits agreements, in the event of a change in control (which will occur upon the completion of the merger), all outstanding but unvested stock options held by covered executives pursuant to America West Holdings’ incentive compensation plans, an aggregate of [ ] options as of [month, day], 2005 will become fully vested and exercisable. Each covered executive also will become entitled to lifetime positive travel space privileges for the executive and his or her dependents. In addition, if the covered executive terminates his or her employment within 24 months of a change in control for good reason or is terminated for any reason other than misconduct or disability, the covered executive is entitled to receive:

•	a severance payment equal to 200% of the covered executive’s then current base salary plus a payment equal to 200% of the covered executive’s then current target bonus,

•	in respect of America West Holdings’ performance-based award plan, a payment equal to 200% of the greater of (x) the covered executive’s target award under the performance-based award plan or (y) the amount that would have been paid to the covered executive if the total stockholder return for the performance cycle ending on December 31 of the year in which his or her termination occurs had been measured as of the termination date,

•	continued benefits for the covered executive and his or her dependents under all medical plans and programs maintained by America West Holdings for a period of 24 months from the date of termination, and

•	extended exercisability of all vested stock options until the earlier of (x) the expiration of the stock options in accordance with their terms or (y) 18 months following the covered executive’s termination of employment.

•	The compensation committee of the board of directors of America West Holdings is considering working on an agreement with Mr. Parker whereby he would waive his rights under his employment agreement to receive the full severance benefits described above in the event that he voluntarily terminates his employment within 24 months following the merger. Such an agreement would be subject to the completion of the merger.

•	The merger agreement contemplates that certain of America West Holdings’ directors will be appointed to the board of directors of New US Airways Group following the merger. See the section entitled “The Merger Agreement — Post-Merger America West Holdings Governing Documents, Officers and Directors, New US Airways Group Governing Documents and Directors.”

•	The merger agreement contemplates that Mr. Parker will be Chairman and Chief Executive Officer of New US Airways Group following the merger. In addition, certain of America West Holdings’ other executive officers may be appointed as officers of New US Airways Group following the merger. See the section entitled “The Merger Agreement — Post-Merger America West Holdings Governing Documents, Officers and Directors, New US Airways Group Governing Documents and Directors.”

•	Members of the board of directors of America West Holdings, executive officers and spouses will have lifetime flight benefits of positive space first class.
      The America West Holdings board of directors was aware of these interests and considered them, among other factors, in making its recommendation with respect to the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Interests of America West Holdings’ Controlling Stockholders
      In connection with the merger agreement, the TPG Entities, which together beneficially own shares of America West Holdings Class A common stock representing approximately 55% of the voting power of America West Holdings, entered into a voting agreement with US Airways Group pursuant to which the TPG Entities have agreed, unless the voting agreement is terminated prior to the America West Holdings special meeting, to vote all shares of America West Holdings’ Class A common stock beneficially owned by the TPG Entities in favor of the adoption of the merger agreement if the majority of the outstanding shares of America West Holdings Class B common stock are voted in favor thereof and to vote against any amendment to America West Holdings’ certificate of incorporation or bylaws or other proposal or transaction that would impede the merger if a majority of the outstanding shares of America West Holdings Class B common stock are voted against any such amendment, proposal or transaction. In addition, the TPG Entities have also agreed with US Airways Group not to sell or otherwise transfer any shares of Class A common stock of America West Holdings prior to the termination of the voting agreement other than in accordance with the terms of the voting agreement.
      As a condition to America West Holdings’ federal loan guarantee from the ATSB, subject to certain exceptions, the TPG Entities have undertaken not to dispose of their Class A common stock for a period of ten years other than in connection with an offer to acquire all the shares of the America West Holdings’ Class B common stock accepted or approved by holders of a majority of the Class B common stock. The voting agreement may be terminated by the TPG Entities if the ATSB does not agree prior to the special meeting to terminate or waive the transfer restrictions contained in this agreement.
      In addition, an affiliate of the TPG Entities will receive $6.4 million as an advisory fee for providing financial advisory services rendered in connection with the merger and in contribution for and reimbursement of certain expenses incurred by the TPG Entities in connection with the merger. Richard P. Schifter is currently a vice president of TPG Advisors, which is an affiliate of the TPG Entities, and is also a director of America West Holdings.
Appointment to New US Airways Group Board of Directors
      Pursuant to the merger agreement, the US Airways Group board of directors will take all necessary action so that, at the effective time of the merger, the board of directors of New US Airways Group will consist of no more than 13 directors composed as follows:

•	two of the directors will be designated by US Airways Group to an initial one-year term, and each of them will be an independent director,

•	two of the directors will be designated by America West Holdings to an initial one-year term, and each of them will be an independent director,

•	one of the directors will be designated by US Airways Group to an initial two-year term, and he or she will be an independent director,

•	three of the directors will be designated by America West Holdings to an initial two-year term, and each of them will be independent directors,

•	one of the directors will be W. Douglas Parker, Chief Executive Officer of America West Holdings, who will also serve as Chairman of the Board, and will be appointed to an initial three-year term,

•	one of the directors will be Bruce Lakefield, President and Chief Executive Officer of US Airways Group and US Airways, Inc., who will also serve as Vice Chairman of the Board, and will be appointed to an initial three-year term and

•	each of three equity investors may nominate a director to an initial three-year term pursuant to the terms of their financing commitments.
      Other than Mr. Parker and Mr. Lakefield, we have not yet determined the identities of the new directors.

Change of Control Put Option Under America West Airlines, Inc.’s 7.25% Senior Exchangeable Notes
      Completion of the merger will constitute a “change of control” under America West Airlines, Inc.’s outstanding 7.25% Senior Exchangeable Notes due 2023 and will require America West Holdings to make an offer to purchase those notes within 30 days after the effective time of the merger at a purchase price of $343.61 per $1,000 principal amount at maturity. Under the terms of the notes and the related guarantee and exchange agreement, America West Airlines, Inc.’s obligation to purchase those notes may be satisfied at America West Holdings’ election by delivery of shares of New US Airways Group common stock having a “fair market value” of not less than $343.61 per $1,000 principal amount at maturity for a total of $86.8 million plus an additional $1.1 million of accrued but unpaid interest. For this purpose “fair market value” means 95% of the average market price of the New US Airways Group common stock calculated over the 5 business days ending on the third business day before the purchase date.
America West Holdings Warrants
      As compensation for various elements of America West Holdings’ financial restructuring completed in January 2002, America West Holdings issued a warrant to purchase 18.8 million shares of America West Holdings Class B common stock to the ATSB and additional warrants to purchase 3.8 million shares of its Class B common stock to other loan participants, in each case at an exercise price of $3 per share and a term of ten years. In the first quarter of 2004 and the third quarter of 2003, approximately 220,000 and 2.6 million warrants, respectively, were exercised at $3 per share. These warrant exercises were cashless transactions resulting in the issuance of approximately 1.6 million shares of America West Holdings Class B common stock. As of the date of this proxy statement/ prospectus, warrants to purchase 19.7 million shares of America West Holdings Class B common stock remain outstanding. Upon completion of the merger, the warrants will be converted into the right to receive, upon exercise and payment of the adjusted exercise price, in lieu of America West Holdings Class B common stock, the Class B merger consideration that the holder of such warrants would have received had the warrants been exercised immediately prior to the merger.

THE AMERICA WEST HOLDINGS SPECIAL MEETING
General
      This proxy statement/prospectus is being provided to America West Holdings Class A and Class B common stockholders as part of a solicitation of proxies by the America West Holdings board of directors for use at a special meeting of America West Holdings stockholders. This proxy statement/prospectus provides America West Holdings Class A and Class B common stockholders with the information they need to be able to vote or instruct their vote to be cast at the special meeting of America West Holdings stockholders.
Date, Time, Place and Purpose of the America West Holdings Special Meeting
      The special meeting of America West Holdings stockholders will be held on [Month, day], 2005 at 9:30 a.m., local time, at corporate headquarters, Annex Room A, 111 West Rio Salado Parkway, Tempe, Arizona.
      The America West Holdings special meeting is being held for the following purposes:

•	to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of May 19, 2005, by and among US Airways Group, Inc., America West Holdings Corporation and Barbell Acquisition Corp., a wholly owned subsidiary of US Airways Group, Inc., as amended, and to approve the merger.

•	to transact any other business within the preceding purpose as may properly come before the special meeting or any adjournments or postponements of the special meeting.
Recommendation of the America West Holdings Board of Directors
      As discussed elsewhere in this proxy statement/prospectus, America West Holdings stockholders are considering and voting to adopt the merger agreement and approve the merger. For the reasons described in this proxy statement/prospectus, the America West Holdings’ board of directors has unanimously approved the merger agreement and the merger and has determined that the merger is advisable, fair to and in the best interests of America West Holdings and its stockholders. Accordingly, the America West Holdings board of directors unanimously recommends that America West Holdings stockholders vote “FOR” adoption of the merger agreement and approval of the merger. See the section entitled “The Merger — Recommendation of the America West Holdings Board of Directors and Its Reasons for the Merger.”
Record Date; Outstanding Shares; Shares Entitled to Vote
      Only holders of record of America West Holdings Class A and Class B common stock at the close of business on the record date, [month, day], 2005, are entitled to notice of and to vote at the America West Holdings special meeting or any adjournment or postponement of that meeting. As of the record date, there were 859,117 shares of America West Holdings Class A common stock outstanding and entitled to cast 42,955,850 votes at the special meeting, held by two holders of record and [          ] shares of America West Holdings Class B common stock outstanding and entitled to cast the same number of votes at the special meeting held by approximately [          ] holders of record. Each holder of America West Holdings Class B common stock is entitled to one vote for each share of America West Holdings Class B common stock owned as of the record date and each holder of America West Holdings Class A common stock is entitled to 50 votes for each share of America West Holdings Class A common stock owned as of the record date. Accordingly, the total number of votes entitled to be cast at the special meeting as of the record date is [          ].
      A complete list of America West Holdings stockholders entitled to vote at the America West Holdings special meeting will be available for inspection both at the executive offices of America West Holdings during regular business hours for a period of no less than ten days before the special meeting and at the special meeting.

Quorum
      A quorum of stockholders is necessary to hold a valid special meeting of America West Holdings. The required quorum for the transaction of business at the special meeting is the presence, either in person or by proxy, of a majority of the aggregate voting power of the outstanding shares of America West Holdings Class A and Class B common stock that are entitled to vote at the special meeting. All shares of America West Holdings Class A and Class B common stock represented at the America West Holdings special meeting, including abstentions and “broker non-votes,” will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. A “broker non-vote” occurs when shares are held in “street name” by a broker, bank or other nominee on behalf of a beneficial owner and the beneficial owner does not instruct the broker, bank or nominee how to vote the shares at the special meeting for a proposal that is “non-routine” under the listing requirements of the NYSE, and therefore the broker does not have discretionary voting power on that proposal.
Vote Required
      The adoption of the merger agreement and approval of the merger will require the affirmative vote of a majority of the aggregate voting power of the outstanding shares of America West Holdings Class A and Class B common stock that are entitled to vote at the special meeting.
      We expect that brokers and other nominees, in the absence of instructions from the beneficial owners of the shares, will not have discretionary voting authority to vote those shares on the merger agreement and the merger. Because adoption of the merger agreement and approval of the merger requires the affirmative vote of a majority of the aggregate voting power of outstanding shares of America West Holdings Class A and Class B common stock, abstaining, not voting on the proposal, or failing to instruct your broker on how to vote shares of America West Holdings common stock held for you by the broker, will have the same effect as a vote against the adoption of the merger agreement and the approval of the merger.
Voting by America West Holdings Directors, Executive Officers and Majority Shareholder
      As of the record date for the America West Holdings special meeting, the directors and executive officers of America West Holdings as a group beneficially owned and were entitled to vote approximately [4,433,532] shares of America West Holdings common stock, or approximately [5.4]% of the aggregate voting power for all outstanding shares of America West Holdings Class A and Class B common stock on that date. Each director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of America West Holdings Class B common stock owned by him or her “FOR” the adoption of the merger agreement and approval of the merger.
      Pursuant to a voting agreement with US Airways Group, the TPG Entities have agreed to vote their shares of America West Holdings Class A common stock in favor of the adoption of the merger agreement if the majority of the outstanding shares of Class B common stock of America West Holdings are voted in favor thereof and to vote against any amendment to America West Holdings’ certificate of incorporation or bylaws or other proposal or transaction that would impede the merger if a majority of the outstanding shares of Class B common stock of America West Holdings are voted against any such amendment, proposal or transaction. As of the record date, the TPG Entities beneficially owned 859,117 shares of Class A common stock. Each of those Class A shares is entitled to 50 votes per share. This beneficial ownership represents approximately 55% of the combined voting power of America West Holdings Class A and Class B common stock. Further information concerning the voting agreement can be found under the section entitled “The Voting Agreement.”
Voting; Proxies; Revocation
      You may vote by proxy or in person at the America West Holdings special meeting. Votes cast by proxy or in person at the America West Holdings special meeting will be tabulated and certified by America West Holdings’ transfer agent, Computer Investor Services.

Voting by Proxy
      The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” If you hold your shares of America West Holdings common stock as a record holder, you may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, pre-addressed, postage-paid envelope or otherwise mailing it to America West Holdings, or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. A proxy card is enclosed for your use. Voting instructions are included on your proxy card. If you properly give your proxy and submit it to America West Holdings in time to vote, one of the individuals named as your proxy will vote your shares as you have directed.
      If you hold your shares of America West Holdings common stock in “street name,” which means your shares are held of record by a broker, bank or nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares. Your broker, bank or nominee may allow you to deliver your voting instructions over the Internet or by telephone. Please see the voting instructions from your broker, bank or nominee that accompany this proxy statement/prospectus.

Voting in Person
      If you plan to attend the America West Holdings special meeting and wish to vote in person, you will be given a ballot at the America West Holdings special meeting. If you are a stockholder of record, you may also submit a signed proxy card at the America West Holdings special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the America West Holdings special meeting, you must bring to the America West Holdings special meeting a proxy from the record holder of the shares authorizing you to vote at the America West Holdings special meeting.
      You should vote your proxy even if you plan to attend the America West Holdings special meeting. You can always change your vote at the America West Holdings special meeting.
      Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the America West Holdings special meeting in person.
      All properly signed proxies that are received prior to the America West Holdings special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, “FOR” approval and adoption of the merger agreement and transactions contemplated by the merger agreement, including the merger.

Revocation of Proxies
      If you are a holder of record, you may revoke your proxy at any time before your proxy is voted at the America West Holdings special meeting by taking any of the following actions:

•	delivering a signed written notice of revocation bearing a date later than the date of the proxy, stating that the proxy is revoked to the Secretary of America West Holdings at the following address: Patricia A. Penwell, Corporate Secretary, America West Holdings Corporation, 111 West Rio Salado Parkway, Tempe, Arizona 85281;

•	signing and delivering a new proxy, relating to the same shares and bearing a later date;

•	submitting another proxy by telephone or on the Internet (your latest telephone or Internet voting instructions are followed); or

•	attending the America West Holdings special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.
      If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.

      Written notices of revocation and other communications with respect to the revocation of America West Holdings proxies should be addressed to: America West Holdings Corporation, 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attn: Patricia A. Penwell.
Proxy Solicitation
      America West Holdings is soliciting proxies for the America West Holdings special meeting from America West Holdings Class A and Class B stockholders. America West Holdings will bear the entire cost of soliciting proxies from America West Holdings Class A and Class B stockholders. In addition to the solicitation of proxies by mail, America West Holdings will request that brokers, banks and other intermediaries send proxies and proxy materials to the beneficial owners of America West Holdings Class A and Class B common stock held by them and secure their voting instructions, if necessary. America West Holdings may reimburse those record holders for their reasonable expenses in so doing. America West Holdings has also made arrangements with [                    ] to assist it in soliciting proxies, and has agreed to pay a fee of approximately $[          ] plus expenses for those services. America West Holdings also may use several of its regular employees, who will not be specially compensated, to solicit proxies from America West Holdings stockholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.
Other Business
      America West Holdings does not expect that any matter other than the proposals presented in this proxy statement/prospectus will be brought before the America West Holdings special meeting. However, if other matters incident to the conduct of the special meeting are properly presented at the special meeting or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters.
Assistance
      If you need assistance in completing your proxy card or have questions regarding the America West Holdings special meeting, please contact America West Holdings’ Secretary at (480) 693-0800 or write to America West Holdings Corporation, 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attn: Patricia A. Penwell.

THE MERGER AGREEMENT
      This section of the proxy statement/prospectus describes material aspects of the merger agreement. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the full text of the Agreement and Plan of Merger, which is attached as Annex A and the other documents to which we refer you for a more complete understanding of the merger. In addition, we incorporate important business and financial information about America West Holdings into this proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Additional Information — Where You Can Find More Information about America West Holdings and US Airways Group.”
Structure of the Merger
      Upon completion of the merger, Barbell Acquisition Corp., a wholly owned subsidiary of US Airways Group, newly organized to effect the merger, will merge with and into America West Holdings. America West Holdings will become a wholly owned subsidiary of New US Airways Group.
Closing and Effective Time of the Merger
      The closing of the merger will occur on the fifth business day after the satisfaction or waiver of all of the closing conditions provided in the merger agreement, except for those conditions that, by their terms, are to be satisfied at the closing (but subject to the satisfaction or waiver of those conditions), or on such other date as America West Holdings and US Airways Group may agree.
      As soon as practicable following the closing, America West Holdings and US Airways Group will deliver an executed and acknowledged certificate of merger to the Secretary of State of the State of Delaware. At that time, or at such later time as may be agreed by the parties in writing and specified in the certificate of merger, the merger will become effective.
Post-Merger America West Holdings Governing Documents, Officers and Directors; New US Airways Group Governing Documents and Directors
      America West Holdings Governing Documents. At the effective time of the merger, the certificate of incorporation of Barbell Acquisition Corp. in effect at the effective time of the merger will be the certificate of incorporation of America West Holdings and the bylaws of Barbell Acquisition Corp. in effect at the effective time of the merger will be the bylaws of America West Holdings, in each case until subsequently amended as provided therein or by applicable laws. However, the certificate of incorporation of America West Holdings will be amended at the effective time of the merger to reflect the fact that the corporation’s name is “America West Holdings Corporation.”
      America West Holdings Officers and Directors. The officers of America West Holdings at the effective time of the merger will, from and after the effective time, be the officers of post-merger America West Holdings until their successors will have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with America West Holdings’ certificate of incorporation and bylaws. The chief executive officer of US Airways Group immediately prior to effective time of the merger and the chief executive officer of America West Holdings immediately prior to effective time of the merger will, from and after the effective time of the merger, be the directors of post-merger America West Holdings.
      New US Airways Group Governing Documents. At the effective time of the merger, the certificate of incorporation of New US Airways Group will be amended and restated in its entirety and the bylaws of New US Airways Group will be amended and restated in their entirety, in each case until thereafter amended as provided therein or by applicable laws.
      New US Airways Group Board of Directors. The merger agreement provides that at the effective time of the merger, the board of directors of New US Airways Group will consist of 13 directors composed as follows: (i) two of the directors will be designated by US Airways Group to an initial one-year term, and each of them will be an independent director, (ii) two of the directors will be designated by America West Holdings to an initial one-year term, and each of them will be an independent director, (iii) one of the directors will be designated by US Airways Group to an initial two-year term, and he or she will be an independent director, (iv) three of the directors will be designated by America West Holdings to an initial two-year term, and each of them will be independent directors, (v) one of the directors will be W. Douglas Parker, Chairman and Chief Executive Officer of America West Holdings, who will also serve as Chairman of the Board, and will be appointed to an initial three-year term, (vi) one of the directors will be Bruce Lakefield, President and Chief Executive Officer of US Airways Group and US Airways, Inc., who will also serve as Vice Chairman of the Board, and will be appointed to an initial three-year term and (vii) three of the directors will be nominated by the equity investors to an initial three-year term pursuant to the terms of their financing commitments.
The Merger Consideration
      US Airways Group Common Stock. At the effective time of the merger, the existing US Airways Group common stock will be cancelled and shares of New US Airways Group common stock will be issued in accordance with the merger agreement and the investment agreements.
      Conversion of America West Holdings Common Stock. At the effective time of the merger, each share of America West Holdings Class A common stock issued and outstanding immediately prior to the effective time (other than any shares of America West Holdings Class A common stock owned by US Airways Group, America West Holdings or any of their respective subsidiaries, which shares are not beneficially owned by third parties) will be converted into the right to receive 0.5362 of a share of New US Airways Group common stock, together with the right, if any, to receive cash in lieu of fractional shares of New US Airways Group common stock. At the effective time of the merger, each share of America West Holdings Class B common stock issued and outstanding immediately prior to the effective time (other than any shares of America West Holdings Class B common stock owned by US Airways Group, America West Holdings or any of their respective subsidiaries, which shares are not beneficially owned by third parties) will be converted into the right to receive 0.4125 of a share of New US Airways Group common stock, together with the right, if any, to receive cash in lieu of fractional shares of New US Airways Group common stock. The exchange ratios above reflect the current Class A merger consideration and Class B merger consideration as adjusted in accordance with the terms of the merger agreement to reflect any increase above $500 million of the pre-investment valuation of US Airways Group. As a result of the new equity investment in New US Airways Group by certain investors advised by Wellington at a per share price of $16.50, as opposed to the $15.00 per share paid by the other new equity investors, the merger agreement will be amended to reflect the increase in the Class A merger consideration and the Class B merger consideration.
      Cancellation of Other America West Holdings Common Stock. At the effective time of the merger, shares of America West Holdings common stock owned by US Airways Group, America West Holdings or any of their respective subsidiaries, except for shares that are beneficially owned by third parties, will be cancelled and retired without payment of any consideration therefor and will cease to exist.
      Conversion of Barbell Acquisition Corp. Stock. At the effective time of the merger, each share of common stock of Barbell Acquisition Corp. issued and outstanding immediately prior to the effective time will be converted into one share of common stock, par value $0.01 per share, of America West Holdings.
      Fractional New US Airways Group Common Shares. Fractional shares of New US Airways Group common stock will not be issued upon completion of the merger. Instead, any holder of shares of America West Holdings common stock who otherwise would have been entitled to receive a fractional share of New US Airways Group common stock will be entitled to receive a cash payment in an amount equal to the product obtained by multiplying (1) the fractional part of a share of New US Airways Group common stock an America West Holdings stockholder would otherwise be entitled to receive by (2) the average closing price for a share of New US Airways Group common stock as reported on the NYSE Composite Transactions Tape for the three trading days following the day on which the merger becomes effective. No interest will be paid or accrued on cash payable to holders in lieu of fractional shares.
      Exchange Procedures. As soon as practicable after the effective time of the merger, an exchange agent selected by US Airways Group with America West Holdings’ approval will provide appropriate transmittal materials to holders of record of America West Holdings common stock as of the effective time of the merger, advising such holders of the procedure for surrendering their shares to the exchange agent. Upon the surrender of the holder’s shares of America West Holdings common stock, the holder will be entitled to receive in exchange for these shares:

•	whole shares of New US Airways Group common stock that the holder is entitled to receive pursuant to the merger, as described in “Conversion of America West Holdings Common Stock” above; and

•	a check in the amount, after giving effect to any required tax withholdings, of any cash payable in lieu of fractional shares plus any unpaid non-stock dividends and any other dividends or other distributions that the holder has the right to receive as described in the next paragraph.
      All shares of New US Airways Group common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time of the merger. Whenever a dividend or other distribution is declared by New US Airways Group in respect of New US Airways Group common stock, the record date for which is after the effective time of the merger, that declaration will include dividends or other distributions in respect of all shares issuable pursuant to the merger agreement. No dividends or other distributions in respect of New US Airways Group common stock will be paid to any holder of any unsurrendered shares of America West Holdings common stock until the unsurrendered shares of America West Holdings common stock are surrendered for exchange. Any holder of unsurrendered shares of America West Holdings common stock will be entitled to vote after the effective time of the merger at any meeting of New US Airways Group stockholders the number of whole shares of New US Airways Group common stock that holder is entitled to receive in the merger, regardless of whether the holder shall have exchanged its shares. In the case of any shares of America West Holdings common stock that are not represented by certificates, the exchange agent will issue at the effective time of the merger the shares of New US Airways Group common stock to which those holders are entitled without any action by those holders.
      Adjustments to Prevent Dilution. If, between the date of the merger agreement and the effective time of the merger, America West Holdings changes the number of issued and outstanding shares of America West Holdings common stock or securities convertible or exchangeable into or exercisable for shares of America West Holdings common stock, or US Airways Group changes the number of issued and outstanding shares of US Airways Group common stock, or securities convertible or exchangeable into or exercisable for shares of New US Airways Group common stock, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, then the applicable exchange ratio will be equitably adjusted.
      Stock Options and Other Stock Awards. In connection with the merger, each outstanding America West Holdings stock option will be converted into an option to purchase the number of shares of New US Airways Group common stock that is equal to the product of the number of shares of America West Holdings Class B common stock that could have been purchased before the merger upon the exercise of the option multiplied by 0.4125 and rounded up to the nearest whole share. The exercise price per share of New US Airways Group common stock for the converted option will be equal to the exercise price per share of America West Holdings Class B common stock subject to the option before the conversion divided by 0.4125 and rounded down to the nearest whole cent. The other terms of each America West Holdings stock option applicable before the conversion will continue to apply to the converted option after the conversion. Except as specifically provided above and to the extent the terms, conditions and restrictions may be altered in accordance with their terms as a result of the merger, following the effective time of the merger, each America West Holdings stock option will continue to be governed by the same terms and conditions as were applicable under that America West Holdings stock option immediately prior to the effective time of the merger, including its vesting schedule and expiration date.

      At the effective time of the merger, each right of any kind, contingent or accrued, to acquire or receive shares of America West Holdings Class B common stock or benefits measured by the value of America West Holdings Class B common stock, and each award of any kind consisting of shares of America West Holdings Class B common stock that may be held, awarded, outstanding, payable or reserved for issuance under any America West Holdings stock plans or benefit plans, other than America West Holdings stock options, will be deemed to be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of shares of New US Airways Group common stock obtained by multiplying the number of shares of America West Holdings Class B common stock subject to that award immediately prior to the effective time of the merger by the exchange ratio of 0.4125, and each such right will otherwise be subject to the terms and conditions applicable to such right under the relevant America West Holdings stock plan or other benefit plan.
Representations and Warranties
      The merger agreement contains representations and warranties made by America West Holdings to US Airways Group and Barbell Acquisition Corp. and by US Airways Group and Barbell Acquisition Corp. to America West Holdings. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the companies have exchanged in connection with signing the merger agreement. While US Airways Group and America West Holdings do not believe that the disclosure letters contain information that securities laws require the companies to publicly disclose other than information that has already been so disclosed, the disclosure letters may contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on any of these representations and warranties as characterizations of the actual state of facts, since they may be modified in important respects by the underlying disclosure letters. Each company’s disclosure letter contains information that in some cases has been included in that company’s general prior public disclosures, and also may contain additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.
      The merger agreement contains customary and substantially reciprocal representations and warranties by each of US Airways Group, Barbell Acquisition Corp. and America West Holdings relating to, among other things:

•	organization, good standing and qualification;

•	capital structure;

•	corporate authority, approval and fairness matters;

•	governmental filings, absence of violations and certain contracts;

•	SEC filings and financial statements;

•	absence of certain changes;

•	litigation and liabilities;

•	employee benefit plans;

•	compliance with laws and licenses;

•	material contracts;

•	real property;

•	takeover statutes;

•	environmental matters;

•	taxes;

•	labor matters;

•	intellectual property and information technology assets;

•	Foreign Corrupt Practices Act matters;

•	aircraft;

•	slots;

•	equipment;

•	U.S. citizen and air carrier status;

•	insurance; and

•	brokers and finders.
Covenants and Agreements
      Conduct of Business Pending the Merger. The merger agreement provides that, from the date of the merger agreement until the termination of the merger agreement or effective time of the merger, the business of the parties and their respective subsidiaries will be conducted in the ordinary and usual course and, to the extent consistent therewith, the parties and their respective subsidiaries will use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the present employees and agents of the parties and their respective subsidiaries. In addition, the parties may not knowingly take or permit any of their respective subsidiaries to take any action or refrain from taking any action that would be reasonably and foreseeably likely to prevent the closing conditions in the merger agreement not to be satisfied.
      The merger agreement also provides that, from the date of the merger agreement until the effective time of the merger, except as otherwise expressly required by the merger agreement or applicable laws, or except as US Airways Group or America West Holdings, as applicable, may approve in writing (which approval may not be unreasonably withheld or delayed), and subject to certain other agreed upon exceptions, each of the parties will not and will not permit its respective subsidiaries to:

•	adopt or propose any change in its certificate of incorporation or bylaws or amend any term of the company’s shares;

•	merge or consolidate the company or any of its subsidiaries with any other person, except for any such transactions among wholly owned subsidiaries of the company that are not obligors or guarantors of third-party indebtedness;

•	adopt a plan of liquidation;

•	acquire assets outside of the ordinary course of business from any other person with a value or purchase price in excess of $10 million in the aggregate, subject to certain exceptions;

•	issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the company or any of its subsidiaries, any securities convertible or exchangeable into or exercisable for any shares of that capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights to acquire any shares of that capital stock or those convertible or exchangeable securities, other than the issuance of shares by a wholly owned subsidiary of the company to the company or pursuant to the company’s stock plans or individual employment agreements to which the company is a party;

•	create or incur any lien material to the company or any of its subsidiaries on any assets of the company or any of its subsidiaries having a value in excess of $10 million, subject to certain exceptions;

•	make any loans, advances or capital contributions to or investments in any person in excess of $10 million in the aggregate;

•	declare, set aside or pay any dividend or distribution on any shares of the company’s common stock or any shares of capital stock of any subsidiaries, subject to certain exceptions;

•	reclassify, split, combine, subdivide or repurchase, redeem or otherwise acquire any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•	incur any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the company or any of its subsidiaries, except for:

•	indebtedness incurred in the ordinary course of business not to exceed $10 million in the aggregate,

•	indebtedness in replacement of existing indebtedness on customary commercial terms,

•	guarantees by the company of indebtedness of its wholly owned subsidiaries or guarantees by subsidiaries of indebtedness of the company, or

•	interest rate swaps on customary commercial terms consistent with past practice and not to exceed $10 million of notional debt in the aggregate in addition to notional debt currently under swap or similar arrangements;

•	make or authorize any capital expenditure, subject to certain exceptions;

•	other than in the ordinary course of business, enter into any contract that would have been a “material contract” for purposes of the merger agreement had it been entered into prior to the date of the merger agreement;

•	make any changes with respect to accounting policies or procedures, except as required by changes in generally accepted accounting principles or by applicable law or as the company, after consultation with the other party to the merger agreement and each party’s independent auditors, determines in good faith is preferable;

•	settle any litigation or other proceedings before a governmental entity for an amount to be paid by the company or any of its subsidiaries greater than $10 million or which would be reasonably likely to have a material adverse impact on its or its subsidiaries’ operations, except, in the case of US Airways Group, in connection with the debtors’ plan of reorganization;

•	amend or modify in any material respect, or terminate or waive any material right or benefit under, any material contract or cancel, modify or waive any debts or claims or waive any rights having in each case a value in excess of $10 million, other than in the ordinary course of business and other, in the case of US Airways Group, than in connection with the debtors’ plan of reorganization;

•	make any material tax election or take any material position on any material tax return filed on or after the date of the merger agreement or adopt any method that is inconsistent with elections made, positions taken or methods used in preparing or filing similar tax returns in prior periods, except as required by law or by any currently effective tax sharing agreement;

•	sell, lease, license, leaseback, abandon or otherwise dispose of any assets of the company or its subsidiaries except in the ordinary course of business or obsolete assets or sales, leases, licenses, leasebacks, abandonments or other dispositions of assets with a fair market value of not more than $10 million in respect of any one asset and not more than $15 million in the aggregate, subject to certain exceptions;

•	except in connection with the replacement of any existing employee or as will be disclosed in the debtors’ plan of reorganization or as required by agreements in effect prior to the date of the merger agreement or as otherwise required by applicable law:

•	enter into any commitment to provide any severance or termination benefits to, or amend any existing arrangement with, any director, officer or employee of the company or any of its subsidiaries;

•	increase the benefits payable under any existing severance or termination benefit policy or employment agreement;

•	enter into any employment severance, change in control, termination, deferred compensation or other similar agreement, or amend any such existing agreement, with any director, officer or employee of the company or any of its subsidiaries;

•	establish, adopt, amend or terminate any compensation and benefit plan;

•	increase the compensation, bonus or other benefits of, make any new awards under any compensation and benefit plan to, or pay any bonus to any director, officer, employee, consultant or independent contractor of the company or any of its subsidiaries, except for increases, new awards or payments in the ordinary course of business consistent with past practice for employees other than certain executive officers;

•	take any action to fund, secure the payment of or accelerate the vesting or payment of compensation or benefits under any compensation and benefit plan, except as required pursuant to its terms;

•	materially change any actuarial or other assumptions used to calculate funding obligations with respect to any compensation and benefit plan or change the manner in which contributions to those plans are made or the basis on which those contributions are determined, except as may be required by generally accepted accounting principles;

•	amend the terms of any outstanding equity-based award;

•	provide for accelerated vesting, removal of restrictions or exercisability of any stock based or stock related awards upon a change in control occurring on or prior to the effective time of the merger; or

•	enter into any new collective bargaining agreements or amendments to existing collective bargaining agreements;

•	decrease or defer in any material respect the level of training provided to the employees of the company or any of its subsidiaries or the level of costs expended in connection therewith;

•	fail to keep in effect any governmental route authority in effect and used by any subsidiary of the company as of the date of the merger agreement, unless that failure occurs in the ordinary course of business consistent with past practice;

•	make any material changes to the flight routes flown by the company, other than changes in the ordinary course of business consistent with past practice;

•	fail to maintain insurance at levels at least comparable to current levels or otherwise in a manner inconsistent with past practice;

•	take any action, or fail to take action, which action or failure could result in the loss of the company’s takeoff and landing slots with an aggregate value in excess of $10 million;

•	fail to notify the other party in writing of any incidents or accidents occurring on or after the date of the merger agreement involving any property owned or operated by the company that resulted or could result in damages or losses in excess of $10 million;

•	fail to continue, in respect of all of the company’s aircraft, all material maintenance programs consistent with past practice (except as required or permitted by applicable law), including using reasonable best efforts to keep all such aircraft in such condition as may be necessary to enable the airworthiness certification of such aircraft under the Federal Aviation Act to be maintained in good standing at all times; or

•	agree or commit to do any of the foregoing.
      Bankruptcy Covenants. US Airways Group agreed to file, within two days after signing the merger agreement, a motion for an order approving a process for dealing with competing offers, which we refer to as the “bidding procedures,” and approving the termination fee provisions of the merger agreement, and to seek to have that order approved by the bankruptcy court within 11 days of filing. The merger agreement also provides that US Airways Group must seek bankruptcy court approval of the transactions contemplated by the merger agreement or a competing offer as the approved proposal. America West Holdings must take such actions as are reasonably requested by US Airways Group to assist in obtaining the approval of the bidding procedures and the approved proposal. US Airways Group filed such motion on May 20, 2005 and an order was entered on June 1, 2005 approving the bidding procedures.
      The merger agreement provides that until the earlier to occur of the date that is 35 days after the order approving the bidding procedures and the date that the merger agreement or any competing proposal becomes the approved proposal, a date which we refer to as the “auction termination date,” US Airways Group is permitted to solicit inquiries, proposals, offers or bids from, and negotiate with, any person regarding a qualified competing plan proposal (as more fully discussed in the bidding procedures) solely in accordance with the bidding procedures. However, US Airways Group may not enter into, or seek bankruptcy court approval of, any agreement with respect to that qualified competing plan proposal unless it has been determined to be the best and final qualified bid as contemplated by the bidding procedures pursuant to the bidding procedures and the merger agreement has not become the approved proposal. Notwithstanding anything in the merger agreement to the contrary, US Airways Group may not offer, agree to, or seek approval from the bankruptcy court for, and must use its best efforts to object to any request by any other party for, any termination fee, work fee, expense reimbursement or any other benefit or protection for any person other than America West Holdings in connection with any proposed acquisition of or investment in US Airways Group other than in connection with financing commitments from the equity investors. US Airways Group must notify America West Holdings in writing within one business day following US Airways Group’s determination that any qualified competing plan proposal is higher and better than the merger agreement.
      If the merger agreement becomes the approved proposal, America West Holdings is thereafter entitled to seek injunctive relief to enforce the provisions discussed below in “Acquisition Proposals,” the provisions discussed below in the last sentence of “Termination Fees and Expenses,” or the provisions of the order of the bankruptcy court approving the bidding procedures.
      Under the terms of the order of the bankruptcy court approving the bidding procedures, the official committee of unsecured creditors of US Airways Group is subject to certain restrictions and requirements with respect to alternative acquisition proposals as they relate to US Airways Group. These restrictions and requirements are similar in nature to those applicable to America West Holdings as described below in the section entitled “— Acquisition Proposals.”
      In connection with any proceedings in the bankruptcy court related to the bidding procedures, the order approving the approved proposal or the transactions contemplated by the merger agreement (or any qualified competing plan proposal), US Airways Group must provide to America West Holdings copies of all motions, objections, pleadings, notices, proposed orders and other documents that are filed by or on behalf of US Airways Group as soon as reasonably practicable prior to filing with the bankruptcy court and America

West Holdings must provide to US Airways Group copies of all motions, objections, pleadings, notices, proposed orders and other documents that are filed by or on behalf of America West Holdings as soon as reasonably practicable prior to filing with the bankruptcy court.
      US Airways Group and America West Holdings must make all reasonable efforts to obtain as soon as possible the approvals of the debtors’ plan of reorganization by majorities of any class defined in the plan, and cause the order confirming the plan to be entered and become a final order no later than September 1, 2005.
      Acquisition Proposals. The merger agreement provides that neither party, nor any of its subsidiaries or any of the officers and directors of either party or any of its subsidiaries will, and each party will cause its and its subsidiaries’ employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its subsidiaries, not to, directly or indirectly:

•	initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer, which we refer to as an acquisition proposal, with respect to:

•	a merger, reorganization, share exchange, consolidation or similar transaction involving America West Holdings or US Airways Group, as applicable;

•	any purchase of an equity interest or interests in America West Holdings or US Airways Group, as applicable; or

•	any purchase of assets, securities or ownership interests of America West Holdings or US Airways Group, as applicable and their respective subsidiaries.

•	provide any confidential information or data to, or engage in any negotiations with, any person relating to an acquisition proposal, or otherwise knowingly encourage or facilitate any effort or attempt by any person other than US Airways Group and Barbell Acquisition Corp. to make or implement an acquisition proposal.
      The merger agreement provides that these restrictions would not prevent either party or its board of directors from complying with its disclosure obligations under the Exchange Act, with regard to an acquisition proposal. The merger agreement further provides that, in the case of US Airways Group, these restrictions only apply after the auction termination date.
      The merger agreement also provides that the above restrictions would not prevent America West Holdings or its board of directors, at any time prior to, but not after, the time the merger agreement is adopted by requisite vote of America West Holdings stockholders, from:

•	providing information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal if the America West Holdings board of directors receives from the person so requesting the information an executed confidentiality agreement (excluding standstill provisions) on customary terms;

•	engaging in any discussions or negotiations with any person who has made an unsolicited bona fide written acquisition proposal if the America West Holdings board of directors receives from that person an executed confidentiality agreement (excluding standstill provisions) on customary terms; or

•	recommending such an unsolicited bona fide written acquisition proposal to the America West Holdings stockholders.
      These restrictions apply if and only to the extent that:

•	in the case referred to in the last bullet point of the previous paragraph, the America West Holdings board of directors determines in good faith, after consultation with its financial advisor and outside counsel, taking into account all legal, financial and regulatory aspects of the proposal, the likelihood of obtaining financing, and the person making the proposal, that such acquisition proposal (which must involve at least 50% of the assets or equity securities of

America West Holdings), if completed, is more favorable, from a financial point of view, taking into account the likelihood of completion, to America West Holdings’ stockholders than the transactions contemplated by the merger agreement, in each case taking into account any revisions to the terms of the transactions contemplated by the merger agreement (any such more favorable acquisition proposal is referred to in this document as a superior proposal);

•	in the case referred to in the first two bullet points of the previous paragraph, the America West Holdings board of directors reasonably determines that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal; and

•	in the case referred to in the last bullet point of the previous paragraph, US Airways Group must have had written notice of America West Holdings’ intention to take the action referred to in that bullet point at least five business days prior to the taking of that action by America West Holdings and America West Holdings has complied with the following paragraph.

      The merger agreement provides that US Airways Group and America West Holdings must notify the other party as promptly as practicable (and, in any event, within 24 hours) if any inquiries, proposals or offers with respect to any acquisition proposal or potential acquisition proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its representatives, indicating, in connection with that notice, the name of the person and the material terms and conditions of any proposal or offer and thereafter must keep the other party informed, on a current basis, on the status and terms of any such proposal or offer and the status of any such discussions or negotiations.
      The merger agreement further provides that during the five business day period prior to its recommending an acquisition proposal to America West Holdings’ stockholders, America West Holdings and its representatives will negotiate in good faith with US Airways Group and its representatives regarding any revisions to the terms of the transaction contemplated by the merger agreement proposed by US Airways Group and that America West Holdings may take any such action with respect to an acquisition proposal that is a superior proposal only if it continues to be a superior proposal in light of any revisions to the terms of the transaction contemplated by the merger agreement to which US Airways Group may have agreed prior to the expiration of the five business day period.
      America West Holdings will deliver to US Airways Group a new notice of superior proposal with respect to each acquisition proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend that acquisition proposal to America West Holdings’ stockholders and a new five business day period will commence with respect to each such materially revised or modified acquisition proposal from the time US Airways Group receives a notice of superior proposal with respect thereto. America West Holdings will provide any information to US Airways Group that it is providing to another person in connection with an acquisition proposal as permitted by the merger agreement at the same time it provides it to that other person.
      The merger agreement provides that America West Holdings must immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted with respect to any acquisition proposal. America West Holdings must promptly request each person that has executed a confidentiality agreement in connection with its consideration of a transaction with America West Holdings to return or destroy all confidential information furnished prior to the execution of the merger agreement to or for the benefit of that person by or on behalf of America West Holdings or any of its subsidiaries. America West Holdings must take the necessary steps to promptly inform its representatives of the obligations undertaken with respect to acquisition proposals.
      The merger agreement provides that if US Airways Group becomes legally obligated to consider or enter into any discussions of any kind regarding an acquisition proposal, US Airways Group and its representatives will negotiate in good faith with America West Holdings and its representatives regarding any revisions to the terms of the transaction contemplated by the merger agreement such that US Airways Group and its representatives agree that the merger agreement as so revised constitutes the best transaction available to

US Airways Group and its estate. US Airways Group will provide any information to America West Holdings that it is providing to another person at the same time it provides it to that other person.
      The merger agreement provides that after the auction termination date, US Airways Group must immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person other than America West Holdings with respect to any acquisition proposal. Upon the merger agreement becoming the approved proposal, US Airways Group must promptly request each person that has executed a confidentiality agreement in connection with its consideration of a transaction with US Airways Group to return or destroy all confidential information furnished prior thereto. US Airways Group must take the necessary steps to promptly inform its representatives of the obligations undertaken with respect to acquisition proposals.
      Stockholders Meeting. The merger agreement requires America West Holdings to call and hold a stockholders meeting to vote upon the adoption of the merger agreement as promptly as practicable after this registration statement becomes effective and in any event within 120 days after the date of the merger agreement, or, if later, not more than 60 days after effectiveness of this document. Additionally, subject to specified conditions related to its fiduciary duties, the board of directors of America West Holdings has agreed to recommend that its stockholders vote in favor of the merger agreement.
      Reasonable Best Efforts. Each of America West Holdings, US Airways Group and their respective subsidiaries will use their reasonable best efforts to take all necessary actions to comply with all legal requirements which may be imposed on that party with respect to the merger and to complete the transactions contemplated by the merger agreement as soon as practicable, including making any necessary filings with governmental entities, and obtaining all necessary or advisable consents, registrations, approvals, permits and authorizations from any third parties and/or governmental entities, as soon as practicable. If any lawsuits or other legal proceedings challenge the completion of the merger or other transactions contemplated by the merger agreement, America West Holdings and US Airways Group agree to use their reasonable best efforts to resolve any such challenges.
      Amendment of Certain Agreements. Each of US Airways Group and America West Holdings have agreed that, without the prior consent of the other party, it will not enter into, amend, modify or waive any of its rights under any definitive agreements relating to the equity investors, any agreements with the ATSB (other than the Undertaking, dated as of January 18, 2002, among America West Holdings, the ATSB and the TPG Entities) or any agreements with GE or any of its subsidiaries.
      Publicity. America West Holdings and US Airways Group have agreed to consult with each other prior to issuing any press releases or public announcements with respect to the transactions contemplated by the merger agreement and prior to making any filings with any third party or governmental entity with respect thereto, except as may be required by applicable law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any governmental entity.
      Employee Matters. US Airways Group has agreed that it will cause America West Holdings after the merger to honor all America West Holdings compensation and benefit plans, other than collective bargaining agreements, in accordance with their terms as in effect immediately before the effective time of the merger, subject to any amendment or termination of those plans that may be permitted by the terms of that plan and applicable law.
      Subject to the terms of any applicable collective bargaining agreement, US Airways Group will cause any New US Airways Group compensation and benefit plans that cover the employees of America West Holdings and its subsidiaries who are employed by New US Airways Group or any of its subsidiaries at or after the effective time of the merger, which we refer to as continuing employees, to treat the employment and service of the continuing employees with America West Holdings and its subsidiaries and any predecessor employers through the date the merger closes as employment and service with New US Airways Group and its subsidiaries for eligibility and vesting purposes, but not benefit accrual purposes under any defined benefit pension plan, under the New US Airways Group compensation and benefit plans. Subject to the terms of any applicable collective bargaining agreement, the continuing employees and their dependents and beneficiaries will not be required for the calendar year that includes the closing date of the merger to satisfy any deductible, co-payment, out-of pocket maximum or similar requirements under any New US Airways Group compensation and benefit plan that provides medical, dental and other welfare benefits to the continuing employees and their beneficiaries to the extent of amounts previously credited for those purposes under the medical, dental and other welfare benefit plans of America West Holdings and its subsidiaries that covered the continuing employees prior to the closing date of the merger, and any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in that New US Airways Group compensation and benefit plan will not apply with respect to the continuing employees and their dependents and beneficiaries, except to the extent such waiting periods, exclusions or requirements were applicable under the America West Holdings compensation and benefit plans at the effective time of the merger.
      Fees and Expenses. Whether or not the merger is completed, the parties will pay all of their own costs and expenses incurred in connection with the merger agreement and the merger, except that US Airways Group and America West Holdings will each be responsible for half of the costs incurred in connection with any filings made under the HSR Act.
      Indemnification and Directors’ and Officers’ Insurance. US Airways Group and America West Holdings have agreed to indemnify and hold harmless the directors and officers of America West Holdings and its subsidiaries for costs arising out of matters existing or occurring at or prior to the effective time of the merger. New US Airways Group has agreed to maintain directors’ and officers’ liability insurance for six years following the effective time of the merger.
      Affiliates. America West Holdings agreed to deliver to US Airways Group prior to the closing date of the merger a letter identifying all persons who are, at the time the merger agreement is submitted for adoption by the stockholders of America West Holdings, “affiliates” of America West Holdings for purposes of Rule 145 of the rules and regulations promulgated under the Securities Act. America West Holdings will use reasonable best efforts to cause each of these persons to deliver to US Airways Group on or prior to the closing date a written agreement.
      Adjustment for Increase in Pre-Investment Valuation of US Airways Group. America West Holdings and US Airways Group agreed that if US Airways Group enters into any reorganization, sale, merger, consolidation, joint venture, recapitalization, stand-alone plan, sale of assets or equity interests, or other combination or disposition or similar transaction involving US Airways Group as part of the plan of reorganization with respect to which the pre-money equity valuation of US Airways Group exceeds $500 million, the parties will amend the merger agreement to adjust the applicable exchange ratios appropriately such that 40% of the excess of the pre-investment equity valuation of US Airways Group pursuant to such transaction over $500 million will, in the aggregate, be allocated to the aggregate Class A merger consideration, the aggregate Class B merger consideration and the value of the equity participation, if any. The equity participation, which will be delivered to such person or persons as America West Holdings may designate in its sole discretion, will be equal to the shares of New US Airways Group common stock representing 28% of the 40% of the excess of the pre-investment equity valuation of New US Airways Group pursuant to a transaction described in the preceding sentence over $500 million. The remaining 60% will be allocated to certain US Airways Group creditors. Because the Wellington investment is at a price of $16.50 per share, as opposed to the $15.00 per share price paid by the other new equity investors, the merger agreement will be amended in accordance with its terms to adjust the exchange ratios for the America West Holdings Class A and Class B common stock to 0.5362 and 0.4125, respectively.
Conditions to the Merger
      Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each of US Airways Group, Barbell Acquisition Corp. and America West Holdings to complete the merger are conditioned upon the satisfaction or waiver prior to the effective time of the merger of each of the following conditions:

•	the merger agreement must have been duly adopted by holders of a majority of the outstanding shares of America West Holdings common stock entitled to vote on the matter in accordance with applicable law and America West Holdings’ certificate of incorporation and bylaws;

•	the waiting period applicable to the completion of the merger under the HSR Act must have expired or been earlier terminated;

•	all approvals and authorizations required to be obtained from the ATSB, DOT and FAA for the completion of the merger must have been obtained;

•	all other governmental consents required to be obtained from any governmental entities for the completion of the merger must have been obtained, subject to certain exceptions;

•	all other governmental consents the failure of which to make or obtain would, individually or in the aggregate, provide a reasonable basis to conclude that America West Holdings or its directors or officers would be subject to the risk of criminal liability, must have been made or obtained;

•	no governmental entity of competent jurisdiction must have enacted, issued, promulgated, enforced or entered any order or law that is in effect and restrains, enjoins, makes illegal or otherwise prohibits completion of the merger or the other transactions contemplated by the merger agreement, except for orders of governmental entities outside the United States as would not, individually or in the aggregate, reasonably be expected to have a specified material adverse effect and which do not provide a reasonable basis to conclude that America West Holdings, US Airways Group or their respective directors or officers would be subject to the risk of criminal liability;

•	the registration statement of which this proxy statement/ prospectus forms a part must have been declared effective by the SEC under the Securities Act and no stop order suspending its effectiveness will have been issued by the SEC and no proceedings for that purpose will have been initiated or threatened by the SEC;

•	the debtors’ plan of reorganization, in form and substance reasonably acceptable to each of US Airways Group and America West Holdings, must have been confirmed by the bankruptcy court pursuant to a confirmation order in form and substance reasonably acceptable to each of US Airways Group and America West Holdings, and that confirmation order must have become a final order;

•	in connection with the emergence of US Airways Group from bankruptcy and the completion of the plan of reorganization, US Airways Group must have received from the equity investors on or before the effective time of the merger, cash equity investments of not less than $375 million on a pre-investment value of not less than $500 million, with those equity investments to be made substantially on the basis set forth in their financing commitments;

•	all agreements and bankruptcy court orders entered into, modified or otherwise effected pursuant to or in connection with the merger agreement or the plan of reorganization must be in form and substance reasonably acceptable to each of US Airways Group and America West Holdings; and

•	the shares of New US Airways Group common stock to be issued in the merger must have been authorized for listing or quotation, as applicable, on the NYSE or Nasdaq Stock Market upon official notice of issuance.

      Conditions to Obligations of US Airways Group and Barbell Acquisition Corp. The obligations of US Airways Group and Barbell Acquisition Corp. to effect the merger are subject to the satisfaction or waiver by US Airways Group at or prior to the effective time of the merger of the following conditions:

•	each of the representations and warranties made by America West Holdings in the merger agreement must be true and correct in all respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case the representation and warranty will be true and correct as of such earlier date) except where the failure of that representation and warranty to be true and correct would not, individually or in the aggregate, reasonably be expected to have a specified material adverse effect on America West Holdings; and US Airways Group must have received a certificate as to the foregoing from the chief executive officer or chief financial officer of America West Holdings;

•	America West Holdings must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date, and US Airways Group must have received a certificate to that effect from the chief executive officer or chief financial officer of America West Holdings;

•	no governmental entity of competent jurisdiction must have instituted (or if instituted, must have withdrawn) any suit, action or proceeding seeking any order which would, in the reasonable judgment of US Airways Group, individually or in the aggregate, be reasonably likely to result in the failure of the condition described in the sixth bullet point under “Conditions to the Merger — Conditions to Each Party’s Obligation to Effect the Merger” above;

•	America West Holdings must have obtained the consent or approval of each person whose consent or approval will be required under any material contract to which America West Holdings or any of its subsidiaries is a party in connection with the transactions contemplated by the merger agreement, except where the failure to obtain that consent or approval, individually or in the aggregate, would not reasonably be expected to result in a specified material adverse effect on America West Holdings; and

•	US Airways Group must have received the opinion of Arnold & Porter LLP, counsel to US Airways Group, in form and substance reasonably satisfactory to US Airways Group, dated the closing date of the merger, substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.
      Conditions to Obligations of America West Holdings. The obligation of America West Holdings to effect the merger is also subject to the satisfaction or waiver by America West Holdings at or prior to the effective time of the merger of the following conditions:

•	each of the representations and warranties made by US Airways Group and Barbell Acquisition Corp. in the merger agreement must be true and correct in all respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of that earlier date) except where the failure of the representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a specified material adverse effect on US Airways Group; and America West Holdings must have received a certificate as to the foregoing from the chief executive officer or chief financial officer of US Airways Group;

•	each of US Airways Group and Barbell Acquisition Corp. must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date, and America West Holdings must have received a certificate to that effect from the chief executive officer or chief financial officer of US Airways Group on behalf of US Airways Group and Barbell Acquisition Corp.;

•	no governmental entity of competent jurisdiction must have instituted (or if instituted, must have withdrawn) any suit, action or proceeding seeking any order which would, in the reasonable judgment of America West Holdings, individually or in the aggregate, be reasonably likely to result in the failure of the condition described in the sixth bullet point under “Conditions to the Merger — Conditions to Each Party’s Obligation to Effect the Merger” above;

•	US Airways Group must have obtained the consent or approval of each person whose consent or approval will be required under any material contract to which US Airways Group or any of its subsidiaries is a party in connection with the transactions contemplated by the merger agreement, except where the failure to obtain that consent or approval, individually or in the aggregate, would not reasonably be expected to result in a specified material adverse effect on US Airways Group;

•	America West Holdings must have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to America West Holdings, in form and substance reasonably satisfactory to America West Holdings, dated the closing date of the merger, substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	immediately prior to the effective time of the merger, there must not exist more than $10 million of administrative claims, including contingent liabilities, arising out of or related to any US Airways Group compensation and benefit plan that is subject to Section 302 of ERISA or Section 412 of the Internal Revenue Code, other than any claims relating to amounts incurred in the ordinary course of US Airways Group’s business, including, but not limited to, plan contributions or any US Airways Group compensation and benefit plan not listed in the US Airways Group disclosure letter.

Termination of the Merger Agreement
      Termination by America West Holdings or US Airways Group. The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger by action taken by the board of directors of the terminating party or parties:

•	by mutual written consent of America West Holdings and US Airways Group, whether before or after the adoption of the merger agreement by America West Holdings’ stockholders or the entry of the order confirming the debtors’ plan of reorganization; or

•	by either America West Holdings or US Airways Group if:

•	the merger is not completed by October 31, 2005, whether that date is before or after the adoption of the merger agreement by America West Holdings’ stockholders or the entry of the order confirming the plan of reorganization, unless the closing conditions described in the second, third, fourth, fifth, seventh and eighth bullet points under “Conditions to the Merger — Conditions to Each Party’s Obligation to Effect the Merger” above have not been satisfied by October 31, 2005, in which case the termination date may be extended from time to time by either US Airways Group or America West Holdings one or more times to a date not beyond December 31, 2005;

•	the adoption of the merger agreement by America West Holdings stockholders is not obtained at the stockholders meeting or at any adjournment or postponement of that meeting;

•	any order of a governmental entity permanently restraining, enjoining or otherwise prohibiting the completion of the merger becomes final and non-appealable, except for any orders the existence of which would not result in the failure of the closing condition described in the sixth bullet point under “Conditions to the Merger — Conditions to Each Party’s Obligations to Effect the Merger” above (whether before or after the adoption of the merger agreement by America West Holdings’ stockholders);

•	the merger and the transactions contemplated under the merger agreement are not determined by the bankruptcy court to be the approved proposal within 45 days after the entry of the order approving the bidding procedures by the bankruptcy court, in which case each of US Airways Group and America West Holdings has five business days within which to terminate the merger agreement. If the merger agreement is not terminated within those five days, the time period with respect to the termination trigger is automatically extended for ten business days. After those ten business days, if the merger and the transactions contemplated under the merger agreement have not been determined by the bankruptcy court to be the approved proposal, then the merger agreement terminates automatically.

      The foregoing rights to terminate the merger agreement will not be available to any party that has breached its obligations under the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the completion of the merger.
      Termination by America West Holdings. The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time by America West Holdings if, whether before or after the adoption of the merger agreement by America West Holdings’ stockholders:

•	without the consent of America West Holdings, US Airways Group enters into or seeks authority from the bankruptcy court to enter into (or does not object to efforts by any other party to have US Airways Group enter into) a binding written agreement concerning any qualified competing plan proposal;

•	the America West Holdings board of directors authorizes America West Holdings, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning a transaction that constitutes a superior proposal;

•	there is a breach of any representation, warranty, covenant or agreement made by US Airways Group or Barbell Acquisition Corp. in the merger agreement, or any representation or warranty becomes untrue or incorrect after the execution of the merger agreement, such that closing conditions to America West Holdings’ obligation to effect the merger would not be satisfied and such breach or failure to be true and correct is not curable within 60 days of America West Holdings providing notice of the breach or failure to US Airways Group;

•	US Airways Group knowingly and materially and not inadvertently breaches any of its obligations under the merger agreement relating to acquisition proposals; or

•	US Airways Group withdraws the plan of reorganization after it is filed with the bankruptcy court, US Airways Group ceases to seek actively to have the plan confirmed by the bankruptcy court (or does not actively contest efforts by another person to cause the plan not to be so confirmed) or 20 days after the bankruptcy court enters an order denying confirmation of the plan.
      Termination by US Airways Group. The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time by US Airways Group if, whether before or after the adoption of the merger agreement by America West Holdings’ stockholders:

•	the board of directors of America West Holdings withdraws, modifies or qualifies, or agrees to withdraw, modify or qualify, in fact or in substance, its adoption of the merger agreement or its recommendation of the merger in a manner adverse to US Airways Group;

•	America West Holdings enters into a binding written agreement concerning a transaction that constitutes a superior proposal;

•	US Airways Group, by duly authorized action, is authorized to enter into a binding written agreement concerning a transaction that constitutes an approved proposal;

•	there is a breach of any representation, warranty, covenant or agreement made by America West Holdings, or any such representation or warranty becomes untrue or incorrect after the execution of the merger agreement, such that closing conditions to US Airways Group’s obligation to effect the merger would not be satisfied and such breach or failure to be true or correct is not curable within 60 days of US Airways Group providing notice of the breach or failure to America West Holdings;

•	by the later of 120 days after the date of the merger agreement or 60 days after effectiveness of the registration statement of which this document forms a part, America West Holdings’ stockholders meeting is not held, or the vote of America West Holdings’ stockholders is not taken, unless America West Holdings has used its reasonable best efforts to convene the stockholders meeting and hold that vote by the later of those dates; or

•	America West Holdings knowingly and materially and not inadvertently breaches its obligations under the merger agreement relating to acquisition proposals.
Effect of Termination
      If the merger agreement is terminated and the merger is abandoned as described above, the merger agreement will be void and of no effect, with no liability on the part of any party to the merger agreement, except that certain designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and, if applicable, the termination fee described below, will survive the termination. Termination of the merger agreement does not relieve or release either party from liabilities or damages arising out of the party’s willful breach of any provision of the merger agreement.
Termination Fees and Expenses
      America West Holdings will promptly, but in no event later than two days after the date of termination, pay to US Airways Group a termination fee of $15 million, if:

•	a bona fide acquisition proposal relating to at least 40% of the assets or equity interests of America West Holdings and its subsidiaries taken as a whole, is made to America West Holdings or any of its subsidiaries or its stockholders and that proposal becomes publicly known, or any person publicly announces an intention, whether or not conditional, to make such a proposal with respect to America West Holdings or any of its subsidiaries, and that proposal or announced intention are not withdrawn at the time of the America West Holdings’ stockholders meeting, and either US Airways Group or America West Holdings terminates the merger agreement because the adoption of the merger agreement by America West Holdings’ stockholders was not obtained at the stockholders meeting or at any adjournment or postponement of that meeting;

•	US Airways Group terminates the merger agreement because by the later of 120 days after the date of the merger agreement or 60 days after effectiveness of the registration statement of which this document forms a part, America West Holdings’ stockholders meeting has not been held, or the vote of America West Holdings’ stockholders has not been taken unless America West Holdings has used its reasonable best efforts to convene the stockholders meeting and hold the vote by the later of those dates;

•	US Airways Group terminates the merger agreement because the board of directors of America West Holdings withdraws, modifies or qualifies, or agrees to withdraw, modify or qualify, in fact or in substance, its adoption of the merger agreement or its recommendation of the merger in a manner adverse to US Airways Group;

•	US Airways Group terminates the merger agreement because America West Holdings enters into a binding written agreement concerning a transaction that constitutes a superior proposal;

•	US Airways Group terminates the merger agreement because America West Holdings knowingly and materially and not inadvertently breaches its obligations under the merger agreement relating to acquisition proposals;

•	US Airways Group terminates the merger agreement because there is any knowing, material and not inadvertent breach of any covenant or agreement made by America West Holdings such that closing conditions to US Airways Group’s obligation to effect the merger would not be satisfied and that breach is not curable within 60 days of US Airways Group providing notice of the breach or failure to America West Holdings; or

•	America West Holdings terminates the merger agreement because its board of directors authorizes America West Holdings to enter into a binding written agreement concerning a transaction that constitutes a superior proposal.
      No termination fee will be payable to US Airways Group in the case described in the first of the seven bullet points above unless and until:

•	any person other than US Airways Group acquires, by purchase, sale, assignment, lease, transfer or otherwise, in one transaction or any series of related transactions, within 18 months of that termination, a majority of the voting power of America West Holdings’ outstanding securities or all or substantially all of the assets of America West Holdings or enters into an agreement with America West Holdings for such an acquisition within 18 months of that termination; or

•	a merger, consolidation or similar business combination is completed between America West Holdings or one of its subsidiaries and such an acquiring party within that 18 month period.
      No termination fee is payable to US Airways Group unless and until the order approving the bidding procedures is entered by the bankruptcy court and becomes final and non-appealable. The order approving the bidding procedures was entered by the bankruptcy court on June 1, 2005 and became final and non-appealable on June 10, 2005. If America West Holdings fails to promptly pay the termination fee and related expenses and, in order to obtain that payment, US Airways Group or Barbell Acquisition Corp. commences a lawsuit which results in judgment against America West Holdings for that fee or related expenses, then America West Holdings will pay US Airways Group or Barbell Acquisition Corp. its costs and expenses, including attorneys’ fees, in connection with the lawsuit with interest on the delinquent termination fee at Citibank’s prime rate effective at the time the termination fee was due. If the termination fee and/or out-of-pocket expenses are paid by America West Holdings, those amounts will be US Airways Group’s and Barbell Acquisition Corp.’s sole and exclusive remedy for monetary damages under the merger agreement.
      US Airways Group will promptly, but in no event later than two days after the date of termination, pay to America West Holdings a termination fee of $15 million, if:

•	America West Holdings terminates the merger agreement because US Airways Group, without the consent of America West Holdings, enters into or seeks authority from the bankruptcy court to enter into, or does not object to efforts by any other party to have US Airways Group enter into, a binding written agreement concerning any qualified competing plan proposal;

•	America West Holdings terminates the merger agreement because US Airways Group knowingly and materially and not inadvertently breaches its obligations under the merger agreement relating to acquisition proposals;

•	America West Holdings terminates the merger agreement because US Airways Group withdraws the plan of reorganization after it has been filed with the bankruptcy court, US Airways Group ceases to seek actively to have the plan confirmed by the bankruptcy court, or does not actively contest efforts by another person to cause the plan not to be so confirmed, or 20 days after the bankruptcy court enters an order denying confirmation of the plan;

•	America West Holdings terminates the merger agreement because the merger and the transactions contemplated under the merger agreement have not been determined by the bankruptcy court to be the approved proposal within 45 days after the entry of the order approving the bidding procedures by the bankruptcy court, or within the applicable extension of that time period;

•	US Airways Group terminates the merger agreement because its board of directors authorizes US Airways Group to enter into a binding written agreement concerning a transaction that constitutes an approved proposal; or

•	America West Holdings terminates the merger agreement because there is any knowing, material and not inadvertent breach of any covenant or agreement made by US Airways Group such that closing conditions to America West Holdings’ obligation to effect the merger would not be satisfied and that breach is not curable within 60 days of America West Holdings providing notice of that breach or failure to US Airways Group.

      If US Airways Group fails to promptly pay the termination fee and related expenses and, in order to obtain that payment, America West Holdings commences a lawsuit which results in judgment against US Airways Group for that fee or related expenses, then US Airways Group will pay America West Holdings its costs and expenses, including attorneys’ fees, in connection with the lawsuit with interest on the delinquent termination fee at Citibank’s prime rate effective at the time the termination fee was due. If the termination fee and/or out-of-pocket expenses are paid by US Airways Group, those amounts will be America West Holdings’ sole and exclusive remedy for monetary damages under the merger agreement. However, notwithstanding the preceding sentence, in the event that the merger agreement is validly terminated by America West Holdings in the case described in the second bullet point above, then in addition to US Airways Group paying a termination fee to America West Holdings, America West Holdings is also entitled to seek any other additional remedy at law or equity, including, but not limited to, injunctive relief from the bankruptcy court and damages sustained by America West Holdings (to the extent the amount of those damages exceeds $15 million).
Amendment and Waiver
      At any time prior to the effective time of the merger, the parties to the merger agreement may modify or amend the merger agreement by written agreement executed and delivered by duly authorized officers of the respective parties. The conditions to each of the parties’ obligations to complete the merger may be waived by that party in whole or in part to the extent permitted by applicable laws.

THE VOTING AGREEMENT
      This section of the proxy statement/prospectus describes material aspects of the voting agreement. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/ prospectus, including the full text of the voting agreement, which is filed as an exhibit to the registration statement to which this proxy statement/ prospectus is a part for a more complete understanding of the voting agreement.
      At the same time as the execution and delivery of the merger agreement, the TPG Entities, which together beneficially own shares of Class A common stock of America West Holdings representing approximately 55% of the voting power of America West Holdings capital stock, entered into a voting agreement with US Airways Group. Unless the voting agreement is terminated prior to the America West Holdings special meeting, the TPG Entities will vote all shares of the America West Holdings Class A common stock beneficially owned by them in favor of the adoption of the merger agreement and approval of the merger if the majority of the outstanding shares of America West Holdings Class B common stock is voted in favor thereof. The voting agreement also requires the TPG Entities to vote against any amendment to America West Holdings’ certificate of incorporation or bylaws or other proposal or transaction that would impede the merger if a majority of the outstanding shares of America West Holdings Class B common stock is voted against that amendment, proposal or transaction. The voting agreement allows the TPG Entities, at their discretion, to vote in favor of the merger if the majority of outstanding shares of Class B common stock of America West Holdings are not voted in favor of the merger.
      The TPG Entities have also agreed with US Airways Group not to sell or otherwise transfer any shares of America West Holdings Class A common stock prior to the termination of the voting agreement other than in accordance with the terms of the voting agreement. The voting agreement terminates if the merger agreement is terminated and may be terminated by the TPG Entities if (i) the board of directors of America West Holdings withdraws its recommendation that the America West Holdings stockholders adopt the merger agreement or (ii) the TPG Entities are not able to procure an amendment to, or waiver of, certain restrictions on the ability of the TPG Entities to transfer the shares of America West Holdings Class A common stock contained in an agreement among America West Holdings and the TPG Entities for the benefit of the ATSB.

THE PLAN OF REORGANIZATION
      Federal bankruptcy law requires the debtors to complete a series of tasks in order to emerge from bankruptcy and complete the merger. The major tasks include filing with the court a disclosure statement and a plan of reorganization that contain detailed historical, financial and operational information about the debtors and also explain how the business will be structured following the bankruptcy and how claims will be treated. The debtors will ask the bankruptcy court for approval of the disclosure statement and if it is approved, the plan of reorganization will be submitted to certain creditors for a vote. The plan of reorganization will then be submitted to the bankruptcy court for confirmation. Assuming the bankruptcy court confirms the plan of reorganization, the debtors will have permission and authority to enter into all of the transactions necessary to emerge from bankruptcy, including the merger agreement. The date that all of these transactions are finalized is the effective date of both the plan of reorganization and the merger.
      On [month, day], 2005, the debtors submitted to the bankruptcy court their proposed disclosure statement. On [month, day] 2005, the bankruptcy court issued an order approving the disclosure statement and ordered that the disclosure statement and proposed plan of reorganization be submitted to certain creditors eligible to vote on the plan of reorganization. On [month, day], 2005, the debtors mailed copies of the plan of reorganization and disclosure statement to creditors and set [month, day], 2005 as the voting deadline for those creditors who could cast votes for or against the plan of reorganization. Assuming that the plan of reorganization is confirmed by the bankruptcy court and that the other conditions specified in the plan of reorganization are satisfied or waived, the plan of reorganization will become effective. US Airways Group currently anticipates that the plan of reorganization will become effective on or around [month, day], 2005.
      Under the proposed plan of reorganization developed by the debtors, the following events will occur on the effective date of the plan of reorganization and the merger (percentages below are based on certain assumptions contained in the section entitled “Capitalization” and reflect the impact of certain securities that are dilutive at the per share purchase price paid by the equity investors):

•	America West Holdings will merge with Barbell Acquisition Corp., which is a wholly owned subsidiary of US Airways Group, and will as a result itself become a wholly owned subsidiary of New US Airways Group;

•	The new equity investors ACE Aviation Holdings Inc., or ACE; Par Investment Partners, L.P., or Par; Peninsula Investment Partners, L.P., or Peninsula; certain investors advised by Wellington Management Company, LLP, or Wellington; and Eastshore Aviation, LLC, or Eastshore; will invest $500 million in consideration for the issuance of approximately 32.5 million shares of New US Airways Group common stock, representing approximately 49% of New US Airways Group common stock outstanding as of the completion of the merger, as more fully described in the section entitled “The New Equity Investments”;

•	The general unsecured creditors, including the Pension Benefit Guaranty Corporation, or the PBGC, and the Air Line Pilots Association, as their claims are allowed, will receive approximately 8.2 million shares of New US Airways Group common stock, representing approximately 12% of New US Airways Group common stock outstanding as of the completion of the merger;

•	Under certain agreements among General Electric and certain affiliates, or GE, and US Airways Group, GE has agreed in consideration for the early return of 51 aircraft and six engines, the assumption of certain modified leases and the issuance of convertible notes in the amount of $125 million, (1) in part to retire an existing bridge loan facility, (2) to complete a purchase by GE of 21 aircraft and 28 engines with a simultaneous lease back of the equipment to US Airways, Inc. at market rates, (3) to allow US Airways Group to draw additional amounts under an existing credit facility, which will result in a total principal outstanding balance thereunder of approximately $28 million, (4) to restructure lease obligations of US Airways, Inc. relating to 59 aircraft to market rates, (5) to provide financing for current and growth aircraft, (6) to grant concessions regarding return condition obligations with respect to the return of aircraft and engines, and (7) to waive penalties for the removal of engines currently under GE engine agreements;

•	In consideration of (i) the assumption by US Airways Group of certain purchase agreements between US Airways Group and AVSA, S.A.R.L., an affiliate of Airbus Industrie G.I.E., referred to as Airbus, and (ii) the entry into certain new agreements between New US Airways Group, America West Holdings and Airbus which provide for (1) the purchase by New US Airways Group and America West Holdings of up to 20 new A350 airplanes from Airbus, (2) the ability to convert orders for up to ten of the A350 aircraft to orders for A330 aircraft, (3) the ability to cancel up to ten of the A330 aircraft previously ordered upon the payment of certain predelivery payments for A350 aircraft, and (4) changes in the delivery schedule for existing orders of narrow-body aircraft, Airbus will provide New US Airways Group a $250 million line of credit to be used by New US Airways Group, of which $213 million can be used for general corporate purposes, together with additional backstop financing for the purchase of the A350 aircraft.

•	Affiliates of ACE will enter into a series of agreements with New US Airways Group, including maintenance and airport handling agreements; and

•	New US Airways Group’s board of directors will be reconstituted to include 13 members as described in the section entitled “The Merger Agreement — Post-Merger America West Holdings Governing Documents, Officers and Directors; New US Airways Group Governing Documents and Directors.”
      In addition, the proposed plan of reorganization will provide for the satisfaction of certain secured and unsecured prepetition claims against the debtors. These include claims related to the debtors’ assumption or rejection of various contracts and unexpired leases, the assumption of debtors’ existing collective bargaining agreements with their unions and the termination of certain employee benefit plans with employees and retirees, and other matters. The ultimate resolution of certain of the claims asserted against the debtors in the Chapter 11 cases will be subject to negotiations, elections and bankruptcy court procedures that will occur after the date of this proxy statement/prospectus and after the effective date, although resolution of these claims will not affect the number of shares of New US Airways Group common stock available to the general unsecured creditors. While a significant amount of the debtors’ liabilities will be extinguished as a result of the discharge granted upon confirmation of the plan of reorganization, not all of the debtors’ liabilities will be subject to discharge. The types of obligations that the debtors will remain responsible for include those relating to their secured financings, aircraft financings, certain environmental liabilities and the continuing obligations arising under contracts and leases assumed by the debtors.

THE NEW EQUITY INVESTMENTS
      This section of the proxy statement/prospectus describes material aspects of the investment agreements. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the full text of the investment agreements, which are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part, for a more complete understanding of the investments.
Summary of the Investments
      Various equity investors have agreed, pursuant to five separate investment agreements entered into with US Airways Group and America West Holdings, to provide $500 million of new cash investments to New US Airways Group in exchange for shares of New US Airways Group common stock. The new investors, and the level of equity investment they are making, are:

•	ACE Aviation Holdings Inc. ($75 million of equity investment at a per share purchase price of $15.00), a Canadian holding company that owns Air Canada, Canada’s largest airline with over $7.5 billion in annual revenues;

•	Eastshore Aviation, LLC ($125 million of equity investment at a per share purchase price of $15.00), which is owned by Air Wisconsin Airlines Corporation and its stockholders and provides regional jet service under a US Airways Express code share arrangement;

•	Par Investment Partners, L.P. ($100,000,005 of equity investment at a per share purchase price of $15.00), a Boston-based investment firm;

•	Peninsula Investment Partners, L.P. ($49,999,995 of equity investment at a per share purchase price of $15.00), a Virginia-based investment firm; and

•	a group of investors under the management of Wellington Management Company, LLP, a Boston-based investment firm ($149,999,850 of equity investment at a per share purchase price of $16.50).
      We refer to these investors as the equity investors.
Closing of the Investments
      Subject to satisfaction or waiver of the closing conditions contained in each investment agreement, the closing of each investment will occur on the first business day following the effective time of the merger agreement, or on such other date as America West Holdings, US Airways Group and each equity investor may agree. At the closing, each equity investor will receive shares of New US Airways Group common stock in exchange for their respective equity investment. The equity investors will receive the following amounts of shares of New US Airways Group common stock:

•	ACE Aviation Holdings Inc. will receive 5,000,000 shares,

•	Eastshore Aviation, LLC will receive 8,333,333 shares,

•	Par Investment Partners, L.P. will receive 6,768,485 shares, including the shares received pursuant to participation agreements, as more fully described below,

•	Peninsula Investment Partners, L.P. will receive 3,333,333 shares, and

•	the group of investors under the management of Wellington Management Company, LLP will receive a total of 9,090,900 shares.
Commercial Agreements with ACE Aviation Holdings Inc.
      In connection with ACE Aviation Holdings Inc.’s investment in New US Airways Group, US Airways Group, America West Holdings and ACE Aviation Holdings Inc. or subsidiaries thereof as specified below entered into four separate memoranda of understanding relating to definitive commercial agreements to be entered into on market terms. The parties agreed to work in good faith to negotiate and document the commercial agreements. These memoranda of understanding are as follows:

•	A memorandum of understanding among Air Canada Technical Services, or ACTS, America West Airlines, Inc. and US Airways, Inc. in anticipation of definitive agreements under which ACTS will, consistent with prior existing constraints, have the opportunity to provide for a term of five years all aircraft engine, aircraft component, and aircraft heavy maintenance for America West Airlines, Inc. and US Airways, Inc. to the extent that it can do so on a competitive basis versus other providers taking into consideration price, terms and conditions. As part of these arrangements, ACTS will have right of first offer with respect to maintenance related facilities or equipment to be sold by America West Airlines, Inc. and US Airways, Inc. The parties will also enter into an agreement under which ACTS will subcontract with America West Airlines, Inc. and US Airways, Inc. to provide on-call aircraft maintenance services to Air Canada in the United States and America West Airlines, Inc. and US Airways, Inc. will contract with ACTS to provide each of them with on-call aircraft maintenance services in Canada;

•	A memorandum of understanding among ACE Aviation Holdings Inc., America West Holdings and US Airways Group under which, in the event that the merged entity plans to increase the number of 70 or 90 seat regional jet U.S. — Canada trans-border flights operated as US Airways Express or America West Express, then Air Canada Jazz will have the right, for a period of five years from the date of the closing to provide those flights using its 70 or 90 seat jet aircraft provided that Jazz is competitive on price, terms and conditions and subject to entry into a definitive agreement thereon comparable to those in effect with carriers operating as US Airways Express or America West Express as well as obtaining necessary regulatory and labor approvals;

•	A memorandum of understanding among Air Canada, America West Airlines, Inc., and US Airways, Inc. in anticipation of and subject to entry into definitive agreements for five year terms, but not beyond five years from the date of the closing, under which each of America West Airlines, Inc. and US Airways, Inc. may provide certain airport facilities and ground handling services in the United States to Air Canada and under which Air Canada may provide certain ground handling services in Canada to America West Airlines, Inc. and US Airways, Inc.; and

•	A memorandum of understanding among Air Canada, America West Airlines, Inc., and US Airways, Inc. in anticipation of a definitive agreement under which each will operate flights under the others’ codes, commonly known as a “code share agreement.”
      Execution and delivery of definitive commercial agreements based on the terms described above is a condition to each party’s obligations under the investment agreement with ACE.
Participation Agreements with Par Investment Partners, L.P. and Peninsula Investment Partners, L.P.
      As a condition to their willingness to enter into investment agreements, America West Holdings entered into participation agreements with each of Par Investment Partners, L.P. and Peninsula Investment Partners, L.P. in connection with the execution and delivery of their respective investment agreements. The participation agreements provide that, unless the merger agreement is terminated by US Airways Group or America West Holdings because America West Holdings enters into a superior alternative business combination transaction, neither Par Investment Partners, L.P. nor Peninsula Investment Partners, L.P. will make, directly or indirectly, any debt or equity investment in US Airways Group or provide, directly or indirectly, equity or debt financing, in either case for the purposes of funding a reorganization, business combination transaction or stand-alone plan of US Airways Group with respect to which America West Holdings is not involved. The participation agreements also provide that, subject to certain limitations, in the event America West Holdings is a party to a reorganization, business combination or similar transaction involving US Airways Group as part of a plan of reorganization with respect to which the pre-investment equity value of US Airways Group, taking into account the merger, exceeds $500 million, America West Holdings will cause that alternative transaction to provide for Par Investment Partners, L.P. and Peninsula Investment Partners, L.P. to be issued New US Airways Group common stock in the aggregate equal in value to 11.2% of the amount by which the pre-investment equity value of US Airways Group in the alternative transaction exceeds $500 million.
Transaction Documents
      In this summary we refer to the transaction documents, which is meant to include each investment agreement, the merger agreement, the plan of reorganization, the stockholders agreement, the order of the bankruptcy court confirming the plan of reorganization and the order of the bankruptcy court approving the bidding procedures as well as the commercial agreements with respect to ACE Aviation Holdings Inc.

Representations and Warranties
      The investment agreements contain representations and warranties made by US Airways Group and America West Holdings to the equity investors and by the equity investors to US Airways Group and America West Holdings.
      US Airways Group and America West Holdings. The representations and warranties of US Airways Group and America West Holdings relate generally to:

•	organization, good standing and qualification;

•	capitalization and securities;

•	authorization and no contravention;

•	consents and absence of conflicts;

•	court orders;

•	information provided;

•	advisors and brokers;

•	regulatory matters;

•	SEC filings and financial statements;

•	absence of certain changes;

•	litigation and liabilities;

•	employee benefit plans;

•	compliance with laws and licenses;

•	material contracts;

•	real property;

•	environmental matters;

•	taxes;

•	labor matters;

•	intellectual property and information technology assets;

•	Foreign Corrupt Practices Act matters;

•	aircraft;

•	slots;

•	equipment;

•	U.S. citizen and air carrier status; and

•	insurance.
      America West Holdings further provided a representation and warranty to all of the equity investors other than ACE Aviation Holdings Inc. regarding the financial plan that was provided to the equity investors on May 12, 2005, which we refer to as the financial plan. US Airways Group and America West Holdings also provided a representation and warranty to ACE Aviation Holdings Inc. regarding commercial opportunities.
      Equity Investors. The representations and warranties of the equity investors relate generally to:

•	organization;

•	authorization and no contravention; and

•	consents and absence of conflicts.
      ACE Aviation Holdings Inc., Par Investment Partners, L.P., Peninsula Investment Partners, L.P. and the group of investors under the management of Wellington Management Company, LLP also provided representations and warranties related to advisors and brokers, purpose of investment and financing. Par Investment Partners, L.P., Eastshore Aviation, LLC and the group of investors under the management of Wellington Management Company, LLP also provided representations and warranties related to citizenship.
Covenants and Agreements
      Reasonable Best Efforts. Each of America West Holdings, US Airways Group, each equity investor and their respective subsidiaries will use their reasonable best efforts to take all necessary actions to comply with all legal requirements which may be imposed on that party with respect to each investment and to complete the transactions contemplated by the investment agreements as soon as practicable, including making any necessary filings with governmental entities, and obtaining all necessary or advisable consents, registrations, approvals, permits and authorizations from any third parties and/or governmental entities, as soon as practicable. If any lawsuits or other legal proceedings challenge the completion of any investment or other transactions contemplated by the investment agreements, each of America West Holdings, US Airways Group and each equity investor agree to use their reasonable best efforts to resolve those challenges. With respect to the equity investors, reasonable best efforts means each equity investor, as applicable, agrees to hold its airline assets in one or more subsidiaries separate from the company that holds the equity investor’s equity investment in New US Airways Group and to nominate a director to the board of directors of New US Airways Group whose service would not conflict with applicable law.
      Bankruptcy Actions. US Airways Group agreed, in coordination with each equity investor, to file with the bankruptcy court a bidding procedures motion seeking approval of various aspects of the investment agreements, to seek approval of the investments from the bankruptcy court and, assuming the merger is the best qualified and competing plan proposal, to file with the bankruptcy court and to seek approval of the disclosure statement reasonably satisfactory to each equity investor and to seek to obtain an order confirming the plan of reorganization that is reasonably acceptable to each equity investor. US Airways Group filed a motion seeking approval of bidding procedures with the bankruptcy court on May 20, 2005 and an order was entered on June 1, 2005 approving the bidding procedures.
      Amendments to the Merger Agreement. Other than in accordance with the section of the merger agreement concerning adjustments for increases in the pre-investment valuation of New US Airways Group, US Airways Group and America West Holdings agree not to amend the merger agreement, the plan of reorganization, any investment agreement or any other transaction document without the prior written approval of each equity investor, which approval may not be unreasonably withheld. Further, neither

US Airways Group nor America West Holdings may waive any condition to the completion of the merger or the plan of reorganization without the prior written approval of each equity investor.
      Publicity. America West Holdings, US Airways Group and the equity investors have agreed to consult with each other prior to issuing any press releases or public announcements with respect to the transactions contemplated by the transaction documents and prior to making any filings with any third party or governmental entity with respect thereto, except as may be required by applicable law or by obligations pursuant to any listing agreement or rules of any national securities exchange or by the request of any governmental entity.
      Financing. The equity investors, other than Eastshore Aviation, LLC, have agreed to maintain sufficient and adequate resources to complete the transactions contemplated by the investment agreements.
      Issuances of Equity Securities. US Airways Group has agreed not to offer, issue or sell any New US Airways Group common stock other than New US Airways Group common stock:

•	issued to the equity investors pursuant to the investment agreements;

•	issued to other persons pursuant to other investment agreements on no more favorable terms than those agreed to with the equity investors other than the group of investors under the management of Wellington Management Company, LLP (up to a maximum aggregate amount of new equity of $500 million);

•	issued to America West Holdings’ equity holders, or, at the request of America West Holdings, to Par Investment Partners, L.P. and Peninsula Investment Partners, L.P., pursuant to the merger agreement;

•	issued to the equity holders and certain creditors of US Airways Group as contemplated by the plan of reorganization;

•	issued in connection with a proposed rights offering to certain existing US Airways Group unsecured creditors and to America West Holdings stockholders at a price per share no less than the price per share paid by the equity investors other than the group of investors under the management of Wellington Management Company, LLP which, when combined with the equity investments received by US Airways Group, may not exceed $650 million; and

•	issued by New US Airways Group at a price per share no less than that paid by the equity investors other than the group of investors under the management of Wellington Management Company, LLP for proceeds in excess of $650 million provided that the proceeds are used solely to redeem or repurchase equity securities from New US Airways Group stakeholders at a price that values the shares redeemed or repurchased at a price per share no more than the price per share paid by the equity investors other than the group of investors under the management of Wellington Management Company, LLP and provided that the aggregate value of the New US Airways Group common stock issued does not exceed $200 million and that the equity investors have a right to purchase, at their option, a pro rata portion of New US Airways Group common stock issued relative to their respective equity investment.
      Notwithstanding the foregoing, New US Airways Group may authorize and reserve for issuance under New US Airways Group’s equity incentive plan shares of New US Airways Group common stock not to exceed 12.5% of the outstanding number of shares, on a fully-diluted basis as of the effective time of the merger, subject to certain limitations.
      Bankruptcy Covenants. US Airways Group has agreed not to offer, agree to, or seek approval from the bankruptcy court for, and to use its best efforts to object to any request by any other party for, any termination fee, work fee, expense reimbursement or any other benefit or protection for any person in connection with any proposed acquisition of or investment in New US Airways Group, other than America West Holdings, the equity investors, and any other person making an investment pursuant to the terms of the investment agreements, provided that such other person is purchasing at least $50 million of New US Airways Group common stock on terms that are no more favorable than the terms received by the equity investors other than the group of investors under the management of Wellington Management Company, LLP and any break-up or similar fee payable to that other person may not exceed three percent of the aggregate amount of financing to be provided by that other person.
      If the merger agreement becomes the approved proposal, the equity investors are thereafter entitled to seek injunctive relief to enforce the provisions of the investment agreements and the order approving the bidding procedures.
      In connection with any proceedings in the bankruptcy court related to the bidding procedures, the order approving the approved proposal or the transactions contemplated by the merger agreement or the investment agreements (or any qualified competing plan proposal), US Airways Group and America West Holdings agree to provide to the equity investors copies of all motions, objections, pleadings, notices, proposed orders and other documents that are filed by or on behalf of US Airways Group or America West Holdings as soon as reasonably practicable prior to filing thereof with the bankruptcy court.
      Except in accordance with the bidding procedures, US Airways Group and America West Holdings agree not to, and will not authorize or permit any of their subsidiaries or any of their representatives, directly or indirectly, to solicit, initiate, or take any action designed to induce a proposal or offer for, participate in any discussions or negotiations regarding, or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to, any reorganization of US Airways Group or any sale, merger, consolidation, joint venture, recapitalization, sale of assets or equity interests or other combination or disposition or similar transaction or series of transactions involving at least 40%, on a fair market value basis, of the assets of US Airways Group and its operating subsidiaries, taken as a whole, or 40% of the equity securities of US Airways Group (which we refer to as an alternative transaction) or any proposed investment that would, or is intended to, replace all or a material portion of the investment contemplated by the investment agreements (which, coupled with an alternative transaction, we refer to as an alternative proposal).
      With respect to ACE Aviation Holdings Inc., US Airways Group has further agreed that except in connection with a qualified competing plan proposal in accordance with the bidding procedures, US Airways Group and America West Holdings will not, and will not authorize or permit any of their subsidiaries or any of their representatives, directly or indirectly, to solicit, negotiate or enter into any letter of intent, agreement in principle, term sheet, agreement or other similar arrangement that would be or is intended to be an alternative to, or in lieu of, or to replace any portion of any of the commercial agreements.
Conditions to the Investment Agreements
      Conditions to Obligations of the Equity Investors. The obligations of the equity investors to make the equity investment are subject to the satisfaction or waiver of each of the following conditions:

•	definitive transaction documents in form and substance reasonably satisfactory to the equity investors, must have been prepared, negotiated and, to the extent applicable, duly executed by the parties, and approval by the bankruptcy court of those documents pursuant to a final order, to the extent necessary, must have been obtained;

•	all of these transaction documents must have been executed by the parties to those agreements (other than the equity investors and their affiliates) on or prior to the effective date of the investment, must not have been modified, amended, waived or supplemented without the consent of the equity investors, must be in effect and the completion of the transactions contemplated by those agreements must not have been stayed, and all conditions to the obligations of the parties under such transaction documents must have been satisfied or waived (with limited exceptions with respect to ACE Aviation Holdings Inc. and the commercial agreements);

•	all corporate and other proceedings to be taken by US Airways Group, America West Holdings or any of their respective subsidiaries in connection with the transaction documents and the transactions contemplated by those documents to be completed at the closing of the investment and documents incident thereto must have been completed in form and substance reasonably satisfactory to the equity investors, and the equity investors must have received all such counterpart originals or certified or other copies of those transaction documents and such other documents as it may reasonably request;

•	US Airways Group and the equity investors must have entered into the stockholders agreement;

•	each of the representations and warranties made by US Airways Group and America West Holdings in the investment agreements must be true and correct in all respects as of the date of the investment agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case the representation and warranty must be true and correct as of that earlier date) except where the failure of those representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a specified material adverse effect on US Airways Group or America West Holdings, as applicable; US Airways Group and America West Holdings must have performed in all material respects all obligations and complied in all material respects with all agreements, undertakings, covenants and conditions required to be performed by them under the investment agreements at or prior to the closing; and the equity investors must have received a certificate as to the foregoing from the chief executive officer or chief financial officer of each of US Airways Group and America West Holdings;

•	no law must have been promulgated, enacted or entered that restrains, enjoins, prevents, materially delays, prohibits or otherwise makes illegal the performance of any of the transaction documents;

•	no preliminary or permanent injunction or other order by any governmental authority that restrains, enjoins, prevents, delays, prohibits or otherwise makes illegal the performance of any of the transaction documents must have been issued and remain in effect, except for injunctions that, if obtained, could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the equity investors, US Airways Group or America West Holdings or their respective affiliates to complete the transactions;

•	no governmental authority must have instituted any legal proceeding that seeks to restrain, enjoin, prevent, delay, prohibit or otherwise make illegal the performance of any of the transaction documents, except for any legal proceedings which have a significant possibility of being brought to a conclusion which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the equity investors, US Airways Group or America West Holdings or their respective affiliates to complete the transactions;

•	there is no pending or threatened investigation or litigation by any other person relating to the transactions which, if determined adversely to US Airways Group, America West Holdings or the equity investors, would materially impair or limit the rights and benefits of the equity investors under the transaction documents or the economic benefits to the equity investors of the transactions in the aggregate and which the equity investors reasonably believe, based on the advice of counsel, has a reasonable likelihood of success;

•	US Airways Group, the equity investors and America West Holdings must have received all material regulatory approvals and all other material approvals, permits, authorizations, exemptions, consents, licenses and agreements from other third parties that are necessary to permit the transactions to be completed or performed as contemplated by the transaction documents and to permit each of the equity investors and their affiliates and New US Airways Group and its subsidiaries (including America West Holdings and its subsidiaries) to carry on its business after those transactions in a manner not materially inconsistent with the manner in which it was carried on prior to the effective date, which approvals must not contain any condition or restriction that materially impairs the ability of the equity investors and their affiliates or the ability of New US Airways Group, including America West Holdings and its subsidiaries, to carry on its business;

•	all waiting periods imposed by applicable law, including, without limitation, under the HSR Act, in connection with the transactions must have expired or been terminated without any action having been taken by any court of competent jurisdiction restraining, preventing or imposing materially adverse conditions upon those transactions or upon the conduct of the business of the equity investors, US Airways Group, America West Holdings or their respective affiliates;

•	the plan of reorganization must be in a form reasonably acceptable to the equity investors, that plan of reorganization must have been confirmed by the bankruptcy court, and the plan of reorganization must not conflict with any material term of the investment agreements, the stockholders agreement or the other transaction documents, must be substantially consistent in all material respects with the terms of the financial plan and must reflect a corporate and capital structure, including liabilities, of New US Airways Group consistent with the financial plan; all conditions to the effectiveness of the plan of reorganization, other than the completion of the investment agreements, must have been satisfied, and an order confirming the plan of reorganization in a form reasonably acceptable to the equity investors must have been entered and become a final order no later than December 31, 2005;

•	US Airways Group must have received on the effective date cash equity investments aggregating not less than $375 million and not more than $500 million pursuant to the investment agreements and cash equity investments from other persons as permitted by the investment agreements, all on terms no more favorable than the terms of the investment agreements and the stockholders agreement are to the equity investors (other than the group of investors under the management of Wellington Management Company, LLP), which with all other equity capital of US Airways Group, will be invested only in a single class of New US Airways Group common stock, with all of that stock having the same voting rights, and New US Airways Group must have no other class of capital stock authorized in its charter other than the New US Airways Group common stock;

•	New US Airways Group alone, and not any affiliate of New US Airways Group, must have issued equity securities in connection with the completion of the plan of reorganization;

•	all material executory contracts and unexpired leases, the assumption, assignment, rejection or renegotiation of which is necessary for the successful implementation of the plan of reorganization and the operation of New US Airways Group’s business as that business is contemplated in the financial plan to be conducted, must have been assumed, assigned, rejected or renegotiated, as applicable;

•	the merger must have become effective, or must become effective concurrently with the closing of the investments, and the merger must have been, or will concurrently with the closing of the investments be, completed in accordance with the terms of the merger agreement without amendment or waiver other than as permitted under the investment agreements;

•	Eastshore Aviation LLC must have converted the existing debt owed to it by US Airways Group into New US Airways Group common stock in an amount not less than $125 million;

•	neither US Airways Group’s nor its subsidiaries’ Chapter 11 bankruptcy case must have been converted to a case under Chapter 7 of the bankruptcy code and no trustee must have been appointed under any chapter of the bankruptcy code in respect of any such case;

•	the certificate of incorporation and bylaws of New US Airways Group must have been filed with and accepted by the Secretary of State of the State of Delaware and must have become effective, copies of which must have been delivered to the equity investors;

•	New US Airways Group must have executed and delivered to the equity investors the shares of New US Airways Group common stock pursuant to and in accordance with the investment agreements;

•	the composition of the board of directors of New US Airways Group must be as set forth in the merger agreement and, as contemplated by the stockholders agreement, the investor directors designated by the equity investors, if so designated, must have been elected or appointed to the board of directors of New US Airways Group for an initial term of three years; provided, however, that ACE Aviation Holdings Inc., must not be entitled to designate an investor director if any person other than the other equity investors has invested more than $75 million in New US Airways Group (other than by virtue of the merger), in which case this condition will be automatically waived; provided further, however, that the group of investors under the management of Wellington Management Company, LLP will not be entitled to designate an investor director;

•	US Airways Group must have procured and maintained in full force and effect directors’ and officers’ liability insurance with respect to members of the board of directors of New US Airways Group, which insurance must be at least $100 million;

•	from the date of the investment agreements through the closing date, there must not have occurred any change, event, occurrence, condition or development that has or could reasonably be expected to have a material adverse effect on the financial condition, assets, liabilities, business or results of operations of US Airways Group or America West Holdings or that would prevent, materially delay or materially impair the ability of US Airways Group, America West Holdings or the equity investors to complete the transactions contemplated by the investment agreements;

•	US Airways Group’s financial and operational performance from the period from March 31, 2005 to the closing date must not have deviated materially and adversely from the performance indicated in the financial plan;

•	US Airways Group’s employee profit sharing plan must have been amended in accordance with the terms of the investment agreements; and

•	the shares of New US Airways Group common stock to be issued to the equity investors under the investment agreements must have been authorized for listing or quotation, as applicable, on the NYSE or Nasdaq Stock Market upon official notice of issuance.
      A further condition to the ACE Aviation Holdings Inc. investment agreement provides that US Airways Group and America West Holdings must have not less than $280 million per year of maintenance, repair and overhaul services work immediately available to be outsourced to ACE Aviation Holdings Inc. or its affiliates as of the closing date in accordance with the term sheet governing those services. A further condition to the Eastshore Aviation, LLC investment agreement provides that an amendment to a currently outstanding Jet Service Agreement, in form and substance reasonably satisfactory to Eastshore Aviation, LLC, providing for a guarantee of payment by US Airways Group with respect to the obligations of its primary subsidiary under the Jet Services Agreement (excluding any consequential damages), if the subsidiary is in breach of the agreement, must be duly executed and delivered by US Airways Group and its subsidiary.
      Conditions to Obligations of US Airways Group. The obligation of US Airways Group to issue and sell the New US Airways Group common stock at the closing is subject to the satisfaction or waiver of each of the following conditions:

•	definitive transaction documents in form and substance reasonably satisfactory to US Airways Group must have been prepared, negotiated and, to the extent applicable, duly executed by the parties, and approval by the bankruptcy court of those documents, to the extent necessary, must have been obtained; all such transaction documents must not have been modified, must be in effect and the completion of the transactions contemplated thereby must not be stayed, and all conditions to the obligations of the parties under those transaction documents must have been satisfied or waived, with limited exceptions with respect to ACE Aviation Holdings Inc. and the commercial agreements;

•	all corporate and other proceedings to be taken by the equity investors or any of their respective subsidiaries in connection with the transaction documents and the transactions contemplated by those documents to be completed at the closing of the investment and documents incident thereto must have been completed in form and substance reasonably satisfactory to US Airways Group, and US Airways Group must have received all counterpart originals or certified or other copies of those transaction documents and such other documents as it may reasonably request;

•	each of the representations and warranties made by the equity investors in the investment agreements must be true and correct in all respects as of the date of the investment agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case the representation and warranty must be true and correct as of that earlier date) except where the failure of those representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the equity investors or their affiliates to complete the transactions; the equity investors must have performed in all material respects all obligations and complied in all material respects with all agreements, undertakings, covenants and conditions required to be performed by them under the investment agreements at or prior to the closing; and US Airways Group and America West Holdings must have received a certificate as to the foregoing from the equity investors;

•	no law must have been promulgated, enacted or entered that restrains, enjoins, prevents, materially delays, prohibits or otherwise makes illegal the performance of any of the transaction documents;

•	no preliminary or permanent injunction or other order by any governmental authority that restrains, enjoins, prevents, delays, prohibits or otherwise makes illegal the performance of any of the transaction documents must have been issued and remain in effect, except for injunctions that, if obtained, could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the equity investors, US Airways Group or America West Holdings or their respective affiliates to complete the transactions;

•	no governmental authority must have instituted any legal proceeding that seeks to restrain, enjoin, prevent, delay, prohibit or otherwise make illegal the performance of any of the transaction documents, except for any legal proceedings which have a significant possibility of being brought to a conclusion which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the equity investors, US Airways Group or America West Holdings or their respective affiliates to complete the transactions;

•	US Airways Group and America West Holdings must have received all material regulatory approvals and all other material approvals, permits, authorizations, exemptions, consents, licenses and agreements from other third parties that are necessary to permit the transactions to be completed or performed as contemplated by the transaction documents and to permit each of the equity investors and their affiliates and US Airways Group and its subsidiaries, including America West Holdings and its subsidiaries, to carry on its business after such transactions in a manner not materially inconsistent with the manner in which it was carried on prior to the effective date, which approvals must not contain any condition or restriction that materially impairs the ability of New US Airways Group to carry on its business;

•	all waiting periods imposed by applicable law, including, without limitation, under the HSR Act, in connection with the transactions must have expired or been terminated without any action having been taken by any court of competent jurisdiction restraining, preventing or imposing materially adverse conditions upon those transactions;

•	an order confirming the plan of reorganization, satisfactory in form and substance in all respects to US Airways Group, must have been entered by the bankruptcy court and, once entered, must not have been modified without US Airways Group’s and America West Holdings’ prior written consent in any manner materially adverse to US Airways Group, must be in effect and must not have been stayed;

•	the effective date of the plan of reorganization and the satisfaction or waiver of all conditions to the closing of the merger must have occurred not later than the closing; and

•	each of US Airways Group and America West Holdings must have received reasonably satisfactory assurances as it may request that Par Investment Partners, L.P. and Eastshore Aviation LLC are citizens of the United States.
Termination
      Any of the investment agreements may be terminated by notice in writing at any time prior to closing:

•	by mutual agreement in writing by US Airways Group and the respective equity investor;

•	by either US Airways Group or the respective equity investor, if:

•	the closing of the transactions does not occur on or before December 31, 2005; or

•	the merger agreement is terminated in accordance with its terms on or before December 31, 2005;

•	by the respective equity investor, if:

•	the merger and the transactions contemplated by the merger agreement and the investment agreements are not determined by the bankruptcy court to be the approved proposal within 65 days after the entry by the bankruptcy court of the order approving the bidding procedures contemplated by the preceding bullet point;

•	there is a breach by US Airways Group or America West Holdings of any material representation, warranty, covenant or agreement contained in the investment agreements, which breach would result in the failure to satisfy any condition set forth in the investment agreements to the equity investor’s obligations and is not cured within 30 days following receipt by US Airways Group or America West Holdings of written notice from the equity investor of the breach;

•	any condition set forth in the investment agreement to the equity investor’s obligations is not capable of being satisfied;

•	US Airways Group enters into a written agreement or letter of intent or agreement in principle providing for an alternative proposal; or

•	the bankruptcy court orders US Airways Group to terminate the investment agreement in order to accept an alternative proposal.

•	by US Airways Group, if:

•	there is a breach by any equity investor of any material representation, warranty, covenant or agreement contained in an investment agreement which breach would result in the failure to satisfy any condition set forth in any such investment agreement to US Airways Group’s obligations and that is not cured within 30 days following receipt by an equity investor of written notice from US Airways Group of the breach; or

•	any condition set forth in an investment agreement to US Airways Group’s obligations is not capable of being satisfied.
Effect of Termination
      If any investment agreement is terminated and the transactions contemplated by the investment agreement are not completed, the investment agreement (subject to certain exceptions) will be null and void and of no further force and effect, except that any termination will not relieve any party from any liability for any willful breach of its obligations under the investment agreement.
      Except with respect to Eastshore Aviation LLC and the group of investors under the management of Wellington Management Company, LLP, in the event that an investment is not completed, the respective equity investor is not in breach of any material representation, warranty, covenant or agreement contained in the investment agreement and an alternative transaction is effectuated, with or without a merger with America West Holdings, then US Airways Group will, on the date of the closing of that alternative transaction, pay to that equity investor a termination fee equal to three percent of that equity investor’s equity investment.
Fees and Expenses
      Except with respect to Peninsula Investment Partners, L.P., US Airways Group will reimburse each equity investor for reasonable out of pocket expenses of the equity investor (up to a maximum of $350,000 plus filing fees incurred in connection with any required HSR filings for Par Investment Partners, L.P., Eastshore Aviation LLC and ACE Aviation Holdings Inc. and up to a maximum of $150,000 plus filing fees incurred in connection with any required HSR filings for the group of investors under the management of Wellington Management Company, LLP) relating to due diligence and negotiation conducted in connection with the transactions, participation in bankruptcy proceedings, completion of the transactions and enforcement of the equity investor’s rights under the various agreements. US Airways Group will reimburse Peninsula Investment Partners, L.P. for reasonable out of pocket expenses relating to enforcement of Peninsula Investment Partners, L.P.’s rights under the various agreements and for filing fees incurred in connection with any required filings under the HSR Act.
The Stockholders Agreement
      The investment agreements contemplate that, at the closing of the merger, each new equity investor and US Airways Group will enter into a stockholders agreement. The stockholders agreement will provide that, subject to certain exceptions, each equity investor will agree not to transfer any of the shares of New US Airways Group common stock acquired pursuant to the investment agreements until six months following the closing under the investment agreements and that New US Airways Group will provide certain customary registration rights to the equity investors. The stockholders agreement will also provide for the appointment of up to three individuals designated by certain of the equity investors to be appointed to the board of directors of New US Airways Group as of the effective time of the merger for a three-year term. In the case of ACE, the stockholders agreement will provide that (i) for so long as ACE holds at least 66.67% of the number of shares of New US Airways Group common stock acquired pursuant to its investment agreement, referred to as the ACE director threshold, ACE will be entitled to designate a director nominee for successive three-year terms and (ii) if ACE falls below the ACE director threshold, ACE will cause its director designee to resign from the board of directors. In the case of the equity investors other than ACE which are entitled as of the effective time of the merger to designate a director to the board of directors of New US Airways Group, the stockholders agreement will provide that (i) for so long as that investor holds at least 35% of the number of shares of New US Airways Group common stock acquired pursuant to its investment agreement, referred to as the designating investor threshold, that equity investor will be entitled to designate a director nominee for successive three-year terms and (ii) if any such equity investor falls below the designating director threshold, the designee of that equity investor will serve the remainder of that designee’s term as a director, but that equity investor will no longer have the right to designate a director nominee under the stockholders agreement.
      The form of stockholders agreement is attached as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. The description of the stockholders agreement is qualified in its entirety by reference to the full text of the stockholders agreement.

THE RIGHTS OFFERING
      This section of the proxy statement/prospectus describes material aspects of the rights offering proposed to be conducted by US Airways Group to holders of shares of America West Holdings Class A and Class B common stock on the record date, and certain unsecured creditors of the debtors entitled to vote on the plan of reorganization. The rights offering is being made by way of a separate prospectus which is being sent to holders of record of America West Holdings Class A and Class B common stock as of [month, day], 2005. You should consult that prospectus for important information about the rights offering.
      In connection with the merger, US Airways Group is proposing to make a rights offering to raise up to approximately $150 million. Pursuant to the proposed rights offering, US Airways Group will issue, at no charge, rights to purchase shares of New US Airways Group common stock to (i) the holders of shares of America West Holdings Class A and Class B common stock on the record date, and (ii) certain unsecured creditors of the debtors entitled to vote on the plan of reorganization (with certain exceptions as specified in the plan of reorganization). The rights issued to the holders of America West Holdings common stock will be transferable, while the rights issued to certain unsecured creditors of the debtors will be non-transferable.
      In addition, each holder of rights may also subscribe (with certain exceptions) for additional shares at the same exercise price per share pursuant to an oversubscription privilege. The complete allocation and distribution of the shares of New US Airways Group common stock pursuant to the over-subscription privilege is set forth in the rights offering prospectus. The subscription agent will return any excess payments, without interest or deduction, as soon as is reasonably practicable following the date of the allocation of shares.
      The issuance of shares in the rights offering is conditioned, among other things, on completion of the merger. However, the merger is not conditioned on completion of the rights offering, and you are not required to vote for the merger proposal in order to be permitted to exercise rights in the rights offering.
      The issuance of additional equity securities pursuant to the rights offering could dilute the interest of America West Holdings’ Class A and Class B stockholders in New US Airways Group relative to the creditors of US Airways Group. See the Section entitled “Risk Factors — The interest of America West Holdings stockholders is likely to be diluted relative to the creditors of US Airways Group as a result of the rights offering.”
      The terms of the rights are described in detail in the separate rights offering prospectus which is being sent to you simultaneously with this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
      US Airways Group will account for the merger as a “reverse acquisition” using the purchase method of accounting in conformity with accounting principles generally accepted in the United States of America. Although the merger is structured such that America West Holdings will become a wholly owned subsidiary of US Airways Group at closing, America West Holdings will be treated as the acquiring company for accounting purposes under SFAS No. 141, “Business Combinations” due to the following factors: (1) America West Holdings’ stockholders are expected to own approximately 39% of New US Airways Group common stock outstanding immediately following the merger as compared to certain former US Airways Group creditors who will hold approximately 12% (these percentages reflect certain assumptions concerning the likely exchange of certain convertible debt and the impact of certain securities that are dilutive at the per share purchase price paid by the equity investors); (2) America West Holdings will receive a larger number of designees to the New US Airways Group board of directors; and (3) America West Holdings’ current Chairman and Chief Executive Officer will serve as Chairman and Chief Executive Officer of New US Airways Group following the merger. The following unaudited pro forma condensed combined balance sheet as of March 31, 2005 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2004 and quarter ended March 31, 2005 are based on the historical consolidated financial statements of US Airways Group included in this proxy statement/prospectus and on the historical consolidated financial statements of America West Holdings which are incorporated by reference into this proxy statement/prospectus, giving effect to the merger and other transactions that will be effective upon completion of the merger.
      The unaudited pro forma condensed combined statements of operations give effect to the merger as if it had occurred on January 1, 2004 and the unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on March 31, 2005. The two major categories of adjustments reflected in the condensed combined pro forma financial statements are “Purchase Accounting Adjustments” and “Other Merger Adjustments.”
Purchase Accounting Adjustments
      Purchase accounting adjustments include adjustments necessary to (1) allocate the purchase price to the tangible and intangible assets and liabilities of US Airways Group based on their fair values; (2) reflect the expected disposition of prepetition liabilities upon US Airways Group’s emergence from bankruptcy; (3) reflect the changes in deferred taxes; and (4) conform the accounting policies of US Airways Group and America West Holdings. A detailed description of each of these purchase accounting adjustments follows:
      Fair Market Value Adjustments — The pro forma financial statements reflect the purchase price allocation based on a preliminary assessment of fair market values and lives assigned to the assets, liabilities and leases being acquired. Fair market values in the pro forma financial statements were determined based on preliminary consultation with independent valuation consultants, industry trends and by reference to market rates and transactions. After the closing of the merger, New US Airways Group, with the assistance of valuation consultants, will complete its evaluation of the fair value and the lives of the assets, liabilities and leases acquired. Fair market value adjustments reflected in the pro forma financial statements may be subject to significant revisions and adjustments pending finalization of those valuation studies. Significant assets and liabilities adjusted to fair market value which are subject to finalization of valuation studies include expendable spare parts and supplies, property and equipment, airport take-off and landing slots (included in other intangibles in the pro forma balance sheet), aircraft leases, deferred revenue and continuing debt obligations of New US Airways Group.
      US Airways Group’s Bankruptcy — In connection with US Airways Group’s emergence from bankruptcy, the plan of reorganization will provide for the disposition of prepetition liabilities classified as “Liabilities Subject to Compromise” on US Airways Group’s historical balance sheet. A portion of these liabilities classified as subject to compromise will be restructured and continue to be liabilities of New US Airways Group after the merger and a portion will be discharged with creditors only entitled to receive such distributions of cash and common stock in New US Airways Group as provided under the plan of reorganization. The pro forma accounting adjustments reflect a preliminary determination of liabilities expected to continue, which have been reclassified on the pro forma balance sheet, and those expected to be discharged which have been eliminated from the pro forma balance sheet. The ultimate resolution of certain of the claims asserted against US Airways Group in the Chapter 11 cases will be subject to negotiations and bankruptcy court procedures that will occur after the date of this proxy statement/prospectus. Therefore the final determination of liabilities continuing or being discharged upon emergence from bankruptcy may result in significant further revisions and adjustments. Persons holding equity in US Airways Group prior to emergence are not expected to be entitled to any distribution and their stock is expected to be cancelled. Reorganization costs associated with the bankruptcy included in the US Airways Group historical financial statements have also been eliminated from the pro forma financial statements.
      Purchase Price Allocation — The value of the merger consideration was determined based on America West Holdings’ traded market price per share due to US Airways Group operating under bankruptcy protection. The outstanding shares of America West Holdings at March 31, 2005 were valued at $4.82 per share, resulting in a value assigned to the shares of $175 million. The $4.82 per share value is based on the five-day average share price of America West Holdings with May 19, 2005, the merger announcement date, as the midpoint. The outstanding shares of America West Holdings Class A and Class B common stock were converted to New US Airways Group common stock at a conversion rate of 0.5362 and 0.4125, respectively. Certain unsecured creditors of US Airways Group will be issued approximately 8.2 million shares of New US Airways Group common stock in settlement of their claims. The fair value of that common stock valued at an equivalent price based on the $4.82 value of the America West Holdings stock is $96 million. America West Holdings expects to incur direct acquisition costs in connection with the merger of approximately $19 million. The following table summarizes the estimated purchase price (dollars in millions):

Fair value of common shares issued to US Airways Group’s unsecured creditors	$96
Estimated merger costs	19

Total purchase price	$115

      The following table summarizes the pro forma net assets acquired and liabilities assumed in connection with the merger and the preliminary allocation of the purchase price (dollars in millions):

Current assets	$1,451
Property plant and equipment, net	2,816
Other assets	1,305
Goodwill	385
Liabilities assumed	(5,842)

Total purchase price	$115

      Income Taxes — The pro forma balance sheet reflects a pro forma adjustment to record a deferred tax liability for US Airways Group, primarily due to the significant discharge of prepetition liabilities in connection with the emergence of US Airways Group from bankruptcy. Upon completion of the merger, America West Holdings will evaluate whether there is any reduction necessary of its deferred tax asset valuation allowance. Any such reduction in the valuation allowance would be recorded as a decrease to goodwill. Due to the change in ownership upon completion of the merger, the annual usage of any attributes that were generated prior to the merger may be substantially limited.
      Conforming Accounting Policies — The pro forma financial statements reflect the following adjustments to conform the accounting policies of US Airways Group with those of America West Holdings.

•	Share-based compensation — US Airways Group is conforming its policy of accounting for share-based compensation under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123, to America West Holdings’ policy of accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25.

•	Passenger Transportation Revenues — US Airways Group is conforming its passenger revenue recognition policy to America West Holdings’ policy, which estimates and records at the time of sale a portion of passenger ticket revenue for those tickets expected to expire unused and defers costs such as credit card fees and computer reservation system fees until the related revenue is recognized.

      Change in Accounting Policy — The pro forma balance sheet reflects the following adjustment to conform the accounting policies of America West Holdings with that of US Airways Group, the effect of which will be treated as a cumulative effect of a change in accounting principle upon the earlier of completion of the merger or January 1, 2006.

•	Aircraft Maintenance and Repairs — US Airways Group charges maintenance and repair costs for owned and leased flight equipment to operating expense as incurred. America West Holdings records the cost of major scheduled airframe, engine and certain component overhauls as capitalized assets that are subsequently amortized over the periods benefited (deferral method). Upon the earlier of the completion of the merger or January 1, 2006, America West Holdings will change its accounting policy from the deferral method to the expense as incurred method. While the deferral method is permitted under accounting principles generally accepted in the United States of America, America West Holdings believes that the expense as incurred method is preferable and the predominant method used in the airline industry.
      The historical financial statements of US Airways Group reflect other reclassifications of certain balances to conform with America West Holdings’ financial statement presentation. Additionally, the 2004 historical statement of operations for America West Holdings does not reflect reclassifications made by America West Holdings in its first quarter 2005 financial statements as filed in its Form 10-Q.
Other Merger Adjustments
      Critical to US Airways Group’s emergence from bankruptcy and its merger with America West Holdings is additional financing and liquidity to fund operations. Several material agreements have been entered into that will be effective either before or upon completion of the merger. The unaudited pro forma condensed combined statements of operations give effect to these material agreements as if they occurred on January 1, 2004 and the unaudited pro forma condensed combined balance sheet gives effect to the material agreements as if they occurred on March 31, 2005.
      The New Equity Investments — The new equity investors, ACE Aviation Holdings Inc., Par Investment Partners L.P., Peninsula Investment Partners L.P., and certain investors advised by Wellington Management Co. LLP, will invest $375 million in consideration for the issuance of 24,192,727 shares of New US Airways Group common stock. Eastshore Aviation, LLC will convert the outstanding principal amount of its junior debtor in possession financing, or the DIP facility, into approximately 8,333,333 shares of New US Airways Group common stock. As of March 31, 2005, US Airways Group had drawn $75 million under the DIP facility. The first of two additional $25 million draws was made in April 2005 and the final $25 million is scheduled to be drawn no later than September 30, 2005. The pro forma adjustments reflect the $500 million of new equity. See also the section entitled “The New Equity Investments.”
      GE Merger MOU — US Airways Group and America West Holdings reached a comprehensive agreement with General Electric Capital Corporation, or GECC, and its affiliates as described in the Master Merger Memorandum of Understanding, which we refer to as the GE Merger MOU. The key aspects of the GE Merger MOU are as follows (See the section entitled “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”):

•	The GE Merger MOU provides for continued use by US Airways Group of certain leased Airbus, Boeing and regional jet aircraft, the modification of monthly lease rates, and the return to GECC of certain other leased Airbus and Boeing aircraft. The pro forma adjustments reflect the modification of monthly lease rates.

•	GECC has provided a bridge facility of approximately $56 million for use by the US Airways Group during the pendency of the Chapter 11 proceedings. As of March 31, 2005, $42 million was outstanding under the bridge facility. The remaining $14 million was drawn subsequent to

March 31, 2005. Upon completion of the merger, convertible notes of US Airways, Inc. will be issued to GECC in the aggregate principal amount of $125 million in exchange for conversion of the bridge facility into the convertible notes, forgiveness and release of US Airways, Inc. from certain prepetition obligations, deferral of certain payment obligations, and amendments to future maintenance agreements. The convertible notes will be convertible at any time, at the holders’ election, into shares of common stock of the New US Airways Group at a conversion price equal to the product of (x) 140% – 150% (at US Airways, Inc.’s option) and (y) the average closing price of New US Airways Group common stock for the sixty consecutive trading days following emergence from bankruptcy and the listing of New US Airways Group common stock on a national stock exchange. The pro forma adjustments reflect the additional cash received under the bridge facility, the issuance of the convertible notes, and the forgiveness of certain prepetition obligations.

•	GECC will purchase and immediately lease back to US Airways Group: (a) the assets securing the 2001 GE credit facility and the 2003 GE liquidity facility, and other GE obligations, consisting of 11 Airbus aircraft and 28 spare engines and engine stands, and (b) ten regional jet aircraft currently debt financed by GECC. The sale leaseback transaction is expected to close prior to July 1, 2005. The proceeds from the sale leaseback transaction of approximately $633 million are required to be used to pay down balances due GE by US Airways Group under the 2003 GE liquidity facility in full, the GECC mortgage-debt financed CRJ aircraft in full, and a portion of the 2001 GE credit facility. The 2001 GE credit facility will be amended to allow certain additional borrowings, which will result in a total principal balance outstanding thereunder of approximately $28 million.

The pro forma adjustments reflect the impact of the sale leaseback transaction, the pay down of debt with the sale leaseback proceeds, and additional borrowings under the GE credit facility after the sale leaseback.
      Airbus MOU — In connection with the merger, a Memorandum of Understanding was executed between ASVA S.A.R.L., an affiliate of Airbus Industrie, which we refer to as Airbus, US Airways Group, US Airways, Inc. and America West Airlines, Inc. which we refer to as the Airbus MOU. The key aspects of the Airbus MOU are as follows (see also the section entitled “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”):

•	Airbus will provide a $250 million financing commitment upon the satisfaction of various conditions precedent (including the completion of the merger and the emergence of US Airways, Inc. from bankruptcy) of which $153 million is available to be drawn upon completion of the merger and used for general corporate purposes.

•	Airbus has rescheduled US Airways Group’s A320-family and A330-200 delivery commitments and has agreed to provide backstop financing for a substantial number of aircraft, subject to certain terms and conditions, on an order of 20 A350 aircraft. US Airways Group’s A320-family aircraft are now scheduled for delivery in 2009 and 2010. US Airways Group’s A330-200 aircraft are scheduled for delivery in 2009 and 2010 and A350 aircraft deliveries are currently scheduled to occur beginning in 2011. The Airbus MOU also eliminates cancellation penalties on US Airways Group’s orders for the ten A330-200 aircraft, provided that New US Airways Group has met certain predelivery payment obligations under the A350 order. In connection with the restructuring of aircraft firm orders, US Airways Group and America West Holdings will be required to pay an aggregate non-refundable restructuring fee which will be paid by means of set-off against existing equipment purchase deposits of US Airways Group and America West Holdings, Inc. held by Airbus. The US Airways Group restructuring fee is recorded as a reduction in the assets acquired by America West Holdings in purchase accounting. The America West Holdings restructuring fee will be recorded as a charge at the time of the merger, but has been excluded from the pro forma statement of operations as it is a non-recurring item directly related to the merger.

      The pro forma adjustments reflect the initial draw of $153 million immediately available upon closing of the merger, the issuance of certain services credits and the elimination of existing equipment purchase deposits used to satisfy the restructuring fee. The pro forma adjustments also reflect an adjustment to reverse a $33 million accrued aircraft order cancellation penalty previously established by US Airways Group in connection with its pre-merger intention not to take delivery of the A330-200 aircraft scheduled for future delivery.
Items Excluded From the Pro Forma Financial Statements
      Integration Activities — The pro forma financial statements do not include any adjustments for liabilities that may result from integration activities, as management is in the process of making these assessments, and estimates of these costs are currently unknown. However, significant liabilities ultimately may be recorded for US Airways Group employee severance and/or relocation costs of vacating some US Airways Group facilities, and costs associated with other exit activities. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill. In addition, significant restructuring charges may be incurred upon completion of the merger or in subsequent quarters for severance or relocation costs related to America West Holdings employees, costs of vacating some facilities of America West Holdings or other costs associated with exit activities of America West Holdings. Any such restructuring charges would be recorded as an expense in the combined statement of operations in the period in which they were incurred.
      Conversion of America West Holdings’ Convertible Debt — In July and August of 2003, America West Holdings completed a private placement of approximately $87 million issue price of 7.25% Senior Exchangeable Notes due 2023. The notes bear cash interest until July 30, 2008. Thereafter, the notes will cease bearing cash interest and begin accruing original issue discount daily at a rate of 7.25% per year until maturity. Each note was issued at a price of $343.61 and is exchangeable for class B common stock of America West Holdings at an exchange ratio of 32.038 shares per $1,000 principal amount at maturity of the notes (subject to adjustment in certain circumstances). This represents an equivalent conversion price of approximately $10.73 per share. The aggregate amount due at maturity, including accrued original issue discount from July 31, 2008, will be approximately $253 million. The notes are unconditionally guaranteed on a senior unsecured basis by America West Holdings.
      As a result of the proposed merger, the holders of the notes will have the option to require America West Holdings to purchase the notes. Conversely, America West Holdings has the option to redeem the notes in either cash or shares of America West Holdings Class B common stock, which then would be converted into New US Airways Group common stock in connection with the merger. If it elects to pay in shares, the number of shares to be issued will be equal to the change of control purchase price divided by 95% of the market price of the America West Holdings Class B common stock at or around the time of the merger.
      The right to convert the notes is at the sole discretion of the holders of the notes. As it is not currently known if the notes will be converted, the pro forma financial statements do not assume conversion. If all of the noteholders elect to require America West Holdings to repurchase the notes and if America West Holdings elects to use common shares to satisfy the repurchase obligation, approximately 5.6 million shares of New US Airways Group common stock would be issued.
      Restructuring of the ATSB Loan Guarantees — US Airways Group and America West Holdings each have loans outstanding guaranteed under the Air Transportation Safety and System Stabilization Act by the ATSB. As of March 31, 2005, the amounts outstanding under these loans for US Airways Group and America West Holdings was approximately $712 million and $300 million, respectively. US Airways Group reached agreement with the ATSB concerning an interim extension to the ATSB cash collateral agreement while US Airways Group and America West Holdings work to finalize the post-merger terms of both loans.

The interim agreement will expire on July 29, 2005 and will require US Airways Group, among other conditions, to maintain a weekly minimum unrestricted cash balance of $325 million.
      The Proposed Rights Offering — US Airways Group is proposing to distribute, by a separate registration statement and prospectus, (i) transferable rights to purchase up to 3,500,000 shares of New US Airways Group common stock to the holders of shares of America West Holdings Class A and Class B common stock on the record date and (ii) non-transferable rights to purchase up to 5,590,909 shares of New US Airways Group common stock to certain unsecured creditors of the debtors entitled to vote on the plan of reorganization, with certain exceptions as specified in the plan of reorganization.
      In addition, each holder of rights may also subscribe (with certain exceptions) for additional shares at the same exercise price per share, pursuant to an over-subscription privilege. The rights will be exercisable for a subscription price of $16.50 per share. If exercised in full, the rights offering will result in gross proceeds to New US Airways Group of $150 million. The completion of the rights offering is conditioned on completion of the merger.
      Synergies — America West Holdings and US Airways Group anticipate the combination of America West Holdings and US Airways Group will result in significant annual revenue, operating and cost synergies that would be unachievable without completing the merger. We cannot assure you that we will be able to achieve these revenue, operating and cost synergies and the synergies have not been reflected in the pro forma financial statements. See also the section entitled “The Combined Company Following the Merger” for further discussion of anticipated synergies.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
MARCH 31, 2005
(dollars in millions)

	US Airways	America West	Purchase		Other		Pro Forma
	Group	Holdings	Accounting		Merger		As
	Historical	Historical	Adjustments		Adjustments		Adjusted

Current assets
Cash, cash equivalents and short-term investments	$513	$234	$—		$613	(a)	$1,360
Restricted cash	130	—	—		—		130
Accounts receivable, net	318	156	—		—		474
Expendable spare parts and supplies, net	171	55	(49	) (b)	—		177
Prepaid expenses and other	179	209	—		1	(c)	389

Total current assets	1,311	654	(49)		614		2,530

Property and equipment
Flight equipment	3,298	915	(595	) (d)	(562	) (e)	3,056
Other property and equipment	365	298	(96	) (f)	—		567
Equipment purchase deposits	76	70	—		(89	) (g)	57

	3,739	1,283	(691)		(651)		3,680
Less accumulated depreciation and amortization	356	607	(463	) (h)	(32	) (i)	468

Net property and equipment	3,383	676	(228)		(619)		3,212

Other assets
Goodwill	2,490	—	(2,105	) (j)	—		385
Restricted cash	636	91	—		—		727
Other intangibles, net	524	—	70	(k)	—		594
Other assets, net	83	159	(9	) (l)	(1	) (m)	232

Total other assets	3,733	250	(2,044)		(1)		1,938

Total assets	$8,427	$1,580	$(2,321)		$(6)		$7,680

Current liabilities
Current maturities of long-term debt and capital leases	$820	$118	$163	(n)	$(168	) (n)	$933
Accounts payable	431	185	108	(o)	—		724
Air traffic liability	1,003	276	(164	) (p)	—		1,115
Accrued compensation and vacation benefits	224	51	—		—		275
Other accrued liabilities	361	136	175	(q)	(17	) (r)	655

Total current liabilities	2,839	766	282		(185)		3,702

Non current liabilities and deferred credits
Long-term debt and capital leases, less current maturities	78	593	2,192	(n)	(276	) (n)	2,587
Deferred credits and other obligations	44	151	183	(s)	(103	) (t)	275
Employee benefit liabilities and other	250	—	481	(u)	—		731

Total non-current liabilities and deferred credits	372	744	2,856		(379)		3,593

Liabilities subject to compromise	5,814	—	(5,814	) (v)	—		—
Commitments and contingencies
Stockholders’ equity
Preferred stock	—	—	—		—		—
Common stock	—	—	1	(w)	—		1
Common stock, Class A	51	—	(51	) (x)	—		—
Common stock, Class B	5	1	(6	) (w)	—		—
Additional paid-in capital	410	632	(621	) (y)	500	(z)	921
Accumulated deficit	(1,067)	(255)	727	(aa)	58	(aa)	(537)
Treasury stock, Series B Common stock	(3)	(308)	311	(ab)	—		—
Deferred compensation	(10)	—	10	(ac)	—		—
Accumulated other comprehensive income	16	—	(16	) (ad)	—		—

Total stockholders’ equity	(598)	70	355		558		385

Total liabilities and stockholders’ equity	$8,427	$1,580	$(2,321)		$(6)		$7,680

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(a)	To reflect increases in cash, cash equivalents and short-term investments as described in the table below (dollars in millions):

Cash received from new equity investors	$425
Initial draw on Airbus loan available at closing	153
Cash draws from GECC facilities available at or prior to closing	35

Total increase in cash, cash equivalents and short-term investments	$613

(b)	Fair market value adjustment of US Airways Group’s expendable spare parts and supplies in purchase accounting.

(c)	Adjustment to record the services credit to be received in connection with restructure of Airbus purchase agreements.

(d)	Adjustment to reflect the change in America West Holdings’ method of accounting for aircraft maintenance and repairs of $361 million and the fair market value adjustment of US Airways Group flight equipment and elimination of accumulated depreciation, in purchase accounting of $234 million.

(e)	Adjustment to reflect the reduction in flight equipment related to the GECC sale-leaseback transaction of $554 million and the elimination of capitalized interest related to Airbus predelivery deposits of $8 million.

(f)	Elimination of US Airways Group accumulated depreciation in purchase accounting.

(g)	Adjustment to reflect the use of Airbus equipment purchase deposits to satisfy restructuring fees in connection with the amended Airbus purchase agreements.

(h)	Elimination of US Airways Group accumulated depreciation and amortization in purchase accounting of $324 million and adjustment to reflect the elimination of accumulated depreciation and amortization related to the change in America West Holdings’ method of accounting for aircraft maintenance and repairs of $139 million.

(i)	Adjustment to reflect the reduction in accumulated depreciation and amortization related to the GECC sale-leaseback transaction.

(j)	Adjustment to reflect elimination of prior US Airways Group goodwill of $2.5 billion and the establishment of goodwill as part of purchase accounting of $385 million.

(k)	Purchase accounting adjustment to reflect US Airways Group take-off and landing slots at fair market value.

(l)	Adjustment to eliminate debt issuance costs in purchase accounting.

(m)	Elimination of deposits related to aircraft returned under the GECC transaction.

(n)	Adjustments to reflect changes in debt as summarized in the table below.

	Short-term	Long-term

	(dollars in millions)
Purchase accounting adjustments:
Prepetition debt previously classified as subject to compromise assumed to be a continuing obligation upon emergence from bankruptcy	$163	$2,192

Other merger adjustments:
Exchange of Eastshore debtor in possession financing for equity	$(75)	$—
Initial draw on Airbus loan available at closing	—	153
Debt restructured under the GE Merger MOU	(93)	(429)

Total other merger adjustments	$(168)	$(276)

(o)	Adjustment to reflect an estimated $85 million of prepetition accounts payable previously classified as subject to compromise assumed to be a continuing obligation upon emergence from bankruptcy and the accrual of merger related expenses of $23 million.

(p)	Adjustment to conform to the acquirer’s accounting policy for revenue recognition related to tickets that expire unused and fair value adjustment for US Airways Group deferred revenue.

(q)	Reclassification of prepetition obligations previously classified as subject to compromise assumed to be continuing obligations upon emergence from bankruptcy.

(r)	Adjustment to reflect the reduction of accrued interest and maintenance contract accruals related to the GECC debt restructuring.

(s)	Adjustments for deferred income taxes related to purchase accounting.

(t)	Reduction of other non-current liabilities related to restructuring of GE deferred maintenance payment obligations of $70 million and the elimination of Airbus penalties of $33 million.

(u)	Reclassification of prepetition obligations previously classified as subject to compromise assumed to be continuing obligations upon emergence from bankruptcy.

(v)	Adjustment to reflect the elimination of liabilities subject to compromise upon emergence from bankruptcy.

(w)	Adjustment to eliminate US Airways Group common stock and the conversion of America West Holdings’ Class B common stock for New US Airways Group common stock and the issuance of New US Airways Group common stock as part of purchase accounting.

(x)	Adjustment to reflect the elimination of Class A common stock as part of purchase accounting.

(y)	Change in additional paid-in capital as summarized below (dollars in millions):

Elimination of America West Holdings treasury stock	$(307)
Elimination of existing additional paid-in capital for US Airways Group	(410)
Value of additional common stock issued to US Airways Group unsecured creditors	96

Total	$(621)

(z)	Change in additional paid-in capital reflects value contributed by new investors of $500 million including the exchange of Eastshore debtor in possession financing of $75 million to equity.

(aa)	Adjustment to reflect the elimination of US Airways Group accumulated deficit and the impact of other purchase accounting and merger related adjustments.

(ab)	Adjustment to reflect the elimination of both US Airways Group and America West Holdings’ treasury stock.

(ac)	Adjustment to reflect the elimination of deferred compensation related to cancelled US Airways Group restricted stock.

(ad)	Adjustment to reflect the elimination of US Airways Group accumulated other comprehensive income as part of purchase accounting.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(in millions, except share and per share amounts)

	US Airways	America West	Purchase				Pro Forma
	Group	Holdings	Accounting		Other Merger		As
	Historical	Historical	Adjustments		Adjustments		Adjusted

Operating revenues:
Passenger	$1,447	$679	$—		$—		$2,126
Cargo	21	9	—		—		30
Other	160	35	—		—		195

Total operating revenues	1,628	723	—		—		2,351

Operating expenses:
Salaries and related costs	477	175	—		—		652
Aircraft rent	115	77	2	(a)	13	(b)	207
Other rent and landing fees	123	41	—		—		164
Aircraft fuel	374	152	—		—		526
Realized and unrealized gains on fuel hedging instruments, net	(6)	(60)	—		—		(66)
Agency commissions	20	5	—		—		25
Aircraft maintenance materials and repairs	86	48	19	(c)	—		153
Depreciation and amortization	56	12	(2	) (d)	(5	) (e)	61
Special charges, net	—	1	—		—		1
Express capacity purchases	202	111	—		—		313
Other	382	111	(4	) (f)	—		489

Total operating expenses	1,829	673	15		8		2,525

Operating income (loss)	(201)	50	(15)		(8)		(174)

Nonoperating income (expenses):
Interest income	3	2	—		—		5
Interest expense, net	(78)	(19)	2	(g)	8	(h)	(87)
Reorganization items, net	(2)	—	2	(i)	—		—
Other, net	(4)	1	—		—		(3)

Total nonoperating income (expenses), net	(81)	(16)	4		8		(85)

Income (loss) before income tax expense	(282)	34	(11)		—		(259)

Income tax expense	—	—	—		—		—

Net income (loss)	$(282)	$34	$(11)		$—		$(259)

Income (loss) per share:
Basic	$(5.13)	$0.93					$(4.65	)(j)

Diluted	$(5.13)	$0.62					$(4.65	)(j)

Shares used for computation (in thousands):
Basic:	54,862	36,152					55,703

Diluted:	54,862	62,372					55,703

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
For the three months ended March 31, 2005

(a)	Reflects increase in aircraft rent expense related to the fair market value adjustments in purchase accounting related to aircraft leases.

(b)	Reflects increased aircraft rent expense related to the GECC aircraft sale-leaseback transaction and lease rate restructuring.

(c)	Reflects America West Holdings’ change in accounting method for aircraft maintenance and repairs.

(d)	Reflects change in depreciation related to fair market value adjustments in purchase accounting related to flight equipment.

(e)	Reflects reduction of depreciation expense related to the GECC aircraft sales leaseback transaction.

(f)	Adjustment to conform to America West Holdings’ accounting policy to defer costs related to unused tickets until the revenue is recognized.

(g)	Reflects decrease in interest expense related to purchase accounting fair market value adjustments related to debt.

(h)	Reflects decrease in interest expense of $10 million related to the restructuring of GECC debt obligations and the elimination of interest expense of $1 million on debtor in possession financing that converts to equity upon the merger, offset by interest expense of $3 million on the new Airbus debt obligation assumed to be drawn down upon closing of the merger.

(i)	Reflects the elimination of reorganization costs.

(j)	Basic earnings (loss) per common share gives effect to the number of shares expected to be outstanding as a result of the merger; see the section entitled “Pro Forma Fully Diluted Security Ownership by Entity of New US Airways Group at Closing.” As a result of the pro forma net loss, no effect has been given to potentially dilutive securities.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(in millions, except share and per share amounts)

	US Airways	America West	Purchase				Pro Forma
	Group	Holdings	Accounting		Other Merger		As
	Historical	Historical	Adjustments		Adjustments		Adjusted

Operating revenues:
Passenger	$6,345	$2,197	$—		$—		$8,542
Cargo	132	28	—		—		160
Other	640	114	—		—		754

Total operating revenues	7,117	2,339	—		—		9,456

Operating expenses:
Salaries and related costs	2,439	656	(5	) (a)	—		3,090
Aircraft rent	449	304	8	(b)	52	(c)	813
Other rent and landing fees	419	168	—		—		587
Aircraft fuel	1,099	557	—		—		1,656
Agency commissions	100	25	—		—		125
Aircraft maintenance materials and repairs	361	206	54	(d)	—		621
Depreciation and amortization	248	54	(6	) (e)	(17	) (f)	279
Special credits, net	—	(15)	—		—		(15)
Express capacity purchases	801	—	—		—		801
Other	1,579	428	(7	) (g)	—		2,000

Total operating expenses	7,495	2,383	44		35		9,957

Operating loss	(378)	(44)	(44)		(35)		(501)

Nonoperating income (expenses):
Interest income	12	8	—		—		20
Interest expense, net	(242)	(80)	8	(h)	19	(i)	(295)
Reorganization items, net	(35)	—	35	(j)	—		—
Other, net	22	27	—		—		49

Total nonoperating income (expenses), net	(243)	(45)	43		19		(226)

Loss before income tax (expense) benefit	(621)	(89)	(1)		(16)		(727)

Income tax benefit	10	—	—		—		10

Net loss	$(611)	$(89)	$(1)		$(16)		$(717)

Loss per share:
Basic	$(11.19)	$(2.47)					$(12.87	)(k)

Diluted	$(11.19)	$(2.47)					$(12.87	)(k)

Shares used for computation (in thousands):
Basic:	54,597	36,026					55,703

Diluted:	54,597	36,026					55,703

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
For the year ended December 31, 2004

(a)	Reduction in salaries and related costs related to the change in US Airways Group accounting for share-based compensation from SFAS No. 123 to APB Opinion No. 25 to conform to accounting policy of America West Holdings.

(b)	Reflects increase in aircraft rent expense related to the fair market value adjustments in purchase accounting related to aircraft leases.

(c)	Reflects increased aircraft rent expense related to the GECC aircraft sale-leaseback transaction and lease rate restructuring.

(d)	Reflects America West Holdings’ change in accounting method for aircraft maintenance and repairs.

(e)	Reflects changes in depreciation and amortization related to fair market value adjustments in purchase accounting related to flight equipment and slots of ($7) million and $1 million, respectively.

(f)	Reflects reduction of depreciation expense related to the GECC aircraft sale-leaseback transaction.

(g)	Reflects a reduction in expense for purchase accounting fair market value adjustments related to inventory of $3 million and a $4 million adjustment to conform to the America West Holdings’ policy to defer costs related to unused tickets until the revenue is recognized.

(h)	Reflects decrease in interest expense related to purchase accounting fair market value adjustments related to debt.

(i)	Reflects the estimated reduction of interest expense of $28 million related to the restructuring of GECC debt obligations offset by interest expense of $9 million on the new Airbus debt obligation assumed to be drawn down upon closing of the merger.

(j)	Reflects the elimination of reorganization costs.

(k)	Basic earnings (loss) per common share gives effect to the number of shares expected to be outstanding as a result of the merger; see the section entitled “Pro Forma Fully Diluted Security Ownership by Entity of New US Airways Group at Closing.” As a result of the pro forma net loss, no effect has been given to potentially dilutive securities.

DESCRIPTION OF CAPITAL STOCK OF NEW US AIRWAYS GROUP
      New US Airways Group authorized capital stock will consist of 200,000,000 shares of common stock with a par value of $0.01.
      The following summary of certain provisions of the New US Airways Group common stock is not intended to be complete and is qualified by reference to the provisions of applicable law and to the form of second amended and restated certificate of incorporation and form of second amended and restated bylaws of New US Airways Group which are filed as exhibits to the registration to which this proxy statement/prospectus is a part.
      The holders of New US Airways Group common stock will be entitled to one vote per share on all matters submitted to a vote of common stockholders, except that voting rights of non-U.S. citizens are limited. Holders of common stock have no right to cumulate their votes. We anticipate that the common stock will be listed on the NYSE. Holders of common stock participate equally as to any dividends or distributions on the common stock.
      Certain provisions of the second amended and restated certificate of incorporation and second amended and restated bylaws of New US Airways Group may have the effect of delaying or preventing changes in control if our board of directors determines that those changes in control are not in the best interests of New US Airways Group and its stockholders. These provisions include, among other things, the following:

•	a classified board of directors with three-year staggered terms;

•	advance notice procedures for stockholder proposals to be considered at stockholders’ meetings;

•	the ability of New US Airways Group’s board of directors to fill vacancies on the board;

•	a prohibition against stockholders taking action by written consent;

•	a prohibition against stockholders calling special meetings of stockholders;

•	requiring the approval of holders of at least 80% of the voting power of the shares entitled to vote in the election of directors for the stockholders to amend the second amended and restated bylaws; and

•	super majority voting requirements to modify or amend specified provisions of New US Airways Group’s second amended and restated certificate of incorporation.
      These provisions are not intended to prevent a takeover, but are intended to protect and maximize the value of New US Airways Group’s stockholders’ interests. While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable our board of directors to prevent a transaction that some, or a majority, of our stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. In addition, New US Airways Group will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits business combinations with interested stockholders. Interested stockholders do not include stockholders whose acquisition of New US Airways Group’s securities is pre-approved by the board of directors in accordance with Section 203.
      For a more detailed description of the provisions of New US Airways Group’s second amended and restated certificate of incorporation and second amended and restated bylaws, see the section entitled “Comparison of Stockholder Rights and Corporate Governance Matters.”

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS
      Both America West Holdings and US Airways Group are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently governed by the Delaware General Corporation Law, which we refer to as the DGCL. Upon completion of the merger, stockholders of America West Holdings will exchange their shares of America West Holdings common stock for New US Airways Group common stock or, in the case of fractional shares, cash. Accordingly, upon completion of the merger, the rights of America West Holdings stockholders who become stockholders of New US Airways Group in the merger will be governed by the DGCL, the second amended and restated certificate of incorporation of New US Airways Group and the second amended and restated bylaws of New US Airways Group, which we refer to in this proxy statement/prospectus as the certificate of incorporation and the bylaws, respectively. As indicated in the merger agreement, New US Airways Group will file its amended certificate of incorporation with the Delaware Secretary of State and adopt its amended bylaws at the time of the completion of the merger, at which time both documents will go into effect.
      The following is a summary of material differences between the current rights of America West Holdings stockholders and the proposed rights of New US Airways Group stockholders. While we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of America West Holdings and New US Airways Group stockholders and it is qualified in its entirety by reference to the DGCL and the various documents of America West Holdings and US Airways Group to which we refer in this summary. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. We urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which we refer in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of America West Holdings and being a stockholder of New US Airways Group. America West Holdings and US Airways Group have filed with the SEC their respective documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. See the section entitled “Additional Information — Where You Can Find More Information About America West Holdings and US Airways Group.”

	America West Holdings Corporation	New US Airways Group

Authorized Capital Stock	The authorized capital stock of America West Holdings Corporation consists of (i) 1,200,000 shares of Class A common stock, par value $0.01 per share, (ii) 100 million shares of Class B common stock, par value $0.01 per share, and (iii) 48,800,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock are outstanding.	The authorized capital stock of New US Airways Group will consist of 200 million shares of common stock, par value $0.01 per share.

Number of Directors	America West Holdings’ certificate of incorporation provides that America West Holdings’ board of directors will consist of not less than 9 nor more than 15 directors (except for increases above 15 members caused by a provision allowing holders of preferred stock to elect additional directors in the event of nonpayment of dividends), with the exact number of directors to be determined from time to time by America West Holdings’ board of directors. America	New US Airways Group’s certificate of incorporation provides that the board of directors will consist of not less than 1 nor more than 15 directors, the exact number of which will be fixed from time to time by resolution adopted by a majority of New US Airways Group’s board of directors. The merger agreement contemplates that New US Airways Group’s board of directors will consist of 13 directors following the completion of the merger.

	America West Holdings Corporation	New US Airways Group

West Holdings’ board of directors currently consists of 11 directors.

Cumulative Voting	America West Holdings’ certificate of incorporation does not provide for cumulative voting and, accordingly, holders of America West Holdings’ common stock do not have cumulative voting rights in connection with the election of directors.	The provisions of New US Airways Group’s organizational documents are substantially similar.

Classification of Board of Directors	America West Holdings’ certificate of incorporation classifies the board of directors into three separate classes, consisting as nearly equal in number as may be possible of one-third of the total number of directors constituting the entire board of directors, with staggered three-year terms. If the number of directors is changed, any increase or decrease will be apportioned across classes in order for the classes to remain as nearly equal as possible.	The provisions of New US Airways Group’s certificate of incorporation are substantially similar.

Removal of Directors	America West Holdings’ certificate of incorporation provides that, except as otherwise provided in the stockholders’ agreement, any director may be removed by the stockholders with or without cause pursuant to the bylaws and applicable law.

	America West Holdings’ bylaws provide that, at any special meeting of the stockholders duly called, any director may, by a majority vote of the voting power of all the shares of stock issued and outstanding and entitled to vote at the meeting, be removed from office with or without cause, and the successor of the director so removed may be elected.	New US Airways Group’s certificate of incorporation provides that any director may be removed only “for cause,” and by the affirmative vote of the holders of at least 80% of the voting power of the then issued and outstanding capital stock entitled to vote for the election of directors.

Vacancies on the Board of Directors	America West Holdings’ certificate of incorporation provides that, except as otherwise provided in the stockholders’ agreement, in case any vacancy occurs on the board of directors because of death, resignation, retirement, disqualification, removal, an increase in the authorized number of directors or any other cause, the board of directors may, at any meeting, by resolution of a majority of the directors then in office, though less than a quorum, elect a director to fill such a vacancy.

	America West Holdings’ bylaws further provide that if, as a result of a disaster or emergency (as determined in good	New US Airways Group’s certificate of incorporation provides that any vacancy on the board of directors that results from an increase in the number of directors may be filled by a majority of the board of directors then in office, provided that a quorum is present, and any other vacancy occurring on the board of directors may be filled by a majority of the board then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of that class will hold office for a term that coincides with the remaining term of that class. Any director

	America West Holdings Corporation	New US Airways Group

	faith by the remaining directors), it becomes impossible to ascertain whether or not a vacancy or vacancies exist on the board, and a person or persons are elected by directors, who in good faith believe themselves to be a majority of the remaining directors, to fill the vacancy or vacancies that the remaining directors in good faith believe exist, then the acts of the person or persons who are so elected as directors will be valid and binding upon America West Holdings and the stockholders, although it may subsequently develop that at the time of the election (A) there was in fact no vacancy existing on the board; or (B) the directors who so elected such person(s) did not in fact constitute a majority of the remaining directors.	elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as his or her predecessor.

Stockholder Action by Written Consent	America West Holdings’ certificate of incorporation provides that no stockholder action may be taken except at an annual or special meeting of stockholders. Stockholders have the power to act by means of written consent only in the removal of directors in accordance with a stockholders’ agreement dated as of August 25, 1994 (or any stockholders’ agreement for the corporation replacing the same and containing substantially the same terms and provisions) or any other voting agreement of even date therewith between GPA Group plc and AmWest Partners, L.P., for so long as any such agreement remains in force and effect.	New US Airways Group’s certificate of incorporation provides that no stockholder action may be taken except at an annual or special meeting of stockholders and that stockholders may not take any action by written consent.

Amendment to Certificate of Incorporation	Under DGCL Section 242, America West Holdings’ certificate of incorporation may be amended only if the proposed amendment is approved by the board of directors and the holders of the majority of the outstanding stock entitled to vote at the meeting.	New US Airways Group’s certificate of incorporation provides that New US Airways Group reserves the right to amend, alter, change or repeal any provision contained in its certificate of incorporation in a manner in keeping with the certificate of incorporation or the DGCL, and that all rights conferred upon stockholders are granted subject to that reservation.

New US Airways Group’s certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the voting power of the shares entitled to vote for the election of directors to amend, alter, change, repeal or adopt any provision as part of the certificate of incorporation inconsistent with the

	America West Holdings Corporation	New US Airways Group

purpose and intent of the provisions which relate to the classification of the board of directors, the absence of the ability of stockholders to take action by written consent, amendments of bylaws or amendment of the certificate of incorporation.

Amendment of Bylaws	America West Holdings’ certificate of incorporation provides that the board of directors has the power to make, alter or repeal America West Holdings’ bylaws, except as limited by the bylaws.

America West Holdings’ bylaws provide that the bylaws may be altered, amended or repealed by:

•    the affirmative vote of the majority of the stock entitled to vote at any stockholders’ meeting; or
	• a resolution adopted by the affirmative vote of not less than a majority of the directors in office at any meeting of the board of directors or at any special meeting of the board of directors if notice of the proposed alteration, amendment or repeal is contained in the notice of that special meeting.	New US Airways Group’s certificate of incorporation provides that an affirmative vote of at least a majority of the board of directors or the affirmative vote of at least 80% of the voting power of the shares entitled to vote for the election of directors will be required to adopt, amend, alter or repeal New US Airways Group’s bylaws.

Special Meeting of Stockholders	America West Holdings’ certificate of incorporation provides that special meetings of the stockholders may be called by:

•    the chairman of the board of directors; or
•    the secretary, at the written request or by a resolution adopted by the affirmative vote of a majority of the board of directors.

	Stockholders are explicitly denied the ability to call a special meeting.	The provisions of New US Airways Group’s bylaws are substantially similar.

Quorum	America West Holdings’ bylaws provide that the presence at a meeting of stockholders, in person or by proxy, of the holders of the majority of the aggregate voting power of the stock issued, outstanding and entitled to vote at the meeting, and the voting rights of which are not suspended, shall be requisite and shall constitute a quorum for the transaction of business at all meetings of stockholders. If a majority is not present at any meeting of stockholders, the stockholders present,	New US Airways Group’s certificate of incorporation and bylaws provide that the holders of a majority of the capital stock issued, outstanding and entitled to vote at a meeting of stockholders, present in person or represented by proxy, will constitute a quorum at any meeting of the stockholders held for the purpose of electing directors.

	America West Holdings Corporation	New US Airways Group

although less than a quorum, have the power to adjourn the meeting.

Notice of Stockholder Meeting	America West Holdings’ bylaws provide that written notice of meetings of stockholders, stating the place, date and hour of the meeting, and, in the case of a special meeting, the purpose(s) for which a meeting is called, must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting. No business other than that specified in the notice thereof may be transacted at any special meeting. Notice must either be delivered personally or mailed, postage prepaid, to each stockholder entitled to vote at that meeting.	New US Airways Group’s bylaws provide that written notice of meetings of stockholders, stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at that meeting, and, in the case of a special meeting, the purpose(s) for which the meeting is called, must be given to each stockholder of record entitled to vote whenever stockholders are required or permitted to take any action at any meeting. The secretary must provide such notice not less than 10 nor more than 60 days before the date of the meeting.

Delivery & Notice Requirements of Stockholder Nominations and Proposals	America West Holdings’ bylaws provide that at any stockholders’ meeting only such business may be conducted, and only such proposals may be acted upon, as have been brought before the meeting either:

•    by, or at the direction of, the board of directors; or
•    by any stockholder who complies with the notice procedures set forth in the bylaws.

America West Holdings’ bylaws also provide that, for a proposal or a nomination to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice thereof in writing to the secretary.

To be timely, a stockholder’s:

•    nomination must be received by the secretary at least 90 days prior to the meeting.
• notice must be delivered to, or mailed and received at, the principal executive offices of America West Holdings (A) not less than 60 days nor more than 90 days prior to the meeting, regardless of any postponements, deferrals or adjournments, or (B) if less than 70 days’ notice or prior public disclosure of the date of the scheduled annual meeting is given or made to stockholders, notice must be delivered or received no later than	New US Airways Group’s bylaws provide that at any annual stockholders’ meeting only such business may be transacted as has been:

•    specified in the notice of meeting or any supplement thereto;
•    given by or at the direction of the board or any duly authorized committee thereof;
•    otherwise properly brought by or at the direction of the board of directors or any duly authorized committee thereof; or
•    otherwise properly brought by any stockholder of New US Airways Group (A) who is a stockholder of record on the date of the giving of the notice provided for in the bylaws and on the record date for the determination of stockholders entitled to notice of and to vote at such annual meeting, and (B) who complies with the notice procedures set forth in the bylaws.

For a proposal, other than nominations of persons for election to the board of directors, to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely written notice thereof to the secretary of New US Airways Group and such business must be a proper matter for stockholder action.

To be timely, a stockholder’s written

America West Holdings Corporation	New US Airways Group

the close of business on the 10th day following the earlier of the day on which the notice of the date of the scheduled annual meeting was mailed or the public disclosure was made.

A stockholder’s written notice to the secretary must set forth as to each matter the stockholder proposes to bring before the meeting:

•    a brief description of the business desired to be brought before the meeting and the reasons for conducting the business;
•    the name and record address of the stockholder;
•    the class and number of shares of America West Holdings’ capital stock which are beneficially owned by the stockholder on the date of the stockholder notice; and
• any material interest of the stockholder in the business.	notice pertaining to an annual meeting must be delivered to, or mailed to and received by, the secretary at the principal executive offices of New US Airways Group:

•    not less than 120 calendar days prior to the first anniversary of the date that New US Airways Group’s proxy statement was released to stockholders in connection with the preceding year’s annual meeting; except that
• if no annual meeting was held in the preceding year, no proxy statement was released to stockholders in the preceding year, or if the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the preceding year’s proxy statement, the notice must be received not less than 150 calendar days prior to the date of the contemplated annual meeting or the date that is 10 calendar days after the date of the first public announcement or other notification to stockholders of the date of the contemplated annual meeting, whichever occurs first.

New US Airways Group’s bylaws also provide that, for business to be properly brought before a special meeting of stockholders, other than nominations of persons for election to the board of directors, a stockholder must give timely written notice thereof to the secretary of New US Airways Group.

To be timely, a stockholder’s written notice must be received by the secretary at the principal executive offices of New US Airways Group at least 120 calendar days prior to the date of the special meeting.

A stockholder’s written notice to the secretary for either an annual meeting or a special meeting must set forth:

•    a brief description of the business desired to be brought before the meeting and the reasons for conducting the business at the meeting;
• the name and address of record of the stockholder proposing that

	America West Holdings Corporation	New US Airways Group

business;
•    the class and number of shares of New US Airways Group which are beneficially owned by the stockholder;
•    the dates upon which the stockholder acquired those shares;
•    documentary support for any claim of beneficial ownership;
•    a description of all arrangements or understandings between the stockholder and any other person or persons (including their names) in connection with the proposal and any material interest of the stockholder in the business;
•    a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting;
•    a statement in support of the matter; and
• for proposals sought to be included in the proxy statement, any other information required by Rule 14a-8 under the Exchange Act.

New US Airways Group’s bylaws also provide that no business may be conducted at any stockholders’ meeting except business brought before the meeting in accordance with the procedures set forth in the bylaws. If the chairman of the meeting determines that business was not properly brought before the meeting, the chairman will declare that the business was not properly brought and such business will not be considered or transacted.

Preemptive Rights	America West Holdings’ certificate of incorporation does not grant any preemptive rights.	New US Airways Group’s certificate of incorporation does not grant any preemptive rights.

Dividends	America West Holdings’ certificate of incorporation provides that dividends upon America West Holdings’ Class A and Class B common stock may be declared by the board of directors and may be paid in cash, stock or otherwise. If any dividend or distribution is paid on any class of common stock it must be paid on all classes of common stock in the same amount per share and any stock split or recapitalization of any class of common stock must apply equally to all classes of common stock; provided,	New US Airways Group’s certificate of incorporation provides that stockholders are entitled to receive such dividends and other distributions in cash, stock or property of New US Airways Group when, as and if declared thereon by the board of directors from time to time out of assets or funds legally available therefor.

New US Airways Group’s bylaws provide that dividends, if any, may be declared by the board of directors at any regular or special meeting of the board (or any

	America West Holdings Corporation	New US Airways Group

however, that in the case of dividends payable in shares of common stock, or options, warrants or rights to acquire shares of common stock or securities convertible into or exchangeable for shares of common stock, the shares, options, warrants, rights or securities so payable will be payable in shares of, or options, warrants or rights to acquire, or securities convertible into or exchangeable for, Class B common stock.

	America West Holdings’ bylaws provide that dividends upon America West Holdings’ capital stock may be declared at the discretion of the board of directors at any meeting thereof, and may be paid in cash or shares of America West Holdings’ capital stock. Before payment of any dividend, America West Holdings may set aside out of any surplus or other funds available for dividends such sum(s) as the board of directors thinks proper to maintain as a reserve fund. Also, the board of directors may abolish any such reserve in the manner in which it was created.	action by written consent in lieu thereof) and may be paid in cash, property or shares of New US Airways Group’s capital stock. Before payment of any dividend, the directors may set aside a portion of the funds available for dividends such as the board of directors, in its absolute discretion, deems proper as a reserve fund. Also, the board of directors may modify or abolish any such reserve.

Limitation of Personal Liability of Directors	America West Holdings’ certificate of incorporation provides that a person who is or was a director is not personally liable to America West Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•    for any breach of the director’s duty of loyalty to America West Holdings or its stockholders;
•    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;
•    under Section 174 of the DGCL; or
•    for any transaction for which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors of America West Holdings shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.	New US Airways Group’s certificate of incorporation provides that no director will be personally liable to New US Airways Group or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

New US Airways Group’s certificate of incorporation further provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended.

Indemnification of Officers & Directors	America West Holdings’ certificate of incorporation provides that America West Holdings:	New US Airways Group’s certificate of incorporation provides that New US Airways Group:

	America West Holdings Corporation	New US Airways Group

•    will indemnify, to the fullest extent permitted by applicable law and pursuant to its bylaws, each person who is or was a director or officer of America West Holdings; and
• may indemnify each employee and agent of America West Holdings and all other persons whom America West Holdings is authorized to indemnify under the provisions of the DGCL.
•    will indemnify its directors and officers to the fullest extent authorized or permitted by law. This right to indemnification continues even after a person has ceased to be a director or officer and inures to the benefit of his or her heirs, executors and personal and legal representatives. Subject to applicable law, the right to indemnification includes the right to be paid the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition; and
• may, to the extent authorized by the board of directors, provide rights to indemnification and to the advancement of expenses to employees and agents similar to those conferred on directors and officers.

Except for proceedings to enforce rights to indemnification, New US Airways Group is not obligated to indemnify any director or officer or his or her heirs, executors or personal or legal representatives in connection with a proceeding or part thereof initiated by that person unless the proceeding or part thereof was authorized or consented to by the board of directors.

New US Airways Group’s certificate of incorporation also provides that the rights to indemnification and to the advance of expenses are not exclusive of any other right which any person may have or acquire under the certificate of incorporation, the bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

Stockholder Rights Plan	America West Holdings does not have a stockholder rights plan.	New US Airways Group will not have a stockholder rights plan.

Certain Business Combination Restrictions	Section 203 of the DGCL protects publicly-traded Delaware corporations, such as America West Holdings, from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

A corporation may elect not to be governed by Section 203 of the DGCL. In its certificate of incorporation, America West Holdings elects not to be governed by Section 203 of the DGCL.

America West Holdings’ certificate of incorporation also provides that it has chosen not to be subject to Article 2 and 3, Chapter 6, Title 10 of the Arizona Revised Statutes (the “Arizona Corporate Takeovers Act”), as the same may be amended from time to time.	Section 203 of the DGCL protects publicly-traded Delaware corporations, such as New US Airways Group, from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

A corporation may elect not to be governed by Section 203 of the DGCL. Neither New US Airways Group’s certificate of incorporation nor its bylaws contain this election. Therefore, New US Airways Group is governed by Section 203 of the DGCL.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF AMERICA WEST HOLDINGS
      The following table sets forth certain information regarding the ownership of America West Holdings’ Class A and Class B common stock as of April 8, 2005 by: (i) all those known by America West Holdings to be beneficial owners of more than 5% of its common stock; (ii) each director and nominee for director; (iii) certain executive officers of America West Holdings; and (iv) all executive officers and directors of America West Holdings as a group.

	Class A Shares			Class B Shares			Class A and B
	Beneficially Owned			Beneficially Owned			Combined Voting

Beneficial Owner(1)	Number	Percentage		Number		Percentage	Power Percentage

TPG Partners, L.P. (2) 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	859,117	(3	) 100%	8,245	(4)	*	54.9%
Air Transportation Stabilization Board 1120 Vermont Ave., Suite 970 Washington, DC 20005	—	—		18,754,000	(5)	34.7%	19.3%
FMR Corp. (6) 82 Devonshire Street Boston, MA 02109	—	—		3,622,300		10.3%	4.6%
Donald Smith & Co., Inc. (7) 152 West 57th Street New York, NY 10019	—	—		3,497,000		9.9%	4.5%
Deutsche Bank AG Taunuslanlage 12 D-60325 Frankfurt am Main Federal Republic of Germany	—	—		2,958,105		8.4%	3.8%
Highbridge Capital Corporation (8) The Cayman Corporate Centre, 4th Floor 27 Hospital Road George Town, Grand Cayman Cayman Islands, British West Indies	—	—		2,499,468	(9)	7.1%	3.2%
Satellite Fund Management, LLC (10) 623 Fifth Avenue, 20th Floor New York, NY 10022	—	—		2,242,410	(11)	6.3%	2.9%
Dimensional Fund Advisors, Inc. (12) 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	—	—		1,804,725		5.1%	2.3%
UBS AG Bahnhofstrasse 45 P.O. Box CH-8021 Zurich, Switzerland	—	—		1,764,098		5.0%	2.3%
W. Douglas Parker	—	—		1,393,633	(13)	3.8%	1.8%
Jeffrey D. McClelland	—	—		503,506	(14)	1.4%	*
J. Scott Kirby	—	—		533,001	(15)	1.5%	*
Derek J. Kerr	—	—		221,834	(16)	*	*
Hal M. Heule	—	—		193,534	(17)	*	*
Herbert M. Baum	—	—		35,000	(18)	*	*
John L. Goolsby	—	—		66,782	(19)	*	*
Matthew J. Hart	—	—		13,000	(20)	*	*
Walter T. Klenz	—	—		48,196	(21)	*	*
Richard C. Kraemer	—	—		88,282	(22)	*	*
Robert J. Miller	—	—		39,000	(23)	*	*
Denise M. O’Leary	—	—		48,196	(24)	*	*
Richard P. Schifter	—	—		51,000	(25)	*	*
John F. Tierney	—	—		55,282	(26)	*	*
J. Steven Whisler	—	—		37,750	(27)	*	*
All executive officers and directors as a group (23 persons)	—	—		4,433,532	(28)	11.2%	5.4%

*	Less than 1%

(1)	Information with respect to each beneficial owner of 5% or more of a class of America West Holdings’ common stock is based on Schedules 13D or 13G filed by that beneficial owner with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, America West Holdings believes that each of the stockholders named in this table has sole voting power and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 859,117 shares of Class A common stock and 35,316,830 shares of Class B common stock outstanding as of April 8, 2005. Pursuant to rules promulgated by the SEC, shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 8, 2005 are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	TPG Partners, L.P. is a Delaware limited partnership whose general partner is TPG GenPar, L.P., a Delaware limited partnership. The general partner of TPG GenPar, L.P. is TPG Advisors, Inc., a Delaware corporation. The executive officers and directors of TPG Advisors, Inc. are David Bonderman (chairman of the board of directors and president), James G. Coulter (director and vice president), William Price (director and vice president), James O’Brien (vice president, treasurer and secretary), Jonathan J. Coslet (vice president), Richard A. Ekleberry (vice president) and Richard P. Schifter (vice president). Mr. Schifter is presently a director of America West Holdings. The general partner of each of TPG Partners, L.P. and TPG Parallel I, L.P., a Delaware limited partnership, is TPG GenPar, L.P. No other persons control TPG Partners, L.P., TPG GenPar, L.P., TPG Advisors, Inc. or TPG Parallel I, L.P. As a condition to a federal loan guarantee, and subject to certain exceptions, TPG Partners, L.P. and TPG Parallel I, L.P. have undertaken not to dispose of their Class A common stock for a period of ten years other than in connection with an offer to acquire all the shares of America West Holdings’ Class B common stock accepted or approved by holders of a majority of the Class B common stock.

(3)	Includes 780,473 shares owned by TPG Partners, L.P. and 78,644 shares owned by TPG Parallel I, L.P.

(4)	Includes 4,245 shares that were initially granted to Mr. Schifter, Mr. Shaw, a former director of America West Holdings, and Mr. Coulter, a former director of America West Holdings, as non-employee directors, but that were subsequently transferred to TPG GenPar, L.P. Also includes (i) 2,000 shares of unrestricted stock allocated on December 31, 2000 and (ii) 2,000 shares of unrestricted stock allocated on December 31, 2001 to Mr. Schifter and Mr. Shaw, as non-employee directors, that were issued directly to TPG GenPar, L.P. Excludes 51,000 shares underlying stock options held by Mr. Schifter that are currently exercisable.

(5)	Includes 18,754,000 shares underlying a warrant issued to the Air Transportation Stabilization Board on January 18, 2002 as partial consideration for a federal loan guarantee. The warrant has an exercise price of $3.00 per share and a term of ten years and is currently exercisable.

(6)	Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of the listed shares as a result of acting as investment advisor to various investment companies under Section 8 of the Investment Advisors Act of 1940.

(7)	Includes 3,497,000 shares owned by advisory clients of Donald Smith & Co, Inc.

(8)	Highbridge International LLC is a wholly-owned subsidiary of Highbridge Capital Corporation, a registered broker/ dealer. Highbridge Capital Management, LLC is the trading manager of Highbridge Capital Corporation. Glenn Dubin and Henry Swieca are managing partners of Highbridge Capital Management, LLC. The individuals at Highbridge Capital Management, LLC who exercise voting and dispositive power over the investments of Highbridge Capital Corporation are registered as registered representatives of Highbridge Capital Corporation.

(9)	Includes 73,478 shares beneficially owned by Highbridge Capital Corporation, Highbridge International LLC, Highbridge Capital Management, LLC and Messrs. Dubin and Swieca and 2,425,990 shares that may be issued to these entities upon conversion of an aggregate principal amount of $95,872,308 of America West Holdings’ 7.5% convertible senior notes due 2009 (currently convertible into 83.333 shares of common stock per $1,000 principal amount of notes).

(10)	Satellite Fund Management, LLC is the Manager of Satellite Asset Management, L.P. Each of Satellite Fund Management, LLC and Satellite Asset Management, L.P. may be deemed the beneficial owner of the shares which are held for the accounts of certain investment funds and accounts over which Satellite Asset Management, L.P. has investment discretionary trading authority.

(11)	Includes 2,242,410 shares that may be issued to the funds beneficially owned by each of Satellite Fund Management, LLC and Satellite Asset Management, L.P. upon conversion of outstanding notes.

(12)	Dimensional Fund Advisors Inc., an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Advisors Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts. In its role as investment advisor and investment manager to the investment companies, trusts and accounts described above, Dimensional Fund Advisors Inc. possesses both investment and voting power over the shares held by these investment companies, trusts and accounts and may be deemed to be the beneficial owner of those shares. These investment companies, trusts and accounts own all of the shares and Dimensional Fund Advisors Inc. disclaims beneficial ownership of those shares.

(13)	Includes 48,632 shares held directly and 1,345,001 shares underlying stock options that are currently exercisable or will become exercisable on or prior to June 7, 2005. Excludes 499,999 shares underlying stock options that will not become exercisable on or prior to June 7, 2005.

(14)	Includes 20,000 shares held directly and 483,506 shares underlying stock options that are currently exercisable or will become exercisable on or prior to June 7, 2005. Excludes 198,332 shares underlying stock options that will not become exercisable on or prior to June 7, 2005.

(15)	Includes 10,000 shares held directly and 523,001 shares underlying stock options that are currently exercisable or will become exercisable on or prior to June 7, 2005. Excludes 199,999 shares underlying stock options that will not become exercisable on or prior to June 7, 2005.

(16)	Includes 4,000 shares held directly and 217,834 shares underlying stock options that are currently exercisable or will become exercisable on or prior to June 7, 2005. Excludes 71,666 shares underlying stock options that will not become exercisable on or prior to June 7, 2005.

(17)	Includes 200 shares held directly and 193,334 shares underlying stock options that are currently exercisable or will become exercisable on or prior to June 7, 2005. Excludes 66,666 shares underlying stock options that will not become exercisable on or prior to June 7, 2005.

(18)	Includes 5,000 shares held directly and 30,000 shares underlying stock options that are currently exercisable.

(19)	Includes 15,782 shares held directly and 51,000 shares underlying stock options that are currently exercisable, of which 3,000 stock options will be cancelled if not exercised prior to May 3, 2005.

(20)	Includes 3,000 shares held directly by Mr. Hart’s children for which he shares voting and investment power. Also includes 10,000 shares underlying stock options that are currently exercisable.

(21)	Includes 3,196 shares held directly and 45,000 shares underlying stock options that are currently exercisable.

(22)	Includes 37,282 shares held directly and 51,000 shares underlying stock options that are currently exercisable, of which 3,000 stock options will be cancelled if not exercised prior to May 3, 2005.

(23)	Includes 39,000 shares underlying stock options that are currently exercisable.

(24)	Includes 3,196 shares held directly and 45,000 shares underlying stock options that are currently exercisable.

(25)	Includes 51,000 shares underlying stock options that are currently exercisable, of which 3,000 stock options will be cancelled if not exercised prior to May 3, 2005.

(26)	Includes 4,282 shares held directly and 51,000 shares underlying stock options that are currently exercisable, of which 3,000 stock options will be cancelled if not exercised prior to May 3, 2005.

(27)	Includes 750 shares held directly and 1,000 shares held indirectly for which Mr. Whisler shares voting and investment power as co-trustee and co-beneficiary of a family revocable trust. Also includes 36,000 shares underlying stock options that are currently exercisable.

(28)	Incorporates the notes above, as applicable.

INFORMATION WITH RESPECT TO US AIRWAYS GROUP, INC. PRIOR TO THE MERGER
Business

Overview
      US Airways Group is a corporation organized under the laws of the State of Delaware. US Airways Group’s executive offices are located at 2345 Crystal Drive, Arlington, Virginia 22227 (telephone number (703) 872-7000). US Airways Group’s internet address is www.usairways.com.
      US Airways Group’s primary business activity is the operation of a major network air carrier through its ownership of the common stock of US Airways, Inc., Piedmont Airlines, Inc., PSA Airlines, Inc., Material Services Company, Inc., Airways Assurance Limited, and, until July 1, 2004, Allegheny Airlines, Inc. Effective July 1, 2004, Allegheny Airlines merged with Piedmont Airlines, with Piedmont Airlines as the surviving entity.
      As discussed in more detail below, on September 12, 2004, the debtors filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States bankruptcy court for the Eastern District of Virginia, Alexandria Division (Case Nos. 04-13819-SSM through 04-13823-SSM).
      US Airways, Inc., which is also a corporation organized under the laws of the State of Delaware, is US Airways Group’s principal operating subsidiary. US Airways, Inc. is a certificated air carrier engaged primarily in the business of transporting passengers, property and mail. US Airways, Inc. enplaned approximately 42 million passengers in 2004 and was the seventh largest U.S. air carrier, based on ASMs. As of March 31, 2005, US Airways, Inc. operated 279 jet aircraft and 25 regional jet aircraft (see the section entitled “Properties” below for additional information related to aircraft operated by US Airways, Inc.) and provided regularly scheduled service at 101 airports in the continental United States, Canada, the Caribbean, Latin America and Europe.
      Certain air carriers have code share arrangements with US Airways, Inc. to operate under the trade name US Airways Express. Typically, under a code share arrangement, one air carrier places its designator code and sells tickets on the flights of another air carrier, referred to as its code share partner. US Airways Express carriers are an integral component of US Airways Group’s operating network. Due to the relatively small local traffic base at some of its hubs, US Airways, Inc. has historically relied heavily on feed traffic from its US Airways Express affiliates, which carry passengers from low-density markets that are uneconomical for US Airways, Inc. to serve with large jets, to US Airways, Inc.’s hubs. As of March 31, 2005, the US Airways Express network operated 156 regional jet aircraft and 107 turboprop aircraft and served 133 airports in the continental United States, Canada and the Bahamas, including 51 airports also served by US Airways, Inc. During 2004, US Airways Express air carriers enplaned approximately 15.2 million passengers, approximately 48% of whom connected to US Airways Group’s flights. Of these 15.2 million passengers, approximately 6.2 million were enplaned by US Airways Group’s wholly owned regional airlines, PSA Airlines, Inc. and PSA Airlines, Inc., approximately 7.4 million were enplaned by third-party carriers operating under capacity purchase agreements and approximately 1.6 million were enplaned by carriers operating under prorate agreements, as described below.
      The US Airways Express code share arrangements are either in the form of capacity purchase or prorate agreements. The two wholly owned regional airlines and the regional jet affiliate operators are capacity purchase relationships. The wholly owned subsidiary PSA Airlines, Inc. operated 49 regional jets as of March 31, 2005, while the wholly owned subsidiary Piedmont Airlines, Inc. operated 57 turboprop aircraft as of March 31, 2005. The regional jet affiliates with capacity purchase agreements are Chautauqua Airlines, Inc., which operated 35 regional jets as US Airways Express as of March 31, 2005; Mesa Airlines, Inc., which operated 59 regional jets as US Airways Express as of March 31, 2005; and Trans States Airlines, Inc., which operated 13 regional jets as US Airways Express as of March 31, 2005. Air Wisconsin Airlines Corporation will also begin operating 70 regional jets under a capacity purchase agreement in August 2005. The capacity purchase agreements provide that all revenues, including passenger, mail and freight revenues, go to US Airways, Inc. In return, US Airways, Inc. agrees to pay predetermined fees to these airlines for operating an agreed upon number of aircraft, without regard to the number of passengers on board. In addition, these agreements provide that certain variable costs, such as fuel and airport landing fees, will be reimbursed 100% by US Airways, Inc. US Airways, Inc. controls marketing, scheduling, ticketing, pricing and seat inventories. The regional jet capacity purchase agreements have expiration dates between 2008 to 2013 and provide for optional extensions at US Airways Inc.’s discretion. Certain other regional jet agreements are expected to be amended as a result of the Air Wisconsin agreement. The carriers with prorate agreements are non-owned turboprop operators and include all or a portion of the turboprop operations of Colgan Airlines, Inc., which operated 28 turboprops as US Airways Express as of March 31, 2005; Trans States Airlines, which operated 8 turboprops as US Airways Express as of March 31, 2005; and Air Midwest, Inc., which operated 14 turboprops as US Airways Express as of March 31, 2005. Under the prorate agreements the prorate carriers pay certain service fees to US Airways, Inc. and to receive a prorated share of revenue for connecting customers. US Airways, Inc. is responsible for pricing and marketing of connecting services to and from the prorate carrier. The prorate carrier is responsible for pricing and marketing the local, point to point markets, and is responsible for all costs incurred operating the aircraft. All US Airways Express carriers use US Airways, Inc.’s reservation systems, and have logos, service marks, aircraft paint schemes and uniforms similar to those of US Airways, Inc.
      In April 2004, MidAtlantic Airways, US Airways, Inc.’s new regional jet division, began operating as part of the US Airways Express network. As of March 31, 2005, MidAtlantic Airways operates 25 Embraer ERJ-170 regional jets with 72 seats. MidAtlantic Airways served approximately one million passengers in 2004. On June 23, 2005, US Airways, Inc. exercised its option under its agreement with Republic Airways Holdings, Inc. and Wexford Capital LLC to sell the assets of MidAtlantic Airways, including the regional jets, a flight simulator and certain commuter slots at Ronald Reagan Washington National Airport and LaGuardia Airport. If the sale is completed, Republic Airways Holdings will operate the aircraft as a US Airways Express carrier under a capacity purchase agreement and will lease the slots back to US Airways, Inc.
      US Airways Group’s major connecting hubs are at airports in Charlotte and Philadelphia. US Airways Group also has substantial operations at Boston’s Logan International Airport, New York’s LaGuardia Airport, Pittsburgh International Airport, and Washington D.C.’s Ronald Reagan Washington National Airport. Measured by departures, US Airways, Inc. is among the largest at each of the foregoing airports. US Airways, Inc. is also a leading airline from the Northeast United States to Florida. US Airways, Inc.’s East coast-based hubs, combined with its strong presence at many East coast airports, have made it among the largest intra-East coast carriers, comprising approximately 30% of the industry’s intra-East coast revenues based on the most recent industry revenue data available.
      For the years ended December 31, 2004, 2003 and 2002, passenger revenues accounted for approximately 89%, 90% and 90%, respectively, of US Airways Group’s consolidated operating revenues. Cargo revenues and other sources accounted for 11%, 10% and 10% of US Airways Group’s consolidated operating revenues in 2004, 2003 and 2002, respectively. US Airways Group’s results are seasonal with operating results typically highest in the second and third quarters due to US Airways, Inc.’s combination of business traffic and North-South leisure traffic in the eastern United States during those periods.
      Material Services Company and Airways Assurance Limited operate in support of US Airways Group’s airline subsidiaries in areas such as the procurement of aviation fuel and insurance.

Prior Bankruptcy
      Each of the debtors in the current Chapter 11 cases had previously filed a voluntary petition for relief under Chapter 11 in the United States bankruptcy court for the Eastern District of Virginia (Case Nos. 02-83984-SSM through 02-83991-SSM) on August 11, 2002, which we sometimes refer to as the prior bankruptcy. The debtors emerged from the prior bankruptcy under a plan of reorganization that was confirmed pursuant to an order of the bankruptcy court on March 18, 2003 and became effective on March 31, 2003. The 2003 plan of reorganization constituted a separate plan of reorganization for each of US Airways Group and its domestic subsidiaries, who we sometimes refer to as the filing entities. In accordance with the bankruptcy code, the 2003 plan of reorganization divided claims against, and interests in, each of the filing entities into classes according to their relative seniority and other criteria and provided the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agreed to a less favorable treatment of its claim or interest. Among other things, the 2003 plan of reorganization generally provided for full payment of all allowed administrative and priority claims, and the distribution of shares, or warrants to purchase shares, of new equity in the reorganized US Airways Group, Inc. to the ATSB, the Retirement Systems of Alabama Holdings LLC, or RSA, US Airways Group’s management and labor unions, General Electric Capital Corporation and Bank of America, N.A., as well as to certain unsecured creditors of the filing entities, including the Pension Benefit Guaranty Corporation, or PBGC, in satisfaction of their allowed claims. Persons holding equity in US Airways Group prior to March 31, 2003 were not entitled to any distribution for their equity holdings under the 2003 plan of reorganization and their shares of common stock were cancelled. For a complete discussion of the distributions provided for under the 2003 plan of reorganization, you should refer to the 2003 plan of reorganization confirmed by the bankruptcy court on March 18, 2003 and filed with the SEC on April 2, 2003 as an exhibit to US Airways Group’s Current Report on Form 8-K dated March 18, 2003.
      On March 31, 2003, RSA invested $240 million in cash in the reorganized US Airways Group pursuant to an investment agreement, in exchange for approximately 36.2%, on a fully diluted basis, of the equity in the reorganized US Airways Group. As of March 31, 2003, in connection with its investment, RSA was granted a voting interest of approximately 71.6% in the reorganized US Airways Group and became entitled to designate and vote to elect eight of 15 directors to reorganized US Airways Group’s board of directors. See notes 10 and 12(a) in the notes to US Airways Group’s consolidated financial statements included in this proxy statement/ prospectus for a summary of the equity structure following the prior bankruptcy and related party transactions with RSA.
Chapter 11 Proceedings
      In connection with and as a part of emergence from the prior bankruptcy in 2003, US Airways Group undertook a thorough review of its operations and significantly reduced its costs. US Airways Group also reduced its mainline capacity, realigned its network to maximize yield, initiated a business plan to use more regional jets and procured financing for these aircraft, and expanded its alliances with other carriers. However, after emerging from the prior bankruptcy, US Airways Group continued to incur substantial losses from operations. The primary factors contributing to these losses included the reduction in domestic industry unit revenue and significant increases in fuel prices. The downward pressure on domestic industry revenue is a result of the rapid growth of low-fare, low-cost airlines, the increased transparency of fares through Internet sources and other changes in fare structures that have resulted in substantially lower fares for many business and leisure travelers. The competitive environment continued to intensify throughout 2004, particularly in key markets such as Philadelphia, Washington, D.C., Boston and New York.
      Throughout the spring and summer of 2004, US Airways Group communicated with key stakeholders and the public its plan to transform US Airways, Inc. into a fully competitive and profitable airline. US Airways Group referred to this plan as the transformation plan. A key element of the transformation plan was significant reductions in labor costs through changes to US Airways Group’s collective bargaining agreements. US Airways Group aggressively sought the necessary agreements to allow full implementation of the transformation plan without the need for filing new Chapter 11 cases but was unable to do so in a timely manner. As a result of the recurring losses, declining available cash and risk of defaults or cross defaults under certain key financing and operating agreements, it was necessary for the debtors to file voluntary petitions for reorganization under Chapter 11 of the bankruptcy code on September 12, 2004.
      At hearings held on September 13, 2004, the bankruptcy court granted US Airways Group’s first day motions for relief designed to stabilize its operations and business relationships with customers, vendors, employees and others, and entered orders granting permission to the debtors to, among other things:

•	pay employee wages and continue certain benefits, such as medical and dental insurance;

•	honor prepetition obligations to customers and continue customer programs, including US Airways, Inc.’s Dividend Miles program;

•	pay for fuel under existing supply contracts, and honor existing fuel supply, distribution and storage agreements;

•	assume certain contracts related to interline agreements with other airlines;

•	pay prepetition obligations to certain foreign vendors, foreign service providers and foreign governments; and

•	continue maintenance of existing bank accounts and existing cash management systems.
      The bankruptcy court also approved the interim agreement reached between US Airways Group, the ATSB and the lenders under the $1 billion loan, obtained upon emergence from the prior bankruptcy and substantially guaranteed by the ATSB, to allow US Airways Group continued use of the cash collateral securing the loan. This agreement is discussed in more detail below under “Financing during the Chapter 11 Proceedings.”
      Since filing for bankruptcy on September 12, 2004, US Airways, Inc. has achieved cost-savings agreements with all of its collective bargaining groups. Through a motion filed under Section 1113(e) of the bankruptcy code on September 24, 2004, US Airways, Inc. sought interim relief from collective bargaining agreements with the Air Line Pilots Association, or ALPA, the Association of Flight Attendants-Communications Workers of America, or the AFA, the Transport Workers Union, or the TWU, the Communications Workers of America, or the CWA, and the International Association of Machinists and Aerospace Workers, or the IAM. On October 15, 2004, the bankruptcy court approved 21% reductions to base rates of pay until February 15, 2005 or until entry of an order approving a new collective bargaining agreement or granting final relief under Section 1113(c) of the bankruptcy code. The bankruptcy court also approved reductions to pension contributions and certain work rule changes. The interim relief order did not apply to TWU, whose members reached and ratified collective bargaining agreements that were approved by the bankruptcy court prior to the interim relief going into effect. ALPA ratified its tentative agreement with US Airways, Inc. in October 2004, and subsequent bankruptcy court approval eliminated the need for interim relief as to pilots. Tentative collective bargaining agreements with the CWA and AFA were reached in December 2004 and were subsequently ratified and approved by the bankruptcy court. On January 6, 2005, the bankruptcy court approved US Airways, Inc.’s request to reject all three IAM collective bargaining agreements and approved the termination of US Airways, Inc.’s three defined benefit plans. The IAM subsequently ratified US Airways, Inc.’s cost-savings proposals on January 21, 2005. As part of these negotiations and subsequent ratifications, the two remaining defined benefit pension plans for collectively bargained groups were eliminated, and some groups had their defined contribution pension plans reduced. In addition, the bankruptcy court also approved a settlement agreement between US Airways, Inc. and the court-appointed Section 1114 Committee, representing retirees other than those represented by the IAM, for the significant curtailment of postretirement medical benefits.
      On November 12, 2004, US Airways, Inc. filed a motion requesting a determination from the bankruptcy court that US Airways, Inc. satisfied the financial requirements for a “distress termination” of the Retirement Plan for Flight Attendants in the Service of US Airways, Inc., or the AFA pension plan, the Pension Plan for Employees of US Airways, Inc. Who Are Represented by the International Association of Machinists and Aerospace Workers, or the IAM pension plan, and the Retirement Plan for Certain Employees of US Airways, Inc., or the Certain Employees pension plan, under section 4041(c)(2)(B)(ii)(IV) of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and approval of each such plan’s termination. These plans were projected to have benefit obligations aggregating $2.7 billion and plan assets aggregating $1.7 billion as of September 30, 2004, the most recent valuation date. On January 6, 2005, the bankruptcy court entered an order (i) finding that the financial requirements under section 4041(c)(2)(B)(ii)(IV) of ERISA for a distress termination of the plans had been met and (ii) approving termination of the plans. The AFA pension plan and the IAM pension plan were terminated effective January 10, 2005 by agreement between the PBGC and US Airways Group. The Certain Employees pension plan was terminated effective January 17, 2005 by agreement between the PBGC and US Airways, Inc. Effective February 1, 2005, the PBGC was appointed trustee for each of the three plans.
      Pursuant to the transformation plan and newly ratified collective bargaining agreements, US Airways, Inc. implemented voluntary furlough and termination programs across several of its employee groups. In the first quarter of 2005, US Airways Group recognized a $51 million charge associated with termination payments and health care benefits for approximately 2,300 employees participating in these voluntary programs. The majority of employees expected to participate in voluntary terminations notified US Airways, Inc. by March 31, 2005.
      In connection with the outsourcing of a portion of its aircraft maintenance and certain fleet service operations, the closing of its Pittsburgh reservation center, and the closing of certain airport clubs and city ticket offices, US Airways, Inc. involuntarily terminated or furloughed approximately 2,300 employees. In the first quarter of 2005, US Airways Group recognized a $44 million charge associated with contractual severance payments and healthcare benefits for those employees. Notification for the majority of planned involuntary terminations was completed in the first quarter of 2005.
      In addition to the cost savings achieved with labor groups, US Airways, Inc. also implemented pay and benefit reductions for its current management and other non-union employees, including reductions to base pay, elimination of jobs and modifications to vacation and sick time accruals. US Airways, Inc. also reduced the amount it contributes to its defined contribution pension plans on behalf of employees and implemented modifications to its retiree health benefits. The pay rate and defined contribution plan reductions went into effect October 11, 2004 and the reductions to retiree medical benefits became effective March 1, 2005.
      US Airways Group has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. On December 17, 2004, the bankruptcy court approved US Airways Group’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. US Airways Group reached a comprehensive agreement with GE on aircraft leasing and financing and engine services, which provided US Airways Group with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets. In June 2005, US Airways Group reached an agreement with GE on the terms and conditions of an agreement which amends and supplements certain provisions of the earlier agreement and provides for additional agreements regarding rent obligations under aircraft leases and the early redelivery of certain aircraft. US Airways Group also reached agreements with EMBRAER-Empresa Brasileira de Aeronautica SA and Bombardier, Inc. providing for continued use and operation of its aircraft, short term liquidity and new financing for regional jets, which were approved by the bankruptcy court in January 2005. Each of these agreements is discussed in detail below in “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
      In connection with the merger, US Airways Group and America West Holdings entered into a Memorandum of Understanding with Airbus which includes, among other things, adjustments to the delivery schedules for narrow-body and wide-body aircraft, a new order for twenty A350 wide-body aircraft for which Airbus has agreed to provide backstop financing for a substantial number of aircraft, substantial elimination of cancellation penalties on US Airways Group’s existing order for ten A330-200 aircraft provided that New US Airways Group has met certain predelivery payment obligations under the A350 order, and a term loan of up to $250 million. Up to $175 million of the term loan may be drawn down on US Airways Group’s emergence from bankruptcy, with the remainder expected to be drawn down by June 30, 2006.
      The debtors have notified all known potential creditors of the Chapter 11 filing for the purposes of identifying and quantifying all prepetition claims. Subject to certain exceptions under the bankruptcy code, the Chapter 11 filing automatically stayed the continuation of any judicial or administrative proceedings or other actions against the debtors or their property to recover on, collect or secure a claim arising prior to September 12, 2004. The deadline for filing proofs of claim with the bankruptcy court was February 3, 2005, with a limited exception for governmental entities, which had until March 11, 2005.

      For the debtors to exit Chapter 11 successfully, the bankruptcy court must issue an order confirming a plan of reorganization. US Airways, Inc. filed a Chapter 11 plan of reorganization for each of the affiliated debtors on [date], 2005, and as a result of this filing no other person or party may file a different plan of reorganization prior to October 31, 2005. This deadline could potentially be extended. The plan of reorganization would, among other things, establish a framework for the treatment of prepetition obligations, contemplate the completion of the merger, set forth a revised capital structure and establish the corporate governance for US Airways Group following the merger and subsequent to emergence from bankruptcy. US Airways Group is currently working towards emerging from Chapter 11 no later than October 31, 2005, but that timing is dependent upon, among other things, the timely confirmation of a plan of reorganization. The final amount of the total value used to pay creditors will not be determined until confirmation of a plan of reorganization. No assurance can be given as to what values, if any, will be ascribed in the Chapter 11 cases to these creditors or what type or amount of distributions, if any, they would receive. The plan of reorganization is expected to result in holders of US Airways Group’s common stock receiving no distribution on account of their interests as well as cancellation of their existing stock.
Financing During the Chapter 11 Proceedings
      As part of its reorganization under the prior bankruptcy, US Airways, Inc. received a $900 million loan guarantee under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with a $1 billion term loan financing, which is sometimes referred to in this proxy statement/ prospectus as the ATSB loan. As of March 31, 2005, the outstanding principal amount of the ATSB loan was $712 million. In connection with the September 12, 2004 Chapter 11 filing, the ATSB and the lenders under the ATSB loan agreed to allow US Airways Group to continue to use cash collateral securing the ATSB loan on an interim basis. US Airways Group has access to the cash collateralizing the ATSB loan as working capital, subject to certain on-going conditions and limitations. As a result, US Airways Group has been able to use this cash instead of obtaining debtor in possession financing. This interim agreement was approved by the bankruptcy court on September 13, 2004 as part of the first day motions, and was scheduled to expire on October 15, 2004. The bankruptcy court approved two subsequent agreements extending US Airways Group’s ability to use the cash collateral, including an agreement approved on January 13, 2005 extending US Airways Group’s use of cash collateral through June 30, 2005, subject to certain conditions and limitations. Under the current agreement, which is referred to in this proxy statement/ prospectus as the ATSB cash collateral agreement, US Airways Group may continue to access this cash collateral to support daily operations so long as it maintains an agreed upon minimum amount of cash on hand each week. The amount declines from approximately $500 million at the end of January to $341 million on June 30, 2005. US Airways Group reached agreement with the ATSB concerning an interim extension to the ATSB cash collateral agreement while US Airways Group and America West work to finalize the post-merger terms of both loans. The interim agreement will expire on July 29, 2005 and will require US Airways Group, among other conditions, to maintain a weekly minimum unrestricted cash balance of $325 million. See the section entitled “Liquidity and Capital Resources” in “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a complete discussion on US Airways Group’s financing while in Chapter 11.
Efforts to Implement the Transformation Plan
      US Airways Group undertook substantial efforts to implement its transformation plan, which was built on several aspects of proven success in the airline industry. Specifically, US Airways Group has undertaken the following initiatives:

•	Lower labor costs. These include decreased rates of pay and benefits, increased productivity, as well as a narrowing of the scope of work that must be performed under union contracts. US Airways, Inc. has achieved significant productivity enhancements with its internal workforce, particularly its pilots and flight attendants, through significant changes to longstanding work rules. In addition, US Airways, Inc. obtained scope of work changes that allowed for significant outsourcing to competitive third party providers of work formerly performed internally, particularly in the areas of passenger reservations, aircraft cleaning and aircraft heavy maintenance.

•	Lower, simplified pricing and lower distribution costs. US Airways, Inc. has already taken steps to simplify its fares by introducing its GoFares pricing plan in many markets served from Philadelphia, Washington, D.C., and Fort Lauderdale, and has stated its intent to expand that pricing plan across its system in conjunction with achieving lower costs. A redesigned website and more airport technology will also lower distribution costs, enhance customer service and improve airport processing.

•	Enhanced low-cost product offering. US Airways Group customers will continue to benefit from a combination of product offerings that is unique among low-cost carriers, including two-class service, international flights to Canada, the Caribbean, Latin America and Europe, service to airports that business travelers prefer, access to a global network via the Star Alliance, a premium frequent flyer program and competitive onboard service.

•	Network enhancements. Leveraging its strong positions in major Northeast markets, US Airways, Inc. intends to use its airport slot and facilities assets to offer nonstop service to more major business and leisure destinations. Pittsburgh is no longer a hub and service has been reduced in accordance with previously announced operational changes. Fort Lauderdale is being expanded to handle additional Latin America service. Operations at Charlotte have been expanded, and new routes from Washington Ronald Reagan National Airport have been introduced. In addition, changes are being made to the scheduling practices at Philadelphia to improve reliability, adding new destinations in the Caribbean and Latin America as well as seasonal service to Barcelona, Spain and Venice, Italy introduced in May 2005.

•	Lower unit operating costs. In conjunction with more point-to-point flying, US Airways, Inc. is flying its fleet more hours per day than formerly as it decreases the time aircraft sit on the ground at hubs, waiting for connecting passengers. Productivity increases have been gained through this more efficient scheduling in conjunction with the contractual labor changes.

Airline Industry and US Airways Group’s Position in the Marketplace
      Most of the markets in which US Airways Group’s airline subsidiaries and affiliates operate are highly competitive. These airline subsidiaries and affiliates compete to varying degrees with other air carriers and with other forms of transportation. US Airways, Inc. competes with at least one major airline on most of its routes between major cities. Airlines, including US Airways Group, typically use discount fares and other promotions to stimulate traffic during normally slack travel periods to generate cash flow and to maximize revenue per available seat mile. Discount and promotional fares are often non-refundable and may be subject to various restrictions such as minimum stay requirements, advance ticketing, limited seating and change fees. US Airways Group has often elected to match discount or promotional fares initiated by other air carriers in certain markets in order to compete in those markets. Competition between air carriers also involves certain route structure characteristics, such as flight frequencies, availability of nonstop flights, markets served and the time certain flights are operated. To a lesser extent, competition can involve other products, such as frequent flyer programs and airport clubs.
      US Airways Group considers the growth of low-fare low-cost competition to be its foremost competitive threat. Recent years have seen the entrance and growth of low-fare low-cost competitors in many of the markets in which US Airways Group’s airline subsidiaries and affiliates operate. These competitors, based on low costs of operations and low-fare structures, include Southwest Airlines, AirTran Airways and JetBlue Airways. Southwest Airlines has steadily increased operations within the Eastern United States since first offering service in this region in late 1993. In May 2004, Southwest began service at the Philadelphia International Airport, a hub airport for US Airways, Inc. Southwest also began service from Pittsburgh International Airport, a former hub, in May 2005. AirTran and JetBlue also have growing presences in the Eastern United States. In January 2005, Delta Air Lines, Inc. announced a broad low-fare pricing scheme. US Airways Group anticipates the continued growth of low-fare competition in the industry in the future.

      A substantial portion of the flights of US Airways Group’s airline subsidiaries and affiliates are to or from cities in the Eastern United States. Accordingly, severe weather, air traffic control problems and downturns in the economy in the Eastern United States adversely affect US Airways Group’s results of operations and financial condition. With their concentration in the Eastern United States, the airline subsidiaries’ and affiliates’ average stage length, or trip distance, is shorter than those of other major airlines. This makes US Airways Group more susceptible than other major airlines to competition from surface transportation, such as automobiles and trains. The increased airport security charges and procedures have also had a disproportionate impact on short-haul travel, which constitutes a significant portion of flying for US Airways Group’s airline subsidiaries and affiliates. Additional terrorist attacks or fear of these attacks, even if not made directly on the airline industry, including elevated national threat warnings, negatively affect US Airways Group and the airline industry.
      In recent years, US Airways Group’s profitability was significantly eroded by competitive pressures, including the incursion of regional jets, the expansion of low-fare low-cost carriers and the entry of additional carriers into its operating territories, including key focus cities and hubs; unfavorable economic trends; and rising fuel and labor costs. The May 2000 proposed merger of United Airlines and US Airways Group was designed to address this profitability erosion by adding US Airways Group into a global network. During the period in which the merger was pending, US Airways Group was effectively precluded from restructuring its operations as a stand-alone carrier. That period ended in the termination of the merger agreement in late July 2001 after the merger failed to receive approval from the U.S. Department of Justice. Following the merger termination, US Airways Group embarked on a phased, stand-alone restructuring plan to address the problems facing its airline subsidiaries and affiliates; however, this plan was preempted almost immediately by the September 11th terrorist attacks, which were then followed by the filing for Chapter 11 in the prior bankruptcy in August 2002.
Marketing Agreements with Other Airlines
      US Airways, Inc. has entered into a number of bilateral and multilateral alliances with other airlines to provide customers with more choices and to access markets worldwide that US Airways Group does not serve directly. In May 2004, US Airways, Inc. joined the Star Alliance, the world’s largest airline alliance, with 16 member airlines serving 795 destinations in 139 countries. Membership in the Star Alliance further enhances the value of US Airways Group’s domestic and international route network by allowing customers access to the global marketplace. Expanded benefits for customers include network expansion through code share service, benefits under US Airways Inc.’s frequent traveler program, Dividend Miles, airport lounge access, convenient single-ticket pricing, and one-stop check-in and coordinated baggage handling.
      US Airways, Inc. also has comprehensive marketing agreements with United Airlines, a member of the Star Alliance, which began in July 2002. United Airlines, as well as its parent company, UAL Corporation, and certain of its affiliates, filed for protection under Chapter 11 of the bankruptcy code on December 9, 2002. United Airlines immediately requested bankruptcy court authority to assume these agreements and the court granted United Airlines’ request. US Airways, Inc. also has marketing agreements with Lufthansa, Spanair, bmi and other Star Alliance carriers, as well as with several smaller regional carriers in the Caribbean operating collectively as the GoCaribbean Network.
Industry Regulation and Airport Access
      US Airways Group’s airline subsidiaries operate under certificates of public convenience and necessity or commuter authority issued by the U.S. Department of Transportation, or the DOT. The DOT may alter, amend, modify or suspend these certificates if the public convenience and necessity so require, or may revoke the certificates for failure to comply with the terms and conditions of the certificates. Airlines are also regulated by the U.S. Federal Aviation Administration, or the FAA, a division of the DOT, primarily in the areas of flight operations, maintenance, ground facilities and other technical matters. Pursuant to these regulations, US Airways Group’s airline subsidiaries have FAA-approved maintenance programs for each type of aircraft they operate that provide for the ongoing maintenance of these aircraft, ranging from periodic routine inspections to major overhauls. From time to time, the FAA issues airworthiness directives and other regulations affecting US Airways Group’s airline subsidiaries or one or more of the aircraft types they operate. In recent years, for example, the FAA has issued or proposed these mandates relating to, among other things, enhanced ground proximity warning systems, fuselage pressure bulkhead reinforcement, fuselage lap joint inspection rework, increased inspections and maintenance procedures to be conducted on certain aircraft, increased cockpit security, fuel tank flammability reductions and domestic reduced vertical separation.
      The DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided that these procedures do not unreasonably interfere with interstate or foreign commerce or the national transportation system. Certain locales, including Boston, Washington, D.C., Chicago, San Diego and San Francisco, among others, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of these operations. In some instances these restrictions have caused curtailments in services or increases in operating costs and these restrictions could limit the ability of US Airways, Inc. to expand its operations at the affected airports. Authorities at other airports may consider adopting similar noise regulations.
      The airline industry is also subject to increasingly stringent federal, state and local laws protecting the environment. Future regulatory developments and actions could affect operations and increase operating costs for the airline industry, including US Airways Group’s airline subsidiaries.
      US Airways Group’s airline subsidiaries are obligated to collect a federal excise tax on domestic and international air transportation, commonly referred to as the ticket tax. US Airways Group’s airline subsidiaries collect these taxes, along with certain other U.S. and foreign taxes and user fees on air transportation, and pass through the collected amounts to the appropriate governmental agencies. Although these taxes are not operating expenses of US Airways Group, they represent an additional cost to US Airways Group’s customers.
      The Aviation Security Act was enacted in November 2001. Under the Aviation and Transportation Security Act, substantially all aspects of civil aviation passenger security screening were federalized and a new TSA, under the DOT was created. TSA was then transferred to the Department of Homeland Security pursuant to the Homeland Security Act of 2002. The Aviation and Transportation Security Act, among other matters, mandates:

•	improved flight deck security;

•	carriage at no charge of federal air marshals;

•	enhanced security screening of passengers, baggage, cargo, mail, employees and vendors;

•	enhanced security training;

•	fingerprint-based background checks of all employees and vendor employees with access to secure areas of airports pursuant to regulations issued in connection with the Aviation and Transportation Security Act; and

•	the provision of passenger data to U.S. Customs.
Funding for TSA is provided, in part, by a fee collected by air carriers from their passengers of $2.50 per flight segment, but not more than $10.00 per round trip. From time to time, legislation is proposed to increase this fee. Implementation of the requirements of the Aviation and Transportation Security Act have resulted and will continue to result in increased costs for US Airways Group and its passengers and has and will likely continue to result in service disruptions and delays.
      Most major U.S. airports impose passenger facility charges. The ability of airlines to contest increases in these charges is restricted by federal legislation, DOT regulations and judicial decisions. Legislation enacted in 2000 permitted airports to increase passenger facility charges effective April 1, 2001. With certain exceptions, air carriers pass these charges on to passengers. However, the ability of US Airways Group to pass-through security fees and passenger facility charges to its customers is subject to various factors, including market conditions and competitive factors.

      The FAA has designated John F. Kennedy International Airport, LaGuardia Airport and Ronald Reagan Washington National Airport as “high-density traffic airports” and has limited the number of departure and arrival slots available to air carriers at those airports. In April 2000, legislation was enacted that eliminates slot restrictions in 2007 at LaGuardia Airport and Kennedy Airport. Among other things, the legislation encouraged the development of air service to smaller communities from slot-controlled airports. During the interim period while slot restrictions remained in effect at LaGuardia Airport, airlines could apply for slot exemptions to serve smaller communities using aircraft with a maximum seating capacity of less than 71. In connection with this legislation, US Airways Group and several other airlines increased service from LaGuardia Airport, which led to excessive flight delays. In response to these delays, the FAA implemented a slot lottery system in December 2000 limiting the number of new flights at LaGuardia Airport. As a result, several airlines, including US Airways Group, were required to reduce the number of flights added at LaGuardia Airport in connection with this legislation. The resulting allocation of slots from the slot lottery system was initially scheduled to expire on September 15, 2001, but on August 3, 2001, the FAA announced an extension until October 26, 2002. On July 8, 2002, the FAA announced another extension until October 30, 2004, and subsequently announced a further extension through October 30, 2005. As a result of the 2007 slot elimination, the FAA has indicated an intent to rethink its approach to regulating operations at LaGuardia Airport. Several proposals, including auctions, congestion pricing and other market-based solutions, are being considered along with more traditional regulatory approaches.
      At Washington Ronald Reagan National Airport an additional eleven roundtrips were awarded by the DOT, pursuant to the Vision 100–Century of Aviation Reauthorization Act, which created additional slots for distribution by the DOT. Although US Airways, Inc. participated in the proceeding and was awarded slots, most of the slots were awarded to new entrant carriers.
      Where the FAA has seen congestion and delay increases, it has stepped in and worked with the carriers to freeze operations at current or somewhat reduced levels. Specifically, incumbent carriers, including US Airways, Inc., are not permitted to increase operations at Chicago O’Hare Airport as a result of an agreement reached between the FAA and these airlines in August 2004. This agreement has been extended through the Fall 2005. Currently, a rulemaking on extending the agreement with some modifications is underway at the FAA. US Airways, Inc. has actively participated in the rulemaking. A broader rulemaking to address congestion at other crowded airports could be forthcoming sometime in 2005 or 2006.
      The availability of international routes to domestic air carriers is regulated by agreements between the U.S. and foreign governments. Changes in U.S. or foreign government aviation policy could result in the alteration or termination of these agreements and affect US Airways, Inc.’s international operations.
Employees
      As of March 31, 2005, US Airways Group and its subsidiaries employed approximately 30,700 active employees, or 28,600 employees on a full-time equivalent basis. US Airways, Inc. employed approximately 25,200 active employees including approximately 8,000 station personnel, 5,300 flight attendants, 4,000 mechanics and related employees, 3,000 pilots, 1,500 reservations personnel and 3,400 personnel in administrative and miscellaneous job categories. US Airways Group’s remaining subsidiaries employed 5,500 employees including approximately 3,000 station personnel, 1,000 pilots, 550 flight attendants, 450 mechanics and related employees and 500 personnel in administrative and miscellaneous job categories.
      As of March 31, 2005, approximately 80% of US Airways Group’s active employees were covered by collective bargaining agreements with various labor unions.

      The status of US Airways, Inc.’s labor agreements with its major employee groups as of March 31, 2005 is as follows:

Union (1)	Class or Craft	Employees (2)	Date Contract Amendable

ALPA	Pilots	3,000	12/31/09
IAMAW	Mechanics and related employees	4,000	12/31/09
IAMAW	Fleet service employees	4,500	12/31/09
CWA	Passenger service employees	5,000	12/31/11
AFA	Flight attendants	5,300	12/21/11
TWU	Dispatchers and other	200	12/31/09 & 12/31/11

(1)	ALPA	Air Line Pilots Association
	IAMAW	International Association of Machinists and Aerospace Workers
	CWA	Communications Workers of America
	AFA	Association of Flight Attendants-Communications Workers of America
	TWU	Transport Workers Union
(2)	Approximate number of active employees covered by the contract.
Aviation Fuel
      Aviation fuel is typically US Airways Group’s second largest expense. Because the operations of the airline are dependent upon aviation fuel, increases in aviation fuel costs could materially and adversely affect liquidity, results of operations and financial condition. The following table shows US Airways Group’s aircraft fuel consumption and costs for 2002-2004:

			Aviation
		Average	fuel	Percentage of Total
	Gallons	price	expense (1)	Operating
Year	(in millions)	per gallon (1)	(in millions)	Expenses

2004	973	$1.129	$1,099	14.7%
2003	936	0.887	830	11.7%
2002	1,047	0.747	782	9.4%

(1)	Includes fuel taxes and the impact of fuel hedges.
     For the first quarter of 2005, the average price per gallon increased to $1.480, and aviation fuel as a percentage of total operating expenses was 20.1%.
      Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of US Airways Group’s control. Accordingly, the price and availability of aviation fuel, as well as other petroleum products, can be unpredictable. Prices may be affected by many factors, including:

•	the impact of political instability on crude production, especially in Russia and OPEC countries;

•	unexpected changes to the availability of petroleum products due to disruptions in distribution systems or refineries;

•	unpredicted increases to oil demand due to weather or the pace of economic growth;

•	inventory levels of crude, refined products and natural gas; and

•	other factors, such as the relative fluctuation between the U.S. dollar and other major currencies and influence of speculative positions on the futures exchanges.
      To reduce the exposure to changes in fuel prices, US Airways Group periodically enters into certain fixed price swaps, collar structures and other similar derivative contracts. US Airways Group’s current financial position and credit rating negatively affect its ability to hedge fuel in the future. See the section entitled “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Selected Operating and Financial Statistics” for additional information related to aviation fuel.

Airline Ticket Distribution
      The now common usage of electronic tickets within North America, and its rapid expansion in Europe and the rest of the world, has allowed for the streamlining of processes and the increased efficiency of customer servicing and support. US Airways Group began to support the issuance of electronic tickets in 1996. During 2004, electronic tickets represented 96% of all tickets issued to customers flying US Airways, Inc. The addition of a $50 surcharge to most customers requiring paper tickets has allowed US Airways Group to continue to support the exceptional requests, while offsetting any cost variance associated with the issuance and postal fulfillment of paper tickets. Airlines based in North America have recently proposed a requested mandate that airlines move to 100% electronic ticketing over the next few years, which will only serve to enhance customer service and control costs for ticketing services supported by the airline and distribution partners.
      The shift of consumer bookings from traditional travel agents, airline ticket offices and reservation centers to online travel agent sites, such as Orbitz, Travelocity, Expedia and others, as well as airline direct websites, such as usairways.com, continues to grow within the industry. Historically, traditional and online travel agencies used Global Distribution Systems, or GDSs, such as Sabre, to obtain their fare and inventory data from airlines. Bookings made through these agencies result in a fee, referred to as the GDS fee, that is charged to the airline. Bookings made directly with the airline, through its reservation call centers or website, do not incur a GDS fee. The growth of the airline direct websites and travel agent sites that connect directly to airline host systems, effectively by-passing the traditional connection via GDSs, helps US Airways Group reduce distribution costs from the channels of distribution on the internet. In the first quarter of 2005, US Airways, Inc. received over 33% of its sales from internet sites. US Airways, Inc.’s direct website, usairways.com, comprised over 13% of its sales, while the rest of the internet sites accounted for the remaining 20% of its sales.
      Due to the continued pressure on legacy airlines to lower distribution fees more aggressively than anytime in the past in order to compete with low-cost airlines, many “newcomers” have entered the distribution industry. New low-cost GDSs, such as ITA Software, G2 Switchworks, Navitaire and others, are providing airlines with alternative economic models to do business with traditional travel agents. These new low-cost GDSs substantially reduce the fees charged to airlines by this distribution channel.
      In an effort to further reduce distribution costs through internal channels, US Airways, Inc. and other airlines have instituted service fees for interaction in channels requiring specialized service such as reservation call centers ($5.00 per ticket), Airline Ticket Offices ($10.00 per ticket) and City Ticket Offices ($10.00 per ticket), while continuing to offer free service via the airlines’ websites. The goals of these service fees are to reduce the cost to provide customer service as required by the traveler and promote the continued goal of shifting customers to US Airways Inc.’s lowest cost distribution channel, usairways.com. For the first quarter of 2005, internal channels of distribution account for approximately 24% of all US Airways Group sales.
      In July 2004, the DOT eliminated most of its regulations governing GDSs. Airlines and GDSs continue to have open dialogue regarding possible cost savings.
Frequent Traveler Program
      US Airways, Inc. operates a frequent traveler program known as Dividend Miles under which participants earn mileage credits for each paid flight segment on US Airways, Inc., US Airways Shuttle, US Airways Express, Star Alliance carriers, and certain other airlines that participate in the program. Participants flying on First Class or Envoy class tickets receive additional mileage credits. Participants can also receive mileage credits through special promotions periodically offered by US Airways, Inc. and may also earn mileage credits by utilizing certain credit cards and purchasing services from various non-airline partners. Mileage credits can be redeemed for various free, discounted, or upgraded travel awards on US Airways, Inc., Star Alliance carriers or other participating airlines.

      US Airways, Inc. and the other participating airline partners limit the number of seats allocated per flight for award recipients by using various inventory management techniques. Award travel for all but the highest-level Dividend Miles participants is generally not permitted on blackout dates, which correspond to certain holiday periods or peak travel dates. US Airways, Inc. reserves the right to terminate Dividend Miles or portions of the program at any time. Program rules, partners, special offers, blackout dates, awards and requisite mileage levels for awards are subject to change.
Insurance
      US Airways Group and its subsidiaries maintain insurance of the types and in amounts deemed adequate to protect themselves and their property. Principal coverage includes:

•	liability for injury to members of the public, including passengers;

•	damage to property of US Airways Group, its subsidiaries and others;

•	loss of or damage to flight equipment, whether on the ground or in flight;

•	fire and extended coverage;

•	directors and officers;

•	fiduciary; and

•	workers’ compensation and employer’s liability.
      In addition to customary deductibles, US Airways Group self-insures for all or a portion of its losses from claims related to environmental liabilities and medical insurance for employees.
      Since September 11, 2001, US Airways Group and other airlines have been unable to obtain coverage for liability to persons other than employees and passengers for claims resulting from acts of terrorism, war or similar events, referred to as war risk coverage, at reasonable rates from the commercial insurance market. US Airways, Inc. has, as have most other U.S. airlines, therefore purchased its war risk coverage through a special program administered by the FAA. The Emergency Wartime Supplemental Appropriations Act extended this insurance protection until August 2005. The Secretary of Transportation may extend this policy until December 31, 2005. If the federal insurance program terminates, US Airways Group would likely face a material increase in the cost of war risk coverage, and because of competitive pressures in the industry, US Airways Group’s ability to pass this additional cost to passengers would be limited.
      There can be no assurances that US Airways Group can maintain insurance coverages and costs at its current levels.

Properties

Flight Equipment
      As of March 31, 2005, US Airways, Inc. operated the following jet and regional jet aircraft:

	Average Seat	Average
Type	Capacity	Age (years)	Owned (1)	Leased (2)	Total

Airbus A330	266	4.6	9	—	9
Boeing 767-200ER	203	15.8	4	6	10
Boeing 757-200	193	14.4	—	31	31
Airbus A321	169	3.8	20	8	28
Boeing 737-400	144	15.1	3	42	45
Airbus A320	142	5.4	11	13	24
Boeing 737-300	126	18.0	7	61	68
Airbus A319	120	5.2	15	49	64

		11.2	69	210	279

EMB-170	72	0.7	10	15	25

(1)	All owned aircraft are pledged as collateral for various secured financing agreements.

(2)	The terms of the leases expire between 2005 and 2023.
     As of March 31, 2005, US Airways Group’s wholly owned regional airline subsidiaries operated the following turboprop and regional jet aircraft:

	Average Seat	Average
Type	Capacity	Age (years)	Owned	Leased (1)	Total

CRJ-700	70	0.4	8	6	14
CRJ-200	50	1.0	21	14	35
De Havilland Dash 8-300	50	13.2	—	12	12
De Havilland Dash 8-100	37	14.8	30	9	39
De Havilland Dash 8-200	37	7.5	—	9	9

		7.2	59	50	109

(1)	The terms of the leases expire between 2005 and 2021.
     As of March 31, 2005, US Airways Group had 19 A320-family aircraft on firm order with Airbus scheduled for delivery in the years 2008 through 2010. US Airways Group also had ten A330-200 aircraft on firm order with Airbus scheduled for delivery in the years 2008 and 2009. Subsequently, a Memorandum of Understanding was executed on May 18, 2005 between Airbus, US Airways Group, US Airways, Inc. and America West Airlines, Inc. which, in addition to providing for a $250 million line of credit from Airbus upon the satisfaction of various conditions precedent (including the completion of the merger and the emergence of US Airways, Inc. from bankruptcy), provides for the rescheduling of US Airways Inc.’s A320-family and A330-200 delivery commitments, and an order for 20 A350 aircraft, for which Airbus has agreed to provide backstop financing for a substantial number of aircraft, subject to certain terms and conditions. Under the Airbus Memorandum of Understanding, US Airways Inc.’s A320-family aircraft will be rescheduled for delivery in 2009 and 2010, with US Airways Inc.’s A330-200 aircraft orders rescheduled for delivery in 2009 and 2010. The new A350 aircraft deliveries are currently scheduled to occur during the period 2011 through 2013. The Airbus MOU also eliminates cancellation penalties on US Airways Group’s orders for the ten A330-200 aircraft, provided that New US Airways Group has met certain predelivery payment obligations under the A350 order.
      Pursuant to the regional jet leasing term sheet of the GE Master Memorandum of Understanding approved by the bankruptcy court on December 17, 2004, General Electric Capital Corporation, referred to as GECC, or its affiliates agreed to provide lease financing for up to 31 regional jet aircraft, consisting of 70- to 100-seat regional jet aircraft manufactured by Bombardier and/or Embraer in a mix and subject to other terms to be agreed mutually by GECC and US Airways, Inc. Under the Master Memorandum of Understanding, GECC leased six Bombardier CRJ-700s to US Airways, Inc. in the first quarter of 2005 with terms expiring on the earlier of US Airways Group’s emergence from Chapter 11 and June 30, 2005, which leases will be converted to long-term leases. Subsequent to closing on the six Bombardier CRJ-700 aircraft, GECC and US Airways Group agreed, pursuant to a Merger Memorandum of Understanding approved by the bankruptcy court on June 23, 2005, to eliminate the obligation of GECC to provide the remaining regional jet financing directly to US Airways Group, although GE agreed to provide single investor and operating lease financing to Republic Airways for the three EMB-170 aircraft already on order referred to below, and for ten EMB-170/190/195 aircraft for delivery to acceptable third-party carriers, which aircraft will be flown by those carriers for the benefit of US Airways Group.
      In December 2004, US Airways Group reached aircraft leasing and financing agreements with Embraer and Bombardier, which were approved by the bankruptcy court in January 2005. Pursuant to the agreement reached with Embraer, US Airways, Inc. purchased and took delivery of three EMB-170 aircraft in January 2005 and endeavored to purchase and take delivery of three additional EMB-170 aircraft by March 31, 2005. US Airways, Inc. did not take delivery of the second three aircraft in March 2005. As a result, damages accrue from and after April 1, 2005 until the delivery of the aircraft at the rate of $162,795 per month per aircraft. If the aircraft are not delivered by July 31, 2005, Embraer’s obligation to deliver these aircraft will terminate and its damages with respect to the undelivered aircraft may be as much as $10 million for all three aircraft (rather than at the rate of $162,795 per month per aircraft), with Embraer having the right to apply any remaining purchase deposits against Embraer’s aggregate damages. US Airways Group is currently working to arrange financing for these aircraft, and has secured GE’s agreement to provide that financing under the Merger Memorandum of Understanding.
      Under the agreement reached with Bombardier, US Airways Group acquired three new CRJ-700 aircraft in January 2005. The purchase was financed through the application of $28 million of existing purchase deposits held by Bombardier, $2 million in cash and a financed lease facility with DVB Bank AG. Additionally, $4 million of existing purchase deposits held by Bombardier were used to satisfy existing defaults and cure payments. So long as US Airways Group continues to operate under the protection of Chapter 11 in compliance with the bankruptcy code, no obligations will arise on the part of US Airways Group or Bombardier with respect to the purchase and delivery of any aircraft.
      US Airways Group maintains inventories of spare engines, spare parts, accessories and other maintenance supplies sufficient to meet its operating requirements.
      As of March 31, 2005, US Airways Group owned or leased the following aircraft that were not considered part of its operating fleet presented in the tables above. These aircraft were either parked at storage facilities or, as shown in the far right column, leased or subleased to third parties or related parties.

	Average				Leased/
Type	Age (years)	Owned	Leased	Total	Subleased

De Havilland Dash 8	14.8	3	—	3	—
Douglas DC-9-30	24.3	6	—	6	6

		9	—	9	6

      As discussed in “Overview” above, US Airways Inc. has code share agreements in the form of capacity purchase agreements with certain US Airways Express regional jet affiliate operators. Collectively, these regional jet affiliate operators flew 107 50-seat regional jet aircraft as part of US Airways Express as of March 31, 2005.
      US Airways, Inc. is a participant in the Civil Reserve Air Fleet, a voluntary program administered by the Air Mobility Command. The General Services Administration of the U.S. government requires that airlines participate in Civil Reserve Air Fleet in order to receive U.S. government business. US Airways, Inc.’s commitment under Civil Reserve Air Fleet is to provide up to its entire widebody fleet of ten 767-200ER aircraft and nine A330-300 aircraft in support of military missions. US Airways, Inc. is reimbursed at compensatory rates when aircraft are activated under Civil Reserve Air Fleet. US Airways, Inc. is reimbursed during peacetime proportionally to its commitment.
      US Airways Inc.’s 767-200ER aircraft are committed to the Aeromed Program of the Civil Reserve Air Fleet. Under this program, the aircraft are converted to flying hospitals for transportation of injured troops. US Airways, Inc., Delta Air Lines and United Airlines are participants in the Aeromed Program. Participation in this program provides increased U.S. government revenues for US Airways Inc. Since the Civil Reserve Air Fleet activation of 2003, US Airways, Inc. has not provided “voluntary” lift to Air Mobility Command, due to operational limitations.

Ground Facilities
      US Airways, Inc. leases the majority of its ground facilities, including:

•	executive and administrative offices in Arlington, Virginia near Washington Ronald Reagan National Airport;

•	its principal operating, overhaul and maintenance bases at the Pittsburgh International Airport and Charlotte/Douglas International Airports;

•	training facilities in Pittsburgh and Charlotte;

•	central reservations offices in Pittsburgh and Winston-Salem, North Carolina; and

•	line maintenance bases and local ticket, cargo and administrative offices throughout its system.
      US Airways, Inc. owns a training facility in Winston-Salem and previously owned a reservation facility in Orlando. The Orlando facility was closed on January 10, 2003 and was sold in May 2005. The Pittsburgh reservations call and service center will be closed in 2005 and consolidated into one location in Winston-Salem.

Terminal Construction Projects
      US Airways Group uses public airports for its flight operations under lease arrangements with the government entities that own or control these airports. Airport authorities frequently require airlines to execute long-term leases to assist in obtaining financing for terminal and facility construction. Any future requirements for new or improved airport facilities and passenger terminals at airports at which US Airways Group operates could result in additional expenditures and long-term commitments.
      In 1998, US Airways, Inc. reached an agreement with the Philadelphia Authority for Industrial Development and the City of Philadelphia to construct a new international terminal and a new US Airways Express terminal at the Philadelphia International Airport, one of US Airways Group’s connecting hubs and US Airways, Inc.’s principal international gateway. The international terminal includes 12 gates for widebody aircraft and new federal customs and immigration facilities. The international terminal gates were put into operation in May 2003 and the ticket lobby opened in September 2003. The US Airways Express facility, completed in June 2001, can accommodate 38 regional aircraft.
Legal Proceedings
      On September 12, 2004, the debtors filed voluntary petitions for relief under Chapter 11 of the bankruptcy code in the United States bankruptcy court for the Eastern District of Virginia, Alexandria Division (Case Nos. 04-13819-SSM through 03-13823-SSM). Each of the debtors continues to operate its business and manage its property as a debtor in possession pursuant to Sections 1107 and 1108 of the bankruptcy code. As a result of the current Chapter 11 filing, attempts to collect, secure or enforce remedies with respect to prepetition claims against the debtors are subject to the automatic stay provisions of Section 362(a) of the bankruptcy code.
      On February 26, 2004, a company called I.A.P. Intermodal, LLC filed suit against US Airways Group and its wholly owned airline subsidiaries in the United States District Court for the Eastern District of Texas

alleging that the defendants’ computer scheduling system infringes upon three patents held by plaintiffs, all of which patents are entitled, “Method to Schedule a Vehicle in Real-Time to Transport Freight and Passengers.” Plaintiff seeks various injunctive relief as well as costs, fees and treble damages. US Airways Group and its subsidiaries were formally served with the complaint on June 21, 2004. US Airways Group is unable to ascertain at this time the likelihood or potential scale of liability. On the same date, the same plaintiff filed what US Airways Group believes to be substantially similar cases against nine other major airlines, including British Airways, Northwest Airlines Corporation, Korean Airlines Co., Ltd., Deutsche Lufthansa AG, Air France, Air Canada, Singapore Airlines Ltd., Delta Air Lines and Continental Airlines, Inc., and had filed a suit against the parent company of American Airlines in December 2003. This action was stayed as to US Airways Group and its wholly owned subsidiaries as a result of the bankruptcy filing on September 12, 2004.
      The Port Authority of New York and New Jersey, or the Port Authority, filed a proof of claim against US Airways, Inc. in the prior bankruptcy. The claim was in the amount of $8.5 million and it alleged environmental contamination and building deficiencies at LaGuardia Airport. US Airways, Inc.’s liability and defenses to this liability were unaffected by the prior bankruptcy. US Airways, Inc. has received no notice, inquiry or other communication from the Port Authority other than in connection with the proof of claim, and therefore is unable to evaluate at this time the validity of the underlying claim, the degree to which US Airways, Inc. might share responsibility with other parties, or the cost of cleanup or correction of the alleged building deficiencies. In connection with the current bankruptcy, the Port Authority filed a proof of claim in the amount of approximately $2 million again alleging environmental contamination and building deficiencies at LaGuardia Airport.
      On January 7, 2003, the IRS, issued a notice of proposed adjustment to US Airways Group proposing to disallow $573 million of capital losses that US Airways Group sustained in the tax year 1999 on the sale of stock of USLM Corporation, referred to as the USLM matter. On February 5, 2003, the IRS filed a proof of claim with the bankruptcy court in connection with the prior bankruptcy asserting the following claims against US Airways, Inc. with respect to the USLM matter: (1) secured claims for U.S. federal income tax and interest of $1 million; (2) unsecured priority claims for U.S. federal income tax of $68 million and interest of $14 million; and (3) an unsecured general claim for penalties of $25 million. On May 8, 2003, US Airways Group reached a tentative agreement with the IRS on the amount of U.S. federal income taxes, interest and penalties due subject to final approval from the Joint Committee on Taxation. By letter dated September 11, 2003, US Airways Group was notified that the Joint Committee on Taxation had accepted the tentative agreement with the IRS, including a settlement of all federal income taxes through the end of 2002. Due to the bankruptcy filing on September 12, 2004, which suspended payment of prepetition liabilities, final payment terms under the agreement have not been submitted to the bankruptcy court for approval. The IRS has submitted a proof of claim relating to the USLM matter in the present bankruptcy in the amount of approximately $31 million.
      Williard, Inc., together with the joint venture of Williard, Inc. and Len Parker Associates, was awarded construction contracts with US Airways, Inc. for work to be performed at the Philadelphia International Airport. On May 29, 2002, US Airways, Inc. terminated the largest contract between the parties. Williard, Inc. and the joint venture sued US Airways, Inc. in Pennsylvania state court for over $14 million in damages representing termination costs and lost profits, along with other alleged contractual damage claims. Subsequently, Limbach Company, LLC alleged that it purchased the claims of Williard, Inc. After a trial, the bankruptcy court, on June 7, 2004, determined the value of the Limbach Company and the joint venture claims to be approximately $3 million. Limbach Company and the joint venture are challenging on appeal various rulings of the bankruptcy court, including the amount of the claim and its status as an unsecured claim. US Airways, Inc. has also filed an appeal. Limbach Company and Limbach/ Parker have filed an action in state court against the City of Philadelphia and the Philadelphia Authority for Industrial Development and received permission to include US Airways, Inc. as a co-defendant, provided that Limbach Company and the joint venture did not make any claims against US Airways, Inc. in that action. In the lawsuit against the City of Philadelphia and the Philadelphia Authority for Industrial Development, Limbach Company and the joint venture are seeking the same sums as in their earlier lawsuit and proofs of claim against US Airways, Inc., but this time under the equitable theories of third-party beneficiary, quantum meruit and constructive trust. The court in the Philadelphia action dismissed US Airways, Inc. from the lawsuit and dismissed the third-party beneficiary claims against the City of Philadelphia and the Philadelphia Authority for Industrial Development. These rulings are subject to appeal at a later date. On May 21, 2004, the City of Philadelphia and the Philadelphia Authority for Industrial Development filed a Motion for Summary Judgment seeking dismissal of the lawsuit. Should Limbach Company and/or the joint venture recover in the Philadelphia action against the City of Philadelphia and the Philadelphia Authority for Industrial Development, that award would be paid at 100 cents on the dollar. US Airways, Inc. may have an obligation to indemnify the City of Philadelphia and the Philadelphia Authority for Industrial Development under its agreements related to the airport development, which US Airways, Inc. assumed as part of the prior bankruptcy. Therefore, any recovery by Limbach Company and/or the joint venture against the City of Philadelphia and the Philadelphia Authority for Industrial Development could result in an indemnification claim that US Airways, Inc. may have to pay at full value. Proceedings in the bankruptcy court were stayed by the bankruptcy filing on September 12, 2004.
      US Airways Group and US Airways, Inc. have been named as defendants in two lawsuits filed in federal district court for the Eastern District of Michigan. Delta Air Lines is also named as a defendant in both actions, while Northwest Airlines and the Airlines Reporting Corporation were sued separately in a third action. The complaints were filed on behalf of a class of airline passengers who originated or terminated their trips at the defendant carriers’ respective hubs. These passengers allege that they paid excessive fares due to the respective airlines’ enforcement of ticketing rules that prohibit the use of a connecting segment coupon that is part of a through-fare ticket where the passenger does not fly or intend to fly the entire ticketed itinerary. Plaintiffs allege monopolization and restraint of trade in violation of federal antitrust laws. They seek recovery of treble damages from all named defendants in the amount of $390 million and an injunction prohibiting future enforcement of the rules at issue. On May 16, 2002, the court denied the defendant airlines’ Motion for Summary Judgment and granted the plaintiffs’ Motion for Class Certification in each of the cases. On May 31, 2002, US Airways Group and US Airways, Inc. filed a petition with the United States Court of Appeals for the Sixth Circuit seeking a discretionary review of the certification order. On November 21, 2002, the petition for permission to appeal the class certification decision was denied. On December 4, 2002, Delta Air Lines and Northwest Airlines filed a rehearing petition seeking en banc review of the initial Sixth Circuit denial. On February 24, 2003, Northwest Airlines’ and Delta Air Lines’ petition for rehearing en banc was denied. Notwithstanding the district court’s denial of summary judgment and the petition, US Airways Group and US Airways, Inc. believe the claims are without merit and intend to pursue a vigorous defense. The automatic stay under Section 362(a) of the bankruptcy code was lifted when US Airways Group emerged from bankruptcy on March 31, 2003, but the action was subsequently stayed once more as a result of the debtors’ bankruptcy filing on September 12, 2004. On April 29, 2005, Northwest Airlines and Delta Air Lines filed a renewed motion for summary judgment on all counts. That motion is now pending.
      In May 1995, US Airways Group, US Airways, Inc. and the Retirement Plan for Pilots of US Airways, Inc., referred to as the Pilot Retirement Plan, were sued in federal district court for the District of Columbia by 481 active and retired pilots, alleging that defendants had incorrectly interpreted the plan provisions and erroneously calculated benefits under the Pilot Retirement Plan. The plaintiffs sought damages in excess of $70 million. In May 1996, the court issued a decision granting US Airways, Inc.’s Motion to Dismiss the majority of the complaint for lack of jurisdiction, deciding that the dispute must be resolved through the arbitration process under the Railway Labor Act because the Pilot Retirement Plan was collectively bargained. The plaintiffs appealed the district court’s dismissal and in February 1999, the U.S. Court of Appeals upheld the district court’s decision originally granted in May 1996, in the defendants’ favor. In May 1999, the plaintiffs filed a petition for certiorari with the U.S. Supreme Court. In October 1999, the U.S. Supreme Court denied the plaintiffs’ petition for certiorari. The U.S. District Court retained jurisdiction over one count of the complaint, alleging violation of a disclosure requirement under ERISA. In August 2000, the U.S. District Court dismissed the remaining count without prejudice, giving plaintiffs the right to reinstate their claims after completion of the arbitration. Certain of the plaintiffs filed a claim before the US Airways Pilot Retirement Board, requesting arbitration of their claim for benefits that they believe were erroneously calculated, and the Pilot Retirement Board selected an arbitrator to decide certain issues related to the plaintiffs’ claims for benefits. However, the Pilot Retirement Plan was terminated on March 31, 2003, and on April 1, 2003 the PBGC became trustee of the plan. Also, claims related to this matter were expunged in the prior bankruptcy. Accordingly, US Airways Group does not believe there is any continuing risk of material liability associated with this matter.
      On September 29, 2000, US Airways, Inc. intervened in a proceeding that was originally brought on January 26, 1998, by the Pennsylvania Department of Environment Protection against Allegheny County, Pennsylvania, and the Allegheny County Aviation Administration alleging that a variety of airfield and aircraft de-icing activities at Pittsburgh International Airport violated the requirements of (a) a 1994 Consent Order and Adjudication issued to Allegheny County and air carrier tenants at the Pittsburgh International Airport, (b) the Pittsburgh International Airport’s National Pollutant Discharge Elimination System Permit, and (c) the Pennsylvania Clean Streams Law. The action was brought before the Pennsylvania Environmental Hearing Board. During March 2001, the Environmental Hearing Board approved Allegheny County’s Motion to Withdraw the Appeal without Prejudice, thereby terminating the appeal. However, during the course of settlement discussions leading to the termination of the appeal, the Pennsylvania Department of Environment Protection advised Allegheny County and US Airways, Inc. that the Department of Environment Protection will require additional measures to be taken to control de-icing materials at the Pittsburgh International Airport, and will assess a civil penalty against Allegheny County and US Airways, Inc. for the alleged violations described above. The Allegheny County Aviation Administration, US Airways, Inc. and the Pennsylvania Department of Environment Protection have continued to work together with the goal of fashioning an ultimate resolution to the de-icing issues. US Airways Group does not believe that the settlement of this matter will have a material adverse effect on its financial condition, results of operations or liquidity.

US AIRWAYS GROUP MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General Information
      The following discussion and analysis presents factors that had a material effect on US Airways Group’s results of operations during the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002. Also discussed is US Airways Group’s financial position as of the end of those periods. You should read this discussion in conjunction with US Airways Group’s consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this proxy statement/prospectus. This discussion and analysis contains forward-looking statements. Please refer to the section entitled “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.
Overview
      For the first quarter of 2005, US Airways Group’s operating revenues were $1.63 billion, operating loss was $201 million and diluted loss per common share was $5.13 on a net loss of $282 million. Operating revenues were $1.70 billion, operating loss was $143 million and the diluted loss per common share was $3.28 on a net loss of $177 million for the same period in 2004. As discussed in “Results of Operations” below, operating results for the quarter reflect high fuel prices and the continued weak revenue environment in US Airways Group’s primary operating region.
      Operating revenues for 2004 were $7.12 billion, operating loss was $378 million, and diluted loss per common share was $11.19 on a net loss of $611 million. For 2003, combining US Airways Group’s results prior to March 31, 2003, the date of emergence from the prior bankruptcy, with US Airways Group’s results after that date for comparability with 2004, operating revenues were $6.85 billion, operating loss was $251 million and net income was $1.46 billion, driven by gains recognized in connection with our emergence from the prior bankruptcy.
Chapter 11 Proceedings
      On September 12, 2004, the debtors filed voluntary petitions for relief under Chapter 11 of the bankruptcy code in the United States bankruptcy court for the Eastern District of Virginia, Alexandria Division (Case Nos. 04-13819-SSM through 04-13823-SSM). Each of the debtors in these cases had previously filed a voluntary petition for relief under Chapter 11 on August 11, 2002. The debtors emerged from the prior bankruptcy under a plan of reorganization which was confirmed pursuant to an order of the bankruptcy court on March 18, 2003 and became effective on March 31, 2003. In accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” or SOP 90-7, US Airways Group adopted fresh-start reporting on March 31, 2003. References to predecessor company refer to US Airways Group prior to March 31, 2003. References to successor company refer to US Airways Group on and after March 31, 2003, after giving effect to the cancellation of the then-existing common stock and the issuance of new securities in accordance with the 2003 plan of reorganization and application of fresh start reporting. As a result of the application of fresh-start reporting, the successor company’s financial statements are not comparable with the predecessor company’s financial statements.
      In connection with and as a part of its emergence from the prior bankruptcy in 2003, US Airways Group undertook a thorough review of its operations and significantly reduced its costs. US Airways Group also reduced its mainline capacity, realigned its network to maximize yield, initiated a business plan to use more regional jets and procured financing for these aircraft, and expanded its alliances with other carriers. However, after emerging from the prior bankruptcy, US Airways Group continued to incur substantial losses from operations. The primary factors contributing to these losses included the reduction in domestic industry unit revenue and significant increases in fuel prices. The downward pressure on domestic industry revenue is a result of the rapid growth of low-fare, low-cost airlines, the increased transparency of fares through Internet sources and other changes in fare structures that have resulted in substantially lower fares for many business and leisure travelers. The competitive environment continued to intensify throughout 2004, particularly in key markets such as Philadelphia, Washington, D.C., Boston and New York.
      Throughout the spring and summer of 2004, US Airways Group communicated with key stakeholders and the public its plan to transform US Airways, Inc. into a fully competitive and profitable airline. A key element of the transformation plan was significant reductions in labor costs through changes to US Airways Group’s collective bargaining agreements. US Airways Group aggressively sought the necessary agreements to allow full implementation of the transformation plan without the need for filing new Chapter 11 cases but was unable to do so in a timely manner. As a result of the recurring losses, declining available cash and risk of defaults or cross defaults under certain key financing and operating agreements, it was necessary for the debtors to file voluntary petitions for reorganization under Chapter 11 of the bankruptcy code on September 12, 2004.
      At hearings held on September 13, 2004, the bankruptcy court granted US Airways Group’s first day motions for relief designed to stabilize its operations and business relationships with customers, vendors, employees and others and entered orders granting permission to the debtors to, among other things:

•	pay employee wages and continue certain benefits, such as medical and dental insurance;

•	honor prepetition obligations to customers and continue customer programs, including US Airways, Inc.’s Dividend Miles program;

•	pay for fuel under existing supply contracts, and honor existing fuel supply, distribution and storage agreements;

•	assume certain contracts related to interline agreements with other airlines;

•	pay prepetition obligations to certain foreign vendors, foreign service providers and foreign governments; and

•	continue maintenance of existing bank accounts and existing cash management systems.
      The bankruptcy court also approved the interim agreement reached between US Airways Group, the ATSB and the lenders under the $1 billion loan, obtained upon emergence from the prior bankruptcy and substantially guaranteed by the ATSB, to allow US Airways Group continued use of the cash collateral securing the loan. The agreement is discussed in more detail below under “Liquidity and Capital Resources.”
      Since filing for bankruptcy on September 12, 2004, US Airways, Inc. has achieved cost-savings agreements with all of its collective bargaining groups. Through a motion filed under Section 1113(e) of the bankruptcy code on September 24, 2004, US Airways, Inc. sought interim relief from collective bargaining agreements with ALPA, the AFA, the TWU, the CWA, and the IAM. On October 15, 2004, the bankruptcy court approved 21% reductions to base rates of pay until February 15, 2005 or until entry of an order approving a new collective bargaining agreement or granting final relief under Section 1113(c) of the bankruptcy code. The bankruptcy court also approved reductions to pension contributions and certain work rule changes. The interim relief order did not apply to TWU, whose members reached and ratified collective bargaining agreements that were approved by the bankruptcy court prior to the interim relief going into effect. ALPA ratified its tentative agreement with US Airways, Inc. in October 2004, and subsequent bankruptcy court approval eliminated the need for interim relief as to pilots. Tentative collective bargaining agreements with the CWA and AFA were reached in December 2004 and were subsequently ratified and approved by the bankruptcy court. On January 6, 2005, the bankruptcy court approved US Airways, Inc.’s request to reject all three IAM collective bargaining agreements and approved the termination of US Airways, Inc.’s three defined benefit plans. The IAM subsequently ratified US Airways, Inc.’s cost-savings proposals on January 21, 2005. As part of these negotiations and subsequent ratifications, the two remaining defined benefit pension plans for collectively bargained groups were eliminated, and some groups had their defined contribution pension plans reduced. In addition, the bankruptcy court also approved a settlement agreement between US Airways, Inc. and the court-appointed Section 1114 Committee, representing retirees other than those represented by the IAM, for the significant curtailment of postretirement medical benefits.

      On November 12, 2004, US Airways, Inc. filed a motion requesting a determination from the bankruptcy court that US Airways, Inc. satisfied the financial requirements for a distress termination of the AFA pension plan, the IAM pension plan, and the Certain Employees pension plan under section 4041(c)(2)(B)(ii)(IV) of ERISA, and approval of each plan’s termination. These plans were projected to have benefit obligations aggregating $2.7 billion and plan assets aggregating $1.7 billion as of September 30, 2004, the most recent valuation date. On January 6, 2005, the bankruptcy court entered an order (i) finding that the financial requirements under section 4041(c)(2)(B)(ii)(IV) of ERISA for a distress termination of the plans had been met and (ii) approving termination of the plans. The AFA pension plan and the IAM pension plan were terminated effective January 10, 2005, by agreement between the PBGC and US Airways, Inc. The Certain Employees pension plan was terminated effective January 17, 2005, by agreement between the PBGC and US Airways, Inc. Effective February 1, 2005, the PBGC was appointed trustee for each of the three plans.
      Pursuant to the transformation plan and newly ratified collective bargaining agreements, US Airways, Inc. implemented voluntary furlough and termination programs across several of its employee groups. In the first quarter of 2005, US Airways Group recognized a $51 million charge, which is included in reorganization items in US Airways Group’s consolidated statement of operations, associated with termination payments and health care benefits for approximately 2,300 employees participating in these voluntary programs. The majority of employees expected to participate in voluntary terminations notified US Airways, Inc. by March 31, 2005.
      In connection with the outsourcing of a portion of its aircraft maintenance and certain fleet service operations, the closing of its Pittsburgh reservation center, and the closing of certain airport clubs and city ticket offices, US Airways, Inc. involuntarily terminated or furloughed approximately 2,300 employees. In the first quarter of 2005, US Airways Group recognized a $44 million charge, which is included in reorganization items in US Airways Group’s consolidated statement of operations, associated with contractual severance payments and healthcare benefits for those employees. Notification for the majority of planned involuntary terminations was completed in the first quarter of 2005.
      In addition to the cost savings achieved with labor groups, US Airways, Inc. also implemented pay and benefit reductions for its current management and other non-union employees, including reductions to base pay, elimination of jobs and modifications to vacation and sick time accruals. US Airways, Inc. also reduced the amount it contributes to its defined contribution pension plans on behalf of employees and implemented modifications to its retiree health benefits. The pay rate and defined contribution plan reductions went into effect October 11, 2004 and the reductions to retiree medical benefits became effective March 1, 2005.
      US Airways Group has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. On December 17, 2004, the bankruptcy court approved US Airways Group’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. US Airways Group reached a comprehensive agreement with GE on aircraft leasing and financing and engine services, which provided US Airways Group with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets. In June 2005, US Airways Group reached an agreement with GE on the terms and conditions of an agreement which amends and supplements certain provisions of the earlier agreement and provides for additional agreements regarding rent obligations under aircraft leases and the early redelivery of certain aircraft. US Airways Group also reached agreements with EMBRAER — Empresa Brasileria de Aeronautica SA and Bombardier, Inc. providing for continued use and operation of its aircraft, short term liquidity and new financing for regional jets, which were approved by the bankruptcy court in January 2005. Each of these agreements are discussed in more detail below in “Liquidity and Capital Resources.”
      In connection with the merger, US Airways Group and America West Holdings entered into a Memorandum of Understanding with Airbus which includes, among other things, adjustments to the delivery schedules for narrow-body and wide-body aircraft, a new order for 20 A350 wide-body aircraft for which Airbus has agreed to provide backstop financing for a substantial number of aircraft, substantial elimination of cancellation penalties on US Airways Group’s existing order for ten A330-200 aircraft provided these orders are replaced by delivery of ten of the A350 aircraft, and a term loan of up to $250 million. Up to

$175 million of the term loan may be drawn down on US Airways Group’s emergence from bankruptcy, with the remainder expected to be drawn down by June 30, 2006.
      The debtors have notified all known potential creditors of the Chapter 11 filing for the purposes of identifying and quantifying all prepetition claims. The Chapter 11 filing triggered defaults on substantially all debt and lease obligations. Subject to certain exceptions under the bankruptcy code, the Chapter 11 filing automatically stayed the continuation of any judicial or administrative proceedings or other actions against the debtors or their property to recover on, collect or secure a claim arising prior to September 12, 2004. The deadline for filing proofs of claim with the bankruptcy court was February 3, 2005, with a limited exception for governmental entities, which had until March 11, 2005. The debtors’ claims agent received approximately 4,800 timely-filed proofs of claims as of February 3, 2005 totaling approximately $26.0 billion in the aggregate, and approximately 350 proofs of claims timely-filed by governmental entities totaling approximately $13.4 billion in the aggregate. As is typical in reorganization cases, differences between amounts scheduled by the debtors and claims by creditors are being investigated and resolved in connection with the claims resolution process. The aggregate amount of claims filed with the bankruptcy court far exceeds the debtors’ estimate of their liability. The debtors believe that many of these claims are duplicative, including those filed alleging joint and several liability against each of the debtors, based upon contingencies that have not occurred, or otherwise are overstated, and are therefore invalid. In light of the number of creditors of the debtors, the claims resolution process may take considerable time to complete. Accordingly, the ultimate number and amount of allowed claims is not presently known.
      For the debtors to exit Chapter 11 successfully, the bankruptcy court must issue an order confirming a plan of reorganization. US Airways, Inc. filed a Chapter 11 plan of reorganization for each of the affiliated debtors on [date], 2005, and as a result of this filing, no other person or party may file a different plan of reorganization prior to October 31, 2005. This deadline could potentially be extended. The plan of reorganization would, among other things, establish a framework for the treatment of prepetition obligations, contemplate the completion of the merger, set forth a revised capital structure and establish the corporate governance for US Airways Group following the merger and subsequent to emergence from bankruptcy. US Airways Group is currently working towards emerging from Chapter 11 no later than October 31, 2005, but that timing is dependent upon, among other things, the timely confirmation of a plan of reorganization.
      On September 13, 2004, US Airways Group received written notice from the Nasdaq Stock Market that its Class A common stock would be delisted in accordance with Marketplace Rules 4300 and 4450(f), effective with the opening of business on September 22, 2004. Nasdaq indicated in its letter that the delisting determination followed its review of US Airways Group’s press release announcing that US Airways Group had filed for bankruptcy protection. As a result of this notification, a fifth character “Q” was added to the trading symbol, changing it from “UAIR” to “UAIRQ” at the opening of business on September 15, 2004. Shares of the Class A common stock are currently trading on the Nasdaq over-the-counter market under the symbol as changed above. The plan of reorganization contemplates that the existing US Airways Group common stock will be cancelled and that new common stock will be issued in connection with the merger.

Prior Bankruptcy Information
      As discussed above, US Airways Group emerged from the prior bankruptcy under the 2003 plan of reorganization. The 2003 plan of reorganization constituted a separate plan of reorganization for each of US Airways Group and its domestic subsidiaries, which we sometimes refer to as the filing entities. In accordance with the bankruptcy code, the 2003 plan of reorganization divided claims against, and interests in, each of the filing entities into classes according to their relative seniority and other criteria and provided the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agreed to a less favorable treatment of its claim or interest. Among other things, the 2003 plan of reorganization generally provided for full payment of all allowed administrative and priority claims, and the distribution of shares, or warrants to purchase shares, of new equity in the reorganized US Airways Group, Inc. to the ATSB, RSA, US Airways Group’s management and labor unions, General Electric Capital Corporation and Bank of America, N.A., as well as to certain unsecured creditors of the filing entities, including the PBGC, in satisfaction of their allowed claims. Persons holding equity in US Airways Group prior to March 31, 2003 were not entitled to any distribution under the 2003 plan of reorganization and their shares of common stock were cancelled.
      On March 31, 2003, RSA invested $240 million in cash in the reorganized US Airways Group pursuant to an investment agreement, in exchange for approximately 36.2%, on a fully diluted basis, of the equity in the reorganized US Airways Group. As of March 31, 2003, in connection with its investment, RSA was granted a voting interest of approximately 71.6% in the reorganized US Airways Group and became entitled to designate and vote to elect eight of 15 directors to US Airways Group’s board of directors. See notes 10 and 12(a) in the notes to US Airways Group’s consolidated financial statements for a summary of the equity structure following the prior bankruptcy and related party transactions with RSA.

Results of Operations
      As discussed above, US Airways Group emerged from the prior bankruptcy and adopted fresh-start reporting on March 31, 2003. As a result of the application of fresh-start reporting, the successor company’s financial statements are not comparable with the predecessor company’s financial statements. However, for purposes of discussion of the results of operations, 2004 has been compared to the full year 2003 and full year 2003 has been compared to 2002, as included, in part, in US Airways Group’s consolidated statements of operations, which are included in this proxy statement prospectus, and in “Selected Operating and Financial Statistics” below. Except where noted, operating statistics referred to below are for scheduled service only.
Three Months Ended March 31, 2005
Compared with the
Three Months Ended March 31, 2004
      Operating Revenues — Passenger transportation revenues decreased $66 million, or 4.4%. This was due to a 12.7% decrease in yield, which reduced revenue by $211 million, partially offset by a 9.6% increase in revenue passenger miles, or RPMs, which increased revenue by $145 million. Cargo and freight revenue decreased $13 million, or 38.2%, due to the temporary suspension of mail delivery and lower volume of transatlantic freight during the first quarter of 2005. Other operating revenues increased 3.9% primarily due to revenue generated through airline partner travel after US Airways Group joined the Star Alliance in May 2004.
      Operating Expenses — Operating expenses decreased $15 million, or 0.8%, on a capacity increase of 5.1%, as measured by available seat miles, or ASMs. Personnel costs decreased 25.6% primarily due to lower wage and benefits rates as a result of the implementation of the cost-savings agreements achieved with each of the collective bargaining groups, including the termination of US Airways, Inc.’s defined benefit plans and the curtailment of postretirement benefits, as well as lower headcount as compared to the period in 2004. These reductions were partially offset by increases to the workers compensation and pilots’ long-term disability liabilities. Aviation fuel increased 57.9% due primarily to a 48.1% increase in average fuel prices and a small increase in consumption. US Airways Express capacity purchases increased 7.4% due to higher fuel prices that are paid by US Airways, Inc. on capacity purchases, partially offset by a decrease in purchased ASMs. Aircraft rent increased 5.5% due to new aircraft leases for regional jets delivered throughout 2004 and the first quarter of 2005. Selling expenses decreased 1.0% due to decreases in commissions and computer reservation fees offset by increases in advertising expense. Depreciation and amortization increased slightly due to depreciation associated with new regional jets offset by reduced amortization associated with capitalized software costs. Other operating expenses increased $2 million, or less than 1%, due to increases in expenses associated with the redemption of Dividend Miles on partner airlines and passenger compensation expense partially offset by decreases in expense related to outside services, ordinary course legal fees and general insurance expense.
      Other Income (Expense) — Other Income (Expense), net increased by $47 million. See note 1 to US Airways Group’s condensed consolidated financial statements for additional information on the components of Reorganization items, net. Interest income was flat due to higher average interest rates, offset by the classification of $2 million of interest income as a reorganization item. Interest expense, net increased 34.5% as a result of interest associated with new regional jets and increased interest expense on the ATSB loan, including penalty interest incurred as a result of the current Chapter 11 proceedings. Other, net for the three months ended March 31, 2005 decreased as compared to the same period in 2004 as a result of mark-to-market adjustments on certain stock options held by US Airways Group. Other, net for the three month period ended March 31, 2004 included a credit of $13 million related to a business interruption insurance recovery.
      Provision for Income Taxes — US Airways Group recorded no income tax provision for the first quarter of 2005 or 2004 and continues to record a full valuation allowance against its net deferred tax asset.
Selected Operating and Financial Statistics (1)

	Three Months Ended
	March 31,

	2005		2004

Revenue passenger miles (millions):*
System	11,048		10,079
Mainline	9,645		9,119
Available seat miles (millions):*
System	15,519		14,769
Mainline	13,185		12,988
Total available seat miles (millions):
System	15,520		14,771
Mainline	13,186		12,990
Passenger load factor (2):*
System	71.2%		68.2%
Mainline	73.2%		70.2%
Yield (3):*
System	13.10	¢	15.01	¢
Mainline (4)	11.74	¢	13.27	¢
Passenger revenue per available seat mile (5):*
System	9.32	¢	10.24	¢
Mainline (4)	8.59	¢	9.32	¢
Revenue passengers (thousands):*
System	14,068		12,700
Mainline	10,252		9,851
Mainline revenue per available seat mile (6)	9.91	¢	10.62	¢
Mainline cost per available seat mile (Mainline CASM) (7)	10.89	¢	11.68	¢
Mainline average stage length (miles)*	768		773
Mainline cost of aviation fuel per gallon (8)	$1.472		$0.994
Mainline cost of aviation fuel per gallon (excluding fuel taxes)	$1.417		$0.938
Mainline gallons of aviation fuel consumed (millions)	218		216
Mainline number of aircraft in operating fleet at period-end	279		283
Mainline full-time equivalent employees at period end	23,696		26,854

*	Scheduled service only (excludes charter service).

(1)	Operating statistics include free frequent travelers and the related miles flown. System statistics encompass all wholly owned airline subsidiaries of US Airways Group, including US Airways, Inc., Allegheny Airlines (through June 2004), Piedmont Airlines and PSA Airlines as well as operating and financial results from capacity purchase agreements with Mesa Airlines, Chautauqua Airlines and Trans States Airlines. For purposes of mainline statistical calculations and to provide better comparability between periods, mainline statistics exclude revenue and expenses associated with US Airways, Inc. capacity purchase arrangements with certain affiliated airlines and US Airways, Inc.’s regional jet division, MidAtlantic Airways.

(2)	Percentage of aircraft seating capacity that is actually utilized (RPMs/ASMs).

(3)	Passenger transportation revenue divided by RPMs.

(4)	Mainline passenger revenue excludes US Airways Express and MidAtlantic Airways passenger revenue of $314 million and $303 million for the three months ended March 31, 2005 and 2004, respectively.

(5)	Passenger transportation revenue divided by ASMs (a measure of unit revenue).

(6)	Mainline operating revenues divided by ASMs (a measure of unit revenue). Mainline operating revenues exclude US Airways Express and MidAtlantic Airways operating revenues of $315 million and $304 million for the three months ended March 31, 2005 and 2004, respectively.

(7)	Mainline operating expenses divided by mainline ASMs (a measure of unit cost). Mainline operating expenses exclude US Airways, Inc. capacity purchases of $327 million and $313 million for the three months ended March 31, 2005 and 2004, respectively, and MidAtlantic Airways operating expenses of $41 million for the three months ended March 31, 2005.

(8)	Includes fuel taxes and transportation charges and excludes service fees.

2004 Compared With 2003
      Operating Revenues — Operating revenues increased $271 million, or 4.0%. Passenger transportation revenues increased $212 million or 3.5%. RPMs were up 8.7%, which increased revenues by $536 million, partially offset by a 4.9% decrease in yield, which decreased revenues by $324 million. Passenger transportation revenues were negatively impacted by the debtors’ bankruptcy proceedings. Passenger transportation revenue in 2003 included a favorable $34 million adjustment to the traffic balances payable account for unused and now expired tickets. Cargo and freight revenue was flat. Other operating revenue increased as a result of increased third party fuel sales due to higher fuel prices and revenue associated with certain marketing arrangements.
      Operating Expenses — Operating expenses increased by $398 million, or 5.6%. Operating expenses excluding Government compensation and Special items increased 3.0% on a capacity increase, as measured by ASMs, of 5.8%. Personnel costs decreased 8.4% due to lower employee pension, medical and dental, and postretirement medical benefit expense, an $89 million decrease in stock-based compensation expense related to the issuance of US Airways Group Class A common stock to employees covered by collective bargaining agreements following emergence from the prior bankruptcy in 2003, reduced headcount in 2004 and lower wage rates in the fourth quarter of 2004 as the result of interim or permanent relief from labor contracts. These decreases were partially offset by an increase in expense associated with long-term disability. Aviation fuel increased 32.4% primarily due to higher average fuel prices and, to a lesser extent, schedule-driven increases in consumption. US Airways Express capacity purchases increased 24.2% reflecting an increase in purchased ASMs from third-party regional jet operators and other airline subsidiaries of Group. Aircraft rent increased 4.2% as a result of new leases due to the conversion of mortgaged aircraft to leased aircraft and the addition of new regional jet leases. Other rent and landing fees decreased slightly as a result of decreases in landing fees partially offsetting increased airport rental expenses. Selling expenses decreased 3.2% due to a decrease in commissions partially offset by increases to advertising expense and sales volume driven increases in credit card fees. Depreciation and amortization increased 2.5% due to depreciation associated with new regional jets and the write-off of certain ground equipment and an indefinite lived foreign slot, partially offset by lower book values on the existing fleet as a result of fresh-start reporting effective March 31, 2003 and by reduced amortization associated with capitalized software. Other operating expenses increased 4.6% due to increases in the cost associated with the redemption of Dividend Miles for travel on partner airlines and future travel on US Airways, Inc. as well as increases to costs associated with passenger and baggage screening and navigation fees, partially offset by decreases in insurance expenses and schedule-related expenses including passenger food expenses. 2003 included $28 million in reductions to an accrual upon the resolution of previously outstanding contingencies. Refer to “Description of Unusual Items” below for information on Special items and Government compensation.
      Other Income (Expense) — Other Income (Expense), net decreased $2 billion primarily as a result of the reorganization items directly associated with the emergence from the prior bankruptcy. See “Description of Unusual Items” below for additional information on the components of Reorganization items, net in 2004 and 2003. Interest income decreased as the result of the reclassification of interest income on cash, cash equivalents and short term investments to Reorganization items, net subsequent to the Chapter 11 filing on September 12, 2004. Interest expense was flat as a result of the conversion of mortgaged aircraft to leased aircraft and the abandonment of certain aircraft, offset by interest related to the ATSB loan and penalty interest incurred as a result of the current Chapter 11 proceedings. Other, net income in 2004 includes $13 million related to a business interruption insurance recovery and a $2 million gain on the sale of four aircraft, while the 2003 results reflect a $30 million gain recognized in connection with US Airways Group’s sale of its investment in Hotwire, Inc.
      Provision (Credit) for Income Taxes — US Airways Group recorded an income tax benefit of $10 million for the year ended December 31, 2004, as compared to $11 million of income tax expense in 2003. The benefit recognized in 2004 related to revisions to prior estimates upon completion of US Airways Group’s consolidated 2003 tax return. US Airways Group continues to record a full valuation allowance against its net deferred tax assets due to the uncertainty regarding their ultimate realization.

      Selected Operating and Financial Statistics — System capacity, as measured by ASMs, increased 5.8% and passenger volume, as measured by RPMs, increased 8.7% in 2004. These increases resulted in a 73.5% system passenger load factor, representing a 2.0 percentage point increase over 2003. However, system yield declined by 4.9% reflecting the continued downward pressure on fares. Weather conditions related primarily to hurricanes adversely impacted US Airways Group’s operating and financial performance in 2004 and 2003. US Airways, Inc.’s full-time equivalent employees at December 31, 2004 declined 8.1% reflecting the headcount reduction measures put in place in connection with US Airways Group’s transformation plan.
2003 Compared With 2002
      Operating Revenues — Operating revenues decreased $131 million, or 1.9%. Passenger transportation revenue decreased $149 million or 2.4%. RPMs declined 4.4%, which decreased revenues by $277 million, partially offset by a 2.1% improvement in yield, which increased revenues by $127 million. Passenger transportation revenue for 2003 included a favorable $34 million adjustment to the traffic balances payable account for unused and now expired tickets. Other operating revenue increased 4.9% due to increased third party fuel sales and mileage credit sales partially offset by lower ticket change and cancellation fees.
      Operating Expenses — Operating expenses declined by $1.20 billion, or 14.4%. Operating expenses excluding Government compensation and Special items were lower by 8.7% on a capacity decrease, as measured by ASMs, of 6.9%. Personnel costs decreased 18.2% due to lower headcount levels, wage rates and employee pension and benefit expenses partially offset by $125 million of stock-based compensation expenses resulting from the issuance of Class A common stock to employees covered by collective bargaining agreements following emergence from the prior bankruptcy. Aviation fuel increased 6.1% due to higher average fuel prices partially offset by schedule-driven decreases in consumption. US Airways Express capacity purchases increased 33.8% reflecting a 32% increase in purchased ASMs from third-party regional jet operators. Aircraft rent decreased 17.9% due to favorably restructured leases and lease rejections made in connection with the prior bankruptcy, which was partially offset by new leases as a result of the conversion of mortgaged aircraft to leased aircraft. Other rent and landing fees were flat as a result of schedule-driven decreases in landing fees offsetting increased airport rental expenses associated with the new terminal in Philadelphia. Selling expenses decreased 7.9% due to sales volume driven decreases in credit card fees and sales- and rate-driven decreases in computer reservation system fees. Travel agent commission rates decreased due to the elimination of the base domestic commissions in March 2002 and increases in internet bookings which are less costly to US Airways Group. Depreciation and amortization decreased 21.7% due to fewer owned aircraft in the operating fleet and lower book values on the existing fleet as a result of fresh-start reporting. Other operating expenses decreased 8.4% due to decreases in insurance expenses and schedule-related expenses including passenger food expenses and crew travel expenses and a $17 million and $12 million reduction to an accrual upon the resolution of previously outstanding contingencies partially offset by increases in expenses associated with third-party fuel sales. Refer to “Description of Unusual Items” below for information on Special items and Government compensation.
      Other Income (Expense) — Other Income (Expense), net increased $2.3 billion from an expense of $598 million in 2002 to income of $1.7 billion in 2003. Interest income decreased due to lower return rates partially offset by higher average investment balances. Interest expense decreased as a result of the conversion of mortgaged aircraft to leased aircraft and the abandonment of certain aircraft partially offset by interest related to the ATSB loan. Other, net income increased as a result of a $30 million gain recognized in connection with US Airways Group’s sale of its investment in Hotwire, Inc. and mark-to-market adjustments on certain stock options held by US Airways Group. Refer to “Description of Unusual Items” below for information on Reorganization items, net.
      Provision (Credit) for Income Taxes — US Airways Group’s federal and state income tax expense was $11 million in 2003 representing an effective tax rate of 0.7%. This differed from statutory rates primarily due to utilization of net operating loss carryforwards. During 2001, US Airways Group recognized a valuation allowance against its net deferred tax asset. US Airways Group continues to record a full valuation allowance against its net deferred tax assets due to the uncertainty regarding their ultimate realization. As a result of the

March 2002 enactment of the Job Creation and Worker Assistance Act of 2002, also referred to as the Job Act, US Airways Group recognized an income tax credit equal to US Airways Group’s carryback potential. The Job Act provides, among other things, an extension of the net operating loss carryback period to five years from two years for net operating losses arising from tax years that end in 2001 or 2002 and the elimination of the 90% limitation for alternative minimum tax purposes on those loss carrybacks. The tax credit recorded in 2002 includes $74 million related to 2001 losses realizable due to the enactment of the Job Act and recorded in the period of enactment. US Airways Group continued to record a valuation allowance against its net deferred tax asset which resulted in a 2002 effective tax rate of 13%.
      Cumulative Effect of Accounting Change — Effective January 1, 2002, PSA Airlines, a wholly owned subsidiary of US Airways Group, changed its method of accounting for engine maintenance from accruing on the basis of hours flown to expensing as incurred. In connection with the change, PSA Airlines recognized a $17 million credit representing the cumulative effect of the accounting change.
      Selected Operating and Financial Statistics — System capacity, as measured by ASMs, decreased 6.9% and passenger volume, as measured by RPMs, decreased 4.4% in 2003. These decreases resulted in a 71.5% system passenger load factor, representing a 1.9 percentage point increase over 2002. System yield improved 2.1% reflecting a modest improvement in economic conditions. Both RPMs and ASMs were significantly affected by the schedule reductions initiated following the prior bankruptcy filing. In addition, hurricanes Isabel, Fabian and Henri adversely impacted US Airways Group’s operating and financial performance in 2003. US Airways, Inc. full-time equivalent employees at December 31, 2003 declined 12.4% reflecting the headcount reduction measures put in place in connection with US Airways Group’s 2002 restructuring.
Description of Unusual Items
      Special Items — Special items included within operating expenses on US Airways Group’s consolidated statements of operations include the following components (dollars in millions):

	Successor Company		Predecessor Company
	Nine Months Ended		Year Ended
	December 31, 2003		December 31, 2002

Aircraft order cancellation penalty	$35	(a)	$—
Aircraft impairments and related charges	—		392	(b)
Pension and postretirement benefit curtailments	—		(90	) (c)
Employee severance including benefits	(1	) (d)	(3	) (d)
Other	—		21	(e)

	$34		$320

(a)	During the quarter ended June 30, 2003, US Airways Group recorded a $35 million charge in connection with its intention not to take delivery of certain aircraft scheduled for future delivery.

(b)	During the fourth quarter of 2002, US Airways, Inc. conducted an impairment analysis in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on its B737-300, B737-400, B757-200 and B767-200 aircraft fleets as a result of changes to the aircraft’s recoverability periods (the planned conversion of owned aircraft to leased aircraft) as well as indications of possible material changes to the market values of these aircraft. The analysis revealed that estimated undiscounted future cash flows generated by these aircraft were less than their carrying values for four B737-300s, 15 B737-400s, 21 B757-200s and three B767-200s. In accordance with SFAS 144, the carrying values were reduced to fair market value. This analysis resulted in a pretax charge of $392 million. Management estimated fair market value using third-party appraisals and recent leasing transactions.

(c)	During the fourth quarter of 2002, US Airways, Inc. recorded a curtailment credit of $120 million related to certain postretirement benefit plans and a $30 million curtailment charge related to certain defined benefit pension plans.

(d)	In September 2001, US Airways, Inc. announced that in connection with its reduced flight schedule it would terminate or furlough approximately 11,000 employees across all employee groups. Approximately 10,200 of the affected employees were terminated or furloughed on or prior to January 1, 2002. Substantially all the remaining affected employees were terminated or furloughed by May 2002. US Airways, Inc.’s headcount reduction was largely accomplished through involuntary terminations/furloughs. In connection with this headcount reduction, US Airways, Inc. offered a voluntary leave program to certain employee groups. Voluntary leave program participants generally received extended benefits, such as medical, dental and life insurance benefits, but did not receive any furlough pay benefit. In accordance with Emerging Issues Task Force Issue No. 94-3, US Airways, Inc. recorded a pretax charge of $75 million representing the involuntary severance pay and the benefits for affected employees during the third quarter of 2001. In the fourth quarter of 2001, US Airways, Inc. recognized a $10 million charge representing the estimated costs of extended benefits for those employees who elected to take voluntary leave and a $2 million reduction in accruals related to the involuntary severance as a result of employees electing to accept voluntary furlough. During the quarters ended June 30, 2003 and 2002, US Airways Group recognized $1 million and $3 million, respectively, in reductions to severance pay and benefit accruals related to the involuntary termination or furlough of certain employees.

(e)	During the fourth quarter of 2002, US Airways, Inc. recognized an impairment charge of $21 million related to capitalized gates at certain airports in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The carrying values of the affected gates were reduced to fair value based on a third party appraisal.

     Reorganization Items, Net — Reorganization items, net represent amounts incurred as a direct result of US Airways Group’s Chapter 11 filings and are presented separately in US Airways Group’s consolidated statements of operations. These items consist of the following (dollars in millions):

	Successor Company	Predecessor Company

	Year Ended	Three Months Ended	Year Ended
	December 31, 2004	March 31, 2003	December 31, 2002

Discharge of liabilities (a)	$—	$3,938	$—
Restructured aircraft financings (b)	—	967	—
Termination of pension plans (c)	—	387	—
Interest income on accumulated cash	4	2	2
Damage and deficiency claims (d)	(2)	(2,167)	—
Revaluation of assets and liabilities (a)	—	(1,107)	—
Professional fees	(30)	(51)	(61)
Aircraft order cancellation penalties	(7)	—	—
Loss on aircraft abandonment (e)	—	(9)	(68)
Severance including benefits (f)	—	—	(89)
Write-off of ESOP deferred compensation	—	—	(50)
Other	—	(43)	(28)

	$(35)	$1,917	$(294)

(a)	Reflects the discharge or reclassification of liabilities subject to compromise in the prior bankruptcy. Most of these obligations were only entitled to receive such distributions of cash and common stock as provided under the 2003 plan of reorganization. A portion of the liabilities subject to compromise in the prior bankruptcy were restructured and continued, as restructured, to be liabilities of US Airways Group.

(b)	As of March 31, 2003, US Airways Group restructured aircraft debt and lease agreements related to 200 aircraft in connection with the prior bankruptcy, including the conversion of 52 mortgages to operating leases. The restructured terms generally provide for shorter lease periods and lower lease rates.

(c)	Effective March 31, 2003, US Airways, Inc. terminated its qualified and nonqualified pilot defined benefit pension plans. The PBGC was appointed trustee of the qualified plan effective with the termination. US Airways Group recognized a gain in connection with the termination which is partially offset by the PBGC claim.

(d)	Damage and deficiency claims largely arose as a result of US Airways Group electing to either restructure, abandon or reject aircraft debt and leases during the bankruptcy proceedings.

(e)	Includes aircraft (seven A319s for 2003 and 34 F-100s, two B757-200s and one B737-400 for 2002) that were legally abandoned as part of the prior bankruptcy. Related aircraft liabilities were adjusted for each aircraft’s expected allowed collateral value.

(f)	As a result of schedule reductions made in connection with the prior bankruptcy, US Airways, Inc. terminated or furloughed approximately 6,600 employees across all employee groups. Substantially all affected employees were terminated or furloughed prior to March 31, 2003. US Airways, Inc.’s headcount reduction was largely accomplished through involuntary terminations/furloughs. In connection with this headcount reduction, US Airways, Inc. offered a voluntary leave program to certain employee groups. Voluntary leave program participants generally received extended benefits, such as medical, dental and life insurance benefits, but did not receive any furlough pay benefit.
     Government Compensation — In April 2003, President George W. Bush signed into law the Emergency Wartime Supplemental Appropriations Act, which included $2.4 billion for reimbursement to the airlines for certain aviation-related security expenses. Certain airlines that received the aviation-related assistance were required to agree to limit the total cash compensation for specified executive officers during the 12-month period beginning April 1, 2003 to an amount equal to the annual salary paid to that officer during the air carrier’s fiscal year 2002. Any violation of this agreement would require the carrier to repay to the government the amount reimbursed for airline security fees. US Airways Group complied with this limitation on executive compensation. US Airways Group’s security fee reimbursement was $214 million, net of amounts due to certain affiliates, and was recorded as a reduction to operating expenses during the second quarter of 2003. In September 2003, US Airways Group received approximately $6 million of compensation associated with flight deck door expenditures which was recorded as an offset to capital costs.
Selected Operating and Financial Statistics (1)

	2004		2003		2002

Revenue passengers miles (millions):*
System	45,087		41,464		43,374
Mainline	39,964		37,741		40,038
Available seat miles (millions):*
System	61,353		58,017		62,329
Mainline	53,220		51,494		56,360
Passenger load factor (2):*
System	73.5%		71.5%		69.6%
Mainline	75.1%		73.3%		71.0%
Yield(3):*
System	14.07	¢	14.79	¢	14.48	¢
Mainline(4)	12.43	¢	13.05	¢	13.05	¢
Passenger revenue per available seat mile(5):*
System	10.34	¢	10.57	¢	10.08	¢
Mainline(4)	9.33	¢	9.56	¢	9.27	¢
Revenue passengers (thousands):*
System	55,954		52,797		58,389
Mainline	41,510		41,251		47,155
Mainline revenue per available seat mile (6)	10.69	¢	10.75	¢	10.38	¢
Mainline cost per available seat mile (Mainline CASM) (7)(8)	11.34	¢	11.36	¢	12.67	¢
Mainline average stage length (miles)*	782		761		685
Mainline cost of aviation fuel per gallon (9)	112.08	¢	88.29	¢	74.36	¢
Mainline cost of aviation fuel per gallon (excluding fuel taxes)	106.35	¢	83.02	¢	68.90	¢
Mainline gallons of aviation fuel consumed (millions)	884		873		972
Mainline number of aircraft in operating fleet at period-end	281		282		280
Mainline full-time equivalent employees at period end	24,628		26,797		30,585

*	Denotes scheduled service only (excludes charter service).

(1)	Operating statistics include free frequent flyer travelers and the related miles they flew. System statistics encompass all wholly owned airline subsidiaries of US Airways Group, including US Airways, Inc., Allegheny Airlines (through June 2004), Piedmont Airlines, PSA Airlines, as well as operating and financial results from capacity purchase agreements with Mesa Airlines, Chautauqua Airlines, Trans States Airlines and Midway Airlines (through October 2003). Where noted, revenues and expenses associated with US Airways, Inc.’s capacity purchase arrangements with certain affiliated airlines and US Airways, Inc.’s regional jet division, MidAtlantic Airways, have been excluded from US Airways, Inc.’s financial results for purposes of mainline financial statistical calculation and to provide better comparability between periods (see details below).

(2)	Percentage of aircraft seating capacity that is actually utilized (RPMs/ ASMs).

(3)	Passenger transportation revenue divided by RPMs.

(4)	Mainline passenger revenue excludes US Airways Express and MidAtlantic Airways passenger revenue of $1,379 million, $1,208 million, and $1,058 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(5)	Passenger transportation revenue divided by ASMs (a measure of unit revenue).

(6)	Mainline operating revenues divided by ASMs (a measure of unit revenue). Mainline operating revenues exclude US Airways Express and MidAtlantic Airways operating revenues of $1,385 million, $1,214 million and $1,063 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(7)	Total Operating Expenses divided by ASMs (a measure of unit cost).

(8)	Mainline operating expenses exclude US Airways, Inc. capacity purchases of $1,304 million, $1,145 million, and $1,094 million for the years ended December 31, 2004, 2003 and 2002, respectively, and MidAtlantic Airways operating expenses of $79 million for the year ended December 31, 2004. Operating expenses for each period include unusual items as follows:

•	For the year ended December 31, 2003, operating expenses include an aircraft order penalty of $35 million (0.07¢) and government compensation of $212 million (0.41¢).

•	For the year ended December 31, 2002, operating expenses include aircraft impairment and related charges of $392 million (0.70¢), a benefit on the pension and postretirement curtailment of $90 million (0.16¢), an impairment charge related to capitalized gates at certain airports of $21 million (0.04¢) and a reduction to the involuntary severance accrual of $3 million (0.01¢).

(9)	Includes fuel taxes and transportation charges and excludes service fees.
Liquidity and Capital Resources
      As of March 31, 2005, US Airways Group’s cash and cash equivalents totaled $513 million compared to $738 million as of December 31, 2004. The decline in cash during the first quarter was a result of continued net losses during seasonally weak winter months and aircraft debt and lease payments of $317 million on aircraft essential to the transformation plan. The airline industry continues to be adversely affected by the historically high aircraft fuel prices and the continued downward pressure on domestic revenue. As of December 31, 2004, US Airways Group’s cash, cash equivalents and short-term investments of $738 million compared to $1.29 billion as of December 31, 2003. US Airways Group requires substantial liquidity in order to meet scheduled debt and lease payments and to finance day-to-day operations. As a result of the recurring losses, decline in available cash, and risk of defaults or cross defaults under certain key financing and operating agreements, US Airways Group filed a voluntary petition for reorganization under Chapter 11 of the bankruptcy code on September 12, 2004. All of US Airways Group’s unrestricted cash constitutes cash collateral under the ATSB loan. US Airways Group has been operating with the use of the ATSB cash collateral since its Chapter 11 filing on September 12, 2004. Failure to have continued use of the ATSB cash collateral could necessitate asset sales and layoffs, and result in an inability to continue operating.

ATSB Loan and Cash Collateral Agreement
      As part of its reorganization under the prior bankruptcy, US Airways, Inc. received a $900 million loan guarantee under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with a $1 billion term loan financing that was funded on March 31, 2003. US Airways Group required this loan and related guarantee in order to provide the additional liquidity necessary to carry out its 2003 plan of reorganization. US Airways, Inc. is the primary obligor under the ATSB loan, which is guaranteed by US Airways Group and each of its other domestic subsidiaries. The ATSB loan is secured by substantially all of the present and future assets of the debtors not otherwise encumbered (including certain cash and investment accounts, previously unencumbered aircraft, aircraft engines, spare parts, flight simulators, real property, takeoff and landing slots, ground equipment and accounts receivable), other than certain specified assets, including assets which are subject to other financing agreements.
      In connection with the September 12, 2004 Chapter 11 filing, the ATSB and the lenders under the ATSB loan agreed to authorize US Airways Group to continue to use cash collateral securing the ATSB loan on an interim basis. US Airways Group has access to the cash collateralizing the ATSB loan as working capital, subject to certain on-going conditions and limitations. As a result, US Airways Group has been able to use this cash instead of obtaining debtor in possession financing. This interim agreement was approved by the bankruptcy court on September 13, 2004 as part of the first day motions, and was scheduled to expire on October 15, 2004. The bankruptcy court approved two subsequent agreements extending US Airways Group’s ability to use the cash collateral, including an agreement approved on January 13, 2005 extending US Airways Group’s use of cash collateral through June 30, 2005, subject to certain conditions and limitations. Under the current agreement, which is referred to in this proxy statement/prospectus as the ATSB cash collateral agreement, US Airways Group may continue to access this cash collateral to support daily operations so long as it maintains an agreed upon minimum amount of cash on hand each week. The amount declines from approximately $500 million at the end of January to $341 million on June 30, 2005. US Airways Group reached agreement with the ATSB concerning an interim extension to the ATSB cash collateral agreement while US Airways Group and America West Holdings work to finalize the post-merger terms of both loans. The interim agreement will expire on July 29, 2005 and will require US Airways Group, among other conditions, to maintain a weekly minimum unrestricted cash balance of $325 million. US Airways Group must also maintain and achieve certain cumulative earnings levels during the period, as defined in the agreement. Further, US Airways Group must comply with restrictions on its ability to make capital expenditures. In light of rising fuel prices and continued downward pressure on fares across the industry, there can be no assurance that US Airways Group can comply with the ATSB cash collateral agreement.
      The ATSB loan also contains covenants that limit, among other things, US Airways Group’s ability to pay dividends, make additional corporate investments and acquisitions, enter into mergers and consolidations and modify certain concessions obtained as part of the prior bankruptcy. The ATSB loan contains certain mandatory prepayment events including, among other things, (i) the occurrence of certain asset sales and the issuance of certain debt or equity securities and (ii) the decrease in value of the collateral pledged in respect of the ATSB loan below specified coverage levels. During the three months ended March 31, 2005, US Airways Group made approximately $6 million in prepayments on the ATSB loan with proceeds received from asset sales.
      The ATSB loan bears interest as follows:

•	90% of the ATSB loan (Tranche A) was funded through a participating lender’s commercial paper conduit program and bears interest at a rate equal to the conduit provider’s weighted average cost related to the issuance of certain commercial paper notes and other short-term borrowings plus 0.30%, and

•	10% of the ATSB loan (Tranche B) bears interest at LIBOR plus 4.0%.
      In addition, US Airways, Inc. is charged an annual guarantee fee in respect of the ATSB guarantee currently equal to 4.1% of the guaranteed amount (initially $900 million), with the guarantee fee increasing by ten basis points annually. Due to US Airways Group’s September 2004 bankruptcy filing and subsequent loss of certain regional jet financing, the guarantee fee increased by 2% per annum and the interest rate on Tranche A and Tranche B each increased by an additional 2% and 4% per annum, respectively, for an effective increase in the interest rate on the loan balance of four percentage points.
      As of March 31, 2005, $712 million was outstanding under the ATSB loan. The ATSB loan is reflected as a current liability on US Airways Group’s accompanying balance sheet at March 31, 2005 at a book value of $697 million, which is net of $15 million of unamortized discount, and is not subject to compromise. As of March 31, 2005, US Airways Group’s $513 million in unrestricted cash and cash equivalents was available to support daily operations, subject to certain conditions and limitations under the ATSB cash collateral agreement.

2004 Amendments to the ATSB Loan
      In March 2004, US Airways, Inc. and the ATSB amended the financial covenants of the ATSB loan to provide covenant relief for the measurement periods beginning June 30, 2004 through December 31, 2005. The ratios used in the financial covenants were adjusted and reset to align with US Airways Group’s forecast for 2004 and 2005 as of the date of the amendment, which assumed a return to profitability by 2005. In exchange for this covenant relief and other changes described below, US Airways, Inc. made a voluntary prepayment of $250 million on March 12, 2004, which reduced, pro rata, all future scheduled principal payments of the ATSB loan, rather than shortening the remaining life of the loan.

      In consideration for the lenders agreeing to amend the provision in the loan agreement related to the going concern paragraph in the independent auditor’s report for US Airways Group’s audited financial statements for the year ended December 31, 2003, US Airways, Inc. agreed to revised financial covenants.
      Effective May 21, 2004, US Airways, Inc. and the ATSB again amended the ATSB loan to permit use of its regional jets financed by General Electric, or GE, as cross collateral for other obligations of US Airways, Inc. to GE. In consideration for this amendment, US Airways, Inc. agreed to revised covenants relating to minimum required unrestricted cash balances. US Airways, Inc. made a prepayment of $5 million in connection with this amendment.
      The ATSB loan contains financial covenants that must be satisfied by US Airways, Inc. at the end of each fiscal quarter. US Airways, Inc. was uncertain as to its ability to satisfy these covenants as of June 30, 2004. Effective June 30, 2004, US Airways, Inc. and the ATSB amended the ATSB loan to remove the uncertainty relating to US Airways Group’s ability to satisfy its financial covenant tests for the second quarter of 2004. In consideration for this amendment, US Airways Group agreed to change the loan amortization schedule, by increasing each of the first six principal repayment installments commencing on October 1, 2006 by approximately $16 million, and reducing the last principal repayment installment on October 1, 2009 by $94 million.
      All of the foregoing rights and obligations of the parties relating to the ATSB loan are subject to the terms of the cash collateral orders entered by the bankruptcy court and the terms of the bankruptcy code.

Eastshore and Wexford Agreements
      On February 18, 2005, US Airways Group announced that it reached an agreement with Eastshore Aviation, LLC, an investment entity owned by Air Wisconsin Airlines Corporation and its shareholders, on a $125 million financing commitment to provide equity funding for a plan of reorganization. The $125 million facility is in the form of a debtor in possession term loan. After receiving approval from the bankruptcy court, $75 million was drawn under the facility on March 1, 2005 and $25 million was drawn on April 4, 2005. The final $25 million will be available on or before September 30, 2005. This loan is second only to the ATSB loan with regard to US Airways Group’s assets that are pledged as collateral. The interest on the facility is LIBOR plus 6.5% as determined as of the draw date of each increment. Interest is payable quarterly in arrears. As part of this agreement, US Airways, Inc. and Air Wisconsin also entered into a regional jet services agreement under which Air Wisconsin may, but is not required to, provide regional jet service under a US Airways Express code share arrangement. On April 8, 2005, Air Wisconsin notified US Airways Group of its intention to deploy 70 regional jets, the maximum number provided for in the agreement, into the US Airways Express network. US Airways Group and Eastshore entered into an amendment to the facility that provides for the conversion of the outstanding loan amounts upon completion of the merger pursuant to their investment agreement, as described in the section entitled “The New Equity Investments.”
      On March 14, 2005, US Airways Group announced that it reached an agreement with Republic Airways Holdings, Inc. and its majority shareholder, Wexford Capital LLC, on an equity and financing package that includes a $125 million equity investment upon emergence from Chapter 11 and options for obtaining $110 million of other liquidity enhancements prior to emergence. US Airways Group has elected not to require an equity investment under the agreement, but has exercised its option for obtaining the $110 million of additional liquidity. The implementation of transactions under the agreement was approved by the bankruptcy court on March 31, 2005.
      US Airways, Inc. may obtain the $110 million of additional liquidity through the sale of certain assets, including ten currently owned EMB-170 regional aircraft operated by the MidAtlantic Airways division of US Airways, Inc., three EMB-170 regional jet aircraft currently scheduled for delivery, other regional jet related assets such as a flight simulator and other items and certain commuter slots at Ronald Reagan Washington National Airport and LaGuardia Airport. US Airways, Inc. also has the option to assign the leases for an additional 15 EMB-170 regional jet aircraft currently operated by its MidAtlantic Airways division. Upon the sale and assignment of the leases for the aircraft, Republic Airways Holdings would enter into a regional jet services agreement with US Airways Group that would continue the operation of the aircraft as US Airways Express. Republic Airways Holdings would lease back the slots to US Airways, Inc. and US Airways, Inc. would have the right to repurchase the slots at a predetermined price. In the event that US Airways Group does not exercise the slot sale/leaseback option, Republic Airways Holdings has the option to purchase and assume the debt and leases for all of US Airways Group’s Embraer regional jets and fly them as US Airways Express. On June 23, 2005, US Airways, Inc. exercised its option under its agreement with Republic Airways Holdings, Inc. and Wexford Capital LLC to sell the assets of MidAtlantic Airways, including the regional jets, a flight simulator and certain commuter slots at Ronald Reagan Washington National Airport and LaGuardia Airport. If the sale is completed, Republic Airways Holdings will operate the aircraft as a US Airways Express carrier under a capacity purchase agreement and will lease the slots back to US Airways, Inc.

General Electric
      General Electric and its affiliates, referred to collectively as GE, is US Airways Group’s largest aircraft creditor, having financed or leased a substantial portion of US Airways Group’s aircraft prior to the current Chapter 11 filing. In addition, in November 2001, US Airways, Inc. obtained a $404 million credit facility from GE, which was secured by collateral including 11 A320-family aircraft and 28 spare engines. Borrowings under the 2001 GE credit facility bear interest at the rate of LIBOR plus 3.5%, and the term of the facility is 2012.
      In addition to the 2001 GE credit facility, GE has provided financing or guarantees with respect to over 140 of US Airways Group’s current operating aircraft, and also maintains the engines on US Airways Group’s B737-family aircraft, A320-family aircraft, B767 aircraft, EMB-170 aircraft and CRJ-200 aircraft. In connection with the prior bankruptcy, US Airways Group reached a settlement with GE that resolved substantially all aircraft, aircraft engine and loan-related issues, and provided US Airways Group with additional financing from GE in the form of a liquidity facility of up to $360 million that bears interest at a rate of LIBOR plus 4.25%. Most obligations of US Airways Group to GE are cross-defaulted to the 2001 GE credit facility, the 2003 GE liquidity facility, the GE regional jet leases and the GE regional jet mortgage financings.
      In November 2004, US Airways Group reached a comprehensive agreement with GE and its affiliates as described in a Master Memorandum of Understanding, which we refer to as the GE Master MOU, that was approved by the bankruptcy court on December 17, 2004. The GE Master MOU, together with the transactions contemplated by the term sheets attached to the GE Master MOU, provided US Airways Group with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services and operating leases for new regional jets, while preserving the vast majority of US Airways, Inc.’s mainline fleet owned or otherwise financed by GE. The key terms of the GE Master MOU included:

•	agreements providing for continued use by US Airways Group of certain Airbus, Boeing and regional jet aircraft, and the return to GECC of certain other leased Airbus and Boeing aircraft;

•	a bridge facility of up to approximately $56 million for use by the debtors during the pendency of the Chapter 11 proceedings;

•	GE’s purchase and immediate leaseback to US Airways, Inc. of: (a) 11 Airbus aircraft, 28 spare engines and the engine stands securing the 2001 GE credit facility, the 2003 GE liquidity facility and certain other GE obligations, and (b) ten regional jet aircraft currently debt financed by GECC;

•	a restructuring of the balance of the 2001 GE credit facility to provide additional liquidity, subject to the pledge of junior liens on four CRJ aircraft and a first lien on one spare engine to secure the restructured 2001 GE credit facility;

•	subject to US Airways Group’s satisfaction of certain financial tests and other conditions, financing for up to 31 additional regional jet aircraft;

•	the modification and assumption of certain of US Airways, Inc.’s engine maintenance agreements with GE Engine Services; and

•	upon emergence from bankruptcy, the issuance of convertible notes of the reorganized US Airways, Inc. to GECC in the aggregate principal amount of $125 million.
      In connection with the merger, US Airways Group and America West Holdings have renegotiated certain of their respective existing agreements, and entered into new agreements, with GE. These agreements are set forth in a comprehensive agreement with GE and certain of its affiliates in a Master Merger Memorandum of Understanding, referred to as the GE Merger MOU, that was approved by the bankruptcy court on June 23, 2005. In part, the GE Merger MOU modified and supplemented the agreements reached between US Airways Group and GE in the GE Master MOU. As a result of the GE Master MOU, as modified, amended and supplemented by the GE Merger MOU, US Airways Group and GE have reached the agreements discussed below.
      Bridge Facility. The bridge facility entered into between US Airways Group and GE pursuant to the GE Master MOU on December 20, 2004 will continue in effect during the pendancy of the Chapter 11 cases. The bridge facility provides for a loan in the amount of up to approximately $56 million, which has been drawn down by US Airways Group and applied on account of aircraft financing obligations to GE. The bridge facility bears interest at the rate of LIBOR plus 4.25%, matures on the date US Airways Group emerges from the Chapter 11 cases, and is payable in cash or, upon maturity, by issuance of a portion of the $125 million of convertible notes, as described below. The bridge facility is cross-collateralized and cross-defaulted with all other GE obligations owed by any of the debtors to GE, and is entitled to administrative expense claim status in the Chapter 11 cases, with priority over all other administrative claims other than for aircraft financing, which are pari passu, and subordinate only to (i) the super-priority administrative expense claim of the lenders under the ATSB loan, (ii) post-petition wages and benefits and (iii) any new money debtor in possession financing.
      Sale-Leaseback Transaction. Pursuant to the GE Master MOU, as amended and supplemented by the GE Merger MOU, US Airways will sell all of the collateral securing the 2001 GE credit facility, the 2003 GE liquidity facility and certain of the GE Engine Services maintenance agreements, consisting of 11 Airbus aircraft and 28 spare engines, together with ten CRJ aircraft, to affiliates of GE for approximately $633 million, with US Airways, Inc. immediately leasing back the aircraft and engines under agreed upon operating leases at market rates. The lease terms will commence upon the closing of the sale of each aircraft and spare engine, and will expire:

•	with respect to the Airbus aircraft, on either October 31, 2005, or if the debtors emerge from the Chapter 11 cases prior to that date, on agreed upon dates, with six of the Airbus leases to expire by the end of 2005, without regard to the merger, and the balance expiring during 2017;

•	with respect to the CRJ aircraft, on the earlier of the debtors’ emergence from the Chapter 11 cases and October 31, 2005, provided that US Airways, Inc. has agreed to convert the leases for the CRJ aircraft into permanent long term leases on or before July 29, 2005, with only rent payable through October 31, 2005 (or a later date as the parties may agree) and return condition obligations being afforded administrative expense status in the Chapter 11 cases; and

•	as to the spare engines, on either of October 31, 2005, or, if the debtors emerge from the Chapter 11 cases prior to that date, then, with respect to 14 CFM56-5B6 engines on agreed upon dates in 2015 (subject to the debtors’ right to select one engine for early delivery in November 2005, and further subject to the debtors’ right to swap the expiry date for each CFM56-5B6 lease with the expiry date for any other CFM56-5B6 lease), and with respect to the 14 CFM56-3B2 engines on agreed upon dates in 2010. The expiration of the lease terms with respect to the 14 CFM56-3B2 engines is subject to the debtors’ right to terminate the lease for one CFM56-3B2 engine upon the scheduled lease expiration date for a related Boeing 737-300 aircraft, on the basis of one spare engine for every fifth Boeing 737-300 lease terminated, up to a maximum of five CFM56-3B2 engine leases, and subject further to the debtors’ right to terminate any CFM56-3B2 lease upon not less than 60 days notice, provided that the debtors pay GE an amount equal to the balance of the basic rent due under such lease, with a credit for any maintenance adjustment credit payable to the debtors on account of the redelivery of the applicable engine.

      The sale proceeds realized from the sale-leaseback transaction will be applied to repay the 2003 GE liquidity facility, the mortgage financing associated with the CRJ aircraft and a portion of the 2001 GE credit facility. The operating leases will be cross-defaulted with all other GE obligations, other than excepted obligations, and will be subject to return conditions as agreed to by the parties.
      2001 GE Credit Facility. Following the application of the proceeds realized from the sale-leaseback transaction, the remaining balance due on the 2001 GE credit facility will be restructured into an amended and restated 2001 GE credit agreement, pursuant to which US Airways Group will be entitled to borrow additional amounts, which will result in a total principal outstanding balance thereunder of approximately $28 million. The additional borrowing will bear interest at LIBOR plus 4.25%, and will be repayable over eight quarters commencing September 2005, provided that if the merger occurs, amortization will commence in September 2006 with a final maturity in 2010. The amended and restated GE credit agreement will be secured by a third lien on three CRJ-700 aircraft and a second lien on one CRJ-700 aircraft (in each case, subject to senior lien positions and subject to the consent of the senior lien holders pursuant to inter-creditor agreements reasonably acceptable to GE), and a first lien on one CF34 spare engine owned by US Airways, Inc., with the aggregate of any senior liens on the collateral not to exceed $62 million. GE will release its liens on the four CRJ aircraft in connection with the sale of all of the aircraft for a repayment on the loan of an agreed upon amount. Although US Airways Group’s entry into the amended and restated GE 2001 credit agreement will not constitute an assumption of the amended and restated GE 2001 credit agreement, US Airways Group is required to reinstate the amended and restated GE 2001 credit agreement and related guaranty in connection with the debtors’ emergence from the Chapter 11 cases.
      Regional Jet Financing. Pursuant to the GE Master MOU, GE agreed to provide lease financing for up to 31 regional jet aircraft, to consist of 70- to 100-seat regional jet aircraft in a mix and on terms to be agreed to between US Airways Group and GE. During the first quarter of 2005, GE provided lease financing for six CRJ-700 aircraft, with terms expiring on the earlier of the debtors’ emergence from bankruptcy and June 30, 2005. Under the terms and conditions of the GE Merger MOU, US Airways Group and GE have agreed to convert the leases for the six CRJ aircraft into long term leases by July 29, 2005, with the long term leases being post-petition agreements, subject to a limitation on administrative expense status to rent payable through October 31, 2005 (or a later date agreed to by the parties) and return condition obligations. The GE Merger MOU also eliminates any further obligation on GE to provide regional jet financing directly to US Airways Group, but GE has agreed to provide single investor or operating leases to third party carriers meeting financial tests and otherwise acceptable to GE for ten EMB-170/190/195 aircraft delivering between 2007 and 2008, on a schedule and terms to be agreed on by the parties, and subject to manufacturer support. GE will also provide single investor or operating lease financing to Republic Airways for three EMB-170 aircraft that are currently committed to be delivered to the debtors, subject to manufacturer support and other terms and conditions acceptable to GE. Finally, to facilitate a transaction agreed to between US Airways Group and Republic Airways, GE will also consent to the assignment to Republic Airways of up to 15 EMB-170 leases, subject to manufacturer support and other conditions acceptable to GE.
      Aircraft Transactions. The GE Master MOU contemplated a series of transactions intended to provide the debtors with additional liquidity and lower aircraft ownership costs. Pursuant to the GE Merger MOU, certain of these transactions were modified, with the parties also reaching new agreements regarding the restructuring of lease payments relative to certain aircraft and the early redelivery of additional aircraft. Under the GE Master MOU, as modified and supplemented by the GE Merger MOU, the parties have now reached the agreements discussed below relative to aircraft.
      With respect to certain B737-300, B757 and B737-400 aircraft, US Airways Group agreed, pursuant to the GE Master MOU and applicable Section 1110 agreements, to pay and perform all of its obligations under the applicable leases for those aircraft during the pendency of the Chapter 11 cases, with a “true-up” payment to be made with respect to the B737-300 and B757 aircraft for accrued rent owing on June 30, 2005, at an assumed lease rental rate per aircraft, pro-rated for partial months. From and after the debtors’ emergence from bankruptcy, the average monthly rent on the B737-300, B757 and B737-400 aircraft would be at reduced rates per month, provided that US Airways Group could further reduce the postpetition rent for the B737-400 aircraft by either paying GE cash or issuing the convertible notes of the reorganized US Airways, Inc. in an agreed upon amount. Under the GE Merger MOU, GE has agreed that, following the “true-up” payment being made, as determined as of June 30, 2005, with respect to the B737-300 and B757 aircraft, the rent payments due on the B737-300, B757 and B737-400 aircraft will be adjusted to the agreed upon reduced rates effective as of July 1, 2005, even though the debtors have not yet emerged from bankruptcy, and, with respect to the B737-400, without the agreed upon cash payment or the issuance of the required amount of convertible notes. Each of the leases for these Boeing aircraft, as modified, will be assumed by the debtors, provided that, if the debtors fail to emerge from bankruptcy, only rent, return conditions and deferred rent (being the difference between current contractual rentals and the amended lease rentals) payable through the later of October 31, 2005 or the return of the aircraft will be entitled to administrative expense status, with all other claims under those leases, including rejection damages, being unsecured pre-petition claims. In the event that US Airways Group fails to complete the merger, the terms for the Boeing leases, including the rental rates, return conditions and expiry dates, will revert to their original terms (with the debtors receiving credit for all previously paid rent), subject to administrative expense status, as set forth above, and US Airways Group will again have the benefit of the provisions of the GE Master MOU in respect of the Boeing aircraft.
      With respect to 23 CRJ-200 aircraft, GE has agreed to restructure the timing of the rental payments under the leases applicable to the aircraft to reduce the quarterly rent payments for a period of 30 months following the debtors’ emergence from bankruptcy. The amount of the rent reductions will be deferred and added to the rents payable under the applicable leases over the 24 month period immediately following the 30 month deferral, so that the lessors’ lease economics are maintained. Fourteen of the leases for the CRJ-200 aircraft will also be extended for an additional three months.
      Under the GE Master MOU, the debtors have agreed to enter into short-term leases with respect to 16 CRJ aircraft, consisting of nine CRJ-200 aircraft and seven CRJ 700 aircraft, with those leases to be converted to long-term leases in connection with the debtors’ emergence from the Chapter 11 cases. Pursuant to the GE Merger MOU, the debtors have agreed to enter into the contemplated long-term leases by July 29, 2005, with those leases being postpetition agreements, subject to administrative expense status only for (i) rent payable through the later of the October 31, 2005 and the return of the aircraft and (ii) return conditions, with all other claims under such leases, including rejection damages, being unsecured prepetition claims.
      Pursuant to the GE Master MOU, US Airways Group agreed to modify the expiry dates for the leases relative to ten A319/A320 aircraft in order to provide for the early redelivery of the associated aircraft to GE, and also agreed to modify the expiry dates of the single investor documentation relating to certain Boeing aircraft, with redelivery conditions to be agreed upon. GE agreed to waive cross-default provisions and consent to the foreclosure of its interest in five B737-400 aircraft without any resulting claims in order to facilitate the debtors’ restructuring of the lease financing with respect to the aircraft with SNECMA which restructuring occurred in February 2005. As a result of the GE Merger MOU, in addition to the ten A319/A320 aircraft referred to above, US Airways Group agreed on the terms and conditions for the early return of 41 aircraft and up to six spare engines, with related return condition concessions to facilitate these redeliveries, all as follows:

•	With respect to six A319/320 aircraft that are subject to the sale-leaseback transaction, and one B737-300 aircraft, the applicable leases will be amended to modify the expiry dates under the leases to provide for their early termination and return of the subject aircraft to GE during the last six months of 2005. The amendments to the applicable leases and the early return of the aircraft will be effectuated without regard to the completion of the merger or the occurrence of an event of default.

•	The leases for five B737-300s currently operated by the debtors will be amended to provide for their termination, and attendant early redelivery of the subject aircraft between July 2005 and October 31,

2005, provided that, as of the date of each such termination and redelivery, no event of default has occurred and is continuing and there has been no public announcement by US Airways Group or America West Holdings, any SEC filing or any governmental authority pronouncement, which evidences that any significant term or condition of the merger will not be complied with or that an applicable milestone as provided for in the GE Merger MOU will not be met.

•	Leases in respect of an additional 29 Boeing aircraft from US Airways Group’s fleet will be amended to modify the expiry dates under the leases so as to provide for their early termination and accompanying early return of the subject aircraft to GE between 2005 and 2009, subject to completion of the merger. With respect to eleven of the Boeing aircraft, however, which will be scheduled for removal from service during 2009 pursuant to the applicable amended leases, US Airways Group will grant GE an option exercisable on or before October 31, 2006 to further modify the expiry dates of those leases to provide for the removal of those aircraft during an earlier period, from July 2007 through July 2008, unless US Airways Group has, as of September 30, 2006, achieved an agreed upon corporate credit rating or satisfied certain financial covenant tests.

•	In connection with the removal of the above-referenced Boeing aircraft from US Airways Group’s fleet, US Airways Group will be permitted to terminate an agreed upon number of the spare engine leases entered into by the debtors pursuant to the sale-leaseback transaction, from time to time, as and when an agreed upon number of those aircraft have been redelivered to GE.

•	To facilitate the early redelivery of the Airbus Aircraft from US Airways Group’s fleet, GE has agreed to grant certain return condition concessions relative to such aircraft. Prior to the debtors’ emergence from the Chapter 11 cases, GE and US Airways Group have agreed to net (a) any redelivery payment obligations payable by GE to the debtors against (b) any redelivery payment obligations payable by the debtors to GE relative to redelivered aircraft, and to the extent that any net balance is owing to the debtors by GE, the balance will be payable to the debtors upon US Airways Group’s emergence from the Chapter 11 cases.

      Under the GE Master MOU, US Airways Group and GE reached an agreement with respect to five engine repair and maintenance agreements, and certain other matters. This agreement included, among other things, the agreement of US Airways Group to assume three of the agreements, subject to a limitation on possible administrative expense claims, and also provided for GE’s agreement to:

•	forgive and release US Airways, Inc. from certain prepetition obligations;

•	defer certain payment obligations arising under these agreements;

•	extend one maintenance agreement;

•	continue certain existing deferrals; and

•	determine the treatment of certain removal charges.
      Pursuant to the GE Merger MOU, US Airways Group and GE further agreed, among other things, to:

•	forgive certain removal charges relative to CFM56-3 engines, in addition to those removal charges to be forgiven pursuant to the GE Master MOU;

•	provide US Airways, Inc. with the right to remove certain CFM56-3 engines otherwise subject to agreements with GE Engine Services, with all removal credits owing to the debtors in connection with those agreements to be applied against outstanding amounts otherwise owing to GE Engine Services by the debtors under the term note issued to GE Engine Services pursuant to GE Master MOU;

•	modify the debtors’ obligations with respect to deferred obligations (as defined in the GE Master MOU) to provide that those obligations will be payable in two installments, due on each of June 30, 2005 and September 30, 2005;

•	extend the term of the CFM56-5 engine maintenance agreement with GE Engine Services, with the debtors waiving certain conversion rights; and

•	modify the CFM56-3 engine maintenance agreement to provide for an agreement upon minimum monthly payments on account of accrued engine flight hours.
      In consideration of the foregoing, US Airways Group agreed, among other things, on:

•	a last right of offer for GE Engine Services with respect to any follow-on engine maintenance agreement for the debtors’ CF6-80C2 fleet;

•	certain arrangements relative to engine selection in the event US Airways Group elects to assume an existing A320 aircraft purchase agreement between Airbus and US Airways Group upon its emergence from the Chapter 11 cases; and

•	certain arrangements relative to engine selection in the event New US Airways Group, following the merger, proceeds to take delivery of certain A350 aircraft from Airbus.
      Convertible Notes. Pursuant to the GE Master MOU, US Airways Group agreed that upon its emergence from the Chapter 11 cases, as partial consideration for entering into the GE Master MOU, an affiliate of GECC will receive convertible notes of the reorganized US Airways, Inc. in the aggregate principal amount of $125 million. The convertible notes will be convertible at any time, at the holders’ election, into shares of common stock of New US Airways Group at a conversion price equal to the product of (x) 140%-150% (at US Airways, Inc.’s option) and (y) the average closing price of New US Airways Group common stock for the sixty consecutive trading days following emergence from bankruptcy and the listing of New US Airways Group common stock on Nasdaq or a national stock exchange. The convertible notes will bear interest at a rate to be determined no later than thirty days prior to the debtors’ scheduled date of emergence from bankruptcy and interest will be payable semi-annually, in arrears, and will mature in 2020. US Airways, Inc. will be permitted to redeem some or all of the convertible notes at any time on or after the fifth anniversary of the issuance of the notes, at a redemption price payable in cash or, subject to certain conditions, New US Airways Group common stock. Holders of the convertible notes may require US Airways, Inc. to repurchase all or a portion of their convertible notes on the fifth and tenth anniversary of the issuance of the notes at 100% of the principal amount of the convertible notes, plus accrued and unpaid interest to the date of repurchase, payable, at US Airways, Inc. election, in cash or New US Airways Group common stock. The convertible notes will be senior unsecured obligations and will rank equally in right of payment with all existing and future unsecured senior obligations of the reorganized US Airways, Inc. The convertible notes will be guaranteed by New US Airways Group, the parent holding company of the reorganized US Airways, Inc.

Regional Jet Financing
      The 2003 plan of reorganization sought to boost revenue and enhance competitiveness through the increased use of regional jets. Regional jets are faster, quieter and more comfortable than turboprops and are generally preferred by customers over turboprops. In May 2003, US Airways Group entered into agreements to purchase a total of 170 regional jets from Bombardier and Embraer. US Airways Group had previously secured financing commitments from GE and from the respective airframe manufacturers for approximately 85% to 90% of these jets. These commitments were subject to certain credit or financial tests, as well as customary conditions precedent.
      Despite US Airways Group’s failure to meet one of the applicable credit standards as of May 5, 2004, US Airways Group reached agreements with GE, Embraer and Bombardier for continued financing of regional jet deliveries through September 30, 2004. As part of the agreement reached with Bombardier, US Airways Group converted 23 CRJ-200 deliveries (50-seat regional jets) to CRJ-700 deliveries (70-seat regional jets) and retained the right to convert some or all of the CRJ-700 deliveries to CRJ-900 deliveries (90-seat regional jets). US Airways, Inc. agreed to refinance with third parties four aircraft originally financed by Bombardier. DVB Bank AG provided US Airways, Inc. with 18 month bridge financing for two aircraft, with the objective of arranging long-term market financing for these aircraft upon successful implementation of US Airways Group’s transformation plan.

      GE’s financing commitment with respect to regional jets through September 30, 2004 was also conditioned on US Airways, Inc. gaining permission under its ATSB loan to use its regional jets mortgage financed by GE as cross-collateral for other obligations of US Airways, Inc. to GE. On May 21, 2004, US Airways Group amended the ATSB loan to allow this cross-collateralization. At the same time GE waived the application of the credit rating condition precedent for regional jet financing through September 30, 2004, thus securing the continued financing support from GE through September 2004.
      As a result of the September 12, 2004 Chapter 11 filing, US Airways Group failed to meet the conditions precedent for continued financing of regional jets and temporarily ceased taking delivery of new regional jet aircraft. As a result, US Airways Group incurred aircraft order cancellation penalties of $7 million in the fourth quarter of 2004. These penalties were offset against purchase deposits held by the aircraft manufacturers.
      US Airways Group has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. On December 17, 2004, the bankruptcy court approved US Airways Group’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. Under the GE Master MOU, US Airways Group reached a comprehensive agreement with GE on aircraft leasing and financing and engine services, which provided US Airways Group with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets. Pursuant to the GE Merger MOU, US Airways Group and GE reached agreement on further rent concessions related to single investor and operating leases, and the terms and conditions of the redelivery of aircraft and engines, all as described above.
      Pursuant to the regional jet leasing term sheet under the GE Master MOU, GECC or its affiliates agreed to provide leases for up to 31 regional jet aircraft, which were to consist of 70- to 100-seat regional jet aircraft manufactured by Bombardier and/or Embraer in a mix and subject to other terms to be mutually agreed upon by GECC and US Airways, Inc. During the first quarter of 2005, GECC leased six CRJ-700s to US Airways, Inc. with terms expiring on the earlier of the debtors’ emergence from Chapter 11 and June 30, 2005. Under the GE Merger MOU, these leases will be converted into long-term leases by July 29, 2005. Although the GE Merger MOU eliminated the obligation of GECC to provide regional jet financing directly to US Airways Group, GE will provide single investor or operating leases to Republic Airways for three EMB-170 aircraft, and to third-party carriers acceptable to GE for ten EMB-170/190/195 to be delivered between 2007 and 2008 on a schedule and on terms acceptable to GE, and the satisfaction of certain other conditions.
      In December 2004, US Airways Group reached aircraft leasing and financing agreements with Embraer and Bombardier, which were approved by the bankruptcy court in January 2005. Pursuant to the agreement reached with Embraer, US Airways Group purchased and took delivery of three EMB-170 aircraft in January 2005 and undertook to purchase and take delivery of three additional EMB-170 aircraft by March 31, 2005. The purchase of the three EMB-170s delivered in January 2005 was financed by Embraer through a mortgage loan facility and the application of $17 million of existing purchase deposits held by Embraer. As discussed below, US Airways Group did not take delivery of the second three aircraft in March 2005. Additionally, approximately $12 million of purchase deposits held by Embraer will be used to fund an Embraer loan reserve. Embraer will apply the reserve funds in the amounts and on the dates as and when payments are due under the Embraer loans during the period from October 1, 2004 through July 31, 2005 in full satisfaction of US Airways Group’s payment obligations with respect to those Embraer loans during that period. Upon delivery of the first three EMB-170s, which occurred in January 2005, unless US Airways Group assumes the Embraer aircraft purchase agreement pursuant to Section 365 of the bankruptcy code, no further obligations arise on the part of US Airways Group or Embraer with respect to the purchase and delivery of any aircraft, other than those obligations that arise from or are related to the purchase and delivery of the final three EMB-170s originally scheduled for March 2005. Embraer and US Airways Group have agreed to negotiate a new delivery schedule upon US Airways Group’s assumption of the Embraer aircraft purchase agreement.
      Due to US Airways Group’s failure to take delivery by March 31, 2005 of the remaining three EMB-170 aircraft, damages accrue from and after April 1, 2005 until the delivery of the aircraft at the rate of

$162,795 per month per aircraft. If the aircraft are not delivered by July 31, 2005, Embraer’s obligation to deliver these aircraft will terminate and its damages with respect to the undelivered aircraft may be as much as $10 million for all three aircraft, rather than at the rate of $162,795 per month per aircraft, with Embraer having the right to apply any remaining purchase deposits against Embraer’s aggregate damages. US Airways Group is currently working to arrange financing for these aircraft, and anticipates that GE’s commitment to finance the aircraft, as discussed above, will be realized, but recorded a charge of $2 million in the first quarter of 2005, which is included in reorganization items in US Airways Group’s consolidated statement of operations, associated with penalties expected to be incurred.
      Under the agreement reached with Bombardier, US Airways Group acquired three new CRJ-700 aircraft in January 2005. The purchase was financed through the application of $28 million of existing purchase deposits held by Bombardier, $2 million in cash and a financed lease facility with DVB Bank AG. Additionally, $4 million of existing purchase deposits held by Bombardier were used to satisfy existing defaults and cure payments. So long as US Airways Group continues to operate under the protection of Chapter 11 in compliance with the bankruptcy code, no obligations will arise on the part of US Airways Group or Bombardier with respect to the purchase and delivery of any aircraft.
      As of March 31, 2005, regional aircraft manufacturers held purchase deposits of $26 million related to the acquisition of aircraft.

Airbus
      As of December 31, 2004, US Airways Group had 19 A320-family aircraft on firm order scheduled for delivery in the years 2007 through 2009. US Airways Group also had ten A330-200 aircraft on firm order scheduled for delivery in the years 2007 through 2009. On February 3, 2005, the bankruptcy court approved US Airways Group’s agreement with Airbus providing for, among other things, delivery of the 19 A320-family aircraft in years 2008 through 2010, and delivery of the ten A330-200 aircraft in years 2008 through 2009.
      In connection with the merger, US Airways Group and America West Holdings entered into a Memorandum of Understanding with Airbus, which we refer to as the Airbus MOU, that includes, among other things:

•	adjustments to the delivery schedules for the narrow-body and wide-body aircraft, and an agreement by US Airways Group to assume the related purchase agreements in connection with its emergence from Chapter 11;

•	a new order for 20 A350 wide-body aircraft, subject to US Airways Group’s right to convert up to ten A350 orders to A330 orders, and a backstop financing commitment by Airbus with respect to a substantial number of the A350 aircraft;

•	elimination of cancellation penalties on US Airways Group’s existing order for ten A330-200 aircraft, provided that New US Airways Group has met certain predelivery payment obligations under the A350 order; and

•	a term loan of up to $250 million, of which $213 million can be used for general corporate purposes.
      As of March 31, 2005, Airbus held purchase deposits related to US Airways Group’s order for ten A330-200’s, which, under the Airbus MOU will be applied, in part, as a non-refundable restructuring fee on account of the agreements reached relating to the A330-200’s, and in part as purchase deposits on account of the A350 orders and the rescheduled A330-200 orders.

Other
      US Airways, Inc. relies heavily on credit card processing for its sales, and utilizes credit card issuers and third-party service providers to process credit card transactions under agreements which require US Airways Group to provide cash collateral and to comply with certain other financial and nonfinancial requirements. If US Airways, Inc. fails to meet any such conditions, these issuers and providers can require additional cash collateral and, under certain circumstances, terminate these credit card processing agreements. The termination of credit card agreements would have a material adverse affect on US Airways, Inc.’s financial condition and results of operations.
      During the second quarter of 2004, US Airways, Inc. amended its agreement with American Express Travel Related Services Company, Inc. The new agreement has been extended to December 31, 2006 and provides for additional cash collateral to reduce the exposure borne by American Express against potential customer liabilities relating to unflown tickets purchased by customers using the American Express card. The agreement required additional cash collateral in the event that US Airways, Inc.’s regional jet financing programs were terminated or if US Airways Group failed to demonstrate by September 30, 2004 its ability to successfully implement its transformation plan. This amendment effectively aligned the American Express agreement with the arrangements in place for certain other credit card processors. As of March 31, 2005, $376 million in cash collateral classified as restricted cash on US Airways Groups’ consolidated balance sheet secured credit card sales. This amount fluctuates with the amount of sold but unflown tickets.

Statement of Cash Flows Narrative
      For the first three months of 2005, US Airways Group’s operating activities before reorganization items used net cash of $98 million, compared to operating activities for the three months ended March 31, 2004 which provided cash of $75 million. Operating cash flows during the first quarter of 2005 included the use of $11 million for reorganization items. Cash flows for 2005 were adversely affected by the same factors that affected financial results, including continued reductions in unit revenue and significant increases in fuel prices.
      For the first three months of 2005, net cash used by investing activities was $174 million due primarily to the increase in restricted cash of $139 million. The increase in restricted cash reflects additional collateral deposits related to US Airways Group’s third-party credit card processors. US Airways Group, in the ordinary course of business, withholds from employees and collects from passengers funds that are required to be paid to applicable governmental authorities, which include withholding for payroll taxes, transportation excise taxes, passenger facility charges, transportation security charges and other related fees, and has established trust accounts to fund these obligations. Net cash flows from investing activities in the first quarter of 2005 also includes $39 million in capital expenditures, primarily related to the acquisition of new regional jets.
      For the first three months of 2004, investing activities included net cash outflows of $2 million related to capital expenditures and net equipment purchase deposit activity. Capital expenditures reflects the early return of aircraft purchase deposits by an aircraft manufacturer of $31 million. The decrease in short-term investments in the first quarter of 2004 reflects a shift in the investment portfolio to investments with maturities less than 90 days as of March 31, 2004. Investing activities in 2004 also included an increase in restricted cash of $113 million.
      Net cash provided by financing activities during the three months ended March 31, 2005 was $58 million. Principal payments on debt and capital lease obligations of $72 million includes $6 million in prepayments on the ATSB loan with proceeds from sales of assets. On March 1, 2005, US Airways Group made the first draw of $75 million under the debtor in possession loan provided by Air Wisconsin. Net cash used by financing activities for the three months ended March 31, 2004 was $272 million. Principal payments on long-term debt and capital lease obligations of $295 million included the $250 million prepayment made in connection with the ATSB loan amendment in March 2004.
      As discussed in “Results of Operations” above, the successor company’s financial statements are not comparable with the predecessor company’s financial statements. However, for purposes of discussion of liquidity and capital resources, 2004 has been compared to the full year 2003 as included, in part, in US Airways Group’s consolidated statements of cash flows.
      For 2004, US Airways Group’s operating activities before reorganization items used net cash of $89 million, compared to 2003, which used net cash of $77 million. Included in 2003 cash flows from operating activities is $218 million received from TSA in connection with the Emergency Wartime

Supplemental Appropriations Act. Cash flows from operating activities for 2004 were favorably impacted by an increase in accounts payable and other accrued expenses as a result of the Chapter 11 filing in September 2004, as US Airways Group received liquidity protection under the automatic stay provisions of the bankruptcy code related to prepetition liabilities. Cash flows from operating activities were also favorably impacted for this reason during the prior bankruptcy for the period from August 2002 to March 2003. Cash flows for all periods have been adversely affected by the same factors that adversely affected financial results, as discussed above in “Results of Operations,” including reductions in unit revenue and significant increases in fuel prices.
      For 2004, net cash provided by investing activities was $83 million. Investing activities include a $358 million decrease in short term investments, reflecting a shift to cash and cash equivalents, and an increase in restricted cash of $76 million. The increase in restricted cash in 2004 and 2003 reflects the additional cash collateral deposits required by US Airways Group’s credit card processors, letters of credit and trust accounts described below, partially offset by the decline in cash collateral required for fuel hedging. Capital expenditures and net equipment purchase deposit activity in 2004 of $217 million reflect the early return of aircraft purchase deposits by an aircraft manufacturer of $31 million in the first quarter of 2004.
      For 2003, net cash used for investing activities was $511 million. Investing activities included cash outflows of $215 million related to capital expenditures, including $174 million for purchase deposits on future regional jet aircraft deliveries and payments made in connection with the delivery of two regional jets with the balance related to rotables, ground equipment and miscellaneous assets. The increase in short-term investments in 2003 reflects activity intended to increase the returns on US Airways Group’s higher cash balances. Other investing activity in 2003 also reflects $24 million in proceeds received related to the sale of US Airways Group’s investment in Hotwire, Inc.
      For 2002, net cash provided by investing activities was $22 million. Investing activities included cash outflows of $146 million related to capital expenditures. Capital expenditures included $106 million for three A321 aircraft (two other A321s were purchased in noncash transactions) with the balance related to rotables, ground equipment and miscellaneous assets. Proceeds from disposition of property includes, among other things, proceeds related to surplus aircraft and related parts. During the first quarter of 2002, US Airways, Inc. sold 97 surplus DC-9, B737-200 and MD-80 aircraft. The increase in short-term investments reflects proceeds from the sale of short-term investments.
      US Airways Group, in the ordinary course of business, withholds from employees and collects from passengers funds that are required to be paid to applicable governmental authorities, which funds include withholding for payroll taxes, transportation excise taxes, passenger facility charges, transportation security charges and other related fees. During the second quarter of 2002, US Airways Group established trusts to fund these obligations. The initial funding, which totaled approximately $201 million, and the net cash flows of the trusts are reflected in decrease (increase) in restricted cash on US Airways Group’s consolidated statements of cash flows. The funds in the trust accounts, which totaled $138 million and $164 million as of December 31, 2004 and 2003, respectively, are classified as restricted cash on US Airways Group’s consolidated balance sheets, including $99 million and $124 million in current restricted cash and $39 million and $39 million in noncurrent restricted cash, respectively.
      US Airways Group used $185 million in cash for financing activities in 2004. Principal payments on debt and capital lease obligations of $425 million include $255 million of prepayments made in connection with amendments to the ATSB loan in March and May 2004. The financing activities in 2003 were significantly impacted by US Airways Group’s emergence from the prior bankruptcy in March 2003.
      Net cash provided by financing activities during 2003 was $1.02 billion. US Airways, Inc. received proceeds of $1 billion from the ATSB loan. Additionally, prior to emergence from Chapter 11 US Airways Group borrowed $69 million under a debtor in possession facility provided by RSA, and $62 million under a debtor in possession liquidity facility provided by GE. US Airways Group borrowed $114 million under an exit liquidity facility provided by GE and $20 million under a credit facility provided by GE. US Airways Group also received proceeds of $240 million in connection with the RSA investment agreement and $34 million related to a private placement offering, as discussed below. US Airways Group used a portion of the proceeds it received in connection with its emergence from Chapter 11 to repay $369 million that was then outstanding under the RSA debtor in possession facility (including the $69 million discussed above) on March 31, 2003. US Airways Group also used a portion of the proceeds to repay the $62 million then outstanding under the GE debtor in possession liquidity facility. US Airways Group also made principal payments of debt of $85 million, including a $24 million required prepayment on the ATSB loan related to the sale of its investment in Hotwire, Inc.
      Net cash provided by financing activities during 2002 was $334 million. US Airways, Inc. received proceeds of $116 million from the mortgage financing of three A321 aircraft (two other A321s were financed in noncash transactions). Additionally, US Airways, Inc. received proceeds of $33 million with the private placement of pass through certificates that partially financed five previously delivered A330 aircraft and $18 million from an engine manufacturer credit facility. US Airways Group also borrowed $300 million under the RSA debtor in possession facility and $75 million under a senior secured debtor in possession financing facility provided by Credit Suisse First Boston, Cayman Islands Branch, and Bank of America, N.A., with participation from the Texas Pacific Group, which we refer to as the original debtor in possession facility. US Airways Group used a portion of the RSA debtor in possession facility funds to repay the full $75 million that was then outstanding under the original debtor in possession facility. Prior to the 2002 bankruptcy filing, US Airways Group made scheduled principal repayments of debt in the amount of $77 million. Subsequent to the 2002 bankruptcy filing, US Airways Group made principal repayments of debt of $56 million, including $38 million to the engine manufacturer credit facility.
      US Airways Group sold 4,679,000 shares of its Class A common stock at a price of $7.34 per share before transaction fees during August 2003 in a private placement transaction with Aviation Acquisition L.L.C., Goldman, Sachs and Co. and OCM Principal Opportunities Fund II, L.P. These shares related to Class A common stock retained by US Airways Group from those shares allocated to employees pursuant to the 2003 plan of reorganization that vested at July 31, 2003. The retained shares represented the employee tax withholding obligation with respect to the vested portion of the restricted stock grants. The amount of withholding was determined on the basis of a price of $7.34 per Class A common share and applicable federal, state, and local taxes. US Airways Group received net proceeds of $34 million related to this transaction, which offset US Airways Group’s remittance to taxing authorities.

Contractual Obligations
      The following table provides detail of US Airways Group’s future cash contractual obligations as of December 31, 2004, including classification of the ATSB loan as current and without regard to liabilities subject to compromise (dollars in millions).

	Payments Due by Period

	2005	2006	2007	2008	2009	Thereafter	Total

Debt and capital lease obligations (1)	$863	$159	$145	$143	$147	$1,868	$3,325
Operating lease commitments (2)	878	774	707	629	554	4,169	7,711
Aircraft purchase commitments (3)(4)	221	15	57	622	792	232	1,939
Regional jet capacity purchase agreements	257	262	268	266	202	266	1,521

Total	$2,219	$1,210	$1,177	$1,660	$1,695	$6,535	$14,496

(1)	Excludes related interest amounts.

(2)	Includes aircraft obligations financed under enhanced equipment trust certificates.

(3)	As long as US Airways Group operates under the protection of Chapter 11 in compliance with the bankruptcy code and unless US Airways Group assumes the aircraft purchase agreements pursuant to Section 365 of the bankruptcy code, neither US Airways Group nor the aircraft manufacturers have any obligation in respect to the purchase or delivery of regional jet aircraft beyond the commitments for deliveries in the first quarter of 2005 discussed below.

(4)	The minimum determinable payments associated with these acquisition agreements for all firm-order aircraft include progress payments, payments at delivery, spares, capitalized interest and nonrefundable deposits.

     As of December 31, 2004, US Airways Group had 19 A320-family aircraft on firm order scheduled for delivery in the years 2007 through 2009. US Airways Group also had ten A330-200 aircraft on firm order scheduled for delivery in the years 2007 through 2009. On February 3, 2005, the bankruptcy court approved US Airways Group’s agreement with Airbus providing for, among other things, delivery of the 19 A320-family aircraft in years 2008 through 2010, and delivery of the ten A330-200 aircraft in years 2008 through 2009. Subsequently, a Memorandum of Understanding was executed on May 18, 2005 among Airbus, US Airways Group, US Airways, Inc. and America West Airlines, Inc. which provides for a $250 million financing commitment from Airbus upon the satisfaction of various conditions precedent (including the completion of the merger and the emergence of US Airways, Inc. from bankruptcy), the rescheduling of US Airways Inc.’s A320-family and A330-200 delivery commitments, and the order of 20 A350 aircraft for which Airbus has agreed to provide a substantial portion of the financing, subject to certain terms and conditions. Pursuant to the Airbus MOU, US Airways Inc.’s A320-family aircraft are scheduled for delivery in 2009 and 2010, US Airways Inc.’s A330-200 aircraft will be scheduled for delivery in 2009 and 2010 and the A350 aircraft deliveries are scheduled to occur during the period 2011 through 2013. The Airbus MOU also substantially eliminates cancellation penalties on US Airways Group’s orders for ten A330-200 aircraft, provided that New US Airways Group has met certain predelivery payment obligations under the related A350 order.
      US Airways Group acquired three new Embraer EMB-170 aircraft and three new Bombardier CRJ-700 aircraft in January 2005. US Airways Group also has firm orders for three additional EMB-170 aircraft which were scheduled to be delivered by March 31, 2005. Due to US Airways Group’s failure to take delivery by March 31, 2005 of the remaining three EMB-170 aircraft, damages are accruing from and after April 1, 2005 at the rate of $162,795 per month per aircraft until July 31, 2005, at which time Embraer’s obligation to deliver those aircraft will terminate and its damages with respect to the undelivered aircraft may be as much as $10 million, rather than at the rate of $162,795 per month, with Embraer having the right to apply any remaining purchase deposits against Embraer’s aggregate damages. As a result of regional jet aircraft acquisitions, US Airways Group did not take delivery of certain previously ordered narrow-body aircraft and recorded an accrual of $35 million for related penalties during the three months ended June 30, 2003.

Off-Balance Sheet Arrangements
      An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to US Airways Group, or that engages in leasing, hedging or research and development arrangements with US Airways Group.
      US Airways Group has no off-balance sheet arrangements of the types described in the first three categories that it believes may have a material current or future effect on its financial condition, liquidity or results of operations. Certain guarantees that US Airways Group does not expect to have a material current or future effect on its financial condition, liquidity or results of operations are disclosed in note 7(e) to the consolidated financial statements included in this proxy statement/ prospectus.
      US Airways Group does have obligations arising out of variable interests in unconsolidated entities. In 2003, US Airways Group adopted Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities,” or FIN 46, which addresses the accounting for these variable interests. An entity is subject to FIN 46 and is called a variable interest entity, or VIE, if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE. The adoption of FIN 46 did not materially affect US Airways Group’s financial statements. In reaching this conclusion, US Airways Group identified certain lease arrangements that were within the scope of FIN 46. This included a review of 62 aircraft operating leases for which US Airways Group was the lessee and a pass through trust established specifically to purchase, finance and lease the aircraft to US Airways Group served as lessor. These trusts, which issue certificates, also known as Enhanced Equipment Trust Certificates or EETC, allow US Airways Group to raise the financing for several aircraft at one time and place these funds in escrow pending the purchase or delivery of the relevant aircraft. The trusts are also structured to provide for certain credit enhancements, such as liquidity facilities to cover certain interest payments, that reduce the risks to the purchasers of the trust certificates and, as a result, reduce the cost of aircraft financing to US Airways Group. Each of these leases contains a fixed-price purchase option that allows US Airways Group to purchase the aircraft at predetermined prices on specified dates during the latter part of the lease term. However, US Airways Group does not guarantee the residual value of the aircraft, and US Airways Group does not believe it is the primary beneficiary under these lease arrangements based upon its cash flow analysis.
      US Airways Group also reviewed long-term operating leases at a number of airports, including leases where US Airways Group is also the guarantor of the underlying debt. These leases are typically with municipalities or other governmental entities. FIN 46, as revised in December 2003, provided a scope exception that generally precludes the consolidation of governmental organizations or financing entities established by a governmental organization. US Airways Group believes that its arrangements meet the scope exception.
Critical Accounting Policies
      US Airways Group’s discussion and analysis of its financial condition and results of operations are based upon US Airways Group’s consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. US Airways Group has identified the following critical accounting policies that impact the preparation of its financial statements. See also note 2, Summary of Significant Accounting Policies, to the notes to US Airways Group’s consolidated financial statements, for additional discussion of the application of these estimates and other accounting policies.

Impairment of Goodwill
      Effective January 1, 2002 US Airways Group adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” SFAS 142 requires management to make judgments about the fair value of the reporting unit to determine whether goodwill is impaired. The reporting unit is US Airways Group. US Airways Group believes that this accounting estimate is a critical accounting estimate because: (1) goodwill is a significant asset and (2) the impact that recognizing an impairment would have on the assets reported on its consolidated balance sheet, as well as its consolidated statement of operations, could be material. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired. US Airways Group assesses the fair value of the reporting unit considering both the income approach and market approach. Under the market approach, the fair value of the reporting unit is based on quoted market prices and the number of shares outstanding for US Airways Group common stock. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows. The income approach is dependent on a number of factors including estimates of future market growth trends, forecasted revenues and expenses, expected periods the assets will be utilized, appropriate discount rates and other variables. US Airways Group bases its estimates on assumptions that it believes to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

US Airways Group concluded that the fair value of the reporting unit was in excess of the carrying value and therefore not impaired during 2004. Cash flow projections for US Airways Group’s 2004 test were prepared on a going-concern basis. Additionally, in the third and fourth quarters of 2004, the carrying value of US Airways Group’s net assets was less than zero. See note 2(g) to US Airways Group’s consolidated financial statements for details regarding past goodwill impairment tests.

Impairment of Long-Lived Assets and Intangible Assets
      US Airways Group assesses the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which could trigger an impairment review include the following: significant changes in the manner of use of the assets; significant underperformance relative to historical or projected future operating results; or significant negative industry or economic trends. US Airways Group determines that an impairment has occurred when the future undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Cash flow estimates are based on historical results adjusted to reflect US Airways Group’s best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Estimates of fair value represent US Airways Group’s best estimate based on appraisals, industry trends and reference to market rates and transactions. Changes in industry capacity and demand for air transportation can significantly impact the fair value of aircraft and related assets. US Airways Group recorded an aircraft impairment charge of $392 million in 2002. See “Description of Unusual Items” above for details regarding this impairment charge.

Passenger Revenue Recognition
      US Airways Group recognizes passenger transportation revenue and related commission expense when transportation is rendered. Passenger ticket sales collected prior to the transportation taking place are reflected in traffic balances payable and unused tickets on US Airways Group’s consolidated balance sheet. Due to various factors including refunds, exchanges, unused tickets and transactions involving other carriers, certain amounts are recorded based on estimates. These estimates are based upon historical experience and have been consistently applied to record revenue. US Airways Group routinely performs evaluations of the liability that may result in adjustments which are recognized as a component of passenger transportation revenue. Actual refund, exchange and expiration activity may vary from estimated amounts. US Airways Group has experienced changes in customer travel patterns resulting from various factors, including new airport security measures, concerns about further terrorist attacks and an uncertain economy, resulting in more forfeited tickets and fewer refunds. Therefore, during the fourth quarter of 2003, a $34 million favorable adjustment was made to passenger transportation revenue to reflect an increase in expired tickets.

Frequent Traveler Program
      US Airways, Inc.’s Dividend Miles frequent traveler program awards miles to passengers who fly on US Airways, Inc., US Airways Express, Star Alliance carriers and certain other airlines that participate in the program. US Airways, Inc. also sells mileage credits to participating airline partners and non-airline business partners. US Airways Group has an obligation to provide this future travel and has therefore recognized an expense and recorded a liability for mileage awards to passengers redeeming on US Airways, Inc. or an airline partner. Members may redeem outstanding miles for travel on any airline that participates in the program, in which case US Airways, Inc. pays a designated amount to the transporting carrier.
      Members may not reach the threshold necessary for a free ticket and outstanding miles may not be redeemed for free travel. Therefore, US Airways Group estimates how many miles will never be used for an award and excludes those miles from the estimate of the liability. A portion of the mileage credits of Dividend Miles participants who have excessive balances are also excluded from the liability. Estimates are also made for the number of miles that will be used per award and the number of awards that will be redeemed on partner airlines. These estimates are based upon past customer behavior. Estimated future travel awards for travel on US Airways, Inc. are valued at the estimated average incremental cost of carrying one additional passenger. Incremental costs include unit costs for passenger food, beverages and supplies, credit card fees, fuel, communications, insurance and denied boarding compensation. No profit or overhead margin is included in the accrual for incremental costs. For travel awards on partner airlines, the liability is based upon the gross payment to be paid to the other airline for redemption on the other airline. A change to these costs estimates, actual redemption activity or award redemption level could have a significant impact on the liability in the year of change as well as future years. Incremental changes in the liability resulting from participants earning or redeeming mileage credits or changes in assumptions used for the related calculations are recorded as part of the regular review process.
      As of December 31, 2004 and 2003, Dividend Miles participants had accumulated mileage credits for approximately 4.0 million and 6.3 million awards, respectively. The reduction in estimated awards from 2003 to 2004 is a result of changes in the program and related assumptions, including the increase in redemptions on partner airlines. Because US Airways, Inc. expects that some potential awards will never be redeemed, the calculation of the frequent traveler liability is based on approximately 80% of potential awards. The liability for the future travel awards was $73 million and $85 million as of December 31, 2004 and 2003, respectively.
      The number of awards redeemed for free travel during the years ending December 31, 2004, 2003 and 2002 was approximately 1.5 million, 1.2 million and 1.3 million, respectively, representing approximately 8% of US Airways, Inc.’s RPMs in each of those years. These low percentages as well as the use of certain inventory management techniques minimize the displacement of revenue passengers by passengers traveling on Dividend Miles award tickets. In addition to the awards issued for travel on US Airways, Inc., approximately 20% of the total awards redeemed in 2004 were for travel on partner airlines.
      US Airways, Inc. defers a portion of the revenue from the sale of mileage credits to participating airline and non-airline partners. The deferred revenue is recognized over the period in which the credits are expected to be redeemed for travel. A change to either the period over which the credits are used or the estimated fair value of credits sold could have a significant impact on revenue in the year of change as well as future years.

Pensions and Other Postretirement Benefits
      US Airways Group accounts for its defined benefit pension plans using SFAS No. 87, “Employer’s Accounting for Pensions,” and its other postretirement benefit plans using SFAS No. 106, “Employer’s Accounting for Postretirement Benefits Other than Pensions.” Under both SFAS 87 and SFAS 106, expense is recognized on an accrual basis over employees’ approximate service periods. Expenses calculated under SFAS 87 and SFAS 106 are generally independent of funding decisions or requirements. Exclusive of fresh-start charges, curtailment and settlement items, US Airways Group recognized defined benefit pension plan expense of $66 million, $52 million, $50 million and $326 million for the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002, respectively, and other postretirement benefit expense of $105 million, $96 million, $36 million and $145 million for the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002, respectively.
      On November 12, 2004, US Airways, Inc. filed a motion requesting a determination from the bankruptcy court that US Airways, Inc. satisfied the financial requirements for a distress termination of the three mainline defined benefit plans under section 4041(c)(2)(B)(ii)(IV) of ERISA, and approval of each plan’s termination. These plans were projected to have benefit obligations aggregating $2.7 billion and plan assets aggregating $1.7 billion as of September 30, 2004, the most recent valuation date. On January 6, 2005, the bankruptcy court entered an order (i) finding that the financial requirements under section 4041(c)(2)(B)(ii)(IV) of ERISA for a distress termination of the plans had been met and (ii) approving termination of the plans. The AFA pension plan and the IAM pension plan were terminated effective January 10, 2005 by agreement between the PBGC and US Airways, Inc. The Certain Employees pension plan was terminated effective January 17, 2005 by agreement between the PBGC and US Airways, Inc. Effective February 1, 2005, the PBGC was appointed trustee for each of the three plans.
      During hearings in late 2004 and January 2005, the bankruptcy court approved various settlement agreements between US Airways, Inc. and its unions, and between US Airways Group and the court-appointed Section 1114 Committee, representing retirees other than those represented by the IAM, to begin the significant curtailments of US Airways Group’s other postretirement benefits. US Airways Group’s unfunded obligations for these benefits aggregated $1.4 billion as of September 30, 2004, the most recent valuation date.

Fresh-start Reporting
      In accordance with SOP 90-7, US Airways Group adopted fresh-start reporting upon emergence from the prior bankruptcy. Accordingly, US Airways Group valued its assets, liabilities and equity at fair value. The excess of the reorganization value over tangible assets and identifiable intangible assets has been reflected as goodwill on US Airways Group’s consolidated balance sheet. Estimates of fair value represent US Airways Group’s best estimate based on independent appraisals and valuations and, where the foregoing are not available, industry trends and by reference to market rates and transactions. US Airways Group’s fresh-start equity value of $438 million at March 31, 2003 was determined with the assistance of financial advisors. The estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond the control of US Airways Group. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary materially. See note 13 to US Airways Group’s consolidated financial statements for further detail related to the fresh-start fair value adjustments.

Recent Accounting and Reporting Developments
      In September 2004, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position Emerging Issues Task Force, or EITF, Issue 03-1-1, Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments,” which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed Staff Position to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. US Airways Group continues to assess the potential impact that the adoption of the proposed Staff Position could have on its financial statements.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 will be effective for inventory costs incurred beginning January 1, 2006. US Airways Group does not believe the adoption of SFAS 151 will have a material impact on its financial statements.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 will be effective for nonmonetary asset exchanges occurring after July 1, 2005. US Airways Group is currently evaluating the impact of SFAS 153 on its financial statements.
      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” SFAS 123(R), which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for these awards using the intrinsic method previously allowable under Accounting Principle Board Opinion No. 25. US Airways Group previously adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” upon emergence from the prior bankruptcy on March 31, 2003. Accordingly, US Airways Group believes SFAS 123(R) will not have a material impact on its financial statements. US Airways Group currently expects to adopt SFAS 123(R) upon the earlier of emergence from Chapter 11 or January 1, 2006.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
      None.
Quantitative and Qualitative Disclosures About Market Risk
      US Airways Group’s primary market risk exposures include commodity price risk (i.e., the price paid to obtain aviation fuel), interest rate risk and equity price risk. The potential impact of adverse increases in these risks and general strategies employed by US Airways Group to manage these risks are discussed below. The risks identified below are consistent from year to year.
      The following sensitivity analyses do not consider the effects that an adverse change may have on the overall economy nor do they consider additional actions US Airways Group may take to mitigate its exposure to these changes. Actual results of changes in prices or rates may differ materially from the following hypothetical results.

Commodity Price Risk
      Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of US Airways Group’s control. Accordingly, the price and availability of aviation fuel, as well as other petroleum products, can be unpredictable. Prices may be affected by many factors, including:

•	the impact of political instability on crude production, especially in Russia and OPEC countries;

•	unexpected changes to the availability of petroleum products due to disruptions in distribution systems or refineries;

•	unpredicted increases to oil demand due to weather or the pace of economic growth;

•	inventory levels of crude, refined products and natural gas; and

•	other factors, such as the relative fluctuation between the U.S. dollar and other major currencies and influence of speculative positions on the futures exchanges.
      Because the operations of US Airways Group are dependent upon aviation fuel, significant increases in aviation fuel costs materially and adversely affect US Airways Group’s liquidity, results of operations and financial condition. Given forecasted fuel consumption of approximately 1.14 billion gallons per year for US Airways Group, a one cent per gallon increase in fuel price results in a $1 million per month increase in expense.
      US Airways Group has utilized financial derivatives, including fixed price swap agreements, collar structures and other similar instruments to manage some of the risk associated with changes in aviation fuel prices. As of March 31, 2005, US Airways Group had no open fuel hedge positions in place. US Airways Group previously liquidated hedges representing approximately 4% of its 2005 anticipated fuel requirements and recognized a $6 million reduction to fuel expense for the three months ended March 31, 2005. US Airways Group will continue to recognize a $2 million reduction to expense per month through December 2005. US Airways Group had $16 million of unrealized gains related to fuel hedge positions recorded in accumulated other comprehensive income, net of income tax effect, on its consolidated balance sheet at March 31, 2005.

Interest Rate Risk
      Exposure to interest rate risk relates primarily to US Airways Group’s cash equivalents and short-term investments portfolios and debt obligations. As of December 31, 2004 and 2003, US Airways Group had $1.63 billion and $1.53 billion of variable-rate debt outstanding, respectively. Assuming a hypothetical 10% increase in average interest rates during 2005 as compared to 2004, interest expense would increase by

$8 million. Additional information regarding US Airways Group’s debt obligations as of December 31, 2004 is as follows (dollars in millions):

	Expected Maturity Date

	2005	2006	2007	2008	2009	Thereafter	Total

Fixed-rate debt	$66	$80	$86	$83	$87	$1,296	$1,698
Weighted avg. interest rate	7.1%	7.2%	7.2%	7.3%	7.3%	6.6%
Variable-rate debt	$797	$79	$59	$60	$60	$572	$1,627
Weighted avg. interest rate	9.8%	5.4%	5.2%	5.2%	5.2%	4.5%
      As a result of US Airways Group’s Chapter 11 filing, the fair value of the debt outstanding could not be reasonably determined as of December 31, 2004.
      As noted in “Contractual Obligations” above, US Airways Group has future aircraft purchase commitments of $1.93 billion. US Airways Group expects to lease or mortgage a majority of those commitments. Changes in interest rates will impact the cost of these financings.

Equity Price Risk
      US Airways, Inc. holds Sabre Holdings Corporation stock options that have a fair value and carrying value of $10 million as of December 31, 2004. Fair value is computed using the Black-Scholes stock option pricing model. A hypothetical ten percent decrease in the December 31, 2004 value of the Sabre Holdings Corporation stock price would decrease the fair value of the stock options by $2 million. See note 3(b) to US Airways Group’s notes to its consolidated financial statements for information related to the fair value of these options.
LEGAL MATTERS
      The validity of the shares of New US Airways Group common stock offered by this proxy statement/ prospectus will be passed upon for US Airways Group by Elizabeth K. Lanier, its Executive Vice President and General Counsel. As of June 23, 2005, Ms. Lanier was the beneficial owner of approximately 188,400 shares of US Airways Group Class A common stock and had warrants to purchase an aggregate of 111,600 shares of US Airways Group Class A common stock within the next 60 days. We expect that these shares and warrants will be cancelled pursuant to US Airways Group’s plan of reorganization. Arnold & Porter LLP will pass upon certain federal income tax considerations of the merger for US Airways Group. Skadden, Arps, Slate, Meagher & Flom LLP will pass upon certain federal income tax considerations of the merger for America West Holdings.
EXPERTS
      US Airways Group. The consolidated financial statements of US Airways Group and its subsidiaries as of December 31, 2004 and 2003, and for the year ended December 31, 2004 and the nine months ended December 31, 2003 for the successor company and the three months ended March 31, 2003 and the year ended December 31, 2002 for the predecessor company, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
      The audit report of KPMG LLP, dated February 25, 2005, on the December 31, 2004 consolidated financial statements contains an explanatory paragraph that states that US Airways Group’s significant recurring losses from operations, accumulated deficit and ongoing reorganization under Chapter 11 of the federal bankruptcy laws raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

      The audit report of KPMG LLP, dated February 25, 2005, on the December 31, 2004 consolidated financial statements refers to the adoption of fresh-start reporting pursuant to Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” as of March 31, 2003. As a result, the consolidated financial statements of the successor company are presented on a different basis than those of the predecessor company and, therefore, are not comparable in all respects. The audit report covering the December 31, 2004 financial statements also refers to a change in accounting for stock-based compensation as described by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” as of April 1, 2003 and a change in accounting for engine maintenance effective January 1, 2002 at PSA Airlines, Inc., a wholly owned subsidiary of US Airways Group.
      America West Holdings. The consolidated financial statements of America West Holdings and subsidiary and America West Airlines, Inc. (a wholly-owned subsidiary of America West Holdings) as of December 31, 2004 and 2003, and for the years then ended and America West Holdings management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.
      The report of KPMG LLP, dated March 11, 2005, on America West Holdings management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses the opinion that America West Holdings did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the control criteria and contains an explanatory paragraph that states that America West Holdings did not maintain effective internal control over financial reporting due to a material weakness associated with its accounting for America West Airlines, Inc.’s fuel hedging transactions. Management concluded that America West Airlines Inc.’s fuel hedging transactions did not qualify for hedge accounting under U.S. generally accepted accounting principles and that America West Holdings’ and America West Airlines, Inc.’s financial statements for prior periods required restatement to reflect the fair value of fuel hedging contracts in the balance sheets and statements of stockholders’ equity and comprehensive income of America West Holdings and America West Airlines, Inc. These accounting errors were the result of deficiencies in its internal control over financial reporting from the lack of effective reviews of hedge transaction documentation and of quarterly mark-to-market accounting entries on open fuel hedging contracts by personnel at an appropriate level.
      The consolidated statements of operations, of cash flows and of stockholders’ equity and comprehensive income and the related financial statement schedule of America West Holdings Corporation and its subsidiaries for the year ended December 31, 2002 incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated statements of operations, of cash flows and of stockholder’s equity and comprehensive income and the related financial statement schedule of America West Airlines, Inc. (a wholly-owned subsidiary of America West Holdings Corporation) for the year ended December 31, 2002 incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OTHER MATTERS
      As of the date of this proxy statement/ prospectus, America West Holdings’ board of directors does not know of any other matters that will be presented for consideration at the special meeting of America West Holdings stockholders other than as described in this proxy statement/prospectus. If any other matters come before the special meeting of America West Holdings stockholders, or any adjournments or postponements of the special meeting of America West Holdings stockholders and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares of America West Holdings common stock represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

ADDITIONAL INFORMATION
Where You Can Find More Information About America West Holdings and US Airways Group
      America West Holdings and US Airways Group file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either America West Holdings or US Airways Group at the SEC’s Public Reference Room at Room 1580, 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of America West Holdings and US Airways Group are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. You can also find the SEC filings of each of America West Holdings and US Airways Group on their respective websites, www.americawest.com and www.usairways.com.
      The SEC allows America West Holdings to incorporate by reference information into this proxy statement/prospectus. This means that America West Holdings and US Airways Group can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/ prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus. Neither America West Holdings nor US Airways Group incorporate the contents of their websites into this proxy statement/prospectus.
      This proxy statement/prospectus incorporates by reference the documents listed below that America West Holdings has previously filed with the SEC. They contain important information about America West Holdings and its financial condition. The following documents, which were filed by America West Holdings with the SEC, are incorporated by reference into this proxy statement/prospectus:

•	current report of America West Holdings on Form 8-K dated May 25, 2005, filed with the SEC on May 25, 2005;

•	current report of America West Holdings on Form 8-K dated May 3, 2005, filed with the SEC on May 3, 2005;

•	amendment no. 1 to quarterly report of America West Holdings on Form 10-Q for the quarterly period ended September 30, 2004, filed with the SEC on April 27, 2005;

•	amendment no. 1 to quarterly report of America West Holdings on Form 10-Q for the quarterly period ended June 30, 2004, filed with the SEC on April 27, 2005;

•	amendment no. 1 to quarterly report of America West Holdings on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on April 26, 2005;

•	quarterly report of America West Holdings on Form 10-Q for the quarterly period ended March 31, 2005, filed with the SEC on April 26, 2005;

•	current report of America West Holdings on Form 8-K dated April 20, 2005, filed with the SEC on April 20, 2005;

•	proxy statement on Schedule 14A dated April 15, 2005, filed with the SEC on April 15, 2005;

•	current report of America West Holdings on Form 8-K dated April 4, 2005, filed with the SEC on April 4, 2005;

•	current report of America West Holdings on Form 8-K dated March 21, 2005, filed with the SEC on March 22, 2005;

•	current report of America West Holdings on Form 8-K dated March 8, 2005, filed with the SEC on March 9, 2005;

•	current report of America West Holdings on Form 8-K dated March 4, 2005, filed with the SEC on March 4, 2005;

•	current report of America West Holdings on Form 8-K dated February 2, 2005, filed with the SEC on February 2, 2005;

•	current report of America West Holdings on Form 8-K dated January 20, 2005, filed with the SEC on January 26, 2005;

•	current report of America West Holdings on Form 8-K dated January 21, 2005, filed with the SEC on January 26, 2005;

•	current report of America West Holdings on Form 8-K dated January 5, 2005, filed with the SEC on January 5, 2005;

•	annual report of America West Holdings on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 15, 2005;

•	The description of the common stock of America West Holdings contained in its registration statement on Form 8-B, filed with the SEC on January 10, 1997 and any amendment or report filed with the SEC for the purpose of updating the description.
      In addition, America West Holdings incorporates by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the America West Holdings special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Item 7 or Item 8 of any current report on Form 8-K, as well as proxy statements.
      America West Holdings and US Airways Group also incorporate by reference the Agreement and Plan of Merger attached to this proxy statement/prospectus as Annex A.
      We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO US AIRWAYS GROUP, INC. FINANCIAL STATEMENTS

Page

Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidated Statements of Operations for the three months ended March 31, 2005 and 2004	F-2
Condensed Consolidated Balance Sheets as of March 31, 2005 and December 31, 2004	F-3
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2005 and 2004	F-4
Notes to Condensed Consolidated Financial Statements	F-5

Consolidated Financial Statements
Management’s Annual Report on Internal Control over Financial Reporting	F-13
Reports of Independent Registered Public Accounting Firm	F-14
 Consolidated Statements of Operations for the year ended December 31, 2004, the nine months ended December 31, 2003 (Successor Company), the three months ended March 31, 2003 and the year ended December 31, 2002 (Predecessor Company)
F-17
Consolidated Balance Sheets as of December 31, 2004 and December 31, 2003 (Successor Company)	F-18
 Consolidated Statements of Cash Flows for the year ended December 31, 2004, the nine months ended December 31, 2003 (Successor Company), the three months ended March 31, 2003 and the year ended December 31, 2002 (Predecessor Company)
F-19
 Consolidated Statements of Stockholders’ Equity (Deficit) for the year ended December 31, 2004, the nine months ended December 31, 2003 (Successor Company), the three months ended March 31, 2003 and the year ended December 31, 2002 (Predecessor Company)
F-20
Notes to Consolidated Financial Statements	F-22

US Airways Group, Inc.
(Debtor-in-Possession)
Condensed Consolidated Statements of Operations
Three Months Ended March 31, 2005 and 2004 (unaudited)
(in millions, except share and per share amounts)

	2005	2004

Operating Revenues
Passenger transportation	$1,447	$1,513
Cargo and freight	21	34
Other	160	154

Total Operating Revenues	1,628	1,701
Operating Expenses
Personnel costs	477	641
Aviation fuel	368	233
US Airways Express capacity purchases	202	188
Other rent and landing fees	123	127
Aircraft rent	115	109
Selling expenses	103	104
Aircraft maintenance	86	90
Depreciation and amortization	56	55
Other	299	297

Total Operating Expenses	1,829	1,844

Operating Loss	(201)	(143)
Other Income (Expense)
Interest income	3	3
Interest expense, net	(78)	(58)
Reorganization items, net	(2)	—
Other, net	(4)	21

Other Income (Expense), Net	(81)	(34)

Loss Before Income Taxes	(282)	(177)
Income Tax Provision	—	—

Net Loss	$(282)	$(177)

Loss per Common Share
Basic	$(5.13)	$(3.28)
Diluted	$(5.13)	$(3.28)
Weighted Average Shares Used for Computation (000)
Basic	54,862	53,972
Diluted	54,862	53,972
See accompanying Notes to Condensed Consolidated Financial Statements.

US Airways Group, Inc.
(Debtor-in-Possession)
Condensed Consolidated Balance Sheets
March 31, 2005 (unaudited) and December 31, 2004
(in millions)

	March 31,	December 31,
	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	$513	$738
Restricted cash	130	99
Receivables, net	318	252
Materials and supplies, net	171	177
Prepaid expenses and other	179	147

Total Current Assets	1,311	1,413
Property and Equipment
Flight equipment	3,298	3,176
Ground property and equipment	365	372
Less accumulated depreciation and amortization	(356)	(316)

	3,307	3,232
Purchase deposits for flight equipment	76	138

Total Property and Equipment	3,383	3,370
Other Assets
Goodwill	2,490	2,490
Other intangibles, net	524	532
Restricted cash	636	527
Other assets, net	83	90

Total Other Assets	3,733	3,639

	$8,427	$8,422

LIABILITIES & STOCKHOLDERS’ DEFICIT
Current Liabilities
Current maturities of debt, capital leases and debtor in possession financing	$820	$721
Accounts payable	431	353
Traffic balances payable and unused tickets	1,003	820
Accrued aircraft rent	14	51
Accrued salaries, wages and vacation	224	162
Other accrued expenses	347	276

Total Current Liabilities	2,839	2,383
Noncurrent Liabilities and Deferred Credits
Long-term debt and capital lease obligations, net of current maturities	78	—
Deferred gains and credits, net	42	44
Postretirement benefits other than pensions	2	2
Employee benefit liabilities and other	250	248

Total Noncurrent Liabilities and Deferred Credits	372	294
Liabilities Subject to Compromise	5,814	6,179
Commitments and Contingencies
Stockholders’ Deficit
Class A Common Stock	51	51
Class B Common Stock	5	5
Paid-in capital	410	410
Accumulated deficit	(1,067)	(785)
Common stock held in treasury, at cost	(3)	(3)
Deferred compensation	(10)	(14)
Accumulated other comprehensive income (loss)	16	(98)

Total Stockholders’ Deficit	(598)	(434)

	$8,427	$8,422

See accompanying Notes to Condensed Consolidated Financial Statements.

US Airways Group, Inc.
(Debtor-in-Possession)
Condensed Consolidated Statements of Cash Flows
Three Months Ended March 31, 2005 and 2004 (unaudited)
(in millions)

	2005	2004

Net cash provided by (used for) operating activities before reorganization items	$(98)	$75
Reorganization items, net	(11)	—

Net cash provided by (used for) operating activities	(109)	75
Cash flows from investing activities
Capital expenditures and purchase deposits for flight equipment, net	(39)	(2)
Proceeds from dispositions of property	4	1
Decrease in short-term investments	—	358
Increase in restricted cash and investments	(139)	(113)
Other	—	2

Net cash provided by (used for) investing activities	(174)	246
Cash flows from financing activities
Proceeds from issuance of debt	55	23
Proceeds from debtor in possession financings	75	—
Principal payments on debt and capital lease obligations	(72)	(295)

Net cash provided by (used for) financing activities	58	(272)

Net increase (decrease) in Cash and cash equivalents	(225)	49

Cash and cash equivalents at beginning of period	738	929

Cash and cash equivalents at end of period	$513	$978

Non-cash investing and financing activity
Flight and ground equipment acquired through issuance of debt and capital leases	$53	$79
Supplemental Information Interest paid during the period	$76	$79
See accompanying Notes to Condensed Consolidated Financial Statements.

US Airways Group, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.	Chapter 11 Proceedings
      On September 12, 2004, US Airways Group, Inc. (US Airways Group and collectively with its consolidated subsidiaries, the Company) and its domestic subsidiaries, including its principal operating subsidiary, US Airways, Inc. (US Airways) (collectively, the Debtors), filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Bankruptcy Court) (Case Nos. 04-13819-SSM through 04-13823-SSM). Each of the Debtors in these cases had previously filed a voluntary petition for relief under Chapter 11 on August 11, 2002 (the Prior Bankruptcy). The Debtors emerged from the Prior Bankruptcy under the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Affiliated Debtors and Debtors-in-Possession, As Modified (the 2003 Plan), which was confirmed pursuant to an order of the Bankruptcy Court on March 18, 2003 and became effective on March 31, 2003.
      Each of the Debtors continues to operate its business and manage its property as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. At hearings held on September 13, 2004, the Bankruptcy Court granted the Company’s first day motions for relief designed to stabilize its operations and business relationships with customers, vendors, employees and others and entered orders granting permission to the Debtors to, among other things: (a) pay employee wages and continue benefits, such as medical and dental insurance; (b) honor prepetition obligations to customers and continue customer programs, including US Airways’ Dividend Miles program; (c) pay for fuel under existing supply contracts, and honor existing fuel supply, distribution and storage agreements; (d) assume certain contracts related to interline agreements with other airlines; (e) pay prepetition obligations to certain foreign vendors, foreign service providers and foreign governments; and (f) continue maintenance of existing bank accounts and existing cash management systems.
      As a result of the Chapter 11 filings, realization of assets and liquidation of liabilities are subject to significant uncertainty. While operating as a debtor in possession under the protection of Chapter 11, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, the Company may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the financial statements. Further, a plan of reorganization could materially change the amounts and classifications reported in the historical financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization.
      To exit Chapter 11 successfully, the Company must obtain confirmation by the Bankruptcy Court of a plan of reorganization. The Company currently has the exclusive right to file a plan of reorganization until May 31, 2005 and solicit acceptance of the plan through August 31, 2005. Under the terms of an agreement reached with General Electric Capital Aviation Services (GECAS), the Company previously agreed to a deadline of April 29, 2005 to file a plan of reorganization. The deadline has been extended and the Company remains in discussion with GE to determine a revised deadline. A plan of reorganization would, among other things, resolve all prepetition obligations, set forth a revised capital structure and establish the corporate governance subsequent to exiting from bankruptcy. The Company is currently working towards emerging from Chapter 11 mid-year 2005, but that timing is dependent upon, among other things, the timely and successful confirmation and implementation of a plan of reorganization. The ultimate recovery to creditors and/or holders of the common stock, if any, will not be determined until after a plan of reorganization is confirmed. No assurance can be given as to what values, if any, will be ascribed in the Chapter 11 cases to these constituencies or what type or amount of distributions, if any, they would receive. A plan of reorganization could result in holders of the Company’s common stock receiving no distribution and cancellation of existing stock.

      On April 22, 2005, the Company confirmed that it is in discussions with America West Holdings Corp., regarding a potential strategic transaction. The Company emphasized that there is no assurance that the discussions will lead to a definitive agreement. The Company does not intend to make any further announcements until a definitive agreement is reached or discussions are terminated. It is the Company’s intention that if a transaction is consummated, that the transaction would become an integral component of the plan of reorganization.
      The Company notified all known or potential creditors of the Chapter 11 filing for the purposes of identifying and quantifying all prepetition claims. The Chapter 11 filing triggered defaults on substantially all debt and lease obligations. Subject to certain exceptions under the Bankruptcy Code, the Chapter 11 filing automatically stayed the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to September 12, 2004. The deadline for filing proofs of claim with the Bankruptcy Court was February 3, 2005 (General Bar Date), with a limited exception for governmental entities, which had until March 11, 2005. The Debtors’ claims agent received approximately 4,800 timely-filed proofs of claims as of the General Bar Date totaling approximately $26.0 billion in the aggregate, and approximately 350 proofs of claims timely-filed by governmental entities totaling approximately $13.4 billion in the aggregate. As is typical in reorganization cases, differences between amounts scheduled by the Debtors and claims by creditors are being investigated and resolved in connection with the claims resolution process. The aggregate amount of claims filed with the Bankruptcy Court far exceeds the Debtors’ estimate of such liability. The Debtors believe that many of these claims are duplicative, including those filed alleging joint and several liability against each of the Debtors, based upon contingencies that have not occurred, or otherwise are overstated, and are therefore invalid. In light of the number of creditors of the Debtors, the claims resolution process may take considerable time to complete. Accordingly, the ultimate number and amount of allowed claims is not presently known.
Financing during the Chapter 11 Proceedings
      As part of its reorganization under the Prior Bankruptcy, US Airways received a $900 million loan guarantee under the Air Transportation Safety and System Stabilization Act from the Air Transportation Stabilization Board (ATSB) in connection with a $1 billion term loan financing (ATSB Loan). US Airways is the primary obligor under the ATSB Loan, which is guaranteed by US Airways Group and each of its other domestic subsidiaries. In connection with the September 12, 2004 Chapter 11 filing, the ATSB and the lenders under the ATSB Loan agreed to authorize the Company to continue to use cash collateral securing the ATSB Loan on an interim basis. Therefore, the Company has access to the cash collateralizing the ATSB Loan as working capital, subject to certain on-going conditions and limitations. This interim agreement was approved by the Bankruptcy Court on September 13, 2004 as part of the first day motions, and was scheduled to expire on October 15, 2004. The Bankruptcy Court approved two subsequent agreements extending the Company’s ability to use the cash collateral, including an agreement approved on January 13, 2005 extending the Company’s use of cash collateral through June 30, 2005, subject to certain conditions and limitations. Under the current agreement (the Cash Collateral Agreement), the Company may continue to access such cash collateral to support daily operations so long as it maintains an agreed minimum amount of cash on hand each week. This minimum amount declines from approximately $500 million at the end of January to $341 million on June 30, 2005, with weekly cash levels permitted as low as $325 million in March 2005. The Company must also maintain and achieve certain cumulative earnings levels during the period, as defined in the agreement. Further, the Company must comply with restrictions on its ability to make capital expenditures. In light of continued high fuel prices and downward pressure on its fares, there can be no assurance that the Company can continue to comply with the Cash Collateral Agreement.
      The ATSB Loan also contains covenants that limit, among other things, the Company’s ability to pay dividends, make additional corporate investments and acquisitions, enter into mergers and consolidations and modify certain concessions obtained as part of the Prior Bankruptcy. The ATSB Loan contains certain mandatory prepayment events including, among other things, (i) the occurrence of certain asset sales and the issuance of certain debt or equity securities and (ii) the decrease in value of the collateral pledged in respect of the ATSB Loan below specified coverage levels. During the three months ended March 31, 2005, the Company made approximately $6 million in prepayments on the ATSB Loan with proceeds received from asset sales.
      As of March 31, 2005, $712 million was outstanding under the ATSB Loan. The ATSB Loan is reflected as a current liability on the accompanying balance sheet at a book value of $697 million, which is net of $15 million of unamortized discount, and is not subject to compromise. As of March 31, 2005, the Company’s $513 million in unrestricted cash and cash equivalents was available to support daily operations, subject to certain conditions and limitations under the Cash Collateral Agreement.
      On February 18, 2005, the Company announced that it reached an agreement with Eastshore Aviation, LLC, an investment entity owned by Air Wisconsin Airlines Corporation and its shareholders (Air Wisconsin), on a $125 million financing commitment to provide equity funding for a plan of reorganization. The $125 million facility is in the form of a debtor in possession term loan. After receiving approval from the Bankruptcy Court, $75 million was drawn under the facility on March 1, 2005. The first of two $25 million increments was drawn on April 4, 2005. This loan is second only to the ATSB Loan with regard to the Company’s assets that are pledged as collateral. Upon emergence from Chapter 11, the $125 million financing package would then convert to equity in the reorganized US Airways Group. The interest on the facility is LIBOR plus 6.5% as determined as of the draw date of each increment. Interest is payable quarterly in arrears. As part of this agreement, US Airways and Air Wisconsin also entered into a regional jet services agreement under which Air Wisconsin may, but is not required to, provide regional jet service under a US Airways Express code share arrangement. On April 8, 2005, Air Wisconsin notified the Company of its intention to deploy 70 regional jets, the maximum number provided for in the agreement, into the US Airways Express network.
      On March 14, 2005, the Company announced that it reached an agreement with Republic Airways Holding, Inc. (Republic) and its majority shareholder, Wexford Capital LLC (Wexford), on an equity and financing package that includes a $125 million equity investment upon emergence from Chapter 11 and options for obtaining $110 million of other liquidity enhancements prior to emergence. The implementation of transactions under the agreement was approved by the Bankruptcy Court on March 31, 2005. The investment agreement is subject to certain conditions that include the Company and Wexford reaching an agreement on a business plan for the reorganized US Airways Group and the requirement that the Company receive aggregate cash equity investments of not less than $350 million upon emergence from Chapter 11.
      The agreement with Republic and Wexford also provides that US Airways may exercise an option to obtain $110 million of additional liquidity through the sale of certain assets, including ten currently owned EMB-170 regional aircraft, three EMB-170 regional jet aircraft currently scheduled for delivery, other regional jet related assets such as a flight simulator and other items and certain commuter slots at Reagan National Airport and LaGuardia Airport. US Airways also has the option to assign the leases for an additional 15 EMB-170 regional jet aircraft. Upon the sale and assignment of the leases for the aircraft, Republic would enter into a regional jet services agreement with the Company that would continue the operation of the aircraft as US Airways Express. Republic would lease back the slots to US Airways and US Airways would have the right to repurchase the slots at a predetermined price. In the event that the Company does not exercise the slot sale/leaseback option, Republic has the option to purchase and assume the debt and leases for all of the Company’s Embraer regional jets and fly them as US Airways Express.
Transformation Plan
      Since filing for bankruptcy on September 12, 2004, the Company has achieved cost-savings agreements with its principal collective bargaining groups. Effective January 2005, US Airways terminated its three mainline defined benefit plans and has recognized a curtailment gain of $24 million and a $91 million minimum pension liability adjustment in the first quarter of 2005 in connection with the termination, which is included in Reorganization items in the Statement of Operations. The Pension Benefit Guaranty Corporation (PBGC) was appointed trustee of the plans effective February 1, 2005. The Company continues to carry a liability of $948 million related to the three terminated plans, classified within Liabilities Subject to Compromise on the Balance Sheet. The liability will be adjusted at such time that the amount of the PBGC claim approved by the Bankruptcy Court is known. Also in January 2005, the Bankruptcy Court approved settlement agreements between US Airways and its unions and the court-appointed Section 1114 Committee, representing retirees other than those represented by the International Association of Machinists and Aerospace Workers (IAM) and the Transport Workers Union (TWU), to begin the significant curtailment of postretirement benefits. As a result of the curtailment of these benefits, the Company recognized a gain of $183 million in the first quarter of 2005, which is included in Reorganization items in the Statement of Operations.
      Pursuant to the Company’s Transformation Plan and newly ratified collective bargaining agreements, the Company implemented voluntary furlough and termination programs across several of its employee groups. In the first quarter of 2005, the Company recognized a $51 million charge, which is included in Reorganization items in the Statement of Operations, associated with termination payments and health care benefits for approximately 2,300 employees participating in these voluntary programs. The majority of employees expected to participate in voluntary terminations notified the Company by March 31, 2005.
      In connection with the outsourcing of a portion of the Company’s aircraft maintenance and certain fleet service operations, the closing of its Pittsburgh reservation center, and the closing of certain airport clubs and city ticket offices, the Company involuntarily terminated or furloughed approximately 2,300 employees. In the first quarter of 2005, the Company recognized a $44 million charge, which is included in Reorganization items in the Statement of Operations, associated with contractual severance payments and healthcare benefits for those employees. Notification for the majority of planned involuntary terminations was completed in the first quarter of 2005.
      The Company expects to make $79 million of termination and benefit payments during the remainder of 2005, $9 million in 2006 and approximately $1 million per year in the years 2007 through 2013.
Aircraft Financing
      The Company has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. On November 19, 2004, the Bankruptcy Court approved the Company’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. The Company reached a comprehensive agreement with GECAS and GE Engine Service (GEES) (the GE Master Memorandum of Understanding or Master MOU) on aircraft leasing and financing and engine services, which provides the Company with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets.
      Pursuant to the Regional Jet Leasing Term Sheet under the Master MOU, General Electric Credit Corporation (GECC) or its affiliates have agreed to provide leases for up to 31 regional jet aircraft. These aircraft will consist of 70- to 100-seat regional jet aircraft manufactured by Bombardier, Inc. (Bombardier) and/or EMBRAER-Empresa Brasileira de Aeronautica SA (Embraer) in a mix and subject to such other terms to be agreed mutually by GECC and US Airways. During the first quarter of 2005, GECC leased six CRJ-700s to US Airways with terms expiring on the earlier of the Debtors’ emergence from Chapter 11 and June 30, 2005. These leases may be extended. To effectuate the contemplated regional jet leasing, US Airways and GECC reinstated that portion of the RJ Lease Transaction and Debt Financing Agreement, dated as of December 18, 2003 (RJ Lease Agreement), pursuant to which GECC has agreed to provide single investor lease transactions (provided that the obligations under the reinstated RJ Lease Agreement will not be afforded administrative expense status), with certain additional terms and conditions. Each such lease will be a postpetition agreement, but only rent payable through June 30, 2005 (as such date may be extended) and return obligations thereunder will be offered administrative expense status. All other claims under each such lease, including rejection damages, will be unsecured prepetition claims.
      In December 2004, the Company reached aircraft leasing and financing agreements with Embraer and Bombardier, which were approved by the Bankruptcy Court in January 2005. Pursuant to the agreement reached with Embraer, the Company purchased and took delivery of three EMB-170 aircraft in January 2005 and committed to purchase and take delivery of three additional EMB-170 aircraft by March 31, 2005. The purchase of the three EMB-170s delivered in January 2005 was financed by Embraer through a mortgage loan facility and the application of $17 million of existing purchase deposits held by Embraer. As discussed below, the Company did not take delivery of the second three aircraft in March 2005. Additionally, $12 million of purchase deposits held by Embraer will be used to fund an Embraer loan reserve. Embraer will apply the reserve funds in the amounts and on the dates as and when payments are due under the Embraer loans during the period from October 1, 2004 through July 31, 2005 in full satisfaction of the Company’s payment obligations with respect to such Embraer loans during such period. Upon delivery of the first three EMB-170s, which occurred in January 2005, unless the Company assumes the Embraer aircraft purchase agreement pursuant to Section 365 of the Bankruptcy Code, no further obligations arise on the part of the Company or Embraer with respect to the purchase and delivery of any aircraft, other than those obligations that arise from or are related to the purchase and delivery of the final three EMB-170s scheduled for March 2005. Embraer and the Company have agreed to negotiate a new delivery schedule upon the Company’s assumption of the Embraer aircraft purchase agreement.
      Due to the Company’s failure to take delivery by March 31, 2005 of the remaining three EMB-170 aircraft, damages accrue from and after April 1, 2005 until the delivery of the aircraft at the rate of $162,795 per month per aircraft. If the aircraft are not delivered by July 31, 2005, Embraer’s obligation to deliver such aircraft will terminate and its damages with respect to such undelivered aircraft may be as much as $10 million for all three aircraft (rather than at the rate of $162,795 per month per aircraft), with Embraer having the right to apply any remaining purchase deposits against Embraer’s aggregate damages. The Company is currently working to secure financing for these aircraft and recorded a charge of $2 million in the first quarter of 2005, which is included in Reorganization items in the Statement of Operations, associated with penalties expected to be incurred.
      Under the agreement reached with Bombardier, the Company acquired three new CRJ-700 aircraft in January 2005. The purchase was financed through the application of $28 million of existing purchase deposits held by Bombardier, $2 million in cash and a financed lease facility with DVB Bank AG. Additionally, $4 million of existing purchase deposits held by Bombardier were used to satisfy existing defaults and cure payments. So long as the Company continues to operate under the protection of Chapter 11 in compliance with the Bankruptcy Code, no obligations will arise on the part of the Company or Bombardier with respect to the purchase and delivery of any aircraft.
      As of March 31, 2005, aircraft manufacturers held purchase deposits of $76 million related to the acquisition of aircraft.

2.	Basis of Presentation
      The accompanying Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements contained in US Airways Group’s Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2004. The accompanying Condensed Consolidated Financial Statements include the accounts of US Airways Group and its wholly owned subsidiaries. Principal subsidiaries include US Airways, Allegheny Airlines, Inc., Piedmont Airlines, Inc. and PSA Airlines, Inc. Effective July 1, 2004, Allegheny Airlines merged with Piedmont Airlines, with Piedmont Airlines as the surviving entity. All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the 2005 presentation.
      Management believes that all adjustments, consisting of normally recurring items, necessary for a fair presentation of results have been included in the Condensed Consolidated Financial Statements for the interim periods presented, which are unaudited. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The principal areas of judgment relate to impairment of goodwill, impairment of long-lived assets and intangible assets, passenger revenue recognition, frequent traveler programs, and pensions and other postretirement benefits.

3.	Reorganization Items and Liabilities Subject to Compromise
          (a)            Reorganization items
      The accompanying consolidated financial statements have been prepared in accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (SOP 90-7) and on a going-concern basis. SOP 90-7 requires that the financial statements for periods following the Chapter 11 filing through emergence distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, revenues, expenses, realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business are reported separately as Reorganization items in the Statements of Operations. Reorganization items, net as shown on the Statement of Operations consisted of the following for the three months ended March 31, 2005 (in millions):

Gain related to curtailment postretirement benefits (a)	$183
Gain related to curtailment of pension plans (a)	24
Interest on accumulated cash	2
Severance including benefits (b)	(95)
Minimum pension liability adjustment (a)	(91)
Professional fees	(15)
Damage and deficiency claims (c)	(8)
Aircraft order penalties (d)	(2)

Reorganization items, net	$(2)

(a)	In January 2005, the Bankruptcy Court approved settlement agreements between US Airways and its unions and the court-appointed Section 1114 Committee, representing retirees other than those represented by the IAM and TWU, to begin the significant curtailment of postretirement medical benefits. The Company recognized a gain of $183 million in connection with this curtailment. Also in January 2005, US Airways terminated its three mainline defined benefit plans. The Company recognized a curtailment gain of $24 million and a $91 million minimum pension liability adjustment in connection with the terminations. See also Notes 1 and 6.

(b)	In connection with the Transformation Plan and new labor agreements, approximately 4,600 employees across several of the Company’s labor groups were involuntarily terminated or participated in voluntary furlough and termination programs. See also Note 1.

(c)	Damage and deficiency claims arise as a result of the Company’s election to restructure, abandon or reject aircraft debt and leases during the bankruptcy proceedings.

(d)	As a result of the Company’s bankruptcy filing in September 2004, the Company does not expect to be able to secure the financing necessary to take on-time delivery of three scheduled regional jet aircraft and therefore accrued penalties of $2 million in the first quarter of 2005. See also Note 1.

(b)	Liabilities Subject to Compromise
      SOP 90-7 also requires that prepetition liabilities subject to compromise should be distinguished from both prepetition liabilities that are not subject to compromise and postpetition liabilities. Liabilities subject to compromise are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. The following table summarizes the components of Liabilities Subject to Compromise as of March 31, 2005 (in millions):

Debt and capital leases	$2,387
Postretirement and other employee related expenses	2,607
Other accrued expenses	548
Accounts payable	188
Aircraft-related accruals and deferrals	84

Total Liabilities Subject to Compromise	$5,814

4.	Earnings (Loss) per Common Share
      Basic Earnings (Loss) per Common Share (EPS) is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the maximum dilution that would result after giving effect to dilutive stock options, warrants, and non-vested restricted stock. The number of additional shares is calculated by assuming that outstanding, in-the-money stock options and warrants were exercised and the proceeds from such exercises were used to buy back shares of common stock at the average market price for the reporting period.
      For the three months ended March 31, 2005, 21.1 million stock options, warrants and non-vested shares of restricted stock have been excluded from the computation of diluted EPS because of the antidilutive effect on EPS.
      For the three months ended March 31, 2004, 22.3 million stock options, warrants and non-vested shares of restricted stock have been excluded from the computation of diluted EPS because of the antidilutive effect on EPS.

5.	Income Taxes
      The Company recorded no income tax provision for the first quarter of 2005 or 2004. The Company continues to record a full valuation allowance against its net deferred tax asset due to the uncertainty regarding the ultimate realization of the asset.
      In the event that the Company were to experience a change in ownership, as defined by Internal Revenue Code Section 382, upon emergence from the current Chapter 11 filing, the annual usage of any remaining tax attributes that were generated prior to the change in ownership would be substantially limited. The amount of limitation will be determinable at the time of emergence from the current Chapter 11 reorganization.

6.	Employee Benefit Plans
      Components of the net and total periodic benefit cost for the three months ended March 31, 2005 and March 31, 2004 include the following (in millions):

			Other
			Postretirement
	Pension Benefit		Benefits

	2005	2004	2005	2004

Service cost	$2	$10	$6	$12
Interest cost	7	38	15	25
Expected return on plan assets	(5)	(32)	—	—
Amortization of:
Prior service benefit	—	—	(13)	(4)
Actuarial gain	—	—	(3)	—

Net periodic cost	4	16	5	33
Curtailment gain	(24)	—	(183)	—

Total (income) cost	$(20)	$16	$(178)	$33

      On November 12, 2004, US Airways filed a motion requesting a determination from the Bankruptcy Court that US Airways satisfied the financial requirements for a “distress termination” of the Retirement Plan for Flight Attendants in the Service of US Airways, Inc. (AFA Plan), the Pension Plan for Employees of US Airways, Inc. Who Are Represented by the International Association of Machinists and Aerospace Workers (IAM Plan), and the Retirement Plan for Certain Employees of US Airways, Inc. (CE Plan) under section 4041(c)(2)(B)(ii)(IV) of the Employee Retirement Security Act of 1974, as amended (ERISA), and approval of each such plan’s termination. These plans were projected to have benefit obligations and plan assets aggregating $2.7 billion and $1.7 billion, respectively, as of September 30, 2004, the most recent valuation date. On January 6, 2005, the Bankruptcy Court entered an order (i) finding that the financial requirements under section 4041(c)(2)(B)(ii)(IV) of ERISA for a distress termination of the plans had been met and (ii) approving termination of the plans. The AFA Plan and the IAM Plan were terminated effective January 10, 2005, by agreement between the PBGC and US Airways. The CE Plan was terminated effective

January 17, 2005, by agreement between the PBGC and US Airways. Effective February 1, 2005, the PBGC was appointed trustee for each of the three plans.
      Upon termination of the plans, the Company recognized a curtailment gain of $24 million and a $91 million minimum pension liability adjustment, included in Reorganization items, net in the Statement of Operations. The PBGC has filed claims totaling approximately $13 billion. The Company believes these claims may potentially be reduced. The Company continues to carry a liability of $948 million related to the three terminated plans, classified within Liabilities Subject to Compromise on the Balance Sheet. The liability will be adjusted at such time that the amount of the PBGC claim approved by the Bankruptcy Court is known.
      During hearings in late 2004 and January 2005, the Bankruptcy Court approved various settlement agreements between US Airways and its unions, and between US Airways and the court-appointed Section 1114 Committee (representing retirees not represented by the unions) to begin the significant curtailments of postretirement benefits. Effective March 1, 2005, those benefits were significantly reduced. US Airways re-measured its obligations downward by approximately $1.1 billion and recognized a curtailment gain of $183 million. Since the re-measurement created a significant unrecognized prior service gain, US Airways expects to recognize net periodic other postretirement benefit income until the time of emergence from bankruptcy. At that time all unrecognized items will be recognized under SOP 90-7.

7.	Comprehensive Income (Loss)
      Comprehensive income (loss) was $(168) million and $(156) million for the three months ended March 31, 2005 and 2004, respectively. Comprehensive income encompasses net income and “other comprehensive income,” which includes all other non-owner transactions and events that change stockholders’ equity. Other comprehensive income includes changes in the fair value of certain derivative financial instruments and adjustments for minimum pension liabilities.

8.	Recent Accounting Pronouncements and Changes
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123(R)), which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under Accounting Principle Board Opinion No. 25. The Company previously adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” upon emergence from the Prior Bankruptcy on March 31, 2003. Accordingly, the Company believes SFAS 123(R) will not have a material impact on its financial statements. The Company currently expects to adopt SFAS 123(R) upon the earlier of emergence from Chapter 11 or January 1, 2006, the new effective date.

Consolidated Financial Statements of US Airways Group
Management’s Report on Internal Control over Financial Reporting
      Management of US Airways Group, Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
      Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2004.
      The Company’s independent registered public accounting firm has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. That report has been included herein.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
US Airways Group, Inc.:
      We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting that US Airways Group, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by COSO.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of US Airways Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2004 and the nine months ended December 31, 2003 for the Successor Company and the three months ended March 31, 2003 and the year ended December 31, 2002 for the Predecessor Company and our report dated February 25, 2005 expressed an unqualified opinion on those financial statements. Our report included an explanatory paragraph that states that the Company’s significant recurring losses, accumulated deficit and voluntary petition seeking to reorganize under Chapter 11 of the federal bankruptcy laws raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ KPMG LLP
McLean, Virginia
February 25, 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
US Airways Group, Inc.:
      We have audited the accompanying consolidated balance sheets of US Airways Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2004 and the nine months ended December 31, 2003 for the Successor Company and the three months ended March 31, 2003 and the year ended December 31, 2002 for the Predecessor Company. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of US Airways Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and nine months ended December 31, 2003 for the Successor Company and the three months ended March 31, 2003 and the year ended December 31, 2002 for the Predecessor Company, in conformity with U.S. generally accepted accounting principles.
      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant recurring losses from operations, has an accumulated deficit and as discussed in Note 1 to the consolidated financial statements, filed a voluntary petition seeking to reorganize under Chapter 11 of the federal bankruptcy laws which raise substantial doubt about its ability to continue as a going concern. Although the Company is currently operating as a debtor-in-possession under the jurisdiction of the Bankruptcy Court, the continuation of the business as a going concern is contingent upon, among other things: (1) the ability to maintain compliance with all terms of its ATSB Loan; (2) the ability of the Company to successfully achieve required cost savings to complete its restructuring; (3) the ability of the Company to generate cash from operations and to maintain adequate cash on hand; (4) the resolution of the uncertainty as to the amount of claims that will be allowed and as to a number of disputed claims which are materially in excess of amounts reflected in the accompanying consolidated financial statements; (5) the ability of the Company to confirm a plan of reorganization under the Bankruptcy Code and obtain the required debt and equity financing to emerge from bankruptcy protection; and (6) the Company’s ability to achieve profitability. Management’s plans in regard to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
      As discussed in Note 2(b) to the consolidated financial statements, on March 18, 2003, the Bankruptcy Court confirmed the Company’s Plan of Reorganization (the 2003 Plan) related to its prior Chapter 11 proceeding. The 2003 Plan became effective on March 31, 2003 and the Company emerged from the prior Chapter 11 proceeding. In connection with its emergence from the prior Chapter 11 proceeding, the Company adopted fresh-start reporting pursuant to Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” as of March 31, 2003. As a result, the consolidated financial statements of the Successor Company are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable in all respects. As discussed in Notes 2(m) and 9 to the consolidated financial statements, effective April 1, 2003, the Company changed its method of accounting for stock-based compensation as described by Statement of Financial Accounting Standards No. 148,

“Accounting for Stock-Based Compensation — Transition and Disclosure.” As discussed in Note 2(n) to the consolidated financial statements, effective January 1, 2002 the Company changed its method of accounting for engine maintenance at PSA Airlines, Inc. a wholly owned subsidiary of the Company.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
/s/ KPMG LLP
McLean, Virginia
February 25, 2005

US Airways Group, Inc.
(Debtor-in-Possession)
Consolidated Statements of Operations
(dollars in millions, except share and per share amounts)

	Successor Company		Predecessor Company

	Year Ended	Nine Months Ended	Three Months Ended	Year Ended
	Dec. 31, 2004	Dec. 31, 2003	Mar. 31, 2003	Dec. 31, 2002

Operating Revenues
Passenger transportation	$6,345	$4,775	$1,358	$6,282
Cargo and freight	132	97	35	141
Other	640	440	141	554

Total Operating Revenues	7,117	5,312	1,534	6,977
Operating Expenses
Personal costs	2,439	2,040	622	3,255
Aviation fuel	1,099	617	213	782
US Airways Express capacity purchases	801	515	130	482
Aircraft rent	449	322	109	525
Other rent and landing fees	419	323	106	429
Selling expenses	394	316	91	442
Aircraft maintenance	361	314	88	405
Depreciation and amortization	248	172	70	309
Special items	—	34	—	320
Government compensation	—	(214)	—	3
Other	1,285	917	312	1,342

Total Operating Expenses	7,495	5,356	1,741	8,294

Operating Income	(378)	(44)	(207)	(1,317)
Other Income (Expense)
Interest income	12	15	1	22
Interest expense, net	(242)	(170)	(73)	(315)
Reorganization items, net	(35)	—	1,917	(294)
Other, net	22	36	(3)	(11)

Other Income (Expense), Net	(243)	(119)	1,842	(598)

Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Change	(621)	(163)	1,635	(1,915)
Income Tax Provision (Benefit)	(10)	11	—	(252)

Income (Loss) Before Cumulative Effect of Accounting Change	(611)	(174)	1,635	(1,663)
Cumulative Effect of Accounting Change	—	—	—	17

Net Income (Loss)	$(611)	$(174)	$1,635	$(1,646)

Earnings (Loss) per Common Share
Basic
Before Cumulative Effect of Accounting Change	$(11.19)	$(3.25)	$24.02	$(24.45)
Cumulative Effect of Accounting Change	—	—	—	0.25

Net Earnings (Loss) per Common Share	$(11.19)	$(3.25)	$24.02	$(24.20)

Diluted
Before Cumulative Effect of Accounting Change	$(11.19)	$(3.25)	$24.02	$(24.45)
Cumulative Effect of Accounting Change	—	—	—	0.25

Net Earnings (Loss) per Common Share	$(11.19)	$(3.25)	$24.02	$(24.20)

Shares Used for Computation (000)
Basic	54,597	53,495	68,076	68,040
Diluted	54,597	53,495	68,076	68,040
See accompanying Notes to Condensed Consolidated Financial Statements.

US Airways Group, Inc.
(Debtor-in-Possession)
Consolidated Balanced Sheets
(dollars in millions, except share and per share amounts)

	December 31,

	2004	2003

ASSETS
Current Assets
Cash and cash equivalents	$738	$929
Short-term investments	—	358
Restricted cash	99	151
Receivables, net	252	251
Materials and supplies, net	177	196
Prepaid expenses and other	147	170

Total Current Assets	1,413	2,055
Property and Equipment
Flight equipment	3,176	2,573
Ground property and equipment	372	369
Less accumulated depreciation and amortization	(316)	(127)

	3,232	2,815
Purchase deposits for flight equipment	138	213

Total Property and Equipment	3,370	3,028
Other Assets
Goodwill	2,490	2,475
Other intangibles, net	532	572
Restricted cash	527	399
Other assets, net	90	26

Total Other Assets	3,639	3,472

	$8,422	$8,555

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Current maturities of debt	$721	$360
Accounts payable	353	376
Traffic balances payable and unused tickets	820	835
Accrued aircraft rent	51	78
Accrued salaries, wages and vacation	162	197
Other accrued expenses	276	707

Total Current Liabilities	2,383	2,553
Noncurrent Liabilities and Deferred Credits
Long-term debt, net of current maturities	—	2,630
Deferred gains and credits, net	44	439
Postretirement benefits other than pensions	2	1,651
Employee benefit liabilities and other	248	1,110

Total Noncurrent Liabilities and Deferred Credits	294	5,830
Liabilities Subject to Compromise	6,179	—
Commitments and Contingencies
Stockholders’ Equity (Deficit)
Class A Common Stock, par value $1 per share, 50,616,000 and 48,979,000 shares outstanding, respectively	51	49
Class B Common Stock, par value $1 per share, 5 million shares outstanding	5	5
Paid-in capital	410	392
Accumulated deficit	(785)	(174)
Common stock held in treasury, at cost	(3)	(1)
Deferred compensation	(14)	(44)
Accumulated other comprehensive loss	(98)	(55)

Total Stockholders’ Equity (Deficit)	(434)	172

	$8,422	$8,555

See accompanying Notes to Condensed Consolidated Financial Statements.

US Airways Group, Inc.
(Debtor-in-Possession)
Consolidated Statements of Cash Flows
(in millions)

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	March 31,	December 31,
	2004	2003	2003	2002

Cash flows from operating activities
Net income (loss)	$(611)	$(174)	$1,635	$(1,646)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities
Gain on debt discharge	—	—	(3,938)	—
Fresh start adjustments	(15)	—	1,107	—
Non-cash impairments and other special items	—	—	809	442
Other reorganization items	35	—	—	—
Depreciation and amortization	248	172	70	309
Gains on dispositions of property	—	—	(4)	(2)
Amortization of deferred gains and credits	(63)	(65)	(10)	(48)
Cumulative effect of accounting change	—	—	—	(17)
Stock-based compensation	50	125	—	—
Other	7	18	138	160
Changes in certain assets and liabilities
Decrease (increase) in receivables	1	44	(67)	23
Decrease (increase) in materials and supplies, prepaid expenses and other assets	(22)	(25)	(6)	454
Increase (decrease) in traffic balances payable and unused tickets	(15)	(89)	140	(33)
Increase (decrease) in accounts payable and accrued expenses	262	47	(95)	(33)
Increase in postretirement benefits other than pensions, noncurrent	45	62	29	89

Net cash provided by (used for) activities before reorganization items	(78)	115	(192)	(302)
Reorganization items, net	(11)	—	(90)	(62)

Net cash provided by (used for) activities	(89)	115	(282)	(364)
Cash flows from investing activities
Capital expenditures and purchase deposits for flight equipment, net	(217)	(207)	(8)	(146)
Proceeds from dispositions of property	18	18	2	100
Decrease (increase) in short-term investments	358	(289)	(19)	430
Decrease (increase) in restricted cash and investments	(76)	24	(57)	(370)
Other	—	32	(7)	8

Net cash provided by (used for) investing activities	83	(422)	(89)	22
Cash flows from financing activities
Proceeds from issuance of debt	240	52	1,081	167
Proceeds from issuance of Debtor-in-Possession financings	—	—	131	375
Proceeds from issuance of preferred stock, common stock and warrants	—	—	240	—
Principal payments on long-term debt and capital lease obligations	(425)	(50)	(35)	(133)
Principal payments on Debtor-in-Possession financings	—	—	(431)	(75)
Sales of treasury stock	—	34	—	—

Net cash provided by (used for) financing activities	(185)	36	986	334

Net increase (decrease) in Cash and Cash equivalents	(191)	(271)	615	(8)

Cash and Cash equivalents at beginning of period	929	1,200	585	593

Cash and Cash equivalents at end of period	738	929	1,200	585

Noncash investing and financing activities
Flight equipment acquired through issuance of debt	345	30	—	77
Supplemental Information
Interest paid during the period	165	130	72	248
Income taxes refunded (paid) during the period	11	(18)	2	177
See accompanying Notes to Condensed Consolidated Financial Statements.

US Airways Group, Inc.
(Debtor-in-Possession)
Consolidated Statements of Stockholders’ Equity (Deficit)
Three Years Ended December 31, 2004
(dollars in millions, except share amounts)

								Accumulated Other Comprehensive
								Income (loss), Net of Income Tax Effect

								Unrealized
								Gain	Unrealized	Adjustment
						Common		(Loss) on	Gain	for		Compre-
		Class A	Class B			Stock Held	Deferred	Available-	(Loss) on	Minimum		hensive
	Common	Common	Common	Paid-in	Accumulated	in	Compen-	for-Sale	Cash Flow	Pension		Income
	Stock	Stock	Stock	Capital	Deficit	Treasury	sation	Securities	Hedges	Liability	Total	(Loss)

Predecessor Company:
Balance as of December 31, 2001	$101	$—	$—	$2,185	$(2,937)	$(1,749)	$(62)	$2	$(17)	$(138)	$(2,615)
Grant of 753,000 shares of non-vested stock	—	—	—	—	—	5	(5)	—	—	—	—
Reversion of 242,000 shares of previously-granted non-vested stock	—	—	—	—	—	(5)	5	—	—	—	—
Reissuance of shares held in treasury for less than cost	—	—	—	(38)	—	38	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	7	—	—	—	7
Write off of ESOP deferred compensation	—	—	—	—	—	—	50	—	—	—	50
Unrealized loss on available-for-sale securities, net of reclassification adjustment	—	—	—	—	—	—	—	(2)	—	—	(2)	$(2)
Unrealized gain on fuel cash flow hedges, net of reclassification adjustment	—	—	—	—	—	—	—	—	27	—	27	27
Minimum pension liability change	—	—	—	—	—	—	—	—	—	(742)	(742)	(742)
Net loss	—	—	—	—	(1,646)	—	—	—	—	—	(1,646)	(1,646)

Total comprehensive loss												$(2,363)

Balance as of December 31, 2002	101	—	—	2,147	(4,583)	(1,711)	(5)	—	10	(880)	(4,921)
Unrealized loss on fuel cash flow hedges, net of reclassification adjustment	—	—	—	—	—	—	—	—	(11)	—	(11)	$(11)
Termination of pilot pension plan	—	—	—	—	—	—	—	—	—	85	85	85
Net income	—				1,635	—	—	—	—	—	1,635	1,635
Reorganization adjustments:
Cancellation of Predecessor common stock	(101)	—	—	(2,147)	—	1,711	—	—	—	—	(537)
Adjustments to Stockholders’ Deficit in connection with reorganization	—	—	—	—	2,948	—	5	—	1	795	3,749	796
Issuance of Class A Common Stock to labor groups	—	23	—	146	—	—	(169)	—	—	—	—
Issuance of Class A and Class B Common Stock to creditors and investors	—	26	5	238	—	—	—	—	—	—	269

Total comprehensive income												$2,505

Successor Company:
Balance as of March 31, 2003	$—	$49	$5	$384	$—	$—	$(169)	$—	$—	$—	$269
(continued on following page)

US Airways Group, Inc.
(Debtor-in-Possession)
Consolidated Statements of Stockholders’ Equity (Deficit) — (Continued)
Three Years Ended December 31, 2004
(dollars in millions, except share amounts)

								Accumulated Other Comprehensive
								Income (loss), Net of Income Tax Effect

								Unrealized
								Gain	Unrealized	Adjustment
						Common		(Loss) on	Gain	for		Compre-
		Class A	Class B			Stock Held	Deferred	Available-	(Loss) on	Minimum		hensive
	Common	Common	Common	Paid-in	Accumulated	in	Compen-	for-Sale	Cash Flow	Pension		Income
	Stock	Stock	Stock	Capital	Deficit	Treasury	sation	Securities	Hedges	Liability	Total	(Loss)

Successor Company:
Balance as of March 31, 2003	$—	$49	$5	$384	$—	$—	$(169)	$—	$—	$—	$269
Common stock surrendered for tax withholdings	—	—	—	—	—	(35)	—	—	—	—	(35)
Private placement of Class A common shares	—	—	—	—	—	34	—	—	—	—	34
Amortization of deferred compensation	—	—	—	8	—	—	125	—	—	—	133
Unrealized gain on fuel cash flow hedges, net of reclassification adjustment	—	—	—	—	—	—	—	—	31	—	31	$31
Minimum pension liability change	—	—	—	—	—	—	—	—	—	(86)	(86)	(86)
Net loss	—	—	—	—	(174)	—	—	—	—	—	(174)	(174)

Total comprehensive loss												$(229)

Balance as of December 31, 2003	—	49	5	392	(174)	(1)	(44)	—	31	(86)	172
Restricted stock vestings	—	2	—	(2)	—	—	—	—	—	—	—
Common Stock surrendered for tax withholdings	—	—	—	—	—	(2)	—	—	—	—	(2)
Amortization of deferred compensation	—	—	—	20	—	—	30	—	—	—	50
Unrealized loss on fuel cash flow hedges, net	—	—	—	—	—	—	—	—	(9)	—	(9)	$(9)
Minimum pension liability change	—	—	—	—	—	—	—	—	—	(34)	(34)	(34)
Net loss	—	—	—	—	(611)	—	—	—	—	—	(611)	(611)

Total comprehensive loss												$(654)

Balance as of December 31, 2004	$—	$51	$5	$410	$(785)	$(3)	$(14)	$—	$22	$(120)	$(434)

See accompanying Notes to Consolidated Financial Statements.

US Airways Group, Inc.
Notes to Consolidated Financial Statements

1.	Chapter 11 Reorganization
Chapter 11 Proceedings
      On September 12, 2004, US Airways Group, Inc. (US Airways Group or the Company) and its domestic subsidiaries (collectively, the Debtors), which account for substantially all of the operations of the Company, including its principal operating subsidiary, US Airways, Inc. (US Airways), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (Bankruptcy Code) in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Bankruptcy Court) (Case Nos. 04-13819-SSM through 04-13823-SSM). Each of the Debtors in these cases had previously filed a voluntary petition for relief under Chapter 11 on August 11, 2002 (the Prior Bankruptcy). The Debtors emerged from the Prior Bankruptcy under the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Affiliated Debtors and Debtors-in-Possession, As Modified (the 2003 Plan), which was confirmed pursuant to an order of the Bankruptcy Court on March 18, 2003 and became effective on March 31, 2003.
      Before emerging from the Prior Bankruptcy in 2003, the Company examined virtually every phase of its contracts and operations and had significantly reduced costs. The Company reduced its mainline capacity, realigned its network to maximize yield, initiated a business plan to use more regional jets and procured financing for these aircraft, and expanded its alliance with other carriers. However, after emerging from the Prior Bankruptcy, the Company continued to incur substantial losses from operations. The primary factors contributing to these losses include the reduction in domestic industry unit revenue and significant increases in fuel prices. The downward pressure on domestic industry revenue is a result of the rapid growth of low-fare, low-cost airlines, the increasing transparency of fares through Internet sources and other changes in fare structures that have resulted in substantially lower fares for many business and leisure travelers. The competitive environment continued to intensify throughout 2004, particularly in key markets such as Philadelphia, Washington, D.C., Boston and New York.
      Throughout the spring and summer of 2004, the Company communicated with key stakeholders and the public its plan to transform US Airways into a fully competitive and profitable airline (the Transformation Plan). A key element of the Transformation Plan is significant reductions in labor costs through changes to the Company’s collective bargaining agreements. The Company aggressively sought the necessary agreements to allow full implementation of the Transformation Plan without the need for filing new Chapter 11 cases but was unable to do so in a timely manner. As a result of the recurring losses, declining available cash, and risk of defaults or cross defaults under certain key financing and operating agreements, it was necessary for the Debtors to file voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code on September 12, 2004.
      At hearings held on September 13, 2004, the Bankruptcy Court granted the Company’s first day motions for relief designed to stabilize its operations and business relationships with customers, vendors, employees and others and entered orders granting permission to the Debtors to, among other things: (a) pay employee wages and continue benefits, such as medical and dental insurance; (b) honor prepetition obligations to customers and continue customer programs, including US Airways’ Dividend Miles program; (c) pay for fuel under existing supply contracts, and honor existing fuel supply, distribution and storage agreements; (d) assume certain contracts related to interline agreements with other airlines; (e) pay prepetition obligations to certain foreign vendors, foreign service providers and foreign governments; and (f) continue maintenance of existing bank accounts and existing cash management systems. The Bankruptcy Court also approved the interim agreement reached between the Company, the Air Transportation Stabilization Board (ATSB) and the lenders under the $1 billion loan, obtained upon emergence from the Prior Bankruptcy and substantially guaranteed by the ATSB, to allow the Company continued use of the cash collateral securing the loan (see Note 4 for further discussion of the ATSB Loan and subsequent amendments).

      Since filing for bankruptcy on September 12, 2004, the Company has achieved cost-savings agreements with all of its collective bargaining groups. Through a motion filed under Section 1113(e) of the Bankruptcy Code on September 24, 2004, the Company sought interim relief from their collective bargaining agreements (CBAs) with the Air Line Pilots Association (ALPA), Association of Flight Attendants-Communications Workers of America (AFA), Transport Workers Union (TWU), Communications Workers of America (CWA) and International Association of Machinists and Aerospace Workers (IAM). On October 15, 2004, the Bankruptcy Court approved base rates of pay reductions of 21% through February 15, 2005 or entry of an order approving a new CBA or granting final relief under Section 1113(c) of the Bankruptcy Code. Reductions to pension contributions and certain work rule changes were also approved. The interim relief order did not apply to ALPA or TWU, whose members reached and ratified agreements prior to the interim relief going into effect. Agreements with the CWA and AFA were reached in December 2004 and were subsequently ratified. On January 6, 2005, the Bankruptcy Court approved the Company’s request to reject the IAM CBAs and approved the termination of the three mainline defined benefit plans. The IAM subsequently ratified Company cost-savings proposals on January 21, 2005. As part of these negotiations and subsequent ratifications, all collective bargaining groups had their pension plans reduced or eliminated. See Note 5(a) for further detail on the termination of US Airways’ three defined benefit plans. In addition, the Bankruptcy Court has also approved various settlement agreements between the Company and the court-appointed Section 1114 Committee representing retirees other than those represented by the IAM to begin the significant curtailment of postretirement benefits.
      In addition to the cost savings achieved with labor groups, the Company also implemented pay and benefit reductions for its current management and other non-union employees, including reductions to base pay, workforce reductions and modifications to vacation and sick time accruals. The Company also implemented modifications to its defined contribution pension plans and will implement modifications to retiree benefits in 2005. The pay rate and defined contribution plan reductions went into effect October 11, 2004 and the reductions to retiree medical benefits will become effective March 1, 2005.
      The Company has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. On November 19, 2004, the Bankruptcy Court approved the Company’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. As discussed in detail below, the Company reached a comprehensive agreement with GE Capital Aviation Services (GECAS) and GE Engine Service (GEES) on aircraft leasing and financing and engine services, which will provide the Company with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets. The Company also reached agreements with EMBRAER-Empresa Brasileira de Aeronautica SA (Embraer) and Bombardier, Inc. (Bombardier) providing for continued use and operation of its aircraft, short term liquidity and new financing for regional jets, which were approved by the Bankruptcy Court in January 2005. These agreements are discussed in more detail in Note 4.
      The Company has notified all known or potential creditors of the Chapter 11 filing for the purposes of identifying and quantifying all prepetition claims. The Chapter 11 filing triggered defaults on substantially all debt and lease obligations. Subject to certain exceptions under the Bankruptcy Code, the Chapter 11 filing automatically stayed the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to September 12, 2004. The deadline for filing proofs of claim with the Bankruptcy Court was February 3, 2005, with a limited exception for governmental entities, which have until March 11, 2005.
      The potential adverse publicity associated with the Chapter 11 filings and the resulting uncertainty regarding the Company’s future prospects may hinder the Company’s ongoing business activities and its ability to operate, fund and execute its business plan by impairing relations with existing and potential customers; negatively impacting the ability of the Company to attract and retain key employees; limiting the Company’s ability to obtain trade credit; limiting the Company’s ability to effectively hedge rising aviation fuel costs; and impairing present and future relationships with vendors and service providers.

      As a result of the Chapter 11 filings, realization of assets and liquidation of liabilities are subject to significant uncertainty. While operating as a debtor-in-possession under the protection of Chapter 11, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, US Airways may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the financial statements. Further, a plan of reorganization could materially change the amounts and classifications reported in the historical financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization.
      To exit Chapter 11 successfully, the Company must obtain confirmation by the Bankruptcy Court of a plan of reorganization. The Company currently has the exclusive right to file a plan of reorganization until March 31, 2005 and solicit acceptance of the plan through June 30, 2005. Under the terms of the agreement reached with General Electric, the Company has until March 15, 2005 to file a plan of reorganization. These deadlines could potentially be extended. A plan of reorganization would, among other things, resolve all prepetition obligations, set forth a revised capital structure and establish the corporate governance subsequent to exiting from bankruptcy. The Company is currently working towards emerging from Chapter 11 mid-year 2005, but that timing is dependent upon, among other things, the timely and successful confirmation and implementation of a plan of reorganization. The ultimate recovery to creditors and/or holders of the common stock, if any, will not be determined until confirmation of a plan of reorganization. No assurance can be given as to what values, if any, will be ascribed in the Chapter 11 cases to these constituencies or what type or amount of distributions, if any, they would receive. A plan of reorganization could result in holders of the Company’s common stock receiving no distribution and cancellation of existing stock.
      On February 18, 2005, the Company announced that it reached agreement with Eastshore Aviation, LLC, an investment entity owned by Air Wisconsin Airlines Corporation and its shareholders (Air Wisconsin), on a $125 million financing commitment to provide a substantial portion of the equity funding for a plan of reorganization. The $125 million facility will be in the form of a debtor-in-possession term loan, to be drawn in the amount of $75 million, upon approval by Bankruptcy Court, and as early as February 28, 2005, and two subsequent $25 million increments. This loan would be second only to the ATSB Loan with regard to the Company’s assets that are pledged as collateral. Upon emergence from Chapter 11, the $125 million financing package would then convert to equity in the reorganized US Airways Group. As part of this agreement, US Airways and Air Wisconsin will enter into an air services agreement under which Air Wisconsin may, but is not required to, provide regional jet service under a US Airways Express code share arrangement.
Financial Statement Presentation
      The accompanying consolidated financial statements have been prepared in accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (SOP 90-7) and on a going-concern basis. SOP 90-7 requires that the financial statements for periods following the Chapter 11 filing through emergence distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, revenues, expenses, realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business are reported separately as Reorganization items, net in the Statements of Operations.

      Reorganization items, net as shown on the Consolidated Statement of Operations related to the current Chapter 11 proceedings as well as the Prior Bankruptcy consist of the following (in millions):

	Successor Company	Predecessor Company

	Year Ended	Three Months Ended	Year Ended
	December 31, 2004	March 31, 2003	December 31, 2002

Discharge of liabilities (a)	$—	$3,938	$—
Restructured aircraft financings (b)	—	967	—
Termination of pension plans (c)	—	387	—
Interest income on accumulated cash	4	2	2
Damage and deficiency claims (d)	(2)	(2,167)	—
Revaluation of assets and liabilities (a)	—	(1,107)	—
Professional fees	(30)	(51)	(61)
Aircraft order cancellation penalties (e)	(7)	—	—
Loss on aircraft abandonment (f)	—	(9)	(68)
Severance including benefits (g)	—	—	(89)
Write-off of ESOP deferred compensation	—	—	(50)
Other	—	(43)	(28)

	$(35)	$1,917	$(294)

(a)	Reflects the discharge or reclassification of liabilities subject to compromise in the Prior Bankruptcy. Most of these obligations were only entitled to receive such distributions of cash and common stock as provided under the 2003 Plan. A portion of the liabilities subject to compromise in the Prior Bankruptcy were restructured and continued, as restructured, to be liabilities of the Company.

(b)	As of March 31, 2003, the Company restructured aircraft debt and lease agreements related to 200 aircraft in connection with its Prior Bankruptcy including the conversion of 52 mortgages to operating leases. The restructured terms generally provide for shorter lease periods and lower lease rates.

(c)	Effective March 31, 2003, US Airways terminated its qualified and nonqualified pilot defined benefit pension plans. The Pension Benefit Guaranty Corporation (PBGC) was appointed trustee of the qualified plan effective with the termination. The Company recognized a gain in connection with the termination which is partially offset by the Company’s estimate of the PBGC claim.

(d)	Damage and deficiency claims largely arose as a result of the Company electing to either restructure, abandon or reject aircraft debt and leases during the bankruptcy proceedings.

(e)	As the result of the Company’s bankruptcy filing in September 2004, the Company failed to meet the conditions precedent for continued financing of regional jets and was not able to take delivery of scheduled aircraft and therefore incurred penalties of $7 million in the fourth quarter of 2004.

(f)	Includes aircraft (seven A319s for 2003 and 34 F-100s, two B757-200s and one B737-400 for 2002) that were legally abandoned as part of the Prior Bankruptcy. Related aircraft liabilities were adjusted for each aircraft’s expected allowed collateral value.

(g)	As a result of schedule reductions made in connection with the Prior Bankruptcy, US Airways terminated or furloughed approximately 6,600 employees across all employee groups. Substantially all affected employees were terminated or furloughed prior to March 31, 2003. US Airways’ headcount reduction was largely accomplished through involuntary terminations/furloughs. In connection with this headcount reduction, US Airways offered a voluntary leave program to certain employee groups. Voluntary leave program participants generally received extended benefits (e.g. medical, dental, life insurance) but did not receive any furlough pay benefit.
     SOP 90-7 also requires that prepetition liabilities subject to compromise should be distinguished from both prepetition liabilities that are not subject to compromise and postpetition liabilities. Liabilities subject to compromise are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. The following table summarizes the components of Liabilities Subject to Compromise included in the Company’s Consolidated Balance Sheets as of December 31, 2004 (in millions):

Debt and capital leases	$2,454
Postretirement and other employee related expenses	2,858
Other accrued expenses	570
Accounts payable	183
Aircraft-related accruals and deferrals	114

Total Liabilities Subject to Compromise	$6,179

2.	Summary of Significant Accounting Policies
          (a)            Nature of operations
      US Airways Group’s primary business activity is the operation of a major network air carrier through its ownership of the common stock of US Airways, Piedmont Airlines, Inc. (Piedmont), PSA Airlines, Inc. (PSA), Material Services Company, Inc. (MSC) and Airways Assurance Limited, LLC (AAL). US Airways is a certificated air carrier engaged primarily in the business of transporting passengers, property and mail.
      US Airways is the Company’s principal operating subsidiary. US Airways enplaned approximately 42 million passengers in 2004 and was the seventh largest U.S. air carrier, as ranked by revenue passenger miles (RPMs). As of December 31, 2004, US Airways operated 281 jet aircraft and 22 regional jet aircraft and provided regularly scheduled service at 89 airports in the continental United States, Canada, Mexico, France, Germany, Italy, Spain, Ireland, the Netherlands, the United Kingdom and the Caribbean.
      Piedmont, PSA and Allegheny (through June 2004) are regional carriers that, along with other non-owned regional airlines with which the Company has marketing agreements, form “US Airways Express.” During 2004, US Airways Express air carriers enplaned approximately 15.2 million passengers. Of these 15.2 million passengers, approximately 6.2 million were enplaned by the Company’s wholly owned regional airlines, approximately 7.4 million were enplaned by third-party carriers operating under capacity purchase agreements and approximately 1.6 million were enplaned by carriers operating under prorate agreements.
      Most of the operations of the Company’s airline subsidiaries are in competitive markets. Competitors include other air carriers along with other modes of transportation. Although a competitive strength in some regards, the concentration of significant operations in the eastern U.S. results in US Airways being susceptible to changes in certain regional conditions that may have an adverse effect on the Company’s financial condition and results of operations.
      Personnel costs represent the Company’s largest expense category. As of December 31, 2004, the Company’s subsidiaries employed approximately 29,500 full-time equivalent employees. Approximately 81% of the Company’s active employees are covered by collective bargaining agreements with various labor unions.
          (b)            Basis of presentation and use of estimates
      The accompanying Consolidated Financial Statements include the accounts of US Airways Group and its wholly owned subsidiaries. Principal subsidiaries include US Airways, Allegheny Airlines, Inc. (Allegheny), Piedmont and PSA. Effective July 1, 2004, Allegheny merged with Piedmont, with Piedmont as the surviving entity. All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the 2004 presentation.
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The principal areas of judgment relate to impairment of goodwill, impairment of long-lived assets and intangible assets, passenger revenue recognition, frequent traveler program, pensions and other postretirement benefits and fresh-start reporting.
      As discussed above, SOP 90-7 requires that the financial statements for periods following the Chapter 11 filing through emergence distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. The Consolidated Balance Sheet as of December 31, 2004 also distinguishes prepetition liabilities subject to compromise from both those prepetition liabilities that are not subject to compromise and from postpetition liabilities. Liabilities subject to compromise are reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, cash used for reorganization items is disclosed separately in the Consolidated Statements of Cash Flows.

      In accordance with SOP 90-7 and in connection with the Prior Bankruptcy, the Company adopted fresh-start reporting on March 31, 2003. References in the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements to “Predecessor Company” refer to the Company prior to March 31, 2003. References to “Successor Company” refer to the Company on and after March 31, 2003, after giving effect to the application of fresh-start reporting. Fresh-start reporting requires assets and liabilities be adjusted to fair value on the emergence date. The term “cost” as used in the Successor Company’s Consolidated Notes to the Financial Statements is after giving effect to such adjustments. See Note 13 for information related to fresh-start reporting.
      The 2003 Plan constituted a separate plan of reorganization for each of the Company and its domestic subsidiaries (the Filing Entities). In accordance with the Bankruptcy Code, the 2003 Plan divided claims against, and interests in, each of the Filing Entities into classes according to their relative seniority and other criteria and provided the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agreed to a less favorable treatment of its claim or interest. Among other things, the 2003 Plan generally provided for full payment of all allowed administrative and priority claims, and the distribution of shares (or warrants to purchase shares) of new equity in the reorganized US Airways Group, Inc. (Reorganized US Airways Group) to the ATSB, the Retirement Systems of Alabama Holdings LLC (RSA), the Company’s management and labor unions, General Electric Capital Corporation and Bank of America, N.A., and to unsecured creditors of the Filing Entities, including the PBGC, in satisfaction of their allowed claims. Persons holding equity in the Company prior to March 31, 2003 were not entitled to any distribution under the 2003 Plan and their shares of common stock were cancelled. For a complete discussion of the distributions provided for under the 2003 Plan, see the 2003 Plan confirmed by the Bankruptcy Court on March 18, 2003 and filed with US Airways Group’s Current Report on Form 8-K, dated March 18, 2003 and filed with the SEC on April 2, 2003.
      Pursuant to a definitive agreement and in connection with emergence from the Prior Bankruptcy, RSA invested $240 million in cash in Reorganized US Airways Group (the RSA Investment Agreement) in exchange for approximately 36.2%, on a fully diluted basis, of the equity in Reorganized US Airways Group. As of March 31, 2003, in connection with its investment, RSA was granted a voting interest of approximately 71.6% in Reorganized US Airways Group and entitled to designate and vote to elect eight of 15 directors to Reorganized US Airways Group’s Board of Directors. See also Note 10 for further discussion.
          (c)            Cash equivalents and Short-term investments
      Cash equivalents and Short-term investments consist primarily of cash in money market securities of various banks, commercial paper and asset-backed securities of various financial institutions, other companies with high credit ratings and securities backed by the U.S. Government. All highly liquid investments purchased within three months of maturity are classified as Cash equivalents. All other highly liquid investments are classified as Short-term investments.
      US Airways classifies securities underlying its Cash equivalents and Short-term investments as “available-for-sale” in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). Cash equivalents are stated at cost, which approximates fair value due to the highly liquid nature and short maturities of the underlying securities. Short-term investments are stated at fair value with the offsetting unrecognized gain or loss reflected as a separate component of Stockholders’ Equity (Deficit) within Accumulated other comprehensive income (loss).
          (d)            Restricted cash
      Restricted cash includes deposits in trust accounts primarily to fund certain taxes and fees and collateralize letters of credit and workers’ compensation claims, credit card processing collateral and fuel hedge collateral. Restricted cash is stated at cost which approximates fair value. See Note 3(b) for further information.

          (e)            Materials and supplies, net
      Inventories of materials and supplies are valued at the lower of cost or fair value. Costs are determined using average costing methods and are charged to operations as consumed. An allowance for obsolescence is provided for flight equipment expendable and repairable parts.
          (f)            Property and Equipment
      Property and equipment is stated at cost or, if acquired under capital lease, at the lower of the present value of minimum lease payments or fair value of the asset at the inception of the lease. Interest expenses related to the acquisition of certain property and equipment are capitalized as an additional cost of the asset or as a leasehold improvement if the asset is leased. Costs of major improvements that enhance the usefulness of the asset are capitalized and depreciated over the estimated useful life of the asset or the modifications, whichever is less.
      Depreciation and amortization expense for principal asset classifications is calculated on a straight-line basis to an estimated residual value. Depreciable lives are 11-30 years for operating flight equipment, 25-30 years for facilities and 3-10 years for other ground property and equipment. Rotable parts and assemblies are depreciated over the estimated fleet life of the associated aircraft, on a group basis. The cost of property acquired under capital lease and improvements to leased assets are depreciated over the term of the lease on a straight-line basis. When property and equipment is sold any gain or loss is recognized in the Other, net category of Other Income (Expense).
      The Company monitors the recoverability of the carrying value of its long-lived assets. Under the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), the Company recognizes an “impairment charge” when the expected net undiscounted future cash flows from an asset’s use (including any proceeds from disposition) are less than the asset’s carrying value and the asset’s carrying value exceeds its fair value.
          (g)            Goodwill and Other intangibles, net
      Goodwill is the cost in excess of fair value of the tangible and identifiable intangible assets of businesses acquired. Excess reorganization value resulting from the application of SOP 90-7 upon emergence from bankruptcy is also reported and accounted for as goodwill. The provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) require that a two-step impairment test be performed on goodwill. In the first step, the Company compares the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the net assets of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step in order to determine the implied fair value of the goodwill and compare it to the carrying value of the goodwill. If the carrying value of goodwill exceeds its implied fair value, then the Company must record an impairment loss equal to the difference. The Company tested its goodwill for impairment during the fourth quarter of 2004, the third quarter of 2004 (as a result of its Chapter 11 filing), the fourth quarter of 2003, the third quarter of 2002 (as a result of its prior Chapter 11 filing) and the second quarter of 2002 (in connection with its transition to SFAS 142). The Company concluded in each test that fair value of the reporting unit was in excess of the carrying value. In the third and fourth quarters of 2004, the Company’s cash flows were prepared on a going-concern basis. Additionally, the carrying value of the Company’s net assets was less than zero. The Company assessed the fair value of the reporting unit considering both the income approach and market approach for 2003. Under the market approach, the fair value of the reporting unit is based on quoted market prices for US Airways Group common stock and the number of shares outstanding of US Airways Group common stock. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows.
      In connection with fresh-start reporting upon emergence from the Prior Bankruptcy, the Company recognized route authorities and trademarks on its Consolidated Balance Sheets. As of December 31, 2004 and 2003, the Company had $32 million and $36 million of route authorities on the Consolidated Balance

Sheets, respectively. The carrying value of trademarks was $33 million as of December 31, 2004 and 2003. Route authorities and trademarks are classified as indefinite lived assets under SFAS 142. Indefinite-lived assets are not amortized but instead are reviewed for impairment annually and more frequently if events or circumstances indicate that the asset may be impaired. In the second quarter of 2004, the Company wrote off an indefinite lived foreign slot.
      SFAS 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairments in accordance with SFAS 144. The following table provides information relating to the Company’s intangible assets subject to amortization as of December 31, 2004 and 2003 (in millions):

	December 31,		December 31,
	2004		2003

	Cost	A/A	Cost	A/A

Airport take-off and landing slots	$465	$32	$465	$14
Airport gate leasehold rights	32	10	32	4
Capitalized software costs	50	38	50	26

Total	$547	$80	$547	$44

A/A=Accumulated Amortization
      The intangible assets subject to amortization generally are amortized over 25 years for airport take-off and landing slots, over the term of the lease for airport gate leasehold rights and over five years for capitalized software costs on a straight-line basis and are included in Depreciation and amortization on the Consolidated Statements of Operations. As a result of the depressed revenue environment in the airline industry, during the fourth quarter of 2002, the Company conducted an impairment analysis of its airport take-off and landing slots and airport gate leasehold rights and determined that certain airport gate leasehold rights were impaired. The Company estimated fair market value using third-party appraisals. This culminated in an impairment charge of $21 million reflected in Special items on the Consolidated Statement of Operations. For the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003, and the year ended December 31, 2002, the Company recorded amortization expense of $37 million, $44 million, $11 million and $51 million (exclusive of the impairment charge discussed above), respectively, related to its intangible assets. The Company expects to record annual amortization expense of $28 million in 2005; $26 million in 2006; $24 million in 2007; $22 million in 2008 and $21 million in 2009 related to these intangible assets.
          (h)            Other assets, net
      Other assets, net consist primarily of deposits held by vendors, unamortized debt issuance costs, and long-term investments.
          (i)            Frequent traveler program
      US Airways accrues the estimated incremental cost of travel awards earned by participants in its Dividend Miles frequent traveler program when the requisite mileage award levels are achieved. For travel awards on partner airlines, the liability is based on the average contractual amount to be paid to the other airline per redemption. US Airways also sells mileage credits to certain participating airlines and marketing partners. US Airways defers the portion of revenue attributable to future transportation and recognizes it as passenger transportation revenue when the service is provided. The remaining portion of sales proceeds is recognized immediately as a component of Other operating revenues.
          (j)            Derivative financial instruments
      Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivative’s change in fair value is immediately recognized in earnings.
      The Company’s results of operations can be significantly impacted by changes in the price of aircraft fuel. To manage this risk, the Company periodically enters into fixed price swap agreements, collar structures and other similar instruments. These agreements substantially fix the Company’s cash flows related to fuel expense. Because jet fuel derivatives are significantly less liquid and relatively more expensive, the Company primarily uses heating oil and crude oil contracts to manage its exposure to the movement of aircraft fuel prices. The changes in the market value of the heating oil and crude oil contracts have a high correlation to changes in aircraft fuel prices. The agreements generally qualify as cash flow hedges under SFAS 133. The Company does not purchase or hold any derivative financial instruments for trading purposes.
      The Company records the fair market value of its fuel hedge contracts on its Consolidated Balance Sheets. On an ongoing basis, the Company adjusts its balance sheet to reflect the current fair market value of its fuel hedge contracts. The related gains or losses on these contracts are deferred in accumulated other comprehensive income until the hedged fuel is recognized into earnings. However, to the extent that the absolute change in the value of the fuel hedge contract exceeds the absolute change in the value of the aircraft fuel purchase being hedged, the difference is considered “ineffective” and is immediately recognized in earnings as either gain or loss. The amount recognized in earnings may reverse in following periods if the relationship reverses. The fuel hedge contracts’ gains and losses including those classified as “ineffective” are recognized to Aviation fuel on the Company’s Consolidated Statements of Operations, except for those related to hedging purchases of aviation fuel under its capacity purchase agreements, which are recorded to US Airways Express capacity purchases.
      The Company holds stock options in Sabre Holding Corporation (Sabre) and warrants in a number of e-commerce companies as a result of service agreements with them. On an ongoing basis, the Company adjusts its balance sheet to reflect changes in the current fair market value of the stock options and warrants to Other, net on its Consolidated Statements of Operations. See Note 3 for more information on the Company’s derivative financial instruments.
          (k)            Deferred gains and credits, net
      In connection with fresh-start reporting upon emergence from the Prior Bankruptcy, aircraft operating leases were adjusted to fair value. The present value of the difference between the contractual lease rates and the fair market value rates was recorded as a deferred credit in the accompanying Consolidated Balance Sheet. The deferred credit is decreased on a straight-line basis as a reduction in aircraft rent expense over the applicable lease periods, generally three to 21 years. In periods prior to the adoption of fresh-start reporting, gains on aircraft sale and leaseback transactions were deferred and amortized over the terms of the leases as a reduction of the related aircraft rent expense.
      The gain related to the exercise of Sabre options is deferred and amortized over the contract period as a reduction to Other operating expenses. See Note 3 for more information concerning the Sabre options.
          (l)            Passenger transportation revenues
      Revenue is recognized when the transportation service is rendered. Passenger ticket sales are recorded as a liability (Traffic balances payable and unused tickets) and subsequently relieved either through carriage of the passenger, refund to the passenger, expiration of the passenger ticket or billing from another air carrier which provided the service. Due to various factors including refunds, exchanges, unused tickets and transactions involving other carriers, certain amounts are recorded based on estimates. These estimates are based upon historical experience and have been consistently applied to record revenue. The Company routinely performs evaluations of the liability, which may result in adjustments that are recognized as a component of Passenger transportation revenue. Actual refund, exchange and expiration activity may vary from estimated amounts. Except when noted, such differences have historically not been material. During the fourth quarter of 2003, a $34 million favorable adjustment was made to Passenger transportation revenue to reflect an increase in expired tickets. This adjustment was attributable to the Company experiencing changes in customer travel patterns resulting from various factors, including new airport security measures, concerns about further terrorist attacks and an uncertain economy, which resulted in more forfeited tickets and fewer refunds.
      US Airways purchases capacity (available seat miles) generated by Mesa Airlines, Inc. (Mesa), Chautauqua Airlines, Inc. (Chautauqua) and Trans States Airlines, Inc. (Trans States) in certain markets. US Airways also purchased the capacity of Midway Airlines Corporation (Midway) prior to Midway’s liquidation during the fourth quarter of 2003. Mesa, Chautauqua and Trans States operate regional jet aircraft in these markets as part of US Airways Express. US Airways recognizes revenues related to these arrangements as Passenger transportation revenue when transportation service is rendered by these affiliates or the related tickets otherwise expire. Liabilities related to tickets sold for travel on these air carriers are also included in US Airways’ Traffic balances payable and unused tickets and are subsequently relieved in the same manner as described above. See Note 2(i) above for information on the sale of Dividend Miles that are recognized as a component of Passenger transportation revenue.
          (m)            Stock-based compensation
      The Predecessor Company applied the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations to account for awards of stock-based compensation granted to employees. Upon emergence, the Successor Company adopted the fair value method of recording stock-based employee compensation contained in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and accounted for this change in accounting principle using the “prospective method” as described by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (SFAS 148). Accordingly, the fair value of all Successor Company stock option and warrant grants, as determined on the date of grant, will be amortized as compensation expense in the Consolidated Statements of Operations over the vesting period.
      The following table illustrates the effect on net income (loss) and net earnings (loss) per common share as if the fair value based recognition provisions of SFAS 123 had been applied to all outstanding and unvested stock option awards in each period presented for the Predecessor Company (in millions, except per share data).

	Predecessor Company

	Three Months Ended	Year Ended
	March 31, 2003	December 31, 2002

Net income (loss), as reported	$1,635	$(1,646)
Recorded stock-based compensation expense	—	—
Stock-based compensation expense determined under the fair value based method	(1)	(13)

Net income (loss), pro forma	$1,634	$(1,659)

Net earnings (loss) per common share:
Basic/Diluted, as reported	$24.02	$(24.20)
Basic/Diluted, pro forma	$24.00	$(24.38)
      In order to calculate the pro forma stock-based compensation shown above, the Company used the Black-Scholes stock option pricing model with the following weighted-average assumptions for the year ended December 31, 2002: stock volatility of 80.1%; risk-free interest rates of 4.2%; expected stock option lives of four years; and no dividend yield. There were no stock options awarded in the three months ended March 31, 2003.
      See Note 9 for more information on stock-based compensation and Note 10 for more information on the Successor Company’s equity structure.

          (n)            Maintenance and repair costs
      Maintenance and repair costs for owned and leased flight equipment are charged to operating expense as incurred. Prior to 2002, engine overhaul costs incurred by PSA were accrued on the basis of hours flown. Effective January 1, 2002, PSA changed its method of accounting for engine overhaul costs from accruing on the basis of hours flown to expensing as incurred. While the former method was permitted under GAAP, the Company believes the new method is preferable since an obligation does not exist until the maintenance services have been performed. The new method is the predominant method used in the airline industry and is consistent with the method used by US Airways and the Company’s other subsidiaries. In connection with the change, the Company recognized a $17 million credit representing the cumulative effect of the accounting change. The effect of adopting the new method was immaterial to the Company’s net loss for 2002.
          (o)            Selling expenses
      Selling expenses include commissions, credit card fees, computerized reservations systems fees and advertising and promotional expenses. Advertising and promotional expenses are expensed when incurred. Advertising and promotional expenses for the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003, and the year ended December 31, 2002 were $27 million, $15 million, $5 million and $30 million, respectively.
          (p)            Earnings (Loss) per Common Share
      Basic Earnings (Loss) per Common Share (EPS) is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the maximum dilution that would result after giving effect to dilutive stock options, warrants, and non-vested restricted stock. The number of additional shares is calculated by assuming that outstanding, in-the-money stock options and warrants were exercised and the proceeds from such exercises were used to buy back shares of common stock at the average market price for the reporting period.
      For the year ended December 31, 2004, 21.3 million stock options, warrants, and non-vested restricted stock are not included in the computation of diluted EPS because of the anti-dilutive effect. For the nine months ended December 31, 2003, 3.4 million incremental shares from the assumed exercise of stock options and warrants and non-vested restricted stock are not included in the computation of diluted EPS because of the anti-dilutive effect on EPS. For the three months ended March 31, 2003, 19.0 million stock options are not included in the computation of diluted EPS because the option price was greater than the average market value of common stock for the period. For the year ended December 31, 2002, 16.3 million stock options are not included in the computation of diluted EPS because of the anti-dilutive effect.
      The earnings per share calculations for the Predecessor Company are based on common shares outstanding prior to the Company’s emergence from the Prior Bankruptcy on March 31, 2003. Upon emergence, these shares were cancelled. Earnings per share for the Successor Company is based upon shares outstanding subsequent to emergence from the Prior Bankruptcy. Accordingly, post-emergence earnings per share is not comparable with pre-emergence amounts. See Note 10 for more information on the Successor Company’s equity structure.
          (q)            Recent Accounting Pronouncements
      In September 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) Issue 03-1-1, Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. The Company continues to assess the potential impact that the adoption of the proposed FSP could have on its financial statements.

      In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs” (SFAS 151), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS 151 will be effective for inventory costs incurred beginning January 1, 2006. The Company does not believe the adoption of SFAS 151 will have a material impact on its financial statements.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” (SFAS 153), which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 will be effective for nonmonetary asset exchanges occurring after July 1, 2005. The Company is currently evaluating the impact of SFAS 153 on its financial statements.
      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)), which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under Accounting Principle Board Opinion No. 25. SFAS 123(R) will be effective for the Company’s interim reporting period beginning July 1, 2005. The Company previously adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” upon emergence from the Prior Bankruptcy on March 31, 2003. Accordingly, the Company believes SFAS 123(R) will not have a material impact on its financial statements.

3.	Financial Instruments
          (a)            General
      On January 1, 1998, as part of a comprehensive information technology services agreement with Sabre, US Airways was granted two tranches of stock options (SHC Stock Options) to acquire up to 6,000,000 shares of Class A Common Stock, $.01 par value, of Sabre Holdings Corporation (SHC Common Stock), Sabre’s parent company. Each tranche included 3,000,000 stock options. In December 1999, US Airways exercised the first tranche of stock options at an exercise price of $27 per option and received proceeds of $81 million in January 2000 in lieu of receiving SHC Common Stock. Realized gains resulting from the exercise of Sabre options are subject to a clawback provision. Under the clawback provision, if US Airways elects to terminate its information technology service agreement with Sabre it will be required to pay Sabre an amount equal to the gain multiplied by the ratio of the remaining months in the contract period over 180 months. The deferred gain from the 1999 exercise is amortized on a straight-line basis over a contractually determined period ending December 2012. In February 2000, SHC declared a cash dividend resulting in a dilution adjustment to the terms of the second tranche. The adjusted terms of the second tranche include stock options to acquire 3,406,914 shares of SHC Common Stock at an exercise price of $23.78 subject to an $111.83 per share cap on the fair market value of the underlying common stock. These options are exercisable during a ten-year period beginning January 2, 2003.
      The Company utilizes fixed price swap agreements and other similar instruments to manage its exposure related to jet fuel price changes. For the year ended December 31, 2004, the nine months ended 2003, and the three months ended March 31, 2003, the Company recognized gains of approximately $130 million, $14 million, and $27 million, respectively, related to its fuel hedging activities. During the three months ended March 31, 2003, the gain included $4 million related to hedge ineffectiveness. During 2002, the Company recognized gains of approximately $18 million including a gain of $1 million related to hedge ineffectiveness. These recognized gains were primarily included in Aviation fuel on the Company’s Consolidated Statements of Operations. As of December 31, 2004, the Company had no open fuel hedge positions in place, but will recognize approximately $2 million per month for previously liquidated hedges representing approximately 4% of its 2005 anticipated jet fuel requirements. The Company had $22 million of unrealized gains related to fuel hedge positions recorded in Accumulated other comprehensive loss, net of income tax effect on its Consolidated Balance Sheet as of December 31, 2004. These gains will be realized in the 2005 results.
          (b)            Fair value of financial instruments
      In accordance with the provisions of SFAS 115, the fair values for US Airways’ short-term investments are determined based upon quoted market prices. Cash equivalents and restricted cash are carried at cost which approximates fair value. US Airways estimated the fair values of its note receivable and long-term debt by discounting expected future cash flows using current rates offered to US Airways for notes receivable and debt with similar maturities. The estimated fair value of the remaining SHC Stock Options (including the clawback provision) was calculated using the Black-Scholes stock option pricing model. The fair values of the fuel contracts are obtained from dealer quotes. These values represent the estimated amount US Airways would receive or pay to terminate such agreements as of the valuation date.
      US Airways holds warrants in a number of e-commerce companies as a result of entering into service agreements with them. The carrying amount of the warrants is equal to the estimated fair value, which is calculated using the Black-Scholes stock option pricing model. The carrying amount of these warrants was not material as of December 31, 2004 and 2003.
      The estimated fair values of US Airways’ financial instruments, none of which are held for trading purposes, are summarized as follows (in millions; brackets denote a liability):

	December 31, 2004			December 31, 2003

	Carrying	Estimated		Carrying	Estimated
	Amount	Fair Value		Amount	Fair Value

Cash equivalents	$700	$700		$893	$893
Short-term investments (a)	—	—		358	358
Restricted cash	626	626		553	553
Notes receivable (b)	3	3		7	7
SHC Stock Options (c)	10	10		7	7
Long-term debt (excludes capital lease obligations) (d)	(3,198)	(f	)	(3,029)	(2,793)
Fuel contracts (e)	—	—		38	38

(a)	Classified as “available for sale” in accordance with SFAS 115. See also Note 2(c).

(b)	Carrying amount included in Receivables, net on the Company’s Consolidated Balance Sheets, except for the noncurrent portion ($3 million at December 31, 2003) which is included in Other assets, net.

(c)	Carrying amount included in Other assets, net on the Company’s Consolidated Balance Sheets.

(d)	Includes Long-term debt classified as subject to compromise as of December 31, 2004. See also Notes 1 and 4.

(e)	Carrying amount included in Prepaid expenses and other on the Company’s Consolidated Balance Sheets.

(f)	As a result of the Company’s Chapter 11 filing, the fair value of the debt outstanding could not be reasonably determined as of December 31, 2004.

4.	Debt, Including Capital Lease Obligations
      Details of the Company’s debt are as follows (in millions):

	December 31,	December 31,
	2004	2003

Senior Debt:
Equipment financing agreements, installments due 2005 to 2022 (1)	$1,948	$1,546
ATSB Loan	718	976
GE Credit Facility, installments due 2005 to 2012 (1)	354	389
GE Liquidity Facility, installments due 2010 to 2012 (1)	158	118
GE Bridge Facility due 2005	20	—

	3,198	3,029
Class B mandatorily redeemable preferred stock (1)	78	75
Capital lease obligations (1)	49	50

Total	3,325	3,154
Less: Unamortized discount (2)	(150)	(164)
Obligations classified as subject to compromise	(2,454)	—
Current maturities of debt and capital lease obligations	(721)	(360)

Long-term debt and capital lease obligations, net of current maturities	$—	$2,630

(1)	December 31, 2004 obligations were classified as subject to compromise. See Note 1 for further discussion.

(2)	For the year ended December 31, 2004 and the nine months ended December 31, 2003, $20 million and $15 million of debt discount was amortized and included in interested expense on the Consolidated Statement of Operations.
     Maturities of debt and debt under capital leases for the next five years, including the classification of the ATSB Loan as current and without regard to liabilities subject to compromise, are as follows (in millions):

2005	$863
2006	159
2007	145
2008	143
2009	147
Thereafter	1,868

$3,325

ATSB Loan
      As part of its reorganization under the Prior Bankruptcy, US Airways received a $900 million loan guarantee (ATSB Guarantee) under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with a $1 billion term loan financing (ATSB Loan) that was funded on March 31, 2003. The Company required this loan and related guarantee in order to provide the additional liquidity necessary to carry out its 2003 Plan. US Airways is the primary obligor under the ATSB Loan, which is guaranteed by US Airways Group and each of its other domestic subsidiaries. The ATSB Loan is secured by substantially all of the present and future assets of the Debtors not otherwise encumbered (including certain cash and investment accounts, previously unencumbered aircraft, aircraft engines, spare parts, flight simulators, real property, takeoff and landing slots, ground equipment and accounts receivable), other than certain specified assets, including assets which are subject to other financing agreements. As of December 31, 2004, $718 million was outstanding under the ATSB Loan. The ATSB Loan is reflected as a current liability on the accompanying balance sheet at a book value of $701 million, which is net of $17 million of unamortized discount, and is not subject to compromise.
      The maturity date of the ATSB Loan is October 1, 2009. The ATSB Loan is subject to acceleration upon the occurrence of an event of default, after expiration of applicable notice and/or cure periods. The ATSB

Loan contains certain mandatory prepayment events including, among other things, (i) the occurrence of certain asset sales and the issuance of certain debt or equity securities and (ii) the value of the collateral pledged in respect of the ATSB Loan decreasing below specified coverage levels.
      The Company’s Chapter 11 filing in September 2004, was an event of default under the terms of the ATSB Loan. The Company has entered into an agreement, which has been subsequently extended, with the approval of the Bankruptcy Court, for the continued use of the cash securing the ATSB Loan (Cash Collateral Agreement). The initial agreement was extended until January 15, 2005 and the current agreement, subject to certain conditions and limitations, will expire on June 30, 2005. Under the Cash Collateral Agreement, the Company is required to maintain a certain amount of unrestricted cash each week. The amount declines from approximately $500 million at the end of January to $341 million on June  30, 2005, with weekly cash levels permitted as low as $325 million in March 2005. The Company must also maintain and achieve certain cumulative earnings levels during the period, as defined in the agreement. Further, the Company must comply with restrictions on its ability to make capital expenditures. As of December 31, 2004, the Company was in compliance with the Cash Collateral Agreement; therefore, the Company’s $738 million in unrestricted cash and short-term investments was available to support daily operations, subject to certain conditions and limitations, under the Cash Collateral Agreement. In light of rising fuel prices and continued downward pressure on fares across the industry, there can be no assurance that the Company will be able to comply with the Cash Collateral Agreement. If the Company is unable to meet the aforementioned financial covenants, as amended, it would be in default under the ATSB Loan and the ATSB would have the right to accelerate the ATSB Loan and exercise other remedies against US Airways. Such acceleration would have a material adverse effect on the Company’s future liquidity, results of operation and financial condition.
      The ATSB Loan bears interest as follows: (i) 90% of the ATSB Loan (Tranche A) was funded through a participating lender’s commercial paper conduit program and bears interest at a rate equal to the conduit provider’s weighted average cost related to the issuance of certain commercial paper notes and other short-term borrowings plus 0.30%, and (ii) 10% of the ATSB Loan (Tranche B) bears interest at LIBOR plus 4.0%. In addition, US Airways is charged an annual guarantee fee in respect of the ATSB Guarantee currently equal to 4.1% of the ATSB’s guaranteed amount (initially $900 million) under the ATSB Guarantee, with such guarantee fee increasing by ten basis points annually. Due to the Company’s September 2004 bankruptcy filing and subsequent loss of certain regional jet financing, the guarantee fee increased by 2% per annum and the interest rate on Tranche A and Tranche B each increased by an additional 2% and 4% per annum, respectively, for an effective increase in the interest rate on the loan balance of 4 percentage points. The effective interest rate of the ATSB Loan was 10.91% for the year ended December 31, 2004 and 6.0% for the nine months ended December 31, 2003.

Prior Amendments to the ATSB Loan during 2004
      In March 2004, US Airways and the ATSB amended the financial covenants of the ATSB Loan to provide covenant relief for the measurement periods beginning June 30, 2004 through December 31, 2005. The ratios used in the financial covenants were adjusted and reset to align with the Company’s forecast for 2004 and 2005 as of the date of the amendment, which assumed a return to profitability by 2005. In exchange for this covenant relief and other changes described below, US Airways made a voluntary prepayment of $250 million on March 12, 2004, which reduced, pro rata, all future scheduled principal payments of the ATSB Loan (rather than shortening the remaining life of the loan).
      The March 2004 amendment permitted US Airways to retain, at its election, up to 25% of the net cash proceeds from any asset sale for which definitive documentation would be completed by February 28, 2005, up to a total of $125 million for all asset sales. In addition, the amendment permitted US Airways to accept a third-party secured note as consideration for certain asset sales (including the US Airways Shuttle and wholly owned regional airline assets) as long as specified conditions are met. These conditions include: the note’s amortization schedule will be no more favorable than the ATSB Loan; proceeds from the note will be used to prepay the ATSB Loan; the credit strength of the ATSB Loan will not be adversely affected as measured by specified ratings tests; and the note will be pledged as collateral for the ATSB Loan. Finally, in consideration for the lenders agreeing to amend the provision related to the going concern paragraph in the independent auditor’s report for the Company’s audited financial statements for the year ended December 31, 2003, US Airways agreed to revised covenants relating to minimum required unrestricted cash balances.
      Effective May 21, 2004, US Airways again amended the ATSB Loan to permit use of its regional jets financed by General Electric (GE) as cross collateral for other obligations of US Airways to GE. In consideration for this amendment, US Airways agreed to revised covenants relating to minimum required unrestricted cash balances. In addition, US Airways agreed to give up the right to retain up to 25% of the net cash proceeds from any asset sale, as had been permitted by the March 2004 amendment. US Airways made a prepayment of $5 million in connection with this amendment.
      The ATSB Loan contains financial covenants that must be satisfied by US Airways at the end of each fiscal quarter. US Airways was uncertain as to its ability to satisfy these covenants as of June 30, 2004. Effective June 30, 2004, US Airways and the ATSB amended the ATSB Loan to remove the uncertainty relating to the Company’s ability to satisfy its financial covenant tests for the second quarter of 2004. In consideration for this amendment, the Company agreed to change the loan amortization schedule, by increasing each of the first six principal repayment installments commencing on October 1, 2006 by approximately $16 million, and reducing the last principal repayment installment on October 1, 2009 by $94 million.
      In connection with the ATSB Guarantee, the ATSB received 7,635,000 warrants that enable it to purchase shares of Reorganized US Airways Group’s Class A Common Stock at $7.42 per share. The value attributed to the warrants at issuance is being amortized over the term of the warrants.

General Electric
      GE is the Company’s largest creditor. Together with GEES and other affiliates, GE directly financed or leased a substantial portion of the Company’s aircraft prior to the current Chapter 11 filing. In November 2001, US Airways obtained a $404 million credit facility from GE (2001 GE Credit Facility). The 2001 GE Credit Facility is secured by collateral including 11 A320-family aircraft and 28 spare engines. As discussed below, borrowings under the 2001 GE Credit Facility bear interest rates of LIBOR plus 3.5% and the term of the facility is 2012.
      In addition to the 2001 GE Credit Facility, GE has provided financing or guarantees on 145 of the Company’s current operating aircraft. It also maintains the engines on the Company’s B737-family aircraft, A320-family aircraft, B767 aircraft, EMB-170 aircraft and CRJ-200 aircraft. In connection with its Prior Bankruptcy, the Company reached a settlement with GE that resolved substantially all aircraft, aircraft engine and loan-related issues and the Company obtained additional financing from GE in the form of a liquidity facility of up to $360 million (2003 GE Liquidity Facility). Borrowings under the liquidity facility bear interest of LIBOR plus 4.25%. Every obligation of the Company to GE is generally cross-defaulted to the 2001 GE Credit Facility, the 2003 GE Liquidity Facility, the GE regional jet leases and the GE regional jet mortgage financings. All of the Company’s obligations to GE are generally cross-collateralized and cross-defaulted with all other obligations owned by any Debtor to General Electric Credit Corporation (GECC) or any of its affiliates (collectively, the GE Obligations).
      In November 2004, the Company reached a comprehensive agreement with GE and its affiliates as described in the Master Memorandum of Understanding (Master MOU) that was approved by the Bankruptcy Court on December 16, 2004. The Master MOU and the transactions contemplated by the term sheets will provide the Company with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services and operating leases for new regional jets, while preserving the vast majority of US Airways’ mainline fleet owned by GECAS. The key aspects of the Master MOU are as follows: (i) agreements providing for continued use by the Company of certain Airbus, Boeing and regional jet aircraft, and the return to GECC of certain other leased Airbus and Boeing aircraft (the Aircraft Lease Term Sheet); (ii) GECC will provide a bridge facility of up to approximately $56 million for use by the Debtors during the pendency of the Chapter 11 proceedings (the Bridge Facility Term Sheet); (iii) GECC will purchase and immediately leaseback to US Airways (a) the assets securing the 2001 GE Credit Facility and the 2003 GE Liquidity Facility (collectively, the 2001 Credit Facility Assets), and other GE obligations, consisting of 11 Airbus aircraft and 28 spare engines and engine stands, and (b) ten regional jet aircraft currently debt financed by GECC; (iv) the balance of the 2001 GE Credit Facility will be restructured to provide additional liquidity of approximately $10 million, subject to the pledge of certain collateral to secure the 2001 GE Credit Facility; (v) subject to the Company’s satisfaction of certain financial tests and other conditions, GECC will provide lease financing for up to 31 additional regional jet aircraft (the Regional Jet Leasing Term Sheet); (vi) certain of US Airways’ engine maintenance agreements with GEES will be modified and assumed; and (viii) upon emergence from bankruptcy, convertible notes of the reorganized US Airways will be issued to GECC in the aggregate principal amount of $125 million (the Convertible Note Term Sheet).
      The Bridge Facility Term Sheet provides for a loan facility of up to $56 million made available by GECC to the Debtors in a series of drawdowns commencing on December 20, 2004, and ending on or before June 30, 2005 (the Bridge Facility). The Company and GECC entered into the Bridge Facility on December 20, 2004, at which time $20 million was drawn down under the facility. Interest on the Bridge Facility accrues at the rate of LIBOR plus 4.25% and will be payable in cash or in kind at the option of the Debtors. The Bridge Facility matures on the date the Company emerges from Chapter 11 and will be satisfied by the issuance of Convertible Notes described below. The Bridge Facility is cross-collateralized and cross-defaulted with all other GE obligations owed by any Debtor to GECC or any of its affiliates and will be granted status as an administrative expense claim with priority over all other administrative claims other than for aircraft financing deferrals, which are pari passu, and subordinate only to (i) the super-priority administrative expense claim of the ATSB and the ATSB Lenders as defined and provided for in the Cash Collateral Agreement (ii) postpetition wages and benefits, and (iii) any other new money debtor-in-possession financing.
      The 2001 GE Credit Facility will be amended to, among other things: (i) provide the Debtors with an additional $10 million of liquidity upon consummation of the sale-leaseback of the 2001 GE Credit Facility Assets and CRJ Mortgaged Assets (defined below), (ii) after the prepayment of the loan balance outstanding under the 2001 GE Credit Facility made in connection with the sale-leaseback of the 2001 GE Credit Facility Assets and CRJ Mortgaged Assets, as described below, revise the amortization schedule so that the remaining principal of the loan begins amortizing over a period of eight quarters following the Debtors’ emergence from bankruptcy (the Remaining Term), (iii) provide that the interest rate will be LIBOR plus 4.25% for the Remaining Term, and (iv) provide that the loan will be secured with a third lien position on three CRJ-700 aircraft (subject to first and second lien positions and conditioned upon consent of such senior lien holders pursuant to an inter-creditor agreement reasonably acceptable to GECC), a second lien position on one CRJ-700 aircraft (subject to first lien position and conditioned upon consent of such senior lien holders pursuant to an inter-creditor agreement reasonably acceptable to GECC) and a first lien position on one CF34 spare engine owned by US Airways, with the aggregate of any senior liens on such collateral not to exceed $62 million. The amendments to the 2001 GE Credit Facility do not constitute an assumption thereof, but it is anticipated that in connection with a plan of reorganization, the 2001 GE Credit Facility, as amended, will be reinstated.
      The Aircraft Lease Term Sheet sets forth a comprehensive agreement regarding the treatment of GECC-owned and mortgaged aircraft pursuant to Section 1110 of the Bankruptcy Code. The Debtors and GECC have agreed to subject certain of such aircraft to consensual Section 1110(a) agreements providing for continued use of such aircraft so long as the Company complies with the terms of such agreements. In certain cases, the Debtors and GECC have agreed to amend prepetition agreements. Except as set forth in the Master MOU or the Term Sheets attached to the Master MOU, the Section 1110(a) agreements and any related amendments will not constitute an assumption of any related underlying agreements, and no such agreement will constitute a postpetition contract for purposes of, among other things, Sections 365, 503 and 507 of the Bankruptcy Code, but will be subject to the Debtors’ obligations under Section 1110 of the Bankruptcy Code. After emergence from bankruptcy, US Airways will have an option to restructure the monthly rental obligations of certain additional B737-400 leases following the issuance of the Convertible Notes described below, for cash or additional convertible notes of equal market value.

      Subject to the swap of three aircraft contemplated by the Aircraft Lease Term Sheet, GECC will purchase the two A319 aircraft, the four A320 aircraft, the five A321 aircraft, the 14 CFM56-5B spare engines, the 14 CFM56-3B spare engines, and certain engine stands that currently secure the 2001 GE Credit Facility and the 2003 GE Liquidity Facility, together with the nine CRJ-200s and one CRJ-700 aircraft currently mortgage-debt financed by GECC (collectively, the CRJ Mortgaged Assets) for a total purchase price of approximately $640 million, subject to adjustment, at which time the 2001 Credit Facility Assets and the CRJ Mortgaged Assets will be leased back to US Airways under operating leases having an initial lease term expiring on the earlier of the Debtors’ emergence from Chapter 11 or June 30, 2005. The sale proceeds will be applied to repay (in order) the 2003 GE Liquidity Facility in full, the GECC mortgage-debt financed CRJ aircraft in full, and a portion of the 2001 GE Credit Facility, leaving a balance thereon of approximately $15 million, subject to adjustment, before the $10 million additional drawdown on the 2001 GE Credit Facility contemplated above. The operating leases may be extended upon the Debtors’ emergence from bankruptcy, will be cross-defaulted with all other GE Obligations (other than certain excepted obligations), and will be subject to return conditions to be agreed upon by the parties.
      The Debtors and the GE entities have reached an agreement with respect to five engine repair and maintenance agreements, and certain other matters. This agreement includes, among other things, the agreement of US Airways to assume three of such agreements of GEES and certain of its affiliates to: (i) forgive and release US Airways from certain prepetition obligations, (ii) defer certain payment obligations arising under such agreements, (iii) extend one maintenance agreement, (iv) continue certain existing deferrals, and (v) determine the treatment of certain removal charges.
      Pursuant to the Convertible Note Term Sheet, the Debtors have agreed that upon emergence from Chapter 11, as partial consideration for entering into the Master MOU, an affiliate of GECC will receive convertible notes of the reorganized US Airways in the aggregate principal amount of $125 million (Convertible Notes). The Convertible Notes will be convertible at any time, at the holders’ election, into shares of common stock of the reorganized Company (New Common Stock) at a conversion price equal to the product of (x) 140%-150% (at US Airways’ option) and (y) the average closing price of the New Common Stock for the sixty consecutive trading days following US Airways’ emergence from bankruptcy and the listing of the New Common Stock on the NASDAQ Stock Market or a national stock exchange. The Convertible Notes will bear interest at a rate to be determined no later than thirty days prior to the Debtors’ scheduled date of emergence from bankruptcy and interest will be payable semi-annually, in arrears, and will mature in 2020. US Airways will be permitted to redeem some or all of the Convertible Notes at any time on or after the fifth anniversary of the issuance of such notes, at a redemption price payable in cash or, subject to certain conditions, New Common Stock. Holders of the Convertible Notes may require US Airways to repurchase all or a portion of their Convertible Notes on the fifth and tenth anniversary of the issuance of such notes at 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest to the date of repurchase, payable, at US Airways election, in cash or New Common Stock. The Convertible Notes will be senior unsecured obligations and will rank equally in right of payment with all existing and future unsecured senior obligations of the reorganized US Airways. The Convertible Notes will be guaranteed by the parent holding company of the reorganized US Airways.
      Interest rates on $1.63 billion and $1.53 billion principal amount of debt as of December 31, 2004 and 2003, respectively, are subject to adjustment to reflect changes in floating interest rates. As of December 31, 2004, the weighted average effective interest rate was 7.9% for the Equipment financing agreements.
      The Class B Preferred Stock issued to RSA is subject to mandatory redemption on its maturity date of March 31, 2011 and is therefore classified as debt. Upon its maturity, the Company will be required to redeem each share for $1,000, or $75 million in aggregate, plus accrued and unpaid dividends. The Class B Preferred Stock holders are entitled to cumulative quarterly dividends at a rate of 8% per annum paid in cash by the Company. After March 31, 2006, the Company may redeem for cash each Class B Preferred Share at a redemption price initially equal to $1,025 declining ratably to par value through March 31, 2010, plus accrued and unpaid dividends. The carrying value of the Class B Preferred Stock as of December 31, 2004 and 2003, was $54 million and $49 million, net of unamortized discount of $24 million and $26 million, respectively. See Note 12 for further discussion of dividend payments.

5.	Employee Pension and Benefit Plans
      Substantially all of the Company’s employees meeting certain service and other requirements are eligible to participate in various pension, medical, dental, life insurance, disability and survivorship plans.
      (a)            Defined benefit and other postretirement benefit plans
      The Company sponsors several qualified defined benefit plans and other postretirement benefit plans for certain employees. Effective March 31, 2003, US Airways terminated its qualified and nonqualified pilot defined benefit pension plans. The PBGC was appointed trustee of the qualified plan effective with the termination. Liabilities related to pension plans covering foreign employees are calculated in accordance with generally accepted accounting principles and funded in accordance with the laws of the individual country.
      On November 12, 2004, US Airways filed a motion requesting a determination from the Bankruptcy Court that US Airways satisfied the financial requirements for a “distress termination” of the Retirement Plan for Flight Attendants in the Service of US Airways, Inc. (AFA Plan), the Pension Plan for Employees of US Airways, Inc. Who Are Represented by the International Association of Machinists and Aerospace Workers (IAM Plan), and the Retirement Plan for Certain Employees of US Airways, Inc. (CE Plan) under section 4041(c)(2)(B)(ii)(IV) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and approval of each such plan’s termination. These plans were projected to have benefit obligations and plan assets aggregating $2.7 billion and $1.7 billion, respectively, as of September 30, 2004, the most recent valuation date. On January 6, 2005, the Bankruptcy Court entered an order (i) finding that the financial requirements under section 4041(c)(2)(B)(ii)(IV) of ERISA for a distress termination of the plans had been met and (ii) approving termination of the plans. The AFA Plan and the IAM Plan were terminated effective January 10, 2005, by agreement between the Pension Benefit Guaranty Corporation (PBGC) and US Airways. The CE Plan was terminated effective January 17, 2005, by agreement between the PBGC and US Airways. Effective February 1, 2005, the PBGC was appointed trustee for each of the three plans.
      During hearings in late 2004 and January 2005, the Bankruptcy Court approved various settlement agreements between US Airways and its unions, and between US Airways and the court-appointed Section 1114 Committee (representing retirees not represented by the unions) to begin the significant curtailments of postretirement benefits.
      In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Prescription Drug Act) became law in the United States. The Medicare Prescription Drug Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The Company elected to recognize the effects of the Medicare Prescription Drug Act in the quarter ended June 30, 2004, as permitted by FASB Staff Position FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.”
      The recognition of this subsidy resulted in a reduction in expense of $20 million for the year ended December 31, 2004 and a $198 million actuarial gain that will be amortized over the remaining period to expected retirement. Significant assumptions included in the re-measurement of the accumulated postretirement benefit obligation are a 6.25% discount rate and a reduction in retiree participation in the Company-sponsored plan as certain defined drug benefit caps make the plan more costly to retirees than Medicare.

      The following table sets forth changes in the fair value of plan assets, benefit obligations and the funded status of the plans as of the measurement date of September 30, 2004 and 2003, in addition to the amounts recognized in the Company’s Consolidated Balance Sheets as of December 31, 2004, December 31, 2003 and March 31, 2003 (in millions):

	Defined Benefit Pension Plans(1)			Other Postretirement Benefits

			Predecessor			Predecessor
	Successor Company		Company	Successor Company		Company

		Nine	Three		Nine	Three
		Months	Months		Months	Months
	Year Ended	Ended	Ended	Year Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Dec. 31,	Mar. 31,
	2004	2003	2003	2004	2003	2003

Fair value of plan assets at the beginning of the period	$1,667	$1,566	$2,842	$—	$—	$—
Actual return on plan assets	178	158	77	—	—	—
Employer contributions	29	2	6	51	27	21
Plan participants’ contributions	—	—	—	16	8	3
Gross benefits paid	(125)	(59)	(136)	(67)	(35)	(24)
Settlement	—	—	(1,223)	—	—	—

Fair value of plan assets at the end of the period	1,749	1,667	1,566	—	—	—

Benefit obligation at the beginning of the period	2,589	2,380	5,287	1,654	1,644	1,693
Service cost	42	29	28	39	30	11
Interest cost	158	114	90	88	75	29
Plan participants’ contributions	—	—	—	16	8	3
Plan amendments	—	—	—	—	(94)	(168)
Actuarial (gain) loss	84	125	381	(361)	26	100
Curtailment/settlement (2)	—	—	(3,270)	—	—	—
Gross benefits paid	(125)	(59)	(136)	(67)	(35)	(24)

Benefit obligation at the end of the period	2,748	2,589	2,380	1,369	1,654	1,644

Funded status of the plan	(999)	(922)	(814)	(1,369)	(1,654)	(1,644)
Unrecognized actuarial (gain)/ loss	100	58	—	(329)	24	—
Unrecognized prior service cost (benefit)	—	—	—	(71)	(84)	—
Contributions for October to December	1	—	—	15	13	—

Net liability recognized	$(898)	$(864)	$(814)	$(1,754)	$(1,701)	$(1,644)

      Components of the amounts recognized in the Company’s Consolidated Balance Sheets (in millions):

	Defined Benefit Pension Plans(1)			Other Postretirement Benefits

	Successor		Predecessor			Predecessor
	Company		Company	Successor Company		Company

	Dec. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Dec. 31,	Mar. 31,
	2004	2003	2003	2004	2003	2003

Accrued benefit cost	$(898)	$(864)	$(814)	$(1,754)	$(1,701)	$(1,644)
Adjustment for minimum pension liability	(120)	(86)	—	—	—	—
Accumulated other comprehensive loss	120	86	—	—	—	—

Net amount recognized	$(898)	$(864)	$(814)	$(1,754)	$(1,701)	$(1,644)

(1)	For plans with accumulated benefit obligations in excess of plan assets, the aggregate projected benefit obligations, accumulated benefit obligations and plan assets were $2.75 billion, $2.72 billion and $1.75 billion, respectively, as of September 30, 2004 and $2.59 billion, $2.57 billion and $1.67 billion, respectively, as of September 30, 2003.

(2)	In 2003, US Airways recognized curtailments and settlements related to the termination of certain defined benefit pension plans. These curtailments and settlements were recognized in accordance with Statement of Financial Accounting Standards No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”

     The accumulated benefit obligation for defined benefit pension plans was $2.72 billion and $2.57 billion as of September 30, 2004 and 2003.
      The following table presents the weighted average assumptions used to determine benefit obligations:

	Defined Benefit Pension Plans			Other Postretirement Benefits

			Predecessor			Predecessor
	Successor Company		Company	Successor Company		Company

		Nine	Three		Nine	Three
		Months	Months		Months	Months
	Year Ended	Ended	Ended	Year Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Dec. 31,	Mar. 31,
	2004	2003	2003	2004	2003	2003

Discount rate	6.00%	6.00%	6.50%	6.00%	6.00%	6.50%
Rate of compensation increase	3.75%	3.74%	3.75%	4.00%	4.00%	4.00%
      The Company discounted both its future pension obligations and its other postretirement benefit obligations using a rate of 6.00% at September 30, 2004 and 2003. The assumed discount rate is based on the current rates earned on long-term bonds that receive one of the two highest ratings given by a recognized rating agency.
      The assumed health care cost trend rates are 9% in 2005 and 2006, decreasing to 5% in 2010, and thereafter. This compares to a health care cost trend rate of 9% in 2004 decreasing to 5% in 2009 and thereafter. The assumed health care cost trend rates have a significant effect on amounts reported for retiree health care plans. A one-percentage point change in the health care cost trend rates would have the following effects on Other Postretirement Benefits as of September 30, 2004 (in millions):

	1% Increase	1% Decrease

Effect on total service and interest costs	$55	$(45)
Effect on postretirement benefit obligation	$407	$(338)
      Weighted average assumptions used to determine net periodic benefit cost were as follows:

	Defined Benefit Pension Plans			Other Postretirement Benefits

			Predecessor			Predecessor
	Successor Company		Company	Successor Company		Company

		Nine	Three		Nine	Three
		Months	Months		Months	Months
	Year Ended	Ended	Ended	Year Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Dec. 31,	Mar. 31,
	2004	2003	2003	2004	2003	2003

Discount rate	6.00%	6.50%	6.75%	6.19%	6.50%	6.75%
Expected return on plan assets	8.01%	8.01%	8.75%	—	—	—
Rate of compensation increase	3.74%	3.75%	5.42%	4.00%	4.00%	5.22%

      Components of the net and total periodic cost for Pension Benefits (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	Dec. 31, 2004	Dec. 31, 2003	Mar. 31, 2003	Dec. 31, 2002

Service cost	$42	$29	$28	$194
Interest cost	158	114	90	420
Expected return on plan assets	(132)	(91)	(70)	(332)
Amortization of:
Transition asset	—	—	—	(4)
Prior service cost	—	—	1	10
Actuarial (gain)/loss	(2)	—	1	38

Net periodic cost	66	52	50	326
Fresh start charge	—	—	1,004	—
Curtailment/settlement	—	—	(1,391)	42

Total periodic cost	$66	$52	$(337)	$368

      Components of the net and total periodic cost for Other Postretirement Benefits (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	Dec. 31, 2004	Dec. 31, 2003	Mar. 31, 2003	Dec. 31, 2002

Service cost	$39	$30	$11	$47
Interest cost	88	75	29	110
Amortization of:
Prior service cost	(13)	(9)	(10)	(12)
Actuarial (gain)/loss	(9)	—	6

Net periodic cost	105	96	36	145
Fresh start charge	—	—	118	—
Curtailment	—	—	—	(120)

Total periodic cost	$105	$96	$154	$25

      The change in the additional minimum pension liability included in Other comprehensive income (loss) was $(34) million, $(86) million, and $880 million for the year ended December 31, 2004, the nine months ended December 31, 2003, and the three months ended March 31, 2003, respectively. See Note 8 for a reconciliation of the components of Other comprehensive income.
      Because US Airways does not expect to make further contributions to the three defined benefit pension plans, future contributions to the remaining plans are expected to be immaterial. The Company expects to contribute $63 million to its other postretirement plans in 2005. Prior to the termination of the three US Airways defined benefit plans in January 2005, the following benefits, which reflect expected future service, as appropriate, were expected to be paid from the plans (in millions):

		Other
		Postretirement
	Defined Benefit	Benefits Before
	Pension Plans	Medicare Subsidy	Medicare Subsidy

2005	$125	$63	$—
2006	126	66	4
2007	128	71	5
2008	139	75	6
2009	150	74	7
2010 to 2014	788	421	43

      The Company assumed that its pension plans’ assets would generate a long-term rate of return of 7.36% at September 30, 2004. This rate is lower than the assumed rate of 8.01% used at September 30, 2003. The expected long-term rate of return assumption is developed by evaluating input from the plan’s investment consultants, including their review of asset class return expectations and long-term inflation assumptions.
      The weighted average asset allocations as of September 30, 2004 and 2003, by asset category are as follows:

	Plan Assets

	2004	2003

Equity securities	50%	47%
Debt securities	41	46
Real estate	8	4
Other	1	3

Total	100%	100%

      The Company’s targeted asset allocation is approximately 46% equity securities, 45% debt securities, and 9% real estate. The Company believes that its long-term asset allocation on average will approximate the targeted allocation. The Company regularly reviews its actual asset allocation and periodically rebalances its investments to its targeted allocation when considered appropriate.

(b)	Defined contribution pension plans
      The Company sponsors several defined contribution pension plans for certain employees. The Company makes cash contributions to certain plans based on the employee’s age, compensation and elected contributions. The Company also participates in a multi-employer plan for certain employees. Cash contributions are a function of hours worked times a negotiated contribution rate. Prior to the reductions implemented in connection with its restructured labor agreements and non-union wage and benefits reductions in late 2004, the Company’s contributions ranged up to 12% of the employee’s compensation. Expenses related to these plans, excluding expenses related to the US Airways Employee Stock Ownership Plan (ESOP) and the US Airways pilot defined contribution plans (see below), were approximately $52 million, $40 million, $12 million, and $67 million for year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002, respectively. See Note 5(d) for information related to the Company’s ESOP.
      In connection with its previous reorganization under Chapter 11 of the Bankruptcy Code, the Company terminated the Retirement Income Plan for Pilots of US Airways, Inc. (Pilot Retirement Plan) and the related nonqualified pilot plan effective March 31, 2003. The Company implemented a qualified and nonqualified defined contribution plan for pilots effective April 1, 2003. The defined contribution amount was individually determined based on a target normal retirement date balance of approximately $1 million for a career US Airways pilot. The target balance included the estimated value of other retirement benefits including, but not limited to, the estimated benefit pilots are expected to receive from the PBGC, the trustee for the terminated pilot defined benefit plan. Effective October 15, 2004, each pilot’s contribution rate became the lessor of the original rate or 10% of eligible compensation. Expenses for this plan were $134 million for each of the year ended December 31, 2004 and the nine months ended December 31, 2003.

(c)	Postemployment benefits
      The Company provides certain postemployment benefits to its employees. Such benefits include disability-related and workers’ compensation benefits and severance payments for certain employees (See Note 16, Unusual Items). The Company accrues for the cost of such benefit expenses once an appropriate triggering event has occurred.

(d)	Employee stock ownership plan (ESOP)
      In August 1989, US Airways established an ESOP. US Airways Group sold 2,200,000 shares of its common stock to an Employee Stock Ownership Trust (the Trust) to hold on behalf of US Airways’ employees, exclusive of officers, in accordance with the terms of the Trust and the ESOP. The trustee placed those shares in a suspense account pending their release and allocation to employees. US Airways provided financing to the Trust in the form of a 9 3/4% loan for $111 million for its purchase of shares and US Airways contributed an additional $2 million to the Trust. US Airways made a yearly contribution to the Trust sufficient to cover the Trust’s debt service requirement. The contributions were made in amounts equal to the periodic loan payments as they came due, less dividends available for loan payment. Since US Airways Group did not pay dividends on any shares held by the Trust for the three months ended March 31, 2003 or the year ended December 31, 2002, the Trust did not utilize dividends to service its debt during those periods. The initial maturity of the loan was 30 years. As the loan was repaid over time, the trustee systematically released shares of the common stock from the suspense account and allocated them to participating employees. Each participant’s allocation was based on the participant’s compensation, the total compensation of all ESOP participants and the total number of shares being released. For each year after 1989, a minimum of 71,933 shares were released from the suspense account and allocated to participant accounts. Annual contributions made by US Airways, and therefore loan repayments made by the Trust, were $9 million in 2003 and 2002. The interest portion of these contributions was $7 million in 2003 and 2002. US Airways recognized compensation expense related to the ESOP of $4 million in 2002 based on shares allocated to employees (the “shares allocated” method). In June 2002, US Airways Group engaged Aon Fiduciary Counselors (Aon) as an independent fiduciary of the ESOP, with the authority to make all decisions related to sale of the stock held in the ESOP. In September 2002, Aon sold all shares that were allocated to participant accounts. All unallocated shares in the ESOP were cancelled in accordance with the Company’s 2003 Plan. As a result, the Company recognized a charge of $50 million in 2002 representing the remaining unamortized deferred compensation to Reorganization items, net on the Company’s Consolidated Statement of Operations. Effective March 31, 2003, the ESOP was terminated as provided in the 2003 Plan. The note payable to US Airways was cancelled under the provisions of the 2003 Plan. Participant accounts were distributed by December 31, 2003.

(e)	Profit sharing plans
      Under the Defined Contribution Retirement Program, US Airways makes additional contributions to participant accounts for certain employees when US Airways Group achieves certain prescribed pre-tax margin levels. US Airways did not make any profit sharing contributions relating to 2004, 2003 or 2002.

6.	Income Taxes
      The Company accounts for income taxes according to the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” The Company files a consolidated federal income tax return with its wholly owned subsidiaries.
      In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The Company recorded a valuation allowance against its net deferred tax asset. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (including reversals of deferred tax liabilities) during the periods in which those temporary differences will become deductible.

      The components of the Company’s provision (credit) for income taxes are as follows (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	March 31,	December 31,
	2004	2003	2003	2002

Current provision:
Federal	$(3)	$3	—	$(252)
State	(3)	5	—	—

Total current	(6)	8	—	(252)

Deferred provision:
Federal	(1)		—	—
State	(3)	3	—	—

Total Deferred	(4)	3	—	—

Provision (credit) for income taxes	$(10)	$11	—	$(252)

      The significant components of the deferred income tax provision (credit) for the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002 are as follows (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	March 31,	December 31,
	2004	2003	2003	2002

Deferred tax provision (exclusive of the other components listed below)	$(237)	$415	$356	$(417)
Increase (decrease) in the valuation allowance for deferred tax assets	233	(412)	(356)	417
Total	$(4)	$3	$—	$—
      A reconciliation of taxes computed at the statutory federal tax rate on income (loss) before income taxes to the provision (credit) for income taxes is provided below (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	March 31,	December 31,
	2004	2003	2003	2002

Tax provision (credit) computed at federal statutory rate	$(217)	$(57)	$572	$(670)
Book expenses not deductible for tax purposes	2	11	(203)	15
State income tax provision, net of federal benefit	(4)	5	—	—
Increase (decrease) in the federal valuation allowance	206	(307)	(370)	371
Reduction in net operating losses from discharge of indebtedness	—	351	—	—
Expiration of investment and foreign tax credits	6	19	—	25
Other	(3)	(11)	1	7

Provision (credit) for income taxes	$(10)	$11	$—	$(252)

Effective tax rate	2%	7%	—	13%

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows (in millions):

	2004	2003

Deferred tax assets:
Employee benefits	$1,162	$1,141
Net operating loss carryforwards	313	30
Other deferred tax assets	195	184
AMT credit carryforward	24	27
Leasing transactions	10	10
Federal general business and foreign tax credit carryforwards	—	6
Valuation allowance	(825)	(592)

Net deferred tax assets	879	806

Deferred tax liabilities:
Depreciation and amortization	676	654
Sale and leaseback transactions	112	82
Other deferred tax liabilities	105	73

Total deferred tax liabilities	893	809

Net deferred tax liabilities	14	3

Less: current deferred tax liabilities	—

Noncurrent deferred tax liabilities	$14	$3

      Included in the employee benefit deferred tax assets at December 31, 2004 and 2003, among other items, are $662 million and $632 million, respectively, related to obligations of postretirement medical benefits.
      As of December 31, 2004, the Company had a $780 million federal net operating loss carryforward expiring in 2024, $24 million of alternative minimum tax credits which do not expire, and $1.8 billion of state net operating loss carryforwards primarily expiring from 2006 to 2024. The Company filed for bankruptcy protection on September 12, 2004. As a result, the tax attributes are expected to be substantially reduced or eliminated by cancellation of debt income that will result from the bankruptcy proceedings. Additionally, the Company may have a change in ownership upon emergence from bankruptcy, in which case Internal Revenue Code Section 382 would substantially limit the annual usage of any remaining tax attributes that were generated prior to the change in ownership.
      At December 31, 2003, the federal and state net operating loss carryforwards were reduced by discharge of indebtedness income of $1.2 billion that resulted from the August 2002 bankruptcy proceedings. In addition, an Internal Revenue Code Section 382 change in ownership occurred upon emergence from the Prior Bankruptcy and issuance of new common stock to creditors. Section 382 substantially limited the annual usage of the tax attributes that were generated prior to the change in ownership.
      The federal income tax returns of the Company through 2002 have been examined and settled with the Internal Revenue Service. The Company is not currently under examination.
      The following table is a summary of pretax book income and taxable income prior to net operating loss carryforwards for the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002 (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	March 31,	December 31,
	2004	2003	2003	2002

Pretax book income (loss)	$(621)	$(163)	$1,635	$(1,915)
Taxable income (loss)	(561)	160	259	(1,102)

      The reasons for significant differences between taxable income and pretax book income primarily relate to discharge of indebtedness income, bankruptcy-related charges, employee pension and postretirement benefit costs, employee-related accruals and leasing transactions.

7.	Commitments and Contingencies

(a)	Commitments to purchase flight equipment
      As of December 31, 2004, US Airways Group had 19 A320-family aircraft on firm order scheduled for delivery in the years 2007 through 2009. US Airways Group also had ten A330-200 aircraft on firm order scheduled for delivery in the years 2007 through 2009. On February 3, 2005, the Bankruptcy Court approved the Company’s agreement with Airbus providing for, among other things, delivery of the 19 A320-family aircraft in years 2008 through 2010 and delivery of the ten A330-200 aircraft in years 2008 through 2009.
      In December 2004, the Company reached aircraft leasing and financing agreements with Embraer and Bombardier, which were approved by the Bankruptcy Court in January 2005. Pursuant to the agreement reached with Embraer, the Company purchased and took delivery of three ERJ-170 aircraft in January 2005 and committed to purchase and take delivery of three additional ERJ-170 aircraft by March 31, 2005. The purchase of the three ERJ-170s delivered in January 2005 was financed by Embraer through a mortgage loan facility and the application of $17 million of existing purchase deposits held by Embraer. Additionally, $12 million of purchase deposits held by Embraer will be used to fund an Embraer loan reserve. Embraer will apply the reserve funds in the amounts and on the dates as and when payments are due under the Embraer loans during the period from October 1, 2004 through July 31, 2005 in full satisfaction of the Company’s payment obligation with respect to such Embraer loans during such period. Upon delivery of the first three ERJ-170s, which occurred in January 2005, unless the Company assumes the Embraer aircraft purchase agreement pursuant to Section 365 of the Bankruptcy Code, no further obligations arise on the part of the Company or Embraer with respect to the purchase and delivery of any aircraft, other than those obligations that arise from or are related to the purchase and delivery of the final three ERJ-170s in March 2005. Embraer and the Company have agreed to negotiate a new delivery schedule upon the Company’s assumption of the Embraer aircraft purchase agreement or upon the occurrence of certain other events.
      In the event that the Company fails to take delivery by March 31, 2005 of the remaining three ERJ-170 aircraft, damages will accrue on account of the Company’s failure to take delivery of such aircraft from and after April 1, 2005 at the rate of $162,795 per month per aircraft until the later of (i) 30 days after the Company emerges from Chapter 11 and (ii) July 31, 2005, whereupon Embraer’s obligation to deliver such aircraft will terminate and its damages with respect to such undelivered aircraft may be as much as $10 million (rather than at the rate of $162,795 per month), with Embraer having the right to apply any remaining purchase deposits against Embraer’s aggregate damages.
      Under the agreement reached with Bombardier, the Company acquired three new CRJ-700 aircraft in January 2005. The purchase was financed through the application of $28 million of existing purchase deposits held by Bombardier, $2 million in cash and a financed lease facility with DVB Bank. Additionally $4 million of existing purchase deposits held by Bombardier were used to satisfy existing defaults and cure payments. So long as the Company continues to operate under the protection of Chapter 11 in compliance with the Bankruptcy Code, no obligations shall arise on the part of the Company or Bombardier with respect to the purchase and delivery of any aircraft.

(b)	Leases
      The Company’s airline subsidiaries lease certain aircraft, engines and ground equipment, in addition to the majority of their ground facilities. Ground facilities include executive offices, maintenance facilities and ticket and administrative offices. Public airports are utilized for flight operations under lease arrangements with the municipalities or agencies owning or controlling such airports. Substantially all leases provide that the lessee must pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Some leases also include renewal and purchase options. The Company subleases certain leased aircraft and ground facilities under noncancelable operating leases expiring in various years through the year 2023.
      The following amounts related to capital leases are included in Property and equipment as of December 31, 2004 and 2003 (in millions):

	2004	2003

Ground property	$34	$51
Less accumulated amortization	(3)	(4)

Total Net Book Value of Capital Leases	$31	$47

      As of December 31, 2004, obligations under capital and noncancelable operating leases for future minimum lease payments were as follows (in millions):

	Capital Leases	Operating Leases

2005	$5	$878
2006	5	774
2007	5	707
2008	5	629
2009	5	554
Thereafter	104	4,169

Total minimum lease payments	129	7,711
Less sublease rental receipts	—	(4)

Total minimum operating lease payments	129	$7,707

Less amount representing interest	(80)

Present value of future minimum capital lease payments	49
Less current obligations under capital leases	(1)

Long-term obligations under capital leases	$48

      For the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002, rental expense under operating leases was $793 million, $591 million, $194 million, and $861 million, respectively.
      The Company’s airline subsidiaries also lease certain owned flight equipment to third parties under noncancelable operating leases that expire in 2006. The future minimum rental receipts associated with these leases are $3 million in 2005 and $1 million in 2006.
      The following amounts relate to aircraft leased under such agreements as reflected in flight equipment as of December 31, 2004 and 2003(in millions):

	2004	2003

Flight equipment	$8	$53
Less accumulated amortization	(3)	(3)

	$5	$50

(c)	Regional jet capacity purchase agreements
      US Airways has entered into capacity purchase agreements with certain regional jet operators. The capacity purchase agreements provide that all revenues (passenger, mail and freight) go to US Airways. In return, US Airways agrees to pay predetermined fees to the regional airlines for operating an agreed number of aircraft, without regard to the number of passengers onboard. In addition, these agreements provide that certain variable costs, such as fuel and airport landing fees, will be reimbursed 100% by US Airways. US Airways controls marketing, scheduling, ticketing, pricing and seat inventories. The regional jet capacity purchase agreements have expirations from 2008 to 2013 and provide for optional extensions at the

Company’s discretion. The future minimum noncancelable commitments under the regional jet capacity purchase agreements are $257 million in 2005, $262 million in 2006, $268 million in 2007 and $266 million in 2008, $202 million in 2009 and $266 million thereafter.

(d)	Legal Proceedings
      On September 12, 2004, US Airways Group and its domestic subsidiaries, including its principal operating subsidiary, US Airways, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Case Nos. 04-13819-SSM through 03-13823-SSM). Each of the Debtors continues to operate its business and manage its property as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. As a result of the current Chapter 11 filing, attempts to collect, secure or enforce remedies with respect to prepetition claims against the Debtors are subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code.
      On February 26, 2004, a company called I.A.P. Intermodal, LLC filed suit against US Airways Group and its wholly owned airline subsidiaries in the United States District Court for the Eastern District of Texas alleging that the defendants infringed upon three patents held by plaintiffs, all of which patents are entitled, “Method to Schedule a Vehicle in Real-Time to Transport Freight and Passengers.” Plaintiff seeks various injunctive relief as well as costs, fees and treble damages. US Airways Group and the subsidiaries were formally served with the complaint on June 21, 2004. US Airways Group is unable to ascertain at this time the likelihood or potential scale of liability. It should be noted that on the same date, the same plaintiff filed what the Company believes to be substantially similar cases against nine other major airlines, including British Airways, Northwest Airlines Corporation (Northwest), Korean Airlines Co., Ltd., Deutsche Lufthansa AG, Air France, Air Canada, Singapore Airlines Ltd., Delta Airlines, Inc. (Delta), and Continental Airlines, Inc., and had filed a suit against the parent company of American Airlines in December, 2003. This action was stayed as to US Airways Group and its wholly owned subsidiaries as a result of the bankruptcy filing on September 12, 2004.
      The Port Authority of New York and New Jersey filed a proof of claim against US Airways in the Prior Bankruptcy. The claim was in the amount of $8.5 million and it alleged environmental contamination and building deficiencies at LaGuardia Airport. US Airways’ liability and defenses to such liability were unaffected by the Prior Bankruptcy. US Airways has received no notice, inquiry or other communication from the Port Authority other than in connection with the proof of claim, and therefore is unable to evaluate at this time the validity of the underlying claim, the degree to which US Airways might share responsibility with other parties, or the cost of cleanup or correction of the alleged building deficiencies.
      On January 7, 2003, the Internal Revenue Service (IRS) issued a notice of proposed adjustment to US Airways Group proposing to disallow $573 million of capital losses that US Airways Group sustained in the tax year 1999 on the sale of stock of USLM Corporation (USLM). On February 5, 2003, the IRS filed a proof of claim with the Bankruptcy Court in connection with the Prior Bankruptcy asserting the following claims with respect to USLM: (1) secured claims for U.S. federal income tax and interest of $0.7 million; (2) unsecured priority claims for U.S. federal income tax of $68 million and interest of $14 million; and (3) an unsecured general claim for penalties of $25 million. On May 8, 2003, US Airways Group reached a tentative agreement with the IRS on the amount of U.S. federal income taxes, interest and penalties due subject to final approval from the Joint Committee on Taxation. By letter dated September 11, 2003, US Airways Group was notified that the Joint Committee on Taxation had accepted the tentative agreement with the IRS, including a settlement of all federal income taxes through the end of 2002. Due to the bankruptcy filing on September 11, 2004, which suspended payment of prepetition liabilities, final payment terms under the agreement have not been submitted to the Bankruptcy Court for approval.
      US Airways is named as a defendant along with most of the major domestic airlines, several national carriers and a number of international carriers, in a class action lawsuit on behalf of all United States-based travel agents filed in federal court in North Carolina. The complaint alleges violation of the federal antitrust laws with respect to commission rate reductions and/or commission cap reductions implemented by various airlines in 1997, 1998, 1999, 2001 and 2002. Plaintiffs seek unspecified damages for lost commissions, as well as injunctive relief. On October 30, 2003, the federal court granted a motion for summary judgment dismissing all claims against airline defendants other than the carriers then in bankruptcy, including US Airways, because proceedings had been stayed against those bankrupt defendants. That grant of summary judgment was affirmed by the Fourth Circuit Court of Appeals. On January 28, 2004, the federal court in North Carolina dismissed all claims against US Airways. The plaintiffs in this proceeding had also filed a claim in Bankruptcy Court for prepetition and continuing postpetition damages. The Bankruptcy Court determined that the entire claim was prepetition and unsecured, and the plaintiffs appealed this decision to the District Court. The parties agreed to stay this appeal pending the outcome of the plaintiffs’ appeal of the grant of summary judgment in the North Carolina action. Following the Fourth Circuit’s decision to affirm the summary judgment ruling, the plaintiffs dismissed their appeal of the Bankruptcy Court decision.
      Williard, Inc. (Williard), together with the joint venture of Williard and Len Parker Associates (Williard/Parker), was awarded construction contracts with US Airways for work to be performed at the Philadelphia International Airport. On May 29, 2002, US Airways terminated the largest contract between the parties. Williard and Williard/Parker sued US Airways in Pennsylvania state court for over $14 million in damages representing termination costs and lost profits, along with other alleged contractual damage claims. Subsequently, Limbach Company, LLC (Limbach) alleged that it purchased the claims of Williard. After a trial, the Bankruptcy Court, on June 7, 2004, determined the value of the Limbach and Limbach/Parker claims to be $2,542,843. Limbach and Limbach/Parker are challenging on appeal various rulings of the Bankruptcy Court, including the amount of the claim and its status as an unsecured claim. US Airways has also filed an appeal. Limbach and Limbach/Parker have filed an action in state court against the City of Philadelphia (the City) and the Philadelphia Authority for Industrial Development (PAID) and received permission to include US Airways as a co-defendant, provided that Limbach and Limbach/Parker did not make any claims against US Airways in that action. In the lawsuit against the City and PAID, Limbach and Limbach/Parker are seeking the same sums as in their earlier lawsuit and proofs of claim against US Airways, but this time under the equitable theories of third-party beneficiary, quantum meruit and constructive trust. The court in the Philadelphia action dismissed US Airways from the lawsuit and dismissed the third-party beneficiary claims against the City and PAID. These rulings are subject to appeal at a later date. On May 21, 2004, the City and PAID filed a Motion for Summary Judgment seeking dismissal of the lawsuit. Should Limbach and/or Limbach/Parker recover in the Philadelphia action against the City and PAID, that award would be paid at 100 cents on the dollar. US Airways may have an obligation to indemnify the City and PAID under its agreements related to the airport development, which US Airways assumed as part of the Prior Bankruptcy. Therefore, any recovery by Limbach and/or Limbach/Parker against the City and PAID could result in an indemnification claim that US Airways may have to pay at full value. Proceedings in the Bankruptcy Court were stayed by the bankruptcy filing on September 12, 2004.
      On October 4, 2004, the System Board of Adjustment (the System Board) issued a ruling in which the Company’s outsourcing of heavy maintenance visits was deemed to be in violation of the collective bargaining agreement between US Airways and the IAM as the representative of Mechanic and Related Employees. The System Board ordered the Company to cease and desist from outsourcing the work, and ordered that affected employees be made whole. The System Board did not specify any particular monetary remedy and none has since been decided or agreed upon by the parties. However, the Bankruptcy Court’s order granting in part the Company’s motion for relief under Section 1113(e) of the Bankruptcy Code included relief from any restrictions on the Company’s right to outsource the work covered by this award through February 15, 2005. Neither the Company’s Section 1113(e) motion nor the Bankruptcy Court’s order addressed the make-whole portion of this award. On November 12, 2004, the Company filed a motion asking the Bankruptcy Court for permission to reject the IAM collective bargaining agreement under which the grievance had been filed. On January 6, 2005, the Bankruptcy Court granted the Company’s motion. On January 21, 2005, the IAM ratified a new collective bargaining agreement to replace the one that had been rejected, and as part of the new agreement, the IAM agreed not to pursue any claims for damages associated with the rejection of the previous agreement.

      The Company and US Airways have been named as defendants in two lawsuits filed in federal district court for the Eastern District of Michigan. Delta is also named as a defendant in both actions, while Northwest and the Airlines Reporting Corporation were sued separately in a third action. The complaints were filed on behalf of a class of airline passengers who originated or terminated their trips at the defendant carriers’ respective hubs. These passengers allege that they paid excessive fares due to the respective airlines’ enforcement of ticketing rules that prohibit the use of a connecting segment coupon that is part of a through-fare ticket where the passenger does not fly or intend to fly the entire ticketed itinerary. Plaintiffs allege monopolization and restraint of trade in violation of federal antitrust laws. They seek recovery of treble damages from all named defendants in the amount of $390 million and an injunction prohibiting future enforcement of the rules at issue. On May 16, 2002, the court denied the defendant airlines’ Motion for Summary Judgment and granted the plaintiffs’ Motion for Class Certification in each of the cases. On May 31, 2002, the Company and US Airways filed a petition with the United States Court of Appeals for the Sixth Circuit seeking a discretionary review of the certification order. On November 21, 2002, the petition for permission to appeal the class certification decision was denied. On December 4, 2002, Delta and Northwest filed a rehearing petition seeking en banc review of the initial Sixth Circuit denial. On February 24, 2003, Northwest and Delta’s petition for rehearing en banc was denied. Notwithstanding the district court’s denial of summary judgment and the petition, the Company and US Airways believe the claims are without merit and intend to pursue a vigorous defense. The automatic stay under Section 362(a) of the Bankruptcy Code was lifted when the Company emerged from bankruptcy on March 31, 2003, but the action was subsequently stayed once more as a result of the Company’s bankruptcy filing on September 12, 2004.
      In May 1995, the Company, US Airways and the Retirement Plan for Pilots of US Airways, Inc. (Pilot Retirement Plan) were sued in federal district court for the District of Columbia by 481 active and retired pilots, alleging that defendants had incorrectly interpreted the plan provisions and erroneously calculated benefits under the Pilot Retirement Plan. The plaintiffs sought damages in excess of $70 million. In May 1996, the court issued a decision granting US Airways’ Motion to Dismiss the majority of the complaint for lack of jurisdiction, deciding that the dispute must be resolved through the arbitration process under the Railway Labor Act because the Pilot Retirement Plan was collectively bargained. The plaintiffs appealed the district court’s dismissal and in February 1999, the U.S. Court of Appeals upheld the district court’s decision originally granted in May 1996, in the defendants’ favor. In May 1999, the plaintiffs filed a petition for certiorari with the U.S. Supreme Court. In October 1999, the U.S. Supreme Court denied the plaintiffs’ petition for certiorari. The U.S. District Court retained jurisdiction over one count of the complaint, alleging violation of a disclosure requirement under ERISA. In August 2000, the U.S. District Court dismissed the remaining count without prejudice, giving plaintiffs the right to reinstate their claims after completion of the arbitration. Certain of the plaintiffs filed a claim before the US Airways Pilot Retirement Board, requesting arbitration of their claim for benefits that they believe were erroneously calculated, and the Retirement Board selected an arbitrator to decide certain issues related to the plaintiffs’ claims for benefits. However, the Pilot Retirement Plan was terminated on March 31, 2003, and on April 1, 2003 the PBGC became trustee of the plan. Also, claims related to this matter were expunged in the Prior Bankruptcy. Accordingly, the Company does not believe there is any continuing risk of material liability associated with this matter.
      On September 29, 2000, US Airways intervened in a proceeding that was originally brought on January 26, 1998, by the Pennsylvania Department of Environment Protection (DEP) against Allegheny County, Pennsylvania and the Allegheny County Aviation Administration (ACAA), alleging that a variety of airfield and aircraft de-icing activities at Pittsburgh International Airport (Airport) violated the requirements of (a) a 1994 Consent Order and Adjudication issued to Allegheny County and air carrier tenants at the Airport, (b) the Airport’s National Pollutant Discharge Elimination System Permit, and (c) the Pennsylvania Clean Streams Law. The action was brought before the Pennsylvania Environmental Hearing Board. During March 2001, the Environmental Hearing Board approved Allegheny County’s Motion to Withdraw the Appeal without Prejudice, thereby terminating the appeal. However, during the course of settlement discussions leading to the termination of the appeal, the DEP advised Allegheny County and US Airways that DEP (i) will require additional measures to be taken to control de-icing materials at the Airport, and (ii) will assess a civil penalty against Allegheny County and US Airways for the alleged violations described above. The ACAA, US Airways and the DEP have continued to work together with the goal of fashioning an ultimate resolution to the de-icing issues. The Company does not believe that the settlement of this matter will have a material adverse effect on its financial condition, results of operations or liquidity.

(e)	Guarantees
      US Airways guarantees the payment of principal and interest on certain special facility revenue bonds issued by municipalities to build or improve certain airport and maintenance facilities which are leased to US Airways. Under such leases, US Airways is required to make rental payments through 2023, sufficient to pay maturing principal and interest payments on the related bonds. As of December 31, 2004, the principal amount outstanding of these bonds was $79 million.
      The Company enters into real estate leases in substantially all cities that it serves. It is common in such commercial lease transactions for the Company as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Company’s use or occupancy of the leased premises. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct. Additionally, the Company typically indemnifies such parties for any environmental liability that arises out of or relates to its use of the leased premises.
      In aircraft financing agreements, the Company typically indemnifies the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. In aircraft financing transactions structured as leveraged leases, the Company typically indemnifies the lessor with respect to adverse changes in U.S. tax laws.
      The Company expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above with respect to real estate leases and aircraft it operates. The Company cannot estimate the potential amount of future payments under the foregoing indemnities and guarantees.

(f)	Concentration of credit risk
      The Company invests available cash in money market securities of various banks, commercial paper and asset-backed securities of various financial institutions, other companies with high credit ratings and securities backed by the U.S. Government.
      As of December 31, 2004, most of the Company’s receivables related to tickets sold to individual passengers through the use of major credit cards or to tickets sold by other airlines and used by passengers on the Company’s airline subsidiaries. These receivables are short-term, mostly being settled within seven days after sale. Bad debt losses, which have been minimal in the past, have been considered in establishing allowances for doubtful accounts. The Company does not believe it is subject to any significant concentration of credit risk.

8.	Accumulated other comprehensive income (loss), net of income tax effect
      Comprehensive income encompasses net income and “other comprehensive income,” which includes all other non-owner transactions and events that change stockholders’ equity. The Company’s other comprehensive income includes unrealized gains (losses) on available-for-sale securities, certain changes in the fair value of certain derivative instruments and an adjustment for minimum pension liability, each shown net of income tax effects.
      As presented in the accompanying Consolidated Statements of Stockholders’ Equity (Deficit), the Company recognized comprehensive loss of $654 million, including a net loss of $611 million and other comprehensive loss of $43 million, for the year ended December 31, 2004. For the nine months ended December 31, 2003 the Company recognized a comprehensive loss of $229 million, including a net loss of $174 million and other comprehensive loss of $55 million. The Company recognized comprehensive income of $2.51 billion, including net income of $1.64 billion and other comprehensive income of $870 million, for the three months ended March 31, 2003. For the year ended December 31, 2002, the Company recognized a comprehensive loss of $2.36 billion, including a net loss of $1.65 billion and other comprehensive loss of $717 million.
      The activity within Other comprehensive income (loss) and the related income tax effects are as follows (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	March 31,	December 31,
	2004	2003	2003	2002

Unrealized gain (loss) on available-for-sale securities	$—	$—	$—	$(2)
Fuel cash flow hedges:
Reclassification adjustment for gains included in net income (loss) during the period	(75)	(14)	(16)	(13)
Change in fair value of hedges	66	45	5	40

Unrealized gain (loss), net of reclassification adjustment	(9)	31	(11)	25
Minimum pension liability adjustment	(34)	(86)	85	(742)
Adjustments in connection with reorganization	—	—	796	—

Other comprehensive income (loss)	$(43)	$(55)	$870	$(717)

      There was no tax effect on any element of Other comprehensive income (loss) during the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003, and the year ended December 31, 2002.

9.	Stock-Based Compensation

(a)	Successor Company
      Upon emergence from the Prior Bankruptcy, the Successor Company adopted the fair value method of recording stock-based employee compensation contained in SFAS 123 and accounted for this change in accounting principle using the “prospective method” as described by SFAS 148. Accordingly, the fair value of all Successor Company stock option and warrant grants, as determined on the date of grant, will be amortized as compensation expense (an element of Personnel costs) in the Consolidated Statement of Operations over the vesting period. The Company has disclosed in Note 2(m) the effect on net income (loss) and net earnings (loss) per common share as if the fair value based recognition provisions of SFAS 123 had been applied to all outstanding and unvested stock option awards in each Predecessor Company period presented.
      23,028,687 shares of Class A Common Stock allocated to employees pursuant to collective bargaining agreements were valued at $169 million in the aggregate and were included as deferred compensation as a reduction to Stockholders’ Equity (Deficit) upon emergence from the Prior Bankruptcy. The Company records the deferred compensation as compensation expense as the related shares vest.
      As of December 31, 2004, there were 4,750,000 shares of Class A Common Stock and 2,220,570 each of Class A-1 Warrants and shares of Class A Preferred Stock authorized to be granted to the Company’s management and 500,000 options to purchase Class A Common Stock authorized to be granted to the Company’s non-employee directors. Through December 31, 2004, 3,962,593 shares of Class A Common Stock, 2,118,490 each of Class A-1 warrants and Class A Preferred Stock, and 466,640 options to purchase Class A Common Stock were granted to the Company’s management. Additionally, an aggregate of 91,397 options to purchase Class A Common Stock were granted to the Company’s non-employee directors. Grants of Class A Common Stock, stock options and warrants generally vest over four years. The Company records compensation expense over the vesting period. The following table summarizes the activity of the Company’s stock options and warrants since emergence from the Prior Bankruptcy:

		Weighted		Weighted
		Avg. Exercise		Avg. Exercise
	Stock Options	Price	Warrants	Price

Granted	50,000	$7.34	2,227,576	$7.42
Canceled	—	—	(11,050)	7.42

Balance at 12/31/03	50,000	7.34	2,216,526	7.42
Granted	513,037	1.53	56,023	7.42
Canceled	(114,250)	1.77	(154,059)	7.42

Balance at 12/31/04	448,787	$2.11	2,118,490	$7.42

      The following table summarizes additional information regarding the warrants and options outstanding as of December 31, 2004:

	Number of	Weighted Avg. Remaining
Range of Exercise Prices	Options & Warrants	Contractual Life (years)	Exercisable

$1.02 to $7.34	448,787	9.4	45,000
$7.42	2,118,490	5.3	1,927,000
      The Company granted 835,160 and 3,627,923 shares of restricted Class A Common Stock during the year ended December 31, 2004 and the nine months ended December 31, 2003. There were 1,997,108 non-vested shares of restricted stock outstanding as of December 31, 2004.
      The weighted average fair value per share of US Airways Group Class A Common Stock grants was $2 and $7 in the year ended December 31, 2004 and the nine months ended December 31, 2003, respectively. In order to calculate the stock-based compensation for stock options and warrants using the fair value method provisions in SFAS 123, US Airways used the Black-Scholes stock option pricing model with the following weighted-average assumptions:

	Successor Company

	Year Ended	Nine Months Ended
	December 31, 2004	December 31, 2003

Stock volatility	65%	65%
Risk free interest rate	2.9%	2.2%
Expected life	4 years	3 years
Dividend yield	—	—
      The Company recognized compensation expense related to Class A Common Stock, stock option and stock warrant grants to the Company’s employees of $50 million and $135 million for the year ended December 31, 2004 and the nine months ended December 31, 2003, respectively.
      The Company held approximately 753,000 and 81,000 shares of Class A Common Stock in treasury as of December 31, 2004 and December 31, 2003, respectively. During 2004 and 2003, employees surrendered 672,420 and 4,760,000 shares of Class A Common Stock to the Company in lieu of cash payments to satisfy tax withholding requirements related to the vesting of certain Class A Common Stock grants, respectively.
      The ultimate recovery, if any, to holders of the common stock will not be determined until confirmation of a plan of reorganization. The plan of reorganization could result in holders of US Airways Group’s common stock and related equity securities receiving no distribution on account of their interest and cancellation of the equity.

(b)	Predecessor Company
      As of December 31, 2002, approximately 25.4 million shares of common stock were reserved for future grants of common stock or the possible exercise of stock options issued under the Company’s six stock option, stock purchase and incentive plans. The Predecessor Company accounted for stock-based compensation using the intrinsic value method as prescribed under APB 25 and related interpretations. The Company recognized compensation expense (an element of Personnel costs) related to common stock grants of $1 million and $3 million for the three months ended March 31, 2003, and the year ended December 31, 2002, respectively. Deferred compensation related to common stock grants was $5 million as of December 31, 2002. Deferred compensation was amortized as Personnel costs over the applicable vesting period. The Company granted 0.8 million shares of common stock during 2002. The weighted average fair value per share of common stock granted in 2002 was $6.
      A five-year labor contract between US Airways and its pilots became effective January 1, 1998. A provision of the labor contract established the 1998 Pilot Stock Option Plan of US Airways Group, Inc. (1998 Plan). The 1998 Plan authorized the Company to grant in six separate series 11.5 million stock option awards to its pilots over the five-year life of the labor contract (with exercise prices established based on the fair market value of the Company’s common stock over a time period preceding each grant). Options granted under the first series and second through fifth series were subject to a two-year and one-year vesting period, respectively. Options granted under the last series were not subject to any vesting period. All awards under the 1998 Plan expired ten years after grant. This plan was terminated and all outstanding awards were cancelled upon emergence from bankruptcy on March 31, 2003.
      The 1997 Stock Incentive Plan of US Airways Group, Inc. (1997 Plan) authorized the Company to grant common stock and stock option awards to non-officer key employees provided that no more than 3.0 million shares of common stock were issued as a result of the awards. The 1996 Stock Incentive Plan of US Airways Group, Inc. (1996 Plan), which encompassed the Company’s former 1988 Stock Incentive Plan of USAir Group, Inc., authorized the Company to grant common stock and stock option awards to key employees provided that no more than 18.4 million shares of common stock were issued as a result of the awards. All stock option awards under the 1997 Plan and 1996 Plan expired after a period of ten years and one month from date of grant. These plans were terminated and all outstanding awards were cancelled upon emergence from bankruptcy on March 31, 2003.
      The US Airways Group, Inc. Nonemployee Director Stock Incentive Plan (Director Plan) authorized the Company to grant stock option awards to each nonemployee director provided that no more than 160,000 shares of common stock were issued as a result of the awards. All stock option awards under the Director Plan expired after ten years from date of grant and were subject to a one-year vesting period. This plan was terminated and all outstanding awards were cancelled upon emergence from bankruptcy on March 31, 2003.
      The following table summarizes stock option transactions pursuant to the Company’s various stock option and incentive plans for the three months ended March 31, 2003, and the year ended December 31, 2002 (stock options in thousands):

	Three Months Ended		Year Ended
	March 31, 2003		December 31, 2002

		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price

Stock Options
Outstanding at beginning of year	17,223	$27	15,143	$35
Granted (1)	—	$—	2,089	$5
Granted (2)	—	$—	1,844	$5
Exercised	—	$—	(13)	$5
Forfeited	(9)	$10	(1,291)	$42
Expired	—	$—	(549)	$39
Terminated, March 31, 2003	(17,214)	$27	—	$—

Outstanding at end of period	—		17,223	$27
Exercisable at end of period	—		12,846

(1)	Exercise price was equal to the fair market value of a share of common stock at measurement date for grant.

(2)	Exercise price was greater than the fair market value of a share of common stock at measurement date for grant.

     The weighted average fair value per stock option for stock options which had an exercise price equal to the fair market value of a share of common stock at the date of grant was $3 for 2002. There were no such grants in the three months ended March 31, 2003. The weighted average fair value per stock option for stock options which had an exercise price greater than the fair market value of a share of common stock at the date of grant was $3 for 2002. There were no such grants in the three months ended March 31, 2003.

10.	Equity Structure of the Reorganized US Airways Group
      US Airways Group’s 2003 Plan became effective on March 31, 2003, at which time the then-outstanding equity securities of the Predecessor Company were cancelled. In accordance with the 2003 Plan, the Successor Company adopted the equity structure in the table below upon emergence. The equity values were determined with the assistance of financial advisors. See Note 13 for more information.

						Long-term
					Stockholders’	Debt, net of
		Authorized	Allocated	Fair Value	Equity	Discount
	Par Value	Shares	Shares	per Unit	(Millions)	(Millions)

Class A Common Stock	$1.00	200,000,000	48,650,000	$7.344	$357	—
Class B Common Stock	$1.00	5,000,000	5,000,000	$7.344	37	—
Class A Preferred Stock	$0.0001	25,000,000	16,729,430	—	—	—
Class B Preferred Stock	$1,000	250,000	75,000	$640	—	$48
Class C Preferred Stock	$1.00	10	10	—	—	—
Preferred Stock	$0.01	24,749,990	—	—	—	—
Class A-I Warrants	$—	25,000,000	16,729,430	$2.61	44	—

					$438	$48

      In exchange for its $240 million investment, RSA received 20,652,593 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock, 75,000 shares of Class B Preferred
      Stock (see below), 1,380,570 Class A-1 Warrants and 1,380,570 shares of Class A Preferred Stock. The fair values reflected in the above table as of March 31, 2003 related to RSA’s equity securities were as follows: $152 million for the Class A Common Stock, $37 million for the Class B Common Stock, $48 million for the Class B Preferred Stock and $4 million for the Class A-1 Warrants.
      The Class B Preferred Stock issued to RSA is subject to mandatory redemption on its maturity date of March 31, 2011. The Company’s policy is to classify equity instruments with characteristics of liabilities and equity, including those with mandatory redemption features, as liabilities and corresponding dividends and accretion of discounts are recorded as interest expense. Upon its maturity, the Company will be required to redeem each share for $1,000, or $75 million in aggregate, plus accrued and unpaid dividends. Class B Preferred Stock holders are entitled to cumulative quarterly dividends at a rate of 8% per annum paid in cash by the Company. After March 31, 2006, the Company may redeem for cash each Class B Preferred Share at a redemption price initially equal to $1,025 declining ratably to par value through March 31, 2010, plus accrued and unpaid dividends. See Note 12 for further information regarding dividend payments to RSA in 2003 and 2004.
      Holders of Class A Common Stock, Class A Preferred Stock and Class B Preferred Stock are entitled to cast one vote per share on all matters voted on by stockholders. Holders of Class B Common Stock are entitled to cast twenty votes per share on all matters voted on by stockholders. The Air Line Pilots Association, International; the International Association of Machinists and Aerospace Workers; the Association of Flight Attendants-Communication Workers of America; the Communication Workers Association of America and the Transport Workers Union of America hold the Class C Preferred Stock and are entitled to designate and vote to elect four directors to the Company’s Board of Directors.
      Holders of Class B Common Stock have the right to convert shares of Class B Common Stock into the same number of shares of Class A Common Stock at any time.

      Each Class A-1 Warrant is exercisable for one share of Class A Common Stock upon tender of the warrant, a share of Class A Preferred Stock and payment of an exercise price of $7.42 per share of Class A Common Stock. The exercise price may be paid in cash, or, in certain instances, (a) by delivery of shares of Class B Preferred Stock, valued at their redemption price, (b) by delivery of additional Class A-1 Warrants and shares of Class A Preferred Stock or (c) by a combination of any of the foregoing. The terms of the Class A-1 Warrants provide for customary anti-dilution protections, which adjust the exercise price and number of exercise shares upon certain events that may have a dilutive effect on the Class A-1 Warrants, such as stock splits, securities issuances or mergers. The voting power of the Class A Preferred Stock is also subject to adjustment upon any such anti-dilution adjustment so that the aggregate voting power of the Class A Preferred Stock is equal to the aggregate number of shares of Class A Common Stock into which such Class A-1 Warrants are exercisable.
      The other equity securities allocated to the Company’s creditors, debtors and employees in connection with the Company’s emergence from the Prior Bankruptcy were 27,997,407 shares of Class A Common Stock and 15,348,860 each of Class A-1 Warrants and shares of Class A Preferred Stock. The fair values reflected in the above table as of March 31, 2003 related to these equity securities were $206 million for the Class A Common Stock and $40 million for the Class A-1 Warrants.
      A total of 23,028,687 shares of Class A Common Stock allocated to employees pursuant to collective bargaining agreements was valued at $169 million in the aggregate and was included as deferred compensation as a reduction to Stockholders’ Equity (Deficit) upon emergence. The Company records the deferred compensation as compensation expense as the related shares vest.
      See Note 9 for further discussion related to stock-based compensation. The Company allocated 8,483,330 Class A-1 Warrants and 8,483,330 shares of Class A Preferred Stock to participants in the ATSB Loan. These Class A-1 Warrants were valued at $22 million and reflected as a discount to the carrying value of the $1 billion loan on the Company’s Consolidated Balance Sheet.
      There were 3,750,000 shares of Class A Common Stock and 2,220,570 each of Class A-1 Warrants and shares of Class A Preferred Stock authorized to be granted to the Company’s management pursuant to the Company’s 2003 Plan and 500,000 options to purchase Class A Common Stock authorized to be granted to the Company’s nonemployee directors not listed in the above table. See Note 9 for further information related to stock-based compensation.

11.	Operating Segments and Related Disclosures
      The Company is managed as a single business unit that provides air transportation for passengers and cargo. This allows it to benefit from an integrated revenue pricing and route network that includes US Airways, Piedmont, PSA and third-party carriers that fly under capacity purchase agreements as part of US Airways Express. The flight equipment of all these carriers is combined to form one fleet which is deployed through a single route scheduling system. When making resource allocation decisions, the chief operating decision maker evaluates flight profitability data, which considers aircraft type and route economics, but gives no weight to the financial impact of the resource allocation decision on an individual carrier basis. The objective in making resource allocation decisions is to maximize consolidated financial results, not the individual results of US Airways, Piedmont and PSA.
      Information concerning operating revenues in principal geographic areas is as follows (in millions):

	Successor Company		Predecessor Company

	Year Ended	Nine Months Ended	Three Months Ended	Year Ended
	December 31, 2004	December 31, 2003	March 31, 2003	December 31, 2002

United States	$5,275	$4,518	$1,336	$6,065
Foreign	1,842	794	198	912

Total	$7,117	$5,312	$1,534	$6,977

12.	Related Party Transactions

(a)	RSA
      As of March 31, 2003, RSA held approximately 36.2%, on a fully diluted basis, of the Company’s equity, had a voting interest of approximately 71.6% and was entitled to designate and vote to elect eight of 15 directors to Reorganized US Airways Group’s Board of Directors. Total amounts due to RSA at December 31, 2004 and 2003 included $78 million and $75 million, respectively, of Class B mandatorily redeemable preferred stock and $54 million and $73 million, respectively, of the initial $100 million at-risk amount under the ATSB Loan. For the year ended December 31, 2004, interest expense related to the Class B Preferred Stock totaled $8 million, including $6 million related to dividend requirements. For the nine months ended December 31, 2003, interest expense related to Class B Preferred Stock totaled $6 million, including $5 million related to dividend requirements. Dividend payments of $5 million and $3 million were made in cash in the year ended December 31, 2004 and the nine months ended December 31, 2003, respectively. Accrued and unpaid dividends at December 31, 2004 totaled $3 million, which is included in the carrying value of the Class B Preferred Stock at December 31, 2004. The Company is restricted from making further dividend payments under the terms of the ATSB Loan. Interest expense on RSA’s portion of the ATSB Loan was $5 million with interest payments of $5 million for the year ended December 31, 2004. See also Notes 2(b), 4 and 10 for additional information with regard to the terms of RSA’s investment, Class B Preferred Stock and ATSB Loan.

(b)	Employees
      During the year ended December 31, 2004, the nine months ended December 31, 2003 and the year ended December 31, 2002, employees surrendered 672,000 shares, 4,760,000 shares and 77,000 shares of common stock, respectively, to the Company in lieu of cash payments to satisfy tax withholding requirements related to the vesting of certain common stock grants (see also Notes 9 and 10). There were no shares surrendered of common stock during the three months ended March 31, 2003.

13.	Fresh-start Reporting
      In connection with its emergence from the Prior Bankruptcy on March 31, 2003, US Airways Group adopted fresh-start reporting in accordance with SOP 90-7. Accordingly, the Company valued its assets, liabilities and equity at fair value. The excess of the reorganization value over tangible assets and identifiable intangible assets has been reflected as Goodwill on the Consolidated Balance Sheet. Estimates of fair value represent the Company’s best estimate based on independent appraisals and valuations and, where the foregoing are not available, industry trends and by reference to market rates and transactions. The Company’s equity value of $438 million at March 31, 2003 was determined with the assistance of financial advisors. In determining the equity value, the financial advisors and the Company considered several matters, including the following: (i) certain recent financial information of the Company; (ii) certain financial projections prepared by the Company in connection with the ATSB Loan and RSA Investment Agreement including the underlying assumptions; (iii) the equity transactions encompassed by the RSA Investment Agreement; (iv) a discounted cash flow analysis prepared on a going concern basis; (v) current and historical market values of publicly traded companies that are in businesses reasonably comparable to the Company and (vi) certain additional economic and industry conditions. The Company received third party appraisals for certain assets and liabilities subsequent to March 31, 2003. Changes in the fair value of these assets and liabilities from the previously estimated values had an impact on the reported value of Goodwill. During the three months ended March 31, 2004, the Company increased goodwill and other accrued expenses by $15 million related to the valuation of the Company’s deferred tax liabilities.

14.	Valuation and Qualifying Accounts and Reserves (in millions)

					Sales,			Balance
	Balance at	Additions		Write-Offs	Retirements			at End
	Beginning	Charged to		(Net of	and			of
	of Period	Expense	Payments	Recoveries)	Transfers	Other		Period

Year ended December 31, 2004
Allowance for obsolescence of inventories	$5	$12	$—	$—	$—	$—		$17
Allowance for uncollectible accounts	18	7	—	(3)	—	—		22
Reserves for workforce reduction(b)	10	5	(6)	—	—	—		9
Nine months ended December 31, 2003
Allowance for obsolescence of inventories	—	5	—	—	—	—		5
Allowance for uncollectible accounts	19	6	—	—	—	—		18
Reserves for workforce reduction(b)	46	3	(39)	—	—	—		10
Three months ended March 31, 2003
Allowance for obsolescence of inventories	114	2	—	—	—	(116	)(c)	—
Allowance for uncollectible accounts	18	2	—	(1)	—	—		19
Reserves for workforce reduction(b)	78	—	(32)	—	—	—		46
Reserves for future rent payments — parked aircraft(b)	68	—	—	—	—	(68)		—
Year ended December 31, 2002
Allowance for obsolescence of inventories	209	1	—	(6)	(90)	—		114
Allowance for uncollectible accounts	22	8	—	(12)	—	—		18
Reserves for maintenance activities(a)	20	—	—	—	—	(20)		—
Reserves for workforce reduction(b)	52	89	(59)	—	—	(4)		78
Reserves for future rent payments — parked aircraft(b)	70	—	(6)	—	—	4		68

(a)	See also Note 2(n).

(b)	See also Note 16.

(c)	Allowance for obsolescence of inventories eliminated upon adoption of fresh-start reporting. See also Note 13.

15.	Selected Quarterly Financial Information (Unaudited)

	Successor Company

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In millions, except per share amounts)
2004
Operating Revenues	$1,701	$1,957	$1,799	$1,660
Operating Income (Loss)	$(143)	$83	$(177)	$(142)
Net Income (Loss)	$(177)	$34	$(232)	$(236)
Income (Loss) per Common Share
Basic	$(3.28)	$0.62	$(4.22)	$(4.30)
Diluted	$(3.28)	$0.59	$(4.22)	$(4.30)

	Predecessor
	Company	Successor Company

	(In millions, except per share amounts)
2003
Operating Revenues	$1,534	$1,777	$1,771	$1,764
Operating Income (Loss)	$(207)	$67	$(37)	$(74)
Net Income (Loss) Before Cumulative Effect of Accounting Change	$1,635	$13	$(90)	$(98)
Net Income (Loss) Income (Loss) per Common Share	$1,635	$13	$(90)	$(98)
Basic	$24.02	$0.25	$(1.69)	$(1.82)
Diluted	$24.02	$0.25	$(1.69)	$(1.82)

      The comparability of quarterly results in 2003 was impacted by the emergence from the Prior Bankruptcy in March 2003 and certain other unusual events. See also Note 16. The sum of the four quarters may not equal the totals for the year due to rounding.

16.	Unusual Items

(a)	Special Items
      Special items included within operating expenses on the Company’s Consolidated Statements of Operations includes the following components (dollars in millions):

	Successor		Predecessor
	Company		Company

	Nine Months Ended		Year Ended
	December 31, 2003		December 31, 2002

Aircraft order cancellation penalty	$35	(a)	$—
Aircraft impairments and related charges	—		392	(b)
Pension and postretirement benefit curtailments	—		(90	) (c)
Employee severance including benefits	(1	)(d)	(3	) (d)
Other	—		21	(e)
	$34		$320

(a)	During the quarter ended June 30, 2003, the Company recorded a $35 million charge in connection with its intention not to take delivery of certain aircraft scheduled for future delivery.

(b)	During the fourth quarter of 2002, US Airways conducted an impairment analysis in accordance with SFAS 144 on its B737-300, B737-400, B757-200 and B767-200 aircraft fleets as a result of changes to the aircraft’s recoverability periods (the planned conversion of owned aircraft to leased aircraft) as well as indications of possible material changes to the market values of these aircraft. The analysis revealed that estimated undiscounted future cash flows generated by these aircraft were less than their carrying values for four B737-300s, 15 B737-400s, 21 B757-200s and three B767-200s. In accordance with SFAS 144, the carrying values were reduced to fair market value. This analysis resulted in a pretax charge of $392 million. Management estimated fair market value using third-party appraisals and recent leasing transactions.

(c)	During the fourth quarter of 2002, US Airways recorded a curtailment credit of $120 million related to certain postretirement benefit plans and a $30 million curtailment charge related to certain defined benefit pension plans.

(d)	In September 2001, US Airways announced that in connection with its reduced flight schedule it would terminate or furlough approximately 11,000 employees across all employee groups. Approximately 10,200 of the affected employees were terminated or furloughed on or prior to January 1, 2002. Substantially all the remaining affected employees were terminated or furloughed by May 2002. US Airways’ headcount reduction was largely accomplished through involuntary terminations/furloughs. In connection with this headcount reduction, US Airways offered a voluntary leave program to certain employee groups. Voluntary leave program participants generally received extended benefits (e.g. medical, dental, life insurance) but did not receive any furlough pay benefit. In accordance with Emerging Issues Task Force Issue No. 94-3, US Airways recorded a pretax charge of $75 million representing the involuntary severance pay and the benefits for affected employees during the third quarter of 2001. In the fourth quarter of 2001, US Airways recognized a $10 million charge representing the estimated costs of extended benefits for those employees who elected to take voluntary leave and a $2 million reduction in accruals related to the involuntary severance as a result of employees electing to accept voluntary furlough. During the quarters ended June 30, 2003 and 2002, the Company recognized $1 million and $3 million, respectively, in reductions to severance pay and benefit accruals related to the involuntary termination or furlough of certain employees.

(e)	During the fourth quarter of 2002, US Airways recognized an impairment charge of $21 million related to capitalized gates at certain airports in accordance with SFAS 142. The carrying values of the affected gates were reduced to fair value based on a third party appraisal.

(b)	Government Compensation
      In April 2003, President George W. Bush signed into law the Emergency Wartime Supplemental Appropriations Act (Emergency Wartime Act), which included $2.4 billion for reimbursement to the airlines for certain aviation-related security expenses. Certain airlines that received the aviation-related assistance were required to agree to limit the total cash compensation for certain executive officers during the 12-month period beginning April 1, 2003 to an amount equal to the annual salary paid to that officer during the air carrier’s fiscal year 2002. Any violation of this agreement would require the carrier to repay to the government the amount reimbursed for airline security fees. The Company complied with this limitation on executive compensation. The Company’s security fee reimbursement was $214 million, net of amounts due to certain affiliates, and was recorded as a reduction to operating expenses during the second quarter of 2003. In September 2003, the Company received approximately $6 million of compensation associated with flight deck door expenditures which was recorded as an offset to capital costs.

(c)	Gain on Sale of Hotwire, Inc.
      During the fourth quarter of 2003, US Airways recorded a $30 million gain on the sale of its investment in Hotwire, Inc. The gain is reflected in Other, net on the Company’s Consolidated Statement of Operations.

ANNEX A
AGREEMENT AND PLAN OF MERGER
among
US AIRWAYS GROUP, INC.,
AMERICA WEST HOLDINGS CORPORATION
and
BARBELL ACQUISITION CORP.
Dated as of May 19, 2005

A-i

A-ii

A-iii

Annex A	Defined Terms	A-59

Exhibit A	Financing Commitments
Exhibit B	Voting Agreement
Exhibit C	Parent Charter
Exhibit D	Parent Amended By-Laws
Exhibit E	Order Approving Bidding Procedures
Exhibit F	Affiliate Agreement

A-iv

AGREEMENT AND PLAN OF MERGER
      AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 19, 2005, among US Airways Group, Inc., a Delaware corporation, and its successors (including, as the context may require, on or after the effective date of the Plan, as reorganized pursuant to the Bankruptcy Code) (“East”), America West Holdings Corporation, a Delaware corporation (“West”), and Barbell Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of East (“Merger Sub”).
RECITALS
      WHEREAS, the respective Boards of Directors of each of East, West and Merger Sub have, by resolutions duly adopted, declared that, the merger of Merger Sub with and into West (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and the other transactions contemplated by this Agreement are advisable, and approved and adopted this Agreement;
      WHEREAS, on September 12, 2004, East and certain of its Subsidiaries (each a “Debtor” and collectively, the “Debtors”) filed a voluntary petition (the “Cases”) for reorganization pursuant to chapter 11 of title 11 of the United States Code, 11 U.S.C. Sections 101 et seq. (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (the “Bankruptcy Court”);
      WHEREAS, the Debtors intend to seek the entry of an order of the Bankruptcy Court (the “Confirmation Order”) to approve the restructuring of the Debtors pursuant to a plan of reorganization (the “Plan”), including the approval of this Agreement, the investment in additional East equity by certain new equity investors (the “Equity Investors”) pursuant to financing commitments substantially in the form attached hereto as Exhibit A (the “Financing Commitments”) and the authorization of East to consummate the transactions contemplated hereby and thereby;
      WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);
      WHEREAS, certain stockholders of West are concurrently herewith entering into a voting agreement in connection with the Merger in the form attached hereto as Exhibit B (the “Voting Agreement”); and
      WHEREAS, East, the other Debtors, West and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
      NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
The Merger; Closing; Effective Time
      1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time (as defined in Section 1.3) Merger Sub shall be merged with and into West and the separate corporate existence of Merger Sub shall thereupon cease. West shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of West, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger in accordance with the DGCL.
      1.2 Closing. Subject to Section 1.4, the closing of the Merger (the “Closing”) shall take place (i) at the offices of Arnold & Porter LLP, 555 12th St., NW, Washington, DC at 9:00 a.m., Washington DC time, on the fifth business day following the day on which the last to be satisfied or waived of the conditions set forth in Article V (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time or on such other date as West and East may agree (the “Closing Date”).
      1.3 Effective Time. As soon as practicable following the Closing, West and East will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and delivered to the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective on the date on which the Certificate of Merger shall have been filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).
      1.4 Plan of Reorganization. The Merger shall be effected as a principal component of the Plan. The Closing Date and the Effective Time hereunder shall occur on or as soon as practicable after the date the Confirmation Order is entered by the Bankruptcy Court.
      1.5 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.
      1.6 Certificates of Incorporation.
      (a) East. At the Effective Time, pursuant to the Plan, the certificate of incorporation of East shall be amended and restated in its entirety to read substantially as set forth on Exhibit C hereto, until thereafter duly amended as provided therein or by applicable Laws (as defined in Section 3.1(i)) (the “Parent Charter”).
      (b) Surviving Corporation. The certificate of incorporation of Merger Sub in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Corporation Charter”), until thereafter amended as provided therein or by applicable Laws; provided, however, that the Surviving Corporation Charter shall be amended immediately following the Effective Time to change the name of Merger Sub to America West Holdings Corporation.
      1.7 By-Laws.
      (a) East. At the Effective Time, the by-laws of East shall be amended and restated in their entirety to read substantially as set forth on Exhibit D hereto until duly amended as provided therein or by applicable Laws (the “Parent Amended By-Laws”).
      (b) Surviving Corporation. The by-laws of Merger Sub in effect at the Effective Time shall be the by-laws of the Surviving Corporation (the “Surviving Corporation By-Laws”), until thereafter amended as provided therein or by applicable Laws; provided, however, that the Surviving Corporation By-Laws shall be amended immediately following the Effective Time to change the name of Merger Sub to America West Holdings Corporation.
      1.8 Directors.
      (a) East. Except as hereinafter provided, the number of directors comprising the full board of directors of East as of the Effective Time shall be no more than 13 directors. Initially, assuming East has received from the Equity Investors on or before the Effective Date cash equity investments totaling $375,000,000, (i) 2 of such directors shall be designated by East to an initial one-year term, all of whom shall be Independent Directors, (ii) 2 of such directors shall be designated by West to an initial one-year term, all of whom shall be Independent Directors, (iii) 1 of such directors shall be designated by East to an initial two-year term, which director shall be an Independent Director, (iv) 3 of such directors shall be designated by West to an initial two-year term, all of whom shall be Independent Directors, (v) 1 of such directors shall be W. Douglas Parker, Chief Executive Officer of West, who shall also serve as Chairman of the Board, appointed to an initial three-year term, (vi) 1 of such directors shall be Bruce Lakefield, Chief Executive Officer of East, who shall also serve as Vice Chairman of the Board, appointed to an initial three-year term and (vii) 3 of such directors shall be nominated by the Equity Investors to an initial three-year term pursuant to the terms of the Financing Commitments; provided, however, that in the event that East has received from the Equity Investors on or before the Effective Time cash equity investments totaling at least $500,000,000, then (i) 2 of such directors shall be designated by East to an initial one-year term, all of whom shall be Independent Directors, (ii) 2 of such directors shall be designated by West to an initial one-year term, all of whom shall be Independent Directors, (iii) 1 of such directors shall be Bruce Lakefield, Chief Executive Officer of East, who shall also serve as Vice Chairman of the Board, appointed to an initial two-year term, (iv) 3 of such directors shall be designated by West to an initial two-year term, all of whom shall be Independent Directors, (v) one of such directors shall be W. Douglas Parker, Chief Executive Officer of West, who shall also serve as Chairman of the Board, appointed to an initial three-year term and (vi) 4 of such directors shall be nominated by the Equity Investors to an initial three-year term pursuant to the terms of the Financing Commitments. Each of East and West shall select their designees prior to the effectiveness of the S-4 Registration Statement (as defined in Section 4.5) from the current Independent Directors of their respective boards of directors with respect to all directors that are required to be Independent Directors, and each such designee shall be reasonably satisfactory to each of East and West. If any persons designated as directors pursuant to the two preceding sentences are unable to serve as directors for any reason prior to closing, the party who nominated such person shall designate a qualified replacement as soon as reasonably practicable. An “Independent Director” means a person who satisfies the requirements for independence under the rules of the New York Stock Exchange (“NYSE”) as then in effect.
      (b) Surviving Corporation. The members of the Board of Directors of the Surviving Corporation at the Effective Time shall be the Chief Executive Officer of East immediately prior to the Effective Time and the Chief Executive Officer of West immediately prior to the Effective Time. On or prior to the Effective Time, the Board of Directors of each of East and the Surviving Corporation shall take such actions as are necessary to cause such persons to be elected to the Board of Directors of the Surviving Corporation.
      1.9 Officers.
      (a) East. W. Douglas Parker, the Chief Executive Officer of West, shall serve as the Chief Executive Officer of East from and after the Effective Time.
      (b) Surviving Corporation. The officers of West at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation By-Laws.
      1.10 Headquarters. East, Merger Sub and West agree that immediately following the Effective Time the headquarters of East and the Surviving Corporation shall be located at 111 W. Rio Salado Pkwy., Tempe, Arizona.
ARTICLE II
Effect of the Merger on Capital Stock;
Exchange of Certificates
      2.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of West:
      (a) Merger Consideration.
      (i) Each share of Class A common stock, par value $0.01 per share, of West (each, a “Class A Share”), issued and outstanding immediately prior to the Effective Time (other than (i) Class A Shares owned by East or any direct or indirect Subsidiary (as defined in Section 3.1(a)) of East and (ii) any Class A Shares owned by West or any direct or indirect Subsidiary of West, except, in the case of clauses (i) and (ii), for any such Class A Shares held on behalf of third parties (each, an “Excluded Class A Share”)) (each such Class A Share not constituting an Excluded Class A Share, an “Outstanding Class A Share”) shall be converted into, and become exchangeable for, 0.5306 (the “Class A Merger Exchange Ratio”) common shares (the “Per Class A Share Merger Consideration”), par value $0.01 per share, of East (“East Common Stock”).

      (ii) Each share of Class B Common Stock, par value $0.01 per share, of West (each, a “Class B Share” and, together with the Class A Shares, the “Shares”), issued and outstanding immediately prior to the Effective Time (other than (i) Class B Shares owned by East or any direct or indirect Subsidiary of East and (ii) any Class B Shares owned by West or any direct or indirect Subsidiary of West except, in the case of clauses (i) and (ii), for any such Class B Shares held on behalf of third parties (each, an “Excluded Class B Share” and collectively with all Excluded Class A Shares, “Excluded Shares”)) (each such Class B Share not constituting an Excluded Class B Share, an “Outstanding Class B Share” and, collectively with all Outstanding Class A Shares, the “Outstanding Shares”) shall be converted into, and become exchangeable for, 0.4082 (the “Class B Merger Exchange Ratio”) shares (the “Per Class B Share Merger Consideration”) of East Common Stock.
      (iii) At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive either the Per Class A Share Merger Consideration or the Per Class B Share Merger Consideration, as applicable (the “Applicable Per Share Merger Consideration”), and the right, if any, to receive pursuant to Section 2.2(e) cash in lieu of fractional shares into which such Shares have been converted pursuant to this Section 2.1(a) and any dividend or distribution with respect to shares of East Common Stock pursuant to Section 2.2(c).
      (b) Cancellation of Shares. Each Excluded Share shall, by virtue of the Merger, and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.
      (c) Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
      2.2 Exchange of Certificates for Shares.
      (a) Exchange Agent. As of the Effective Time, East shall deposit, or shall cause to be deposited, with an exchange agent selected by East with West’s prior approval, which shall not be unreasonably withheld or delayed (the “Exchange Agent”), in trust for the benefit of the holders of Outstanding Shares, certificates representing the shares of East Common Stock to be exchanged for Outstanding Shares in respect of the Applicable Per Share Merger Consideration to be paid in the Merger and, after the Effective Time, if applicable, any cash and dividends or other distributions with respect to the East Common Stock to be paid or to be issued pursuant to Section 2.2(e) or 2.2(c) in exchange for Outstanding Shares (such certificates for shares of East Common Stock, together with the amount of any cash payable pursuant to Section 2.2(e) in lieu of fractional shares and dividends or other distributions payable with respect thereto pursuant to Section 2.2(c), being hereinafter referred to as the “Exchange Fund”).
      (b) Exchange Procedures. Appropriate transmittal materials, to be reasonably agreed upon by East and West, shall be provided as soon as practicable after the Effective Time by the Exchange Agent to holders of record of Outstanding Shares converted in the Merger, advising such holders of the effectiveness of the Merger and the procedure for surrendering the Certificates to the Exchange Agent. Such transmittal materials shall specify that delivery shall be effected and risk of loss and title to the Certificates held by any holder representing Shares, shall pass only upon proper delivery of the Certificates to the Exchange Agent. Upon the surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent in accordance with the terms of such transmittal materials, the holder of such Certificate shall be entitled to receive in exchange therefor (after giving effect to any required tax withholdings) (i) one or more shares of East Common Stock which shall be in uncertificated book-entry form unless a physical certificate is requested and which shall represent, in the aggregate, a certificate representing that number of whole shares of East Common Stock that such holder is entitled to receive pursuant to this Article II, (ii) a check in the amount of (A) any cash payable pursuant to Section 2.2(e) in lieu of fractional shares plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 2.2(c), and, in each case, the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of West, a certificate representing the proper number of shares of East Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable. If any certificate for shares of East Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person (as defined below) requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for shares of East Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of East or the Exchange Agent that such taxes have been paid or are not applicable.
      For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 3.1(d)(i)) or other entity of any kind or nature.
      (c) Distributions with Respect to Unexchanged Shares; Voting.
      (i) All shares of East Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by East in respect of the East Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the East Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be issued and/or paid to the holder of the certificates representing whole shares of East Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of East Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of East Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.
      (ii) Holders of unsurrendered Certificates shall be entitled to vote after the Effective Time at any meeting of East stockholders the number of whole shares of East Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates.
      (d) Transfers. After the Effective Time, there shall be no transfers on the stock transfer books of West of the Outstanding Shares. If, after the Effective Time, Outstanding Shares are presented for transfer to the Exchange Agent, they will be cancelled and exchanged for the Applicable Per Share Merger Consideration, as the case may be, as provided in this Article II.
      (e) No Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of Common Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional share of East Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of East Common Stock multiplied by (ii) the average of the closing price for a share of East Common Stock on the NASDAQ Stock Market or NYSE Composite Transactions Tape, as applicable, for the three (3) trading days following the day on which the Effective Time occurs.
      (f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of East Common Stock) that remains unclaimed by the shareholders of West for 180 days after the Effective Time shall be delivered to East. Any shareholders of West who have not theretofore complied with this Article II shall thereafter look only to East for delivery of any cash or any shares of East Common Stock and payment of any cash, dividends and other distributions in respect thereof payable or deliverable pursuant to Section 2.1, Section 2.2(c) and Section 2.2(e) upon due surrender of their Certificates (or affidavits of loss in lieu thereof), in each case, without any interest thereon. Any such portion of the Exchange Fund remaining unclaimed by holders of Common Shares five (5) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by applicable Law, become the property of East free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of East, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.
      (g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by East, the posting by such Person of a bond in customary amount and upon such terms as may be required by East as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the cash or the shares of East Common Stock and any cash, unpaid dividends or other distributions in respect thereof that would be payable or deliverable pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.
      (h) Uncertificated Shares. In the case of any Shares that are not represented by certificates, the Exchange Agent shall issue at the Effective Time East Common Stock to the holders of such shares without any action by such holders, and the parties shall make appropriate adjustments to this Section 2.2 to assure the equivalent treatment thereof.
      2.3 Adjustments to Prevent Dilution. In the event that, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, combination or exchange of shares, or other similar transaction, West changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time, or East changes the number of shares of East Common Stock or securities convertible or exchangeable into or exercisable for shares of East Common Stock, issued and outstanding subsequent to the effective date of the Plan and prior to the Effective Time, the Class A Merger Exchange Ratio and Class B Merger Exchange Ratio shall be equitably adjusted.
      2.4 Withholding Rights. East, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable under this Article II any amounts that it is required to deduct and withhold with respect to such payments under the Code, Treasury Regulations promulgated under the Code, or any provision of state, local or foreign tax law. Any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
      2.5 West Stock Based Plans.
      (a) At the Effective Time, each outstanding option to purchase Class B Shares (a “West Option”) under West’s stock-based benefit plans and under individual employment agreements to which West is a party (the “West Stock Plans”), whether vested or unvested, shall be converted into an option to acquire a number of shares of East Common Stock equal to the product (rounded up to the nearest whole number) of (x) the number of Class B Shares subject to the West Option immediately prior to the Effective Time and (y) the Class B Merger Exchange Ratio, at an exercise price per share (rounded down to the nearest whole cent) equal to (A) the exercise price per Share of such West Option immediately prior to the Effective Time divided by (B) the Class B Merger Exchange Ratio; provided, however, that the exercise price and the number of shares of East Common Stock purchasable pursuant to the West Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any West Option to which Section 422 of the Code applies, the exercise price and the number of shares of East Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the

Code. Except as specifically provided above and to the extent the terms, conditions and restrictions may be altered in accordance with their terms as a result of the transactions contemplated hereby, following the Effective Time, each West Option shall continue to be governed by the same terms and conditions as were applicable under such West Option immediately prior to the Effective Time, including its vesting schedule and expiration date. At or prior to the Effective Time, West shall adopt appropriate amendments to the West Stock Plans, if applicable, and the Board of Directors of West shall adopt appropriate resolutions, if applicable, to effectuate the provisions of this Section 2.5(a). East shall take all actions as are necessary for the assumption of the West Stock Plans pursuant to this Section 2.5, including the reservation, issuance (subject to Section 2.5(c)) and listing of East Common Stock as necessary to effect the transactions contemplated by this Section 2.5.
      (b) At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Class B Shares or benefits measured by the value of Class B Shares, and each award of any kind consisting of Class B Shares that may be held, awarded, outstanding, payable or reserved for issuance under the West Stock Plans and any other Compensation and Benefits Plans (as defined in Section 3.1(h)(i)), other than West Options (the “West Awards”), shall be deemed to be converted into the right to acquire or receive stock of East or benefits (as the case may be) measured by the value of the number of shares of East Common Stock equal to the product of (x) the number of Class B Shares subject to such West Award immediately prior to the Effective Time and (y) the Class B Merger Exchange Ratio, and each such right shall otherwise be subject to the terms and conditions applicable to such right under the relevant West Stock Plan or other West Compensation and Benefit Plan. At or prior to the Effective Time, West shall adopt appropriate amendments to the West Stock Plans and such Compensation and Benefits Plans, if applicable, and the Board of Directors of West shall adopt appropriate resolutions, if applicable, to effectuate the provisions of this Section 2.5(b).
      (c) Promptly following the Effective Time, East shall file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 or Form S-8, as the case may be (or any successor form), or another appropriate form with respect to such interests or East Common Stock, and shall use its reasonable best efforts to have such registration statement declared effective by the SEC as of the Effective Time and to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein and comply with any applicable state securities or “blue sky” laws) for so long as the relevant West Stock Plans or other West Compensation and Benefit Plans, as applicable, remain in effect and such registration of interests therein or the shares of East Common Stock issuable thereunder (and compliance with any such state laws) continues to be required. As soon as practicable after the registration of such interests or shares, as applicable, East shall deliver to the holders of West Options and West Awards appropriate notices setting forth such holders’ rights pursuant to the respective West Stock Plans and agreements evidencing the grants of such West Options and West Awards, and stating that such West Options and West Awards and agreements have been assumed by East and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.5 after giving effect to the Merger and the terms of the West Stock Plans).
      (d) Without limiting the applicability of the preceding paragraph, West and East shall take all necessary action to ensure that the Surviving Corporation will not be required to deliver Shares or other capital stock of West to any Person pursuant to or in settlement of West Options or West Awards after the Effective Time. At or prior to the Effective Time, West shall adopt appropriate amendments to all West Stock Plans conferring any rights to Shares or other capital stock of West, if applicable, and the Board of Directors of West shall adopt appropriate resolutions, if applicable, to effectuate the provisions of this Section 2.5(d).
      2.6 No Dissenters’ Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Class B Shares in connection with the Merger.

ARTICLE III
Representations and Warranties
      3.1 Representations and Warranties of West. Except as set forth in the disclosure letter (subject to Section 7.12(c) of this Agreement) delivered to East by West prior to entering into this Agreement (the “West Disclosure Letter”) or, to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is readily apparent therefrom, as set forth in the West Reports (as defined in Section 3.1(e)) filed on or after January 1, 2005 and prior to the date hereof (excluding any disclosures included in any such West Report that are predictive or forward-looking in nature), West hereby represents and warrants to East and Merger Sub that:
      (a) Organization, Good Standing and Qualification. Each of West and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect (as defined below). West has made available to East complete and correct copies of West’s certificate of incorporation and by-laws, each as amended to date. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries or by such Person and any one or more of its respective Subsidiaries, and (ii) “West Material Adverse Effect” means (x) a material adverse effect on the financial condition, assets, liabilities, business or results of operations of West and its Subsidiaries taken as a whole, excluding any such effect resulting from (I) changes or conditions generally affecting the U.S. economy or financial markets, (II) changes or conditions generally affecting any of the segments of the airline industry in which West or any of its Subsidiaries operates, to the extent such conditions or changes do not disproportionately impact West or its subsidiaries, (III) changes or conditions resulting from divestiture required in order to satisfy Section 5.1(b) hereof or (IV) the announcement or consummation of this Agreement, or (y) an effect that would prevent, materially delay or materially impair the ability of West to consummate the Merger and the other transactions contemplated by this Agreement.
      (b) Capital Structure. The authorized capital stock of West consists of (x) 1,200,000 Class A Shares, of which 859,117 Class A Shares were outstanding as of the close of business on April 8, 2005, (y) 200,000,000 Class B Shares, of which 51,600,766 Class B Shares were outstanding as of the close of business on April 8, 2005, including 16,437,575 Class B Shares held by West as treasury shares, and (z) 48,800,000 shares of preferred stock, par value $0.01 per share, of West (the “West Preferred Shares”), of which no shares were outstanding as of the close of business on April 8, 2005. The Subsidiaries of West hold no shares of capital stock of West, or securities or obligations convertible or exchangeable into or exercisable for such capital stock. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable. West has no Shares or West Preferred Shares reserved for issuance, except that, as of April 8, 2005, there were an aggregate of 11,640,501 Shares reserved for issuance pursuant to the West Stock Plans, 19,692,000 Shares reserved for issuance pursuant to the Warrants dated as of January 18, 2002 (the “West Warrants”), 9,358,276 Shares reserved for issuance pursuant to West’s 7.5% Convertible Senior Notes Due 2009 (the “2009 Notes”) and 8,095,842 Shares reserved for issuance pursuant to America West Airlines, Inc.’s 7.25% Senior Exchangeable Notes due 2023 (the “2023 Notes” and, together with the 2009 Notes, the “West Convertible Debt”). From April 8, 2005 through the date hereof West has not issued any shares of Common Stock except (i) pursuant to the exercise of West Options, (ii) the settlement of West Awards outstanding on March 31, 2005 in accordance with their terms, (iii) the West Warrants, (iv) the West Convertible Debt and (v) after the date hereof, as permitted by Section 4.1 hereof. Except pursuant to the West Stock Plans or as permitted by Section 4.1 hereof, from and after April 8, 2005, neither West nor its

Subsidiaries has granted or issued any West Options or West Awards. Each of the outstanding shares of capital stock or other securities of each of West’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and, to the extent owned by West or by a direct or indirect wholly-owned Subsidiary of West, is owned free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Except as set forth above, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate West or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of West or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of West or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the West Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Lien. Other than the West Convertible Debt, West does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which obligations are convertible into or exercisable for securities having the right to vote) with the shareholders of West on any matter.
      (c) Corporate Authority; Approval and Fairness.
      (i) West has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for the purpose (the “West Requisite Vote”). This Agreement is a valid and binding agreement of West enforceable against West in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
      (ii) The Board of Directors of West has (A) declared that the Merger and the other transactions contemplated hereby are advisable and has adopted this Agreement; (B) received an opinion of its financial advisors, Greenhill & Co., LLC, to the effect that the Per Class B Share Merger Consideration is fair from a financial point of view to the holders of Class B Shares (other than Excluded Class B Shares), which opinion has not been amended or rescinded as of the date of this Agreement; (C) resolved to recommend adoption of this Agreement to the holders of Shares (such recommendations being the “Directors’ Recommendation”); and (D) directed that this Agreement be submitted to the holders of Shares for their adoption.
      (d) Governmental Filings; No Violations; Certain Contracts.
      (i) Other than the notices, reports, filings, consents, registrations, approvals, permits or authorizations (A) pursuant to Section 1.3; (B) required under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder; (C) with, from or to the Federal Aviation Administration (the “FAA”); (D) with, from or to the United States Department of Transportation (the “DOT”); (E) with, from or to the Federal Communications Commission (the “FCC”); (F) with, from or to the Department of Homeland Security (the “DHS”); (G) with, from or to the Air Transportation Stabilization Board (the “ATSB”) and (H) with, from or to those foreign Governmental Entities regulating competition and the airline industry set forth in Section 3.1(d)(i)(H) of the West Disclosure Letter, no notices, reports or other filings are required to be made by West with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by West or any of its Subsidiaries from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by West and the consummation by West of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.

      (ii) Except as set forth on Section 3.1(d)(ii) of the West Disclosure Letter, the execution, delivery and performance of this Agreement by West do not, and the consummation by West of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of West or the comparable governing documents of any of its Subsidiaries; (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of West or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture or other legally binding obligation (a “Contract”) binding upon West or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation by West of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 3.1(d)(i), any Law or governmental or non-governmental permit or license to which West or any of its Subsidiaries is subject; or (C) a default under any agreement or loan agreement or any other indebtedness agreement or instrument of indebtedness that is binding upon West or any of its Subsidiaries or assets; except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.

(e)	West Reports; Financial Statements.
      (i) West has made available to East each registration statement, report, proxy statement or information statement prepared by it or any Subsidiary since December 31, 2004 (the “Audit Date”) and filed with the SEC, including West’s Annual Report on Form 10-K for the year ended December 31, 2004, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC. West and each Subsidiary has filed or furnished all forms, statements, schedules, reports and documents required to be filed or furnished by it with the SEC pursuant to applicable securities statutes, regulations, policies and rules since the Audit Date (the forms, statements, schedules, reports and documents filed or furnished with the SEC since the Audit Date and those filed or furnished with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto, the “West Reports”). Each of the West Reports, at the time of its filing, complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and complied in all material respects with the then applicable accounting standards. As of their respective dates (or, if amended, as of the date of such amendment), the West Reports did not, and any West Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The West Reports included or will include all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “SOX Act”), and the internal control report and attestation of West’s outside auditors required by Section 404 of the SOX Act.
      (ii) Each of the consolidated balance sheets included in or incorporated by reference into the West Reports (including the related notes and schedules) fairly presents, or, in the case of West Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of West and any other entity included therein and their respective Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the West Reports (including any related notes and schedules) fairly presents, or in the case of West Reports filed after the date hereof, will fairly present, in all material respects, the net income, total shareholders’ equity and net increase (decrease) in cash and cash equivalents, as the case may be, of West and any other entity included therein and their respective Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not expected to be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein and subject, in the case of any unaudited interim financial statements, to the absence of notes and normal year-end adjustments.
      (iii) The management of West has (x) established and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to West, including its consolidated Subsidiaries, is made known to the management of West by others within those entities, and (y) has disclosed, based on its most recent evaluation, to West’s outside auditors and the audit committee of the Board of Directors of West (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect West’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in West’s internal controls over financial reporting. Since the Audit Date, any material change in internal control over financial reporting required to be disclosed in any West Report has been so disclosed.
      (iv) Since the Audit Date, neither West nor any of its Subsidiaries nor, to West’s Knowledge (as defined below), any director, officer, employee, auditor, accountant or representative of West or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of West or any of its Subsidiaries or their respective internal accounting controls relating to periods after the Audit Date, including any material complaint, allegation, assertion or claim that West or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis). “West’s Knowledge” shall mean the knowledge of the Chief Executive Officer, Chief Operating Officer and each Executive Vice President and Senior Vice President of West, after reasonable inquiry.
      (f) Absence of Certain Changes. Since the Audit Date, West and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses. Since the Audit Date, there has not been any West Material Adverse Effect or any event, occurrence, discovery or development which would, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.

(g)	Litigation and Liabilities.
      (i) Except as otherwise disclosed on West’s Annual Report on Form 10-K for the year ended December 31, 2004 or as set forth on Section 3.1(g)(i) of the West Disclosure Letter, there are no (A) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings pending or, to West’s Knowledge, threatened against West or any of its Subsidiaries or (B) litigations, arbitrations, investigations or other proceedings, or injunctions or final judgments relating thereto, pending or, to West’s Knowledge, threatened against West or any of its Subsidiaries before any Governmental Entity, including, without limitation, the FAA, except in the case of either clause (A) or (B), for those that would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect. None of West or any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.
      (ii) There are no liabilities or obligations of West or any Subsidiary of West, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any obligations or liabilities of, West or any of its Subsidiaries, other than:

(A) liabilities or obligations to the extent (I) reflected on the consolidated balance sheet of West or (II) disclosed in the notes thereto, in accordance with GAAP, in each case included in West’s quarterly report on Form 10-Q for the period ended March 31, 2005 or in West’s annual report on Form 10-K for the period ended December 31, 2004;

(B) liabilities or obligations incurred in the ordinary course of business since December 31, 2004;

(C) performance obligations under contracts required in accordance with their terms, or performance obligations, to the extent required under applicable Law, in each case to the extent arising after the date hereof; or

(D) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.
      (h) Employee Benefits.
      (i) Section 3.1(h)(i) of the West Disclosure Letter contains a true and complete list of each material West Compensation and Benefit Plan. “West Compensation and Benefit Plan” means each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, medical, life or other insurance, profit-sharing, or pension plan, program, agreement or arrangement, and each other employee benefit or compensation plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by West or any of its Subsidiaries or by any trade or business, whether or not incorporated, that together with West or any of its Subsidiaries would be deemed a “single employer” under Section 414 of the Code (a “West ERISA Affiliate”) or to which West or any West ERISA Affiliate is a party, for the benefit of, with or relating to any current or former employee, officer or director of West or any West ERISA Affiliate. Except as would not result in a material liability, neither West nor any of its Subsidiaries has any formal plan or commitment, whether legally binding or not, to create any additional plan or modify or change any existing West Compensation and Benefit Plan (excluding any severance or retention bonus plan) that would affect any employee or director or former employee or former director of West or any of its Subsidiaries.
      (ii) With respect to each of the material West Compensation and Benefit Plans, West has heretofore delivered or made available to East true and complete copies of each of the following documents: (A) the West Compensation and Benefit Plan and related trust agreements and insurance contracts (including all amendments thereto), if any; (B) the most recent annual report, actuarial report, and financial statement, if any; (C) the most recent Summary Plan Description, together with each Summary of Material Modifications, required under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) with respect to such West Compensation and Benefit Plan, if any; and (D) the most recent determination letter received from the Internal Revenue Service (the “IRS”) with respect to each West Compensation and Benefit Plan that is intended to be qualified under Section 401(a) of the Code.
      (iii) No liability under Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code has been incurred by West or any of its Subsidiaries or any West ERISA Affiliate since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a risk to West or any of its Subsidiaries or any West ERISA Affiliate of incurring a liability under such Title or such Sections, in each case, which would, individually or in the aggregate, reasonably be expected to have a West Material Adverse Effect.
      (iv) Neither West, nor any of its Subsidiaries, nor any West ERISA Affiliate, nor any of the West Compensation and Benefit Plans, nor any trust created thereunder, nor, to West’s Knowledge, any trustee or administrator thereof, has engaged in a prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) in connection with which West, any of its Subsidiaries, or any of the West Compensation and Benefit Plans would, individually or in the aggregate, reasonably be expected to have a West Material Adverse Effect.
      (v) Except as would not, individually or in the aggregate, have a West Material Adverse Effect, (A) all contributions required to have been made under the terms of any West Compensation and Benefit Plan have been timely made, and (B) all obligations in respect of each West Compensation and Benefit Plan have been properly accrued and reflected on the most recent consolidated statement of operations and consolidated balance sheet filed or incorporated by reference in the West Reports to the extent required by GAAP.
      (vi) Except as set forth on Section 3.1(h)(vi) of the West Disclosure Letter, no West Compensation and Benefit Plan (other than any that is a “multiemployer plan” as such term is defined in Section 3(37) of ERISA) is subject to Section 412 of the Code or Section 302 of ERISA or Title IV of ERISA.
      (vii) None of the West Compensation and Benefit Plans is a “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA, or single employer plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063(a) of

ERISA. With respect to any West Compensation and Benefit Plan that is a “multiemployer plan” as such term is defined in Section 3(37) of ERISA (each of which is identified in Section 3.1(h)(vii) of the West Disclosure Letter), (A) neither West, any of its Subsidiaries nor any West ERISA Affiliate has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Section 4203 and 4205 of ERISA, (B) no event has occurred that presents a material risk of a partial withdrawal, (C) neither West, any of its Subsidiaries nor any West ERISA Affiliate has any contingent liability under Section 4204 of ERISA, and no circumstances exist that present a material risk that any such plan will go into reorganization, and (D) neither West, any of its Subsidiaries nor any West ERISA Affiliates would have any material withdrawal liability if a complete withdrawal by West, its Subsidiaries and the West ERISA Affiliates occurred under each such plan on the date hereof.
      (viii) Except as set forth on Section 3.1(h) (viii) of the West Disclosure Letter, the IRS has issued a favorable determination letter in respect of each of the West Compensation and Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code and neither West nor any of its Subsidiaries is aware of any circumstances that could reasonably be expected to result in the revocation of such letter. Each of the West Compensation and Benefit Plans that is intended to satisfy the requirements of Section 125 or 501(c)(9) of the Code satisfies such requirements in all material respects, except as would not, either individually or in the aggregate, reasonably be expected to have a West Material Adverse Effect. Each of the West Compensation and Benefit Plans has been operated and administered in all material respects in accordance with its terms and applicable laws, including but not limited to ERISA and the Code, except as would not, either individually or in the aggregate, reasonably be expected to have a West Material Adverse Effect.
      (ix) Except as set forth on Section 3.1(h)(ix) of the West Disclosure Letter, there are no claims pending, or, to West’s Knowledge, threatened or anticipated (other than routine claims for benefits) against any West Compensation and Benefit Plan, the assets of any West Compensation and Benefit Plan or against West, any of its Subsidiaries or any West ERISA Affiliate with respect to any West Compensation and Benefit Plan. There is no judgment, decree, injunction, rule or order of any court, governmental body, commission, agency or arbitrator outstanding against or in favor of any West Compensation and Benefit Plan or any fiduciary thereof (other than rules of general applicability). There are no pending or, to West’s Knowledge, threatened audits or investigations by any governmental body, commission or agency involving any West Compensation and Benefit Plan, that would, individually or in the aggregate, reasonably be expected to have a West Material Adverse Effect.
      (x) Except as set forth on Section 3.1(h)(x) of the West Disclosure Letter, no West Compensation and Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees or directors of West or any of its Subsidiaries after retirement or other termination of service (other than (A) coverage mandated by applicable law, (B) death benefit or retirement benefits under any “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, (C) deferred compensation benefits accrued as liabilities on the books of West, or (D) benefits, the full cost of which is borne by the current or former employee or director (or his beneficiary)), which would, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.
      (xi) West and its Subsidiaries have no unfunded liabilities with respect to any West Compensation and Benefit Plan that is a “pension plan” (within the meaning of Section 3(2) of ERISA) that covers current or former non-U.S. employees of West or any of its Subsidiaries which, if funded, would, individually or in the aggregate, reasonably be expected to have a West Material Adverse Effect.
      (i) Compliance with Laws; Licenses.
      (i) The businesses of each of West and its Subsidiaries have not been conducted in violation of any material federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit, of any Governmental Entity (collectively, “Laws”) or any applicable operating certificates, common carrier obligations, airworthiness directives (“ADs”), Federal Aviation Regulations (“FARs”) or any other rules, regulations, directives or policies of the FAA, DOT, FCC, DHS or any other Governmental Entity, except for such violations that would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect. Except as set forth on Section 3.1(i)(i) of the West Disclosure Letter, no investigation or review by any Governmental Entity with respect to West or any of its Subsidiaries is pending or, to West’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for any such investigations or reviews that would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect. Each of West and its Subsidiaries has obtained and is in substantial compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders required, issued or granted by the FAA, DOT or any other Governmental Entity applicable to it (“Licenses”) necessary to conduct its business as presently conducted, except for any failures to have or to be in compliance with such Licenses which would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect. The representations and warranties contained in this Section 3.1(i) shall not apply to the following applicable Laws to the extent applicable to West and its Subsidiaries (or Licenses required under such applicable Laws): (i) ERISA and other applicable Laws regarding employee benefit matters, which are exclusively governed by Section 3.1(h), (ii) applicable Laws regarding Taxes, which are exclusively governed by Section 3.1(n), (iii) Environmental Laws, which are exclusively governed by Section 3.1(m), and (iv) applicable Laws regarding labor matters, which are exclusively governed by Section 3.1(o).
      (ii) Each of West and its Subsidiaries is in compliance with (A) its obligations under each of the Licenses and (B) the rules and regulations of the Governmental Entity issuing such Licenses, except in each instance for any failures to be in compliance which would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect. There is not pending or, to West’s Knowledge, threatened before the FAA, DOT or any other Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against West or any of its Subsidiaries relating to any of the Licenses, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect. The actions of the applicable Governmental Entities granting all Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to West’s Knowledge, threatened, any material application, petition, objection or other pleading with the FAA, DOT or any other Governmental Entity which challenges or questions the validity of or any rights of the holder under any License, except, for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.
      (j) Material Contracts.
      (i) As of the date of this Agreement, neither West nor any of its Subsidiaries is a party to or bound by any Contract required pursuant to Item 601 of Regulation S-K under the Securities Act to be filed as an exhibit to West’s Annual Report on Form 10-K for the year ended December 31, 2004, or on any Quarterly Report on Form 10-Q or Current Report on Form 8-K filed by West since December 31, 2004, which has not been so filed.
      (ii) As of the date of this Agreement, neither West nor any of its Subsidiaries is a party to or is bound by any non-competition Contract or other Contract (other than the West CBAs, as defined below, and the Loan Agreement, dated January 18, 2002 with the ATSB) that (I) purports to limit in any material respect either the type of business in which West or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, or (II) could require the disposition of any material assets or line of business of West or any of its Subsidiaries.
      (iii) All Contracts that have been filed as an exhibit to West’s Annual Report on Form 10-K for the year ended December 31, 2004, or on any Quarterly Report on Form 10-Q or Current Report on Form 8-K filed by West since December 31, 2004, and all Contracts listed on Section 3.1(j)(ii) of the West Disclosure Letter, together with all exhibits and schedules to such Contracts, shall constitute the “West Material Contracts”.
      (iv) A true and complete copy of each West Material Contract has previously been delivered or made available to East (subject to applicable confidentiality restrictions) and each such Contract is a valid and binding agreement of West or one of its Subsidiaries, as the case may be, and is in full force and effect, except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not, individually or in the aggregate, reasonably be expected to have a West Material Adverse Effect. Neither West nor any of its Subsidiaries is in default or breach under the terms of any such West Material Contract which, individually or in the aggregate, would, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.
      (k) Real Property.
      (i) Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect, with respect to the real property, including the land and any and all buildings, structures and other improvements located thereon, owned by West or its Subsidiaries or as set forth in Section 3.1(k)(i) of the West Disclosure Letter (the “West Owned Real Property”), (A) West or one of its Subsidiaries, as applicable, has good and marketable title to the West Owned Real Property, free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal to purchase the West Owned Real Property, or any portion thereof or interest therein.
      (ii) Section 3.1(k)(ii) of the West Disclosure Letter sets forth a true, correct and complete list of all the airport gates leased, occupied or otherwise used by West or any of its Subsidiaries (the “West Gates”), including, where applicable, the gate number and the airport and terminal or concourse location of each such West Gate.
      (iii) With respect to the real property leased or subleased to West or its Subsidiaries as lessee (the “West Leased Real Property” and, together with the West Gates and West Owned Real Property, the “West Real Property”), (A) the lease or sublease for such property is valid, legally binding, enforceable in accordance with its terms and in full force and effect, and none of West or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of West or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, and (B) no third party lessor has repudiated or has the right to terminate or repudiate such lease or sublease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, except in each case, for such invalidity, failures to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations, repudiations and rights to terminate or repudiate that would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.
      (iv) Section 3.1(k)(iv) of the West Disclosure Letter contains a true, correct and complete list of all material West Real Property, including the name of the owner of record thereof, a brief description of the use of such West Real Property, a list of any leases, subleases or other agreements, pursuant to which West or its Subsidiaries lease the West Real Property as lessor, in each case including identification of the lease expiration date, and a description of the lease, sublease or other agreement, for all West Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a West Material Adverse Effect or as set forth in Section 3.1(k)(iv) of the West Disclosure Letter, as of the date hereof, no third party occupies or uses or has the right to occupy or use all or any part of any West Real Property.
      (v) Except as would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect, all water, gas, electrical, steam, compressed air, telecommunication, sanitary and storm sewage lines and systems and other similar systems currently serving the West Real Property are installed and operating and are sufficient to enable the West Real Property to continue to be used and operated in the manner currently being used and operated, and to West’s Knowledge there is no factor or condition that could result in the termination or material impairment of the furnishing thereof.
      (vi) All Licenses required to have been issued to West to enable any West Real Property to be lawfully occupied and used for all of the purposes for which they are currently occupied and used have been lawfully issued and are in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.

      (vii) West has not received any notice, nor to West’s Knowledge is there any pending, threatened or contemplated condemnation or eminent domain proceeding affecting any West Real Property or any part thereof, or any proposed termination or impairment of any parking at any such West Real Property or denial of access to any such West Real Property from any current point of public access, or of any sale or other disposition of any such West Real Property or any part thereof in lieu of condemnation, except as would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.
      (viii) Except as set forth on Section 3.1(k)(viii) of the West Disclosure Letter, no portion of any West Real Property has suffered any damage by fire or other casualty loss which has not heretofore been completely repaired and restored to its original condition (ordinary wear and tear excepted), except as would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.
      (ix) For purposes of this Section 3.1(k) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset except for (A) specified encumbrances described in Section 3.1(k)(i) of the West Disclosure Letter; (B) leases or subleases by West or its Subsidiaries as lessor as described in Section 3.1(k)(iv) of the West Disclosure Letter; (C) encumbrances for current Taxes (as defined in Section 3.1(n)) or other governmental charges not yet due and payable; (D) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of West, or the validity or amount of which is being contested in good faith by appropriate proceedings; and (E) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of West Owned Real Property or West Leased Real Property to which they relate or the conduct of the business of West and its Subsidiaries as presently conducted.
      (l) Takeover Statutes. The Board of Directors of West has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions DGCL Section 203, to the extent applicable. No other state takeover or similar statute or regulation (each a “Takeover Statute”) is applicable to West, the Shares, the Merger or the other transactions contemplated by this Agreement.
      (m) Environmental Matters.
      (i) (a) West and its Subsidiaries have complied at all times with all applicable Environmental Laws (as defined below) except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect; (b) no property currently owned, leased or operated by West or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance (as defined below) in a manner that is or could reasonably be expected to be required to be Remediated or Removed (as such terms are defined below), that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability (as defined below) except for any Environmental Liability that would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect; (c) West and its Subsidiaries have no information that any property formerly owned, leased or operated by West or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership, leasehold, or operation; (d) neither West nor any of its Subsidiaries nor any prior owner or operator has incurred in the past or is now subject to any Environmental Liabilities except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect; (e) except as set forth on Section 3.1(m)(i)(e) of the West Disclosure Letter, and except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect, in the past five (5) years neither West nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that West or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (f) neither West nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, concerning liability or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance or any environmental matter; (g) there is no Removal, Remedial or Response Action being undertaken on any property currently owned, leased or operated by West or any of its Subsidiaries; and (h) there are no other circumstances or conditions involving West or any of its Subsidiaries that could reasonably be expected to result in any Environmental Liability except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.
      (ii) As used herein, the term “Environmental Laws” means all Laws relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, Release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, electromagnetic fields, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.
      (iii) As used herein, the term “Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are: (A) related to environment, health or safety issues (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water, and occupational safety and health); and (B) based upon (I) any provision of Environmental Laws or (II) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Governmental Entity. The term “Environmental Liabilities” includes, without limitation: (A) fines, penalties, judgments, awards, settlements, losses, damages (including consequential damages), costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental, health or safety matters; (B) defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental, health or safety matters; and (C) financial responsibility for (x) cleanup costs and injunctive relief, including any Removal, Remedial or Response Actions, and natural resource damages, and (y) other Environmental Laws compliance or remedial measures.
      (iv) As used herein, the term “Hazardous Substance” means any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”); any “hazardous waste” as that term is defined in the Resource Conservation and Recovery Act (“RCRA”); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended (including as those terms are further defined, construed, or otherwise used in rules, regulations, standards, orders, guidelines, directives, and publications issued pursuant to, or otherwise in implementation of, said Laws); and including, without limitation, any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.
      (v) As used herein, the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material).
      (vi) As used herein, the term “Removal, Remedial or Response Actions” means all actions required to: (1) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (2) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.
      (n) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect: West and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have paid all Taxes (as defined below) that are required to be paid or that West or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith or for which adequate reserves have been established on the most recent consolidated balance sheet included in or incorporated into the West Reports. As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to result in an increase in Taxes that is material to West, there are no audits, examinations, investigations or other proceedings, in each case, pending or threatened in writing, in respect of Taxes or Tax matters. West has made available to East true and correct copies of the United States federal income Tax Returns filed by West and its Subsidiaries for each of the fiscal years ended December 31, 2003 and 2002. None of West or its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign law). Neither West nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization with the meaning of Section 368(a) of the Code. There are no Liens for Taxes on any asset of West or any of its Subsidiaries, except for Liens for Taxes not yet due and payable and Liens for Taxes that would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect.
      As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, escheat, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required or permitted to be supplied to a Tax authority relating to Taxes.
      (o) Labor Matters.
      (i) West has made available to East true and complete copies of all collective bargaining agreements and other labor union contracts (including all amendments thereto) applicable to any employees of West or any of its Subsidiaries (the “West CBAs”).
      (ii) No labor union, labor organization or group of employees of West or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with any labor relations tribunal or authority. To West’s Knowledge, there are no labor union organizing activities pending or threatened with respect to any employees of West or any of its Subsidiaries.
      (iii) There is no labor dispute, strike, slowdown, work stoppage or lockout, or to West’s Knowledge, threat thereof by or with respect to any employee of West or any of its Subsidiaries.
      (iv) There are no arbitrations, written grievances or written complaints outstanding or, to West’s Knowledge, threatened against West or any of its Subsidiaries under any West CBAs, except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect. Neither West nor any of its Subsidiaries is in receipt of written notice of any material statutory disputes or unfair labor practice charges.
      (p) Intellectual Property and IT Assets. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a West Material Adverse Effect:
      (i) All patents, patent applications, trademark and copyright registrations and applications for registration, and Internet domain name registrations claimed to be owned by West or its Subsidiaries are owned exclusively by West or such Subsidiaries and are subsisting and, to West’s Knowledge, valid and enforceable.
      (ii) Except as set forth on Section 3.1(p)(ii) of the West Disclosure Letter, West and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property (as defined below) necessary to conduct the business of West and its Subsidiaries as currently conducted, all of which rights shall in all material respects survive unchanged the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereunder.
      (iii) The conduct of the business as currently conducted by West and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person and in the three (3) year period immediately preceding the date of this Agreement, there has been no such claim, action or proceeding asserted, or to West’s Knowledge threatened against West or its Subsidiaries or any indemnitee thereof. There is no claim, action or proceeding asserted, or to West’s Knowledge threatened, against West or its Subsidiaries or any indemnitees thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property claimed to be owned or held by West or its Subsidiaries or used or alleged to be used in the business of West or its Subsidiaries.
      (iv) To West’s Knowledge, no third Person has, in the three (3) year period immediately preceding the date of this Agreement, infringed, misappropriated or otherwise violated the Intellectual Property rights of West or its Subsidiaries. There are no claims, actions or proceedings asserted or threatened by West, or decided by West to be asserted or threatened, that (A) a third Person infringes, misappropriates or otherwise violates, or in the three (3) year period immediately preceding the date of this Agreement, infringed, misappropriated or otherwise violated, the Intellectual Property rights of West or its Subsidiaries; or (B) a third Person’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms the Intellectual Property rights of West or its Subsidiaries.
      (v) West and its Subsidiaries have taken reasonable measures to protect the confidentiality of all material Trade Secrets (as defined below) that are owned, used or held by West and its Subsidiaries and, to West’s Knowledge, such material Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.
      (vi) The IT Assets (as defined below) of West and its Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by West and its Subsidiaries for the operation of their respective businesses, and have not malfunctioned or failed within the three (3) year period immediately preceding the date of this Agreement. To West’s Knowledge, no Person has gained unauthorized access to such IT Assets. West and its Subsidiaries have implemented and maintained for the three (3) year period immediately preceding the date of this Agreement reasonable and sufficient backup and disaster recovery technology consistent with industry practices.
      As used in this Agreement,
      (1) “Computer Software” means all computer software and databases (including, without limitation, source code, object code, and all related documentation).
      (2) “Intellectual Property” means, collectively, all United States and foreign (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, “Trademarks”); (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues (collectively, “Patents”); (iii) trade secrets and confidential information and know-how, including confidential processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) all rights in published and unpublished works of authorship, whether copyrightable or not (including without limitation Computer Software and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); (v) moral rights, rights of publicity and rights of privacy; and (vi) all other intellectual property or proprietary rights.
      (3) “IT Assets” means computers, Computer Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation.

      (q) Foreign Corrupt Practices Act. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a material adverse impact on the ability of West and its Subsidiaries to conduct their operations in the ordinary course of business:
      (i) West and its Subsidiaries have developed and implemented a compliance program which includes corporate policies and procedures to ensure compliance with the Foreign Corrupt Practices Act, as amended (the “Foreign Corrupt Practices Act”).
      (ii) In connection with its compliance with the Foreign Corrupt Practices Act, there are no adverse or negative past performance evaluations or ratings by the U.S. Government, or any voluntary disclosures under the Foreign Corrupt Practices Act, any enforcement actions or threats of enforcement actions, or any facts that, in each case, could result in any adverse or negative performance evaluation related to the Foreign Corrupt Practices Act.
      (iii) Neither the U.S. Government nor any other Person has notified West or any of its Subsidiaries in writing of any actual or alleged violation or breach of the Foreign Corrupt Practices Act.
      (iv) None of West or its Subsidiaries has undergone and is undergoing any audit, review, inspection, investigation, survey or examination of records relating to West’s or any of its Subsidiaries’ compliance with the Foreign Corrupt Practice Act, and, to West’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records.
      (v) West and its Subsidiaries have not been and are not now under any administrative, civil or criminal investigation, charge or indictment involving alleged false statements, false claims or other improprieties relating to West’s or any of its Subsidiaries’ compliance with the Foreign Corrupt Practices Act, nor, to West’s Knowledge, is there any basis for any such investigation or indictment.
      (vi) None of West or its Subsidiaries has been and is not now a party to any administrative or civil litigation involving alleged false statements, false claims or other improprieties relating to West’s or any of its Subsidiaries’ compliance with the Foreign Corrupt Practices Act, nor, to West’s Knowledge, is there any basis for any such proceeding.
      (r) Aircraft.
      (i) Section 3.1(r)(i) of the West Disclosure Letter sets forth a true and complete list of all aircraft owned or leased by West or any of its Subsidiaries as of March 31, 2005 (the “West Aircraft”), including a description of the type and aircraft number of each such West Aircraft and the date West placed such West Aircraft in service or proposes to place such West Aircraft in service. All West Aircraft owned or leased by West or any of its Subsidiaries are in airworthy condition and are being maintained according to applicable FAA regulatory standards and the FAA-approved maintenance program of West and its Subsidiaries. West and its Subsidiaries have implemented maintenance schedules with respect to their respective West Aircraft and engines that, if complied with, would result in the satisfaction of all requirements under all applicable ADs and FARs required to be complied with in accordance with the FAA-approved maintenance program of West and its Subsidiaries, and West and its Subsidiaries are in compliance with such maintenance schedules in all material respects and currently have no reason to believe that they will not satisfy any component of such maintenance schedules on or prior to the dates specified in such maintenance schedules.
      (ii) Section 3.1(r)(ii) of the West Disclosure Letter sets forth a true and complete list, as of the date hereof, containing all Contracts (other than existing aircraft leases) pursuant to which West or any of its Subsidiaries may purchase or lease aircraft, including the manufacturer and model of all aircraft subject to each Contract. West has delivered or made available to East true and complete copies of all Contracts listed on Section 3.1(r)(ii) of the West Disclosure Letter, including all amendments thereto.
      (iii) Each West Aircraft has a validly issued, current individual aircraft FAA Certificate of Airworthiness with respect to such West Aircraft which satisfies all requirements for the effectiveness of such FAA Certificate of Airworthiness.

      (iv) Each West Aircraft’s structure, systems and components are functioning in accordance with its intended use as set forth in FAA-approved documentation, including any applicable manuals, technical standard orders or parts manufacturing approval certificates.
      (v) All deferred maintenance items and temporary repairs with respect to each such West Aircraft have been or will be made materially in accordance with FAA, manufacturer’s and West’s maintenance programs.
      (vi) Each West Aircraft is properly registered on the FAA aircraft registry.
      (vii) West is not a party to any interchange or pooling agreements with respect to its West Aircraft.
      (viii) No West Aircraft is subleased to or otherwise in the possession of another air carrier or other Person other than West or any of its Subsidiaries, to operate such West Aircraft in air transportation or otherwise.
      (s) Slots. Section 3.1(s) of the West Disclosure Letter sets forth a true, correct and complete list of all takeoff and landing slots and other similar takeoff and landing rights (“West Slots”) used by West or any of its Subsidiaries on the date hereof at any domestic or international airport, including a true, correct and complete list of all West Slot lease agreements. West and its Subsidiaries will have complied in all material respects with the requirements of the regulations issued under the Federal Aviation Act and any other Laws with respect to the West Slots. Neither West nor any of its Subsidiaries has received any notice of any proposed withdrawal of the West Slots by the FAA, the DOT or any other Governmental Entity. The West Slots have not been designated for the provision of essential air services in accordance with the regulations issued under the Federal Aviation Act, were not acquired pursuant to 14 C.F.R. § 93.219 and have not been designated for international operations, as more fully detailed in 14 C.F.R. § 93.217. To the extent covered by 14 C.F.R. § 93.227, West and its Subsidiaries have used each West Slot either at least 80% of the maximum amount that each West Slot could have been used during each full and partial reporting period (as described in 14 C.F.R. § 93.227(i)) or such greater or lesser amount of minimum usage as may have been required to protect such West Slot’s authorization from termination or withdrawal under regulations established by any Governmental Entity or airport authority. All reports required by the FAA or any Governmental Entity relating to the West Slots have been filed in a timely manner. Neither West nor any of its Subsidiaries has agreed to any West Slot slide, West Slot trade, West Slot purchase, West Slot sale or other transfer of any of the West Slots.
      (t) Equipment. Section 3.1(t) of the West Disclosure Letter sets forth a true, correct and complete list of all passenger loading bridges owned by West or any of its subsidiaries.
      (u) U.S. Citizen; Air Carrier. West’s primary subsidiary, America West Airlines, Inc., is a “citizen of the United States” as defined in the Federal Aviation Act and is an “air carrier” within the meaning of such Act operating under certificates issued pursuant to such Act (49 U.S.C. §§ 41101-41112).
      (v) Insurance. Section 3.1(v) of the West Disclosure Letter lists and briefly describes (including name of insurer, agent or broker, coverage and expiration date) each insurance policy maintained by, at the expense of or for the benefit of West or any of the Subsidiaries with respect to its properties and assets. All such insurance policies are in full force and effect and neither West nor any Subsidiary is in default with respect to its obligations under any such insurance policy. The insurance coverage of West and the Subsidiaries is customary for corporations of similar size engaged in similar lines of businesses. West has not received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy or (c) material adjustment in the amount of premiums payable with respect to any insurance policy.
      (w) Brokers and Finders. Neither West nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated in this Agreement, except that West has employed, and is solely responsible for the fees and expenses of, Greenhill & Co., LLC and TPG Partners, L.P., or one of its affiliates, as its financial advisors that may be payable to them in connection with any of the transactions contemplated by this Agreement, and a copy of the engagement letter with each such financial advisor has been provided to East prior to the date hereof.
      3.2     Representations and Warranties of East and Merger Sub. Except as set forth in the disclosure letter (subject to Section 7.12(c) of this Agreement) delivered to West by East prior to entering into this Agreement (the “East Disclosure Letter”) or, to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is readily apparent therefrom, as set forth in the East Reports (as defined in Section 3.2(f)) filed on or after January 1, 2005 and prior to the date hereof (excluding any disclosures included in any such East Report that are predictive or forward-looking in nature), East and Merger Sub each hereby represent and warrant to West that:
      (a) Organization, Good Standing and Qualification. Each of East and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and, pursuant to Sections 1107 and 1108 of the Bankruptcy Code and the orders of the Bankruptcy Court, has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected (x) to result in a material adverse effect on the financial condition, assets, liabilities, business or results of operations of East and its Subsidiaries taken as a whole, excluding any such effect resulting from (I) changes or conditions generally affecting the U.S. economy or financial markets, (II) changes or conditions generally affecting any of the segments of the airline industry in which East or any of its Subsidiaries operates, to the extent such conditions or changes do not disproportionately impact East or its Subsidiaries, (III) changes or conditions resulting from divestiture required in order to satisfy Section 5.1(b) hereof or (IV) the announcement or consummation of this Agreement, or (y) to prevent, materially delay or materially impair the ability of East and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement (a “East Material Adverse Effect”).
      (b) Capital Structure of East. Upon the Closing and after giving effect to the Confirmation Order and the Plan, the authorized common stock of East shall consist of 200,000,000 shares of East Common Stock, of which 47,475,729 shares will be outstanding, subject to the assumptions set forth on Section 3.2(b)(i) of the East Disclosure Letter. At the Effective Time, the East Common Stock to be issued and delivered pursuant to the terms hereof, shall have been duly authorized and validly issued, fully paid, nonassessable and not subject to preemptive or similar rights of third parties or reserved for issuance in accordance with the terms of the Plan and Confirmation Order. The rights, preferences and privileges of the capital stock of East shall be as set forth in the Parent Charter, as amended pursuant to the Plan and in effect at the Effective Time. Other than pursuant to the transactions contemplated by this Agreement, and except as set forth on Section 3.2(b)(ii) of the East Disclosure Letter, upon the Closing and after giving effect to the Confirmation Order and the Plan, there will be no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate East or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of East or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of East or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
      (c) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of Common Stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, directly owned by East. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

      (d) Corporate Authority; Approval and Fairness.
      (i) Subject to entry by the Bankruptcy Court of the Confirmation Order, (x) each of East and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, and (y) this Agreement is a valid and binding agreement of East and Merger Sub, enforceable against each of East and Merger Sub in accordance with its terms.
      (ii) The Board of Directors of each of East and Merger Sub has declared that the Merger and the other transactions contemplated hereby are advisable, the Board of Directors of East has approved this Agreement and the Board of Directors and the sole shareholder of Merger Sub have adopted this Agreement.
      (e) Governmental Filings; No Violations; Certain Contracts.
      (i) Other than the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices (A) pursuant to Section 1.3; (B) under the HSR Act, the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder; (C) with, from or to the FAA; (D) with, from or to the DOT; (E) with, from or to the FCC; (F) with, from or to the DHS; (G) with, from or to the ATSB and (H) with, from or to those foreign Governmental Entities regulating competition and the airline industry set forth in Section 3.2(e)(i)(H) of the East Disclosure Letter, no notices, reports or other filings are required to be made by East with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by East or any of its Subsidiaries from any Governmental Entity (subject and after giving effect to any required approvals of the Bankruptcy Court (including, without limitation, to the extent applicable, the Confirmation Order) and the Plan) in connection with the execution, delivery and performance of this Agreement by East and the consummation by East and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (ii) The execution, delivery and performance of this Agreement by East and Merger Sub do not, and the consummation by East and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of East or Merger Sub; (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of East or any of its Subsidiaries pursuant to any Contract binding upon East or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation by East and Merger Sub of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 3.2(e)(i), any Law or governmental or non-governmental permit or license to which East or any of its Subsidiaries is subject; or (C) a default under any agreement or loan agreement or any other indebtedness agreement or instrument of indebtedness that first occurred after the commencement of the Cases that is binding upon East or any of its Subsidiaries or assets, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent the ability of East or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
      (f) East Reports; Financial Statements.
      (i) East has made available to West each registration statement, report, proxy statement or information statement prepared by it since December 31, 2004 (the “East Audit Date”) and filed with the SEC, including East’s Annual Report on Form 10-K for the year ended December 31, 2004, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC. East has filed or furnished all forms, statements, schedules, reports and documents required to be filed or furnished by it with the SEC pursuant to applicable securities statutes, regulations, policies and rules since the East Audit Date (the forms, statements, schedules, reports and documents filed or furnished with the SEC since the East Audit Date and those filed or furnished with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto, the “East Reports”). Each of the East Reports, at the time of its filing, complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and complied in all material respects with the then applicable accounting standards. As of their respective dates (or, if amended, as of the date of such amendment), the East Reports did not, and any East Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The East Reports included or will include all certificates required to be included therein pursuant to Sections 302 and 906 of the SOX Act, and the internal control report and attestation of East’s outside auditors required by Section 404 of the SOX Act.
      (ii) Each of the consolidated balance sheets included in or incorporated by reference into the East Reports (including the related notes and schedules) fairly presents, or, in the case of East Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of East and any other entity included therein and their respective Subsidiaries as of its date and each of the consolidated statements of income, shareholders’ equity and cash flows included in or incorporated by reference into the East Reports (including any related notes and schedules) fairly presents, or in the case of East Reports filed after the date hereof, will fairly present, in all material respects, the net income, total shareholders’ equity and net increase in cash and cash equivalents, as the case may be, of East and any other entity included therein and their respective Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not expected to be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein and subject, in the case of any unaudited interim financial statements, to the absence of notes.
      (iii) The management of East has (x) established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to East, including its consolidated Subsidiaries, is made known to the management of East by others within those entities, and (y) has disclosed, based on its most recent evaluation, to East’s outside auditors and the audit committee of the Board of Directors of East (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect East’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in East’s internal controls over financial reporting. Since the Audit Date, any material change in internal control over financial reporting required to be disclosed in any East Report has been so disclosed.
      (iv) Since the Audit Date, neither East nor any of its Subsidiaries nor, to East’s Knowledge (as defined below), any director, officer, employee, auditor, accountant or representative of East or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of East or any of its Subsidiaries or their respective internal accounting controls relating to periods after the Audit Date, including any material complaint, allegation, assertion or claim that East or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), “East’s Knowledge” shall mean the knowledge of the Chief Executive Officer and each Executive Vice President and Senior Vice President of East, after reasonable inquiry.
      (g) Absence of Changes. Since the East Audit Date, East and its Subsidiaries have conducted their respective businesses only in accordance with, and have not engaged in any material transaction other than in accordance with, the orders of the Bankruptcy Court for the operation of East. Since the East Audit Date, there has not been any East Material Adverse Effect or any event, occurrence, discovery or development which would, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (h) Litigation and Liabilities.
      (i) Other than the Cases and proceedings therein, or as otherwise disclosed on East’s Annual Report on Form 10-K for the year ended December 31, 2004, or as set forth on Section 3.2(h)(i) of the East Disclosure

Letter, there are no (A) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to East’s Knowledge, threatened against East or its Subsidiaries or (B) litigations, arbitrations, investigations or other proceedings, or injunctions or final judgments relating to, pending or, to East’s Knowledge, threatened against East or any of its Subsidiaries before any Governmental Entity, including without limitation the FAA, except in the case of either clause (A) or (B), for those that would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect. Other than any order of the Bankruptcy Court, none of East or any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (ii) Except as set forth in the Plan, there are no liabilities or obligations of East or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any obligations or liabilities of, East or any of its Subsidiaries, other than:

(A) liabilities or obligations to the extent (I) reflected on the consolidated balance sheet of East or (II) disclosed in the notes thereto, in accordance with GAAP, in each case included in East’s quarterly report on Form 10-Q for the period ended March 31, 2005 or in East’s annual report on Form 10-K for the period ended December 31, 2004;

(B) liabilities or obligations incurred in the ordinary course of business since December 31, 2004;

(C) performance obligations under contracts required in accordance with their terms, or performance obligations, to the extent required under applicable Law, in each case to the extent arising after the date hereof; or

(D) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (i) Employee Benefits.
      (i) Section 3.2(i)(i) of the East Disclosure Letter contains a true and complete list of each material East Compensation and Benefit Plan. “East Compensation and Benefit Plan” means each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, medical, life or other insurance, profit-sharing, or pension plan, program, agreement or arrangement, and each other employee benefit or compensation plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by East or any of its Subsidiaries or by any trade or business, whether or not incorporated, that together with East or any of its Subsidiaries would be deemed a “single employer” under Section 414 of the Code (an “East ERISA Affiliate”) or to which East or any East ERISA Affiliate is a party, for the benefit of, with or relating to any current or former employee, officer or director of East or any East ERISA Affiliate; provided, however, that “East Compensation and Benefit Plan” shall not include any plan, program or agreement that is, or has been, terminated or rejected at any time during the pendancy of the Cases. Except as would not result in a material liability, neither East nor any of its Subsidiaries has any formal plan or commitment, whether legally binding or not, to create any additional plan or modify or change any existing East Compensation and Benefit Plan (excluding any severance or retention bonus plan) that would affect any employee or director or former employee or former director of East or any of its Subsidiaries.
      (ii) With respect to each of the material East Compensation and Benefit Plans, East has heretofore delivered or made available to West true and complete copies of each of the following documents: (A) the East Compensation and Benefit Plan and related trust agreements and insurance contracts (including all amendments thereto), if any; (B) the most recent annual report, actuarial report, and financial statement, if any; (C) the most recent Summary Plan Description, together with each Summary of Material Modifications, required under ERISA with respect to such East Compensation and Benefit Plan, if any; and (D) the most recent determination letter received from the IRS with respect to each East Compensation and Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

      (iii) Except with respect to claims covered by the Cases, and except as set forth on Section 3.2(i)(iii) of the East Disclosure Letter, (A) no liability under Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code has been incurred by East or any of its Subsidiaries or any East ERISA Affiliate since the effective date of ERISA that has not been satisfied in full (or previously discharged under the Bankruptcy Code), and (B) no condition exists that presents a risk to East or any of its Subsidiaries or any East ERISA Affiliate of incurring a liability under such Title or such Sections, in each case, which would, individually or in the aggregate, reasonably be expected to have an East Material Adverse Effect.
      (iv) Neither East, nor any of its Subsidiaries, nor any East ERISA Affiliate, nor any of the East Compensation and Benefit Plans, nor any trust created thereunder, nor, to East’s Knowledge, any trustee or administrator thereof, has engaged in a prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) in connection with which East, any of its Subsidiaries, or any of the East Compensation and Benefit Plans would, individually or in the aggregate, reasonably be expected to have an East Material Adverse Effect.
      (v) Except to the extent covered by the Plan or as would not, individually or in the aggregate, have an East Material Adverse Effect, and except as set forth on Section 3.2(i)(v) of the East Disclosure Letter, (A) all contributions required to have been made under the terms of any East Compensation and Benefit Plan have been timely made, and (B) all obligations in respect of each East Compensation and Benefit Plan have been properly accrued and reflected on the most recent consolidated statement of operations and consolidated balance sheet filed or incorporated by reference in the East Reports to the extent required by GAAP.
      (vi) Except as set forth on Section 3.2(i)(vi) of the East Disclosure Letter, no East Compensation and Benefit Plan (other than any that is a “multiemployer plan” as such term is defined in Section 3(37) of ERISA) is subject to Section 412 of the Code or Section 302 of ERISA or Title IV of ERISA.
      (vii) None of the East Compensation and Benefit Plans is a “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA, or single employer plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063(a) of ERISA. With respect to any East Compensation and Benefit Plan that is a “multiemployer plan” as such term is defined in Section 3(37) of ERISA (each of which is identified in Section 3.2(i)(vii) of the East Disclosure Letter), (A) neither East, any of its Subsidiaries nor any East ERISA Affiliate has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Section 4203 and 4205 of ERISA, (B) no event has occurred that presents a material risk of a partial withdrawal, (C) neither East, any of its Subsidiaries nor any East ERISA Affiliate has any contingent liability under Section 4204 of ERISA, and no circumstances exist that present a material risk that any such plan will go into reorganization, and (D) neither East, any of its Subsidiaries nor any East ERISA Affiliates would have any material withdrawal liability if a complete withdrawal by East, its Subsidiaries and the East ERISA Affiliates occurred under each such plan on the date hereof.
      (viii) Except as set forth on Section 3.2(i)(viii) of the East Disclosure Letter, the IRS has issued a favorable determination letter in respect of each of the East Compensation and Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code and neither East nor any of its Subsidiaries is aware of any circumstances that could reasonably be expected to result in the revocation of such letter. Each of the East Compensation and Benefit Plans that is intended to satisfy the requirements of Section 125 or 501(c)(9) of the Code satisfies such requirements in all material respects, except as would not, either individually or in the aggregate, reasonably be expected to have an East Material Adverse Effect. Each of the East Compensation and Benefit Plans has been operated and administered in all material respects in accordance with its terms and applicable laws, including but not limited to ERISA and the Code, except as would not, either individually or in the aggregate, reasonably be expected to have an East Material Adverse Effect.
      (ix) Except for claims filed in connection with the Cases, there are no claims pending, or, to East’s Knowledge, threatened or anticipated (other than routine claims for benefits) against any East Compensation and Benefit Plan, the assets of any East Compensation and Benefit Plan or against East, any of its Subsidiaries or any East ERISA Affiliate with respect to any East Compensation and Benefit Plan. Except in connection with the Cases, there is no judgment, decree, injunction, rule or order of any court, governmental body, commission, agency or arbitrator outstanding against or in favor of any East Compensation and Benefit Plan or any fiduciary thereof (other than rules of general applicability). There are no pending or, to East’s Knowledge, threatened audits or investigations by any governmental body, commission or agency involving any East Compensation and Benefit Plan, that would, individually or in the aggregate, reasonably be expected to have an East Material Adverse Effect.
      (x) Except as will be disclosed in, or covered by, the Plan, or as set forth on Section 3.2(i)(x) of the East Disclosure Letter, no East Compensation and Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees or directors of East or any of its Subsidiaries after retirement or other termination of service (other than (A) coverage mandated by applicable law, (B) death benefit or retirement benefits under any “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, (C) deferred compensation benefits accrued as liabilities on the books of East, or (D) benefits, the full cost of which is borne by the current or former employee or director (or his beneficiary)), which would, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (xi) Except as set forth on Section 3.2(i)(xi) of the East Disclosure Letter, East and its Subsidiaries have no unfunded liabilities with respect to any East Compensation and Benefit Plan that is a “pension plan” (within the meaning of Section 3(2) of ERISA) that covers current or former non-U.S. employees of East or any of its Subsidiaries which, if funded, would, individually or in the aggregate, reasonably be expected to have an East Material Adverse Effect.
      (j) Compliance with Laws; Licenses.
      (i) The businesses of each of East and its Subsidiaries have not been conducted in violation of any material federal, state, local or foreign Laws or any applicable operating certificates, common carrier obligations, ADs, FARs or any other rules, regulations, directives or policies of the FAA, DOT, FCC, DHS or any other Governmental Entity, except for such violations that would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect. No investigation or review by any Governmental Entity with respect to East or any of its Subsidiaries is pending or, to East’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for any such investigations or reviews that would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect. Each of East and its Subsidiaries has obtained and is in substantial compliance with all Licenses necessary to conduct its business as presently conducted, except for any failures to have or to be in compliance with such Licenses which would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect. The representations and warranties contained in this Section 3.2(j) shall not apply to the following applicable Laws to the extent applicable to East and its Subsidiaries (or Licenses required under such applicable Laws): (i) ERISA and other applicable Laws regarding employee benefit matters, which are exclusively governed by Section 3.2(i), (ii) applicable Laws regarding Taxes, which are exclusively governed by Section 3.2(o), (iii) Environmental Laws, which are exclusively governed by Section 3.2(n), and (iv) applicable Laws regarding labor matters, which are exclusively governed by Section 3.2(p).
      (ii) Each of East and its Subsidiaries is in compliance with (A) its obligations under each of the Licenses and (B) the rules and regulations of the Governmental Entity issuing such Licenses, except in each instance for any failures to be in compliance which would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect. There is not pending or, to East’s Knowledge, threatened before the FAA, DOT or any other Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against East or any of its Subsidiaries relating to any of the Licenses, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect. The actions of the applicable Governmental Entities granting all Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to East’s Knowledge, threatened, any material application, petition, objection or other pleading with the FAA, DOT or any other Governmental Entity which challenges or questions the validity of or any rights of the holder under any License, except as set forth on Section 3.2(j)(ii) of the East Disclosure Letter and except, for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (k) Material Contracts.
      (i) As of the date of this Agreement, neither East nor any of its Subsidiaries is a party to or bound by any Contract, assumed or not rejected in connection with the Cases as of the date of this Agreement, required pursuant to Item 601 of Regulation S-K under the Securities Act to be filed as an exhibit to East’s Annual Report on Form 10-K for the year ended December 31, 2004, or on any Quarterly Report on Form 10-Q or Current Report on Form 8-K filed by East since December 31, 2004, which has not been so filed.
      (ii) As of the date of this Agreement, neither East nor any of its Subsidiaries is a party to or is bound by any non-competition Contract or other Contract (other than the East CBAs, as defined below), assumed or not rejected in connection with the Cases as of the date of this Agreement, that (I) purports to limit in any material respect either the type of business in which East or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, or (II) could require the disposition of any material assets or line of business of East or any of its Subsidiaries.
      (iii) All Contracts that have been filed as an exhibit to East’s Annual Report on Form 10-K for the year ended December 31, 2004, or on any Quarterly Report on Form 10-Q or Current Report on Form 8-K filed by East since December 31, 2004, and all Contracts listed on Section 3.2(k)(ii) of the East Disclosure Letter, together with all exhibits and schedules to such Contracts, shall constitute the “East Material Contracts”.
      (iv) A true and complete copy of each East Material Contract has previously been delivered or made available to West (subject to applicable confidentiality restrictions) and each such Contract is a valid and binding agreement of East or one of its Subsidiaries, as the case may be, and is in full force and effect, except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not, individually or in the aggregate, reasonably be expected to have an East Material Adverse Effect. Neither East nor any of its Subsidiaries is in default or breach under the terms of any such East Material Contract which would, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (l) Real Property.
      (i) Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect, with respect to the real property, including the land and any and all buildings, structures and other improvements located thereon, owned by East or its Subsidiaries or as set forth in Section 3.2(l)(i) of the East Disclosure Letter (the “East Owned Real Property”), (A) East, or any one of its Subsidiaries, as applicable, has good and marketable title to the East Owned Real Property, free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal to purchase the East Owned Real Property, or any portion thereof or interest therein.
      (ii) Section 3.2(l)(ii) of the East Disclosure Letter sets forth a true, correct and complete list of all the airport gates leased, occupied or otherwise used by East or any of its Subsidiaries (the “East Gates”), including, where applicable, the gate number and the airport and terminal or concourse location of each such East Gate.
      (iii) With respect to the real property leased or subleased to East or its Subsidiaries as lessee, assumed or not rejected in connection with the Cases as of the date of this Agreement, (the “East Leased Real Property” and, together with the East Gates and East Owned Real Property, the “East Real Property”), (A) the lease or sublease for such property is valid, legally binding, enforceable in accordance with its terms and in full force and effect, and none of East or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of East or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, and (B) no third party lessor has repudiated or has the right to terminate or repudiate such lease or sublease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, except in each case, for such invalidity, failures to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations, repudiations and rights to terminate or repudiate that would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (iv) Section 3.2(l)(iv) of the East Disclosure Letter contains a true, correct and complete list of all material East Real Property, including the name of the owner of record thereof, a brief description of the use of such East Real Property, a list of any leases, subleases or other agreements, pursuant to which East or its Subsidiaries lease any East Real Property as lessor, in each case including identification of the lease expiration date, and a description of the lease, sublease or other agreement for all East Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have an East Material Adverse Effect, or as set forth in Section 3.2(l)(iv) of the East Disclosure Letter, no third party occupies or uses or has the right to occupy or use all or any part of any East Real Property.
      (v) Except as would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect, all water, gas, electrical, steam, compressed air, telecommunication, sanitary and storm sewage lines and systems and other similar systems currently serving the East Real Property are installed and operating and are sufficient to enable the East Real Property to continue to be used and operated in the manner currently being used and operated, and to East’s Knowledge there is no factor or condition that could result in the termination or material impairment of the furnishing thereof.
      (vi) All Licenses required to have been issued to East to enable any East Real Property to be lawfully occupied and used for all of the purposes for which they are currently occupied and used have been lawfully issued and are in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (vii) East has not received any notice, nor to East’s Knowledge is there any pending, threatened or contemplated condemnation or eminent domain proceeding affecting any East Real Property or any part thereof, or any proposed termination or impairment of any parking at any such East Real Property or denial of access to any such East Real Property from any current point of public access, or of any sale or other disposition of any such East Real Property or any part thereof in lieu of condemnation, except as would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (viii) Except as set forth on Section 3.2(l)(viii) of the East Disclosure Letter, no portion of any East Real Property has suffered any damage by fire or other casualty loss which has not heretofore been completely repaired and restored to its original condition (ordinary wear and tear excepted), except as would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (ix) For purposes of this Section 3.2(l) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset except for (A) specified encumbrances described in Section 3.2(l)(i) of the East Disclosure Letter; (B) leases or subleases by East or its Subsidiaries as lessor as described in Section 3.2(l)(iv) of the East Disclosure Letter; (C) encumbrances for current Taxes or other governmental charges not yet due and payable; (D) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of East, or the validity or amount of which is being contested in good faith by appropriate proceedings; and (E) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of East Owned Real Property or East Leased Real Property to which they relate or the conduct of the business of East and its Subsidiaries as presently conducted.
      (m) Takeover Statutes. The Board of Directors of East and Merger Sub have approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions DGCL Section 203. No other Takeover Statute is applicable to East, Merger Sub, the Shares, the Merger or the other transactions contemplated by this Agreement.

      (n) Environmental Matters. (i) (i) East and its Subsidiaries have complied at all times with all applicable Environmental Laws except for such matters as would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect; (ii) no property currently owned, leased or operated by East or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance in a manner that is or could reasonably be expected to be required to be Remediated or Removed, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability except for any Environmental Liability that would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect; (iii) East and its Subsidiaries have no information that any property formerly owned, leased or operated by East or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership, leasehold, or operation; (iv) neither East nor any of its Subsidiaries nor any prior owner or operator has incurred in the past or is now subject to any Environmental Liabilities except for such matters as would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect; (v) except as set forth on Section 3.2(n) of the East Disclosure Letter, and except for such matters as would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect, in the past five (5) years neither East nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that East or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vi) neither East nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, concerning liability or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance or any environmental matter; (vii) there is no Removal, Remediated or Required Action being undertaken on any property currently owned, leased or operated by East or any of its Subsidiaries; and (viii) there are no other circumstances or conditions involving East or any of its Subsidiaries that could reasonably be expected to result in any Environmental Liability except for such matters as would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (o) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect: East and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have paid all Taxes that are required to be paid or that East or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith or for which adequate reserves have been established on the most recent consolidated balance sheet included in or incorporated into the East Reports. As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to result in an increase in Taxes that is material to East, there are no audits, examinations, investigations or other proceedings, in each case, pending or threatened in writing, in respect of Taxes or Tax matters. East has made available to West true and correct copies of the United States federal income Tax Returns filed by East and their respective Subsidiaries for each of the fiscal years ended December 31, 2003 and 2002. None of East or its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign law). Neither East nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization with the meaning of Section 368(a) of the Code. There are no Liens for Taxes on any asset of East or any of its Subsidiaries, except for Liens for Taxes not yet due and payable and Liens for Taxes that would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect.
      (p) Labor Matters.
      (i) East has made available to West true and complete copies of all collective bargaining agreements and other labor union contracts (including all amendments thereto) applicable to any employees of East or any of its Subsidiaries (the “East CBAs”).

      (ii) No labor union, labor organization or group of employees of East or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with any labor relations tribunal or authority. To East’s Knowledge, there are no labor union organizing activities pending or threatened with respect to any employees of East or any of its Subsidiaries.
      (iii) There is no labor dispute, strike, slowdown, work stoppage or lockout, or to East’s Knowledge, threat thereof by or with respect to any employee of East or any of its Subsidiaries.
      (iv) There are no arbitrations, written grievances or written complaints outstanding or, to East’s Knowledge, threatened against East or any of its Subsidiaries under any East CBAs, except for such matters as would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect. Neither East nor any of its Subsidiaries is in receipt of written notice of any material statutory disputes or unfair labor practice charges.
      (q) Intellectual Property and IT Assets. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in an East Material Adverse Effect:
      (i) All patents, patent applications, trademark and copyright registrations and applications for registration, and Internet domain name registrations claimed to be owned by East or its Subsidiaries are owned exclusively by East or such Subsidiaries and are subsisting and, to East’s Knowledge, valid and enforceable.
      (ii) Except as set forth on Section 3.2(q)(ii) of the East Disclosure Letter, East and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property necessary to conduct the business of East and its Subsidiaries as currently conducted, all of which rights shall in all materials respects survive unchanged the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereunder.
      (iii) Except as set forth on Section 3.2(q)(iii) of the East Disclosure Letter, the conduct of the business as currently conducted by East and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person and in the three (3) year period immediately preceding the date of this Agreement, there has been no such claim, action or proceeding asserted, or to East’s Knowledge threatened against East or its Subsidiaries or any indemnitees thereof. There is no claim, action or proceeding asserted, or to East’s Knowledge threatened, against East or its Subsidiaries or any indemnitees thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property claimed to be owned or held by East or its Subsidiaries or used or alleged to be used in the business of East or its Subsidiaries.
      (iv) To East’s Knowledge, no third Person has, in the three (3) year period immediately preceding the date of this Agreement, infringed, misappropriated or otherwise violated the Intellectual Property rights of East or its Subsidiaries. There are no claims, actions or proceedings asserted or threatened by East, or decided by East to be asserted or threatened, that (A) a third Person infringes, misappropriates or otherwise violates, or in the three (3) year period immediately preceding the date of this Agreement, infringed, misappropriated or otherwise violated, the Intellectual Property rights of East or its Subsidiaries; or (B) a third Person’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms the Intellectual Property rights of East or its Subsidiaries.
      (v) East and its Subsidiaries have taken reasonable measures to protect the confidentiality of all material Trade Secrets that are owned, used or held by East and its Subsidiaries and, to East’s Knowledge, such material Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.
      (vi) Except as set forth on Section 3.2(q)(vi) of the East Disclosure Letter ,the IT Assets of East and its Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by East and its Subsidiaries for the operation of their respective businesses, and have not malfunctioned or failed within the three (3) year period immediately preceding the date of this Agreement. To East’s Knowledge, no Person has gained unauthorized access to such IT Assets. Except as set forth on Section 3.2(q)(vi) of the East Disclosure Letter, East and its Subsidiaries have implemented and maintained for the three (3) year period immediately preceding the date of this Agreement reasonable and sufficient backup and disaster recovery technology consistent with industry practices.
      (r) Foreign Corrupt Practices Act. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a material adverse impact on the ability of East and its Subsidiaries to conduct their operations in the ordinary course of business:
      (i) East and its Subsidiaries have developed and implemented a compliance program which includes corporate policies and procedures to ensure compliance with the Foreign Corrupt Practices Act.
      (ii) In connection with its compliance with the Foreign Corrupt Practices Act, there are no adverse or negative past performance evaluations or ratings by the U.S. Government, or any voluntary disclosures under the Foreign Corrupt Practices Act, any enforcement actions or threats of enforcement actions, or any facts that, in each case, could result in any adverse or negative performance evaluation related to the Foreign Corrupt Practices Act.
      (iii) Neither the U.S. Government nor any other Person has notified East or its Subsidiaries in writing of any actual or alleged violation or breach of the Foreign Corrupt Practices Act.
      (iv) None of East or its Subsidiaries has undergone and is undergoing any audit, review, inspection, investigation, survey or examination of records relating to East’s or any of its Subsidiaries’ compliance with the Foreign Corrupt Practice Act, and, to East’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records.
      (v) East and its Subsidiaries have not been and are not now under any administrative, civil or criminal investigation, charge or indictment involving alleged false statements, false claims or other improprieties relating to East’s or any of its Subsidiaries’ compliance with the Foreign Corrupt Practices Act, nor, to East’s Knowledge, is there any basis for any such investigation or indictment.
      (vi) None of East or its Subsidiaries has been and is not now a party to any administrative or civil litigation involving alleged false statements, false claims or other improprieties relating to East’s or any of its Subsidiaries’ compliance with the Foreign Corrupt Practices Act, nor, to East’s Knowledge, is there any basis for any such proceeding.
      (s) Aircraft.
      (i) Section 3.2(s)(i) of the East Disclosure Letter sets forth a true and complete list of all aircraft owned or leased by East or any of its Subsidiaries as of March 31, 2005 (the “East Aircraft”), including a description of the type and aircraft number of each such East Aircraft and the date East placed such East Aircraft in service or proposes to place such East Aircraft in service. All East Aircraft owned or leased by East or any of its Subsidiaries are in airworthy condition and are being maintained according to applicable FAA regulatory standards and the FAA-approved maintenance program of East and its Subsidiaries. East and its Subsidiaries have implemented maintenance schedules with respect to their respective East Aircraft and engines that, if complied with, would result in the satisfaction of all requirements under all applicable ADs and FARs required to be complied with in accordance with the FAA-approved maintenance program of East and its Subsidiaries, and East and its Subsidiaries are in compliance with such maintenance schedules in all material respects and currently have no reason to believe that they will not satisfy any component of such maintenance schedules on or prior to the dates specified in such maintenance schedules.
      (ii) Section 3.2(s)(ii) of the East Disclosure Letter sets forth a true and complete list, as of the date hereof, containing all Contracts, assumed or not rejected in connection with the Cases as of the date of this Agreement, (other than existing aircraft leases) pursuant to which East or any of its Subsidiaries may purchase or lease aircraft, including the manufacturer and model of all aircraft subject to each Contract. East has delivered or made available to West true and complete copies of all Contracts listed on Section 3.2(s)(ii) of the East Disclosure Letter, including all amendments thereto.

      (iii) Except as set forth on Section 3.2(s)(iii) of the East Disclosure Letter, each East Aircraft has a validly issued, current individual aircraft FAA Certificate of Airworthiness with respect to such East Aircraft which satisfies all requirements for the effectiveness of such FAA Certificate of Airworthiness.
      (iv) Each East Aircraft’s structure, systems and components are functioning in accordance with its intended use as set forth in FAA-approved documentation, including any applicable manuals, technical standard orders or parts manufacturing approval certificates.
      (v) All deferred maintenance items and temporary repairs with respect to each such East Aircraft have been or will be made materially in accordance with FAA, manufacturer’s and East’s maintenance programs.
      (vi) Each East Aircraft is properly registered on the FAA aircraft registry.
      (vii) East is not a party to any interchange or pooling agreements with respect to its East Aircraft.
      (viii) No East Aircraft is subleased to or otherwise in the possession of another air carrier or other Person other than East or any of its Subsidiaries, to operate such East Aircraft in air transportation or otherwise.
      (t) Slots. Section 3.2(t) of the East Disclosure Letter sets forth a true, correct and complete list of all takeoff and landing slots and other similar takeoff and landing rights (“East Slots”) used by East or any of its Subsidiaries on the date hereof at any domestic or international airport, including a true, correct and complete list of all East Slot lease agreements. East and its Subsidiaries will have complied in all material respects with the requirements of the regulations issued under the Federal Aviation Act and any other Laws with respect to the East Slots. Neither East nor any of its Subsidiaries has received any notice of any proposed withdrawal of the East Slots by the FAA, the DOT or any other Governmental Entity. The East Slots have not been designated for the provision of essential air services in accordance with the regulations issued under the Federal Aviation Act, were not acquired pursuant to 14 C.F.R. § 93.219 and have not been designated for international operations, as more fully detailed in 14 C.F.R. § 93.217. To the extent covered by 14 C.F.R. § 93.227, East and its Subsidiaries have used each East Slot either at least 80% of the maximum amount that each East Slot could have been used during each full and partial reporting period (as described in 14 C.F.R. § 93.227(i)) or such greater or lesser amount of minimum usage as may have been required to protect such East Slot’s authorization from termination or withdrawal under regulations established by any Governmental Entity or airport authority. All reports required by the FAA or any Governmental Entity relating to the East Slots have been filed in a timely manner. Neither East nor any of its Subsidiaries has agreed to any East Slot slide, East Slot trade, East Slot purchase, East Slot sale or other transfer of any of the East Slots.
      (u) Equipment. Section 3.2(u) of the East Disclosure Letter sets forth a true, correct and complete list of all passenger loading bridges owned or utilized by East or any of its Subsidiaries.
      (v) U.S. Citizen; Air Carrier. East’s primary subsidiary, US Airways, Inc., is a “citizen of the United States” as defined in the Federal Aviation Act and is an “air carrier” within the meaning of such Act operating under certificates issued pursuant to such Act (49 U.S.C. §§ 41101-41112).
      (w) Insurance. Section 3.2(w) of the East Disclosure Letter lists and briefly describes (including name of insurer, agent or broker, coverage and expiration date) each insurance policy maintained by, at the expense of or for the benefit of East or any of the Subsidiaries with respect to its properties and assets and describes any material claims made thereunder. All such insurance policies are in full force and effect and neither East nor any Subsidiary is in default with respect to its obligations under any such insurance policy. The insurance coverage of East and the Subsidiaries is customary for corporations of similar size engaged in similar lines of businesses. East has not received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy or refusal of any coverage or rejection of any claim under any insurance policy or (c) material adjustment in the amount of premiums payable with respect to any insurance policy.

      (x) Brokers and Finders. Neither East nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated in this Agreement, except that East has employed, and is solely responsible for the fees and expenses of, Seabury Group, LLC as its financial advisor, and a copy of the engagement letter with such financial advisor has been provided to West prior to the date hereof.
      (y) Merger Sub Constituent Documents. True, correct and complete copies of the articles of incorporation and by-laws of Merger Sub have been made available to West.
ARTICLE IV
Covenants
      4.1 Interim Operations.
      (i) West shall not knowingly take or permit any of its Subsidiaries to take any action or refrain from taking any action the result of which would be reasonably expected to result in any of the closing conditions set forth in Sections 5.1 and 5.3 hereof not to be satisfied. West covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time, unless East shall otherwise approve in writing (such approval not to be unreasonably withheld or delayed), and except as otherwise expressly contemplated by this Agreement or as required by applicable Laws, its business and that of its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the present employees and agents of West and its Subsidiaries. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement or applicable Laws, (B) as East may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 4.1(i) of the West Disclosure Letter, West will not and will not permit its Subsidiaries to:
      (a) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments or amend any term of the Shares;
      (b) merge or consolidate West or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of West that are not obligors or guarantors of third-party indebtedness, or adopt a plan of liquidation;
      (c) acquire assets outside of the ordinary course of business with a value or purchase price in excess of $10,000,000 in the aggregate, other than acquisitions pursuant to Contracts to the extent in effect immediately prior to the execution of this Agreement and as otherwise set forth in Section 4.1(i)(c) of the West Disclosure Letter, and other than capital expenditures within West’s capital expenditure budget as set forth in Section 4.1(i)(j) of the West Disclosure Letter;
      (d) other than as set forth in Section 4.1(i)(d) of the West Disclosure Letter and other than the issuance of shares or options pursuant to West Stock Plans, West Awards, West Warrants or West Convertible Debt, issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of West or any its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of West to West or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;
      (e) other than (A) specified encumbrances described in Section 4.1(i)(e) of the West Disclosure Letter; (B) encumbrances for current Taxes or other governmental charges not yet due and payable; (C) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of West, or the validity or amount of which is being contested in good faith by appropriate proceedings; and (D) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of any West Aircraft, West Slots, West Gates or West Real Property or the conduct of the business of West and its Subsidiaries as presently conducted; create or incur any Lien material to West or any of its Subsidiaries on any assets of West or any of its Subsidiaries having a value in excess of $10,000,000;
      (f) other than as set forth in Section 4.1(i)(f) of the West Disclosure Letter, make any loans, advances or capital contributions to or investments in any Person (other than West or any direct or indirect wholly-owned Subsidiary of West) in excess of $10,000,000 in the aggregate;
      (g) declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) on (i) any Shares or West Preferred Shares, or (ii) any shares of capital stock of any Subsidiary (other than wholly-owned Subsidiaries and pro rata dividends payable to holders of interests in non wholly-owned Subsidiaries);
      (h) reclassify, split, combine, subdivide or repurchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;
      (i) other than as set forth on Section 4.1(i)(i) of the West Disclosure Letter, incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of West or any of its Subsidiaries, except for (i) indebtedness for borrowed money incurred in the ordinary course of business not to exceed $10,000,000 in the aggregate, (ii) indebtedness for borrowed money in replacement of existing indebtedness for borrowed money on customary commercial terms, (iii) guarantees by West of indebtedness of wholly-owned Subsidiaries of West or guarantees by Subsidiaries of indebtedness of West, or (iv) interest rate swaps on customary commercial terms consistent with past practice and not to exceed $10,000,000 of notional debt in the aggregate in addition to notional debt currently under swap or similar arrangements;
      (j) except as set forth in Section 4.1(i)(j) of the West Disclosure Letter, make or authorize any capital expenditure;
      (k) other than in the ordinary course of business, enter into any Contract that would have been a West Material Contract had it been entered into prior to the date of this Agreement (other than as permitted by Section 4.1(i)(d), (e), (i) or (j));
      (l) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP or by applicable Law or except as West, after consultation with East and each party’s independent auditors, determines in good faith is preferable;
      (m) settle any litigation or other proceedings before or threatened to be brought before a Governmental Entity for an amount to be paid by West or any of its Subsidiaries in excess of $10,000,000 or which would be reasonably likely to have a material adverse impact on the operations of West or any of its Subsidiaries;
      (n) other than in the ordinary course of business, (i) amend or modify in any material respect, or terminate or waive any material right or benefit under, any West Material Contract, or (ii) cancel, modify or waive any debts or claims held by it or waive any rights having in each case a value in excess of $10,000,000;
      (o) except as required by Law or by any currently effective tax sharing agreement listed in Section 4.1(i)(o) of the West Disclosure Letter, make any material Tax election or take any material position on any material Tax Return filed on or after the date of this Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods.

      (p) sell, lease, license, leaseback, abandon, or otherwise dispose of any assets of West or its Subsidiaries except (i) in the ordinary course of business or obsolete assets or (ii) sales, leases, licenses, leasebacks, abandonments or other dispositions of assets with a fair market value not in excess of $10,000,000 in respect of any one asset and not in excess of $15,000,000 in the aggregate other than (x) as set forth in Section 4.1(i)(p) of the West Disclosure Letter and (y) any dispositions of assets to the extent used as consideration for acquisitions that are permitted pursuant to Section 4.1(i)(c);
      (q) except in connection with the replacement of any existing employee, including any officer, on compensation terms that are not materially different from those of the replaced employee or officer, or except as required pursuant to existing written, binding agreements in effect prior to the date of this Agreement that have been provided to East, or except as West, based upon advice of its counsel, determines in good faith is preferable for purposes of compliance with Section 409A of the Code, or as otherwise required by applicable Law, (i) except with respect to any newly-hired employees (excluding officers), enter into any commitment to provide any severance or termination benefits to (or amend any existing arrangement with) any director, officer or employee of West or any of its Subsidiaries, (ii) increase the benefits payable under any existing severance or termination benefit policy or employment agreement, (iii) except with respect to any newly-hired employees (excluding officers), enter into any employment severance, change in control, termination, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee of West or any of its Subsidiaries, (iv) establish, adopt, amend or terminate any West Compensation and Benefit Plan, (v) increase the compensation, bonus or other benefits of, make any new awards under any West Compensation and Benefit Plan to, or pay any bonus to any director, officer, employee, consultant or independent contractor of West or any of its Subsidiaries, except for increases, new awards or payments in the ordinary course of business consistent with past practice for employees who are not among West’s Section 16 Officers, (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any West Compensation and Benefit Plan, except as required pursuant to the terms thereof, (vii) take any action to accelerate the vesting or payment of any compensation or benefits under any West Compensation and Benefit Plans, to the extent not already required in any such West Compensation and Benefit Plan, (viii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any West Compensation and Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (ix) amend the terms of any outstanding equity-based award, (x) provide for accelerated vesting, removal of restrictions or exercisability of any stock based or stock related awards (including stock options, stock appreciation rights, performance units and restricted stock units) upon a change in control occurring on or prior to the Effective Time, or (xi) enter into any new collective bargaining agreements (or material amendments to existing collective bargaining agreements);
      (r) decrease or defer in any material respect the level of training provided to the employees of West or any of its Subsidiaries or the level of costs expended in connection therewith;
      (s) fail to keep in effect any governmental route authority in effect and used by any Subsidiary of West as of the date of this Agreement, provided that the restrictions set forth in this Section 4.1(i)(s) shall not apply to any such failure if such failure occurs in the ordinary course of business consistent with past practice;
      (t) make any material changes to any flight routes flown by West or any of its Subsidiaries as of the date hereof, other than changes in the ordinary course of business consistent with past practice;
      (u) fail to maintain insurance at levels at least comparable to current levels or otherwise in a manner inconsistent with past practice;
      (v) take any action, or fail to take action, which action or failure could result in the loss of West Slots with an aggregate value in excess of $10,000,000;
      (w) fail to notify East in writing of any incidents or accidents occurring on or after the date hereof involving any property owned or operated by West that resulted or could reasonably be expected to result in damages or losses in excess of $10,000,000;

      (x) fail to continue, in respect of all West Aircraft, all material maintenance programs consistent with past practice (except as required or permitted by applicable Law), including using reasonable best efforts to keep all such West Aircraft in such condition as may be necessary to enable the airworthiness certification of such West Aircraft under the Federal Aviation Act to be maintained in good standing at all times;
      (y) agree or commit to do any of the foregoing.
      (ii) East shall not knowingly take or permit any of its Subsidiaries to take any action or refrain from taking any action the result of which would be reasonably expected to result in any of the closing conditions set forth in Sections 5.1 and 5.2 not to be satisfied. East covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time, unless West shall otherwise approve in writing (such approval not to be unreasonably withheld or delayed), and except as otherwise expressly contemplated by this Agreement or as required by applicable Laws, its business and that of its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the present employees and agents of East and its Subsidiaries. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement or applicable Laws, (B) as West may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 4.1(ii) of the East Disclosure Letter, East will not and will not permit its Subsidiaries to:
      (a) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments or amend any term of the East Common Stock;
      (b) merge or consolidate East or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of East that are not obligors or guarantors of third-party indebtedness, or adopt a plan of liquidation;
      (c) acquire assets outside of the ordinary course of business with a value or purchase price in excess of $10,000,000 in the aggregate, other than acquisitions pursuant to Contracts to the extent in effect immediately prior to the execution of this Agreement and as otherwise set forth in Section 4.1(ii)(c) of the East Disclosure Letter, and other than capital expenditures within East’s capital expenditure budget as set forth in Section 4.1(ii)(j) of the East Disclosure Letter;
      (d) other than as set forth in Section 4.1(ii)(d) of the East Disclosure Letter and other than the issuance of shares or options pursuant to stock-based benefit plans and under individual employment agreements to which East is a party, issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of East or any its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of East to East or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;
      (e) other than (A) specified encumbrances described in Section 4.1(ii)(e) of the East Disclosure Letter; (B) encumbrances for current Taxes or other governmental charges not yet due and payable; (C) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of East, or the validity or amount of which is being contested in good faith by appropriate proceedings; and (D) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of any East Aircraft, East Slots, East Gates or East Real Property or the conduct of the business of East and its Subsidiaries as presently conducted; create or incur any Lien material to East or any of its Subsidiaries on any assets of East or any of its Subsidiaries having a value in excess of $10,000,000;
      (f) other than as set forth in Section 4.1(ii)(f) of the East Disclosure Letter, make any loans, advances or capital contributions to or investments in any Person (other than East or any direct or indirect wholly-owned Subsidiary of East) in excess of $10,000,000 in the aggregate;
      (g) declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) on (i) any East Common Stock, or (ii) any shares of capital stock of any Subsidiary (other than wholly-owned Subsidiaries and pro rata dividends payable to holders of interests in non wholly-owned Subsidiaries);
      (h) reclassify, split, combine, subdivide or repurchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;
      (i) other than as set forth in Section 4.1(ii)(i) of the East Disclosure Letter, incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of East or any of its Subsidiaries, except for (i) indebtedness for borrowed money incurred in the ordinary course of business not to exceed $10,000,000 in the aggregate, (ii) indebtedness for borrowed money in replacement of existing indebtedness for borrowed money on customary commercial terms, (iii) guarantees by East of indebtedness of wholly-owned Subsidiaries of East or guarantees by Subsidiaries of indebtedness of East, or (iv) interest rate swaps on customary commercial terms consistent with past practice and not to exceed $10,000,000 of notional debt in the aggregate in addition to notional debt currently under swap or similar arrangements;
      (j) except as set forth in Section 4.1(ii)(j) of the East Disclosure Letter, make or authorize any capital expenditure;
      (k) other than in the ordinary course of business, enter into any Contract that would have been an East Material Contract had it been entered into prior to the date of this Agreement (other than as permitted by Section 4.1(ii)(d), (e), (i) or (j));
      (l) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP or by applicable Law or except as East, after consultation with West and each party’s independent auditors, determines in good faith is preferable;
      (m) except as in connection with the Plan or as otherwise directed or authorized by the Bankruptcy Court, settle any litigation or other proceedings before or threatened to be brought before a Governmental Entity for an amount to be paid by East or any of its Subsidiaries in excess of $10,000,000 or which would be reasonably likely to have a material adverse impact on the operations of East or any of its Subsidiaries;
      (n) except as in connection with the Plan or as otherwise directed or authorized by the Bankruptcy Court, and other than in the ordinary course of business, (i) amend or modify in any material respect, or terminate or waive any material right or benefit under, any East Material Contract, or (ii) cancel, modify or waive any debts or claims held by it or waive any rights having in each case a value in excess of $10,000,000;
      (o) except as required by Law or by any currently effective tax sharing agreement listed in Section 4.1(ii)(o) of the East Disclosure Letter, make any material Tax election or take any material position on any material Tax Return filed on or after the date of this Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods.
      (p) sell, lease, license, leaseback, abandon, or otherwise dispose of any assets of East or its Subsidiaries except (i) in the ordinary course of business or obsolete assets or (ii) sales, leases, licenses, leasebacks, abandonments or other dispositions of assets with a fair market value not in excess of $10,000,000 in respect of any one asset and not in excess of $15,000,000 in the aggregate other than (x) as set forth in

Section 4.1(ii)(p) of the East Disclosure Letter and (y) any dispositions of assets to the extent used as consideration for acquisitions that are permitted pursuant to Section 4.1(ii)(c);
      (q) other than as set forth in Section 4.1(ii)(q) of the East Disclosure Letter, or except in connection with the replacement of any existing employee, including any officer, on compensation terms that are not materially different from those of the replaced employee or officer, or except as required pursuant to existing written, binding agreements in effect prior to the date of this Agreement that have been provided to West, or except as East, based upon advice of its counsel, determines in good faith is preferable for purposes of compliance with Section 409A of the Code, or as otherwise required by applicable Law, or except as will be disclosed in, or covered by, the Plan, (i) except with respect to any newly-hired employees (excluding officers), enter into any commitment to provide any severance or termination benefits to (or amend any existing arrangement with) any director, officer or employee of East or any of its Subsidiaries, (ii) increase the benefits payable under any existing severance or termination benefit policy or employment agreement, (iii) except with respect to any newly-hired employees (excluding officers), enter into any employment severance, change in control, termination, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee of East or any of its Subsidiaries, (iv) establish, adopt, amend or terminate any East Compensation and Benefit Plan, (v) increase the compensation, bonus or other benefits of, make any new awards under any East Compensation and Benefit Plan to, or pay any bonus to any director, officer, employee, consultant or independent contractor of East or any of its Subsidiaries, except for increases, new awards or payments in the ordinary course of business consistent with past practice for employees who are not among East’s Section 16 Officers, (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any East Compensation and Benefit Plan, except as required pursuant to the terms thereof, (vii) take any action to accelerate the vesting or payment of any compensation or benefits under any East Compensation and Benefit Plans, to the extent not already required in any such East Compensation and Benefit Plan, (viii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any East Compensation and Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (ix) amend the terms of any outstanding equity-based award, (x) provide for accelerated vesting, removal of restrictions or exercisability of any stock based or stock related awards (including stock options, stock appreciation rights, performance units and restricted stock units) upon a change in control occurring on or prior to the Effective Time, or (xi) enter into any new collective bargaining agreements (or material amendments to existing collective bargaining agreements);
      (r) decrease or defer in any material respect the level of training provided to the employees of East or any of its Subsidiaries or the level of costs expended in connection therewith;
      (s) other than as set forth in Section 4.1(ii)(s) of the East Disclosure Letter, fail to keep in effect any governmental route authority in effect and used by any Subsidiary of East as of the date of this Agreement, provided that the restrictions set forth in this Section 4.1(ii)(s) shall not apply to any such failure if such failure occurs in the ordinary course of business consistent with past practice;
      (t) make any material changes to any flight routes flown by East or any of its Subsidiaries as of the date hereof, other than changes in the ordinary course of business consistent with past practice;
      (u) other than as set forth in Section 4.1(ii)(u) of the East Disclosure Letter, fail to maintain insurance at levels at least comparable to current levels or otherwise in a manner inconsistent with past practice;
      (v) other than as set forth in Section 4.1(ii)(v) of the East Disclosure Letter, take any action, or fail to take action, which action or failure could result in the loss of East Slots with an aggregate value in excess of $10,000,000;
      (w) fail to notify West in writing of any incidents or accidents occurring on or after the date hereof involving any property owned or operated by East that resulted or could reasonably be expected to result in damages or losses in excess of $10,000,000;

      (x) fail to continue, in respect of all East Aircraft, all material maintenance programs consistent with past practice (except as required by applicable Law), including using reasonable best efforts to keep all such East Aircraft in such condition as may be necessary to enable the airworthiness certification of such East Aircraft under the Federal Aviation Act to be maintained in good standing at all times;
      (y) agree or commit to do any of the foregoing.
      4.2 Bankruptcy Filings, Covenants and Agreements.
      (a) Within two (2) business days following execution of this Agreement, the Debtors shall file with the Bankruptcy Court a motion for an order (i) approving procedures for the consideration of Plan proposals, (ii) approving form and manner of notice of competing offer procedures, and (iii) approving break-up fee and related provisions (collectively, the “Bidding Procedures”), such order substantially in the form attached hereto as Exhibit E. The Debtors shall use their commercially reasonable efforts to obtain Bankruptcy Court approval of (x) the Bidding Procedures within eleven (11) days of the date of the filing of the Bidding Procedures and (y) the proposal it seeks to have determined to be the Approved Proposal (as defined in the Bidding Procedures) promptly following the Auction Termination Date (as defined in Section 4.2(b)). West agrees that it shall promptly take such actions as are reasonably requested by the Debtors to assist in obtaining approval of the Bidding Procedures and the Approved Proposal, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court; provided that West shall not be required to take any actions to amend or modify the Bidding Procedures or the order approving the Approved Proposal. If entry of the orders approving the Bidding Procedures or the Approved Proposal is appealed or otherwise challenged (including a petition for certiorari or motion for modification, reconsideration, rehearing or reargument), West and the Debtors shall each use their reasonable best efforts to defend such appeal or challenge unless West or East has validly terminated this Agreement pursuant to its terms.
      (b) Until the earlier to occur of (i) the date that is thirty-five (35) days after entry of the order approving the Bidding Procedures and (ii) the date that this Agreement or any other proposal becomes the Approved Proposal (such earlier date, the “Auction Termination Date”), the Debtors shall be permitted to solicit inquiries, proposals, offers or bids from, and negotiate with, any Person regarding a Qualified Competing Plan Proposal (as defined in the Bidding Procedures) solely in accordance with the Bidding Procedures; provided, however, that none of the Debtors may enter into, or seek Bankruptcy Court approval of, any agreement with respect to such Qualified Competing Plan Proposal unless it has been determined to be the Best and Final Qualified Bid (as defined in the Bidding Procedures) pursuant to the Bidding Procedures and this Agreement has not become the Approved Proposal. Notwithstanding anything herein to the contrary, none of the Debtors shall offer, agree to, or seek approval from the Bankruptcy Court for, and shall use their best efforts to object to any request by any other party for, any break-up fee, work fee, expense reimbursement or any other benefit or protection for any Person other than West in connection with any proposed acquisition of or investment in any of the Debtors other than in connection with the Financing Commitments. East shall notify West in writing within one (1) Business Day following East’s determination that any Qualified Competing Plan Proposal is higher and better than this Agreement.
      (c) Each of the Debtors agrees that if this Agreement becomes the Approved Proposal, it shall use its best efforts to cause any order approving the Approved Proposal to prohibit the Debtors (and any Person purporting to act on behalf of the estate of any Debtor) from violating the provisions of Section 4.4(a) or from otherwise pursuing in any way any East Acquisition Proposal other than this Agreement unless this Agreement shall have previously been terminated in accordance with its terms.
      (d) In connection with any proceedings in the Bankruptcy Court related to the Bidding Procedures, the order approving the Approved Proposal or the transactions contemplated by this Agreement (or any Qualified Competing Plan Proposal) (a) East shall provide to West copies of all motions, objections, pleadings, notices, proposed orders and other documents that are filed by or on behalf of any Debtor as soon as reasonably practicable prior to filing thereof with the Bankruptcy Court and (b) West shall provide to East copies of all motions, objections, pleadings, notices, proposed orders and other documents that are filed by or on behalf of West as soon as reasonably practicable prior to filing thereof with the Bankruptcy Court.

      (e) Each of the Debtors and West shall make all reasonable efforts to (i) obtain as soon as possible the approvals of the Plan by majorities of any class defined in the Plan, and (ii) cause the Confirmation Order to be entered and become a Final Order no later than September 1, 2005, and take such further steps as may be necessary or appropriate so that the Confirmation Order shall become a Final Order of the Bankruptcy Court. Upon request of East, West agrees (x) to assist and cooperate with the Debtors in their negotiations with, and solicitation of approvals from, holders of Claims and Interests (as such terms are defined in the Plan) for the purpose of obtaining the approvals of majorities of any class defined in the Plan and/or (y) to assist the Debtors in obtaining entry of the Confirmation Order.
      For purposes of this Agreement, “Final Order” means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, as entered on the docket in the Cases or the docket of any other court of competent jurisdiction, that has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek reargument, reconsideration, or certiorari has expired and no appeal, motion for reconsideration or reargument or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari, motion for reconsideration or reargument that has been or may be filed has been resolved by the highest court to which the order or judgment was appealed or from which reargument, reconsideration, or certiorari was sought and the time to take any further appeal, petition for certiorari or move for reargument shall have expired.
      4.3 West Acquisition Proposals.
      (a) West agrees that, except as permitted by Section 4.1 hereof, neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall not authorize or permit its and its Subsidiaries’ employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its Subsidiaries (“Representatives”), to, directly or indirectly, initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to (1) a merger, reorganization, share exchange, consolidation or similar transaction involving the purchase or acquisition of West, (2) any purchase of an equity interest or interests in West or (3) any purchase of assets, securities or ownership interests of West and its Subsidiaries (any such inquiry, proposal or offer being hereinafter referred to as a “West Acquisition Proposal”). West further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly, provide any confidential information or data to, or engage in any negotiations with, any Person relating to a West Acquisition Proposal, or otherwise knowingly encourage or facilitate any effort or attempt by any Person other than East and Merger Sub to make or implement a West Acquisition Proposal; provided, however, that, subject to Section 6.4(a) hereof, nothing contained in this Agreement shall prevent West or its Board of Directors from (i) complying with its disclosure obligations under applicable Law (including under Sections 14d-9 and 14e-2 of the Exchange Act) with regard to a West Acquisition Proposal; and (ii) at any time prior to, but not after, the time this Agreement is adopted by the West Requisite Vote, (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written West Acquisition Proposal if the Board of Directors of West receives from the Person so requesting such information an executed confidentiality agreement (excluding standstill provisions) on customary terms; (B) engage in any discussions or negotiations with any Person who has made an unsolicited bona fide written West Acquisition Proposal if the Board of Directors of West receives from such Person an executed confidentiality agreement (excluding standstill provisions) on customary terms; or (C) recommend such an unsolicited bona fide written West Acquisition Proposal to the shareholders of West, if and only to the extent that, (x) in each such case referred to in clause (A) or (B) above, the Board of Directors of West reasonably determines such West Acquisition Proposal constitutes or is reasonably likely to lead to a West Superior Proposal (as defined below) (without having to take the actions referred to in clause (z) below); (y) in the case referred to in clause (C) above, the Board of Directors of West determines in good faith (after consultation with its financial advisor and outside counsel), taking into account all legal, financial and regulatory aspects of the proposal, the likelihood of obtaining financing, and the Person making the proposal, that such West Acquisition Proposal, if consummated, is more favorable, from a financial point of view (taking into account the likelihood of consummation), to West’s shareholders than the transactions contemplated by this Agreement, in each case taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 4.3(c); and (z) East shall have had written notice of West’s intention to take the action referred to in clause (C) (a “Notice of West Superior Proposal”) at least five business days prior to the taking of such action by West and West shall have complied with the provisions of Section 4.3(c); provided, that any more favorable West Acquisition Proposal referred to in clause (y) above must involve at least 50% of the assets or equity securities of West (any such more favorable West Acquisition Proposal being referred to in this Agreement as a “West Superior Proposal”).
      (b) West agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any West Acquisition Proposal. West will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a transaction with West to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of West or any of its Subsidiaries. West agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 4.3.
      (c) West agrees that it will notify East as promptly as practicable (and, in any event, within 24 hours) if any inquiries, proposals or offers with respect to any West Acquisition Proposal or potential West Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep East informed, on a current basis, on the status and terms of any such proposal or offer and the status of any such discussions or negotiations. West agrees that (i) during the five business day period prior to its taking any action referred to in clause (ii)(C) of the proviso in Section 4.3(a) with respect to a West Acquisition Proposal, West and its Representatives shall negotiate in good faith with East and its Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by East and (ii) West may take any such action with respect to a West Acquisition Proposal that was a West Superior Proposal only if such West Acquisition Proposal continues to be a West Superior Proposal in light of any revisions to the terms of the transaction contemplated by this Agreement to which East shall have agreed prior to the expiration of such five business day period. West agrees that it will deliver to East a new Notice of West Superior Proposal with respect to each West Acquisition Proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such West Acquisition Proposal to the shareholders of West and that a new five business day period shall commence, for purposes of this Section 4.3(c), with respect to each such materially revised or modified West Acquisition Proposal from the time East receives a Notice of West Superior Proposal with respect thereto. West also agrees to provide any information to East that it is providing to another Person pursuant to this Section 4.3 at the same time it provides it to such other Person.
      4.4 East Acquisition Proposals.
      (a) From and after the Auction Termination Date, each of the Debtors agrees that, except as permitted by Section 4.1 hereof, neither it nor any of its officers and directors shall, and that it shall not authorize or permit its employees, agents and representatives, including any investment banker, attorney or accountant retained by it (“Representatives”), to, directly or indirectly, initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to (1) a merger, reorganization, share exchange, consolidation or similar transaction involving the purchase or acquisition of any Debtor, (2) any purchase of an equity interest or interests in any Debtor or (3) any purchase of assets, securities or ownership interests of any Debtor, (any such inquiry, proposal or offer being hereinafter referred to as an “East Acquisition Proposal”). Each Debtor further agrees that neither it nor any of its officers and directors shall, and that it shall cause its Representatives not to, directly or indirectly, provide any confidential information or data to, or engage in any negotiations with, any Person relating to an East Acquisition Proposal, or otherwise knowingly encourage or facilitate any effort or attempt by any Person other than West to make or implement an East Acquisition Proposal; provided, however, that, subject to Section 6.3(a) hereof, nothing contained in this Agreement shall prevent East or its Board of Directors from (i) complying with its disclosure obligations under applicable Law (including under Sections 14d-9 and 14e-2 of the Exchange Act) with regard to an East Acquisition Proposal.
      (b) Each Debtor agrees that from and after the Auction Termination Date, if this Agreement is the Approved Proposal, it will cease and cause to be terminated any existing activities, discussions or negotiations with any Person other than West with respect to any East Acquisition Proposal. Upon this Agreement becoming the Approved Proposal, the Debtors will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a transaction with any Debtor to return or destroy all confidential information furnished prior thereto. Each Debtor agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 4.4.
      (c) East agrees that it will notify West as promptly as practicable (and, in any event, within 24 hours) if any inquiries, proposals or offers with respect to any East Acquisition Proposal or potential East Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep West informed, on a current basis, on the status and terms of any such proposal or offer and the status of any such discussions or negotiations. Each Debtor agrees that if, notwithstanding the provisions of Section 4.4(a) and 4.4(b), it becomes legally obligated to consider or enter into any discussions of any kind regarding an East Acquisition Proposal, it and its representatives shall negotiate in good faith with West and its Representatives to provide West with an opportunity to revise the terms of the transaction contemplated by this Agreement such that the Debtors and their Representatives agree that this Agreement (as so revised) constitutes the best transaction available to the Debtors and their estates. Each Debtor also agrees to provide any information to West that it is providing to another Person at the same time it provides it to such other Person.
      4.5 Information Supplied. Each of West and East agrees that none of the information supplied or to be supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by East in connection with the issuance of the shares of East Common Stock in the Merger (including the prospectus and proxy statement (the “Prospectus/ Proxy Statement”) constituting a part thereof) (the “S-4 Registration Statement”) and any amendment or supplement thereto will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/ Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders of West and at the time of the Shareholders Meeting (as defined in Section 4.6), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. West and East will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.
      4.6 Shareholders Meeting. West will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all lawful and reasonable action necessary to call, give notice of, convene and hold a meeting of holders of Shares (the “Shareholders Meeting”) as promptly as practicable after the S-4 Registration Statement is declared effective, and in any event will use its reasonable best efforts to convene the Shareholders Meeting not later than 120 days after the date of this Agreement (or, if later, not more than 60 days after effectiveness of the S-4 Registration Statement), to consider and vote upon the adoption of this Agreement. Subject to its fiduciary duties under applicable Law, the Board of Directors of West shall make the Directors’ Recommendation, the Directors’ Recommendation shall be included in the Prospectus/ Proxy Statement and the Board of Directors of West shall take all lawful and reasonable action to solicit the adoption of this Agreement by the holders of Shares. In the event that subsequent to the date of this Agreement the Board of Directors of West determines after consultation with outside counsel that its fiduciary duties under applicable Law require it to withdraw, modify or qualify its adoption of this Agreement or the Directors’ Recommendation in any manner, the Board of Directors of West may, subject to the requirements of Section 4.3, so withdraw, modify or qualify its adoption of this Agreement or the Directors’ Recommendation, provided, however, that West shall nevertheless submit this Agreement to the holders of Shares for adoption at the Shareholders Meeting and shall use its reasonable best efforts to do so within the time period prescribed herein.
      4.7 Filings; Other Actions; Notification.
      (a) East and West shall promptly after the date of this Agreement prepare and East shall file with the SEC the S-4 Registration Statement as promptly as practicable thereafter. East shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and in any event not later than 120 days after the date of this Agreement and West shall promptly thereafter mail the Prospectus/ Proxy Statement to the holders of Shares. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Prospectus/ Proxy Statements or the S-4 Registration Statement or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Prospectus/ Proxy Statement, the S-4 Registration Statement or the Merger, and (iii) all orders of the SEC relating to the S-4 Registration Statement.
      (b) West and East shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, East and West shall have the right to review in advance, and to the extent practicable each will consult the other on, all of the information relating to East or West, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the S-4 Registration Statement). To the extent permitted by Law, each party shall provide the other with copies of all correspondence between it (or its advisors) and any Governmental Entity relating to the transactions contemplated by this Agreement and, to the extent reasonably practicable, all telephone calls and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include Representatives of East and West. In exercising the foregoing rights, each of West and East shall act reasonably and as promptly as practicable.
      (c) To the extent permitted by applicable Law, West and East each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of East, West or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.
      (d) Subject to applicable Laws and the instructions of any Governmental Entity, West and East each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by East or West, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. West shall give prompt notice to East of any change, fact or condition of which, to West’s Knowledge, is reasonably expected to result in a West Material Adverse Effect or of any failure of any condition to East’s obligations to effect the Merger. East shall give prompt notice to West of any change, fact or condition of which, to East’s

Knowledge, is reasonably expected to result in an East Material Adverse Effect or of any failure of any condition to West’s obligations to effect the Merger.
      (e) East’s and West’s obligations under this Section 4.7(e) shall include, without limitation, the obligation to use their respective reasonable best efforts to defend any lawsuits or legal proceedings, whether judicial or administrative, or any actions by a Governmental Entity, challenging the consummation of the Merger or the other transactions contemplated hereby, including using reasonable best efforts to seek to have any stay or other injunctive relief which would prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement entered by any court or other Governmental Entity reversed on appeal or vacated. For purposes of this Section 4.7(e), “reasonable best efforts” shall include each of East’s and West’s agreement to (i) sell, hold separate or otherwise dispose of its assets or the assets of its Subsidiaries or conduct its business in a specified manner, or (ii) permit its assets or the assets of its Subsidiaries to be sold, held separate or disposed of or permit its business to be conducted in a specified manner; provided however, that nothing in this Agreement will require, or be deemed to require, East or West to agree to or effect any divestiture or take any other action if doing so would, individually or in the aggregate, reasonably be expected to result in a Newco Material Adverse Effect. “Newco Material Adverse Effect” means a material adverse effect on the financial condition, assets, liabilities, business or results of operations of Newco and its Subsidiaries taken as a whole. “Newco” refers to East after the Effective Time.
      (f) Each of West and East will promptly notify the other if it becomes aware of any significant deficiencies in its internal control over financial reporting that, alone or combined with other significant deficiencies, would constitute a material weakness in its internal control over financial reporting.
      (g) Each of East and West agree that, without the prior consent of the other party, it will not enter into, amend, modify or waive any of its rights under (i) any definitive agreements relating to the Financing Commitments, (ii) any agreements with the ATSB (other than the Undertaking, dated as of January 18, 2002, among West, the ATSB and TPG Partners, L.P. and certain of its affiliates) or (iii) any agreements with General Electric Company or any of its Subsidiaries.
      4.8 Access and Reports. Subject to applicable Law, upon reasonable notice, each Party shall (and shall cause its Subsidiaries to) afford the other party’s officers and other authorized Representatives (including environmental consultants) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each Party shall (and shall cause its Subsidiaries to) furnish promptly to the other party all information concerning its business, properties and personnel as may reasonably be requested.
      4.9 Publicity. The initial press release disclosing this Agreement shall be a joint press release and thereafter West and East each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Governmental Entity.
      4.10 Employee Benefits.
      (a) East shall cause the Surviving Corporation to honor all West Compensation and Benefit Plans in accordance with their terms as in effect immediately before the Effective Time, subject to any amendment or termination thereof that may be permitted by the terms of such plan and applicable Law.
      (b) Subject to the terms of any applicable collective bargaining agreement, East shall cause any East Compensation and Benefit Plans that cover the employees of West and its Subsidiaries who are employed by East or any of its Subsidiaries at or after the Effective Time (the “Continuing Employees”) to treat the employment and service of the Continuing Employees with West and its Subsidiaries and any predecessor employers through the Closing Date as employment and service with East and its Subsidiaries for eligibility and vesting purposes (but not benefit accrual purposes under any defined benefit pension plan) under the East Compensation and Benefit Plans. Subject to the terms of any applicable collective bargaining agreement, the Continuing Employees and their dependents and beneficiaries shall not be required for the calendar year that includes the Closing Date to satisfy any deductible, co-payment, out-of pocket maximum or similar requirements under any East Compensation and Benefit Plan that provides medical, dental and other welfare benefits to the Continuing Employees (and their beneficiaries) to the extent of amounts previously credited for such purposes under the medical, dental and other welfare benefit plans of West and its Subsidiaries that covered the Continuing Employees prior to the Closing Date, and any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in such East Compensation and Benefit Plan shall not apply with respect to the Continuing Employees and their dependents and beneficiaries (except to the extent such waiting periods, exclusions or requirements were applicable under the West Compensation and Benefit Plans at the Effective Time).
      (c) No provision of this Section 4.10 shall create any third party beneficiary rights in any Continuing Employee or any other employee or former employee (including any beneficiary or dependent of any Continuing Employee or other employee or former employee) of West or any of its Subsidiaries in respect of continued employment (or resumed employment) or any other matter.
      4.11 Expenses. Except as otherwise provided in Section 6.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense; provided, however, that East and West shall each be responsible for half of the costs and expenses incurred in connection with any filings required to be made under the HSR Act, as contemplated by Sections 3.1(d)(i)(B) and 3.2(e)(i)(B) hereof.
      4.12 Indemnification; Directors’ and Officers’ Insurance.
      (a) From and after the Effective Time, each of East and the Surviving Corporation agrees that it will jointly and severally indemnify and hold harmless each present director and officer of West or any of its Subsidiaries (in each case, for acts or failures to act in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), to the fullest extent permitted by applicable Law (and East or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination as to whether an Indemnified Person is entitled to indemnification or advancement of expenses hereunder shall be made by independent counsel selected by East or the Surviving Corporation and such Person.
      (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 4.12, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify East thereof, but the failure to so notify shall not relieve East of any liability it may have to such Indemnified Party except to the extent such failure materially and actually prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) East or the Surviving Corporation shall have the right to assume the defense thereof and East shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if East or the Surviving Corporation does not elect to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between East or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and East and the Surviving Corporation shall jointly and severally be obligated to pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that East and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; (ii) the Indemnified Parties will use their reasonable efforts to cooperate in the defense of any such matter, and (iii) East and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent (such consent not to be unreasonably withheld or delayed); and provided, further, that East and the Surviving Corporation shall not have any obligation under this Agreement to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.
      (c) The Surviving Corporation shall, and East shall cause the Surviving Corporation to, maintain West’s existing officers’ and directors’ liability insurance (“D&O Insurance”) (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each such Indemnified Person covered as of the Effective Time by West’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, for a period of six years after the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 150% of the current annual premium paid by West (which annual premium is set forth in Section 4.12(c) of the West Disclosure Letter) for such insurance (such 150% amount, the “Maximum Annual Premium”); provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. In addition, West may purchase a six-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by West; provided, that the amount paid by West shall not exceed six times the Maximum Annual Premium. If such “tail” prepaid policy has been obtained by West prior to the Closing, the Surviving Corporation shall, and East shall cause the Surviving Corporation to, maintain such policy in full force and effect, for its full term, and continue to honor their respective obligations thereunder, and all other obligations under this Section 4.12(c) shall terminate.
      (d) The obligations of East and the Surviving Corporation under this Section 4.12 shall not be terminated or modified by such parties in a manner so as to adversely affect any Indemnified Party to whom this Section 4.12 applies without the consent of such affected Indemnified Party. If East or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of East or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section.
      (e) The provisions of this Section 4.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives.
      (f) The rights of the Indemnified Parties and their heirs and legal representatives under this Section 4.12 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of West or any of its Subsidiaries, or under any other applicable Laws.
      4.13 Takeover Statutes. If any Takeover Statute becomes applicable to the Merger or the other transactions contemplated by this Agreement, each of East and West and their respective Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.
      4.14 Transfer Taxes. Each of East, West, Merger Sub and the shareholders of West shall pay any sales, use, ad valorem, property, transfer (including real property transfer) and similar Taxes imposed on such Person as a result of or in connection with the Merger and the other transactions contemplated hereby, except to the extent such taxes may not be assessed pursuant to section 1146(c) of the Bankruptcy Code; provided, however, that West shall be liable for any such Tax that is imposed on its shareholders in respect of assets that are owned directly or indirectly by West.

      4.15 Taxation. The parties intend that the Merger qualify as a reorganization within the meaning of Section 386(a) of the Code and shall use their reasonable best efforts (and shall cause their respective Subsidiaries to use their reasonable best efforts) to cause the Merger to so qualify. Neither East nor West shall take, cause or permit to be taken, or fail to take, any action, whether before or after the Effective Time, which action or failure to act would disqualify the Merger as a reorganization within the meaning of Section 368(a) of the Code. Each of East, Merger Sub and West shall cooperate with each other in obtaining opinions of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to West, and Arnold & Porter LLP, counsel to East and Merger Sub, to satisfy the conditions set forth in Sections 5.2(e) and 5.3(e). In connection therewith, each of East, Merger Sub and West shall deliver to such counsel customary representation letters in form and substance reasonably satisfactory to such counsel.
      4.16 Stock Exchange Listing and De-listing. East shall use its reasonable best efforts to cause the shares of East Common Stock to be issued in the Merger to be authorized for listing or quotations, as applicable, on the NYSE or the NASDAQ Stock Market upon official notice of issuance, prior to the Closing Date. The Surviving Corporation shall use its best efforts to cause the Shares to be no longer listed on the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.
      4.17 Affiliates. West shall deliver to East prior to the Closing Date a letter identifying all persons who are, at the time this Agreement is submitted for adoption by the stockholders of West, “affiliates” of West for purposes of Rule 145 of the rules and regulations promulgated under the Securities Act. West shall use reasonable best efforts to cause each such person to deliver to East on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit F hereto.
      4.18 Section 16(b). East and West shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of Shares or acquisitions of East Common Stock in connection with this Agreement by each individual who is a director or officer of West to be exempt under Rule 16b-3 under the Exchange Act.
      4.19 Compliance with Indenture and Warrant. As soon as practicable, East shall take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part to comply with the terms of (i) the Indenture governing the 2009 Notes, dated January 18, 2002, between America West Airlines, Inc. and Wilmington Trust Company, as Trustee, (ii) the Guarantee of the 2009 Notes, dated January 18, 2002, by America West Airlines, Inc., (iii) the Indenture governing the 2023 Notes, dated July 30, 2003, between America West Airlines, Inc. and U.S Bank National Association, as Trustee, (iv) the Guarantee and Exchange Agreement governing the 2023 Notes, dated July 30, 2003, between West and U.S. Bank National Association, as Exchange Agent and Trustee, and (v) the Warrant to Purchase Class B Common Stock issued to the ATSB on January 18, 2002, including preparing, executing and delivering as promptly as practicable all documentation to effect all necessary notices, supplements, amendments, reports and other documents.
      4.20 Adjustment for Increase in Pre-Investment Valuation of East.
      (a) In the event that, prior to the Effective Time, East enters into an Alternative Transaction in connection with the Merger, the parties shall cause this Agreement to be amended to adjust the Class A Merger Exchange Ratio and the Class B Merger Exchange Ratio appropriately such that 40% of the Additional Pre-Investment Value (the “West Additional Pre-Investment Value”) will, in the aggregate, be allocated to (x) the aggregate Class A Per Share Merger Consideration, (y) the aggregate Class B Per Share Merger Consideration and (z) the value of the Equity Participation, if any; provided, however, that any adjustments to the Class A Merger Exchange Ratio and the Class B Merger Exchange Ratio shall be made on a proportionate basis. In the event that, prior to the Effective Time, East enters into an Alternative Transaction other than the Merger with respect to which West or one of its affiliates is a party or otherwise involved, the parties shall cause the applicable agreement relating to such Alternative Transaction to provide for the allocation of such portion of the West Additional Pre-Investment Value as is necessary to fully satisfy the value of the Equity Participation. At West’s request, East shall cause this Agreement or, in the case of an Alternative Transaction other than the Merger, such other applicable agreement, or the Plan to provide that at the Effective Time (or at the closing of such other Alternative Transaction, as the case may be) shares of East

Common Stock representing 28% (or such other percentage as West may advise East in writing prior to the Effective Time or such closing) of the West Additional Pre-Investment Value be delivered to such Person or Persons as West may designate in its sole discretion (the “Equity Participation”).
      (b) For purposes of this Agreement:
      (i) “Additional Pre-Investment Value” means the excess of (A) the pre-investment equity valuation of East pursuant to such Alternative Transaction (after giving effect to the Plan and the closing of such Alternative Transaction (which, in the case of the Merger, would include the value of West) and determined on the same basis as the Financing Commitments) over (B) $500,000,000.
      (ii) “Alternative Transaction” means a reorganization, sale, merger, consolidation, joint venture, recapitalization, stand-alone plan, sale of assets or equity interests, or other combination or disposition or similar transaction (including the Merger) involving East as part of the Plan with respect to which the pre-investment equity valuation of East (after giving effect to the Plan and the closing of such Alternative Transaction (which, in the case of the Merger, would include the value of West) and determined on the same basis as the Financing Commitments) exceeds $500,000,000.
ARTICLE V
Conditions
      5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
      (a) Shareholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the West Requisite Vote in accordance with applicable Law and West’s certificate of incorporation and by-laws.
      (b) Regulatory Consents. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, (ii) all approvals and authorizations required to be obtained from the ATSB, DOT and FAA for the consummation of the Merger shall have been obtained, (iii) all approvals and authorizations required to be obtained for the consummation of the Merger from the foreign Governmental Entities set forth on Section 5.1(b)(iii) of the East Disclosure Letter shall have been obtained, (iv) all other Governmental Consents (as defined below) required to be obtained from any Governmental Entities for the consummation of the Merger shall have been obtained, except for any failures to obtain such consents that would not, individually or in the aggregate, reasonably be expected to result in a Newco Material Adverse Effect, and (v) all other Governmental Consents the failure of which to make or obtain would, individually or in the aggregate, provide a reasonable basis to conclude that West or its directors or officers would be subject to the risk of criminal liability, shall have been made or obtained. For purposes of this Agreement, the term “Governmental Consents” shall mean all notices, reports, filings, consents, registrations, approvals, permits or authorizations required to be made prior to the Effective Time by West, East or any of their respective Subsidiaries with, or obtained prior to the Effective Time by West, East or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby. All Governmental Consents that have been obtained shall have been obtained without the imposition of any term, condition or consequence the acceptance of which would, individually or in the aggregate, reasonably be expected to have or result in a Newco Material Adverse Effect.
      (c) Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”), except for such Orders of Governmental Entities outside the United States as would not, individually or in the aggregate, reasonably be expected to have a

Newco Material Adverse Effect and which do not provide a reasonable basis to conclude that West, East or their respective directors or officers would be subject to the risk of criminal liability.
      (d) Bankruptcy. The Plan, in form and substance reasonably acceptable to each of East and West, shall have been confirmed by the Bankruptcy Court pursuant to a Confirmation Order in form and substance reasonably acceptable to each of East and West, and such Confirmation Order shall have become a Final Order.
      (e) S-4 Registration Statement. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened, by the SEC.
      (f) Listing. The shares of East Common Stock to be issued in the Merger shall have been authorized for listing or quotation, as applicable, on the NYSE or NASDAQ Stock Market upon official notice of issuance.
      (g) Additional East Equity. In connection with the emergence of East from bankruptcy and the consummation of the Plan, East will have received from the Equity Investors on or before the Effective Time cash equity investments of not less than $375,000,000 on a pre-investment value of not less than $500,000,000, such equity investments to be made substantially on the basis set forth in the Financing Commitments.
      (h) Further Agreements. All agreements and Bankruptcy Court orders entered into, modified or otherwise effected pursuant to or in connection with this Agreement or the Plan shall be in form and substance reasonably acceptable to each of East and West.
      5.2 Conditions to Obligations of East and Merger Sub. The obligations of East and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by East at or prior to the Effective Time of the following conditions:
      (a) Representations and Warranties.
      (i) Each of the representations and warranties of West set forth in this Agreement (without giving effect to any materiality or West Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a West Material Adverse Effect; and
      (ii) East shall have received a certificate signed on behalf of West by the Chief Executive Officer or Chief Financial Officer of West as to the matters set forth in clause (i) of this Section 5.2(a).
      (b) Performance of Obligations of West. West shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and East shall have received a certificate signed on behalf of West by the Chief Executive Officer or Chief Financial Officer of West to such effect.
      (c) Certain Litigation. No Governmental Entity of competent jurisdiction shall have instituted (or if instituted, shall not have withdrawn) any suit, action or proceeding seeking any Order which would, in the reasonable judgment of East, individually or in the aggregate, be reasonably likely to result in a failure of the condition set forth in Section 5.1(c).
      (d) Consents Under Agreements. West shall have obtained the consent or approval of each Person whose consent or approval shall be required under any West Material Contract to which West or any of its Subsidiaries is a party in connection with the transactions contemplated by this Agreement, except where the failure to obtain such consents or approvals would not, individually or in the aggregate, reasonably be expected to have a West Material Adverse Effect.

      (e) Tax Opinion. East shall have received the opinion of Arnold & Porter LLP, counsel to East, in form and substance reasonably satisfactory to East, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 5.2(e), Arnold & Porter LLP may rely on customary representation letters as provided by East, Merger Sub and West, in form and substance reasonably satisfactory to Arnold & Porter LLP.
      5.3 Conditions to Obligation of West. The obligation of West to effect the Merger is also subject to the satisfaction or waiver by West at or prior to the Effective Time of the following conditions:
      (a) Representations and Warranties.
      (i) Each of the representations and warranties of East and Merger Sub set forth in this Agreement (without giving effect to any materiality or East Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have an East Material Adverse Effect; and
      (ii) West shall have received a certificate signed on behalf of East and Merger Sub by the Chief Executive Officer or Chief Financial Officer of East as to the matters set forth in clause (a) of this Section 5.3.
      (b) Performance of Obligations of East and Merger Sub. Each of East and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and West shall have received a certificate signed on behalf of East and Merger Sub by the Chief Executive Officer or Chief Financial Officer of East to such effect.
      (c) Certain Litigation. No Governmental Entity of competent jurisdiction shall have instituted (or if instituted, shall not have withdrawn) any suit, action or proceeding seeking any Order which would, in the reasonable judgment of West, individually or in the aggregate, be reasonably likely to result in a failure of the condition set forth in Section 5.1(c).
      (d) Consents Under Agreements. East shall have obtained the consent or approval of each Person whose consent or approval shall be required under any East Material Contract to which East or any of its Subsidiaries is a party in connection with the transactions contemplated by this Agreement, except where the failure to obtain such consents or approvals would not, individually or in the aggregate, reasonably be expected to have an East Material Adverse Effect.
      (e) Tax Opinion. West shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to West, in form and substance reasonably satisfactory to West, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 5.3(e), Skadden, Arps, Slate, Meagher & Flom LLP may rely on customary representation letters provided by East, Merger Sub and West, in form and substance reasonably satisfactory to Skadden, Arps, Slate, Meagher & Flom LLP.
      (f) Immediately prior to the Effective Time there shall not exist more than $10,000,000 of administrative claims (including contingent liabilities) arising out of or related to (i) any East Compensation and Benefit Plan that is subject to Section 302 of ERISA or Section 412 of the Code, other than any claims relating to amounts incurred in the ordinary course of East’s business including, but not limited to, plan contributions or (ii) any East Compensation and Benefit Plan not listed in Section 3.2(i)(i) of the East Disclosure Letter.

ARTICLE VI
Termination
      6.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of West referred to in Section 5.1(a) or the entry of the Confirmation Order, by mutual written consent of West and East by duly authorized action.
      6.2 Termination by Either East or West. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by duly authorized action of either East or West if (a) the Merger shall not have been consummated by October 31, 2005, whether such date is before or after the date of the adoption of this Agreement by the shareholders of West referred to in Section 5.1(a) or the entry of the Confirmation Order, provided, however, that in the event that, as of October 31, 2005, the conditions set forth in Sections 5.1(b), (d) and (e) have not been satisfied, the termination date may be extended from time to time by East or West one or more times to a date not beyond December 31, 2005 (such date, including any such extensions thereof, the “Termination Date”), (b) the adoption of this Agreement by the shareholders of West referred to in Section 5.1(a) shall not have been obtained at the Shareholders Meeting or at any adjournment or postponement thereof, (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable, except for any Orders the existence of which would not result in the failure of the condition set forth in Section 5.1(c) (whether before or after the adoption of this Agreement by the shareholders of West referred to in Section 5.1(a)), (d) the Bidding Procedures shall not have been approved by the Bankruptcy Court within fifteen (15) days of the date of this Agreement, or (e) the Merger and the transactions contemplated under this Agreement shall not have been determined by the Bankruptcy Court to be the Approved Proposal within forty-five (45) days after the entry of the order approving the Bidding Procedures by the Bankruptcy Court; provided, however, that the right to terminate this Agreement pursuant to this Section 6.2 shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger; provided, further, that in the case of clauses (d) and (e) of this Section 6.2, each of East and West shall have the right, but not the obligation, to terminate this Agreement for up to five (5) business days following the time period specified in such clause, after which time, if this Agreement is not terminated by either East or West, the time period for obtaining approval of the Bidding Procedures in clause (d) of this Section 6.2 and the time period for receiving a determination that the Merger and transactions contemplated under this Agreement constitute the Approved Proposal in clause (e) of this Section 6.2 shall be extended for ten (10) business days, during which time this Agreement may not be terminated. If, upon the expiration of the extension period contemplated in the preceding sentence, the Bidding Procedures shall not have been approved by the Bankruptcy Court or the Merger and the transactions contemplated under this Agreement shall not have been determined by the Bankruptcy Court to be the Approved Proposal, then this Agreement shall be deemed to have terminated pursuant to Section 6.2(d) or (e), as applicable.
      6.3 Termination by West. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of West referred to in Section 5.1(a), by action of the Board of Directors of West if (a) without the consent of West, East shall have entered into or seeks authority from the Bankruptcy Court to enter into (or does not object to efforts by any other party to have East enter into) a binding written agreement concerning any Qualified Competing Plan Proposal, (b) the Board of Directors of West authorizes West, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a West Superior Proposal, (c) there has been a breach of any representation, warranty, covenant or agreement made by East, any other Debtor or Merger Sub in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the execution of this Agreement, such that Section 5.3(a) or 5.3(b), as the case may be, would not be satisfied and such breach or failure to be true and correct is not curable within sixty (60) days of West providing written notice of such breach or failure to East, (d) East shall have knowingly and materially and not inadvertently breached any of its obligations under Section 4.4 of this Agreement, or (e) East withdraws the Plan after it has been filed with the Bankruptcy Court, East ceases to seek actively to have the Plan confirmed by the Bankruptcy Court (or does not actively contest efforts by another Person to cause the Plan not to be so confirmed) or twenty days after the Bankruptcy Court enters an order denying confirmation of the Plan.
      6.4 Termination by East. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of West referred to in Section 5.1(a), by duly authorized action of East if (a) the Board of Directors of West shall have withdrawn, modified or qualified, or shall have agreed to withdraw, modify or qualify, in fact or in substance, its adoption of this Agreement or the Directors’ Recommendation in a manner adverse to East, (b) West shall have entered into a binding written agreement concerning a transaction that constitutes a West Superior Proposal, (c) East, by duly authorized action, is authorized to enter into a binding written agreement concerning a transaction that constitutes an Approved Proposal, (d) there has been a breach of any representation, warranty, covenant or agreement made by West in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the execution of this Agreement, such that Section 5.2(a) or 5.2(b), as the case may be, would not be satisfied and such breach or failure to be true or correct is not curable within sixty (60) days of East providing written notice of such breach or failure to West, (e) by the later of 120 days after the date of this Agreement or 60 days after effectiveness of the S-4 Registration Statement, the Shareholders Meeting shall not have been held, or the vote of West’s shareholders contemplated by Section 4.6 has not been taken, unless West has used its reasonable best efforts to convene the Shareholders Meeting and hold such vote by the later of such dates, or (f) West shall have knowingly and materially and not inadvertently breached any of its obligations under Section 4.3 of this Agreement.
      6.5 Effect of Termination and Abandonment.
      (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VI, this Agreement (other than as set forth in Section 7.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers or other Representatives).
      (b) In the event that (i) a bona fide West Acquisition Proposal relating to at least 40% of the assets or equity interests of West and its Subsidiaries taken as a whole (a “Covered Proposal”) shall have been made to West or any of its Subsidiaries or its shareholders and shall have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Covered Proposal with respect to West or any of its Subsidiaries (and such Covered Proposal or publicly announced intention shall not have been withdrawn at the time of the Shareholders Meeting) and thereafter this Agreement is terminated by either East or West pursuant to Section 6.2(b), (ii) this Agreement is terminated by East pursuant to Section 6.4(e), (iii) this Agreement is terminated by East (A) pursuant to Section 6.4(a), (b) or (f) or (B) pursuant to Section 6.4(d) with respect to any knowing, material and not inadvertent breach of any covenant or agreement made by West or (iv) this Agreement is terminated by West pursuant to Section 6.3(b), then West shall promptly, but in no event later than two days after the date of such termination, pay East a termination fee of $15,000,000 (the “East Termination Fee”), payable by wire transfer of same day funds; provided, however, that no East Termination Fee shall be payable to East pursuant to clause (i) of this paragraph (b) unless and until (I) any Person (other than East) (a “West Acquiring Party”) has acquired, by purchase, sale, assignment, lease, transfer or otherwise, in one transaction or any series of related transactions within 18 months of such termination, a majority of the voting power of the outstanding securities of West or all or substantially all of the assets of West or shall have entered into an agreement with West for such an acquisition within 18 months of such termination or (II) there has been consummated a merger, consolidation or similar business combination between West or one of its Subsidiaries and a West Acquiring Party within such 18 month period. West acknowledges that the agreements contained in this Section 6.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, East and Merger Sub would not enter into this Agreement; accordingly, if West fails to promptly pay any amount due pursuant to this Section 6.5(b), and, in order to obtain such payment, East or Merger Sub commences a suit which results in a judgment against West for the fee, charges or expenses to which reference is made in this paragraph (b), West shall pay to East or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this

Agreement, the parties hereby acknowledge that payment of the East Termination Fee shall be the sole and exclusive remedy available to East, Merger Sub or any of the Debtors’ or their estates under this Agreement and none of such parties shall have any other rights or remedies in law or equity against West. Notwithstanding anything to the contrary in this Agreement, no East Termination Fee (when payable under this Agreement) shall be payable under any circumstances unless and until the order approving the Bidding Procedures is entered by the Bankruptcy Court and has become final and non-appealable.
      (c) In the event that this Agreement is terminated (i) by West pursuant to Section 6.3(a), (d) or (e), (ii) pursuant to Section 6.2(e), (iii) by East pursuant to Section 6.4(c), or (iv) by West pursuant to Section 6.3(c) with respect to any knowing, material and not inadvertent breach of any covenant or agreement by East, then East shall, promptly, but in no event later than two days after the date of such termination, pay to West a termination fee of $15,000,000 (the “West Termination Fee”), payable by wire transfer of same day funds. East acknowledges that the agreements contained in this Section 6.5(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, West would not enter into this Agreement; accordingly, if East fails to promptly pay any amount due pursuant to this Section 6.5(c), and, in order to obtain such payment, West commences a suit which results in a judgment against East for the fee, charges or expenses to which reference is made in this paragraph (c), East shall pay to West its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that payment of the West Termination Fee shall be West’s sole and exclusive remedy under this Agreement and West shall have no other rights or remedies in law or equity against East.
      (d) Notwithstanding the foregoing Section 6.5(c), the parties hereby acknowledge that in the event that this Agreement is validly terminated by West pursuant to Section 6.3(d), then in addition to East paying the West Termination Fee as set forth in Section 6.5(c), West shall also be entitled to seek any other additional remedy at law or equity, including, but not limited to, injunctive relief from the Bankruptcy Court and damages sustained by West (to the extent the amount of such damages exceeds the West Termination Fee).
      (e) East’s obligations pursuant to this Section 6.5 shall survive termination of this Agreement and shall constitute an allowed administrative expense of East.
ARTICLE VII
Miscellaneous and General
      7.1 Survival. This Article VII and the agreements of West, East and Merger Sub contained in Article II and Sections 4.10 (Employee Benefits) and 4.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article VII and the agreements of West, East and Merger Sub contained in Section 4.11 (Expenses) and Section 6.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement (as defined in Section 7.7) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.
      7.2 Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.
      7.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.
      7.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

      7.5 Governing Law And Venue; Waiver Of Jury Trial. (A) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the Bankruptcy Court, or if such court will not hear any such suit, the courts of the State of New York and the federal courts of the United States of America located in the State of New York, solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and consent to the jurisdiction of any such court over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.
      (B) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5.
      7.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or by overnight courier:

If to East or Merger Sub:

US Airways Group, Inc.
2345 Crystal Drive
Arlington, Virginia 22227
Attention: Elizabeth K. Lanier
Fax: 703-872-5208

With a copy to:

Arnold & Porter LLP
1600 Tysons Boulevard
Suite 900
McLean, Virginia 22102
Attention: Kevin Lavin, Esq.
Fax: 202-942-5999

Arnold & Porter LLP 370 Seventeenth Street Suite 4500 Denver, Colorado 80202 Attention: Brian Leitch, Esq. Fax: 303-832-0428
If to West:
America West Holdings Corporation 111 West Rio Salado Parkway Tempe, Arizona 85281 Attention: James E. Walsh III Fax: 480-693-5155
With a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP 333 West Wacker Drive Suite 2100 Chicago, Illinois 60606 Attention: Peter Krupp, Esq. Timothy Pohl, Esq. Kimberly deBeers, Esq. Fax: 312-407-0411
or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.
      7.7 Entire Agreement. This Agreement (including any exhibits hereto), the West Disclosure Letter, the East Disclosure Letter and the Confidentiality Agreement, dated February 24, 2004, as amended on January 7, 2005, between East and West (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.
      7.8 Third Party Beneficiaries. Except as provided in Section 4.12 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the shareholders of West shall be deemed third party beneficiaries solely with respect to the right to receive the Applicable Per Share Merger Consideration pursuant to Article II hereof.
      7.9 Obligations of East and of West. Whenever this Agreement requires a Subsidiary of East to take any action, such requirement shall be deemed to include an undertaking on the part of East to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of West to take any action, such requirement shall be deemed to include an undertaking on the part of West to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.
      7.10 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

      7.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
      7.12 Interpretation; Construction.
      (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
      (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
      (c) Each of West and East has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure letter need not be set forth in any other section of the disclosure letter so long as its relevance to the latter section of the disclosure letter or section of the Agreement is readily apparent on the face of the information disclosed in the disclosure letter to the Person to which such disclosure is being made. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “West Material Adverse Effect,” “East Material Adverse Effect” or other similar terms in this Agreement.
      7.13 Assignment. This Agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this Agreement will be void ab initio.

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

US AIRWAYS GROUP, INC.

By	/s/ Bruce R. Lakefield

Name: Bruce R. Lakefield

Title:	Chief Executive Officer

AMERICA WEST HOLDINGS CORPORATION

By	/s/ W. Douglas Parker

Name: W. Douglas Parker

Title:	Chairman and Chief Executive Officer

BARBELL ACQUISITION CORP.

By	/s/ Stephen Morrell

Name: Stephen Morrell

Title:	Chief Executive Officer

ANNEX A
DEFINED TERMS

Terms	Section

ADs	3.1(i)(i)
Additional Pre-Investment Value	4.20(b)
Agreement	Preamble
Alternative Transaction	4.20(b)
Applicable Per Share Merger Consideration	2.1(a)(iii)
ATSB	3.1(d)(i)
Audit Date	3.1(e)(i)
Auction Termination Date	4.2(b)
Bankruptcy and Equity Exception	3.1(c)(i)
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
Bidding Procedures	4.2(a)
Cases	Recitals
CERCLA	3.1(m)(iv)
Certificate	2.1(a)(iii)
Certificate of Merger	1.3
Class A Share	2.1(a)(i)
Class A Merger Exchange Ratio	2.1(a)(i)
Class B Share	2.1(a)(ii)
Class B Merger Exchange Ratio	2.1(a)(ii)
Closing	1.2
Closing Date	1.2
Code	Recitals
Computer Software	3.1(p)
Confidentiality Agreement	7.7
Confirmation Order	Recitals
Continuing Employees	4.10(b)
Contract	3.1(d)(ii)
Copyrights	3.1(p)
Costs	4.12(a)
D&O Insurance	4.12(c)
Debtor	Recitals
Debtors	Recitals
DGCL	1.1
DHS	3.1(d)(i)
Directors’ Recommendation	3.1(c)(ii)
DOT	3.1(d)(i)
East	Preamble
East Acquisition Proposal	4.4(a)
East Aircraft	3.2(s)(i)
East Audit Date	3.2(f)(i)

Terms	Section

East CBAs	3.2(p)(i)
East Common Stock	2.1(a)(i)
East Compensation and Benefit Plan	3.2(i)(i)
East Disclosure Letter	3.2
East ERISA Affiliate	3.2(i)(i)
East Gates	3.2(l)(ii)
East Leased Real Property	3.2(l)(iii)
East Material Adverse Effect	3.2(a)
East Material Contracts	3.2(k)(iii)
East Owned Real Property	3.2(l)(i)
East Real Property	3.2(l)(iii)
East Reports	3.2(f)(i)
East Slots	3.2(t)
East Termination Fee	6.5(b)
East’s Knowledge	3.2(f)(iv)
Effective Time	1.3
Encumbrance	3.1(k)(ix), 3.2(l)(ix)
Environmental Laws	3.1(m)(ii)
Environmental Liability	3.1(m)(iii)
Equity Investors	Recitals
Equity Participation	4.20(a)
ERISA	3.1(h)(ii)
Exchange Act	3.1(d)(i)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Excluded Class A Share	2.1(a)(i)
Excluded Class B Share	2.1(a)(ii)
Excluded Shares	2.1(a)(ii)
FAA	3.1(d)(i)
FARs	3.1(i)(i)
FCC	3.1(d)(i)
Final Order	4.2(e)
Financing Commitments	Recitals
Foreign Corrupt Practices Act	3.1(q)(i)
GAAP	3.1(e)(ii)
Governmental Consents	5.1(b)
Governmental Entity	3.1(d)(i)
Hazardous Substance	3.1(m)(iv)
HSR Act	3.1(d)(i)
Indemnified Parties	4.12(a)
Independent Director	1.8(a)
Intellectual Property	3.1(p)
IRS	3.1(h)(2)
IT Assets	3.1(p)

Terms	Section

Laws	3.1(i)(i)
Licenses	3.1(i)(i)
Lien	3.1(b)
Maximum Annual Premium	4.12(c)
Merger	Recitals
Merger Sub	Preamble
Newco	4.7(e)
Newco Material Adverse Effect	4.7(e)
Notice of West Superior Proposal	4.3(a)
NYSE	1.8(a)
Order	5.1(c)
Outstanding Class A Share	2.1(a)(i)
Outstanding Class B Share	2.1(a)(ii)
Outstanding Shares	2.1(a)(ii)
Parent Amended By-Laws	1.7(a)
Parent Charter	1.6(a)
Patents	3.1(p)
Per Share Class A Merger Consideration	2.1(a)(i)
Per Share Class B Merger Consideration	2.1(a)(ii)
Person	2.2(b)
Plan	Recitals
Prospectus/ Proxy Statement	4.5
RCRA	3.1(m)(iv)
Release	3.1(m)(v)
Removal, Remedial or Response Actions	3.1(m)(vi)
Representatives	4.3(a), 4.4(a)
S-4 Registration Statement	4.5
SEC	2.5(c)
Securities Act	3.1(d)(i)
Shareholders Meeting	4.6
Shares	2.1(a)(ii)
SOX Act	3.1(e)(i)
Subsidiary	3.1(a)
Surviving Corporation	1.1
Surviving Corporation By-Laws	1.7(b)
Surviving Corporation Charter	1.6(b)
Takeover Statute	3.1(l)
Tax	3.1(n)
Tax Return	3.1(n)
Taxes	3.1(n)
Termination Date	6.2
Trade Secrets	3.1(p)
Trademarks	3.1(p)
Voting Agreement	Recitals

Terms	Section

West	Preamble
West Acquisition Proposal	4.3(a)
West Additional Pre-Investment Value	4.20(a)
West Aircraft	3.1(r)(i)
West Awards	2.5(b)
West CBAs	3.1(o)(i)
West Compensation and Benefit Plan	3.1(h)(i)
West Convertible Debt	3.1(b)
West Disclosure Letter	3.1
West ERISA Affiliate	3.1(h)(i)
West Gates	3.1(k)(ii)
West Leased Real Property	3.1(k)(iii)
West Material Adverse Effect	3.1(a)
West Material Contracts	3.1(j)(iii)
West Owned Real Property	3.1(k)(i)
West Option	2.5(a)
West Preferred Shares	3.1(b)
West Real Property	3.1(k)(iii)
West Reports	3.1(e)(i)
West Requisite Vote	3.1(c)(i)
West Slots	3.1(s)
West Stock Plans	2.5(a)
West Superior Proposal	4.3(a)
West Termination Fee	6.5(c)
West Warrants	3.1(b)
West’s Knowledge	3.1(e)(iv)
2009 Notes	3.1(b)
2023 Notes	3.1(b)

ANNEX B
[Letterhead of Greenhill Co., LLC]
CONFIDENTIAL
May 19, 2005
Board of Directors
America West Holdings Corporation
111 West Rio Salado Pkwy
Tempe, AZ 85281
Members of the Board:
We understand that America West Holdings Corporation (the “Company”) and US Airways Group (“US Airways”) propose to enter into an Agreement and Plan of Merger (the “Agreement”), which provides, among other things, for the merger of a newly-formed subsidiary of US Airways (“Holdco”) with and into the Company (the “Merger”) upon the confirmation of a plan of reorganization for US Airways (“US Airways Plan of Reorganization”) pursuant to Chapter 11 of title 11 of the United States Code. The Agreement provides, among other things, that each share of Class B common stock, par value $0.01 per share, of the Company (each, a “Class B Share”) issued and outstanding immediately prior to the effective time of the Merger (other than any Excluded Shares (as defined in the Agreement)), will be converted into .4082 shares of common stock, par value $0.01 per share, of US Airways (“US Airways Common Stock”) (the “Class B Share Merger Consideration”). The terms and conditions of the Merger and the other transactions contemplated by the Agreement (together with the Merger, the “Transactions”) are more fully set forth in the Agreement.
You have asked for our opinion as to whether, as of the date hereof, the Class B Share Merger Consideration is fair, from a financial point of view, to the holders of the Class B Shares. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision to proceed with or effect the Merger.
For purposes of the opinion set forth herein, we have:
       1.     reviewed the draft Merger Agreement in the form distributed to us on May 18, 2005 and certain related documents;
       2.     reviewed certain publicly available information about US Airways and the Company and the industry in which they operate;
       3.     reviewed certain information, including financial forecasts and other financial and operating data concerning US Airways (the “US Airways Projections”) and the Company (the “Company Projections”), prepared by the management of the respective companies;
       4.     reviewed certain information, including financial forecasts and other operating data concerning the pro forma combined company, prepared by the management of the Company and US Airways (the “Pro Forma Information”);
       5.     reviewed information regarding the strategic, financial and operational benefits anticipated from the Merger and the Transactions, prepared by the managements of US Airways and the Company (the “Synergies”);
       6.     discussed the past and present operations and financial condition and the prospects of the business of the Company with senior executives of the Company and discussed the past and present operation and financial condition and the prospects of US Airways with senior executives of US Airways;

       7.     compared the financial and operating performance of US Airways and the Company with publicly available information concerning other companies that we deemed relevant;
       8.     compared the value of the Class B Share Merger Consideration with the market capitalization of the Company on a current basis and historic basis;
       9.     compared the value of the Class B Share Merger Consideration with the trading valuations of certain publicly traded companies that we deemed relevant;
      10.     compared the value of the Class B Share Merger Consideration with the relative contribution of the Company to the pro forma combined company based on a number of metrics that we deemed relevant;
      11.     compared the value of the Class B Share Merger Consideration with the consideration received by shareholders in certain publicly disclosed transactions that we deemed relevant;
      12.     compared the value of the Class B Share Merger Consideration to the valuation derived by discounting future cash flows and a terminal value of the business at discount rates that we deemed appropriate;
      13.     performed such other analyses and considered such other factors as we deemed appropriate.
We have assumed and relied upon without independent verification the accuracy and completeness of the information publicly available or supplied or otherwise made available to us by representatives of the Company and US Airways for the purposes of this opinion and have further relied upon the assurances of the representatives of the Company and US Airways that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, the US Airways Projections, the Pro Forma Information and the Synergies that have been furnished to us, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company and US Airways, as applicable, as to the future financial performance of the respective businesses and the achievability of the Synergies. Without limiting the generality of the foregoing, we have assumed that US Airways will achieve the cost reductions set forth in the US Airways Projections and that the Synergies will be achieved. We express no opinion with respect to such projections, the Synergies or the assumptions upon which they are based. Moreover, for the purpose of our opinion, we have assumed that US Airways will receive, on or before the effective date of the Merger, cash equity investments of not less than $375,000,000 based on a pre-investment valuation of US Airways of $500,000,000, substantially on the terms of the drafts of the financing commitments that have been provided to us. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger and the other Transactions (including the approval by the bankruptcy court of the US Airways Plan of Reorganization) will be obtained without any effect on the Company, US Airways or Holdco or on the contemplated benefits of the Transactions in any way meaningful to our analysis. We have assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.
We have not made any independent valuation or appraisal of the assets or liabilities (contingent, off-balance sheet or otherwise) of the businesses, nor have we been furnished with any such valuations or appraisals. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the final, executed Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed. Our opinion is necessarily based on financial, economic, market and other conditions and the information made available to us as of the date hereof.
We will receive a fee from the Company for our services rendered in connection with the Transactions, a substantial portion of which will be contingent on the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.
It is understood that this letter is for the information of the Board of Directors (the “Board”) of the Company and is rendered to the Board in connection with their consideration of the Transaction and may not be used for any other purpose without our prior written consent, except that a copy of the opinion may be included in any registration statement/ prospectus to be filed with the Securities and Exchange Commission and in any disclosure statement required to be annexed in US Airways’ bankruptcy proceedings in connection with the Transactions. We are not expressing an opinion as to any aspect of the Transactions other than the fairness of the Class B Share Merger Consideration to the holders of the Class B Shares from a financial point of view. In particular, we express no opinion as to the fairness of the consideration payable to the holders of the Class A common stock, par value $.01 per share, of the Company (the “Class A Shares”) in the Merger nor do we express any opinion as to the relative fairness of the consideration payable in the Merger to the holders of the Class A Shares and the Class B Shares. This opinion does not address in any manner the prices at which US Airways Common Stock will trade following the consummation of the Transactions. This opinion is not intended to be and does not constitute a recommendation to the Board or the stockholders of the Company as to whether they should approve the Merger.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Class B Share Merger Consideration is fair from a financial point of view to holders of the Class B Shares of the Company.

Very best regards,

GREENHILL & CO., LLC

By:	/s/ Bradley A. Robins

Bradley A. Robins
Managing Director

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification Of Directors And Officers.
      Pursuant to Section 145 of the Delaware General Corporation Law (the “DGCL”), a corporation may indemnify any person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of such corporation) who is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
      The DGCL provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its bylaws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise.
      The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above.
      US Airways Group’s certificate of incorporation provides that US Airways Group shall indemnify its officers and directors to the full extent authorized or permitted by applicable law. US Airways Group’s certificate of incorporation and bylaws provide that US Airways Group shall also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of US Airways Group), by reason of the fact that such person is or was a director or officer of US Airways Group, or is or was a director or officer of US Airways Group serving at the request of US Airways Group as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of US Airways Group, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.
      US Airways Group also maintains insurance for officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of this insurance is to indemnify and officer or director of US Airways Group against expenses, including without limitation, attorneys’ fees, judgments, fines and amounts paid in settlement, incurred by an officer or director upon a determination that such person acted in good faith. The premiums for such insurance are paid by US Airways Group.

      Pursuant to separate indemnification agreements with US Airways Group, each officer and director of US Airways Group is indemnified against all liabilities relating to his or her position as an officer or director of US Airways Group, to the fullest extent permitted under applicable law.
      The foregoing statements are subject to the detailed provisions of Section 145 of the DGCL.

Item 21.	Exhibits And Financial Statement Schedules.
      (a) The following exhibits are filed herewith or incorporated herein by reference:
Exhibits
      Exhibits required to be filed by Item 601 of Regulation S-K. Where the amount of securities authorized to be issued under any of US Airways Group’s long-term debt agreements does not exceed 10 percent of the US Airways Group’s assets, pursuant to paragraph (b)(4)(iii) of Item 601 of Regulation S-K, in lieu of filing such as an exhibit, the US Airways Group hereby agrees to furnish to the SEC upon request a copy of any agreement with respect to such long-term debt.

Designation		Description
2.1		Agreement and Plan of Merger, dated May 19, 2005, by and among US Airways Group, Inc. and America West Holdings Corporation (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement) (Pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC, the exhibits and schedules to the Agreement and Plan of Merger have been omitted. Such exhibits and schedules are described in the Agreement and Plan of Merger. US Airways Group hereby agrees to furnish to the SEC, upon its request, any or all of such omitted exhibits or schedules.)
3.1		Amended and Restated Certificate of Incorporation of US Airways Group, Inc., effective as of March 31, 2003 (incorporated by reference to Exhibit 3.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
3.2		Amended and Restated Bylaws of US Airways Group, Inc., effective as of March 31, 2003 (incorporated by reference to Exhibit 3.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
3	.3***	Form of Second Amended and Restated Certificate of Incorporation of US Airways Group, Inc.
3	.4***	Form of Second Amended and Restated Bylaws of US Airways Group, Inc.
4.1		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to General Electric Capital Corporation (incorporated by reference to Exhibit 4.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.2		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Bank of America, N.A. (incorporated by reference to Exhibit 4.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.3		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.3 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.4		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.4 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.5		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 4.5 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

Designation		Description
4.6		Form of Class A-1 Warrants (incorporated by reference to Exhibit 4.3 to US Airways Group’s Registration Statement on Form S-8 filed on July 31, 2003)
5	.1***	Opinion of Elizabeth K. Lanier, Executive Vice President — Corporate Affairs and General Counsel of U.S. Airways Group regarding legality of securities being registered
8	.1***	Opinion of Arnold & Porter LLP regarding certain U.S. income tax aspects of the merger
8	.2***	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. income tax aspects of the merger
10.1		Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.5 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)
10.2		Amendment No. 1 dated December 18, 2003 to Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.1 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)
10.3		Amendment No. 2 dated March 12, 2004 to Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board. (incorporated by reference to Exhibit 10.2 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)
10.4		Amendment No. 3 dated May 21, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.1 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)
10.5		Amendment No. 4 dated July 13, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.2 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10	.6**	Amendment No. 5 dated December 28, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board
10.7		Final Order (I) Authorizing Debtors’ Use of Cash Collateral and (II) Providing Adequate Protection Pursuant to Bankruptcy Rules 4001(b) and 4001(d) (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated October 14, 2004)
10.8		Motion to Authorize and Approve (1) The Primary Tranche A Lender Assignment, (2) The Alternate Tranche A Lender Assignment, and (3) Amendment No. 5 to the Loan Agreement pursuant to 11 U.S.C. Sections 105, 363, 1108, and Bankruptcy Rules 4001 and 6004 (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated December 28, 2004)
10.9		Order Approving (1) The Primary Tranche A Lender Assignment, (2) The Alternate Tranche A Lender Assignment, and (3) Amendment No. 5 to Loan Agreement pursuant to 11 U.S.C. Sections 105, 363, 1108, and Bankruptcy Rules 4001 and 6004 (incorporated by reference to Exhibit 99.2 to US Airways Group’s Current Report on Form 8-K dated December 28, 2004)
10.10		Master Memorandum of Understanding among US Airways Group, Inc., US Airways, Inc., and General Electric Capital Corporation acting through its agent GE Capital Aviation Services, Inc. and General Electric Company, GE Transportation Component (incorporated by reference to Exhibit 10.9 to US Airways Groups’ Annual Report on Form 10-K for the year ended December 31, 2004)*

Designation	Description
10.11	A319/A320/A321 Purchase Agreement dated as of October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (“AVSA”), an affiliate of aircraft manufacturer Airbus Industrie G.I.E. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997)*
10.12	Amendment No. 1 dated as of June 10, 1998 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.2 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998)*
10.13	Amendment No. 2 dated as of January 19, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.3 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998)*
10.14	Amendment No. 3 dated as of March 31, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)*
10.15	Amendment No. 4 dated as of August 31, 1999 to A319/A320A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)*
10.16	Amendment No. 5 dated as of October 29, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.6 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1999)*
10.17	Amendment No. 6 dated as of April 19, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000)*
10.18	Amendment No. 7 dated as of June 29, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)*
10.19	Amendment No. 8 dated as of November 27, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.9 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000)*
10.20	Amendment No. 9 dated as of December 29, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.10 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000)*
10.21	Amendment No. 10 dated as of April 9, 2001 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)*
10.22	Amendment No. 11 dated as of July 17, 2002 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002)*
10.23	Amendment No. 12 dated as of March 29, 2003 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)*

Designation	Description
10.24	Amendment No. 13 dated August 30, 2004 to the Airbus A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*
10.25	Amendment No. 14 dated December 22, 2004 to the Airbus A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*
10.26	Amendment No. 15 dated January 17, 2005 to the Airbus A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*
10.27	A330/A340 Purchase Agreement dated as of November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.4 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998)*
10.28	Amendment No. 1 dated as of March 23, 2000 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000)*
10.29	Amendment No. 2 dated as of June 29, 2000 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)*
10.30	Amendment No. 3 dated as of November 27, 2000 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.14 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000)*
10.31	Amendment No. 4 dated as of September 20, 2001 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.16 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2001)*
10.32	Amendment No. 5 dated as of July 17, 2002 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002)*
10.33	Amendment No. 6 dated as of March 29, 2003 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)*
10.34	Amendment No. 7 dated August 30, 2004 to the Airbus A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.3 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*
10.35	Amendment No. 8 dated December 22, 2004 to the Airbus A330/A340 Purchase Agreement dated as of November 24, 1998 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.6 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*
10.36	Amendment No. 9 dated November 24, 1998 to the Airbus A330/A340 Purchase Agreement between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.7 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*

Designation	Description
10.37	Letter Agreement dated December 17, 2004 between US Airways Group, Inc. and US Airways, Inc. and Airbus North America Sales Inc. (incorporated by reference to Exhibit 99.2 to US Airways Group’s Current Report on Form 8-K dated February 3, 2005)
10.38	Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)*
10.39	Amendment No. 1 dated as of November 4, 2003 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.22 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31,
2003)*
10.40	Amendment No. 2 dated as of November 21, 2003 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.23 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31,
2003)*
10.41	Amendment No. 3 dated as of February 9, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31,
2004)*
10.42	Amendment No. 4 dated as of August 4, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*
10.43	Amendment No. 5 dated as of September 3, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*
10.44	Amendment No. 6 dated as of January 25, 2005 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.9 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31,
2005)*
10.45	Amendment No. 1 dated January 6, 2004 to the Letter Agreement DCT-022/03 dated May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*
10.46	Post-Petition Purchase Agreement Modification and Aircraft Financing Term Sheet between US Airways, Inc., Embraer-Empresa Brasileira de Aeronautica S.A., dated December 16, 2004 (incorporated by reference to Exhibit 10.8 of US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)
10.47	Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)*
10.48	Contract Change Order 1 dated January 27, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.6 to US Airways Group Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*
10.49	Contract Change Order 2 dated February 9, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.7 to US Airways Group Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*

Designation		Description
10.50		Contract Change Order 3 dated February 26, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.8 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*
10.51		Investment Agreement, dated as of September 26, 2002, by and between the Retirement Systems of Alabama and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)
10.52		Amendment No. 1 dated as of January 17, 2003 to the Investment Agreement, entered into as of September 26, 2002 and amended and restated as of January 17, 2003 by and between the Retirement Systems of Alabama and US Airways Group, Inc. (incorporated by reference to Exhibit 10.37 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2002)
10.53		Amendment No. 2, dated as of March 30, 2003, to the Investment Agreement, dated as of September 26, 2002, by and among The Retirement Systems of Alabama, Retirement Systems of Alabama Holdings, LLC and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)
10.54		Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 10.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
10.55		Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 10.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
10.56		First Amendment dated as of June 25, 2003 to the Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 10.6 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)
10.57		Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and General Electric Capital Corporation (incorporated by reference to Exhibit 10.3 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
10.58		Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
10	.59†	2003 Stock Incentive Plan of US Airways Group, as amended and restated (incorporated by reference to Exhibit 4.4 of US Airways Group’s Registration Statement on Form S-8 filed on June 3, 2004)
10	.60†	US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)
10	.61†	First Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan (incorporated by reference to Exhibit 10.54 of US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2004)
10	.62†	US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)
10	.63†	First Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.10 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

Designation		Description
10	.64†	Second Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.57 of US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2004)
10	.65†	US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.1 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)
10	.66†	First Amendment to the US Airways Funded Executive Defined Contribution Plan dated January 26, 2004 (incorporated by reference to Exhibit 10.4 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.67†	Second Amendment to the US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.5 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.68†	Third Amendment to the US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.6 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.69†	US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.2 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)
10	.70†	First Amendment to the US Airways Unfunded Executive Defined Contribution Plan dated January 26, 2004 (incorporated by reference to Exhibit 10.7 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.71†	Second Amendment to the US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.8 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.72†	Third Amendment to the US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.9 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.73†	Employment Agreement between US Airways Group, Inc. and US Airways, Inc. and its President and Chief Executive Officer effective May 19, 2004 (incorporated by reference to Exhibit 10.6 to US Airways, Inc.’s Quarterly Report for the quarter ended September 30, 2004)
10	.74†	Employment Agreement between US Airways, Inc. and David N. Siegel effective March 11, 2002 (incorporated by reference to Exhibit 10.41 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001)
10	.75†	First Amendment effective March 31, 2003 to the Employment Agreement dated March 11, 2002 between US Airways, Inc. and David N. Siegel (incorporated by reference to Exhibit 10.1 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)
10	.76†	Separation Agreement between U.S. Airways Group, Inc., U.S. Airways, Inc. and David N. Siegel dated April 23, 2004 (incorporated by reference to Exhibit 10.10 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.77†	Supplemental Separation Agreement between US Airways Group, Inc., US Airways, Inc. and David N. Siegel dated May 19, 2004 (incorporated by reference to Exhibit 10.11 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.78†	Employment Agreement between US Airways, Inc. and its Executive Vice President — Corporate Affairs and General Counsel effective March 1, 2003 (incorporated by reference to Exhibit 10.5 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)
10	.79†	Severance Agreement between US Airways, Inc. and Neal S. Cohen effective April 8, 2002 (incorporated by reference to Exhibit 10.8 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)

Designation		Description
10	.80†	First Amendment effective March 31, 2003 to the Severance Agreement dated April 8, 2002 between US Airways, Inc. and Neal S. Cohen (incorporated by reference to Exhibit 10.2 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)
10	.81†	Separation and Consulting Agreement between US Airways Group, Inc., US Airways, Inc. and Neal S. Cohen effective April 30, 2004 (incorporated by reference to Exhibit 10.12 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.82†	Severance Agreement between US Airways, Inc. and its Executive Vice President — Operations effective July 26, 2002 (incorporated by reference to Exhibit 10.9 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)
10	.83†	First Amendment effective March 31, 2003 to the Severance Agreement dated June 26, 2002 between US Airways, Inc. and the Executive Vice President — Operations (incorporated by reference to Exhibit 10.3 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)
10	.84†	Severance Agreement between US Airways, Inc. and the Senior Vice President — Marketing effective June 26, 2002 (incorporated by reference to Exhibit 10.14 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)
10	.85†	First Amendment effective March 31, 2003 to the Severance Agreement dated June 26, 2002 between US Airways, Inc. and the Senior Vice President — Marketing (incorporated by reference to Exhibit 10.15 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)
10	.86†	Agreement between US Airways, Inc. and David N. Siegel with respect to certain employment arrangements effective March 11, 2002 (incorporated by reference to Exhibit 10.49 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001)
10	.87†	Severance Agreement between US Airways, Inc. and its Senior Vice President — Employee Relations effective April 8, 2002 (incorporated by reference to Exhibit 10.10 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)
10	.88†	First Amendment dated March 31, 2003 to the Severance Agreement dated as April 8, 2002 between US Airways, Inc. and its Senior Vice President — Labor Relations (incorporated by reference to Exhibit 10.33 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)
10	.89†	Agreement between US Airways, Inc. and its Senior Vice President — Labor Relations with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.18 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)
10	.90†	Agreement between US Airways, Inc. and its Senior Vice President — Marketing with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)
10	.91†	Agreement between US Airways, Inc. and its Senior Vice President — Marketing with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.35 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)
10	.92†	Agreement between US Airways, Inc. and its Executive Vice President — Operations with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.17 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)
10	.93†	Agreement between US Airways, Inc. and its Executive Vice President — Operations with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.37 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)

Designation		Description
10	.94†	Agreement between US Airways, Inc. and its Executive Vice President — Corporate Affairs, General Counsel and Secretary with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.38 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)
10	.95†	Agreement between US Airways, Inc. and its Senior Vice President — Labor Relations with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.40 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)
10.96		Investment Agreement, dated as of March 15, 2005 among Wexford Capital LLC, Republic Airways Holdings Inc., US Airways Group, Inc. and US Airways, Inc. (incorporated by reference to Exhibit 10.3 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*
10.97		Investment Agreement, dated as of May 19, 2005, by and among Peninsula Investment Partners, L.P., US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.98		Investment Agreement, dated as of May 19, 2005, by and among ACE Aviation Holdings, Inc., US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.99		Investment Agreement, dated as of May 19, 2005, by and among Par Investment Partners, L.P., US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.100		Investment Agreement, dated as of May 19, 2005, by and among Eastshore Aviation, LLC, US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.101		Investment Agreement, dated May 27, 2005, by and among Wellington Investment Management Company, LLP, America West Holdings Corporation and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on June 2, 2005)
10.102		Voting Agreement, dated May 19, 2005, among TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P. and US Airways Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.103		First Supplemental Order (I) Authorizing Debtors’ Use of Cash Collateral (II) Providing Adequate Protection Pursuant to Bankruptcy Rules 4001(b) and 4001(d) (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated January 13, 2005)
10.104		Junior Secured Debtor-in-Possession Credit Facility Agreement dated as of February 18, 2005 among US Airways, Inc., as Debtor and Debtor-in-Possession under Chapter 11 of the Bankruptcy Code as Borrower, US Airways Group, Inc., PSA Airlines, Inc., and Material Services, Inc., Debtors and Debtors-in-Possession under Chapter 11 of the Bankruptcy Code as Guarantors, and Eastshore Aviation, LLC, as Lender (incorporated by reference to Exhibit 99 to US Airways Group’s Current Report on Form 8-K dated February 28, 2005)
10	.105**	Amendment No. 1 dated as of May 19, 2005 to Junior Secured Debtor-in-Possession Credit Facility Agreement dated as of February 18, 2005 among US Airways, Inc., as Debtor and Debtor-in-Possession under Chapter 11 of the Bankruptcy Code as Borrower, US Airways Group, Inc., PSA Airlines, Inc., and Material Services, Inc., Debtors and Debtors-in-Possession under Chapter 11 of the Bankruptcy Code as Guarantors, and Eastshore Aviation, LLC, as Lender

Designation		Description
21.1		Subsidiaries of US Airways Group (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K for the year ended December 31, 2004 filed by US Airways Group on March 1, 2005)
23	.1**	Consent of KPMG, LLP, Independent Registered Public Accounting Firm of US Airways Group
23	.2**	Consent of KPMG, LLP, Independent Registered Public Accounting Firm of America West Holdings
23	.3**	Consent of PricewaterhouseCoopers LLP
23	.4**	Consent of Greenhill & Co., LLC
23	.5***	Consent of Elizabeth K. Lanier (included in Exhibit 5.1)
23	.6***	Consent of Arnold & Porter LLP (included in Exhibit 8.1)
23	.7***	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)
24.1		Powers of Attorney signed by the directors of US Airways Group, authorizing their signatures on this report (included on signature page)
99.1		Form of Stockholders Agreement among ACE Aviation Holdings, Par Investment Partners, L.P., Peninsula Investment Partners, L.P., Eastshore Aviation, LLC and U.S. Airways Group, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
99	.2**	Form of proxy card relating to the special meeting of America West Holdings

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

**	Filed herewith.

***	To be filed by amendment.

†	Management contract or compensatory plan or arrangement.
Item 22. Undertakings
      The undersigned Registrant hereby undertakes:

1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

b)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)	That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

6)	That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7)	To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

8)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.
      Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ARLINGTON, COMMONWEALTH OF VIRGINIA, ON JUNE 28, 2005.

US AIRWAYS GROUP, INC.

By:	/s/ Bruce R. Lakefield

Name: Bruce R. Lakefield
Title: President and Chief Executive Officer
      KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ronald E. Stanley and Elizabeth K. Lanier and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.
      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

SIGNATURE	TITLE	DATE

/s/ Bruce R. Lakefield Bruce R. Lakefield	Director, President and Chief Executive Officer (Principal Executive Officer)	June 28, 2005

/s/ Ronald E. Stanley Ronald E. Stanley	Executive Vice President — Finance and Chief Financial Officer (Principal Financial Officer)	June 28, 2005

/s/ Anita P. Beier Anita P. Beier	Senior Vice President — Finance and Controller (Principal Accounting Officer)	June 28, 2005

/s/ Dr. David G. Bronner Dr. David G. Bronner	Director and Chairman	June 28, 2005

/s/ Thomas R. Harter Thomas R. Harter	Director	June 28, 2005

/s/ Magdalena Jacobsen Magdalena Jacobsen	Director	June 28, 2005

SIGNATURE	TITLE	DATE

/s/ Robert L. Johnson Robert L. Johnson	Director	June 28, 2005

/s/ Cheryl G. Krongard Cheryl G. Krongard	Director	June 28, 2005

/s/ Joseph J. Mantineo Joseph J. Mantineo	Director	June 28, 2005

/s/ John A. Mckenna, Jr. John A. Mckenna, Jr.	Director	June 28, 2005

/s/ Hans Mirka Hans Mirka	Director	June 28, 2005

/s/ George M. Philip George M. Philip	Director	June 28, 2005

/s/ William D. Pollock William D. Pollock	Director	June 28, 2005

/s/ James M. Simon James M. Simon	Director	June 28, 2005

/s/ William T. Stephens William T. Stephens	Director	June 28, 2005

EXHIBIT INDEX

Exhibit
No.		Description
2.1		Agreement and Plan of Merger, dated May 19, 2005, by and among US Airways Group, Inc. and America West Holdings Corporation (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement) (Pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC, the exhibits and schedules to the Agreement and Plan of Merger have been omitted. Such exhibits and schedules are described in the Agreement and Plan of Merger. US Airways Group hereby agrees to furnish to the SEC, upon its request, any or all of such omitted exhibits or schedules.)
3.1		Amended and Restated Certificate of Incorporation of US Airways Group, Inc., effective as of March 31, 2003 (incorporated by reference to Exhibit 3.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
3.2		Amended and Restated Bylaws of US Airways Group, Inc., effective as of March 31, 2003 (incorporated by reference to Exhibit 3.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
3	.3***	Form of Second Amended and Restated Certificate of Incorporation of US Airways Group, Inc.
3	.4***	Form of Second Amended and Restated Bylaws of US Airways Group, Inc.
4.1		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to General Electric Capital Corporation (incorporated by reference to Exhibit 4.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.2		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Bank of America, N.A. (incorporated by reference to Exhibit 4.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.3		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.3 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.4		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.4 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.5		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 4.5 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
5	.1***	Opinion of Elizabeth K. Lanier, Executive Vice President — Corporate Affairs and General Counsel of U.S. Airways Group regarding legality of securities being registered
8	.1***	Opinion of Arnold & Porter LLP regarding certain U.S. income tax aspects of the merger
8	.2***	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. income tax aspects of the merger
10.1		Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.5 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)
10.2		Amendment No. 1 dated December 18, 2003 to Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.1 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)
10.3		Amendment No. 2 dated March 12, 2004 to Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board. (incorporated by reference to Exhibit 10.2 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)

Exhibit
No.		Description
10.4		Amendment No. 3 dated May 21, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.1 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)
10.5		Amendment No. 4 dated July 13, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.2 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10	.6**	Amendment No. 5 dated December 28, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board
10.7		Final Order (I) Authorizing Debtors’ Use of Cash Collateral and (II) Providing Adequate Protection Pursuant to Bankruptcy Rules 4001(b) and 4001(d) (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated October 14, 2004)
10.8		Motion to Authorize and Approve (1) The Primary Tranche A Lender Assignment, (2) The Alternate Tranche A Lender Assignment, and (3) Amendment No. 5 to the Loan Agreement pursuant to 11 U.S.C. Sections 105, 363, 1108, and Bankruptcy Rules 4001 and 6004 (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated December 28, 2004)
10.9		Order Approving (1) The Primary Tranche A Lender Assignment, (2) The Alternate Tranche A Lender Assignment, and (3) Amendment No. 5 to Loan Agreement pursuant to 11 U.S.C. Sections 105, 363, 1108, and Bankruptcy Rules 4001 and 6004 (incorporated by reference to Exhibit 99.2 to US Airways Group’s Current Report on Form 8-K dated December 28, 2004)
10.10		Master Memorandum of Understanding among US Airways Group, Inc., US Airways, Inc., and General Electric Capital Corporation acting through its agent GE Capital Aviation Services, Inc. and General Electric Company, GE Transportation Component (incorporated by reference to Exhibit 10.9 to US Airways Groups’ Annual Report on Form 10-K for the year ended December 31, 2004)*
10.11		A319/A320/A321 Purchase Agreement dated as of October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (“AVSA”), an affiliate of aircraft manufacturer Airbus Industrie G.I.E. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997)*
10.12		Amendment No. 1 dated as of June 10, 1998 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.2 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998)*
10.13		Amendment No. 2 dated as of January 19, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.3 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998)*
10.14		Amendment No. 3 dated as of March 31, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)*
10.15		Amendment No. 4 dated as of August 31, 1999 to A319/A320A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)*
10.16		Amendment No. 5 dated as of October 29, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.6 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1999)*

Exhibit
No.	Description
10.17	Amendment No. 6 dated as of April 19, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000)*
10.18	Amendment No. 7 dated as of June 29, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)*
10.19	Amendment No. 8 dated as of November 27, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.9 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000)*
10.20	Amendment No. 9 dated as of December 29, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.10 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000)*
10.21	Amendment No. 10 dated as of April 9, 2001 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)*
10.22	Amendment No. 11 dated as of July 17, 2002 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002)*
10.23	Amendment No. 12 dated as of March 29, 2003 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)*
10.24	Amendment No. 13 dated August 30, 2004 to the Airbus A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*
10.25	Amendment No. 14 dated December 22, 2004 to the Airbus A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*
10.26	Amendment No. 15 dated January 17, 2005 to the Airbus A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*
10.27	A330/A340 Purchase Agreement dated as of November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.4 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998)*
10.28	Amendment No. 1 dated as of March 23, 2000 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000)*
10.29	Amendment No. 2 dated as of June 29, 2000 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)*

Exhibit
No.	Description
10.30	Amendment No. 3 dated as of November 27, 2000 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.14 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000)*
10.31	Amendment No. 4 dated as of September 20, 2001 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.16 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2001)*
10.32	Amendment No. 5 dated as of July 17, 2002 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002)*
10.33	Amendment No. 6 dated as of March 29, 2003 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)*
10.34	Amendment No. 7 dated August 30, 2004 to the Airbus A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.3 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*
10.35	Amendment No. 8 dated December 22, 2004 to the Airbus A330/A340 Purchase Agreement dated as of November 24, 1998 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.6 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*
10.36	Amendment No. 9 dated November 24, 1998 to the Airbus A330/A340 Purchase Agreement between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.7 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*
10.37	Letter Agreement dated December 17, 2004 between US Airways Group, Inc. and US Airways, Inc. and Airbus North America Sales Inc. (incorporated by reference to Exhibit 99.2 to US Airways Group’s Current Report on Form 8-K dated February 3, 2005)
10.38	Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)*
10.39	Amendment No. 1 dated as of November 4, 2003 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.22 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31,
2003)*
10.40	Amendment No. 2 dated as of November 21, 2003 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.23 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31,
2003)*
10.41	Amendment No. 3 dated as of February 9, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31,
2004)*
10.42	Amendment No. 4 dated as of August 4, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*
10.43	Amendment No. 5 dated as of September 3, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*

Exhibit
No.	Description
10.44	Amendment No. 6 dated as of January 25, 2005 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.9 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31,
2005)*
10.45	Amendment No. 1 dated January 6, 2004 to the Letter Agreement DCT-022/03 dated May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*
10.46	Post-Petition Purchase Agreement Modification and Aircraft Financing Term Sheet between US Airways, Inc., Embraer-Empresa Brasileira de Aeronautica S.A., dated December 16, 2004 (incorporated by reference to Exhibit 10.8 of US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)
10.47	Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)*
10.48	Contract Change Order 1 dated January 27, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.6 to US Airways Group Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*
10.49	Contract Change Order 2 dated February 9, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.7 to US Airways Group Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*
10.50	Contract Change Order 3 dated February 26, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.8 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*
10.51	Investment Agreement, dated as of September 26, 2002, by and between the Retirement Systems of Alabama and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)
10.52	Amendment No. 1 dated as of January 17, 2003 to the Investment Agreement, entered into as of September 26, 2002 and amended and restated as of January 17, 2003 by and between the Retirement Systems of Alabama and US Airways Group, Inc. (incorporated by reference to Exhibit 10.37 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2002)
10.53	Amendment No. 2, dated as of March 30, 2003, to the Investment Agreement, dated as of September 26, 2002, by and among The Retirement Systems of Alabama, Retirement Systems of Alabama Holdings, LLC and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)
10.54	Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 10.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
10.55	Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 10.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
10.56	First Amendment dated as of June 25, 2003 to the Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 10.6 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

Exhibit
No.		Description
10.57		Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and General Electric Capital Corporation (incorporated by reference to Exhibit 10.3 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
10.58		Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
10	.59†	2003 Stock Incentive Plan of US Airways Group, as amended and restated (incorporated by reference to Exhibit 4.4 of US Airways Group’s Registration Statement on Form S-8 filed on June 3, 2004)
10	.60†	US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)
10	.61†	First Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan (incorporated by reference to Exhibit 10.54 of US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2004)
10	.62†	US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)
10	.63†	First Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.10 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)
10	.64†	Second Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.57 of US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2004)
10	.65†	US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.1 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)
10	.66†	First Amendment to the US Airways Funded Executive Defined Contribution Plan dated January 26, 2004 (incorporated by reference to Exhibit 10.4 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.67†	Second Amendment to the US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.5 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.68†	Third Amendment to the US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.6 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.69†	US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.2 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)
10	.70†	First Amendment to the US Airways Unfunded Executive Defined Contribution Plan dated January 26, 2004 (incorporated by reference to Exhibit 10.7 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.71†	Second Amendment to the US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.8 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.72†	Third Amendment to the US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.9 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.73†	Employment Agreement between US Airways Group, Inc. and US Airways, Inc. and its President and Chief Executive Officer effective May 19, 2004 (incorporated by reference to Exhibit 10.6 to US Airways, Inc.’s Quarterly Report for the quarter ended September 30, 2004)

Exhibit
No.		Description
10	.74†	Employment Agreement between US Airways, Inc. and David N. Siegel effective March 11, 2002 (incorporated by reference to Exhibit 10.41 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001)
10	.75†	First Amendment effective March 31, 2003 to the Employment Agreement dated March 11, 2002 between US Airways, Inc. and David N. Siegel (incorporated by reference to Exhibit 10.1 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)
10	.76†	Separation Agreement between U.S. Airways Group, Inc., U.S. Airways, Inc. and David N. Siegel dated April 23, 2004 (incorporated by reference to Exhibit 10.10 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.77†	Supplemental Separation Agreement between US Airways Group, Inc., US Airways, Inc. and David N. Siegel dated May 19, 2004 (incorporated by reference to Exhibit 10.11 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.78†	Employment Agreement between US Airways, Inc. and its Executive Vice President — Corporate Affairs and General Counsel effective March 1, 2003 (incorporated by reference to Exhibit 10.5 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)
10	.79†	Severance Agreement between US Airways, Inc. and Neal S. Cohen effective April 8, 2002 (incorporated by reference to Exhibit 10.8 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)
10	.80†	First Amendment effective March 31, 2003 to the Severance Agreement dated April 8, 2002 between US Airways, Inc. and Neal S. Cohen (incorporated by reference to Exhibit 10.2 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)
10	.81†	Separation and Consulting Agreement between US Airways Group, Inc., US Airways, Inc. and Neal S. Cohen effective April 30, 2004 (incorporated by reference to Exhibit 10.12 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)
10	.82†	Severance Agreement between US Airways, Inc. and its Executive Vice President — Operations effective July 26, 2002 (incorporated by reference to Exhibit 10.9 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)
10	.83†	First Amendment effective March 31, 2003 to the Severance Agreement dated June 26, 2002 between US Airways, Inc. and the Executive Vice President — Operations (incorporated by reference to Exhibit 10.3 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)
10	.84†	Severance Agreement between US Airways, Inc. and the Senior Vice President — Marketing effective June 26, 2002 (incorporated by reference to Exhibit 10.14 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)
10	.85†	First Amendment effective March 31, 2003 to the Severance Agreement dated June 26, 2002 between US Airways, Inc. and the Senior Vice President — Marketing (incorporated by reference to Exhibit 10.15 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)
10	.86†	Agreement between US Airways, Inc. and David N. Siegel with respect to certain employment arrangements effective March 11, 2002 (incorporated by reference to Exhibit 10.49 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2001)
10	.87†	Severance Agreement between US Airways, Inc. and its Senior Vice President — Employee Relations effective April 8, 2002 (incorporated by reference to Exhibit 10.10 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)
10	.88†	First Amendment dated March 31, 2003 to the Severance Agreement dated as April 8, 2002 between US Airways, Inc. and its Senior Vice President — Labor Relations (incorporated by reference to Exhibit 10.33 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)
10	.89†	Agreement between US Airways, Inc. and its Senior Vice President — Labor Relations with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.18 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)

Exhibit
No.		Description
10	.90†	Agreement between US Airways, Inc. and its Senior Vice President — Marketing with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)
10	.91†	Agreement between US Airways, Inc. and its Senior Vice President — Marketing with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.35 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)
10	.92†	Agreement between US Airways, Inc. and its Executive Vice President — Operations with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.17 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)
10	.93†	Agreement between US Airways, Inc. and its Executive Vice President — Operations with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.37 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)
10	.94†	Agreement between US Airways, Inc. and its Executive Vice President — Corporate Affairs, General Counsel and Secretary with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.38 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)
10	.95†	Agreement between US Airways, Inc. and its Senior Vice President — Labor Relations with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.40 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)
10.96		Investment Agreement, dated as of March 15, 2005 among Wexford Capital LLC, Republic Airways Holdings Inc., US Airways Group, Inc. and US Airways, Inc. (incorporated by reference to Exhibit 10.3 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*
10.97		Investment Agreement, dated as of May 19, 2005, by and among Peninsula Investment Partners, L.P., US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.98		Investment Agreement, dated as of May 19, 2005, by and among ACE Aviation Holdings, Inc., US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.99		Investment Agreement, dated as of May 19, 2005, by and among Par Investment Partners, L.P., US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.100		Investment Agreement, dated as of May 19, 2005, by and among Eastshore Aviation, LLC, US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.101		Investment Agreement, dated May 27, 2005, by and among Wellington Investment Management Company, LLP, America West Holdings Corporation and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on June 2, 2005)
10.102		Voting Agreement, dated May 19, 2005, among TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P. and US Airways Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)

Exhibit
No.		Description
10.103		First Supplemental Order (I) Authorizing Debtors’ Use of Cash Collateral (II) Providing Adequate Protection Pursuant to Bankruptcy Rules 4001(b) and 4001(d) (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated January 13, 2005)
10.104		Junior Secured Debtor-in-Possession Credit Facility Agreement dated as of February 18, 2005 among US Airways, Inc., as Debtor and Debtor-in-Possession under Chapter 11 of the Bankruptcy Code as Borrower, US Airways Group, Inc., PSA Airlines, Inc., and Material Services, Inc., Debtors and Debtors-in-Possession under Chapter 11 of the Bankruptcy Code as Guarantors, and Eastshore Aviation, LLC, as Lender (incorporated by reference to Exhibit 99 to US Airways Group’s Current Report on Form 8-K dated February 28, 2005)
10	.105**	Amendment No. 1 dated as of May 19, 2005 to Junior Secured Debtor-in-Possession Credit Facility Agreement dated as of February 18, 2005 among US Airways, Inc., as Debtor and Debtor-in-Possession under Chapter 11 of the Bankruptcy Code as Borrower, US Airways Group, Inc., PSA Airlines, Inc., and Material Services, Inc., Debtors and Debtors-in-Possession under Chapter 11 of the Bankruptcy Code as Guarantors, and Eastshore Aviation, LLC, as Lender
21.1		Subsidiaries of US Airways Group (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K for the year ended December 31, 2004 filed by US Airways Group on March 1, 2005)
23	.1**	Consent of KPMG, LLP, Independent Registered Public Accounting Firm of US Airways Group
23	.2**	Consent of KPMG, LLP, Independent Registered Public Accounting Firm of America West Holdings
23	.3**	Consent of PricewaterhouseCoopers LLP
23	.4**	Consent of Greenhill & Co., LLC
23	.5***	Consent of Elizabeth K. Lanier (included in Exhibit 5.1)
23	.6***	Consent of Arnold & Porter LLP (included in Exhibit 8.1
23	.7***	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)
24.1		Powers of Attorney signed by the directors of US Airways Group, authorizing their signatures on this report (included on signature page)
99.1		Form of Stockholders Agreement among ACE Aviation Holdings, Par Investment Partners, L.P., Peninsula Investment Partners, L.P., Eastshore Aviation, LLC and U.S. Airways Group, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
99	.2**	Form of proxy card relating to the special meeting of America West Holdings

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

**	Filed herewith.

***	To be filed by amendment.

†	Management contract or compensatory plan or arrangement.